STUDIO LEGALE

GILIBERTI PAPPALETTERA TRISCORNIA

E ASSOCIATI

VIA VISCONTI DI MODRONE 21 - 20122 MILANO - TEL. 02 76 00 15 85 - FAX 02 78 08 58 - 02 76 02 85 12

CODICE FISCALE E PARTITA IVA 13159210155

[redacted]

08002090

Milan, April 18 2008

SUPPL

SEC Mail Processing Section

APR 21 2008

Washington, DC
111

PROCESSED

APR 25 2008

THOMSON REUTERS

Securities and Exchange Commission

Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Cassa Di Risparmio Di Firenze

Subject: ~~Banca CR Firenze S.p.A.~~ – File Number 82-5126

Ladies and Gentlemen:

Pursuant to the filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "**Act**"), on behalf of Banca CR Firenze S.p.A. (the "**Company**"), enclosed please find one copy of each of the following documents:

1. an English version of the press release dated March 2, 2008 regarding an updating of a shareholders' agreement related to the Company;

2. an English version of the notice dated March 7, 2008 convening the shareholders' general meeting;

3. an English version of the offer document dated March 10, 2008 related to a mandatory public tender offer filed by Intesa Sanpaolo S.p.A. on the ordinary shares of the Company;

4. an updated version of the articles of association dated February 29, 2008;

5. an English version of the corporate governance report dated March 21, 2008;

6. an English version of the press release dated March 21, 2008 announcing the issue and publication of the corporate governance report;

7. an English version of the press release dated March 21, 2008 announcing the availability to the public of the draft of the 2007 Parent Company

4/24

financial statements and of the 2007 consolidated financial statements approved by the board of directors;

8. the Italian version of the draft of the 2007 Parent Company financial statements;

9. the Italian version of the 2007 consolidated financial statements;

10. internal dealing communications (no.13) dated from March 25, 2008 to April 3, 2008;

11. an English version of the board of statutory auditors' report to the 2007 financial statements dated March 26, 2008;

12. an Italian version of the independent auditor's report (PricewaterhouseCoopers S.p.A.) to the 2007 financial statements dated March 26, 2008;

13. an English version of the press release dated April 2, 2008 regarding the upgrading of the Long-term Issuer Default rating of the Company assigned by Fitch;

14. an English version of the press release dated April 9, 2008 announcing that the shareholders' general meeting will be held on second call.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by the Company that it is subject to the Act. As always, please do not hesitate to contact the undersigned with any further questions or comments you may have.

Very truly yours,

Avv. Alessandra Guercia

SEC EDGAR Filing Information

Form SUPPL -- Voluntary Supplemental Material by Foreign Issuers [Section 11(a)]

Filing Date Changed: **2008-03-13**
Effectiveness Date: **2008-03-13**
Documents: **1**

SEC Accession No.
9999999997-08-010726
Filing date: **2008-03-13**
Accepted: **2008-03-13 12:45:32**

Table of submitted documents:

Seq	Type	Document	Size	Description
1	SUPPL	9999999997-08-010726.paper	292	AUTO-GENERATED PAPER DOCUMENT
		9999999997-08-010726.txt	1544	**Complete submission text file**

Filer Information:

CASSA DI RISPARMIO DI FIRENZE SPA (Filer) **(0001133687)**
IRS No.: **000000000** | State of Incorp.: **L6** | Fiscal Year End:
Type: **SUPPL** | Act: **98** | File No.: **082-05126** | Film No.: **08001205**

Business Address	Mailing Address
VIA BUFALINI 4/6	VIA BUFALINI
FLORENCE L6 00000	FLORENCE L6 999999999

BANCA CR FIRENZE

(Notice given pursuant to Article 131 of CONSOB Issuer Regulations)

Shareholders' Agreement relative to Cassa di Risparmio di Firenze S.p.A.

On 22 February 2008, Ente Cassa di Risparmio di Firenze (hereinafter **"Ente CR Firenze"**) and Intesa Sanpaolo S.p.A. (hereinafter **"Intesa Sanpaolo"**) signed an agreement containing assumptions that repeal and integrate those agreed in the Post-Share Swap Contract stipulated on 26 July 2007, the content of which was published in abstract form in the newspapers "Il Sole 24 Ore", "Milano Finanza" and "Finanza e Mercati" of 4 August 2007. The Post-Share Swap Contract came into force as of 29 January 2008, as disclosed to the market by publication in "Il Sole 24 Ore" on 8 February 2008.

Specifically, in relation to the mandatory takeover bid launched by Intesa Sanpaolo on 18 February 2008 involving ordinary Cassa di Risparmio di Firenze S.p.A. shares not held by Intesa Sanpaolo or by Ente CR Firenze (hereinafter **"CR Firenze Shares"**), Ente CR Firenze and Intesa Sanpaolo agreed that:

(i) Intesa Sanpaolo will have the right to purchase CR Firenze Shares sold to them for a unit price lower than that of the takeover bid price, as established pursuant to art. 106 subsection 2 of Legislative Decree 58/1998 (hereinafter **"Consolidated Law on Finance"**), both before and after launch of the takeover bid;

(ii) In addition to mandatory squeeze-out pursuant to art. 106 of the Consolidated Law on Finance, Intesa Sanpaolo will have the right of squeeze-out on CR Firenze Shares sold to them and/or purchasable in application of articles 108 and 111 of the Consolidated Law on Finance, except with regard to shares held by Ente CR Firenze;

(iii) Ente CR Firenze does not intend to exercise any right of squeeze-out, and in any event waives such right, on CR Firenze Shares that may be due to Ente CR Firenze as a result of exercise of such rights pursuant to articles 108 and 111 of the Consolidated Law on Finance.

All other agreements made in the Post-Share Swap Contract not expressly amended or repealed by the aforementioned agreement will remain valid; in particular the agreement to the effect that the mandatory takeover bid is to be implemented solely by Intesa Sanpaolo.

Intesa Sanpaolo S.p.A. Ente Cassa di Risparmio di Firenze

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE S.p.A.
Banking Register No. 5120 -
Banking Groups Register No. 6160.6 -
Registered Office: 6 via Bufalini, Florence
Share Capital EUR 828,836,017 fully paid
Florence Register of Companies, Fiscal and VAT Number 04385190485
A company under the management and coordination of Intesa Sanpaolo S.p.A.

Notice of Ordinary Annual General Meeting of Shareholders

The shareholders are invited to attend the Ordinary Annual General Meeting of Shareholders which will be held at Palazzo Incontri, 1 Via de' Pucci - Florence - on 10 April 2008 at 11 AM, first call, or if necessary, second call, on 26 April 2008, at the same time and place, to consider and vote on the following:

AGENDA

1. The annual report of Banca CR Firenze S.p.A. for the year ending 31 December 2007 and the consolidated annual report as at 31 December 2007; the Board of Directors' reports; the Board of Statutory Auditors' report and the external auditors' reports; ratifications thereof.
2. The nominees to the Board of Directors in place of members who had earlier vacated the office, pursuant to Article 2386 of the Italian Civil Code.
3. The election of Statutory Auditors to substitute the Chairman of the Board of Statutory Auditors and one of the stand-in members of the Board of Statutory Auditors who had earlier vacated the office, pursuant to Article 2401 of the Italian Civil Code.

The draft of the bank's 2007 annual report and the 2007 consolidated annual report, the related Board of Director's reports and other reports and documents pertaining to the matters on the agenda will be available for inspection and consultation at the registered offices of the bank and at Borsa Italiana S.p.A. and also through these companies respective websites, in compliance with current regulations, at least fifteen days prior to the first call date of the Shareholders' Meeting.
Shareholders may request the above-described documents from the bank.

All shareholders who wish to propose nominees to the office of Statutory Auditors must submit their proposals with full details in accordance to the provisions of Article 2400, subsection 4, of the Italian Civil Code.

As set forth by the current company by-laws and, in compliance with the second paragraph of Article 2370 of the Civil Code and to the regulations in force, the bank must receive confirmation of attendance through the financial intermediary, depositary of the shares, at least two working days before the Shareholders' Annual General Meeting. Shareholders must contact their authorized financial intermediary in due time to allow such record date to be met. Shareholders who have deposited their shares at Cassa di Risparmio di Firenze S.p.A. branches must submit their request through the bank branches within 8 April 2008, if the meeting is to be held on first call, or within 23 April 2008, if on second call.

All shareholders are invited to submit to the registration desk on the date of the Shareholders' General Meeting the attendance certificate copy issued to them by the financial intermediary.

Pursuant to company by-laws, the right-to-vote cannot be transferred before the end of the Annual General Meeting for all those shares against which the attendance at the General Meeting has been registered, unless the shareholder explicitly waives his right to attend.

The Chairman of the Board
(Aureliano Benedetti)

Shareholders should arrive well in advance of the scheduled Annual General Meeting time to allow for the registration operations and, consequently, enable the meeting to start on time. In addition, shareholders who will not attend the meeting in person are invited to send a copy of the proxy cards via fax to the bank's General Secretariat at number +39 055 2608215.

OFFER DOCUMENT

MANDATORY PUBLIC TENDER OFFER

PURSUANT TO AND FOR THE EFFECTS OF ARTICLES 102, 106, PAR. 1,
AND 109, PAR. 1 AND 2, OF LEGISLATIVE DECREE NO. 58 OF 24 FEBRUARY 1998, AS
SUBSEQUENTLY AMENDED AND INTEGRATED

ON THE ORDINARY SHARES OF

Cassa di Risparmio di Firenze S.p.A.

BANCA
CR FIRENZE

OFFEROR

Intesa Sanpaolo S.p.A.

INTESA SANPAOLO

NUMBER OF SECURITIES SUBJECT TO THE OFFER

No. 255,569,436 ordinary shares of Cassa di Risparmio di Firenze S.p.A.

OFFERED CONSIDERATION PER SHARE

6.735 euro

ACCEPTANCE PERIOD AGREED UPON WITH BORSA ITALIANA S.P.A.

from 08:00 (Italian time) of 10 March 2008 to 17:30 (Italian time) of 1 April 2008 (included), without prejudice to the extension of the Acceptance Period

FINANCIAL ADVISORS OF THE OFFEROR

Leonardo & Co. BANCA IMI

INTERMEDIARY DELEGATED FOR THE COORDINATION OF THE COLLECTION OF ACCEPTANCES ON THE MTA, THE ITALIAN SECURITIES MARKET ORGANISED AND MANAGED BY BORSA ITALIANA S.P.A.

BANCA IMI

COLLECTION OF ACCEPTANCES BY ALL INTERMEDIARIES TAKING PART IN THE CENTRALISED MANAGEMENT SYSTEM AT MONTE TITOLI S.P.A.

The publication of this Offer Document does not imply any opinion by CONSOB with regard to the advisability of accepting the Offer or the reliability of the data and the information contained herein

[March 2008]

The Offer described herein is not being, and will not be, made, directly or indirectly, in or into the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Intesa Sanpaolo will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Offer is not being, and will not be, made, directly or indirectly, through the facility of any securities exchange, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation, by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Japan, Australia, or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

Neither the Offer Document, nor any other document relating to the Offer, is being or may be mailed, or otherwise forwarded, distributed or sent in, into or from the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, including to holders of ordinary shares of Banca Cassa di Risparmio di Firenze with registered addresses in the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations or to persons whom the Offeror or its agent knows to be trustees, nominees or custodians holding ordinary shares of Banca Cassa di Risparmio di Firenze for such persons. Persons receiving such documents (including, but not limited to, custodians, nominees and trustees) must not distribute, send or transmit any of them in, into or from the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, through the facility of a national securities exchange of the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, or by use of the mails of, or by any other means or instrumentality of interstate or international communication or commerce of, the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations (including, but not limited to, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism or medium).

Any purported acceptance of the Offer pursuant to such documents in violation of the foregoing restrictions may be rendered invalid.

This is an English courtesy translation of the original Offer Document prepared in Italian language. Please consider that only the original version in Italian language has legal value.

CONTENTS

GLOSSARY

Other Countries	Countries in which the publication of the Offer Document is not permitted without the authorisation by the competent authorities.
Shares	the 255,569,436 ordinary shares of the Issuer subject to the Offer, having a nominal value of 1.00 (one/00) euro each, enjoyment as of 1 January 2007, and representing, at the date hereof, 30.835% of the Issuer's share capital.
Own Shares	the 398,904,617 own ordinary shares owned by Intesa Sanpaolo, representing 3.366% of Intesa Sanpaolo's ordinary share capital at the date hereof, object of the Share Swap.
Syndicated Shares	the Intesa Sanpaolo Stake and the Residual Firenze Stake vested by Intesa Sanpaolo and Ente Firenze in the Post Share Swap Agreement, equal to 573,266,581 ordinary shares of the Issuer at the date hereof, representing, at the same date, 69.165% of the Issuer's share capital.
Shareholders of the Cassa	collectively, Ente Firenze, Fondazione Pistoia, Fondazione Spezia and So.Fi.Ba.R..
Borsa Italiana	Borsa Italiana S.p.A., with registered office in Milano, Piazza degli Affari 6.
Statement of the Issuer	the statement approved by the Board of Directors of the Issuer on 25 February 2008 and attached to the Offer Document, Section N, Paragraph N.4, issued in accordance to art. 103, par. 3, of TUF and art. 39 of Issuers Regulation, containing all material elements and figures for the evaluation of the Offer, as well as the evaluation by the Issuer's Board of Directors of the Consideration and the interest of the Issuer and its shareholders in the Offer.
CONSOB	Italian Securities Exchange Commission (*Commissione Nazionale per le Società e la Borsa*), with registered office in Roma, Via G.B. Martini 3.
Share Swap Agreement	the share swap agreement and the shareholders' agreement signed by Intesa Sanpaolo and the Shareholders of the Cassa on 26 July 2007 and completed on 29 January 2008.
Consideration	the consideration of 6.735 (six/735) euro offered by the Offeror for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend

	distributed by the Issuer related to financial year 2007) that shall be tendered in the Offer.
CR Pistoia	Cassa di Risparmio di Pistoia e Pescia S.p.A., with registered office in Pistoia, Via Roma 3.
CR Spezia	Cassa di Risparmio della Spezia S.p.A., with registered office in La Spezia, Corso Cavour 86.
Date of Payment	the third Trading Day following the expiry of the Acceptance Period, corresponding to 4 April 2008.
Squeeze-out Right	the squeeze-out right provided for by art. 111 of TUF.
Delisting	delisting of the Issuer's shares from the Italian Stock Exchange.
Offer Document	this Offer Document.
Issuer or **Cassa**	Cassa di Risparmio di Firenze S.p.A. (in short also Banca CR Firenze S.p.A.), with registered office in Firenze, Via Bufalini 6.
Ente Firenze	Ente Cassa di Risparmio di Firenze, with registered office in Firenze, Via Bufalini 6.
Maximum Disbursement	the maximum disbursement which will be paid by the Offeror in case of acceptance of the Offer by all the holders of the shares tendered, equal to 1,721.26 million euro.
Fondazione Pistoia	Fondazione Cassa di Risparmio di Pistoia e Pescia, with registered office in Pistoia, Via de' Rossi 26.
Fondazione Spezia	Fondazione Cassa di Risparmio di La Spezia, with registered office in La Spezia, Via D. Chiodo 36.
Merger	the possible merger by incorporation of the Issuer into an unlisted company, wholly-owned by Intesa Sanpaolo and authorised pursuant to art. 14 of TUB.
Trading Day	every day when the MTA is open.
ICC	Intesa Casse del Centro S.p.A., with registered office in Spoleto (PG), Piazza Mentana 3.
Depositary Intermediaries	the authorised intermediaries members of the centralised administration system at Monte Titoli S.p.A. - banks, investment firms, stockbrokers – which may collect and transmit the acceptances of shareholders who accept the Offer to Trading Intermediaries.

Trading Intermediaries	the intermediaries authorised to conduct trading activity or collect instructions – pursuant to art. 1, par. 5, of TUF – at Borsa Italiana.
Intermediary Delegated to Coordinate the Collection of Acceptances or Delegated Intermediary	Banca IMI S.p.A., with registered office in Milano, Piazzetta Giordano dell'Amore 3.
ISVAP	Italian Insurance Supervisory Authority (*Istituto per la Vigilanza sulle Assicurazioni Private e di Interesse Collettivo*), with registered office in Roma, Via del Quirinale 21.
MTA	the Electronic Share Market (*Mercato Telematico Azionario*) organised and managed by Borsa Italiana.
Obligation to acquire	collectively, the obligation to acquire *ex* art. 108, par. 1 of TUF and the obligation to acquire *ex* art. 108, par. 2 of TUF.
Offeror or **Intesa Sanpaolo**	Intesa Sanpaolo S.p.A., with registered office in Torino, Piazza San Carlo 156.
Offer	the mandatory complete-acquisition public tender offer described herein and launched by the Offeror on the Shares pursuant to articles 102, 106, par. 1, and 109, par. 1 and 2, of TUF.
Put Option	the put option provided for by the Post Share Swap Agreement on the basis of which Ente Firenze shall have the right to sell its portion of Syndicated Shares to Intesa Sanpaolo.
Intesa Sanpaolo Stake	the 487,989,633 ordinary shares of the Issuer held by Intesa Sanpaolo at the date hereof and representing, at the same date, 58.876% of the Issuer's share capital.
Residual Firenze Stake	the 85,276,948 ordinary shares of the Issuer held by Ente Firenze at the date hereof and representing, at the same date, 10.289% of the Issuer's share capital.
Shareholders' Agreements with the Fondazioni	collectively, the Shareholders' Agreement with CR Pistoia and the Shareholders' Agreement with CR Spezia.
Shareholders' Agreement with CR Pistoia	the shareholders' agreement executed by Ente Firenze and Fondazione Pistoia on 26 July 2007 and which came into effect at the date of completion of the Share Swap (*i.e.* on 29 January 2008).
Shareholders' Agreement with CR Spezia	the shareholders' agreement executed by Ente Firenze and Fondazione Spezia on 26 July 2007 and which came

	into effect at the date of completion of the Share Swap (*i.e.* on 29 January 2008).
Post Delisting Agreement	the draft shareholders' agreement, attached to the Post Share Swap Agreement, that Intesa Sanpaolo and Ente Firenze have agreed to execute upon the achievement of the Delisting.
Post Share Swap Agreement	the shareholders' agreement, relevant pursuant to art. 122 of TUF, executed by Intesa Sanpaolo and Ente Firenze on 26 July 2007 which came into effect at the date of completion of the Share Swap (*i.e.* on 29 January 2008), to which the Syndicated Shares have been vested at the date hereof.
Acceptance Period	the acceptance period of the Offer, agreed with Borsa Italiana, corresponding to fifteen Trading Days, which will start at 8.00 (Italian time) of 10 March 2008 and will expire at 17.30 (Italian time) of 1 April 2008, without prejudice to the extension of the Acceptance Period.
Share Swap	the share swap performed on 29 January 2008 of a total of 398,904,617 own ordinary shares owned by Intesa Sanpaolo, representing 3.366% of Intesa Sanpaolo's ordinary share capital at the date hereof, against a total of 334,090,969 Shares of the Issuer, representing 40.308% of the Issuer's outstanding share capital at the date hereof, held by the Shareholders of the Cassa.
Business Plan	the business plan of the Issuer which shall be approved, in accordance to the provisions of the Post Share Swap Agreement, within 90 days from the appointment of the new Board of Directors or from the integration of the Board of Directors of the Issuer currently in place.
Exchange Ratio	the exchange ratio on the basis of which the Share Swap was performed, equal to 1.194 ordinary shares of Intesa Sanpaolo for each Share of the Issuer, enjoyment as of 1 January 2007.
Market Rules	regulation of the markets organised and managed by Borsa Italiana, resolved upon by the Shareholders' Meeting of Borsa Italiana held on 26 April 2007 and approved by CONSOB with Resolution No. 15996 of 26 June 2007.
Issuers Regulation	regulation implementing TUF, concerning the regulation of issuers, adopted by CONSOB with Resolution No. 11971 of 14 May 1999, as subsequently amended and integrated.
So.Fi.Ba.R	So.Fi.Ba.R. – Società Finanziaria di Banche Romagnole

	S.p.A., with registered office in Ravenna, Piazza Garibaldi 6.
Post Delisting Articles of Association	the draft of the articles of association attached to the Post Share Swap Agreement that Intesa Sanpaolo and Ente Firenze undertook to cause the Issuer to adopt upon the achievement of the Delisting.
Post Share Swap Articles of Association	the articles of association that, pursuant to the Post Share Swap Agreement, Intesa Sanpaolo and Ente Firenze undertook to cause the Issuer to adopt within 45 days from the date on which the Post Share Swap Agreement comes into effect or in the longer technically-required timeframe.
TUB	Legislative Decree No. 385 of 1 September 1993 (*Testo Unico Bancario* - Consolidated Law on Banking), as subsequently amended and integrated.
TUF	Legislative Decree No. 58 of 24 February 1998 (*Testo Unico della Finanza* - Consolidated Law on Finance), as subsequently amended and integrated also by Legislative Decree No. 229 of 19 November 2007 in force as of 28 December 2007, which transposed Directive 2004/25/CE on Public Tender Offers.

INTRODUCTION

The transaction set forth in this offer document (the "**Offer Document**") is a mandatory complete-acquisition public tender offer (the "**Offer**") launched by Intesa Sanpaolo S.p.A. (the "**Offeror**" or "**Intesa Sanpaolo**") – pursuant to articles 102, 106, par. 1, and 109, par. 1 and 2, of Legislative Decree No. 58 of 24 February 1998, as subsequently amended and integrated (the "**TUF**" – Testo Unico della Finanza) – on all the ordinary shares of Banca CR Firenze S.p.A. (the "**Issuer**" or the "**Cassa**") issued at the date hereof and not held by the Offeror and Ente Cassa di Risparmio di Firenze ("**Ente Firenze**").

1. PRECONDITIONS AND CHARACTERISTICS OF THE OFFER

The Offer is a mandatory tender offer.

The obligation to launch the Offer arose for Intesa Sanpaolo, jointly with Ente Firenze, pursuant to articles 106, par. 1, and 109, par. 1 and 2, of TUF – being the entities which acted together, pursuant to art. 101-*bis*, par. 4, letters (a) and (e) of TUF - in the transaction whose completion led Intesa Sanpaolo to acquire the control of the Issuer.

Such complex transaction may be summarised as follows:

(i) 26 July 2007, Intesa Sanpaolo, on one side, and Ente Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia ("**Fondazione Pistoia**"), Fondazione Cassa di Risparmio di La Spezia ("**Fondazione Spezia**"), and So.Fi.Ba.R – Società Finanziaria di Banche Romagnole S.p.A. ("**So.Fi.Ba.R**" and collectively with Ente Firenze, Fondazione Pistoia and Fondazione Spezia, the "**Shareholders of the Cassa**"), on the other side, executed a share swap agreement and shareholders' agreement (the "**Share Swap Agreement**"), providing for, among other things, the terms and conditions of the share swap (the "**Share Swap**") of a total of 398,904,617 own ordinary shares owned by Intesa Sanpaolo (the "**Own Shares**") – representing 3.366% of the ordinary share capital of Intesa Sanpaolo at the date hereof against a total of 334,090,969 ordinary shares of the Issuer – representing 40.308% of the Cassa's outstanding share capital at the date hereof – held by the Shareholders of the Cassa (for further details, see Paragraph 2 hereafter);

(ii) 29 January 2008, completion of the Share Swap, following which the Offeror acquired the control of the Issuer, having reached a 58.876% interest in the current share capital of the Issuer – which before the finalisation of the transaction herein described was 18.569% of the ordinary share capital of the Cassa – and thus exceeding the 30% threshold pursuant to art. 106, par. 1, of TUF (for further details, see Paragraph 2 hereafter);

(iii) 29 January 2008, the shareholders' agreement concerning the Issuer, relevant pursuant to art. 122 of TUF and executed by Intesa Sanpaolo and Ente Firenze on 26 July 2007 (the "**Post Share Swap Agreement**") became effective (for further details, see Paragraph H.1 hereafter and the abstract attached to this Offer Document in Section N, Paragraph N.1).

Intesa Sanpaolo and Ente Firenze may be considered as "persons acting together" pursuant to art. 101-*bis*, par. 4, lett. (a) and (e), of TUF since:
(*i*) they are parties to the Post Share Swap Agreement, relevant pursuant to art. 122 of TUF; as well as
(*ii*) for the purposes of the completion of the aforementioned transaction, they cooperated for the purpose of enabling Intesa Sanpaolo to obtain exclusive control of the Issuer.

In any case, the obligation to launch the Offer – as set forth in the Share Swap Agreement and in the Post Share Swap Agreement – is met exclusively by Intesa Sanpaolo S.p.A., which shall

entirely bear all costs, including the payment of the relative Consideration, keeping Ente Firenze harmless from any related costs and charges.

The Offer refers to 255,569,436 ordinary shares of the Issuer, having a nominal value of 1.00 euro (one/00) each, enjoyment as of 1 January 2007 (the "**Shares**"), that is all the issued ordinary shares of the Issuer at the date of publication of this Offer Document, excluding 573,266,581 ordinary shares of the Issuer owned at the same date by the Offeror and by Ente Firenze.

The Shares at the Offer Document date represent 30.835% of the Issuer's share capital.

The number of Shares could decrease should the Offeror, until the expiry of the Acceptance Period, purchase further shares of the Issuer outside the Offer and in compliance with the Post Share Swap Agreement, without prejudice to the provisions of art. 41, par. 2, lett. b), and art. 42, par. 2, of the regulations for the implementation of TUF, concerning issuers, adopted by Commissione Nazionale per le Società e la Borsa ("**CONSOB**" - the Italian Securities Exchange Commission) with Resolution No. 11971 of 14 May 1999, as subsequently amended and integrated (the "**Issuers Regulation**").

The Offeror will pay to each person who will accept the Offer a consideration in cash equal to 6.735 (six/735) euro for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) tendered in the Offer (the "**Consideration**"); for further details on the calculation of the Consideration and on the relevant premium with respect to the trend of the Issuer's stock price, see Section E, Paragraph E.1 hereafter.

Since the Offer is mandatory pursuant to articles 106, par.1, and 109, par. 1 and 2, of TUF, it is not subject to any condition precedent. In particular, the Offer is not conditional upon the achievement of a minimum threshold of acceptances and is made, within the limits detailed in Section C, Paragraph C.6 hereafter, to all shareholders of the Issuer indistinctively and at the same terms.

2. THE SHARE SWAP AND THE SHARE SWAP AGREEMENT

The terms and conditions of the Share Swap were provided for by the Share Swap Agreement executed by Intesa Sanpaolo and the Shareholders of the Cassa on 26 July 2007.

The completion of the Share Swap was suspended and conditional upon certain events (such as, among others, the obtainment of the necessary authorisations for the acquisition of the control of the Issuer by Intesa Sanpaolo) as well as the start and the completion by Intesa Sanpaolo of the purchase of the Own Shares necessary to execute the Share Swap. For further details on the obtainment of the prescribed authorisations for the execution of the Share Swap, see Section C, Paragraph C.3.

The Share Swap was performed on 29 January 2008 on the basis of an exchange ratio of 1.194 ordinary shares of Intesa Sanpaolo for each ordinary share of the Issuer enjoyment as of 1 January 2007 (the "**Exchange Ratio**"). For further details on the means of determination of the Exchange Ratio and on the value attributed to the shares of the Issuer within the Share Swap, see Section E, Paragraph E.1 hereafter.

As a result of the Share Swap:

(*i*) the Offeror - which previously held a 18.569% stake in the share capital of the Issuer – reached a total holding of 487,989,633 Shares of the Cassa, representing at the date herein 58.876% of the Issuer's share capital (the "**Intesa Sanpaolo Stake**");

(*ii*) Ente Firenze – which previously held a 41.924% stake in the share capital of the Issuer – still holds 85,276,948 Shares of the Cassa, representing at the date hereof 10.289% of the Issuer's share capital (the "**Residual Firenze Stake**");

(*iii*) Fondazione Pistoia, Fondazione Spezia and So.Fi.Ba.R. – having integrally swapped the equity stakes previously held, respectively equal to 3.680%, 3.909% and 1.088% of the share capital of the Issuer – at the Offer Document Date are no longer shareholders of the Cassa.

Furthermore, as far as the completion of the Share Swap would have implied the obligation to launch this Offer, Intesa Sanpaolo and the Shareholders of the Cassa, pursuant to the Share Swap Agreement, have agreed upon the following:

(*i*) the obligation to launch the Offer – despite the fact that, pursuant to articles 106, par.1, and 109, par. 1 and 2, of TUF, it arises jointly with Ente Firenze - will be met and executed exclusively by Intesa Sanpaolo which will consequently entirely bear all costs, expenses and charges related to the offer (including, and only as an example, the legal and consulting expenses, such as those relative to the preparation of the necessary documentation for the launch of the offer) and, in particular, those relative to the payment of the consideration in cash for the purchase of the Shares tendered in the offer, equal to 6.73 euro (six/73) for each Share, calculated at the date of the press release *ex* art. 66 of Issuers Regulation published on 25 July 2007 (the press release is attached to this Offer Document in Section N, Paragraph N.5);

(*ii*) Intesa Sanpaolo and the Shareholders of the Cassa have made the commitment not to accept any other public tender offers to buy or exchange the ordinary shares of the Issuer launched after the execution of the Share Swap Agreement and until the completion of the Share Swap, while Ente Firenze has made the same commitment, with reference to the Residual Firenze Stake, until the thirtieth subsequent business day from the completion of the Offer acceptance period;

(*iii*) based on the foregoing, the Residual Firenze Stake will not be included in the financial instruments subject to the Offer, nor will Ente Firenze be considered as one of the parties whose shares shall be tendered;

(*iv*) Intesa Sanpaolo and the Shareholders of the Cassa have entered into the obligation of not purchasing, in their name, shares with voting rights of the Issuer (or contractual rights to purchase them) in the period from the date of execution of the Share Swap Agreement to the date of payment of the Consideration, with the exception of the purchases by Intesa Sanpaolo pursuant to the Offer;

(*v*) Intesa Sanpaolo, in the period from the execution of the Share Swap Agreement to the date of payment of the Consideration, will refrain from purchasing shares with voting rights of the Issuer (or contractual rights to purchase them) at a price exceeding the Consideration of the Offer.

The Share Swap Agreement also sets forth that, in case of breach by all or one of the Shareholders of the Cassa, of the obligations in points (ii) and (iv) above the commitment of Intesa Sanpaolo of keeping the Shareholders of the Cassa harmless from all costs, charges and expenses which they might bear in relation to the Offer will be no longer effective immediately and automatically with regard to the Shareholders of the Cassa liable of the breach. Please note that provisions above were expressly recalled and confirmed in the Post Share Swap Agreement that, as concerns such provisions, was amended and derogated as specified in Section H, Paragraph H.1.1, hereafter.

For the sake of completeness, please note that the same Share Swap Agreement also provided for a shareholders' agreement, relevant for the purposes of art. 122 of TUF, between the Shareholders of the Cassa and Intesa Sanpaolo and referred to the 573,266,581 ordinary shares of the Issuer, representing 69.165% of the current issued share capital of the Cassa, which means all the shares of the Issuer held by the parties at the date of the Share Swap Agreement. This shareholders' agreement – duly communicated to CONSOB and to the market as set forth for by applicable provisions of TUF and Issuers Regulation, as well as deposited at the Firenze Company Register

and published as an abstract in the daily newspapers "Il Sole 24 Ore", "Milano Finanza" and "Finanza & Mercati" on 4 August 2007 – expired having no longer effect, as already originally provided for by the same Share Swap Agreement, at the date of completion of the Share Swap. Moreover, starting from the same date of completion of the Share Swap, Ente Firenze, Fondazione Pistoia and Fondazione Spezia also agreed to resolve the shareholders' consultation agreement they had executed on 12 April 2006 again referred to the respective equity stakes in the Issuer. The impact of the Share Swap on the effectiveness of the aforesaid agreements has been duly communicated to CONSOB on 4 February 2008, with a notice published by "Il Sole 24 Ore" on 8 February 2008.

3. THE POST SHARE SWAP AGREEMENT

As described above, simultaneously at the completion of the Share Swap, the Post Share Swap Agreement, relevant for the purposes of art. 122 of TUF, also executed on 26 July 2007 by Intesa Sanpaolo and Ente Firenze came into effect. This agreement was duly communicated to CONSOB and the market as set forth by applicable provisions of TUF and Issuers Regulation, as well as deposited at the Firenze Company Register. An abstract of the Post Share Swap Agreement published in the daily newspapers "Il Sole 24 Ore", "Milano Finanza" and "Finanza & Mercati" on 4 August 2007, and subsequent updated versions were published in the daily newspaper "Il Sole 24 Ore" on 8 February 2008 and on 2 March 2008; the updated abstract is attached to this Offer Document in Section N, Paragraph N.1.

The Post Share Swap Agreement refers to the Intesa Sanpaolo Stake and the Residual Firenze Stake, and therefore for a total of 573,266,581 ordinary shares of the Issuer (the "**Syndicated Shares**") which represent at the date hereof 69.165% of the Issuer's share capital.

Please note that Intesa Sanpaolo holds control *de jure* of the Issuer and is capable of exercising a dominant influence over the Cassa, notwithstanding it has granted Ente Firenze certain rights, as a result of the Post Share Swap Agreement, which are typical of a qualified minority shareholder.

The Post Share Swap Agreement has a three-year duration (with tacit renewal, save for cancellation by one of the parties). Irrespective its contractual duration, the Post Share Swap Agreement will expire at the date of subscription of the Post Delisting Agreement (as defined below), following the delisting of the shares of the Issuer, which represents the common objective and common interest of Intesa Sanpaolo and Ente Firenze (for further details on the Delisting, see the introduction, Paragraph 5 and Section H, Paragraph H.1).

For further details on the contents of the Post Share Swap Agreement, see Section H, Paragraph H.1 and the abstract attached to this Offer Document in Section N, Paragraph N.1.

4. THE POST SHARE SWAP ARTICLES OF ASSOCIATION

Please note that, as a result of the Post Share Swap Agreement, Intesa Sanpaolo and Ente Firenze agreed, within their respective competence, to cause that, within 45 days from the date on which the Post Share Swap Agreement comes into effect or in the longer technically-required timeframe, the Shareholders' Meeting of the Issuer adopts new Articles of Association, according to the text attached to the Post Share Swap Agreement (the "**Post Share Swap Articles of Association**").
The Board of Directors of the Issuer approved on 25 February 2008 the draft of the Post Share Swap Articles of Association that shall be submitted to the Issuer's Extraordinary Shareholders' Meeting to be summoned on a date to be defined, also depending on the outcome of the

information procedure provided for by Bank of Italy Circular No. 229 of 21 April 1999 concerning "Supervisory instructions for banks" and relevant amendments.

The Post Share Swap Articles of Association will contain provisions in line with the Post Share Swap Agreement, as permitted by applicable regulations.

For further details on the Post Share Swap Articles of Association, see Section G, Paragraph G.3.3.

5. DELISTING OF THE ISSUER

As part of the Post Share Swap Agreement, Intesa Sanpaolo and Ente Firenze have moreover reciprocally acknowledged that their common objective and interest is to be able to proceed to the delisting of the shares of the Issuer (the "**Delisting**") in the shortest possible time, once the Offer is completed and in any case within 31 December 2008.

Should it not be possible to proceed to the Delisting of the Issuer within 31 December 2008 as a result of the Offer, the Post Share Swap Agreement provides for an undertaking of Intesa Sanpaolo and Ente Firenze to negotiate and identify, in *bona fide*, solutions which, in the respect of applicable regulations, allow to reach the Delisting in the shortest term, who have reciprocally acknowledged that their preferred solution, which both agree is feasible, is the merger by incorporation of the Issuer into an unlisted company that is wholly-owned by the Offeror, and is authorised pursuant to art. 14 of Legislative Decree No. 385 of 1 September 1993, as subsequently amended and integrated, the Consolidated Law on Banking ("**TUB**" – Testo Unico Bancario).

For the sake of completeness, it must also be noted that Intesa Sanpaolo and Ente Firenze also made the commitment that upon the Delisting of the Issuer they will (*i*) sign a shareholders' agreement which will set forth the relations between them, as shareholders of the Cassa after the Delisting, attached as a draft to the Post Share Swap Agreement (the "**Post Delisting Agreement**") and (*ii*) will ensure that the Issuer resolves upon the adoption of a new articles of association, according to the text attached as a draft to the Post Share Swap Agreement (the "**Post Delisting Articles of Association**"). For further details on the Post Delisting Agreement and the Post Delisting Articles of Association, see Section H, Paragraph H.1 hereafter.

6. FURTHER AGREEMENTS EXECUTED BY ENTE FIRENZE, ON THE ONE SIDE, AND FONDAZIONE CASSA DI RISPARMIO DELLA SPEZIA AND FONDAZIONE CASSA DI RISPARMIO DI PISTOIA E PESCIA

On 26 July 2007, two further shareholders' agreements were executed, respectively by (*i*) Ente Firenze and Fondazione Spezia, providing for the cases in which Ente Firenze exercises its rights or prerogatives concerning the Cassa which might refer to, or generate significant effects on, Cassa di Risparmio della Spezia S.p.A. ("**CR Spezia**"), or the equity stake held by Ente Firenze in the share capital of the latter (the "**Shareholders' Agreement with CR Spezia**"), and (*ii*) Ente Firenze and Fondazione Pistoia, providing for the cases in which Ente Firenze exercises its rights or prerogatives concerning the Cassa which might refer to, or generate significant effects on, Cassa di Risparmio di Pistoia e Pescia S.p.A. ("**CR Pistoia**"), or the stake in the latter's share capital held by Cassa (the "**Shareholders' Agreement with CR Pistoia**", and collectively with the Shareholders' agreement with CR Spezia, the "**Shareholders' Agreements with the Fondazioni**", and singularly "**Shareholders' Agreement with the Fondazioni**").

For further details on the Shareholders' Agreements with the Fondazioni, see Section H, Paragraph H.3.

7. TIMING

For a better understanding, the timing of the main events related to the transaction and the Offer are set out below.

DATE	EVENT	MEANS OF COMMUNICATION
25-26 July 2007	Approval of the transaction by the competent bodies and execution of the Share Swap Agreement, the Post Share Swap Agreement and the Shareholders' Agreement with the Fondazioni.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
2 October 2007	Shareholders' Meeting of the Offeror which approves the acquisition of Own Shares, pursuant to articles 2357 and 2357-ter of the Italian Civil Code, art. 132 of TUF and art. 144-bis, lett. b), of Issuers Regulation.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
15 October 2007	Authorisation granted by the Bank of Italy.	Not applicable
30 November 2007	Authorisation granted by ISVAP.	Not applicable.
17 January 2008	Authorisation granted by the Italian Competition Authority for the execution of the concentration transaction consisting in the Offeror's acquisition of control over the Issuer.	Not applicable.
29 January 2008	Completion of the Share Swap. The Share Swap Agreement loses effectiveness for all the purposes relevant pursuant to art. 122 of TUF. The Post Share Swap Agreement and the Shareholders' Agreements with the Fondazioni come into effect.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
5 February 2008	Communication to CONSOB on the obligation to make the Offer.	Communication pursuant to art. 102, par. 1 of TUF and art. 37 of Issuers Regulation.
4-8 February 2008	Communication to CONSOB and publication of a notice on the effects of the execution of the Share Swap on the Share Swap Agreement, on the Post Share Swap Agreement and on the Shareholders' Agreements with the Fondazioni.	Communication and publication pursuant to art. 122 of TUF.
18 February 2008	Filing with CONSOB of the Offer Document.	Filing pursuant to art. 102, par. 3, of TUF and art. 37 of Issuers Regulation.

	Communication to the market and, simultaneously, to the Issuer of the filing with CONSOB of the Offer Document.	
25 February 2008	Meeting of the Board of Directors of the Issuer with the approval of the Statement of the Issuer pursuant to art. 103 of TUF and art. 39 of Issuers Regulation among the items in the agenda of the meeting.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
3 March 2008	Meeting of the Board of Directors of the Issuer with the approval of the draft Parent Company's financial statements as at 31 December 2007 among the items on the agenda of the meeting.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
6 March 2008	Publication of the Offer Document.	Publication in the daily newspapers indicated in Section M of a notice pursuant to art. 38 of Issuers Regulation.
10 March 2008	Start of the Acceptance Period.	Not applicable.
21 March 2008	The draft Parent Company's financial statements and the consolidated financial statements as at 31 December 2007 are made available to the public by the Issuer.	Publication pursuant to art. 84 of Issuers Regulation.
1 April 2008	End of the Acceptance Period.	Not applicable.
Within the 2nd Trading day following the completion of the Offer.	Communication of the results of the Offer and the Obligation to acquire or the Squeeze-out Right, should the conditions for the latter be met.	Publication in the daily newspapers indicated in Section M of a notice and compliance with information requirements set forth by the implementation of art. 41, par. 5, of Issuers Regulation.
4 April 2008	Date of Payment.	Not applicable.
10 April 2008	Shareholders' Meeting of the Issuer with the approval of the Parent Company's financial statements as at 31 December 2007 and the distribution of the dividend for 2007 among the items in the agenda of the meeting.	Press release pursuant to art. 114 of TUF and art. 66 of Issuers Regulation.
Within 10 days from the Date of Payment.	Should the Offeror reach a shareholding exceeding 90.5% (the threshold resolved upon by CONSOB with resolution No. 16368 of 4 March 2008 pursuant to art. 112 of TUF) but under 95% of the share capital of the Issuer, publication of a further notice	Publication in the daily newspapers indicated in Section M and compliance with information requirements set forth by the implementation of art. 108, par. 2, of TUF.

	providing information on the means and terms with which the Offeror will comply with the obligation to acquire the shares not tendered in the Offer from any person who so requests *ex* art. 108, par. 2, of TUF, offering the same Consideration as in the Offer, as well as on the timing of the consequent Delisting.	
Indicatively within 15 Trading Days from the Date of Payment or from the payment of the consideration in the procedure aimed at complying with the obligation to acquire *ex* art. 108, par. 2, of TUF.	Should the Offeror reach a shareholding exceeding 95% of the share capital of the Issuer, publication of a further notice providing information on the means and terms on the procedure with which the Offeror will exercise the Squeeze-out Right *ex* art. 111 of TUF and, simultaneously, will comply with the obligation to acquire *ex* art. 108, par. 1, of TUF, as well as on the timing of the consequent Delisting.	Publication in the daily newspapers indicated in Section M and compliance with information requirements set forth by the joint implementation of articles 108, par. 1 and 111 of TUF.

A. WARNING

A.1 EFFECTIVENESS CONDITIONS OF THE OFFER

Since it is mandatory pursuant to articles 106, par. 1, and 109, par. 1 and 2, of TUF, the Offer is not subject to any condition precedent. In particular, the Offer is not conditional upon the achievement of a minimum threshold of acceptances and is made, within the limits detailed in Section C, Paragraph C.6 hereafter, to all shareholders of the Issuer indistinctively and at the same terms.

A.2 STATEMENT OF THE ISSUER

The statement of the Issuer, issued in accordance to art. 103, par. 3, of TUF and art. 39 of Issuers Regulation, containing all material elements and figures for the evaluation of the Offer, as well as the evaluation by the Issuer's Board of Directors of the Consideration and the interest of the Issuer and its shareholders in the Offer (the "**Statement of the Issuer**"), was approved by the Board of Directors of the Issuer on 25 February 2008 and is attached to the Offer Document, Section N, Paragraph N.4.

A.3 DECLARATION OF THE OFFEROR ON THE OBLIGATION TO ACQUIRE PROVIDED FOR BY ART. 108, PAR. 2, OF TUF

As illustrated in the Introduction, the delisting of the Issuer's shares is one of the primary objectives of the Offeror and of Ente Firenze.

Should the Offeror and Ente Firenze - jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period, come to own a shareholding exceeding 90.5% (the threshold resolved upon by CONSOB with resolution No. 16368 of 4 March 2008 pursuant to art. 112 of TUF) but lower than 95%, of the share capital of the Issuer, the Offeror declares from now, also on behalf of Ente Firenze, that it shall not restore the free float sufficient to ensure regular trading.

The subsequent obligation, arising jointly on Intesa Sanpaolo and on Ente Firenze, to buy the Shares not tendered in the Offer from any person who so requests, pursuant to articles 108, par. 2, and 109, par. 1 and 2, of TUF, will be met exclusively by the Offeror.

Pursuant to art. 108, par. 3, of TUF, the obligation to acquire provided for by art. 108, par. 2, of TUF will be met by the Offeror by paying a consideration in cash of 6.735 (six/735) euro for each of the "cum dividend" Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) so acquired, equal to the Consideration of the Offer.

The Offeror will comply with the obligation to acquire provided for by art. 108, par. 2, of TUF through the reopening of the terms of the Offer, pursuant to art. 108, par. 6, of TUF, again within the limits specified in Section C, Paragraph C.6 hereafter.

As concerns compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, the Offeror will indicate in a specific paragraph of the notice containing the results of the Offer – which will be published pursuant to art. 41, par. 5, of Issuers Regulation, as specified in detail in Section C, Paragraph C.5.2 – if as a result of the Offer the conditions set out by law provided for by

art. 108, par. 2, of TUF are met. Should they be met, the notice will also provide information on: (*i*) the quantity of residual Shares (in absolute and relative terms); (*ii*) the date and the means of publication of the further notice providing information on the means and terms with which the Offeror will comply with the obligation to acquire *ex* art. 108, par. 2, of TUF.

Lastly, please note that, should the conditions be met for the obligation to acquire provided for by art. 108, par. 2, of TUF, Borsa Italiana – pursuant to art. 2.5.1, par. 8, of the regulation of the markets organised and managed by Borsa Italiana, resolved upon by the Shareholders' Meeting of Borsa Italiana of 26 April 2007 and approved by CONSOB with resolution No. 15996 of 26 June 2007 (the "**Market Rules**") if applicable – shall provide for the delisting of the Shares from the MTA, the Italian Electronic Share Market, as of the first Trading Day following the conclusion of the procedure aimed at complying with the obligation to acquire provided for by art. 108, par. 2, of TUF.

Therefore, should the conditions be met for the arising of obligation to acquire provided for by art. 108, par. 2, of TUF, the holders of the Shares, who decide not to accept the Offer and who do not make a request to the Offeror to purchase such Shares on the basis of the obligation to acquire provided for by art. 108, par. 2, of TUF, shall be holders of financial instruments not traded in any regulated market, and shall face consequent difficulties in liquidating their investment in the future (see Paragraphs A.4 and A.6 hereafter).

A.4 DECLARATION OF THE OFFEROR ON THE OBLIGATION TO ACQUIRE PROVIDED FOR BY ART. 108, PAR. 1, OF TUF AND ON THE INTENTION TO EXERCISE THE SQUEEZE-OUT RIGHT PROVIDED FOR BY ART. 111 OF TUF

Should the Offeror and Ente Firenze - jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period and/or in compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, come to own a shareholding <u>at least equal to 95%</u> of the share capital of the Issuer, the Offeror declares from now its intention to exercise the right to acquire the remaining outstanding Shares (with the exclusion of the shares of the Issuer held by Ente Firenze) pursuant to and as provided for by art. 111 of TUF (the "**Squeeze-out Right**").

The Offeror will inform that the conditions for the exercise of the Squeeze-out Right have been met in the communication of the results of the Offer described in Section C, Paragraph C.5.2, hereafter.

Should the conditions set out by law be met, the Offeror will exercise the Squeeze-out Right in the shortest time to comply with the necessary requirements and indicatively within 15 Trading Days from the Date of Payment or from the payment of the consideration in the procedure aimed at complying with the obligation to acquire *ex* art. 108, par. 2, of TUF.

The Squeeze-out Right will be exercised at a consideration in cash (determined pursuant to articles 111, par. 2 and 108, par. 3 of TUF) of 6.735 (six/735) euro for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) to which it applies, equal to the Consideration of the Offer.

In case of exercise of the Squeeze-out Right, the transfer of the Shares, pursuant to art. 111, par. 3, of TUF, shall become effective at the moment in which the Offeror will communicate to the Issuer that the consideration for the purchase of the Shares has been deposited with a bank appointed for such purpose. The Issuer shall simultaneously make the consequent enrolment in the shareholders' register. Furthermore, please note that, pursuant to art. 2949 of the Italian Civil Code, after the

expiry of the five-year term from the date of the deposit of the consideration, the Offeror shall have the right to obtain the return of the sums deposited as consideration and not collected by those entitled to such sums, without prejudice to the provisions of articles 2941 and subsequent of the Italian Civil Code.

Please note that, should the Offeror and Ente Firenze - jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period, and/or in compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, come to own a shareholding at least equal to 95% of the share capital of the Issuer, the Offeror and Ente Firenze, pursuant to articles 108, par. 1, and 109, par. 1 and 2, of TUF, would be jointly obliged to buy the Shares not tendered in the Offer from any person who so requests. The obligation to acquire provided for by art. 108, par. 1, of TUF arises on the same basis as the Squeeze-out Right and the consideration to be paid to shareholders in relation to such obligation to acquire is the same as in the case of exercise of the Squeeze-out Right. Therefore, considering that should the conditions be met, the Offeror will exercise the Squeeze-out Right in the shortest time to comply with the necessary requirements and indicatively within 15 Trading Days from the Date of Payment (or from the date of payment of the consideration in the procedure aimed at complying with the obligation to acquire *ex* art. 108, par. 2, of TUF), the obligation to acquire provided for by art. 108, par. 1, of TUF, shall be met by the Offeror through the same procedure with which the latter will exercise of the Squeeze-out Right.

Please note that, should the conditions be met for the exercise of the Squeeze-out Right, Borsa Italiana shall provide for the delisting of the Shares from the MTA, the Italian Electronic Share Market, as of the second Trading Day following the communication of the deposit of the consideration for the purchase *ex* art. 111, of TUF, which will be published with a notice.

A.5 DECLARATION OF THE OFFEROR ON POSSIBLE MERGERS

As already described in the Introduction and confirmed in Paragraph A.3 above, the delisting of the Issuer's shares is one of the primary objectives of the Offeror and of Ente Firenze.

For this purpose - should it not be possible to delist the Issuer's shares within 31 December 2008 as a result of the Offer, should the conditions not be met for the Obligation to Acquire and/or for the exercise of the Squeeze-out Right (without prejudice to the provisions of Paragraph A.6 hereafter) - Intesa Sanpaolo and Ente Firenze, pursuant to the Post Share Swap Agreement, have reciprocally acknowledged that their preferred solution, which both agree is feasible, for the purposes of reaching in the shortest time the objective of the Delisting, is the merger by incorporation of the Issuer into an unlisted company wholly-owned by Intesa Sanpaolo, and is authorised pursuant to art. 14 of the Consolidated Law on Banking (TUB – Testo Unico Bancario) (the "**Merger**"). Intesa Sanpaolo and Ente Firenze have in any case undertaken to negotiate and identify, in *bona fide*, solutions, which may even be alternative to the Merger, which in the respect of applicable regulations will allow to reach such objective.

Please note that, should the Merger occur, (*i*) shareholders of the Issuer who do not approve the Merger (*i.e.* dissenting, absent and/or abstained shareholders) would have the right to withdraw provided for by art. 2437-*quinquies* of the Italian Civil Code, with the consequent liquidation of the value of the Shares in relation to which the right to withdraw will be exercised, determined pursuant to art. 2437-*ter*, par. 3, of the Italian Civil Code; or (*ii*) the shareholders of the Issuer who approve the Merger would receive in exchange equity stakes in an unlisted company, and shall face consequent difficulties in liquidating their investment in the future.

A.6 SCARCE FREE FLOAT FOLLOWING THE OFFER

Please note that, should the conditions not be met for the Obligation to Acquire and/or for the exercise of the Squeeze-out Right, if as a result of this Offer (even in consideration of the persistence among the shareholders of the Issuer of shareholders with holdings exceeding 2% of the share capital of the Issuer), the resulting free float is insufficient to ensure regular trading, Borsa Italiana may exercise its power pursuant to art. 2.5.1 of Market Rules, and resolve upon the suspension and/or the delisting of the shares of Issuer.

A.7 DISTRIBUTION OF DIVIDENDS BY THE ISSUER AND CONSEQUENCES ON THE CONSIDERATION

As mentioned, the consideration of this Offer, of 6.735 (six/735) euro is offered by the Offeror for each "cum dividend" Share of the Issuer (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007).

Moreover, any dividend of the Issuer accrued as of 31 December 2007 could be distributed – if so resolved upon by the competent corporate bodies – before the Date of Payment and/or the completion of the procedures related to any eventual obligation to acquire provided for by art. 108, par. 1 and 2, of TUF (jointly, the "**Obligation to Acquire**") and/or any eventual Squeeze-out Right. On this point, please note that on 3 March 2008, the Board of Directors of the Issuer resolved to propose to the Shareholders' Meeting to be held on 10 April 2008, a dividend of 0.13 euro per share, as described in the press release published by the Issuer on 3 March 2008. The dividend, if any, will be distributed on 29 May 2008, with presentation of the coupon No. 2 on 26 May 2008.

Therefore, the Offeror will offer the parties to which the Offer is made – both within the Offer and within the eventual procedures for the Obligation to Acquire and for the Squeeze-out Right – for the purposes of the respect of the equal treatment principle, the following alternatives:

(i) deliver the "cum dividend" Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007), for a consideration of 6.735 euro (six/735); or

(ii) deliver the "ex dividend" Shares (that is, <u>not</u> inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007), for a unit consideration of 6.735 euro (six/735) deducted the value of any dividend for 2007 collected by the holder.

A.8 APPLICATION OF EXEMPTIONS PURSUANT TO ART. 101-*BIS*, PAR. 3, OF TUF

Considering that the Offeror holds individually and directly the majority of voting rights exercisable in the Issuer's Ordinary Shareholders' Meeting, pursuant to and as provided for by art. 101-*bis*, par. 3, lett. c), of TUF, the following provisions do not apply to the Offer: articles 102, par. 2 and 5, 103, par. 3-*bis*, 104, 104-*bis* and 104-*ter* of TUF, as well as any other provisions of TUF which set forth specific information requirements for the Offeror or the Issuer in favour of employees or their representatives.

A.9 ALTERNATIVES FOR THE PARTIES TO WHICH THE OFFER IS MADE

For clarification purposes, please note that, on the basis of Paragraphs from A.1 to A.7 herein above, the current shareholders of the Issuer, to which the Offer is made, face the following alternatives:

(1) Acceptance of the Offer.

In case of acceptance of the Offer, the shareholders of the Issuer to which the Offer is made will be paid a Consideration equal to 6.735 (six/735) euro for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) tendered in the Offer.

(2) Non-acceptance of the Offer.

In case of non-acceptance of the Offer, the shareholders of the Issuer shall face one of the following scenarios:

(a) should the Offeror and Ente Firenze – jointly considered pursuant to art. 109, par. 1 and 2, of TUF – as a result of the Offer, come to own a shareholding exceeding 90.5% (the threshold resolved upon by CONSOB with resolution No. 16368 of 4 March 2008 pursuant to art. 112 of TUF) but lower than 95%, of the share capital of the Issuer, pursuant to art. 108, par. 2, of TUF (see Paragraph A.3 above), *(i)* the shareholders of the Issuer who request the Offeror to comply with the obligation to acquire the Shares not tendered in the Offer, would be paid a consideration for each Share equal to the Consideration; or *(ii)* the shareholders of the Issuer who do not request that the Offeror comply with the obligation to acquire, would maintain the title of the Shares not tendered in the Offer, which would however be delisted from the MTA, and would face consequent difficulties in liquidating their investment in the future; or

(b) should the Offeror and Ente Firenze – jointly considered pursuant to art. 109, par. 1 and 2, of TUF – as a result of the Offer (or any purchases made in compliance with the obligation to acquire as provided for by art. 108, par. 2, of TUF), come to own a shareholding of at least 95% of the share capital of the Issuer, the Offeror shall exercise the Squeeze-out Right - thus jointly comply with the obligation to acquire *ex* art. 108, par. 1 of TUF – (Paragraph A.4 above), and the shareholders of the Issuer will be paid a consideration for each Share equal to the Consideration; or

(c) should the Offeror and Ente Firenze – jointly considered pursuant to art. 109, par. 1 and 2, of TUF – as a result of the Offer not come to own a shareholding exceeding 90.5% (the threshold resolved upon by CONSOB with resolution No. 16368 of 4 March 2008 pursuant to art. 112 of TUF) of the share capital of the Issuer, and thus, the conditions are not met for the Obligation to Acquire or for the exercise of the Squeeze-out Right, the shareholders of the Issuer who do not accept the Offer would retain the title of the Shares not tendered in the Offer, which would remain listed (without prejudice to Paragraph A.6 above) until the Merger takes place (see Paragraph A.5 above); in such last case, *(i)* the shareholders of the Issuer who do not approve the Merger (i.e. dissenting, absent and/or abstained shareholders) would have the right to withdraw provided for by art. 2437-quinquies of the Italian Civil Code, with the consequent liquidation of the value of the Shares in relation to which the right to withdraw will be exercised, determined pursuant to art. 2437-ter, par. 3, of the Italian Civil Code; or (ii) the shareholders of the Issuer who approve the Merger would receive in exchange equity stakes in an unlisted company, and shall face consequent difficulties in liquidating their investment in the future.

A.10 APPROVAL OF THE ISSUER'S FINANCIAL STATEMENTS AS AT 31 DECEMBER 2007

On 3 March 2008 the Board of Directors of the Issuer approved the draft Parent Company's financial statements and the consolidated financial statements as at 31 December 2007.

The Ordinary Shareholders' Meeting of the Issuer has been summoned on 10 April 2008 to resolve upon, among other things, the approval of the financial statements as at 31 December 2007, the proposal for dividend distribution for 2007 (for further details on the relationship between the dividend for 2007 and the Consideration, see Paragraph A.7, above).

Please note that the draft financial statements and the consolidated financial statements related to 2007 will be made available to the public by the Issuer on 21 March 2008.

A.11 RELATIONS BETWEEN THE OFFEROR, THE ISSUER AND THE DELEGATED INTERMEDIARY

Please note that Banca IMI S.p.A., that will be acting as Intermediary Delegated for the Coordination of the Collection of Acceptances, is financial advisor of the Offeror and is also part of the Intesa Sanpaolo Group and controlled by the Offeror.

Furthermore, please note that the Cassa, in addition to being the Issuer of the Shares subject to the Offer, is controlled by the Offeror and acts, as the Offeror, also as Depositary Intermediary (see Section B, Paragraph B.3, hereafter).

B. PARTIES TAKING PART IN THE TRANSACTION

B.1 OFFEROR

B.1.1 Company name, legal status and registered office

The company name of the Offeror is "Intesa Sanpaolo S.p.A.".

Intesa Sanpaolo S.p.A. is a joint stock corporation, Parent Company of the Intesa Sanpaolo Banking Group, with registered office in Torino, Piazza San Carlo 156, and secondary registered office in Milano, Via Monte di Pietà 8.

The shares of the Offeror are currently listed on the MTA.

B.1.2 Constitution and duration

The Offeror was established on 10 October 1925 and expires on 31 December 2100.

B.1.3 Applicable Law and competent jurisdiction

The Offeror is a company incorporated and operating under the Italian Law. The Court of the place of the Offeror's registered office has jurisdiction in case of disputes.

B.1.4 Share capital

At Offer Document date, the Offeror's subscribed and paid-in share capital is equal to 6,646,547,922.56 euro, represented by 12,781,822,928 shares having a nominal value of 0.52 euro each, comprising 11,849,332,367 ordinary shares and 932,490,561 non-convertible saving shares.

Please note that the Offeror's Extraordinary Shareholders' Meeting held on 1 December 2006 resolved to increase the share capital by up to a maximum amount of 15,835,003.08 euro by issuing up to a maximum of 30,451,929 ordinary shares reserved to the employees of the merged company Sanpaolo IMI S.p.A. and its subsidiaries included in the stock option plans approved by the Board of Directors of Sanpaolo IMI S.p.A. on 17 December 2002 and on 14 November 2005.

B.1.5 Major shareholders

The entities holding as of 3 March 2008 more than 2% of the share capital of the Offeror, communicated pursuant to art. 120 of TUF, or otherwise known by the Offeror, are listed below:

SHAREHOLDER	COMMUNICATED EQUITY STAKES	
	NO. OF ORDINARY SHARES	% OF ORDINARY SHARES AS OF 03/03/2008
Compagnia di San Paolo	943,225,000	7.960

Carlo Tassara S.p.A.	698,708,241	5.896
Crédit Agricole S.A.	659,781,237	5.568
Assicurazioni Generali	601,411,667	5.075
Fondazione Cariplo	554,578,319	4.680
Fondazione C.R. Padova e Rovigo	545,264,450	4.602
Ente Firenze	400,287,395	3.378
Fondazione C.R. in Bologna	323,334,757	2.729
Giovanni Agnelli e C. S.a.p.A.	289,916,165	2.447

B.1.6 Corporate bodies

Administrative bodies

The Articles of Association of the Offeror provide for the dual corporate governance system pursuant to articles 2409-*octies* and subsequent of the Italian Civil Code.

Furthermore the management of the Offeror is exercised by a **Management Board**, composed of a minimum of 7 (seven) and a maximum of 11 (eleven) members.
The Articles of Association set forth that the Management Board, upon the indication of the Supervisory Board, appoints among its members a Managing Director.

At Offer Document date, the Offeror's Management Board is composed of the following 11 members:

NAME AND SURNAME	FUNCTION	PLACE AND DATE OF BIRTH
Enrico SALZA	Chairman	Torino 25/05/1937
Orazio ROSSI	Deputy Chairman	Montagnana (PD) 12/02/1932
Corrado PASSERA	Managing Director and CEO	Como 30/12/1954
Elio Cosimo CATANIA	Member	Catania 05/06/1946
Giuseppe FONTANA	Member	Monza (MI) 04/06/1954
Gian Luigi GARRINO	Member	San Germano Vercellese (VC) 14/10/1935
Giovanni Battista LIMONTA	Member	Costa Masnaga (LC) 15/11/1929
Virgilio MARRONE	Member	Savona 02/08/1946
Emilio OTTOLENGHI	Member	Torino 18/01/1932
Giovanni PERISSINOTTO	Member	Conselice (RA) 06/12/1953
Marcello SALA	Member	Monza (MI) 06/06/1968

The Management Board was appointed by the Supervisory Board Meeting of 2 January 2007 and will remain in office until the approval of the financial statements as at 31 December 2009. The Management Board members elected their domicile at the Offeror's registered office.

The **Supervisory Board** is composed of a minimum of 15 (fifteen) and a maximum of 21 (twenty one) members.

At Offer Document date, the Supervisory Board is composed of the following 19 Members:

NAME AND SURNAME	FUNCTION	PLACE AND DATE OF BIRTH
Giovanni BAZOLI	Chairman	Brescia 18/12/1932
Antoine BERNHEIM	Deputy Chairman	Paris (F) 04/09/1924
Rodolfo ZICH	Deputy Chairman	Torino 15/07/1939
Carlo BAREL DI SANT'ALBANO	Member	Torino 31/05/1964
Pio BUSSOLOTTO	Member	Vicenza 07/01/1936
Rosalba CASIRAGHI	Member	Milano 17/06/1950
Giovanni COSTA	Member	Feltre (BL) 30/07/1942
Franco DALLA SEGA	Member	Trento 12/06/1960
Gianluca FERRERO	Member	Torino 07/12/1963
Angelo FERRO	Member	Padova 15/12/1937
Pietro GARIBALDI	Member	Torino 07/08/1968
Fabrizio GIANNI	Member	Roma 16/11/1940
Giulio Stefano LUBATTI	Member	Mondovì (CN) 26/04/1947
Giuseppe MAZZARELLO	Member	Ceva (CN) 16/03/1939
Eugenio PAVARANI	Member	Parma 12/09/1949
Gianluca PONZELLINI	Member	Varese 07/02/1947
Gianguido SACCHI MORSIANI	Member	Scandiano (RE) 08/10/1934
Ferdinando TARGETTI	Member	Moltrasio (CO) 01/07/1945
Livio TORIO	Member	Riccione 05/03/1943

The Supervisory Board was appointed by the Offeror's Shareholders' Meeting of 1 December 2006, and will remain in office until the approval of the financial statements as at 31 December 2009. The Supervisory Board members elected their domicile at the Offeror's registered office.

The control of the Offeror's accounts is conducted by Reconta Ernst & Young, a registered auditing firm, whose appointment will expire with the approval of the financial statements as at 31 December 2011.

B.1.7 Short description of the Offeror's group

Intesa Sanpaolo derives from the merger by incorporation of Sanpaolo IMI with and into Banca Intesa S.p.A. following the deed of the merger of 28 December 2006 of the Notary public Ettore Morone. The merger came into legal and accounting effect as of 1 January 2007.

Banca Intesa was formed in 1998 from the merger of Cariplo and Banco Ambrosiano Veneto. In 1999, Banca Commerciale Italiana (BCI) joined the Intesa Group. With the subsequent merger of BCI into Banca Intesa (May 2001), the Group took the name IntesaBci. In December 2002 the

Shareholders' Meeting resolved upon the change of the company name to Banca Intesa, effective as of 1 January 2003.

Sanpaolo IMI was formed in 1998 from the merger of Istituto Bancario San Paolo di Torino and IMI (Istituto Mobiliare Italiano). These two banks were highly complementary: Istituto Bancario San Paolo di Torino was specialised in retail lending, IMI, a public entity founded in 1931 to support the reconstruction of the national industrial system, was a leading business and investment bank.

The activity of the Intesa Sanpaolo Group is organised by business units:

- The **Banca dei Territori Division** – which includes Italian subsidiary banks – is based on a business model oriented to maintain and enhance regional brands, strengthen local commercial coverage and relations with individuals, small businesses and SMEs. Banca Prossima was recently established to serve non-profit entities and operates through the Group's branches, with local offices and dedicated professionals.
  The activities of this Division include private banking, industrial credit (operated by Banca Intesa Mediocredito) and bancassurance (operated by EurizonVita, Intesa Vita – a joint venture with the Generali group and carried at equity – and Sud Polo Vita in the life insurance sector and EurizonTutela in the casualty sector, with products mainly addressed to the safeguard of person and assets).

- The **Corporate & Investment Banking Division** has the mission of supporting the steady and sustainable growth of businesses and financial institutions with a medium/long term view, on a national and international basis, acting as a "global partner" with an in-depth understanding of company strategies and a complete service range. The Division includes M&A activities, structured finance and capital markets (performed through Banca IMI) and also merchant banking and global custody. It is present in 34 Countries supporting the cross-border activity of its customers through a specialised network which comprises foreign branches, representative offices and subsidiaries performing corporate banking activity.

- The **International Subsidiary Banks Division**, is responsible for activities outside Italy, operates through subsidiary and partly-owned commercial banks and provides guidelines, coordination and support to subsidiaries abroad active in retail and commercial banking. The Intesa Sanpaolo Group operates with over 1,200 branches and has total assets of approximately 37 billion euro in the following 12 countries in Central-Eastern Europe and the Mediterranean basin: Albania (American Bank of Albania - ABA), Bosnia-Herzegovina (UPI Banka), Croatia (Privredna Banka Zagreb - PBZ), Egypt (Bank of Alexandria), the Russian Federation (KMB Bank), Greece (with the Athens and Thessaloniki branches of ABA), the Czech Republic (with the Prague branch of VUB), Romania (with Intesa Sanpaolo Bank Romania), Serbia (Banca Intesa Beograd), Slovakia (Vseobecna Uverova Banka - VUB), Slovenia (Banka Koper) and Hungary (Central-European International Bank - CIB).

- The **Public Finance** Business Unit is responsible for customers in government, public entities, local authorities, public utilities, general contractors, public and private healthcare structures, developing activities related to lending and day-to-day banking operations, project financing, securitisations, financial advisory, with the aim of favouring the cooperation between public and private entities and supporting initiatives and investment projects in large infrastructures, healthcare, research and public utilities in general. The business unit is composed of Banca Infrastrutture Innovazione e Sviluppo.

- **Eurizon Capital** and **Eurizon Investimenti** are the Group's asset management companies.

- **Banca Fideuram** is the Group company specialised in asset gathering, performed by the networks of financial advisors serving customers with medium to high savings potential.

B.1.8 Balance sheet and statement of income

[illegible]

[illegible]

ASSETS	30/09/2007	30/09/2006 (*)	CHANGES AMOUNT	CHANGES %	31/12/2006 (*)
Financial assets held for trading	63,034	69,572	-6,538	-9.4%	66,140
Financial assets designated at fair value through profit and loss	20,204	20,476	-272	-1.3%	20,685
Financial assets available for sale	39,130	39,232	-102	-0.3%	41,096
Investments held to maturity	5,845	5,447	398	7.3%	5,950
Due from banks	64,005	59,608	4,397	7.4%	56,241
Loans to customers	325,314	307,362	17,952	5.8%	321,271
Investments in associates and companies subject to joint control	3,153	3,106	47	1.5%	3,106
Property, equipment and intangible assets	8,042	7,827	215	2.7%	9,216
Tax assets	4,647	5,022	-375	-7.5%	4,936
Non-current assets held for sale and discontinued operations	7,025	31,836	-24,811	-77.9%	32,458
Other assets	15,442	11,569	3,873	33.5%	14,181
Merger difference	20,335		20,335		-
Total Assets	**576,176**	**561,057**	**15,119**	**2.7%**	**575,280**

LIABILITIES AND SHAREHOLDERS' EQUITY	30/9/2007	30/9/2006 (*)	CHANGES AMOUNT	CHANGES %	31/12/2006 (*)
Due to banks	73,522	77,653	-4,131	-5.3%	74,745
Due to customers and securities issued	338,691	323,198	15,493	4.8%	337,090
Financial liabilities held for trading	27,682	23,722	3,960	16.7%	22,043

Financial liabilities designated at fair value through profit and loss	27,961	25,871	2,090	8.1%	26,157
Tax liabilities	2,088	2,813	-725	-25.8%	2,269
Liabilities associated with non-current assets held for sale and discontinued operations	6,273	30,356	-24,083	-79.3%	31,459
Other liabilities	18,784	16,154	2,630	16.3%	19,403
Technical reserves	20,155	22,603	-2,448	-10.8%	22,540
Allowances for specific purpose	6,151	5,085	1,066	21.0%	5,963
Share capital	6,647	6,646	1	0.0%	6,646
Reserves	8,453	10,730	-2,277	-21.2%	10,783
Merger reserves	31,093	9,903	21,190	214.0%	9,139
Valuation reserves	934	974	-40	-4.1%	1,209
Minority interests	887	1,539	-652	-42.4%	1,127
Net income	6,855	3,811	3,044	79.9%	4,707
Total Liabilities and Shareholders' Equity	**576,176**	**561,057**	**15,119**	**2.7%**	**575,280**

(*) Figures restated considering the change in the consolidation area occurred in 2007.

[illegible]

[illegible]

(in millions of euro)	30/09/2007	30/09/2006 (*)	CHANGES AMOUNT	%	2006 (*)
Net interest income	7,273	6,547	726	11.1%	9,007
Dividends and profits (losses) on investments carried at equity	231	173	58	33.5%	278
Net fee and commission income	4,678	4,787	-109	-2.3%	6,379
Profits (Losses) on trading	1,072	1,166	-94	-8.1%	1,799
Income from insurance business	356	284	72	25.4%	452
Other operating income (expenses)	114	53	61		100
Operating income	**13,724**	**13,010**	**714**	**5.5%**	**17,915**
Personnel expenses	-3,913	-4,110	-197	-4.8%	-5,633

Other administrative expenses	-2,153	-2,179	-26	-1.2%	-3,096
Adjustments to property, equipment and intangible assets	-601	-627	-26	-4.1%	-899
Operating costs	**-6,667**	**-6,916**	**-249**	**-3.6%**	**-9,628**
Operating margin	**7,057**	**6,094**	**963**	**15.8%**	**8,287**
Goodwill impairment	-	-	-	-	-
Net provisions for risks and charges	-261	-155	106	68.4%	-336
Net adjustments to loans	-922	-871	51	5.9%	-1,306
Net impairment losses on other assets	-18	-4	14		-11
Profits (Losses) on investments held to maturity and on other investments	42	73	-31	-42.5%	168
Income (Loss) before tax from continuing operations	**5,898**	**5,137**	**761**	**14.8%**	**6,802**
Taxes on income from continuing operations	-1,948	-1,724	224	13.0%	-2,033
Merger and restructuring related charges (net of tax)	-481	-	481	-	-562
Effect of purchase cost allocation (net of tax)	-300	-	300	-	-
Income (Loss) after tax from discontinued operations	3,791	532	3,259		674
Minority interests	-105	-134	-29	-21.6%	-174
Net income	6,855	3,811	3,044	79.9%	4,707
Basic EPS - euro	**0.54**				
Diluted EPS - euro	**0.54**				

(*) Figures restated considering the change in the consolidation area occurred in 2007.

B.1.9 Recent performance

The short description below summarises the main facts that, in addition to the execution of the Share Swap and its correlated transactions, may have a significant effect on the statement of income, balance sheet and financial situation of the Offeror, occurred between 30 June 2007, date of the last Half-year report approved by the Offeror, and the date of publication of the Offer Document.

Please note that the facts occurred between 30 June 2007 and 30 September 2007 described below were reflected in the statement of income and balance sheet as at 30 September 2007 approved by the Offeror.

On 12 July 2007, Intesa Sanpaolo executed an agreement for the subscription of a capital increase to reach a 19.99% stake in Qingdao City Commercial Bank (QCCB). The Bank is 90% owned by Haier and the municipality. Foreign investment in Chinese domestic banks is capped at 25%, with a single foreign investor allowed no more than a 20% stake. As at year-end 2006, QCCB had total assets of 3 billion dollars, loans to customers of 1.8 billion dollars, deposits of 2.3 billion dollars and shareholders' equity of 157 million dollars. For the twelve months ended 31 December 2006, its net income amounted to 3.8 million dollars. The bank has a network of 39 branches.

On 2 August 2007, Intesa Sanpaolo communicated that it reached an agreement with all nine Trade Unions of the banking sector relating to a further recourse on a voluntary basis to the Solidarity Allowance (as per Ministerial Decree No. 158 of 2000 and Ministerial Decree No. 226 of 2006) aimed at achieving a reduction of 1,500 employees in 2008 and 800 employees in 2009. This activation is similar to that agreed upon on 1 December 2006 for which 4,200 employees had applied as at 1 July 2007.

On 31 August 2007, in the framework of a transaction aimed at the acquisition of 100% of Banco del Desarrollo's share capital by Scotiabank, Intesa Sanpaolo executed an agreement with Scotiabank relating to the sale of its 15.7% stake in Banco del Desarrollo's share capital. The transaction was completed on 22 November 2007.

On 5 October 2007, Intesa Sanpaolo signed with Banca Carige, Credito Valtellinese, Veneto Banca and Banca Popolare di Bari the sale-and-purchase agreements relating to 198 branches to be sold by Intesa Sanpaolo in accordance with decision No. 16249 issued by the Italian Competition Authority (the "AGCM") on 20 December 2006, relative to the merger of Banca Intesa S.p.A. and Sanpaolo IMI S.p.A.
As at 31 December 2006, the said branches had 3.5 billion euro in loans to customers, total customer deposits of 11.6 billion euro, of which direct customer deposits were 3.4 billion euro. In 2006, such branches generated operating income of approximately 290 million euro.
Completion of the disposal of the aforesaid branches occurred, after the obtainment of the necessary authorisations by the competent Authorities, as follows: 36 branches on 14 February 2008, 84 branches on 21 February 2008 while the other 78 are expected to be sold within March 2008.

On 14 November 2007, Intesa Sanpaolo's Management Board approved a project for the setting up of a Società di Investimento Immobiliare Quotata (SIIQ), a listed real estate investment company. Intesa Sanpaolo intends to seize the opportunity of developing a new business offered by the recent introduction in Italy - with Law 296/2006 and Ministerial Decree No. 174/2007 - of SIIQs i.e. listed companies having the management of real estate portfolios and generation of lease income as the core business to which beneficial tax treatment applies. The process for listing the newco named IMMIT Immobili Italiani started on 6 February 2008 with the filing with CONSOB and Borsa Italiana respectively of the application for the authorisation to publish the prospectus and of the application for the listing of the shares on the MTA.

On 20 December 2007, Intesa Sanpaolo and Banca Monte dei Paschi di Siena finalised the agreement relating to the sale of the 55% stake held by Intesa Sanpaolo in Biverbanca – Cassa di Risparmio di Biella e Vercelli - to Banca Monte dei Paschi di Siena.

On 22 December 2007, Parmalat S.p.A. and Intesa Sanpaolo S.p.A. announced that they reached an agreement to settle all reciprocal claims that led to litigation arising from operations in the period

preceding the insolvency declaration of the Parmalat Group (December 2003). The settlement brings all pending revocatory and damages actions and all reciprocal claims eventually to be filed to an end. The Intesa Sanpaolo Group therefore paid a total amount of 310 million euro. Furthermore, Parmalat S.p.A. communicated that an agreement has been reached with Cassa di Risparmio di Parma e Piacenza S.p.A. ("**Cariparma**") which settles all reciprocal claims with the companies under extraordinary administration procedures and Parmalat on one hand, and Cariparma on the other hand, with withdrawal of all pending or possible revocatory and damages actions with payment by Cariparma of a total amount of 83 million euro.

Within the same framework an agreement has been reached for the settlement of the revocatory actions against Biverbanca S.p.A., with withdrawal of all actions and payment of a total amount of 3 million euro.

Similar settlements have been reached between the Intesa Sanpaolo Group and Cariparma on one side and the Commissioner of the Extraordinary Administration of the Parmatour group and of Parma Associazione Calcio and of the other companies of the former Parmalat group still in Extraordinary Administration on the other side. These agreements establish the withdrawal of all the pending and potential actions by the Extraordinary Commissioner and:

- the payment by the Intesa Sanpaolo Group of an amount of 12.5 million euro to the Parmatour Group under Extraordinary Administration and the payment of an amount of 2.5 million euro to Parma Associazione Calcio under Extraordinary Administration and the payment of a total amount of 2 million euro to the other companies under Extraordinary Administration;
- the payment by Cariparma of an amount of 2.5 million euro to the Parmatour Group under Extraordinary Administration and the payment of an amount of 2.5 million euro to Parma Associazione Calcio under Extraordinary Administration and the payment of a total amount of 2 million euro to the other companies under Extraordinary Administration.

With reference to the settlement of all relations and claims involving the Intesa Sanpaolo Group with respect to the Parmalat Group default agreed upon with Parmalat S.p.A. (acting as Assumptor under the Parmalat composition with creditors, known as "Concordato"), Intesa Sanpaolo once more declared that the Group had been absolutely fair in its behaviour and totally unaware of the Parmalat state of insolvency and clarified that the Bank resolved upon the settlement only to avoid uncertainties which arise, as a matter of fact, from the involvement in a long lasting and very complex litigation while also considering the related heavy administrative costs.

In particular, the settlement agreed upon provides that, with the payment by the Intesa Sanpaolo Group of a total amount of 310 million euro, all revocatory actions filed (for approximately 1.7 billion euro) and damage claims filed (for approximately 3.2 billion euro, of which approximately 1.9 billion euro jointly and severally with another intermediary), as well as revocatory actions or damage claims eventually to be filed, are to be waived.

Similar settlements have been agreed upon between the Intesa Sanpaolo Group and the Commissioner of the Extraordinary Administration Procedure of the Parmatour Group and Parma Associazione Calcio and the other companies of the former Parmalat Group still under Extraordinary Administration, whereby the Intesa Sanpaolo Group shall pay 12.5 million euro destined for the Parmatour Group, 2.5 million euro for Parma Associazione Calcio and a total amount of 2 million euro for the other companies under Extraordinary Administration.

Intesa Sanpaolo pointed out that the Group's total payment of 327 million euro is covered with provisions for approximately 240 million euro set aside in previous fiscal years. As regards the Bank's former subsidiary Cassa di Risparmio di Parma e Piacenza S.p.A., they set aside provisions for 90 million euro in previous fiscal years which fully cover the commitments made in the settlement reached with Parmalat S.p.A. and the Commissioner of the Extraordinary Administrative Procedure of the Parmatour Group and Parma Associazione Calcio and the other companies of the former Parmalat Group still under Extraordinary Administration.

Finally, please note that on 30 January 2008 Intesa Sanpaolo has been included in the list of creditors of the Parmalat Group Companies involved in the "Concordato" for an amount of 100

million euro, which will be settled by the assignment to Intesa Sanpaolo of shares (and warrants) of Parmalat S.p.A. on the basis of the recovery ratio applied to each company in the "Concordato" for a current market value of approximately 20 million euro.

On 27 December 2007, Intesa Sanpaolo and Crédit Agricole S.A. took the last step in unwinding CAAM SGR (which changed its corporate name on 15 December 2007 to Eurizon Investimenti SGR), their joint venture in asset management in Italy, in line with the commitment made in connection with the merger of Sanpaolo IMI S.p.A. with and into Banca Intesa S.p.A. This final phase involves the purchase by Intesa Sanpaolo of the activities attributable to the 65% stake of Nextra Investment Management sold by Banca Intesa to Crédit Agricole S.A. in December 2005.
In addition, Intesa Sanpaolo S.p.A. and Crédit Agricole S.A. agreed on the exercise of their respective options over the sale to Crédit Agricole of Intesa Sanpaolo's 49% stake in AGOS S.p.A., their joint venture in the consumer credit business in Italy. AGOS S.p.A. will carry on its business as a subsidiary of Sofinco, a Crédit Agricole S.A. company. This transaction is expected to be completed in 2008, once the necessary authorisations have been obtained.
All of the above is in accordance with both the disclosures made in the press releases issued by Banca Intesa and Crédit Agricole S.A. on 11 October 2006 and the decision of the Italian Competition Authority issued on 20 December 2006.

On 4 February 2008, Intesa Sanpaolo and the controlling shareholders of JSC Pravex Bank, a Ukrainian commercial bank entirely dedicated to retail banking activities with households, with a network of approximately 560 branches, executed an agreement for the acquisition of 100% of the share capital of JSC Pravex Bank.
As at 30 June 2007 Pravex had total assets of approximately 1 billion dollars, customer loans of approximately 587 million dollars, customer deposits of approximately 592 million dollars and shareholders' equity of approximately 114 million dollars; for the six months ended 30 June 2007 JSC Pravex Bank's net income amounted to 7.5 million dollars.
Completion of the transaction is conditional upon the obtainment of the necessary authorisations in Italy and Ukraine.

B.2 ISSUER OF THE SECURITIES SUBJECT TO THE OFFER

B.2.1 Company name, legal status and registered office

The company name of the Issuer is "Cassa di Risparmio di Firenze S.p.A.", in short also "Banca CR Firenze S.p.A.".

Banca CR Firenze is a joint stock corporation, authorised to exercise banking activities and offer investment services, with registered office in Firenze, Via Bufalini 6.

The Issuer is part of the Intesa Sanpaolo Banking Group.

The shares of the Issuer are currently listed on the MTA.

B.2.2 Constitution and duration

The Issuer was established as a joint stock corporation following the demerger from the pre-existing Cassa di Risparmio di Firenze, established in 1829, with the demerger deed of 10 April 1992. The company expiry date in the Articles of Association is 31 December 2100.

B.2.3 Applicable Law and competent jurisdiction

The Issuer is a company incorporated and operating under the Italian Law. The Court of the place of the Issuer's registered office has jurisdiction in case of disputes.

B.2.4 Share capital

At Offer Document date, the Issuer's share capital is equal to 828,836,017.00 euro, represented by 828,836,017 ordinary shares having a nominal value of 1.00 euro each.

The Issuer has not issued any other category of shares.

Please note that of the paid-in capital increases implemented by the Board of Directors as delegated by the Shareholders' Meeting of 27 March 2000, pursuant to art. 2443 of the Italian Civil Code as part of the "Share Incentive Plan" for managers of the Issuer and of its banking subsidiaries, pursuant to art. 2441, par. 5 of the Italian Civil Code, with definition by the Board of Directors of the issue price, the share premium, the enjoyment, the timing, the method and conditions of the offer as well as the identification of the beneficiaries, the increase resolved upon by the Board of Directors on 31 July 2003 has been completed as provided for by the amending resolution made by the Shareholders' Meeting of 27 April 2006, with the issue of a maximum of 4,080,000 ordinary shares having a nominal value of 1.00 euro each subscribable between 1 August 2006 and 1 August 2009.
At the date of publication of this Offer Document a total of 3,924,468 ordinary shares have been issued executing such transaction.
Please note that due to termination of employment of beneficiaries, 155,532 options granted within the said stock option plan are no longer exercisable.

B.2.5 Major shareholders

The entities holding as of 3 March 2008 more than 2% of the share capital of the Issuer, communicated pursuant to art. 120 of TUF, and the other major Shareholders resulting from Shareholders' agreements published pursuant to art. 122 of TUF are listed below:

SHAREHOLDER	COMMUNICATED EQUITY STAKES	
	% OF ORDINARY SHARES AS OF 03/03/2008	OF WHICH WITHOUT VOTING RIGHTS
Intesa Sanpaolo	58.877	-
Ente Firenze	10.289	-
BNP Paribas group	6.546	-
Other (market)	24.288	-

At the date hereof, the following shareholders' agreements referring to the Issuer have been published pursuant to art. 122 of TUF:

(*i*) the Post Share Swap Agreement (for further details on the contents of the Post Share Swap Agreement, see Section H, Paragraph H.1 and the abstract attached to this Offer Document in Section N, Paragraph N.1);

(*ii*) the Shareholders' Agreement with the Fondazioni (for further details on the contents of the Shareholders' Agreement with the Fondazioni, see Section H, Paragraph H.3);

(*iii*) another shareholders' agreement executed between the Issuer and Fondazione Spezia on 16 July 2003 (for further details on the contents of this agreement, see Section H, Paragraph H.3).

Please note that Intesa Sanpaolo holds control *de jure* of the Issuer and is capable of exercising a dominant influence over the Cassa, notwithstanding it has granted Ente Firenze certain rights, as a result of the Post Share Swap Agreement, which are typical of a qualified minority shareholder.

B.2.6 Corporate bodies

<u>Board of Directors</u>

The Articles of Association of the Issuer set forth that the Company is administered by a Board of Directors composed of an even number of members, between 10 (ten) and 18 (eighteen). Directors, serve three-year terms and may be re-elected.

At Offer Document date the Board of Directors is composed of the following 14 (fourteen) members:

NAME AND SURNAME	FUNCTION	PLACE AND DATE OF BIRTH
Aureliano BENEDETTI	Chairman (*)	Firenze 15/11/1935
Piero ANTINORI	Deputy Chairman (**)	Pelago (FI) 15/07/1938
Massimo MATTERA	Member (***)	Roma 29/09/1944
Lino MOSCATELLI	Member (****)	Cermenate (CO) 21/12/1942
Giuseppe MORBIDELLI	Member (***)	Arezzo 16/11/1944
Jean CLAMON	Member	Sète (Francia) 10/09/1952
Sergio CECCUZZI	Member	Siena 15/02/1941
Paolo Maria GRANDI	Member	Milano 07/11/1954
Francesco MICHELI	Member	Roma 03/01/1946
Pietro MODIANO	Member	Milano 03/11/1951
Antonio PATUELLI	Member	Bologna 10/02/1951
Giuseppe SPADAFORA	Member	Palermo 07/09/1954
Francesco TARANTO	Member	Genova 13/05/1940
Federico VECCHIONI	Member	Padova 23/05/1967

(*) Aureliano BENEDETTI is also Chairman of the Executive Committee.

(**) Piero ANTINORI is also Deputy Chairman of the Executive Committee.
(***) Massimo MATTERA and Giuseppe MORBIDELLI are also Members of the Executive Committee.
(****) Lino MOSCATELLI has been attributed specific powers by the Board of Directors. He is also a Member of the Executive Committee.

The Issuer's Shareholders' Meeting of 27 April 2006 elected the Board of Directors in office until the approval of the financial statements as at 31 December 2008.

All Board members, with the exceptions indicated below, were appointed by the aforementioned Shareholders' Meeting.

Federico Vecchioni who was appointed on 2 October 2006 by the Board of Directors to replace a member, Pier Giorgio Marzilli, appointed by the aforesaid Shareholders' Meeting, who subsequently died. The Ordinary Shareholders' Meeting of 26 April 2007 confirmed the appointment of Federico Vecchioni.

Some other Directors originally appointed by the Shareholders' Meeting subsequently resigned: in particular, Matteo Melley, who resigned on 1 August 2007; Pio Bussolotto, member of the Offeror's Supervisory Board, who resigned on 29 January 2008, the date in which the Share Swap was performed, due to office incompatibility; Alessio Colomeiciuc and Riccardo Varaldo, who resigned on 3 March 2008.
The Board of Directors in the meeting of 3 March 2008 appointed, pursuant to art. 2386 of the Italian Civil Code, the members necessary to integrate the Board. In particular, the newly-appointed members are Paolo Maria Grandi, Francesco Micheli and Pietro Modiano, top managers of the Offeror, as well as the General Manager in office at the time of appointment, Lino Moscatelli, who was also attributed specific powers by the Board of Directors. Furthermore, Lino Moscatelli substituted Giuseppe Spadafora in the Executive Committee.

The appointments of Directors made by the Board of Directors are effective until the next Issuer's Shareholders' Meeting which will be held on 10 April 2008.

The Directors elected their domicile at the Issuer's registered office.

For the sake of completeness, please note that, on 3 March 2008, the Board of Directors of the Issuer appointed a new General Manager, Luciano Nebbia, in substitution of Lino Moscatelli.

For a description of the changes in the composition of the Issuer's Board of Directors provided for by the Post Share Swap Agreement, see Section G, Paragraph G.3.2 and the abstract attached to this Offer Document in Section N, Paragraph N.1.

Board of Statutory Auditors

The Issuer's Articles of Association provide that the Board of Statutory Auditors is composed of 3 (three) statutory auditors and 2 (two) alternate auditors.

At Offer Document date the Board of Statutory Auditors is composed as follows:

NAME AND SURNAME	FUNCTION	PLACE AND DATE OF BIRTH
Vieri FIORI	Chairman - Statutory Auditor	Firenze 5/08/1942

Marco SACCONI	Statutory Auditor	Firenze 12/09/1952
Francesco MANCINI	Statutory Auditor	Firenze 27/07/1960

The Issuer's Shareholders' Meeting of 26 April 2007 elected the Board of Statutory Auditors in office until the approval of the financial statements as at 31 December 2009. The Statutory Auditors elected their domicile at the Issuer's registered office.

On the basis of lists presented by shareholders the aforementioned Shareholders' Meeting elected Domenico Muratori, as Chairman of the Board of Statutory Auditors, Vieri Fiori and Marco Sacconi, as acting members, Francesco Mancini and Angelo Falbo, as alternate auditors.

Following the Share Swap and the control acquired by Intesa Sanpaolo over the Issuer, Muratori and Falbo resigned due to occured office incompatibility. Consequently Fiori, senior member pursuant art. 2401 of the Italian Civil Code became Chairman and Mancini became acting member. There are no alternate auditors currently in office. These changes will remain in force until the next Shareholder's Meeting that, pursuant to art. 2401 of the Italian Civil Code, will be invited to resolve upon the composition of the Board of Statutory Auditors.

The control of the Issuer's accounts is conducted by PricewaterhouseCoopers S.p.A., a registered auditing firm whose appointment will expire with the approval of the financial statements as at 31 December 2011 without prejudice to the fact that, following the foreseen Delisting, applicable regulation for the control of accounts of the Issuer shall change.

For a description of the changes relating to the composition of the Issuer's Board of Statutory Auditors provided for by the Post Share Swap Agreement, see Section H, Paragraph H.1 and the abstract attached to the Offer Document in Section N, Paragraph N.1.

B.2.7 Recent performance and prospects

For information on recent performance, see the Consolidated report as at 30 September 2007 of Gruppo Banca CR Firenze, approved by the Issuer's Board of Directors on 12 November 2007 and available for the general public at the Issuer's registered office and Borsa Italiana pursuant to art. 82, par. 1, of Issuers Regulation in addition to the places indicated in Section O hereafter.

For information on the Offeror's future programmes as concerns the Issuer, see Section G, Paragraph G.3 hereafter.

The following information derives from the consolidated report as at 30 September 2007 of Gruppo Banca CR Firenze.

BALANCE SHEET				
(in millions of euro)	30.09.2007	30.06.2007 (1)	Absolute changes	Changes %
ASSETS				
Cash and cash on hand	**200**	**197**	**3**	**1.5%**
Financial assets	**26,685**	**26,300**	**385**	**1.5%**
Amounts receivable	21,254	21,281	-27	-0.1%
- amounts owing by banks	1,450	1,714	-264	-15.4%

- customer loans	19,804	19,567	237	1.2%
Negotiable financial assets	5,418	5,008	410	8.2%
- financial assets held for trading	295	249	46	18.5%
- financial assets designated at fair value through profit and loss	1,671	1,563	108	6.9%
- financial assets available for sale	3,452	3,196	256	8.0%
Hedging derivatives	13	11	2	18.2%
Non-current assets	**1,353**	**1,331**	**22**	**1.7%**
Equity investments	382	382	0	0.0%
Property, equipment				
and intangible assets	971	949	22	2.3%
Tax assets	**252**	**252**	**0**	**0.0%**
Other assets	**391**	**324**	**67**	**20.7%**
Total assets	**28,881**	**28,404**	**477**	**1.7%**
LIABILITIES				
Financial liabilities	**23,687**	**23,326**	**361**	**1.5%**
Amounts payable	22,575	21,591	984	4.6%
- due to banks	4,316	3,435	881	25.6%
- due to customer	11,764	11,696	68	0.6%
- outstanding securities	6,495	6,460	35	0.5%
Financial liabilities held for trading	97	83	14	16.9%
Financial liabilities designated at fair value through profit and loss	982	989	-7	-0.7%
Hedging derivatives	33	48	-15	-31.3%
Liabilities connected to assets sold but not written off	-	615	-615	-100.0%
Agreements to re-purchase the Group's own assets	**120**	**120**	**0**	**0.0%**
Tax liabilities	**183**	**132**	**51**	**38.6%**
Allowances for specific purpose	**448**	**442**	**6**	**1.4%**
Provision for staff termination pay	162	162	0	0.0%
Provision for risks and charges and pension funds	286	280	6	2.1%
Technical reserves	**1,772**	**1,660**	**112**	**6.7%**
Other liabilities	**800**	**913**	**-113**	**-12.4%**
Minority interests	**174**	**161**	**13**	**8.1%**
Shareholders' equity	**1,697**	**1,650**	**47**	**2.8%**
Total Liabilities and Shareholders' Equity	**28,881**	**28,404**	**477**	**1.7%**

(1) The balance sheet as at 30 June 2007 was restated to consider the changes in the consolidation area deriving from the acquisition of a controlling stake in Centro Leasing Banca S.p.A. and Centro Factoring S.p.A. in the third quarter of 2007, by backdating the effects of the acquisition to 1 January 2006.

STATEMENT OF INCOME

(in millions of euro)	30.09.2007	30.09.2006 (1)	Absolute changes	Changes %
Interest margin	**538**	**461**	**77**	**16.7%**
Net result from hedging	2	4	-2	-50.0%
Net interest margin	**540**	**465**	**75**	**16.1%**
Net fee and commission income	188	181	7	3.9%

Recovery on savings deposits and creditors accounts	46	46	0	0.0%
Dividends and profits (losses) on equity investments	41	45	-4	-8.9%
Result of financial assets and liabilities	36	46	-10	-21.7%
Net result from insurance activities	8	9	-1	-11.1%
Overall business margin	**859**	**792**	**67**	**8.5%**
Value (adjustments)/write-backs for worsening of loans and other financial assets	-78	-45	-33	73.3%
Net business margin	**781**	**747**	**34**	**4.6%**
Operating expenses:	-463	-470	7	-1.5%
- Personnel expenses	-301	-317	16	-5.0%
- Other administrative expenses	-164	-155	-9	5.8%
- Value (adjustments)/write-backs to property and equipment and intangible assets	-29	-31	2	-6.5%
- Other operating (expenses)/income (recovery of expenses)	31	33	-2	-6.1%
Net operating result	**318**	**277**	**41**	**14.8%**
Provision for risks and charges, net	-16	-20	4	-20.0%
Other costs and revenue from current operations	-7	-1	-6	n.s.
Gains/(Losses) from current operations, including taxes	295	256	39	15.2%
Incomes from extraordinary operations	0	101	-101	-100.0%
Income taxes for the year on current operations	-114	-98	-16	16.3%
Net Profit (Loss) for the year before minority interests	-28	-25	-3	12.0%
Parent Company net income /(loss)	**153**	**234**	**-81**	**-34.6%**

(1) The statement of income as at 30 September 2006 was restated to consider the changes in the consolidation area deriving from the acquisition of a controlling stake in Centro Leasing Banca S.p.A. and Centro Factoring S.p.A. in the third quarter of 2007, by backdating the effects of the acquisition to 1 January 2006.

MAIN INDICATORS	30.09.2007	30.09.2006 (1)	Changes %
ROE (2)	12.9%	23.2%	-10.3pp
Adjusted ROE (3)	11.5%	13.8%	-2.3pp
Cost / income ratio (4)	53.9%	59.3%	-5.4pp
Net doubtful loans / Net customer loans	1.07%	1.14%	-0.07pp
Other net problem loans (excluding doubtful loans) / Net customer loans	2.20%	1.70%	0.50pp
Net risk positions / Net customer loans	3.27%	2.84%	0.43pp

(1) The indicators as at 30 September 2006 were restated to consider the changes in the consolidation area deriving from the acquisition of a controlling stake in Centro Leasing Banca S.p.A. and Centro Factoring S.p.A. occurred in the third quarter of 2007, by backdating the effects of the acquisition to 1 January 2006.

(2) "Annualised" net income/ Average shareholders' equity of the last two financial years (excluding net income).

(3) "Annualised" net income +/- Variation in the valuation reserves for financial assets available for sale / Average shareholders' equity of the last two financial years (excluding net profit).
(4) Operating expenses / Overall business margin.

FIGURES PER SHARE (1)			
(in euro)	30.09.2007	30.09.2006	Changes %
Net earnings per share	0.185	0.285	-35.09%
Net earnings per share, diluted (2)	0.185	0.285	-35.09%
Dividend per share (3)	0.100	0.087	14.94%
Book value per share (4)	2.048	1.933	5.95%
Dividend / average annual price (%)	1.73%	2.21%	-0.48pp

(1) It will be recalled that on 5 March 2007 a reverse split of the ordinary share took place and the comparative data have therefore been changed to reflect that operation.
(2) Calculated by quantifying the effects of all the potential ordinary shares in circulation with dilution impacts foreseen by IAS 33.
(3) Reference should be made to the last dividend distributed by the Parent Company.
(4) Shareholders' equity /number of shares in circulation.

OPERATING STRUCTURE			
	30.09.2007	30.09.2006	Changes
Employees (1)	6,518	6,354	164
Financial Promoters	291	171	120
Bank branches	567	547	20
Financial spaces	48	31	17
Business and private centres	47	36	11
Entities and Treasuries centres	4	1	3

(1) The number of employees has been restated on a consistent basis.

Results for the third quarter confirm the positive trend for the first part of the year and are basically in line with expectations and budget forecasts. The economy of the local markets where Gruppo Banca CR Firenze companies operate does not present peculiarities capable of significantly affecting results for the year.

B.2.8 Issuer's results for financial year 2007

Please note that, on 3 March 2008, the Board of Directors of the Issuer approved the draft financial statements of the Cassa and the consolidated financial statements as at 31 December 2007.

The Ordinary Shareholders' Meeting of the Issuer has been summoned on 10 April 2008 to resolve upon, among other things, the approval of the financial statements as at 31 December 2007, the proposal for dividend distribution for 2007 (for further details on the relationship between the dividend for 2007 and the Consideration, see Paragraph A.7, above).

Please note that the draft financial statements and the consolidated financial statements related to 2007 will be made available to the public by the Issuer on 21 March 2008.

For the sake of completeness, the contents of the press release published by the Issuer on 3 March 2008 referring to the Cassa's results for financial year 2007 are detailed below.

2007 CONSOLIDATED STATEMENT OF INCOME

The overall business margin increased by 7.6% compared to the same period of the previous year, reaching 1,080 million euro.

- Within this total, the **net interest margin** increased to 712 million (+24.3%), mainly due to the growth in business volumes and a moderate broadening of the interest spread (from 2.75% to 2.83%). Net of the change in the scope of consolidation, net interest margin was up by 15.2%;
- **Net fee and commission income** rise to 232 million euro (+4.5%) mainly due to the consolidation of Centro Leasing Banca and to the influence of the assets under management bancassurance sector. The commission expenses reclassification criteria regarding products with a significant insurance content was changed during the year and those expenses are now included under result from insurance activities. Net of this change, commissions are almost flat (-1.3%);
- In comparison with the 2006 results, the total **dividends and profits on equity investments** of 39 million euro (-43,5%) was affected by the full consolidation of Centro Leasing Banca, its subsidiaries and Centro Factoring which last year were consolidated with the equity method (5 million euro contribution) while today line-by-line, and also by the lack of dividend from the Sanpaolo IMI shareholding (about 5 million euro in 2006), and by the lower contribution of the subsidiary Findomestic Banca (35 million against 53 million in 2006) which was mainly due to the increase in its tax rate following changes to IRES and IRAP [Italian taxes] rates as a result of the 2008 Finance Act and affecting 2007 results;
- The **result of financial assets and liabilities** fell by 37.7% to 33 million euro mainly following a reduction in profits on trading, basically, a result of the difficult market trends and the minor capital gains from the available for sale (AFS) portfolio, as compared to last year;

If the amounts, as at 31 December 2007, were adjusted to exclude the AFS profits described above, the effects from the reclassification of the costs and revenues of the supplementary pension funds (FIP), and the change in the scope of the consolidation, the overall business margin would be up by 3.7%.

The 986 million **net business margin** grew by 3.5% in spite of net adjustments to loans and other financial assets for 94 million euro compared to 51 million euro in 2006. Calculated on a homogeneous scope of consolidation base, net business margin would be essentially stable (0.4%).

Operating expenses of 601 million euro are slightly up by 1.2%; however, they would be down by 2.9% if they were considered net of the effects of the change in the scope of consolidation. In detail, personnel expenses fell to 385 million (-3.8%) partly due to charging to the profit and loss account the excess staff termination pay of 23 million euro, including tax, following the application of new laws governing this provision. Worthy of note among the current expenses (+13.4% to 169 million) is the increase in the "management of property and plants" component (+16.0% to 29 million) regarding development and restructuring of the branch network and the increase in the "professional costs" (+68.4% to 32 million) related in part to the costs classification for professional services provided by the subsidiary Infogroup (previously included in the personnel expenses).

Gain from current operations, including taxes improved by 21.4% to 380 million euro as a result of the smaller provisions for risks and charges (-31.3% to 22 million), which included allocations for the renewal of the national labour contract in 2006, and of the increase in the item

other revenues from continuing operations that benefited from about 17 million euro resulting from the application of the IFRS 3 to the change in the scope of the consolidation.

The **consolidated net income** amounts to 185 million euro, dropping by 31.7% compared to 2006. As previously mentioned, excluding the effects of the non-recurring transactions of 2006 and notwithstanding the great increase of the item income taxes (+42.3%) partly due to the 11 million charge following the changes to IRES and IRAP rates as a result of the 2008 Finance Act and affecting 2007 results, the consolidated net income rose by 6.9%.

The Group's **ROE**, which is calculated by comparing 2007 profit to the weighted average shareholders' equity for the period 31.12.2006 – 31.12.2007 and excluding the profit being earned, equals 11.9% (12.8% as at 31 December 2006 excluding the profit from non-recurring transactions). The **shareholders' equity** increased by about 89 million euro during the year going from 1,621 to 1,710 million (+5.5%).
The **cost/income**[3] ratio fell to 55.6% from 59.1% in 2006.

The **regulatory capital** grew by 6.9% up to 2,209 million euro. Within this, the tier I capital amounts to 1,441 million giving a Tier 1 ratio of 5.26% when compared with the total risk-weighted assets (27,385 million). The total capital ratio at year end was 8.24%, the solvency ratio 8.46%.

2007 CONSOLIDATED BALANCE SHEET

Net loans to customers amounted to 20,385 million, up 39.4% from 2006 (+8.5% net of the change of the scope of consolidation), benefiting in particular from the strong performance of the mortgage loans sector (+18.2% to 8,680 million).

As regards the quality of the loan portfolio, the implementation of prudential provision policies led to an increase in the cover ratio of doubtful loans (at 54.2%), and watchlisted and restructured loans (at 22.8%). However, the widening of the scope of consolidation led to a significant increase in non-performing loans, principally due to Centro Factoring's expired loans/loans overdue for more than 180 days. These include, however, the cash advances against invoices debited to the Public Administration which are normally paid after that expiry term. Excluding the Centro Factoring overdue loans described above, the overall 31.8% cover ratio of non-performing loans (-4.1 percentage points), as at 31 December 2007, would have been up to 39.2% (+3.3 percentage points).

Total funding amounts to 40,421 million euro at the end of 2007, up 3.9% from the beginning of the year. The direct component (18,572 million) is up 9.2%, mainly thanks to the increase in the bond sector (+22.3% to 6,536 million), also influenced by the full consolidation of Centro Leasing Banca, while the indirect component is essentially stable at 21,849 million (-0.3%) with similar trends for both the under administration portion and the under management portion.

PERFORMANCE OF BUSINESS SECTORS

As described above, the Group's 2007 consolidated net income decreased because of the 2006 non-recurring transactions, which are accounted within the *Corporate Center* line in the table below. The best results were achieved in the retail, finance, and wealth management sales areas.

	2007	2006	Change
Retail			

Net income	**146**	138	**5.8%**
Average allocated capital	**579**	584	**-0.9%**
Profitability	**25.2%**	23.6%	**1.6 pp**
Cost/income	**61.4%**	66.0%	**-4.6 pp**
Corporate and Private Bkg.			
Net income	**39**	49	**-20.4%**
Average allocated capital	**362**	276	**31.2%**
Profitability	**10.8%**	17.8%	**-7.0 pp**
Cost/income	**43.1%**	39.8%	**3.4 pp**
Finance			
Net income	**22**	16	**37.5%**
Average allocated capital	**97**	103	**-5.8%**
Profitability	**22.7%**	15.5%	**7.1 pp**
Cost/income	**22.7%**	36.4%	**-13.6 pp**
Wealth Management			
Net income	**35**	34	**2.9%**
Average allocated capital	**81**	83	**-2.4%**
Profitability	**43.2%**	41.0%	**2.2 pp**
Cost/income	**24.2%**	24.6%	**-0.4 pp**
Leasing & Factoring			
Net income	**18**	n.a.	—
Average allocated capital	**232**	n.a.	—
Profitability	**7.8%**	n.a.	—
Cost/income	**37.7%**	n.a.	—
Corporate Centre			
Net income	**-38**	66	**n.s.**
Average allocated capital	**544**	776	**-29.9%**
Profitability	**-7.0%**	8.5%	**n.s.**
Cost/income	**575.0%**	90.5%	**n.s.**

Amounts in millions. The amount of net income includes minority interests.

Reclassified consolidated statement of income

(in millions of euro)

Bank of Italy code	ITEMS	31 Dec. 2007	31 Dec. 2006	Change	%Change
30	**Interest margin**	**711**	**570**	**141**	**24.7%**
90	Net result from hedging	1	3	-2	-66.7%
				0	
	Net interest margin	**712**	**573**	**139**	**24.3%**
60	Net fee and commission income	232	222	10	4.5%
220 (parts of)	Recovery on savings deposits and creditors accounts	61	63	-2	-3.2%
70, 240, 270 (parts of)	Dividends and profits (losses) on equity investments	39	69	-30	-43.5%
80, 100	Result of financial assets and liabilities	33	53	-20	-37.7%
110, 150, 160	Net result from insurance activities	3	24	-21	-87.5%

	Overall business margin	**1,080**	**1.004**	**76**	**7.6%**
130	Value (adjustments)/write-backs for worsening of loans and other financial assets	-94	-51	-43	84.3%
	Net business margin	**986**	**953**	**33**	**3.5%**
	Operating expenses:	-601	-594	-7	1.2%
180 a)	- Personnel expenses	-385	-400	15	-3.8%
180 b)	- Other administrative expenses	-222	-201	-21	10.4%
200, 210	- Value (adjustments)/write-backs to property and equipment and intangible assets	-42	-42	0	0.0%
220 (parts of)	- Other operating (expenses)/income (recovery of expenses)	48	49	-1	-2.0%
	Net operating result	**385**	**359**	**26**	**7.2%**
190	Provision for risks and charges, net	-22	-32	10	-31.3%
220 (parts of) 250, 270, 310	Other costs and revenue from current operations	17	-14	31	n.s.
	Gains/(Losses) from current operations, including taxes	**380**	**313**	**67**	**21.4%**
100 (parts of)	Incomes from extraordinary operations	0	101	-101	-100.0%
290	Income taxes for the year on current operations	-158	-111	-47	42.3%
330	Net Profit (Loss) for the year before minority interests	-37	-32	-5	15.6%
	Parent Company net income /(loss)	185	271	-86	-31.7%

The column indicates the codes of the captions of compulsory financial statement forms which are grouped in the captions of this reclassified statement of income (CONSOB Communication No. DEM/6064293 of 28 July 2006).

Reclassified consolidated balance sheet

(in millions of euro)

Bank of Italy code	ASSETS	31 Dec. 2007	31 Dec. 2006	% Change
10	**Cash and cash on hand**	**272**	**230**	**18.3%**
	Financial assets	**26,908**	**21,687**	**24.1%**
	Amounts receivable	21,637	16,300	32.7%
60	- amounts owing by banks	1,252	1,672	-25.1%
70	- customer loans	20,385	14,628	39.4%
	Negotiable financial assets	5,260	5,380	-2.2%
20	- financial assets held for trading	200	546	-63.4%
30	- financial assets designated at fair value through profit and loss	1,703	1,531	11.2%
40	- financial assets available for sale	3,357	3,303	1.6%
80	Hedging derivatives	11	7	57.1%
	Non-current assets	**1,371**	**1,256**	**9.2%**
100	Equity investments	382	476	-19.7%
120 and 130	Property, equipment and intangible assets	989	780	26.8%

140	**Tax assets**	**186**	**188**	**-1.1%**
110 and 160	**Other assets**	**423**	**366**	**15.6%**
	Total assets	29,160	23,727	22.9%

Bank of Italy code	Liabilities	31 Dec. 2007	31 Dec. 2006	% Change
	Financial liabilities	**23,778**	**18,953**	**25.5%**
	Accounts payable	22,797	17,774	28.3%
10	- due to banks	4,281	816	424.6%
of which under 20	- due to customer	11,980	11,389	5.2%
30	- outstanding securities	6,536	5,569	17.4%
40	Financial liabilities held for trading	56	51	9.8%
50	Financial liabilities designated at fair value through profit and loss	889	1,099	-19.1%
60	Hedging derivatives	36	29	24,1%
100 (parts of)	**Agreements to re-purchase the Group's own assets**	**123**	**165**	**-25.5%**
80	**Tax liabilities**	**70**	**74**	**-5.4%**
	Allowances for specific purpose	**439**	**448**	**-2.0%**
110	**Provision for staff termination pay**	156	180	-13.3%
120	Provision for risks and charges and pension funds	283	268	5.6%
130	**Technical reserves**	**1,901**	**1,547**	**22.9%**
90 and 100 (parts of)	Other liabilities	**938**	**775**	**21.0%**
210	Minority interests	**201**	**144**	**39.6%**
from 140 to 200 and 220	Shareholders' equity	**1,710**	**1,621**	**5.5%**
	Total Liabilities and Shareholders' Equity	29,160	23,727	22.9%

The column indicates the codes of the captions of compulsory financial statement forms which are grouped in the captions of this reclassified balance sheet (CONSOB Communication No. DEM/6064293 of 28 July 2006).

Consolidated financial statements

Consolidated balance sheet

(in thousands of euro)

	Assets	31 Dec. 2007	31 Dec. 2006
10.	Cash and cash on hand	271,503	230,321
20.	Financial assets held for trading	200,343	546,171
30.	Financial assets designated at fair value through profit and loss	1,703,230	1,531,303
40.	Financial assets available for sale	3,356,819	3,302,955
60.	Amounts owing by banks	1,251,995	1,672,178
70.	Customer loans	20,385,481	14,627,955
80.	Hedging derivatives	10,545	6,829
100.	Equity investments	382,247	476,083
110.	Technical reserves due from reinsurers	171	195
120.	Property and equipment	649,111	445,750
130.	Intangible assets	340,309	334,228
	of which: - goodwill	321,898	318,053
140.	Tax assets	186,024	188,037
	a) current	*86,982*	*98,809*
	b) deferred	*99,042*	*89,228*
160.	Other assets	422,619	365,075
	Total assets	**29,160,397**	**23,727,080**

	Liabilities	31 Dec. 2007	31 Dec. 2006
10.	Due to banks	4,281,110	816,012
20.	Due to customer	11,980,148	11,389,487
30.	Outstanding securities	6,536,031	5,569,033
40.	Financial liabilities held for trading	55,671	50,657
50.	Financial liabilities designated at fair value through profit and loss	889,220	1,098,789

60.	Hedging derivatives	35,839	28,974
80.	Tax liabilities	69,747	73,615
	a) current	*24,147*	*49,287*
	b) deferred	*45,600*	*24,328*
100.	Other liabilities	1,060,838	940,346
110.	Provision for staff termination pay	156,061	180,100
120.	Provision for risks and charges	282,926	267,815
	a) Provisions for pensions and similar obligations	*197,185*	*191,689*
	b) other provision	*85,741*	*76,126*
130.	Technical reserves	1,901,272	1,547,241
140.	Valuation reserves	(28,995)	(12,074)
170.	Reserves	623,510	433,416
180.	Share premiums	102,209	101,310
190.	Share capital	828,753	827,307
210.	Minority interests (+/-)	200,650	143,985
220.	Parent company net income/(loss) (+/-)	185,407	271,067
	Total liabilities and equity	**29,160,397**	**23,727,080**

Please note that current tax assets and liabilities as at 31 December 2006 have been restated determining the balance of direct taxes due at year-end considering the tax advances paid during the year, consistently with the registration of the same captions in the financial statements related to 2007.

Consolidated statement of income
(in thousands of euro)

Items		31 Dec. 2007	31 Dec. 2006
10.	Interest earned and similar income	1.271.221	887.562
20.	Interest expense and similar charges	(560.681)	(317.871)
30.	**Interest margin**	**710.540**	**569.691**
40.	Commissions earned	299.193	285.326
50.	Commissions expense	(66.700)	(63.826)
60.	**Net fee and commission income**	**232.493**	**221.500**
70.	Dividend and similar income	5.716	12.158
80.	Net result from trading	21.983	38.265
90.	Net result from hedging	1.462	3.410
100.	Gains/(losses) from sale or repurchase of:	10.558	115.791
	a) loans	(28)	0
	b) financial assets available for sale	*3.239*	*112.718*
	d) financial liabilities	*7.347*	*3.073*
120.	**Net banking revenues**	**982.752**	**960.815**
130.	Value (adjustments)/write-backs for worsening of:	(94.204)	(51.336)
	a) loans	*(89.509)*	*(47.978)*
	b) financial assets available for sale	*(533)*	*(1.386)*
	d) other financial transactions	*(4.162)*	*(1.972)*
140.	**Net result from financial activities**	**888.548**	**909.479**
110.+ 150.+ 160.	Net result from insurance activities (**)	2.852	24.069
170.	**Net result from financial and insurance activities**	**891.400**	**933.548**
180.	Administrative expenses:	(607.056)	(601.259)
	a) personnel expenses	*(384.634)*	*(400.054)*
	b) other administrative expenses	*(222.422)*	*(201.205)*
190.	Provisions for risks and charges, net	(22.259)	(32.216)
200.	Value (adjustments)/write-backs to property and equipment	(25.254)	(24.007)
210.	Value (adjustments)/write-backs to intangible assets	(16.699)	(17.322)
220.	Other operating (expenses)/income	101.296	95.093
230.	**Operating costs**	**(569.972)**	**(579.711)**
240.	Gains/(losses) from equity investments	54.528	56.812
250.	Net result of measurement of property and equipment and intangible assets at fair value	1.451	1.195
270.	Gains/(losses) from sale of investment	2.288	1.904
280.	**Gains/(losses) from current operations, including taxes**	**379.695**	**413.748**
290.	Income taxes for the year on current operations	(157.659)	(111.184)
300.	**Gains/(losses) from current operations, net of taxes**	**222.036**	**302.564**
320.	**Net income/(loss)**	**222.036**	**302.564**
330.	Minority interests net income/(loss)	(36.629)	(31.497)
340.	**Parent company net income/(loss)**	**185.407**	**271.067**

NOTES:

- Net result from insurance activities groups caption 110 "Profits (Losses) on financial assets and liabilities designated at fair value", caption 150 "Net insurance premiums", and caption 160 "Other net insurance income (expense)" and summarises the result of the insurance business, which is provided separately from the Banking Group's core business banking operations, to permit a clearer representation of the result. For a detailed description of the aforesaid captions see the notes to the consolidated financial statements, Part C, Sections 9 and 10.

- For the purposes of the preparation of the statement of income for 2007 costs and income of FIP (Fondi Integrativi Pensioni - supplementary pension funds) which balanced out and therefore have no impact on the group's net income are registered in caption 220 "Other operating income (expenses)", while in the financial statements as at 31 December 2006 such costs and revenues were recorded in captions 10 "Interest earned and similar income", 80 "Net result from trading", 100 b) "Gains/(losses) from sale or repurchase of financial assets available for sale" and 180 a) "Personnel expenses" for the following respective amounts approximately 4 million euro (income), 5 million euro (income), 2 million euro (costs) and 7 million euro (costs).

B.3 INTERMEDIARIES

The intermediary delegated by the Offeror to coordinate the collection of acceptances of this Offer through the IT system supporting trading on the MTA managed by Borsa Italiana pursuant to art. 40, par. 7 of Issuers Regulation and pursuant to art. 4.1.20 of Market Rules of Borsa Italiana, is Banca IMI S.p.A., with registered office in Milano, Piazzetta Giordano dell'Amore, 3 (the "**Intermediary Delegated to Coordinate the Collection of Acceptances** or **Delegated Intermediary**").
Please note that Banca IMI S.p.A., financial advisor of the Offeror, is part of the Intesa Sanpaolo Group and controlled by the Offeror.

The Delegated Intermediary acts through all authorised intermediaries members of the centralised administration system at Monte Titoli S.p.A. – (the "**Depositary Intermediaries**"), directly or through the intermediaries authorised to conduct trading activity or collect instructions – pursuant to art. 1, par. 5, of TUF – at Borsa Italiana (the "**Trading Intermediaries**").

For the means and terms of acceptance of the Offer, see Section C, Paragraph C.4 hereafter.

The Offer Document and, for consultive purposes, the documents indicated in Paragraph O hereafter are available at the Offeror's registered office and at the Delegated Intermediary.

B.4 ENTITIES ACTING TOGETHER

As described in Section G, Paragraph G.1, Ente Firenze may be considered an "entity acting together" with the Offeror pursuant to art. 101-*bis*, par. 4, lett. (a) and (e), of TUF since the Offeror and Ente Firenze:

(i) they are parties to the Post Share Swap Agreement, relevant pursuant to art. 122 of TUF; as well as

(ii) for the purposes of the completion of the aforementioned transaction, they cooperated for the purpose of enabling Intesa Sanpaolo to obtain exclusive control of the Issuer.

The corporate denomination of Ente Firenze is "Ente Cassa di Risparmio di Firenze".

Ente Firenze is a foundation, a non-profit entity incorporated under civil law, with registered office in Firenze, Via Bufalini n. 6.

Ente Firenze was established - with the denomination "Cassa di Risparmio di Firenze" as a private company - on 30 March 1829 and has an unlimited duration (save for liquidation). On 10 April 1992, with the incorporation of the Issuer as a joint stock corporation following the demerger of the pre-existing "Cassa di Risparmio di Firenze", Ente Firenze became a banking foundation pursuant to Law No. 461 of 23 December 1998 and Legislative Decree No. 153 of 17 May 1999, subject to the control and supervision of the Ministry of Economy and Finance which verifies

compliance with the law and the Articles of Association, the correct and prudent management, profitability of investments and the safeguard of interests provided for by the Articles of Association.

Based on the last approved financial statements as at 31 December 2006, Ente Firenze's endowment fund amounted to 1,237,028,604 euro.

C. CATEGORIES AND QUANTITY OF SECURITES SUBJECT TO THE OFFER AND MEANS OF ACCEPTANCE

C.1 CATEGORY AND QUANTITY OF SECURITIES SUBJECT TO THE OFFER

The Offer refers to 255,569,436 Shares, enjoyment as of 1 January 2007, representing, at the date hereof 30.835% of the Issuer's share capital, which represent all the issued ordinary shares of the Issuer at the date hereof, excluding 573,266,581 Shares of the Issuer, representing at the same date 69.165% of the Issuer's share capital owned at the same date by the Offeror and by Ente Firenze.

The number of Shares could decrease should the Offeror, after the date of publication of the Offer Document and, in any case, until the expiry of the Acceptance Period, purchase ordinary shares of the Issuer outside the Offer and in compliance with the Post Share Swap Agreement (for further details, see Section H, Paragraph H.1.1), without prejudice to the provisions of art. 41, par. 2, and art. 42, par. 2, of Issuers Regulation.

C.2 PERCENTAGE REPRESENTED BY THE SHARES WITH RESPECT TO THE ENTIRE SHARE CAPITAL OF THE ISSUER AND WITH RESPECT TO THE CAPITAL MADE UP OF SHARES OF THE SAME CATEGORY

The Offer is a mandatory complete-acquisition public tender offer pursuant to articles 106, par.1, and 109, par. 1 and 2, of TUF and therefore its object are all the issued ordinary shares of the Issuer at the date of publication of this Offer Document excluding those directly or indirectly owned, at the same date by the Offeror and by Ente Firenze.

The Shares subject to the Offer represent at the date hereof 30.835% of the Issuer's share capital.

C.3 AUTHORISATIONS REQUIRED FOR THE TRANSACTION AND DETAILS THEREOF

For the execution of the Share Swap, the Offeror and the Shareholders of the Cassa, each within their respective competence, requested and obtained before the date of publication of this Offer Document all the authorisations necessary for the execution of the Share Swap and for the acquisition of the control of the Issuer by the Offeror. For this purpose, for the sake of completeness, the terms of the authorisations obtained before the publication of this Offer Document are summarised below:

(i) with provision No. 81834 of 5 September 2007, the Ministry of Economy and Finance granted Ente Firenze, pursuant to art. 7, par. 3, of Legislative Decree 153/99, the necessary authorisation for the execution of the Share Swap;

(ii) with provision No. 26395 of 19 September 2007, the Ministry of Economy and Finance granted Fondazione Spezia, pursuant to art. 7, par. 3, of Legislative Decree 153/99, the necessary authorisation for the execution of the Share Swap;

(iii) with provision No. 86401 of 19 September 2007, the Ministry of Economy and Finance granted Fondazione Pistoia, pursuant to art. 7, par. 3, of Legislative Decree 153/99, the necessary authorisation for the execution of the Share Swap;

(iv) with provision No. 1001114 of 15 October 2007, the Bank of Italy granted Intesa Sanpaolo the authorisation for the acquisition of the control of the Issuer, pursuant to articles 19, 53, par. 1, lett. c), and 67, par. 1, lett. c), of TUB;

(v) with provision No. 2565 of 30 November 2007, the Italian Insurance Supervisory Authority - *Istituto per la Vigilanza sulle Assicurazioni Private e di Interesse Collettivo* - ("**ISVAP**") granted Intesa Sanpaolo the authorisation to acquire, through the Cassa, control of Centrovita Assicurazioni S.p.A., corresponding to a 51% stake in its share capital;

(vi) with provision of 17 January 2008, the Italian Competition Authority resolved to grant its authorisation – after having received, on 11 January 2008, ISVAP's opinion on the impact of the transaction on the markets within its competence - for the execution of Intesa Sanpaolo's take-over of the Issuer, conditional upon the commitments made by Intesa Sanpaolo to undertake certain actions aimed at maintaining competition in certain markets; in particular, Intesa Sanpaolo made the commitment to sell to one or more independent third parties a total of 29 banking branches in the provinces of La Spezia, Terni and Pistoia and to divest its entire equity stake in AGOS S.p.A.

Consequently, the effectiveness of the Offer hereof is not subject to any authorisation.

C.4 MEANS AND TERMS OF ACCEPTANCE OF THE OFFER

C.4.1 Acceptance Period

The acceptance period of the Offer, agreed with Borsa Italiana, pursuant to art. 40, par. 2, of Issuers Regulation, will start at 8.00 (Italian time) of 10 March 2008 and will expire at 17.30 (Italian time) of 1 April 2008 (the "**Acceptance Period**"), without prejudice to the extension of the Acceptance Period.

C.4.2 Acceptance procedure

Acceptance of the Offer by the holders of the Shares (or by the representative with the relevant powers) is irrevocable, without prejudice to the provisions of art. 44, par. 8, of Issuers Regulation. Consequently, after the acceptance, it will not be possible to sell or in any other way dispose of the shares, for the entire period in which they remain bound to the outcome of the Offer.

Those who intend to accept the Offer must be holders of dematerialised Shares, as provided for by Legislative Decree 213/1998, regularly registered in a securities account with a Depositary Intermediary and must give that Depositary Intermediary the instruction for the sale within the

Offer, pursuant to article 4.1.20 of Market Rules. Holders of non-dematerialised Shares who intend to accept the Offer must first deliver the relevant certificates to an authorised intermediary member of the centralised administration system at Monte Titoli S.p.A. for the dematerialisation and simultaneous deposit in a securities deposit in the name of the holder of the Shares and opened by the latter with the Depositary Intermediary.

The Depositary Intermediaries must transfer acceptances to the Delegated Intermediary, directly or through the Trading Intermediaries, through the insertion of the relative trading proposals.

Acceptances shall be collected on MTA and, therefore, the signing of a specific acceptance form is not required.

The Shares tendered in the Offer must be free from any liens, encumbrance, charge or any other rights, of any kind and nature, and must be freely transferable to the Offeror.

Only Shares that, at the date of the acceptance, are regularly registered and available on a securities account with an intermediary member of the centralised administration system at Monte Titoli S.p.A, may be tendered in the Offer.

In particular, the Shares purchased on the market may be tendered in the Offer only after the settlement of the relevant transaction by the clearing system.

The acceptances of the Offer by minors or persons encharged to guardians or trustees, pursuant to applicable regulations, signed by the person who exercises parental authority, legal protection or curatorship, if not complete with the authorisation issued by the competent judge, will be accepted subject to the authorisation of the latter and not counted for the purposes of the determination of the percentage of acceptances of the Offer and their payment.

C.5 COMMUNICATIONS ON THE PROGRESS AND RESULTS OF THE OFFER

C.5.1 Communications on the acceptances

During the Offer, the Intermediary Delegated for the Coordination of the Collection of Acceptances shall communicate the number of acceptances of the Offer received and total Shares deposited to Borsa Italiana daily, pursuant to art. 41, par. 2, lett. c), of Issuers Regulation.

Borsa Italiana will proceed to the publication of a notice containing that information within the subsequent day.

C.5.2 Information to the public about the results of the Offer

The final results of the Offer, with the necessary indications as concerns the conclusion of the Offer, will be published by the Offeror, pursuant to art. 41, par. 5, of Issuers Regulation, through the publication of a notice on the daily newspapers indicated in Section M hereafter within the day before the Date of Payment (as defined in Section F, Paragraph F.1, hereafter), without prejudice to the extension of the term permitted by regulations in force.

Furthermore, please note that, in the publication of the final results of the Offer, pursuant to art. 41, par. 5, of Issuers Regulation, the Offeror will communicate if the conditions set out by law are met for the Obligation to Acquire and/or for the exercise of the Squeeze-out Right.

C.6 OFFER MARKETS

The Offer is made exclusively on the Italian market, the only market in which the Shares of the Issuer are listed, and is made, on the same terms, to all holders of Shares.

Acceptance of the Offer by persons resident in Countries other than Italy may be subject to specific legal or regulatory obligations or restrictions.

The parties to which the Offer is made are responsible for compliance to such norms and, therefore, before accepting, must verify their existence and applicability by contacting his/her advisors.

The Offer described herein is not being, and will not be, made, directly or indirectly, in or into the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations. Intesa Sanpaolo will not be permitted to accept, directly or indirectly, any tenders made, in connection with the Offer, in or from any of the foregoing jurisdictions.

The Offer is not being, and will not be, made, directly or indirectly, through the facility of any securities exchange, or by use of the mails of, or by any means or instrumentality of interstate or foreign commerce (including, without limitation, by post, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism) of, the United States of America, Canada, Japan, Australia, or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

Neither the Offer Document, nor any other document relating to the Offer, is being or may be mailed, or otherwise forwarded, distributed or sent in, into or from the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, including to holders of ordinary shares of Banca Cassa di Risparmio di Firenze with registered addresses in the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations or to persons whom the Offeror or its agent knows to be trustees, nominees or custodians holding ordinary shares of Banca Cassa di Risparmio di Firenze for such persons. Persons receiving such documents (including, but not limited to, custodians, nominees and trustees) must not distribute, send or transmit any of them in, into or from the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, through the facility of a national securities exchange of the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations, or by use of the mails of, or by any other means or instrumentality of interstate or international communication or commerce of, the United States of America, Canada, Japan, Australia or any other jurisdiction outside Italy in which the Offer would require the authorization of the relevant regulatory authorities or would

violate applicable laws or regulations (including, but not limited to, facsimile transmission, telex, e-mail, telephone, the Internet or any other electronic mechanism or medium).

Any purported acceptance of the Offer pursuant to such documents in violation of the foregoing restrictions may be rendered invalid.

D. NUMBER OF SECURITIES OF THE ISSUER HELD BY THE OFFEROR, ALSO THROUGH FIDUCIARY COMPANIES OR INDIRECTLY AND SECURITIES HELD BY THE OFFEROR'S SUBSIDIARIES

D.1 INDICATION OF THE NUMBER AND CATEGORIES OF SECURITIES OF THE ISSUER HELD BY THE OFFEROR

At the Offer Document date, the Offeror and Ente Firenze hold a total of 573,266,581 ordinary shares of the Issuer, representing at the date hereof 69.165% of the Issuer's share capital.

All the aforesaid shares of the Issuer have been vested by the Offeror and Ente Firenze in the Post Share Swap Agreement, as described in detail in Section H, Paragraph H.1.

With the exception of the shares indicated above and of the shares of the Issuer held to perform normal stockbroking and service activities with customers, the Offeror and Ente Firenze do not hold any other shares of the Issuer or financial instruments aimed at purchasing shares of the Issuer, either directly or through fiduciary companies and/or subsidiaries or indirectly and, without prejudice to Paragraph D.2 below, have not entered, directly or indirectly, into any agreements which grant the Offeror and Ente Firenze (i) the option to repurchase the shares at a certain price (*riporto*), or (ii) the economical and voting rights pertaining to the shares, except for the ownership of the shares (*usufrutto*) or (iii) any pledge over the shares (*pegno*), or undertaken any other commitments relating to the aforesaid shares.

D.2 REPURCHASE AGREEMENTS, USUFRUCT OR PLEDGE OR OTHER COMMITMENTS HAVING AS OBJECT SECURITIES OF THE ISSUER

Please note that, as at 29 February 2008, pursuant to the range of services provided by the Offeror to its customers, a total of 66,112 Shares of the Issuer have been pledged in favour of the Offeror, directly and/or indirectly. Please note that, pursuant to the deeds of pledge, the pledgee is entitled to exercise the voting rights pertaining to such Shares.

Without prejudice to all provided for above and with the exception of all described herein the Offeror and Ente Firenze have not executed, directly or indirectly, repurchase, usufruct, or pledge agreements or made any other commitments relating to the shares of the Issuer.

E. UNIT CONSIDERATION FOR THE SECURITIES AND ITS MOTIVATION

E.1 INDICATION OF THE UNIT CONSIDERATION AND CRITERIA USED FOR ITS DETERMINATION

The Offeror will pay to each person who will accept the Offer a consideration in cash equal to 6.735 (six/735) euro for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) tendered in the Offer.

The Consideration is intended net of stamp duties, expenses and fees that will be paid by the Offeror, whereas the substitution tax on capital gains, if due, shall be paid by the person who accepts the Offer.

The total maximum disbursement of the Offer, calculated on all the Shares which are subject to the Offer, in case of acceptance by all possible beneficiaries is equal to 1,721.26 million euro (the "**Maximum Disbursement**").

Since this is a mandatory complete-acquisition public tender offer - launched pursuant to articles 106, par. 1 and 109, par. 1 and 2, of TUF - the Consideration for each Share subject to the Offer, pursuant to art. 106, par. 2, of TUF, must be no lower than the highest price paid by the Offeror (and by entities acting together with the latter) for the purchase of the Issuer's ordinary shares in the twelve months preceding the communication pursuant to article 102, par. 1, of TUF.

As regards the identification of the highest price paid for the purchase of the Issuer's ordinary shares in the relevant period, note that the Offeror acquired the *de jure* control of the Issuer through the execution of the Share Swap of a total of 398,904,617 own ordinary shares owned by Intesa Sanpaolo, representing 3.366% of Intesa Sanpaolo's ordinary share capital at the date hereof, against a total of 334,090,969 ordinary shares of the Issuer, representing 40.308% of the Cassa's share capital at the date hereof, held by the Shareholders of the Cassa (for further details, see the Introduction, Paragraph 2).

The Share Swap was performed on the basis of an Exchange Ratio of 1.194 ordinary shares of Intesa Sanpaolo for each ordinary share of the Issuer enjoyment as of 1 January 2007. Such Exchange Ratio was determined on the basis of the simple arithmetic average of the market reference price of the ordinary shares of the Issuer and of the ordinary shares of Intesa Sanpaolo for the 3 (three) months preceding 5 March 2007 included (*i.e.* 6 December 2006 - 5 March 2007), equal to 4.49 (four/49) euro and 5.64 (five/64) euro respectively (Source: *Bloomberg*). The first rumours on this transaction appeared in the specialised press on 6 March 2007. For the purpose of determining the Exchange Ratio, a 50% premium was applied to the simple arithmetic average of the market reference price of the share of the Issuer in the indicated period (from 4.49 euro to 6.73 euro), relating to the transfer of control of the Issuer to Intesa Sanpaolo, and thus determining the Exchange Ratio of 1.194 ordinary shares of Intesa Sanpaolo for each ordinary share of the Issuer enjoyment as of 1 January 2007.

Within the transaction which enabled Intesa Sanpaolo to acquire the control of the Issuer and which determined the obligation to launch the Offer on the Shares, the implied value attributed to the "cum dividend" ordinary share of the Issuer (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) by Intesa Sanpaolo (leading bank at international level) and by the Shareholders of the Cassa (previous controlling shareholders and entities with a high domestic standing), in their negotiation, is equal to 6.73 euro each,

corresponding to the simple arithmetic average of the market price of the shares of the Issuer for the 3 (three) months preceding 5 March 2007, equal to 4.49 euro, increased by a control premium of 50%.

Applying the same criterion adopted by Intesa Sanpaolo and by the Shareholders of the Cassa (and approved by the respective administrative bodies) for the determination of the Exchange Ratio, please note that, in compliance with CONSOB Communication DEM/7069353 of 25 July 2007, the price paid by the Offeror to the Shareholders of the Cassa in the Share Swap, for the purpose of the determination of the Consideration, was identified in 6.735 (six/735) euro "cum dividend" (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007). Please note that the Consideration is expressed complete to three decimal points, while in the communications to the market concerning the Offer reference was made to two decimal points.

The Consideration offered for the "cum dividend" Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) tendered in the Offer corresponding thus to the value attributed to the ordinary shares of the Issuer within the Share Swap, which is the highest price paid by the Offeror and/or by Ente Firenze for the purchase of the same shares in the twelve months preceding 25 July 2007, which is the date of the first communication to the market, pursuant to art. 66 of Issuers Regulation, of the transaction that, with the completion of the Share Swap, determined the obligation to launch the Offer, and its essential terms (the press release is attached to this Offer Document in Section N, Paragraph N.5). Please note that in the period between 25 July 2007 and the date of completion of the Share Swap (i.e. on 29 January 2008), the Offeror and Ente Firenze did not acquire shares of the Issuer at a price higher than the Consideration.

Please note that the Consideration offered for each of the Shares tendered in the Offer incorporates a premium approximately equal to:

- 28% with respect to the weighted average (equal to 5.27 euro) of the official prices struck on the Stock Exchange by the ordinary shares of the Issuer in the twelve months prior to 25 July 2007 (excluded), date in which the Offeror for the first time communicated to the market (*i*) the transaction that, with the execution of the Share Swap, determined the obligation to launch the Offer, and (*ii*) the essential terms of the Offer, and after that date the official Stock Exchange price remained basically in line with the Consideration; and
- 16% with respect to weighted average (equal to 5.79 euro) of the official prices struck on the Stock Exchange by the ordinary shares of the Issuer in the six months prior to 25 July 2007 (excluded).

E.2 COMPARISON OF THE UNIT CONSIDERATION WITH CERTAIN INDICATORS RELATIVE TO THE ISSUER

The following table shows the main consolidated figures of the Issuer referred to the last two financial years, closed as at 31 December 2005 and as at 31 December 2006, also expressed with reference to the value per share.

(IN MILLIONS OF EURO)	2005	2006
Dividends [1]	59	83
Operating margin	264	359
Net income	149	271
Shareholders' equity	1,326	1,621
Number of shares (at period-end)	1,137,044,988	1,378,844,935
Number of shares (at period-end) *pro forma* [2]	682,226,993	827,306,961

FIGURES PER SHARE (EURO)[3]	2005	2006
Dividend per share	0.087	0.100
Operating margin per share	0.39	0.43
Net earnings per share	0.22	0.33
Book value per share	1.94	1.96

(1) As accrued and not on a cash basis.

(2) Number of shares considering the reverse share split carried out on 5 March 2007 via the assignment of 3 new ordinary shares of unit value 1.00 euro every 5 outstanding ordinary shares of unit value 0.60 euro.

(3) Figures per share calculated on the basis of the pro forma number of shares.

The following table shows, as concerns the Issuer and with reference to the last two financial years, the Price/Earnings per Share (P/E) and Price/Book Value per Share ratios implied in the Consideration.

MULTIPLE		2005[1]	2006
Price/Earnings	(P/E)	36.4x	20.6x
Price/Book value per share	(P/BV)	3.76x	3.44x

(1) Pro forma multiples considering the capital increases completed in 2006.

The following table shows, just as an example and for comparative purposes only, the Price/Net Earnings (P/E) and Price/Net Book Value (P/BV) ratios of the Issuer implied in the Consideration and the same indicators for a significant sample of banks comparable with the Issuer. Such multiples are normally used in the banking sector and are deemed to be more significant than other multiples such as the Price/Cash Flow and the Price/Dividend ratios.

	P/E[1]		P/BV[2]	
COMPANIES	2005	2006	2005	2006
Issuer	**36.4x**	**20.6x**	**3.76x**	**3.44x**
Banca Carige	34.8 x	34.3 x	1.85 x	1.74 x
Banca MPS	19.6 x	16.2 x	2.03 x	1.90 x
BP Etruria	27.1 x	18.2 x	1.62 x	1.52 x
BP Milano	18.0 x	11.7 x	1.59 x	1.39 x
Banco Desio	10.2 x	15.2 x	2.30 x	2.05 x
Credito Emiliano	11.8 x	12.7 x	2.29 x	2.13 x
Credito Valtellinese	25.3 x	21.6 x	1.15 x	1.12 x
Average	**21.0 x**	**18.6 x**	**1.83 x**	**1.69 x**

(1) Price/Net Earnings: ratio between the price and the pro forma earnings per share considering the capital increases concluded in 2006 and 2007.

(2) Price/Book Value: ratio between the price and the book value per share at period-end including the net income for the period and pro forma considering the capital increases completed in 2006 and 2007.

For the Issuer, the aforementioned parameters are calculated using the ratio between the Consideration and the statement of income and balance sheet figures in the financial statements as at 31 December 2005 and as at 31 December 2006.

For the companies in the sample, the multiples have been determined calculating the ratio between statement of income and balance sheet figures of the financial statements as at 31 December 2005 and as at 31 December 2006 and the market price of the share on 24 July 2007 (Source: *Bloomberg*), that is the Trading Day prior to the date of the first communication to the market, pursuant to art. 66 of Issuers Regulation, of the transaction that, with the completion of the Share Swap, determined the obligation to launch the Offer, and its essential terms.

E.3 MONTHLY WEIGHTED ARITHMETIC AVERAGE OF THE MARKET PRICES STRUCK BY THE SECURITIES SUBJECT TO THE OFFER IN THE TWELVE MONTHS PRECEDING THE BEGINNING OF THE TRANSACTION

The following table shows, for each of the twelve months preceding 25 July 2007 (that is the date of publication of the first press release regarding the transaction whose completion led to the obligation to launch the Offer on the Shares and in which the Offeror disclosed to the market all the essential elements of the Offer; *i.e.*: 25 July 2006 – 24 July 2007) the average price of the Shares of the Issuer weighted by the volumes traded.

YEAR	MONTH	AVERAGE MARKET PRICES
2006	July	3.68
	August	4.02
	September	4.14
	October	4.27
	November	4.22
	December	4.23
2007	January	4.63
	February	4.56
	March	5.09
	April	5.70
	May	6.43
	June	6.30
	July	6.50
Weighted average in the 3 months preceding 25 July 2007		**6.39**
Weighted average in the 6 months preceding 25 July 2007		**5.79**
Weighted average in the 12 months preceding 25 July 2007		**5.27**

Source: *Bloomberg.*

E.4 INDICATION OF THE VALUE ATTRIBUTED TO THE SECURITIES OF THE ISSUER IN FINANCIAL TRANSACTIONS EXECUTED IN THE LAST FINANCIAL YEAR AND IN THE CURRENT FINANCIAL YEAR

Without prejudice to all described herein, in the Offeror's knowledge, in the financial year closed as at 31 December 2007 and in the current financial year, the Issuer did not execute any financial transactions that led to a valuation of the Shares.

For the sake of completeness, however, please note that the following transactions had been executed in the financial year closed as at 31 December 2006.

On 27 April 2006, the Issuer's Extraordinary Shareholders' Meeting resolved upon a free share capital increase for a total of nominal 125,101,477.47 euro, through the registration in share capital of available reserves and to be carried out as follows:

(*i*) increase in the nominal value of each share from 0.57 euro to 0.60 euro; and

(*ii*) assignment of 151,638,154 ordinary shares of the Cassa through free allocation to each shareholder of 2 new shares for every 15 shares already held, in proportion to the existing number of ordinary shares already held.

The aforementioned free share capital increase was completed on 22 May 2006.

On 27 April 2006, the Issuer's Extraordinary Shareholders' Meeting resolved upon a paid-in share capital increase, through the issue of maximum 85,928,286 shares of the Issuer at a price of 1.75

euro according to the terms of composition of share capital thereof, equal to 51,556,971 shares, at a price of 2.917 euro according to the current composition of share capital. At the closing of the rights offering for newly-issued ordinary shares reserved to all its shareholders and, following the rights offering on the stock market for unopted shares, the newly-issued shares had been entirely subscribed.

Without prejudice to the foregoing, in the Offeror's knowledge, no other transactions executed by the Issuer which led to a valuation of the Shares occurred in the financial years closed as at 31 December 2006 and as at 31 December 2007.

E.5 INDICATION OF THE VALUES AT WHICH THE OFFEROR PURCHASED AND SOLD SECURITIES SUBJECT TO THE OFFER IN THE LAST TWO YEARS

Please note that the Offeror acquired the *de jure* control of the Issuer through the execution of the Share Swap of a total of 398,904,617 own ordinary shares owned by Intesa Sanpaolo, representing 3.366% of Intesa Sanpaolo's ordinary share capital at the date hereof, against a total of 334,090,969 ordinary shares of the Issuer, representing 40.308% of the Cassa's share capital at the date hereof, held by the Shareholders of the Cassa, among which Ente Firenze (for further details, see the Introduction, Paragraph 2).

The Share Swap was performed on 29 January 2008 on the basis of an Exchange Ratio of 1.194 ordinary shares of Intesa Sanpaolo for each ordinary share of the Issuer enjoyment as of 1 January 2007. For further details on the means of determination of the Exchange Ratio and on the value attributed to the shares of the Issuer within the Share Swap, see Section E, Paragraph E.1.

The following table shows, for each month in the last two years, the prices at which the Offeror, purchased or sold securities subject to the Offer, including transactions executed through fiduciary companies or indirectly and by its subsidiaries.

PERIOD	PURCHASE/SALE	N. OPERATIONS	QUANTITY	AVERAGE PRICE	BALANCE SHARES
Jan-06	purchase	1	20,000	2.9090	20,000
Jan -06	sale	-	-	-	-
Feb-06	purchase	-	-	-	-
Feb-06	sale	2	20,000	2.9994	-
Mar-06	purchase	-	-	-	-
Mar-06	sale	-	-	-	-
Apr-06	purchase	-	-	-	-
Apr-06	sale	-	-	-	-
May-06	purchase	-	-	-	-
May-06	sale	-	-	-	-
Jun-06	purchase	-	-	-	-
Jun-06	sale	-	-	-	-
Jul-06	purchase	-	-	-	-
Jul-06	sale	-	-	-	-
Aug-06	purchase	7	107,841	2.1877	-
Aug-06	sale	10	104,841	2.2822	3,000
Sep-06	purchase	1	500	2.5725	-
Sep-06	sale	2	1,500	2.5658	2,000
Oct-06	purchase	-	-	-	-

Oct-06	sale	1	2,000	2.5675	-
Nov-06	purchase	-	-	-	-
Nov-06	sale	-	-	-	-
Dec-06	purchase	-	-	-	-
Dec-06	sale	-	-	-	-
Jan-07	purchase	-	-	-	-
Jan-07	sale	-	-	-	-
Feb-07	purchase	-	-	-	-
Feb-07	sale	-	-	-	-
Mar-07	purchase	2	112	4.6548	-
Mar-07	sale	1	112	4.5925	-
Jun-07	purchase	3	2,000	6.6220	-
Jun-07	sale	4	2,000	6.622	-
Jan-08	purchase	2	7,501	6.6300	-
Jan-08	sale	2	7,501	6.6000	-
Feb-08 (*)	purchase	1	2,000	6.6450	-
Feb-08 (*)	sale	1	2,000	6.6500	-

(*) Until 08 February 2008 included.

Please note that the figures relative to the transactions prior to March 2007 refer to past amounts. With effect as of 5 March 2007, the Issuer performed a reverse share split, in which the shareholders of the Issuer were assigned 3 newly-issued ordinary shares of nominal value of 1.00 euro for every 5 ordinary shares of nominal value 0.60 euro held.

Ente Firenze did not make purchase or sell shares of the Issuer in the last two years. For the sake of completeness, however, please note that Ente Firenze took part in the paid-in rights issue resolved upon by the Issuer's Extraordinary Shareholders' Meeting held on 27 April 2006, and completed on 29 June 2006. On that occasion, Ente Firenze took part *pro-quota*, by subscribing 36,193,121 newly-issued shares of the Cassa of nominal value of 0.60 euro, at a price of 1.75 euro per share. Such values, restated to consider the reverse share split executed on 5 March 2007 (with which the shares of nominal value of 0.60 euro were substituted with shares of nominal value of 1.00 euro), correspond to 21,715,872 shares at a unit subscription price of 2.917 euro.

F. DATE, MEANS OF PAYMENT OF THE CONSIDERATION AND GUARANTEES OF EXACT PAYMENT

F.1 DATE OF PAYMENT OF THE CONSIDERATION

The Consideration will be paid to each person who accepts the Offer, for the simultaneous transfer of the titles of the "cum dividend" Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007), on the third Trading Day following the expiry of the Acceptance Period and, therefore, without prejudice to any extensions or modification of the Offer which might emerge in compliance with laws or regulations in force, on 4 April 2008 (the "**Date of Payment**").

Without prejudice to the provisions of Section A, Paragraph A.7, for the entire period in which the Shares tendered will remain bound to the outcome of the Offer – therefore, from the Acceptance Date until the Date of Payment – the shareholders of the Issuer who accept the Offer may exercise all economic and administrative rights relating to the Shares tendered, but may not sell all or part and in any case dispose of the Shares tendered in the Offer.

Interest shall not be paid on the Consideration from the Acceptance Date to the Date of Payment.

At the Date of Payment, the Shares tendered in the Offer will be transferred to the Offeror on a securities deposit in the latter's name.

F.2 MEANS OF PAYMENT OF THE CONSIDERATION

The Consideration shall be paid in cash. The Consideration for each Share tendered in the Offer will be paid by the Offeror, through the Intermediary Delegated to Coordinate the Collection of Acceptances, the Trading Intermediaries and from those transferred to the Depositary Intermediaries for the payment on the accounts of the persons accepting the Offer (or their proxies), in compliance with the instructions provided.

The Offeror's obligation to pay the Consideration pursuant to the Offer will be met in the moment in which the sums will be transferred to the Trading Intermediaries. The risk that Trading Intermediaries or Depositary Intermediaries do not transfer such sums, or delay their payment, is entirely borne by the persons who accept the Offer.

F.3 GUARANTEES OF EXACT PAYMENT

As described in detail Section E, Paragraph E.1, the Offer foresees a Maximum Disbursement equal to 1,721.26 million euro in relation to the payment of the Consideration for Shares tendered, calculated on all the cum dividend Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) which are subject to the Offer, in case of acceptance by all possible beneficiaries.

In relation to this disbursement, the Offeror deposited with Banca Fideuram S.p.A., bonds issued by the Republic of Italy, in euro, owned by the Offeror itself, as a guarantee for the payment of the Consideration, with a total market value equal to the Maximum Disbursement increased by approximately 5%. The Offeror authorised the Delegated Intermediary to sell the aforesaid bonds,

and use the proceeds of the sale for the purposes of the Offer, should the Offeror not otherwise provide the necessary liquidity.

G. RATIONALE FOR THE OFFER AND FUTURE PROSPECTS OF THE OFFEROR

G.1 LEGAL CONDITIONS OF THE OFFER

The Offer is a mandatory complete-acquisition public tender offer launched pursuant to articles 102, 106, par. 1 and 109, par. 1 and 2 of TUF.

The obligation to launch the Offer arose for Intesa Sanpaolo, jointly with Ente Firenze, pursuant to articles 106, par. 1, and 109, par. 1 and 2, of TUF – being the entities which acted together, pursuant to art. 101-*bis*, par. 4, letters (a) and (e) of TUF – in the transaction whose completion led Intesa Sanpaolo to acquire the control of the Issuer. For a detailed description of such complex transaction, see the Introduction, Paragraph 1.
Intesa Sanpaolo and Ente Firenze may be considered as "persons acting together" pursuant to art. 101-*bis*, par. 4, lett. (a) and (e), of TUF since:
(*i*) they are parties to the Post Share Swap Agreement, relevant pursuant to art. 122 of TUF; as well as
(*ii*) for the purposes of the completion of the aforementioned transaction, they cooperated for the purpose of enabling Intesa Sanpaolo to obtain exclusive control of the Issuer.

In any case, the obligation to launch the Offer – as set forth in the Share Swap Agreement and in the Post Share Swap Agreement – is met exclusively by Intesa Sanpaolo, which shall entirely bear all costs, including the payment of the relative consideration, keeping Ente Firenze harmless from any related costs and charges.

G.2 RATIONALE FOR THE TRANSACTION AND MEANS OF FINANCING

G.2.1 Rationale for the transaction

The acquisition of control of the Cassa enables Intesa Sanpaolo to markedly strengthen its competitive positioning in the 5 regions of Central-Northern Italy where the Issuer's branch network is concentrated - in Tuscany, above all.

This transaction effectively complements Intesa Sanpaolo's strategy aimed at completing its territorial coverage of Italy, which remains the Group's main reference market. The completion of domestic market coverage is part of the strategies illustrated in Intesa Sanpaolo's business plan and represents a decisive step for the maximisation of the contribution of certain of the most important initiatives as concerns "customers and products" set out in the plan.

The Cassa represents a strong and well balanced target, with good asset quality but also with considerable room for improvement.

The transaction, in addition to its long-term strategic value, immediately adds value for Intesa Sanpaolo shareholders notwithstanding the considerable premium recognised to the shareholders of the Cassa which stems from the unique characteristics of the target and the considerable synergies which may be achieved.

G.2.2 Means of financing of the transaction

As illustrated in the Introduction, Paragraph 2, before the Offer, Intesa Sanpaolo acquired control over the Cassa through the completion of the Share Swap, with an overall disbursement of approximately 2,158 million euro, calculated by attributing to the 398,904,617 Own Shares exchanged in the Share Swap their average purchase price. This transaction was entirely financed with own funds.

The Offer foresees a Maximum Disbursement equal to 1,721.26 million euro (for further details, see Section E, Paragraph E.1). Intesa Sanpaolo will meet the obligations deriving from the Offer exclusively through own funds.

G.3 FUTURE PROGRAMMES OF THE OFFEROR AS CONCERNS THE ISSUER AND ITS GROUP

G.3.1 Programmes relating to operations development

The integration with the Issuer and its subsidiary companies within the Intesa Sanpaolo Group must be conducted in compliance with the guidelines defined and agreed upon between Intesa Sanpaolo and Ente Firenze in the Post Share Swap Agreement, which is at the base of the preparation of a business plan of the Issuer (the "**Business Plan**") to be approved by the Board of Directors within the 90th day from the appointment of the new Board of Directors or from the integration of the current Board of Directors of the Issuer.

Such agreements set forth that the Business Plan to be approved by the Issuer be prepared considering its role as sub-holding company for Central Italy and with its mission of managing and coordinating, on behalf of the Parent Company Intesa Sanpaolo, commercial banks controlled by the Cassa and Intesa Casse del Centro S.p.A. ("**ICC**").

The Cassa, within the Territorial Bank ("Banca dei Territori") framework, will have the exclusive territorial control of Tuscany and Umbria and the following areas will be added: the eastern part of Liguria (the La Spezia province), the Viterbo province, the Ascoli province and the area of Fano. It is agreed that should territorial presence in the Marche region become instrumental for other merger processes of the Intesa Sanpaolo Group, this region shall be carved out from the geographic area of competence of the Cassa. Intesa Sanpaolo's holding in ICC and the Group's branches and SME centres operating in the reference territory will be transferred to the Cassa at market value and in ways still to be defined.

Moreover, the Cassa will maintain its current presence in Emilia Romagna as well as in Rome and its province. After the integration of ICC, the Cassa will be ranked in eighth position in Italy with approximately 900 branches (before intervention by the Italian Competition Authority, if any).
The Cassa will manage and coordinate – on behalf of the Parent Company and in accordance with its general policies – the commercial banks operating in the reference territory.

In keeping with the Banca dei Territori model, the Cassa will operate in its geographical area following the Parent Company's guidelines and instructions. The General Manager of the Cassa will report directly to the General Manager of Intesa Sanpaolo in charge of the Banca dei Territori Division; in addition, that reporting line will be integrated by functional reporting of the Cassa structures to those of Intesa Sanpaolo. According to the Intesa Sanpaolo Group's general policies, the Cassa will maintain its own brands as well as commercial and lending autonomy in line with the Group model while the Group's specialised structures will be used for corporate finance,

investment banking, public finance, asset management and private banking. A centre of excellence will be set up in Tuscany to serve the whole Group.

Synergies before tax in full operation (in 2010) are estimated at approximately 185 million euro, 65% from costs and 35% from revenues, equal respectively to approximately 20% of costs and 6% of revenues generated by the Cassa in 2006. Moreover, "one-off" integration charges are estimated at approximately 185 million euro.

G.3.2 Changes in the composition of the Board of Directors

The Post Share Swap Agreement provides for that Intesa Sanpaolo and Ente Firenze act so that the Board of Directors of the Issuer be renovated, as soon as possible, after the date in which the Post Share Swap Agreement comes into effect, as indicated below.

The Board of Directors will be made up of an odd number of members from 13 to 19, of which at least the majority shall be appointed upon designation of Intesa Sanpaolo. The number of directors to be elected upon designation of Ente Firenze (from a maximum of half - rounded down - of the members to be elected) shall decrease with the decrease – of the percentage of the share capital of the Issuer held by Ente Firenze – under relevant thresholds of 2.5% and 1% as well as on the basis of the directors to be elected in compliance with provisions of art. 147-ter, of TUF.
Please note that until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Issuer, the Chairman of the Issuer will be chosen among the top three Directors drawn from the list presented by Ente Firenze.
Until the Syndicated shares held by Ente Firenze represent a percentage under 5% but higher than or equal to 2.5% of the overall share capital of the Issuer, the Deputy-Chairman will be chosen among the top three Directors drawn from the list presented by Ente Firenze.

The Post Share Swap Agreement provides for an undertaking of candidates to the post of Director designated by Intesa Sanpaolo and Ente Firenze, in addition to the professional, integrity and independence requirements provided for by applicable law, regulations and the Articles of Association, who must, at least for the majority of the candidates designated by Ente Firenze, be eminent representatives of the banking, business and financial community, preferably from the local markets. The Post Share Swap Agreement sets out that the General Manager of the Issuer shall not be a member of the Board of Directors.

For further details on the composition of the Board of Directors of the Issuer as provided for by the Post Share Swap Agreement, see the abstract attached to this Offer Document, in Section N, Paragraph N.1.

For the sake of completeness, please note that Intesa Sanpaolo and Ente Firenze undertook, upon the achievement of the Delisting of the Issuer, to cause the Shareholders' Meeting of the Issuer to adopt the Post Delisting Agreement, attached as a draft to the Post Share Swap Agreement. Please note that the Post Delisting Agreement, in relation to the composition of the Board of Directors of the Issuer, provides for protections in favour of Ente Firenze, which are the basically the same as those set out in Post Share Swap Agreement.

G.3.3 Changes to be made to the Articles of Association

As a result of the Post Share Swap Agreement, Intesa Sanpaolo and Ente Firenze agreed, within their respective competence, to cause that, within 45 days from the date on which the Post Share Swap Agreement comes into effect or in the longer technically-required timeframe, the

Shareholders' Meeting of the Issuer adopts new Articles of Association, according to the text attached to the Post Share Swap Agreement (the "**Post Share Swap Articles of Association**").
On this point, please note that the Board of Directors of the Issuer approved on 25 February 2008 the draft of the Post Share Swap Articles of Association that shall be submitted to the Issuer's Extraordinary Shareholders' Meeting to be summoned on a date to be defined, also depending on the outcome of the information procedure provided for by Bank of Italy Circular No. 229 of 21 April 1999 concerning "Supervisory instructions for banks" and relevant amendments.

The Post Share Swap Articles of Association will contain provisions in line with the Post Share Swap Agreement, as permitted by applicable regulations. In particular, it shall also provide for a number of members of the Board of Directors between 13 (thirteen) and 19 (nineteen) and a list voting system for election.

The Post Share Swap Articles of Association shall also provide for a list of matters which will remain within the exclusive competence of the Board of Directors and therefore may not be delegated by the latter and, as concerns the *quorum* for resolutions, it shall contain another list of matters which requires that the Board of Directors (if a list is presented by a shareholder which qualifies as "fondazione bancaria" with a shareholding higher than or equal to 2.5% of the share capital of the Issuer) decide with the favourable vote of at least half of the members of the Board of Directors (rounded down) plus three.

The Post Share Swap Articles of Association will also provide for the appointment of the Board of Statutory Auditors on the basis of lists presented by Shareholders in compliance with applicable regulations.

As concerns net income, the Post Share Swap Articles of Association will set out that Shareholders are assigned at least 50% of distributable net income, after the possible allocation of a portion of net income no higher than 2% to promote culture or the image of the Issuer determined by the Shareholders' Meeting, save that (i) the Shareholders' Meeting define a different allocation as proposed by the Board of Directors or (ii) such allocation contrasts with Supervisory Authority requests motivated by compliance with capital ratios set out by the law and/or regulations.

For further details on the contents of the Post Share Swap Articles of Association, see the abstract of the Post Share Swap Agreement attached to this Offer Document, in Section N, Paragraph N.1.

For the sake of completeness, please note that Intesa Sanpaolo and Ente Firenze undertook, upon the achievement of the Delisting of the Issuer, to cause the Shareholders' Meeting of the Issuer to adopt the Post Delisting Articles of Association, attached as a draft to the Post Share Swap Agreement. Moreover, the Post Delisting Articles of Association will provide for the issue of special categories of shares which will be assigned to Ente Firenze with the objective, among others, of attributing it some statutory safeguards in accordance with the rights conferred to Ente Firenze with shareholders' agreements.

G.4 DECLARATION OF THE OFFEROR ON THE OBLIGATION TO ACQUIRE PROVIDED FOR BY ART. 108, OF TUF AND ON THE INTENTION TO EXERCISE THE SQUEEZE-OUT RIGHT PROVIDED FOR BY ART. 111 OF TUF

G.4.1 Declaration of the Offeror on the obligation to acquire provided for by art. 108, par. 2, of TUF

As illustrated in the Introduction, the delisting of the Issuer's shares is one of the primary objectives of the Offeror and of Ente Firenze.

Should the Offeror and Ente Firenze – jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period, come to own a shareholding exceeding 90.5% (the threshold resolved upon by CONSOB with resolution No. 16368 of 4 March 2008 pursuant to art. 112 of TUF) but lower than 95%, of the share capital of the Issuer, the Offeror declares from now, also on behalf of Ente Firenze, that it shall not restore the free float sufficient to ensure regular trading.

The subsequent obligation, arising jointly on Intesa Sanpaolo and on Ente Firenze, to buy the Shares not tendered in the Offer from any person who so requests, pursuant to articles 108, par. 2, and 109, par. 1 and 2, of TUF, will be met exclusively by the Offeror.

Pursuant to art. 108, par. 3, of TUF, the obligation to acquire provided for by art. 108, par. 2, of TUF will be met by the Offeror by paying a consideration in cash of 6.735 (six/735) euro for each of the "cum dividend" Shares (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) so acquired, equal to the Consideration of the Offer.

The Offeror will comply with the obligation to acquire provided for by art. 108, par. 2, of TUF through the reopening of the terms of the Offer, pursuant to art. 108, par. 6, of TUF, again within the limits specified in Section C, Paragraph C.6 above.

As concerns compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, the Offeror will indicate in a specific paragraph of the notice containing the results of the Offer – which will be published pursuant to art. 41, par. 5, of Issuers Regulation, as specified in detail in Section C, Paragraph C.5.2 – if as a result of the Offer the conditions set out by law provided for by art. 108, par. 2, of TUF are met. Should they be met, the notice will also provide information on: (*i*) the quantity of residual Shares (in absolute and relative terms); (*ii*) the date and the means of publication of the further notice providing information on the means and terms with which the Offeror will comply with the obligation to acquire *ex* art. 108, par. 2, of TUF.

Lastly, please note that, should the conditions be met for the obligation to acquire provided for by art. 108, par. 2, of TUF, Borsa Italiana – pursuant to art. 2.5.1, par. 8, of the regulation of the markets organised and managed by Borsa Italiana, if applicable – shall provide for the delisting of the Shares from the MTA, the Italian Electronic Share Market, as of the first Trading Day following the conclusion of the procedure aimed at complying with the obligation to acquire provided for by art. 108, par. 2, of TUF.

Therefore, should the conditions be met for the arising of obligation to acquire provided for by art. 108, par. 2, of TUF, the holders of the Shares, who decide not to accept the Offer and who do not make a request to the Offeror to purchase such Shares on the basis of the obligation to acquire provided for by art. 108, par. 2, of TUF, shall be holders of financial instruments not traded in any

regulated market, and shall face consequent difficulties in liquidating their investment in the future (see Section A, Paragraphs A.4 and A.6).

G.4.2 Declaration of the Offeror on the obligation to acquire provided for by art. 108, par. 1, of TUF and on the intention to exercise the Squeeze-out Right provided for by art. 111, of TUF

Should the Offeror and Ente Firenze - jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period and/or in compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, come to own a shareholding at least equal to 95% of the share capital of the Issuer, the Offeror declares from now its intention to exercise the right to acquire the remaining outstanding Shares (with the exclusion of the shares of the Issuer held by Ente Firenze) pursuant to and as provided for by art. 111 of TUF (the "**Squeeze-out Right**").

The Offeror will inform that the conditions for the exercise of the Squeeze-out Right have been met in the communication of the results of the Offer described in Section C, Paragraph C.5.2, above.

Should the conditions set out by law be met, the Offeror will exercise the Squeeze-out Right in the shortest time to comply with the necessary requirements and indicatively within 15 Trading Days from the Date of Payment or from the payment of the consideration in the procedure aimed at complying with the obligation to acquire *ex* art. 108, par. 2, of TUF.

The Squeeze-out Right will be exercised at a consideration in cash (determined pursuant to articles 111, par. 2 and 108, par. 3 of TUF) of 6.735 (six/735) euro for each "cum dividend" Share (that is, inclusive of the coupon to receive any dividend distributed by the Issuer related to financial year 2007) to which it applies, equal to the Consideration of the Offer.

In case of exercise of the Squeeze-out Right, the transfer of the Shares, pursuant to art. 111, par. 3, of TUF, shall become effective at the moment in which the Offeror will communicate to the Issuer that the consideration for the purchase of the Shares has been deposited with a bank appointed for such purpose. The Issuer shall simultaneously make the consequent enrolment in the shareholders' register. Furthermore, please note that, pursuant to art. 2949 of the Italian Civil Code, after the expiry of the five-year term from the date of the deposit of the consideration, the Offeror shall have the right to obtain the return of the sums deposited as consideration and not collected by those entitled to such sums, without prejudice to the provisions of articles 2941 and subsequent of the Italian Civil Code.

Please note that, should the Offeror and Ente Firenze – jointly considered pursuant to art. 109, par. 1 and 2, of TUF – due to the acceptances of the Offer and any purchases made outside the Offer during the Acceptance Period, and/or in compliance with the obligation to acquire provided for by art. 108, par. 2, of TUF, come to own a shareholding at least equal to 95% of the share capital of the Issuer, the Offeror and Ente Firenze, pursuant to articles 108, par. 1, and 109, par. 1 and 2, of TUF, would be jointly obliged to buy the Shares not tendered in the Offer from any person who so requests. The obligation to acquire provided for by art. 108, par. 1, of TUF arises on the same basis as the Squeeze-out Right and the consideration to be paid to shareholders in relation to such obligation to acquire is the same as in the case of exercise of the Squeeze-out Right. Therefore, considering that should the conditions be met, the Offeror will exercise the Squeeze-out Right in the shortest time to comply with the necessary requirements and indicatively within 15 Trading Days from the Date of Payment (or from the date of payment of the consideration in the procedure aimed at complying with the obligation to acquire *ex* art. 108, par. 2, of TUF), the obligation to

acquire provided for by art. 108, par. 1, of TUF, shall be met by the Offeror through the same procedure with which the latter will exercise the Squeeze-out Right.

Please note that, should the conditions be met for the exercise of the Squeeze-out Right, Borsa Italiana shall provide for the delisting of the Shares from the MTA, the Italian Electronic Share Market, as of the second Trading Day following the communication of the deposit of the consideration for the purchase *ex* art. 111, of TUF, which will be published with a notice.

H. AGREEMENTS BETWEEN THE OFFEROR AND THE ISSUER OR SHAREHOLDERS OR DIRECTORS OF THE ISSUER

At the date hereof, the following shareholders' agreements relevant for the purposes of art. 122 of TUF referring to the Issuer are in force:

(i) the Post Share Swap Agreement (for further details on the contents of the Post Share Swap Agreement, see Section H, Paragraph H.1 and the abstract attached to this Offer Document in Section N, Paragraph N.1);

(ii) the Shareholders' Agreement with the Fondazioni (for further details on the contents of the Shareholders' Agreement with the Fondazioni, see Section H, Paragraph H.3);

(iii) another shareholders' agreement executed between the Issuer and Fondazione Spezia on 16 July 2003 (for further details on the contents of this agreement, see Section H, Paragraph H.3).

Intesa Sanpaolo holds control *de jure* of the Issuer and is capable of exercising a dominant influence over the Cassa, notwithstanding it has granted Ente Firenze certain rights, as a result of the Post Share Swap Agreement, which are typical of a qualified minority shareholder.

Please note that the Share Swap Agreement (as amply described in the Introduction, Paragraph 2) also provided for a shareholders' agreement, relevant for the purposes of art. 122 of TUF, between the Shareholders of the Cassa and Intesa Sanpaolo. This shareholders' agreement expired having no longer effect, as already originally provided for by the same Share Swap Agreement, at the date of completion of the Share Swap (that is, on 29 January 2008). Moreover, starting from the same date of completion of the Share Swap, Ente Firenze, Fondazione Pistoia and Fondazione Spezia also agreed to resolve the shareholders' consultation agreement they had executed on 12 April 2006 again referred to the respective equity stakes in the Issuer.

H.1 AGREEMENTS BETWEEN THE OFFEROR AND THE SHAREHOLDERS AND DIRECTORS OF THE ISSUER RELEVANT FOR THE PURPOSES OF THE OFFER

With the exception of the Post Share Swap Agreement (as described in detail in Paragraph H.1.1 hereafter), the Offeror and/or Ente Firenze are not parties to any agreement, relevant for the purposes of the Offer, with shareholders or directors of the Issuer.

H.1.1 The Post Share Swap Agreement

As described above in the Introduction, simultaneously at the completion of the Share Swap, the Post Share Swap Agreement, relevant for the purposes of art. 122 of TUF, also executed on 26 July 2007 by Intesa Sanpaolo and Ente Firenze came into effect. This agreement was duly communicated to CONSOB and the market as set forth by applicable provisions of TUF and Issuers Regulation, as well as deposited at the Firenze Company Register. The abstract of the Post Share Swap Agreement was published in the daily newspapers "Il Sole 24 Ore", "Milano Finanza" and "Finanza & Mercati" on 4 August 2007, and subsequent updated versions were published in the daily newspaper "Il Sole 24 Ore" on 8 February 2008 and on 2 March 2008; the updated abstract is attached to this Offer Document in Section N, Paragraph N.1.

The Post Share Swap Agreement refers to the Intesa Sanpaolo Stake and the Residual Firenze Stake, and therefore for a total of 573,266,581 ordinary shares of the Issuer (the "**Syndicated Shares**") which represent at the date hereof 69.165% of the Issuer's share capital.

Please note that Intesa Sanpaolo holds control *de jure* of the Issuer and is capable of exercising a dominant influence over the Cassa, notwithstanding it has granted Ente Firenze certain rights, as a result of the Post Share Swap Agreement, which are typical of a qualified minority shareholder.

The Post Share Swap Agreement has a three-year duration (with tacit renewal, save for cancellation by one of the parties). Irrespective its contractual duration, the Post Share Swap Agreement will expire at the date of subscription of the Post Delisting Agreement, following the delisting of the shares of the Issuer, which represents the common objective and common interest of Intesa Sanpaolo and Ente Firenze (for further details on the Delisting, see the Introduction, Paragraph 5 and the subsequent point (I)).

In addition to provisions on the Business Plan and the integration of the Issuer and its subsidiaries in the Intesa Sanpaolo Group (for further details, see Section G, Paragraph G.3.1), the composition of the Board of Directors of the Issuer (for further details, see Section G, Paragraph G.3.2) and the Post Share Swap Articles of Association (for further details, see Section G, Paragraph G.3.3), the Post Share Swap Agreement provides for the matters listed below.

For further details on the contents of the Post Share Swap Agreement, see the relative abstract attached to this Offer Document in Section N, Paragraph N.1.

(A) *Obligation of consultation prior to the exercise of voting rights*

The Post Share Swap Agreement provides for the obligation of prior consultation between Intesa Sanpaolo and Ente Firenze so to agree on the vote to express in the Shareholders' Meeting and in the Board of Directors Meetings of the Issuer, insofar as possible.

For this purpose, Intesa Sanpaolo and Ente Firenze will each appoint a representative. Such appointed representatives shall meet before each of the Issuer's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on specific matters.

In case of consensus between the two representatives as concerns the matters subject to consultation, the Intesa Sanpaolo and Ente Firenze shall (i) vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and (ii) as concerns Board of Directors Meetings, ensure that the Board members of the Issuer they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.

On the contrary, in the absence of consensus between the representatives on the matters to be discussed, Intesa Sanpaolo and Ente Firenze may vote at its discretion, without prejudice to the right to veto in the Shareholders' Meeting and in the Board of Directors Meeting granted to Ente Firenze and which vary on the basis with the decrease – under relevant thresholds – of the percentage of the share capital of the Issuer held by Ente Firenze.

(B) *Board of Directors*

As concerns provisions of the Post Share Swap Agreement which discipline the composition of the Board of Directors of the Issuer, see Section G, Paragraph G.3.2.

The Post Share Swap Agreement also provides for the obligation of Intesa Sanpaolo and Ente Firenze to ensure, considering the prerogatives of the Parent Company Intesa Sanpaolo and of the

regulations of the Intesa Sanpaolo Group that certain matters remain within the exclusive competence of the Board of Directors and must not be delegated.

(C) *Executive Committee*

Intesa Sanpaolo and Ente Firenze, within their respective competence, shall act so that the Board of Directors appoint an Executive Committee formed as follows.

(a) the Executive Committee shall be made up of 6 (six) members; the Chairman and the Deputy-Chairman will be members of the Executive Committee *ex officio*;

(b) at least 4 (four) members of the Executive Committee shall be appointed among Directors designated by Intesa Sanpaolo;

(c) for as long as the Syndicated Shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Issuer, 2 (two) members of the Executive Committee shall be appointed among the persons designated by Ente Firenze;

(d) the resolutions of the Executive Committee shall only be taken with the presence of the absolute majority of its members and with the favourable vote of the absolute majority of those present.

(D) *Board of Statutory Auditors*

The Post Share Swap Agreement provides for the obligation of Intesa Sanpaolo and Ente Firenze to do all within their power to ensure that as soon as possible after the adoption of the Post Share Swap Articles of Association and according to the technically-required timeframe, the Board of Statutory Auditors be renovated as provided for below.
For the entire duration of the Post Share Swap Agreement, until the Syndicated shares held by Ente Firenze represent a percentage higher or equal to 2.5% of the overall share capital of the Issuer, one Statutory Auditor will be appointed upon designation of Ente Firenze. Without prejudice to any Statutory Auditors to be elected in compliance with art. 148 of TUF, the other Statutory Auditors (including the Chairman) shall be appointed upon designation by Intesa Sanpaolo.

(E) *Lock-up*

Without prejudice to the put option described in letter (G) below, Intesa Sanpaolo and Ente Firenze have reciprocally made the commitment to conserve (*lock-up*) the full property and availability of the respective Syndicated Shares and therefore not to Transfer (intending by transfer any transaction, with the exception of *(a)* pledging the Syndicated Shares held by Ente Firenze, provided that the latter maintains voting rights, as well as *(b)* the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by Intesa Sanpaolo, even through subsidiaries or associates, on the Syndicated Shares held by Ente Firenze) to third parties (including subsidiaries pursuant to art. 2359, par.1, No. 1, of the Italian Civil Code) or to other shareholders for whatever reason, and not even in part, or even temporarily of the respective Syndicated Shares for the entire duration of the Post Share Swap Agreement.

(F) *Pre-emptive right*

Without prejudice to the lock-up clause provided for by letter (E) above, the party who intends to Transfer all or part of its Syndicated Shares, will first of all offer such shares to the other party to the shareholders' agreement. It is agreed that Ente Firenze shall have such pre-emption right only until it holds Syndicated Shares representing an equity investments of at least 5% of the overall share capital of the Issuer.

The Syndicated Shares acquired by the party to the shareholders' agreement following the exercise of the pre-emption right may not be the object of Transfer, all or in part, to third parties (including subsidiaries or associates or in any case companies belonging to the same party to the shareholders' agreement) or to other shareholders of the Cassa for a period of three years starting from the date of execution of the transfer in favour of such party to the shareholders' agreement.

(G) *Put Option*

In derogation to the prohibition of Transfer described in letter (E) above, the Post Share Swap Agreement provides for a put option (the "**Put Option**") which sets forth that Ente Firenze shall have the right to sell to Intesa Sanpaolo which, conditional upon the obtainment of all the necessary authorisations from the competent Authorities, shall be obligated to purchase all (and not just a part) of the Syndicated Shares held by Ente Firenze at the time of exercise of such option. The Put Option is granted without the attribution of a specific and autonomous consideration, since any consideration is, and must be intended, satisfied by the set of terms provided for in the Post Share Swap Agreement.
The Put Option may be exercised by Ente Firenze at any time in the period between the day after the Date of Payment of the Consideration and the expiry of the Post Share Swap Agreement, after that date it shall be forfeited.
In case of exercise of the Put Option, the price for each Syndicated Share held by Ente Firenze object of the sale shall be equal to the Consideration.

(H) *Offer*

In relation to the Offer herein, the Post Share Swap Agreement recalls the application of the applicable provisions of the Share Swap Agreement (described in the Introduction, Paragraph 2) specifying that the joint obligation to launch the residual-acquisition public tender offer provided for by art. 108 of TUF, in the formulation in force at the time of execution of the Post Share Swap Agreement, would be met exclusively by Intesa Sanpaolo which would have also exercised the Squeeze-out Right if the conditions provided for by the law are met (keeping Ente Firenze harmless of the related obligations, costs and charges). Ente Firenze made the commitment not to acquire, in its name, Shares of the Issuer (or contractual rights to purchase them) in the period from the date in which the Post Share Swap Agreement comes into effect to the date of payment of the consideration of the residual-acquisition public tender offer since it was also agreed that should Ente Firenze violate such obligation, the commitment to reimburse costs made by Intesa Sanpaolo in favour of Ente Firenze described herein would immediately and automatically lose effectiveness. Please note that such provisions of the Post Share Swap Agreement relating to the residual-acquisition public tender offer provided for by art. 108 of TUF, in the formulation in force at the time of execution of the Post Share Swap Agreement, will be applied, *mutatis mutandis*, to the Obligation to Acquire for Intesa Sanpaolo and Ente Firenze provided for by art. 108, par. 1 and 2, of TUF as modified by Legislative Decree No. 229 of 19 November 2007, which introduced Directive 2004/25/CE as concerns tender offers, which came into effect on 28 December 2007.

Furthermore, please note that, on 22 February 2008, Intesa Sanpaolo and Ente Firenze executed an agreement containing provisions which derogate and integrate certain provisions of the Post Share Swap Agreement. In particular, they agreed that:

(i) Intesa Sanpaolo shall have the faculty to purchase Shares of the Issuer offered for sale at a unit consideration lower than the Consideration both before and after the start of the Offer;

(ii) Intesa Sanpaolo shall have the right to proceed with the purchase of the shares of the Cassa offered for sale and/or acquirable in application of articles 108 and 111 of TUF, without prejudice to those held by Ente Firenze;

(iii) Ente Firenze does not intend to exercise and in any case shall not exercise any Squeeze-out Right which may arise from the exercise of the rights provided for by articles 108 and 111 of TUF.

Every other provision of the Post Share Swap Agreement which is not expressly modified or derogated in the aforesaid agreement remains unchanged and, in particular, the provision which sets out that the obligation to launch the Offer shall be exclusively met by Intesa Sanpaolo.

(l) *Delisting and Post Delisting Agreement*

As already illustrated, as part of the Post Share Swap Agreement, Intesa Sanpaolo and Ente Firenze have moreover reciprocally acknowledged that their common objective and interest is the Delisting of the Issuer in the shortest possible time, once the Offer is completed and in any case within 31 December 2008.

Should it not be possible to proceed to the Delisting of the Issuer within 31 December 2008 as a result of the Offer, the Post Share Swap Agreement provides for an undertaking of Intesa Sanpaolo and Ente Firenze to negotiate and identify, in *bona fide*, solutions which, in the respect of applicable regulations, allow to reach the Delisting in the shortest term, who have reciprocally acknowledged that their preferred solution, which both agree is feasible, is the Merger.

For the sake of completeness, please note that Intesa Sanpaolo and Ente Firenze also made the commitment that upon the Delisting of the Issuer they will *(i)* sign the Post Delisting Agreement (attached as a draft to the Post Share Swap Agreement) which will set forth the relations between them, as shareholders of the Cassa after the Delisting, and *(ii)* will ensure that the Issuer resolves upon the adoption of the Post Delisting Articles of Association (attached as a draft to the Post Share Swap Agreement).

Please note that the draft of the Post Delisting Articles of Association provides for the issue of special categories of shares which will be assigned to Ente Firenze with the objective, among others, of attributing it some statutory safeguards in accordance with the rights conferred to Ente Firenze with shareholders' agreements.

The Post Delisting Articles of Association, does not contain the provisions and the statutory safeguards typical of a listed company.

The draft of the Post Delisting Agreement provides for protections in favour of Ente Firenze, which are the basically the same as those set out in Post Share Swap Agreement, such as prior consultation obligations, lock-up of shareholdings and agreements relative to the governance of the Cassa. Please note that the draft of the Post Delisting Agreement provides for a put option which sets forth that Ente Firenze shall have the right to sell to Intesa Sanpaolo which, conditional upon the obtainment of all the necessary authorisations from the competent Authorities, shall be obligated to purchase all (and not just a part) of the Syndicated Shares held by Ente Firenze at the time of exercise of such option. Such put option may be exercised by Ente Firenze at any time in the period between the date of subscription of the Post Delisting Agreement and the expiry of the same, after that date it shall be forfeited (*i.e.* fifth anniversary of its signing, without prejudice to extensions), at a price for each Syndicated Share of Ente Firenze object of the sale equal to the fair market value (which will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa).

H.2 FINANCIAL AND/OR COMMERCIAL TRANSACTIONS EXECUTED IN THE TWELVE MONTHS BEFORE THE PUBLICATION OF THE OFFER, BETWEEN THE OFFEROR AND THE ISSUER WHICH MAY HAVE OR HAD SIGNIFICANT EFFECTS ON THE ISSUER'S ACTIVITY

Without prejudice to all described herein, in the twelve months before the publication of the Offer Document no financial and/or commercial transactions were executed by between the Offeror, Ente Firenze and the Issuer which may have or had significant effects on the Issuers' activity.

However, for the sake of completeness, please note that the Issuer has commercial relations with the Offeror and with its subsidiaries in their ordinary operations which are provided for by general agreements executed in November 1999 between the Issuer, Sanpaolo IMI (merged into Banca Intesa on 1 January 2007) and BNP Paribas S.A..

More specifically, Sanpaolo IMI (and now Intesa Sanpaolo) is the Issuer's primary reference point, mainly, for the development of asset management activities (the collaboration is based on the activities of CR Firenze Gestion Internazionale S.A., an asset management company incorporated under Luxembourg law in which the Issuer has a 80% stake and the Offeror a 20% stake), of investment banking and project financing.

H.3 AGREEMENTS BETWEEN THE OFFEROR AND THE SHAREHOLDERS OF THE ISSUER CONCERNING THE EXERCISE OF VOTING RIGHTS OR THE TRANSFER OF SHARES OF THE ISSUER

With the exception of the Post Share Swap Agreement (described in Section H, Paragraph H.1) and the Shareholders' Agreements with the Fondazioni (described in detail in Paragraph H.3.1, hereafter), and of the agreements described in Section D, Paragraph D.2, there are no further agreements between the Offeror, Ente Firenze and shareholders of the Issuer concerning the exercise of voting rights or the transfer of shares of the Issuer.

H.3.1 Shareholders' Agreements with the Fondazioni

As outlined in the Introduction, Paragraph 6, on 26 July 2007, two shareholders' agreements were executed, respectively by (*i*) Ente Firenze and Fondazione Spezia, providing for the cases in which Ente Firenze exercises its rights or prerogatives concerning the Cassa which might refer to, or generate significant effects on, CR Spezia, or the equity stake held by Ente Firenze in the share capital of the latter (the "**Shareholders' Agreement with CR Spezia**"), and (*ii*) Ente Firenze and Fondazione Pistoia, providing for the cases in which Ente Firenze exercises its rights or prerogatives concerning the Cassa which might refer to, or generate significant effects on, CR Pistoia, or the stake in the latter's share capital held by Cassa (the "**Shareholders' Agreement with CR Pistoia**", and collectively with the Shareholders' agreement with CR Spezia, the "**Shareholders' Agreements with the Fondazioni**", and singularly "**Shareholders' Agreement with the Fondazioni**").

By signing the Agreements with the Fondazioni, Ente Firenze agreed to:

(*a*) as concerns the Shareholders' Agreement with CR Spezia, to have a prior consultation with Fondazione Spezia in all the cases in which Ente Firenze exercises its rights or prerogatives concerning decisions correlated to the Cassa which might refer to, or generate significant effects, on the subsidiary CR Spezia or the stake in the latter's share capital held by Cassa; and

(*b*) as concerns the Shareholders' Agreement with CR Pistoia, to have a prior consultation with Fondazione Pistoia in all the cases in which Ente Firenze exercises its rights or prerogatives concerning decisions correlated to the Cassa which might refer to, or generate significant effects on the subsidiary CR Pistoia, or the stake in the latter's share capital held by Cassa.

It is in any case agreed that the opinions and/or the considerations which may be expressed respectively by Fondazione Spezia and Fondazione Pistoia will not be binding for Ente Firenze.

Both Shareholders' Agreements with the Fondazioni will continue to produce effects until one of the following dates: (*I*) 3 (three) years from the date in which the Agreement with the Fondazioni comes into effect, and (*II*) the date in which the holding of Ente Firenze in the share capital of the Cassa decreases under the threshold of 5%. In any case, (**A**) the Shareholders' Agreement with CR Spezia ceases effects whereby Fondazione Spezia no longer holds an equity stake in the share capital of CR Spezia, or whereby such company is no longer a subsidiary of the Cassa, and (**B**) the Shareholders' Agreement with CR Pistoia ceases effects whereby Fondazione Pistoia no longer holds an equity stake in the share capital of CR Pistoia, or whereby such company is no longer a subsidiary of the Cassa.

Such Shareholders' Agreements with the Fondazioni – duly communicated to CONSOB and the market pursuant to applicable provisions of TUF and Issuers Regulation, as well as deposited at the Firenze Company Register on 3 August 2007 and published as an abstract on the daily newspaper "Il Sole 24 Ore" on 8 February 2008 – came into effect at the date of completion of the Share Swap (*i.e.* on 29 January 2008). The relevant abstract is attached to this Offer Document in Section N, Paragraph N.2.

H.3.2 Agreement between the Issuer and Fondazione Spezia

Furthermore, please note that another agreement between the Issuer and Fondazione Spezia, executed on 16 July 2003, is still in force and was as part of the acquisition of the control of CR Spezia by the Issuer. This agreement, on the basis of the abstract published pursuant to art. 122 of TUF, has a five-year duration starting from the date in which it came into effect (*i.e.* on 16 January 2004) and provided, in addition to the commitment by Fondazione Spezia to subscribe an increase in the Issuer's share capital reserved for that same Fondazione (which was completed in June 2004) and the commitment of the Issuer to favour the designation by Fondazione Spezia of its representative in the administrative bodies of certain subsidiaries of the Cassa, that the Issuer made a non-binding commitment to favour the appointment in its Board of Directors, and the subsequent stay in office, of a person designated by Fondazione Spezia. Subsequently, on 2 March 2007, the Issuer and Fondazione Spezia signed a private agreement which provided for the fact that such non-binding agreement remains effective until 15 January 2009, abrogating the provisions on the economic indemnity in favour of Fondazione Spezia originally agreed upon for the case of non-appointment or stay in office in the Board of Directors of the Issuer of a representative of Fondazione Spezia.

This agreement was published as an abstract in the daily newspaper "Il Sole 24 Ore" on 26 July 2003 and an updated version was published in "Milano Finanza" of 3 July 2004. The updated abstract is attached to this Offer Document in Section N, Paragraph N.3.

I. FEES FOR INTERMEDIARIES

The Offeror will pay the following fees to the Delegated Intermediary:

(*i*) for the coordination of the collection of acceptances a variable fee of 0.05% of the countervalue of the Shares purchased by the Offeror;

(*ii*) for the collection of acceptances a fee of 0.10% of the countervalue of the Shares purchased by the Offeror directly through the Delegated Intermediary and/or indirectly through the Trading and/or Depository Intermediaries which deliver the Shares to the Delegated Intermediary.

The fee provided for by (ii) will be settled by the Delegated Intermediary to the counterparties in the collection activities through the MTA and, where necessary, be paid by such counterparties to the Depository Intermediaries described above, while the latter will pay the fee withheld or charged by the Trading Intermediary.

L. ALLOTMENT

Since this is a mandatory complete-acquisition public tender offer on the Shares of the Issuer not owned by the Offeror and Ente Firenze made exclusively by the Offeror, no allotment is provided for.

M. INDICATION OF HOW THE OFFER DOCUMENT WILL BE MADE AVAILABLE TO THE PUBLIC

The Offer Document will be made available to the public through delivery to the Intermediary Delegated to Coordinate the Collection of Acceptances, and via deposit at:

(*a*) the registered office of Intesa Sanpaolo, in Torino, Piazza San Carlo 156;

(*b*) the secondary registered office of Intesa Sanpaolo, in Milano, Via Monte di Pietà 8;

(*c*) the registered office of the Cassa, in Firenze, Via Bufalini 6;

(*d*) the offices of the Intermediary Delegated to Coordinate the Collection of Acceptances, in Milano, Piazzetta Giordano dell'Amore 3; and

(*e*) the registered office of Borsa Italiana S.p.A., in Milano, Piazza degli Affari 6.

The Offer Document is also present on the Offeror's website (www.intesasanpaolo.com).

A notice containing CONSOB's clearance for the publication of the Offer Document and its distribution to the public, as well as the essential elements of the Offer, will be published, pursuant to art. 38 Offer of Issuers Regulation, on the daily newspapers "Il Sole 24 Ore", "Milano Finanza", "Finanza e Mercati", "La Nazione" and "*Financial Times* – international edition".

N. ATTACHMENTS

N.1 ABSTRACT OF THE POST SHARE SWAP AGREEMENT PREPARED PURSUANT TO ARTICLE 122 OF TUF AND ARTICLES 129 AND 130 OF ISSUERS REGULATION

INTESA SANPAOLO   ENTE CASSA DI RISPARMIO DI FIRENZE

Extract of Shareholders' Agreement
pursuant to art. 122 of Legislative Decree 58 of 24th February 1998

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Pursuant to art. 122 of Legislative Decree 58 of 24th February 1998 (as subsequently integrated and amended, hereafter "**TUF**"), and articles 127 and subsequent of the Issuer Regulation adopted with Consob Resolution 11971 of 14th May 1999 (as subsequently integrated and amended, hereafter "**Regulation**") this extract summarises the contents of the Shareholders' Agreement stipulated on 26th July 2007 involving the ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Agreement**").

1.- COMPANIES WHOSE FINANCIAL INSTRUMENTS ARE THE OBJECT OF THIS AGREEMENT

Cassa di Risparmio di Firenze S.p.A., company incorporated under Italian law, with Registered office in Firenze, Via Maurizio Bufalini 6, fiscal code and registration number on the Firenze Company Register 04385190485, share capital of 828,516,636.00 euro, entirely made up of 828,516,636 ordinary shares of nominal value 1.00 euro each, member of the National Interbank Deposit Guarantee Fund, included in the National Register of Banks at No. 5120 and Parent Company of the Banking Group "Banca CR Firenze", included in the National Register of Banking Groups at No. 6160.6 (the "**Cassa**").

2.- PARTIES TO THE AGREEMENT

The following parties stipulated the Agreement:

(i) **Intesa Sanpaolo S.p.A.**, with Registered office in Torino, Piazza San Carlo 156, share capital of 6,646,547,922.56 euro, fiscal code and registration number on the Torino Company Register 00799960158, included in the National Register of Banks at No. 5361 and Parent Company of the "Intesa Sanpaolo" Banking Group, included in the National Register of Banking Groups ("**Intesa Sanpaolo**");

(ii) **Ente Cassa di Risparmio di Firenze**, banking entity, with Registered office in Firenze, Via Bufalini 6 ("**Ente Firenze**").

(Intesa Sanpaolo and Ente Firenze are referred to hereafter, collectively, as the "**Parties to the Shareholders' Agreement**" and, individually, as a "**Party to the Shareholders' Agreement**").

3.- SHARES SUBJECT OF THE AGREEMENT

The Agreement provides for a total of 573,266,581 ordinary shares of the Cassa (the "**Syndicated Shares**") which shall be held by the Parties to the Shareholders'

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Agreement following (*i*) the share swap of a certain number of Intesa Sanpaolo own ordinary shares with ordinary shares of the Cassa held by Ente Firenze and other ordinary shares of the Cassa representing 40.324% of the current share capital of the Cassa (the "**Share swap**") or (*ii*) any other means of transfer (*i.e.* put option exercisable by Ente Firenze also in the name and on behalf of the other shareholders of the Cassa in case of non-execution of the Share swap due to the unavailability of the necessary Intesa Sanpaolo own shares or due to breach of contract by Intesa Sanpaolo) of the aforementioned ordinary shares of the Cassa in favour of Intesa Sanpaolo (the "**Purchase**"), all in accordance with the provisions of the share swap contract signed on 26th July 2007 by Intesa Sanpaolo, Ente Firenze and other shareholders of the Cassa (the "**Share swap contract**").

Syndicated shares represent and, on the date in which the Agreement comes into effect, will represent 69.192% of the ordinary share capital of the Cassa, without prejudice to the dilutive effect of the execution of stock option plans resolved upon on 27th March 2000 which might require the issue of a further 319,381 ordinary shares.

The table below indicates the number of Syndicated Shares that shall be held by each Party to the Shareholders' Agreement following the Share swap (or the Purchase), as well as the percentage of representation of such shares:

PARTY TO THE SHAREHOLDERS' AGREEMENT	SYNDICATED SHARES*		
	NUMBER	% STAKE OF THE CURRENT SHARE CAPITAL OF THE CASSA**	% SHARE OF TOTAL SYNDICATED SHARES
Intesa Sanpaolo	487,989,633	58.899	85,124
Ente Firenze	85,276,948	10.293	14,876
TOTAL	**573,266,581**	**69.192**	**100**

* Parties to the Shareholders' Agreement have made the commitment to vest in the Agreement any further ordinary or special shares of the Cassa which may come to be held respectively by Intesa Sanpaolo or Ente Firenze starting from the date of stipulation of the Agreement, including the relative rights, warrants, convertible bonds, option or subscription rights, as the case may be, for ordinary of special shares or in other rights which may be converted into instruments representative of the Cassa's equity or instruments with or without, even limited, voting rights, issued at any time by the Cassa.

** Percentages represent the stakes of the Parties to the Shareholders' Agreement in the share capital of the Cassa following the Share swap (or the Purchase) and therefore do not consider the further 319,381 ordinary shares which might be issued to serve the stock option plans resolved upon on 27th March 2000.

4.- CONTROL OF THE CASSA

On the date of stipulation of the Agreement, none of the Parties, as a consequence of and as provided for by the Agreement, exercises control over the Cassa pursuant to art. 93 of TUF.

On the date in which the Agreement comes into legal effect, Intesa Sanpaolo shall hold control *de jure* of the Cassa.

5.- CONTENTS OF THE AGREEMENT

The provisions of the Agreement are summarised below.

5.1. Business plan

According to the Agreement, after the execution of the Share swap (or the Purchase), the Cassa and its subsidiary companies will join the Intesa Sanpaolo Group and the aggregation must be conducted in compliance with the guidelines already defined and agreed upon between the Parties to the Shareholders' Agreement and attached to the Agreement, which are at the base of the preparation of a Business plan to be approved by the new Board of Directors of the Cassa within the 90th day from its appointment or from the integration of the current Board of Directors of the Cassa.

The Business plan of the Cassa will set out, among other issues, the acquisition by the Cassa of the entire equity investment held directly by Intesa Sanpaolo in Holding Intesa Casse del Centro S.p.A. ("**ICC**").

Such acquisition must be finalised, within and no after 3 months from the possible delisting of the Cassa and, in any case, within 31st December 2008, for a consideration equal to the fair market value of the equity investment held by Intesa Sanpaolo in ICC.

5.2 Articles of Association of the Cassa

The Parties to the Shareholders' Agreement agree, within their respective competence, to ensure that, within 45 days from the date on which the Agreement comes into effect or in the longer technically-required timeframe, the Shareholders' Meeting of the Cassa adopt new Articles of Association, according to the text attached to the Agreement (the " **Post share swap Articles of Association**"). The Post share swap Articles of Association will contain provisions in line with the Agreement, as permitted by applicable regulations. In particular, it shall also provide for a odd number of directors between 13 and 19 and the following list voting system for the election of directors: (*x*) where required by the law, one director will be elected by the shareholder or shareholders who present the list which receives the higher number of votes (possibly after the list presented by the shareholders in (y) below and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF; (*y*) if the minority list indicated in letter (x) above is presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) minus one of the directors to be elected, if the minority list indicated in letter (x) above is not presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) of the directors to be elected; (z) irrespective of the fact that the minority list indicated in letter (x) above is presented or not, from the list which obtains the highest number of votes will be drawn a number of directors equal to half (rounded down) plus one of the directors to be elected.

The Post share swap Articles of Association will also set forth that the matters indicated in paragraph 5.3 (F) ("*Competencies of the Board of Directors*") shall be reserved to the Board of Directors and that, if the Board of Directors is also made up of members drawn from the list in letter (y) above, on the following matters the Board of Directors shall decide with the favourable vote of at least half the members of the Board of Directors (rounded down) plus three:

(a) the proposal for the change in the company name of the Cassa;

(b) the proposal for the change in the corporate purpose of the Cassa;

(c) the proposal for the transfer of the registered office and/or the head and/or operating office of the Cassa;

(d) the proposal for *(x)* the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or *(y)* transactions, such as, for example, mergers, spin-offs or contributions, which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa;

(e) the proposal for the request for the admission to liquidation procedures for the Cassa;

(f) the proposal for the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;

(g) the proposal for the issue of special categories of shares;

(h) the proposal for amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

The Post share swap Articles of Association will also provide for the appointment of the Board of Statutory Auditors on the basis of lists presented by Shareholders in compliance with applicable regulations.

As concerns net income, Shareholders will be assigned at least 50% of distributable net income, after the possible allocation of a portion of net income no higher than 2% to promote culture or the image of the Company determined by the Shareholders' Meeting, save that *(i)* the Shareholders' Meeting define a different allocation as proposed by the Board of Directors or *(ii)* such allocation contrasts with Supervisory Authority requests motivated by compliance with capital ratios set out by the law and/or regulations.

5.3 Corporate governance

A) *Obligation of consultation prior to the exercise of voting rights*

The Agreement provides for the obligation of consultation prior to the exercise of voting rights between the Parties to the Shareholders' Agreement who have agreed to express a unitary vote in the Shareholders' Meeting and in the Board of Directors Meetings of the Cassa, insofar as possible.

For this purpose, Intesa Sanpaolo and Ente Firenze will each appoint a representative. Such appointed representatives shall meet no later than 24 hours prior to each of the Cassa's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

In taking the voting decisions, the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa shall each cast one vote irrespective of the

different number of Syndicated Shares which may be held at that time by each Party to the Shareholders' Agreement.

In case of consensus between the two representatives of the Parties to the Shareholders' Agreement as concerns the matters subject to consultation, the Parties to the Shareholders' Agreement shall (*i*) vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and (*ii*) as concerns Board of Directors Meetings, ensure that the Board members of the Cassa they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.

On the contrary, in the absence of consensus between the representatives of the Parties to the Shareholders' Agreement on the matters to be discussed, each Party may vote at its discretion, without prejudice to the right to veto on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

B) *__Relevant matters to be discussed in the Shareholders' Meeting__*

I. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed hereafter and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above:

(a) the change in the current company name of the Cassa;

(b) the change in the corporate purpose of the Cassa;

(c) the transfer of the registered office and/or the head and/or operating office of the Cassa;

(d) the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or transactions which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa, such as, for example, mergers, spin-offs or contributions;

(e) the request for the admission to liquidation procedures for the Cassa;

(f) the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;

(g) the sale, spin-off, de-merger or contribution, even within the Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the ICC Group as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period;

(h) without prejudice to a different agreement between the Parties to the Shareholders' Agreement, the distribution of dividends so to reduce the

percentage of net income distributed to shareholders under 50% of distributable net income, save that a distribution under that 50% be requested by the Supervisory Authority for compliance with capital ratios set out by the law and/or regulations;

(i) the determination of the number of directors to be elected;

(j) any amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

II. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed in point I above, letters (a), (b), (c), (d), (e), (h), (i) and (j) and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above.

C) *Composition of the Board of Directors*

The Agreement provides for that the Parties to the Shareholders' Agreement act so that the Board of Directors be renovated, as soon as possible, after the date in which the Agreement comes into effect, as indicated below.

i) The Board of Directors will be made up of an odd number of members from 13 to 19.

ii) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) if the minority list indicated in letter (*x*) above is presented, Ente Firenze will designate directors equal to half (rounded down) minus one of the directors to be elected; if the minority list indicated in letter (*x*) above is not presented, Ente Firenze will designate directors equal to half (rounded down) of the directors to be elected, without prejudice to the fact that in both cases one of the directors designated by Ente Firenze must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF; (z) irrespective of the fact that the minority list indicated in letter (*x*) above is presented or not, Intesa Sanpaolo will designate a number of directors equal to half (rounded down) plus one of the directors to be elected, one of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iii) Until the Syndicated shares held by Ente Firenze represent a percentage under 2.5% but higher than or equal to 1.0% of the overall share capital of the Cassa, (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) Ente Firenze will designate one director; (z) Intesa Sanpaolo will designate a number of directors equal all the directors to be elected minus two, or if minority list indicated in letter (*x*) above is not presented a number of directors equal all the directors to be elected minus one, two of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iv) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5.0% of the overall share capital of the Cassa, the Chairman of the Cassa will be appointed by the Shareholders' Meeting, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

v) Until the Syndicated shares held by Ente Firenze represent a percentage under 5.0% but higher than or equal to 2.5% of the overall share capital of the Cassa, the Deputy-Chairman of the Cassa will be appointed by the Shareholders' Meeting with a simple majority, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

vi) The Agreement provides for that, should other shareholders (other than the Parties to the Shareholders' Agreement) hold, individually or collectively, a participation in the Cassa which does not enable Ente Firenze to designate exclusively, through the presentation of its own list, a number of members in Board of Directors of the Cassa equal to that indicated above, the Parties to the Shareholders' Agreement will act to find a legitimately adequate solution to ensure that Ente Firenze, exclusively, maintains the statutory right of designating the members of the Board of Directors as provided for above.

The Agreement provides for the fact that candidates to the post of Director designated by the Parties to the Shareholders' Agreement, in addition to the professional, integrity and independence requirements provided for by applicable law, regulations and the Articles of Association, must, at least for the majority of the candidates designated by Ente Firenze, be eminent representatives of the banking, business and financial community, preferably from the local markets.

D) *Composition of the Executive Committee*

The Parties to the Shareholders' Agreement, within their respective competence, shall act so that the Board of Directors appoint an Executive Committee formed as follows.

i) the Executive Committee shall be made up of 6 members; the Chairman and the Deputy-Chairman will be members of the Executive Committee *ex officio*;

ii) at least 4 members of the Executive Committee shall be appointed among Directors designated by Intesa Sanpaolo;

iii) for as long as the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, 2 members of the Executive Committee shall be appointed among the persons designated by Ente Firenze;

iv) the resolutions of the Executive Committee shall only be taken with the presence of the absolute majority of its members and with the favourable vote of the absolute majority of those present.

E) *General Manager*

The Agreement sets out that the General Manager of the Cassa shall not be a member of the Board of Directors.

F) *Competencies of the Board of Directors*

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to ensure, considering the prerogatives of the Parent Company Intesa Sanpaolo and of the regulations of the Intesa Sanpaolo Group that the following matters remain within the exclusive competence of the Board of Directors and must not be delegated:

i) the determination of programme and strategic guidelines of the Cassa and of its direct and indirect subsidiaries, as well as the preparation of business and/or financial plans and budgets of the Cassa, and their modifications;
ii) the risk management and internal auditing policy;
iii) the determination of the functions and powers to be granted to the Executive Committee, to the Directors who are granted specific mandates and to the General Manager;
iv) the appointment and revocation of the General Manager and of one or more Deputy-General Managers and the determination of their powers and compensation:
v) the approval of the organisational, administrative and accounting structures of the Cassa and the internal regulations;
vi) the purchase and sale of own shares;
vii) the acquisition and disposal of controlling equity investments, even jointly held;
viii) the acquisition, sale, spin-off, de-merger or contribution, even inside the Group, of the banking business, or equity investments in companies (even through subsidiaries) or business lines, both of the Cassa and of companies in which the Cassa holds directly or indirectly control, whose assets represent over 5% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 5% must be determined as an aggregate on the basis of transactions completed over a five-year period;
ix) the stipulation of exclusivity and/or non-competition agreements;
x) the formation, transfer, purchase, sale or closure of offices, branches and representative offices;
xi) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;
xii) the mandates as concerns lending to be granted, on proposal of the General Manager, to the persons in change of distribution units and other employees of the Cassa on the basis of the function performed;
xiii) the preparation of spin-off or merger projects;
xiv) the formation of any Committees or Commissions with consultation functions;
xv) the preparation of the draft financial statements;
xvi) the appointments or designations of the administrative or control bodies of participated companies or entities or for which the Cassa is in any case required to decide, as well as resolutions as concerns the vote to be expressed in the Shareholders' Meeting of controlled or participated companies;
xvii) the determination of the criteria for the coordination and the direction of subsidiaries of the Cassa, to be exercised in the respect of the prerogatives of the Parent Company Intesa Sanpaolo;
xviii) the definition of the criteria to identify transactions with related parties to be reserved to the competence of the Board of Directors, as well as the transactions with the related parties of the Cassa (including controlling companies, its subsidiaries and/or subsidiaries and/or participated companies).

G) <u>Resolutions of the Board of Directors</u>
a) The Agreement sets forth that, without prejudice to the right to *veto* provided for by letter c) below, the resolutions of the Board of Directors be validly taken with the

presence of the majority of the Directors in office and the favourable vote of the majority of those present.

b) The Agreement sets forth that, in case of urgency, the Chairman and the Deputy Chairman, with a joint signature, with the favourable opinion of the General Manager, may take the decisions which do not concern the matters which cannot be delegated pursuant to letter F) above and that such decisions must be reported to the Executive Committee and the Board of Directors in their first meeting.

c) The Agreement sets forth that, until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, the Parties to the Shareholders' Agreement, within their respective competence, shall do all within their power to ensure that the Board of Directors does not make resolutions vetoed by the representative of Ente Firenze at the time of the prior consultation provided for in letter A) on the following matters:

i) determination of the functions and powers to be granted to the Executive Committee, to Directors who are granted specific mandates and to the General Manager;

ii) purchase and sale of own shares;

iii) acquisition of controlling equity investments in companies which do not carry out banking, financial or insurance activities;

iv) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;

v) the sale, spin-off, de-merger or contribution, even within the Intesa Sanpaolo Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period.

H) ***Board of Statutory Auditors***

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to do all within their power to ensure that as soon as possible after the adoption of the Post share swap Articles of Association and according to the technically-required timeframe, the Board of Statutory Auditors be renovated as provided for below.

a) For the entire duration of the Agreement, until the Syndicated shares held by Ente Firenze represent a percentage higher or equal to 2.5% of the overall share capital of the Cassa, (*x*) where required by the law, one statutory auditor (who shall be Chairman) and one alternate auditor will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of TUF and applicable second-level regulations (*y*) one statutory auditor will be appointed by Ente Firenze and (*z*) one statutory auditor and one alternate auditor will be appointed by Intesa Sanpaolo or, in the case in which the list provided for in letter (x) above is not validly presented and voted, two statutory auditors, one of whom will be Chairman, and one alternate auditor will be appointed by Intesa Sanpaolo.

b) for the purpose of ensuring Ente Firenze's right to appoint statutory auditors, set forth by letter a) above, Intesa Sanpaolo will insert the person designated by Ente Firenze in second position in its list of candidates for the office of statutory auditor.

I) *Determination of relevant thresholds*

Parties to the Shareholders' Agreement acknowledge that the governance rights recognised to Ente Firenze, indicated in letters B), C), D), G) and H) above, decrease as its Syndicated shares fall under the relevant "thresholds" of 5%, 2.5% and 1% of the overall share capital of the Cassa and have agreed that *(i)* only reductions in Syndicated shares held by Ente Firenze under the thresholds following transfers (as defined in the Agreement, as indicated in paragraph 5.4, letter A) below will be relevant for the purposes of such reduction in rights, while *(ii)* the reductions following transactions on the share capital of the Cassa leading to the dilution of the stake of Ente Firenze because it did not exercise its pre-emption rights or due to the exclusion or limitation of such pre-emption rights pursuant to art. 2441 of the Italian Civil Code, will not be considered since it is agreed that in this last case, the "thresholds" of 5%, 2.5% and 1% will be automatically decreased and referred to the lower percentage of the overall share capital of the Cassa represented by Syndicated shares held by Ente Firenze following such dilutive transactions.

5.4. Transfer of Syndicated shares

A) *Lock-up*

Without prejudice to the put option described in letter C) below, the Parties to the Shareholders' Agreement have reciprocally made the commitment to conserve *(lock-up)* the full property and availability of the respective Syndicated shares and therefore not to transfer (intending by transfer any transaction, with the exception of *(a)* pledging the Syndicated Shares held by Ente Firenze, provided that the latter maintains voting rights, as well as *(b)* the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by Intesa Sanpaolo, even through subsidiaries or associates, on the Syndicated Shares held by Ente Firenze) to third parties (including subsidiaries pursuant to art. 2359, par.1, No. 1, of the Italian Civil Code) or to other shareholders for whatever reason, and not even in part, or even temporarily of the respective Syndicated shares for the entire duration of the present Agreement.

B) *Pre-emption right*

Without prejudice to the lock-up clause provided for by letter A) above, the Party to the Shareholders' Agreement who intends to transfer all or part of its Syndicated shares, will first of all offer such shares to the other Party to the Shareholders' Agreement. It is agreed that Ente Firenze shall have such pre-emption right only until it holds Syndicated shares representing an equity investments of at least 5% of the overall share capital of the Cassa (or the lower percentage deriving from provisions of 5.3, letter I) above).

In the case in which the terms of the transfer to the third party provide for a non-cash consideration (such as, for example, in case of contribution and/or share swap), or no consideration (such as, for example, transfers for free), the Agreement provides for a mechanism for the determination of the value of (i) the non-cash consideration for the Syndicated shares offered for sale or (ii) the Syndicated shares sold, in the case of transfer for free.

The Syndicated shares acquired by the Party to the Shareholders' Agreement following the exercise of the pre-emption right may not be the object of transfer, all or in part, to third parties (including subsidiary or associates or in any case companies belonging to the same Party to the Shareholders' Agreement) or to other shareholders of the Cassa for a period of three years starting from the date of execution of the transfer in favour of such Party to the Shareholders' Agreement.

C) *__Put option__*

In derogation to the prohibition of transfer described in letter A) above, the Agreement provides for a put option (the "**Put option**") which sets forth that Ente Firenze shall have the right to sell to Intesa Sanpaolo which, conditional upon the obtainment of all the necessary authorisations from the competent Authorities, shall be obligated to purchase all (and not just a part) of the Syndicated shares held by Ente Firenze at the time of exercise of such option. The Put option is granted without the attribution of a specific and autonomous consideration, since any consideration is, and must be intended, satisfied by the set of terms provided for in the Agreement.
The Put option may be exercised by Ente Firenze at any time in the period between the day after the date of payment of the consideration of the Public offer (as defined in paragraph 5.5 below) and until the expiry of the Agreement, after that date it shall be forfeited.
In case of exercise of the Put option, the price for each Syndicated share held by Ente Firenze object of the sale shall be equal to the price of the Public offer.

5.5. The Public offer

The Parties to the Shareholders' Agreement acknowledge that, as a result of the execution of the Share swap or the Purchase, Intesa Sanpaolo will acquire an equity stake in the Cassa exceeding the threshold of 30% and therefore, pursuant to article 106 of TUF, Intesa Sanpaolo shall have the obligation to promote a mandatory complete-acquisition public offer on the ordinary shares of the Cassa (the "**Public offer**"). In addition to the commitments made by the Parties pursuant to the Share swap contract, which are intended recalled also in the Shareholders' Agreement (a summary of such commitments is already contained in 5.4 of the extract of shareholders' agreement in the Share swap contract, published together with the present extract), the Parties to the Shareholders' Agreement have agreed the following.

If, as a consequence of the effectiveness of the Agreement, a further Public offer must be severely launched by Intesa Sanpaolo and Ente Firenze, it is agreed that such obligation shall be in any case met and executed exclusively by Intesa Sanpaolo which:

(a) shall bear all costs, expenses and charges regarding the severely-required public offer;

(b) shall free Ente Firenze of all such obligations and reimburse it of any costs, expenses and charges.

Ente Firenze may not acquire, in its name, ordinary shares of the Cassa (or contractual rights to purchase them) in the period from the date in which the Agreement comes into effect to the date of payment of the consideration of the Public offer provided for above.
It is agreed that should Ente Firenze violate such obligation, the commitment to reimburse costs made by Intesa Sanpaolo in favour of Ente Firenze described in letters (a) to (b) above will immediately and automatically lose effectiveness and Ente Firenze shall reimburse to Intesa Sanpaolo all the higher costs, charges and expenses, even legal

expenses, which Intesa Sanpaolo might sustain due to or as a consequence of such violation.

5.6. Squeeze out and delisting of the Cassa

The Parties to the Shareholders' Agreement acknowledge that the common objective and interest is to be able to proceed to the delisting of the Cassa in the shortest possible time, once the Public offer is completed and in any case within 31st December 2008.
For this purpose, the Agreement sets forth that, if the requirements set forth by the law recur, Intesa Sanpaolo shall promote a "residual-acquisition" public offer on the ordinary shares of the Cassa pursuant to art. 108 of TUF and/or exercise the right to acquire the ordinary shares of the Cassa, pursuant to art. 111 of TUF. The residual-acquisition public offer thus promoted by Intesa Sanpaolo on the ordinary shares of the Cassa shall apply, *mutatis mutandis*, all the provisions relative to the Public offer contained in the Agreement and described in paragraph 5.5 above.
The Parties to the Shareholders' Agreement, each within their respective competence, on the delisting of the Cassa make the commitment to: (*i*) ensure that the Shareholders' Meeting of the Cassa resolves upon the adoption of a new articles of association, according to the text attached to the Agreement (the "**Post Delisting Articles of Association**") and (*ii*) sign a new shareholders' agreement also attached to the Agreement (the "**Post Delisting Agreement**"). The Post Delisting Agreement provides for protections in favour of Ente Firenze, which are the basically the same as those set out in this Agreement. Furthermore, the Post Delisting Agreement, provides for the issue of special categories of shares which will be assigned to Ente Firenze with the objective, among others, of attributing it some statutory safeguards in accordance with the rights conferred to Ente Firenze with shareholders' agreements.

Should it not be possible to achieve the delisting of the Cassa within 31st December 2008, the Parties to the Shareholders' Agreement will negotiate and identify, in *bona fide*, solutions which, in the respect of applicable regulations, permit the achievement in the short term of the objective of delisting the Cassa, acknowledging from now that the solution considered to be the most favourable and feasible is the merger by incorporation of the Cassa in an unlisted company, wholly-owned by Intesa Sanpaolo and authorised pursuant to art. 14 of TUB (Consolidated Law on Banking).

5.7. Controversies

Any controversy relative to or deriving from the interpretation, validity, effectiveness, execution or dissolution of the Agreement shall be submitted to a College of three arbitrators, one of whom acting as Chairman, appointed by the Chairman of the Court of Bologna, on request of one Party to the Shareholders' Agreement.
The College of Arbitrators will have office in Bologna and will judge according to the law. The arbitration procedure will follow a predetermined ritual.
Any judicial procedure in any case relative to the Agreement and which may not be deferred to arbitration will be taken to the exclusive territorial competence of the Court of Bologna.

6.- SUSPENSION CONDITION

The effectiveness of the Agreement is suspended and conditional upon the execution of the Share swap or the Purchase under the terms and conditions of the Share swap contract.

7.- DURATION OF THE AGREEMENT
The Post share swap Agreement shall remain in force until the third anniversary of the date on which the suspension condition provided for in paragraph 6 above is met.
In any case, the Agreement, even renovated, will lose effectiveness at the date of subscription of the Post Delisting Agreement and will be intended entirely substituted by the latter.

8.- RENOVATION AND CANCELLATION
The Agreement will be tacitly renovated at every expiry date for further three-year periods each, save for the case of written cancellation by one of the Parties to the Shareholders' Agreement received by the other Party to the Shareholders' Agreement at least six months before the relative expiry.

9.- TYPE OF AGREEMENT
The Agreement is of the type provided for by art. 122, par.5, letters a), b), c) and d) of TUF.

10.- DEPOSIT OF THE SYNDICATED SHARES
The Agreement does not contain any obligation as concerns the deposit of Syndicated Shares.

11.- COMPANY REGISTER
The Agreement has been deposited, at the Firenze Company Register on 3rd August 2007.

* * *

4th August 2007

13

N.2 ABSTRACT OF THE SHAREHOLDERS' AGREEMENT WITH THE FONDAZIONI PREPARED PURSUANT TO ARTICLE 122 OF TUF AND ARTICLES 129 AND 130 OF ISSUERS REGULATION

BANCA CR FIRENZE

Shareholders' Agreements relative to Cassa di Risparmio di Firenze S.p.A.

Pursuant to Article 122 of Legislative Decree No. 58 of 24 February 1998, as subsequently integrated and amended ("**TUF**"), and Articles 129 et seq. of the issuer regulation approved with CONSOB resolution of 19 May 1999, as subsequently integrated and amended, the contents are made known of the two consultation agreements signed, respectively, by (i) Ente Cassa di Risparmio di Firenze S.p.A. ("**Ente CRF**") and Fondazione Cassa di Risparmio della Spezia ("**Fondazione CR Spezia**"), in relation to cases in which Ente CRF may exercise its rights or privileges concerning Cassa di Risparmio di Firenze S.p.A. ("**CRF**") which concern or could generate significant consequences for Cassa di Risparmio della Spezia S.p.A. ("**CR Spezia**"), or on the stake held by CRF in the capital of CR Spezia (the "**CR Spezia Shareholders' Agreement**"), and (ii) Ente CRF and Fondazione Cassa di Risparmio di Pistoia e Pescia ("**Fondazione CR Pistoia**"), in relation to cases in which Ente CRF may exercise its rights or privileges concerning CRF which concern or could generate significant consequences for Cassa di Risparmio di Pistoia e Pescia S.p.A. ("**CR Pistoia**"), or on the stake held by CRF in the capital of CR Pistoia (the "**CR Pistoia Shareholders' Agreement**"; jointly with the CR Spezia Shareholder's Agreement, the "**Agreements**", and each an "**Agreement**"). The Agreements, the terms of which are indicated hereafter in detail, are inserted into a more complex transaction in which Intesa Sanpaolo S.p.A. ("**ISP**") and So.Fi.Ba.r. S.p.A. take part, in addition to the Parties (as defined hereafter). This transaction (the "**Swap**"), regulated by a share-swap contract and a shareholders' agreement signed by the parties on 26 July 2007 (the "**Contract**"), provides for, in particular, that Ente CRF, Fondazione CR Spezia, Fondazione CR Pistoia and So.Fi.Ba.r. S.p.A have agreed to transfer to ISP, following the meeting of determined suspensive conditions provided for by the Contract and each insofar as it concerns them, shareholdings totalling 40.324% of CRF's capital, according to terms and conditions provided for by the Contract, the contents of which have been communicated to the market pursuant to Article 122 of the TUF. The reader should therefore refer to what has been communicated to the market pursuant to Article 122 of the TUF for more information relating to the Contract.

A. Companies whose financial instruments are subject to the Agreements

Cassa di Risparmio di Firenze S.p.A., for the sake of brevity also called Banca CR Firenze S.p.A., with registered office in Florence, Via Bufalini no. 4/6, member of the Business Register of Florence, tax code and VAT registration number 04385190485.

B. Adherents to the Agreements

The participants in the Agreements (with reference to each Agreement, the "**Parties**" and each participant a "**Party**") are:

<u>CR Spezia Shareholders' Agreement</u>

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio della Spezia**, a banking foundation with registered office in La Spezia, Via D. Chiodo no. 36.

<u>CR Pistoia Shareholders' Agreement</u>

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio di Pistoia e Pescia**, a banking foundation with registered office in Pistoia, Via De' Rossi no. 26.

C. Shares subject to the Agreements

At the moment that the Agreements come into force (as described in paragraph D.3 that follows), Fondazione CR Spezia and Fondazione CR Pistoia will not have any stake in CRF as a result of the Swap, while in each of the Agreements Ente CRF will hold and vest the stake that will be held by it in CRF on that date, as indicated in the table that follows:

<u>CR Spezia Shareholders' Agreement</u>

Shareholder	Number of ordinary shares vested in the CR Spezia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Spezia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

BANCA CR FIRENZE

CR Pistola Shareholders' Agreement

Shareholder	Number of ordinary shares vested in the CR Pistoia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Pistoia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

D. Content of the Agreement

1. Date of signing and effective date of the Agreement
Each of the Agreements was signed by the relative Parties, through correspondence, on 26 July 2007, but the effectiveness of the same is subject to the condition precedent of the execution of the Swap.

2. Subject of the Agreement
By signing the Agreements, Ente CRF agrees:

(a) with reference to the CR Spezia Shareholders' Agreement, to previously consult with Fondazione CR Spezia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Spezia subsidiary, or on the stake held by CRF in the capital of CR Spezia; and

(b) with reference to the CR Pistoia Shareholders' Agreement, to previously consult with Fondazione CR Pistoia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Pistoia subsidiary, or on the stake held by CRF in the capital of CR Pistoia.

Nonetheless, it is understood and agreed that any opinions and/or the considerations expressed by Fondazione CR Spezia and Fondazione CR Pistoia, respectively, shall not have any binding effect for Ente CRF.

3. Term of the Agreement
Both Agreements will be effective until one of the following dates, whichever comes earlier: (i) 3 (three) years from the effective date of the relative Agreement, and (ii) the date that Ente CRF's stake in CRF's capital falls below 5%. In each case, (A) the CR Spezia Shareholders' Agreement will cease to be effective if Fondazione CR Spezia no longer holds any stake in CR Spezia's capital, or if said company is no longer a subsidiary company of CRF, and (B) the CR Pistoia Shareholders' Agreement will cease to be effective if Fondazione CR Pistoia no longer holds any stake in CR Pistoia's capital, or if said company is no longer a subsidiary company of CRF.

E. Control

None of the Parties will exercise control of CRF, by virtue of the Agreements, pursuant to Article 93 of the TUF.

F. Business Register

The Agreements were filed at the office of the Business Register of Florence on 3 August 2007.

Ente Cassa di Risparmio di Firenze - Fondazione Cassa di Risparmio della Spezia - Fondazione Cassa di Risparmio di Pistoia e Pescia

N.3 ABSTRACT OF THE SHAREHOLDERS' AGREEMENT BETWEEN THE ISSUER AND FONDAZIONE SPEZIA PREPARED PURSUANT TO ARTICLE 122 OF TUF AND ARTICLES 129 AND 130 OF ISSUERS REGULATION

Abstract of the shareholders' agreements communicated to Consob pursuant to art. 122 of Legislative Decree No. 58 of 24 February 1998

On 16 July 2003, Banca CR Firenze S.p.A. (hereafter the "Bank") and Fondazione Cassa di Risparmio della Spezia (hereafter the "Fondazione"), as part of the agreements under which the Bank acquired the controlling stake of Cassa di Risparmio della Spezia S.p.A. (hereafter the "CARISPE"), executed an Investment Agreement (hereafter "the Agreement") which sets forth some points of interest as concerns the role of the Fondazione in the aggregation project of the Banca CR Firenze Group on a federal basis. An abstract of the Agreement was published in Il Sole 24 Ore of 26 July 2003 and an update of its status was published in Milano Finanza of 3 July 2004.

The agreement, which has a five-year duration starting from the date of its entry into force, 16 January 2004, provided, in particular, in addition to the commitment of the Fondazione to subscribe a capital increase of the Bank reserved to the Fondazione, which occurred in June 2004, and the Bank's commitment to favour the designation on the part of the Fondazione of its own representatives to the boards of directors of some of the Bank's subsidiaries, that the Bank made a non-binding commitment (hereafter "the Non-binding Commitment") to favour the appointment to its Board of Directors and the subsequent stay in office of a person designated by the Fondazione. A first step towards the fulfilment of this commitment was made on occasion of the appointment of the Bank's Board of Directors dated 27 April 2006, in consequence of the agreements executed on 12 April 2006 by the Fondazione with Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia and SO.FI.BA.R. S.p.A., abstracts of which were published in Il Sole 24 Ore of 22 April 2006.

Subsequently, on 2 March 2007, the Bank and the Fondazione executed a private agreement having as primary object the acquisition by the Bank of a further stake in the capital of CARISPE and the redefinition of the latter's governance, also updating some terms of the aforementioned Agreement. In particular, as concerns the Non-binding Commitment, which will be effective till 15 January 2009, the mechanism of economic indemnity in favour of the Fondazione initially set forth in case of failure in the appointment to the Bank's Board of Directors or stay in office of a representative is no longer provided for.

The private agreement entered into force as of 4 May 2007, the day of the release of the last authorisation of the competent authorities, upon which it was conditional.

Fondazione Cassa di Risparmio della Spezia – Banca CR Firenze S.p.A.

N.4 TEXT OF THE STATEMENT PREPARED BY THE BOARD OF DIRECTORS OF THE ISSUER, PURSUANT TO ART. 103, PAR. 3, OF TUF AND ART. 39 OF ISSUERS REGULATION

BANCA
CR FIRENZE

MANDATORY TAKEOVER BID ON ORDINARY SHARES

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Notice issued by Cassa di Risparmio di Firenze S.p.A. pursuant to article 103, sub-section 3, Legislative Decree no. 58 of 24 February 1998 and article 39 of the Regulation approved by CONSOB by Resolution no. 11971 of 14 May 1999, as amended

At the meeting held on 25 February 2008 and for the purpose of preparation of the notice pursuant to article 103, sub-section 3, Legislative Decree no. 58 of 24 February 1998 ("**Consolidated Law on Finance**") and article 39 of the Regulation approved by CONSOB by Resolution no. 11971 of 14 May 1999, as amended ("**Regulation on Issuers**"), the board of directors of Cassa di Risparmio di Firenze S.p.A. ("**CR Firenze**" or "**Issuer**") examined, *inter alia*, the takeover bid document filed with CONSOB on 18 February 2008 ("**Takeover Bid Document**"), prepared by shareholder Intesa Sanpaolo S.p.A. ("**Intesa Sanpaolo**" or "**Bidder**") in relation to the full mandatory takeover bid made by the Bidder and concerning a total of 255,569,436 ordinary shares of the Issuer, amounting to 30.835% of the related share capital ("**Bid**").

At that meeting, during which mandate was also conferred upon the CR Firenze Chairman to amend and integrate this Notice as required by CONSOB, also in relation to the content of the Takeover Bid Document, the following board members of CR Firenze were present or attended via videoconferencing: Aureliano Benedetti - Chairman, Piero Antinori – Deputy Chairman, Sergio Ceccuzzi, Alessio Colomeiciuc, Massimo Mattera, Giuseppe Morbidelli, Antonio Patuelli, Giuseppe Spadafora, Francesco Taranto and Riccardo Varaldo. Members Jean Clamon and Federico Vecchioni were justified absent. The Board of Statutory Auditors was represented by auditors Marco Sacconi and Francesco Mancini. The Chairman Vieri Fiori was justified absent.

In accordance with the provisions of art. 2391 of the Italian Civil Code, the Chairman and board member Mattera informed the other board members and the Board of Statutory Auditors of their position as parties with a potential conflict of interest in the matter in hand, as both are directors of a company of the Intesa Sanpaolo Group, more precisely of the Banca IMI in both cases. The Board, after having acknowledged said information, considered in any event that issue of the Issuer's notice is necessary pursuant to applicable law, that the fairness opinions received from the advisors confirm the fairness of the price offered to investors other than the Bidder and by the Ente Cassa di Risparmio di Firenze ("**Ente Firenze**"), and that Intesa Sanpaolo has already acquired an absolute majority of the share capital of the Issuer as a result of the Share Swap (as defined later in this document) and in such a context this notice has no bearing on decisions regarding control of the Company.

In its assessment, the CR Firenze board of directors considered the notices issued on 25 and 27 July 2007 by shareholders Ente Firenze and Intesa Sanpaolo, further notices issued by the latter on 29 January 2008 and 1 February 2008, extracts from the CR Firenze shareholders' agreements published on 4 August 2007, the Takeover Bid Document and the fairness opinions released by financial advisors Merrill Lynch International and Lehman Brothers regarding the price suggested by Intesa Sanpaolo for each CR Firenze ordinary share involved in the Bid.

Having acknowledged the work performed by the financial advisors and the related fairness opinions, the CR Firenze board of directors expressed its opinion in favour of the Bid, considering the unit price of 6.735 euro to be fair for each ordinary CR Firenze share offered for subscription as part of the Bid, and gave its approval for this notice. The Board of Statutory Auditors acknowledged the resolution of the CR Firenze board of directors with regard to assessment of the Bid, without observations.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carfirenze.it

Key information regarding the Takeover Bid

In order that CR Firenze shareholders may formulate a reasoned opinion on the Bid, certain information regarding the Bid, as indicated in the Takeover Bid Document, is provided below. The CR Firenze board of directors considers it important to emphasise that, in any event, for a more complete understanding of the terms and conditions of the Takeover Bid, reference should be made solely to the Takeover Bid Document published following the authorisation released by CONSOB in accordance with current law.

The Bidder

The Bid was put forward by Intesa Sanpaolo, joint stock company and Parent of the Intesa Sanpaolo Banking Group, with registered office at Piazza San Carlo 156, Torino and secondary head office at Via Monte di Pietà 8, Milan. The Bidder, registered as no. 00799960158 on 5 January 2007 with the Register of Companies of Torino, has fully paid-up share capital of 6,646,547,922.56 euro, comprising 12,781,822,928 shares with a par value of 0.52 euro each, of which 11,849,332,367 are ordinary shares and 932,490,561 are non-convertible savings shares. Below is a list of parties who, as at 3 March 2008, possess a shareholding of more than 2% in the Bidder's share capital:

Shareholder	No. of ordinary shares	% of ordinary capital
Compagnia di San Paolo	943,225,000	7.960 %
Carlo Tassara S.p.A.	698,708,241	5.896 %
Crédit Agricole S.A.	659,781,237	5.568 %
Assicurazioni Generali	601,411,667	5.075 %
Fondazione Cariplo	554,578,319	4.680 %
Fondazione C.R. Padova e Rovigo	545,264,450	4.602 %
Ente Cassa di Risparmio di Firenze	400,287,395	3.378 %
Fondazione C.R. in Bologna	323,334,757	2.729 %
Giovanni Agnelli e C. S.a.p.A.	289,916,165	2.447 %

Nature of the Bid

As indicated in the Takeover Bid Document, the Bid relates to a *full mandatory takeover bid* as required under art. 102, art. 106 sub-section 1 and art. 109 sub-sections 1 and 2, of the Consolidated Law on Finance.

Content of the Bid

The Takeover Bid involves 255,569,436 ordinary CR Firenze shares of a par value of 1 euro each, entitlement date 1 January 2007, i.e. the sum total of ordinary shares of the Issuer issued as at the date of publication of the Takeover Bid Document, less the 573,266,581 ordinary shares of the Issuer held as at that date by the Bidder and by Ente Firenze. The shares correspond to 30.835% of the Issuer's share capital.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carfirenze.it

BANCA CR FIRENZE

Target of the Bid

The Takeover Bid relates solely to the Italian market, the only market on which the Issuer's shares are listed, and is targeted on an equal terms basis to all CR Firenze shareholders. Subscription to the Bid by parties resident in countries other than Italy may be subject to specific obligations or restrictions of a legal or regulatory nature. The Takeover Bid is not promoted, nor shall be promoted, either directly or indirectly, in the United States, Australia, Japan, Canada or any country outside Italy in which such a promotion would require approval from the competent authorities in those countries or would be in violation of local laws or regulations (referred to jointly as "**Other Countries**"). Likewise, any subscription, either direct or indirect, from the United States, Canada, Japan, Australia or Other Country in which such a subscription violates local law, will be deemed invalid or without effect.

Subscription period

The Bid subscription period, agreed with Borsa Italiana, will begin at 08:00 hours on 10 March 2008 and will end, unless extended, at 17:30 hours on 1 April 2008. The Bidder will issue notice of any extension to the Bid subscription period by the means indicated in art. 37, sub-section 5 of the Regulation on Issuers.

Bid price

To each subscriber to the Bid, the Bidder will pay a cash sum of 6.735 euro cum dividend, i.e. including the coupon relevant to any Issuer dividend for the 2007 financial year, for each CR Firenze share offered for subscription as part of the Bid.

In this respect it should be mentioned that any Issuer dividend matured as at 31 December 2007 could be distributed prior to the payment date of the bid price and/or completion of procedures relating to any mandatory squeeze-out pursuant to art. 108, sub-sections 1 and 2 of the Consolidated Law on Finance and/or any right of squeeze-out pursuant to art. 111 of said law. Therefore, as part of both the Takeover Bid and of any procedure relating to mandatory squeeze-out pursuant to art. 108, sub-sections 1 and 2 of the Consolidated Law on Finance and/or the right of squeeze-out pursuant to art. 111 of said law, for the purpose of observing the principle of equal treatment, the Bidder will offer the following alternatives to parties in receipt of the Bid:

- to deliver shares cum dividend (i.e. including the coupon relating to any Issuer dividend for the 2007 financial year), against payment of the sum of 6.735 euro;
- to deliver shares ex dividend (i.e. excluding the coupon relating to any Issuer dividend for the 2007 financial year), against payment of the sum of 6.735 euro less the amount of any dividend collected by the shareholder.

Please note the Board of Directors of the Issuer, which convened on 3 March 2008, resolved to present a proposal to the Annual General Shareholders' Meeting, to be held on 10 April 2008, relative to the payout of a dividend of Euro 0.13 per share. As disclosed in the Issuer's 3 March 2008 press release, the dividend shall be paid on 29 May 2008, following the n.2 coupon cutoff scheduled on 26 May 2008.

In accordance with provisions of the Consolidated Law on Finance, as the Takeover Bid is mandatory, said amount cannot be less than the highest price paid by the Bidder (and by persons acting in concert with the Bidder) for the purchase of ordinary shares of the Issuer in the twelve months prior to the notice pursuant to article 102, sub-section 1 of the Consolidated Law on Finance.

To identify the highest price paid by the Bidder, it must be mentioned that Intesa Sanpaolo acquired control of the Issuer by law on 29 January 2008 by means of a share swap involving a total of 398,904,617 of its

own ordinary shares in exchange for a total 334,090,969 ordinary CR Firenze shares held by Ente Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio della Spezia and SO.FI.BA.R (Società Finanziaria delle Banche Romagnole S.p.A.), amounting to 40.3% of the Issuer's share capital (**"Share Swap"**). As a result of the Share Swap and the shareholding held previously, Intesa Sanpaolo became overall holder of approximately 58.9% of the Issuer's share capital.

The Share Swap was implemented on the basis of a swap ratio of 1.194 ordinary Intesa Sanpaolo shares for every ordinary CR Firenze share cum dividend (i.e. including the coupon relating to any Issuer dividend for the 2007 financial year), calculated on the simple arithmetic average of stock market reference prices for ordinary Issuer and Intesa Sanpaolo shares recorded in the three month period 6 December 2006 to 5 March 2007 inclusive (the final day of stock market trading prior to press reports of the first rumours regarding the transaction), respectively amounting to 4.49 euro and 5.64 euro. For swap ratio calculation purposes, the simple arithmetic average of prices of the Issuer share was then increased by a 50% premium (from 4.49 euro to 6.735 euro), attributable to the transfer of control of the Issuer to Intesa Sanpaolo. The price of 6.735 euro therefore represents the highest price paid by the Bidder and/or Ente Firenze for the purchase of ordinary Issuer shares in the twelve months prior to 25 July 2007, i.e. the date on which both the Share Swap transaction and the essential terms of the Takeover Bid were first disclosed to the market, pursuant to art. 66 of the Regulation on Issuers. It should therefore be stated that in the period between 25 July 2007 and the Share Swap execution date (i.e. 29 January 2008), the Bidder and Ente Firenze did not purchase Issuer shares at a price higher than the Bid price.

Date and terms of payment of the Bid price

The Bid price will be paid to subscribers to the Takeover Bid, with simultaneous transfer of ownership of the shares cum dividend, i.e. including the coupon relating to any Issuer dividend for the 2007 financial year, on the third day of stock market trading following the end of the Takeover Bid subscription period, and therefore, unless the period is extended or the Bid is amended in compliance with current laws or regulations, on 4 April 2008 (**"Payment Date"**). Payment of the Bid price will be in cash and made by the Bidder to the traders responsible for the collection of subscriptions, and thereafter by said traders to the depositary intermediaries for credit to the accounts of parties (or their proxies) subscribing to the Bid, in compliance with instructions given by the parties.

Takeover Bid financing

The Takeover Bid envisages a maximum payment of 1,721.26 million euro and the Bidder has declared that commitments deriving from the Takeover Bid will be met solely from its own funds.

Guarantees of full compliance

The Bidder envisages a maximum payment of 1,721.26 million euro in relation to payment of the price of shares expected to be subscribed as part of the Takeover Bid (**"Maximum Payment"**), calculated on the sum total of shares cum dividend (i.e. including the coupon relating to any Issuer dividend for the 2007 financial year) concerned, if all parties with due title should subscribe to the Bid.

With regard to said financial commitment, the Bidder has deposited bonds issued by the Republic of Italy in euro, owned by the Bidder, as guarantee for payment of the Bid price, with a total market value equal to the Maximum Payment plus approximately 5%, with Banca Fideuram S.p.A. The Bidder has also authorised the appointed intermediary to sell the aforementioned bonds, with revenues destined to the Takeover Bid should the Bidder fail to make sufficient funds available by other means.

Conditions of validity of the Bid

Given its mandatory nature pursuant to article 106, sub-section 1, and article 109, sub-sections 1 and 2 of the Consolidated Law on Finance, the Bid is not subject to any condition of validity. Specifically, the Bid is not conditioned to reaching a minimum subscription threshold and is aimed, to the extent specified in the Takeover Bid, to all shareholders of the Issuer, without discrimination and under equal terms.

Declarations of the Bidder in reference to mandatory squeeze-out, pursuant to art. 108, subsection 2 of the Consolidated Law on Finance

Should the Bidder and Ente Firenze - considered jointly pursuant to art. 109, sub-sections 1 and 2 of the Consolidated Law on Finance - become holders as a result of subscriptions to the Takeover Bid and any additional purchases made outside the scope of the Bid, during the period of the Takeover Bid, of more than 90% (or other percentage established by CONSOB, after consulting Borsa Italiana pursuant to art. 112 of the Consolidated Law on Finance), but less than 95% of the Issuer's share capital, the Bidder declares as of now, also on behalf of Ente Firenze, its intention not to restore sufficient float to guarantee regular price performance and to exercise squeeze-out on Issuer shares outstanding. The resulting joint obligation upon both Intesa Sanpaolo and Ente Firenze to purchase shares not offered for subscription to the Bid by any party submitting request, pursuant to article 108, sub-section 2 of the Consolidated Law on Finance, will be met solely by the Bidder.

In accordance with article 108, sub-section 3 of the Consolidated Law on Finance, mandatory squeeze-out pursuant to art. 108, sub-section 2 of said law will be executed by the Bidder, by payment of a unit price of 6.735 euro cum dividend (i.e. including the coupon relating to any Issuer dividend for the 2007 financial year) in cash for each share concerned, that is a price equal to that of the Bid price.

The Bidder will complete the mandatory squeeze-out pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance by reopening the terms of the Takeover Bid, as indicated under art. 108, sub-section 6 of said law.

In a special paragraph of the notice regarding the results of the Takeover Bid - to be published pursuant to art. 41, sub-section 5 of the Regulation on Issuers - in relation to the completion of mandatory squeeze-out pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance, the Bidder will indicate whether on completion of the Takeover Bid the legal grounds for application of art. 108, sub-section 2 of said law have been met. If positive, indications will provided at the same time in relation to: (*i*) the residual number of Shares (in absolute and percentage terms); (*ii*) the date and method of publication of the supplementary payment notice, indicating the terms and conditions under which the Bidder will complete the acquisition pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance.

Lastly, it should be mentioned that, if grounds for mandatory squeeze-out pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance are confirmed, in accordance with current regulations (where considered applicable) Borsa Italiana will arrange for the delisting of Issuer shares from the MTA market as from the first day of stock market trading following conclusion of the mandatory squeeze-out procedures pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance. Consequently, any party still in possession of Issuers shares would become holders of financial instruments not listed on any regulated market, and would therefore find it difficult to dispose of their investment in the future.

Declarations of the Bidder in relation to mandatory squeeze-out pursuant to art. 108, sub-section 1 of the Consolidated Law on Finance and to the intention to exercise the right of squeeze-out pursuant to art. 111 of the Consolidated Law on Finance

Should the Bidder and Ente Firenze – considered jointly pursuant to art. 109, sub-sections 1 and 2 of the Consolidated Law on Finance – become holders as a result of subscriptions to the Takeover Bid and any additional purchases made outside the scope of the Bid, during the period of the Takeover Bid, and/or in fulfilment of a mandatory squeeze-out in accordance with art. 108, sub-section 2 of the Consolidated Law on Finance, of a shareholding of at least 95% of the Issuer's share capital, the Bidder declares as of now its intention to exercise the right of squeeze-out on any shares still outstanding (obviously excluding any CR Firenze shares held by Ente Firenze) pursuant to art. 111 of the Consolidated Law on Finance ("**Right of Squeeze-out**").

Should the grounds for exercise of said Right of Squeeze-out be confirmed, the Bidder will disclose the fact in the notice containing the results of the Takeover Bid as required by current law.

If such legal grounds are confirmed, the Bidder will exercise the Right of Squeeze-out in the shortest time possible as may be required to meet necessary commitments, e.g. within approximately 15 days of stock market trading from the Payment Date, i.e. the date of payment of the Bid price as part of the procedure relating to mandatory squeeze-out procedures pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance.

The Right of Squeeze-out will be exercised at a unit price in cash for each Issuer share involved (established in accordance with art. 111, sub-section 2, and art. 108, sub-section 3 of the Consolidated Law on Finance) of 6.735 euro cum dividend (i.e. including the coupon relating to any Issuer dividend for the 2007 financial year), and therefore equal to the Bid price.

In the event of exercise of the Right of Squeeze-out, transfer of the Issuer shares, pursuant to art. 111, sub-section 3 of the Consolidated Law on Finance, will take effect from the time of issue of notice to the Issuer that the purchase price has been deposited by the Bidder with a bank appointed for this purpose. At the same time, the Issuer will arrange the recording of related details in the shareholders' register. It should also be specified that, pursuant to art. 2949 of the Italian Civil Code, on expiry of the fifteen-day time limit from deposit of the purchase price, the Bidder will have the right to claim reimbursement of sums duly deposited but not collected by the parties entitled to do so, without prejudice to the provisions of art. 2941 et seq of the Italian Civil Code.

It should furthermore be specified that, if the Bidder and Ente Firenze – considered jointly pursuant to art. 109, sub-sections 1 and 2 of the Consolidated Law on Finance – become holders as a result of subscriptions to the Bid and any purchase made outside the scope of the Bid, during the period of the Takeover Bid, and/or in fulfilment of mandatory squeeze-out pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance of a shareholding amounting to at least 95% of the Issuer's share capital, in accordance with art. 108, sub-section 1, and art. 109, sub-sections 1 and 2 of the Consolidated Law on Finance, the Bidder and Ente Firenze will be jointly liable to purchase any shares not offered for subscription to the Bid by any party submitting request. Mandatory squeeze-out pursuant to art. 108, sub-section 1 of the Consolidated Law on Finance is based on the same grounds as the Right of Squeeze-out, and the price payable to shareholders with regard to said mandatory squeeze-out is the same as the price payable in the event of exercise of the Right of Squeeze-out. Thus stated and given that, if such legal grounds are confirmed, the Bidder will exercise the Right of Squeeze-out in the shortest time possible as may be required to meet necessary commitments, e.g. within approximately 15 days of stock market trading from the Payment Date (i.e. the date of payment of the Bid price as part of the procedure relating to mandatory squeeze-out procedures pursuant to art. 108, sub-section 2 of the Consolidated Law on Finance), mandatory squeeze-out pursuant to art. 108, sub-section 1 of the Consolidated Law on Finance will be executed by the Bidder under the same procedure as for the exercise of the Right of Squeeze-out.

It should be mentioned that, if grounds subsist for exercise of the Right of Squeeze-out, Borsa Italiana, pursuant to art. 111, sub-section 2 of the Consolidated Law on Finance, in accordance with current regulations (where considered applicable), will arrange for the delisting of Issuer shares from the MTA

market as from the second day of stock market trading following publication of the notice relating to deposit of the squeeze-out price pursuant to art. 111, sub-section 3 of the Consolidated Law on Finance.

Justification of the Bid

In accordance with statements made in the Takeover Bid Document, the acquisition of control of CR Firenze will allow Intesa Sanpaolo to significantly strengthen its competitive position in the five regions of Central Northern Italy where the branch network of the Issuer is concentrated, especially in Tuscany.

Future plans of the Bidder with regard to the Issuer and its Group

Provided below is a summary of the future plans of the Bidder with regard to the Issuer and its group, as described in the Takeover Bid Document, to which reference should be made for a more reasoned assessment.

Integration of the Issuer and its subsidiaries into the Intesa Sanpaolo Group must be implemented in observance of and consistent with the guidelines, shared and agreed between Intesa Sanpaolo and Ente Firenze in the Post-Share Swap Agreement (as defined below), which constitute the basis of the future business plan of the Issuer (**"Business Plan"**) to be approved by the Board of Directors by the ninetieth day following appointment of the new Board of Directors or integration of the current Board of Directors of the Issuer.

Said agreements envisage that the business plan to be adopted by the Issuer will be prepared in consideration of the role attributed to the Issuer, i.e. as sub-holding for Central Italy and with the mission of management and coordination, on behalf of the parent bank Intesa Sanpaolo, of the commercial banks controlled by the Cassa and by Intesa Casse del Centro S.p.A. (**"ICC"**).

CR Firenze, within the framework of the Territorial Bank model, will have exclusive control in Tuscany and Umbria, added to which will be eastern Liguria (La Spezia province), Viterbo province, Ascoli province and the Fano area, remaining implicit the fact that should the territorial presence in the Marche region prove instrumental to other aggregation processes of the Intesa Sanpaolo Group, this region will be separated from the geographic area pertaining to CR Firenze. The shareholding of Intesa Sanpaolo in ICC, together with the branches and business units of the group in the relevant geographic area will be transferred to CR Firenze, at market value and under terms yet to be defined.

In addition, CR Firenze will retain its current presence in Emilia Romagna, Rome and Rome province. Following the integration of ICC, CR Firenze will be the eighth largest bank in Italy with around 900 branches (subject to any Antitrust action).

CR Firenze will be responsible for the management and coordination - on behalf of the parent bank and within its general policy framework - of commercial banks in the reference area.

According to the Territorial Bank model, CR Firenze will operate within its geographic perimeter in a manner consistent with the guidelines and in observance of provisions formulated by the parent bank. There will be a direct relationship between the General Manager of Intesa Sanpaolo's Territorial Bank Division and the General Manager of CR Firenze. This relationship will be integrated by functional relations between the CR Firenze and Intesa Sanpaolo structures. Within the general policy framework of the Intesa Sanpaolo Group, CR Firenze will retain its own trademarks and its commercial and credit facility independence, aligned with the Group model. The specialist Group structures will be used for corporate finance, investment banking, public finance, asset management and private banking activities. A centre of excellence will be set up in Tuscany to serve the Group.

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carfirenze.it

Stable pre-tax synergies of around 185 million euro, 65% of which from costs and 35% from revenues are expected (in 2010), respectively amounting to approximately 20% of CR Firenze's costs and around 6% of revenues in 2006. A lump sum integration cost of approximately 185 million euro is also envisaged.

Shareholdings owned by directors of the Issuer and Issuer's own shares

As at the approval date of this notice, CR Firenze directors currently in office declare the following direct and indirect shareholdings in the bank and its parent bank Intesa Sanpaolo.

It should also be specified that, as at the approval date of this notice, no share incentive schemes in favour of the Issuer's directors have been agreed by CR Firenze control bodies.

No director proves to be a shareholder in CR Firenze subsidiaries.

Board member	No. of CR Firenze shares and means of ownership	No. of ordinary Intesa Sanpaolo shares and means of ownership	No. of Intesa Sanpaolo savings shares and means of ownership
Aureliano BENEDETTI	-	-	-
Piero ANTINORI		15,575 *(via a subsidiary)*	
Sergio CECCUZZI	-	-	-
Jean CLAMON	-	1,650 in person and 934 spouse *(both via asset management)*	-
Alessio COLOMEICIUC	-	-	-
Massimo MATTERA	-	2,267	-
Giuseppe MORBIDELLI	-	-	-
Antonio PATUELLI	-	-	-
Giuseppe SPADAFORA	-	-	-
Francesco TARANTO			
Riccardo VARALDO	-	-	-
Federico VECCHIONI	1,765	-	-

Information on the Shareholders' Agreements under article 122 of the TUF (Italian consolidated law on finance) concerning the shares of the Issuer

The Post-Exchange Agreement

Upon the execution of the Exchange, the so called post-exchange agreement, entered into on 26 July 2007 by Intesa Sanpaolo and Ente Firenze, came into effect (**"Post-Exchange Agreement"**), in accordance with the provisions of art. 122 of the TUF. The Post-Exchange Agreement, as subsequently updated, has been duly notified to CONSOB and to the market in compliance with applicable legal and regulatory provisions.

The Post-Exchange Agreement is focused on the beneficial interests held by Intesa Sanpaolo and Ente Firenze in the Issuer, i.e. no. 573,266,581 ordinary shares in CR Firenze, representing 69.165% of the share capital issued as of the date of this notice.

The main contents of the Post-Exchange Agreement relate to the adoption of new by-laws, the corporate governance regulations and the new business plan of the Issuer. For a more detailed discussion of these issues, please refer to the abstract of the Post-Exchange Agreement published on 4 August 2007, and to the subsequent updates published on 8 February 2008 and 2 March 2008, as well as to the contents of the takeover bid.

It should be noted that Intesa Sanpaolo holds the legal control of the Issuer and it is able to exercise a dominant influence on the latter, even though it granted to Ente Firenze, by virtue of the Post-Exchange Agreement, certain protections typical of a qualified minority shareholder, including, but not limited to, (i) the possibility to appoint its own representatives to the Board of Directors of the Issuer, including the Chairman, (ii) the right of veto with regard to certain issues which specifically lie within the scope of the meeting of the shareholders and of the Board of Directors (including, but not limited to, extraordinary transactions, change of the name, object and registered office of the Issuer) and (iii) the possibility to exercise pre-emption rights under certain, previously agreed upon, circumstances. Furthermore, the Post-Exchange Agreement provides for a put option by virtue of which Ente Firenze has the right to sell to Intesa Sanpaolo all (and not only part of) the shares of the Issuer held by Ente Firenze at the moment of the exercise of such option. The Post-Exchange Agreement has a three year term, and shall be automatically renewed until terminated by any one of the parties and, regardless of its expected maturity, the Post-Exchange Agreement shall become ineffective following the delisting of the Issuer (delisting which, as specified in the Post-Exchange Agreement, constitutes the common objective and interest of both Intesa Sanpaolo and Ente Firenze) and, following the consequent inapplicability of the regulations governing listed companies, it shall be superseded by the appropriate "Post-Delisting Agreement" (the draft of which is enclosed to the Post-Exchange Agreement) which shall govern the relationship between the two parties, as shareholders of CR Firenze, after its delisting.

Agreements entered into by Ente Firenze, on the one side, and Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio di Pistoia e Pescia

On 26 July 2007 two consultation agreements were entered into, by (i) Ente Firenze and Fondazione Cassa di Risparmio della Spezia, and (ii) by Ente Firenze and Fondazione Cassa di Risparmio di Pistoia e Pescia, respectively.

By subscribing to these agreements, Ente Firenze undertakes:

(a) as regards the shareholders' agreement with Cassa di Risparmio della Spezia, to consult in advance the homonymous Fondazione in any case when Ente Firenze exercises its rights or its privileges regarding any decision connected to CR Firenze and related to, or which might significantly affect, the subsidiary Cassa di Risparmio della Spezia, or the beneficial interest held by CR Firenze in the share capital of the latter; and

(b) as regards the shareholders' agreement with Cassa di Pistoia e Pescia, to consult in advance the homonymous Fondazione in any case when Ente Firenze exercises its rights or its privileges regarding any decision connected to CR Firenze and related to, or which might significantly affect, the subsidiary Cassa di Risparmio di Pistoia e Pescia, or the beneficial interest held by CR Firenze in the share capital of the latter.

It is, however, understood that any opinion and/or consideration expressed by Fondazione Cassa di Risparmio della Spezia and Fondazione Cassa di Risparmio Pistoia e Pescia, respectively, shall in no way be binding on Ente Firenze.

Both shareholders' agreements shall remain in force until the earlier of the following dates: (i) 3 (three) years from the effective date of the relevant agreement with the Fondazioni, and (ii) the date when the

BANCA CR FIRENZE

beneficial interest of Ente Firenze in the share capital of CR Firenze drops below 5%. In any case, (A) the shareholders' agreement entered with Cassa di Risparmio della Spezia shall terminate in the event that the homonymous Fondazione will no longer hold any beneficial interest in the share capital of Cassa di Risparmio della Spezia, or when such company will cease to be a subsidiary of CR Firenze; and (B) the shareholders' agreement entered with Cassa di Risparmio di Pistoia e Pescia shall terminate in the event that the homonymous Fondazione will no longer hold any beneficial interest in the share capital of Cassa di Risparmio di Pistoia e Pescia, or when such company will cease to be a subsidiary of CR Firenze.

The aforementioned agreements (duly notified to CONSOB and to the market under the applicable provisions of the TUF and of the Regulations on Issuers, and filed with the Companies Register of Florence on 3 August 2007, the abstract of which has been published on "Il Sole 24 Ore" dated 4 August 2007) became effective on 28 January 2008, upon the execution of the Exchange. The occurrence of the execution of the Exchange and the subsequent effectiveness of the agreements were notified to CONSOB, and the relevant information was released to the public through an advertisement published in the newspaper "Il Sole 24 Ore" on 8 February 2008.

Finally, it is hereby specified that, in accordance with the abstracts of the shareholders' agreements related to the Issuer and published in compliance with the provisions of art. 122 of the TUF, a further agreement is effective between the Issuer and the Fondazione Cassa di Risparmio della Spezia, which was entered into on 16 July 2003 within the context of the acquisition by the Issuer of the controlling interest in Cassa di Risparmio della Spezia. This agreement - an abstract of which was published in "Il Sole 24 Ore" on 26 July 2003 - has a five year term starting from date of its entry into force (i.e. 16 January 2004) and establishes, in particular, in addition to the undertaking assumed by Fondazione Cassa di Risparmio della Spezia for the subscription of a capital increase of the Issuer which was reserved to the Fondazione itself (which took place in June 2004), and in addition to the undertaking assumed by the Issuer to favour the designation by the Fondazione della Cassa di Risparmio della Spezia of its own representatives to the management bodies of certain subsidiaries of the Issuer, a non binding undertaking by the Issuer itself to favour the appointment to its Board of Directors, and the subsequent permanence in office, of a person designated by the Fondazione Cassa di Risparmio della Spezia. Afterwards, on 2 March 2007, the Issuer and Fondazione Cassa di Risparmio della Spezia entered into a private agreement according to which they agreed that such non binding undertaking remains effective until 15 of January 2009, cancelling, however, all the provisions concerning the economic indemnity mechanism initially agreed in favour of Fondazione Cassa di Risparmio della Spezia in the event of failure to appoint or confirm in office one of its representatives in the Board of Directors of the Issuer. Finally, on 1 August 2007, following the agreement on the Exchange, which provided for the exit of Fondazione Cassa di Risparmmio della Spezia from the share capital of CR Firenze, the director designated by the Fondazione (and appointed in April 2006), and precisely its Chairman, resigned from office. The Fondazione Cassa di Risparmio della Spezia has not expressed the intention to enforce the clause of the non binding undertaking with reference to the non permanence in office of its designee, nor has it required the application of the indemnity clause which, as outlined above, is no longer effective.

Information on directors, auditors and general managers remuneration

The following table, prepared in accordance with the same criteria adopted in the preparation of the financial statements of the Issuer as at 31 December 2007, shows the remuneration received, on any accounts and in any forms, by members of the management bodies and by the general manager of the Issuer, with reference to the period 1 January - 31 December 2007. As regards these persons, as at the date of this notice, there were no resolutions which significantly modify the relevant emoluments.

	Position	Emoluments for the	Non monetary	Bonuses and other	Other remuneration

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carfirenze.it

BANCA CR FIRENZE

		position	benefits	incentives	•
Aureliano BENEDETTI	Chairman	591,900	2,781	2,000,000	41,300
Piero ANTINORI	Vice Chairman	210,700	2,174		
Pio BUSSOLOTTO	Member of Board and EC	91,300	2,174		
Massimo MATTERA	Member of Board and EC	91,300	2,174		
Giuseppe MORBIDELLI	Member of Board and EC	92,200	2,174		6,120
Giuseppe SPADAFORA	Member of Board and EC	92,200	2,174		
Sergio CECCUZZI	Director	60,000	3,427		153,200
Jean CLAMON	Director	42,100	2,174		
Alessio COLOMEICIUC	Director	43,600	2,174		
Matteo MELLEY	Director	29,667	1,201		11,040
Antonio PATUELLI	Director	43,900	5,008		90,850
Francesco TARANTO	Director	88,600	2,174		
Riccardo VARALDO	Director	43,900	2,174		
Federico VECCHIONI	Director	52,700	2,174		
Vieri FIORI	Chairman of the Board of Auditors				
	Standing auditor	60,693	2,891		47,431
Domenico MURATORI	Standing auditor				
	Chairman of the Board of Auditors	75,514	2,174		
Marco SACCONI	Standing auditor	53,382	5,649		74,626
Angelo FALBO	Alternate auditor	0	0	0	0
Francesco MANCINI	Alternate auditor	0	5,683		99,125
Guido SANSONI	Alternate auditor	0	0	0	0
Lino MOSCATELLI	General Manager	447,277	14,941	1,303,291	31,200
TOTAL		2,210,933	65,495	3,303,291	554,892

Remarks As regards the directors, the item "Emoluments for the position" includes also any compensation for special duties of an uninterrupted nature, under art. 2389, sub-section 3 of the Italian Civil Code. "Other Remunerations" is comprised, mainly, by emoluments and attendance fees related to positions held with subsidiaries. "Non monetary benefits", as regards directors and auditors, is comprised mainly of insurance policies for R.C. (Liability insurance) and accident insurance.

BANCA CR FIRENZE

Significant events occurred after the approval of the consolidated Quarterly Report as at 30 September 2007

On 29 January 2008, after the completion of the authorisation process related to the agreements entered into on 27 July 2007, Intesa Sanpaolo proceeded with the Exchange. Following the Exchange, and in consideration of the shareholding previously held, Intesa Sanpaolo is now holding, in aggregate, 58.9% of the share capital of the Issuer, thus acquiring the control of CR Firenze, and has notified its intention to launch the Bid.

In light of the foregoing, on 30 January 2008, Moody's Investor Service and Fitch Ratings updated their ratings assigned to CR Firenze as reported in the following table:

	Long term	Previous	Short term	Previous	Support	Previous
Moody's Investor Service	Aa3	A1	P1	P1	---	---
Fitch Ratings	A	A-	F1	F2	1	3

Furthermore:
- Moody's Investor Service confirmed as "C" its Bank Financial Strength Rating, with a stable outlook, pending the effective integration with the Intesa Sanpaolo Group;
- Fitch Ratings resolved to keep on "watch" - watch positive – its rating of the long and short term debts, pending the completion of the public tender offering, confirming as "C" the individual rating.

Information on recent performance and outlook of the Issuer

During the first nine months of 2007, the CR Firenze Group achieved some impressive results in economic, assets and financial terms, within a context of strong focus on a better and more efficient capital allocation, risk management and value creation. The quarterly report as at 30 September 2007 shows an increase in the consolidated net profit, net of the effects of the extraordinary transactions completed during the third quarter of last year, of 12.5% to reach 153 million euro. This result was achieved thanks to net operating profit of 318 million euro (+14.8%) and through a pre-tax income from current operations up 15.2% to 295 million euro.

Following you will find the schedules of the income statement and balance sheet related to the period 1 January – 30 September 2007, certain information on the operating structure and some financial statement indicators useful for the assessment of the operations. As regards the performance of the company in the last quarter of 2007, it is worth reminding that the Board of Directors of the Issuer shall approve the draft financial statement for the financial year 2007 and the consolidated 2007 financial statement during its meeting on 3 March 2008, and that the results reported therein are expected to be substantially in line with those registered in the first nine months of 2007.

Please note the Issuer will disclose the drafts of the 2007 company financial statements and the 2007 consolidated financial statements on 21 March 2008. For further information, consult the press release distributed by the Issuer on 3 March 2008 on the subject of the Issuer's 2007 financial results.

BALANCE SHEET DATA

(Figures in millions of euro)	30.09.2007	30.06.2007 (1)	Variation	Var. %
ASSETS				
Cash and cash on hand	**200**	**197**	**3**	**1.5%**

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Financial Assets	**26,685**	**26,300**	**385**	**1.5%**
Loans	21,254	21,281	-27	-0.1%
- amounts owing by banks	1,450	1,714	-264	-15.4%
- customer loans	19,804	19,567	237	1.2%
Negotiable financial assets	5,418	5,008	410	8.2%
- financial assets held for trading	295	249	46	18.5%
- financial assets designated at fair value	1,671	1,563	108	6.9%
- financial assets available for sale	3,452	3,196	256	8.0%
Hedging derivatives	13	11	2	18.2%
Fixed assets	**1,353**	**1,331**	**22**	**1.7%**
Equity investments	382	382	0	0.0%
Property and equipment and intangible assets	971	949	22	2.3%
Tax assets	**252**	**252**	**0**	**0.0%**
Other Assets	**391**	**324**	**67**	**20.7%**
Total assets	**28,881**	**28,404**	**477**	**1.7%**
LIABILITIES				
Financial liabilities	**23,687**	**23,326**	**361**	**1.5%**
Financial amounts payable	22,575	21,591	984	4.6%
- amounts owing to banks	4,316	3,435	881	25.6%
- customer deposits	11,764	11,696	68	0.6%
- outstanding securities	6,495	6,460	35	0.5%
Financial Liabilities Held for Trading	97	83	14	16.9%
Financial liabilities designated at fair value	982	989	-7	-0.7%
Hedging derivatives	33	48	-15	-31.3%
Liabilities relating to assets transferred but not written-off	-	615	-615	-100.0%
Agreements to re-purchase treasury shares	**120**	**120**	**0**	**0.0%**
Net value adjustments/write-backs on property and equipment	**183**	**132**	**51**	**38.6%**
Adjustments/write-backs on property and equipment and intangible fixed assets	**448**	**442**	**6**	**1.4%**
Provisions for employee termination indemnities	162	162	0	0.0%
Provisions for risks and charges and for retirement	286	280	6	2.1%
Actuarial reserves	**1,772**	**1,660**	**112**	**6.7%**
Other liabilities	**800**	**913**	**-113**	**-12.4%**
Minority interests	**174**	**161**	**13**	**8.1%**
Shareholders' equity	**1,697**	**1,650**	**47**	**2.8%**
Total Liabilities	**28,881**	**28,404**	**477**	**1.7%**

[1] The balance sheet as at 30 June 2007 has been reclassified for comparative reasons on a pro-forma basis, in order to account for the acquired control, during the third quarter of 2007, of Centro Leasing Banca S.p.A. and Centro Factoring S.p.A., assuming to backdate to 1 January 2006 the effects generated by this operation.

INCOME STATEMENT DATA

(Figures in millions of euro)	30.09.2007	30.09.2006 [1]	Variation	Var. %
Interest margin	**538**	**461**	**77**	**16.7%**
Net result from hedging	2	4	-2	-50.0%
Net interest margin	**540**	**465**	**75**	**16.1%**
Net commissions	188	181	7	3.9%
Recoveries on savings deposits and creditors accounts	46	46	0	0.0%
Dividends and gains (losses) from equity investments	41	45	-4	-8.9%
Result from financial assets and liabilities	36	46	-10	-21.7%
Net result from insurance activities	8	9	-1	-11.1%
Overall business margin	**859**	**792**	**67**	**8.5%**
Net value adjustments/write-backs for impairment of loans and other financial assets	-78	-45	-33	73.3%
Net business margin	**781**	**747**	**34**	**4.6%**
Operating expenses:	-463	-470	7	-1.5%
- Staff costs	-301	-317	16	-5.0%
- Other administrative expenses	-164	-155	-9	5.8%
- Value (adjustments)/write-backs to property and equipment and intangible assets	-29	-31	2	-6.5%
- Other operating (expense)/ income (recoveries of expenses)	31	33	-2	-6.1%
Net operating result	**318**	**277**	**41**	**14.8%**
Provisions for risks and charges	-16	-20	4	-20.0%
Other costs and revenues from current operations	-7	-1	-6	n.a.
Gains (losses) from current operations, including taxes	**295**	**256**	**39**	**15.2%**
Gain from non-recurring transactions	0	101	-101	-100.0%
Income taxes	-114	-98	-16	16.3%
Minority interests	-28	-25	-3	12.0%
Net profit	**153**	**234**	**-81**	**-34.6%**

[1] The income statement as at 30 September 2006 has been reclassified for comparative reasons on a pro-forma basis, in order to account for the acquired control, during the third quarter of 2007, of Centro

BANCA CR FIRENZE

Leasing Banca S.p.A. and Centro Factoring S.p.A., assuming to backdate to 1 January 2006 the effects generated by this operation.

MAIN INDICATORS

	30.09.2007	30.09.2006 [1]	Var. %
ROE [2]	12.9%	23.2%	-10.3 pp
Adjusted ROE [3]	11.5%	13.8%	-2.3 pp
Cost / income ratio [4]	53.9%	59.3%	-5.4 pp
Net doubtful loans / Net customer loans	1.07%	1.14%	-0.07 pp
Other net problem loans / Net customer loans	2.20%	1.70%	0.50 pp
Net risk positions/ Net customer loans	3.27%	2.84%	0.43 pp

(1) The economic and income data as at 30 September 2006 have been reclassified for comparative reasons on a pro-forma basis, in order to account for the acquired control, during the third quarter of 2007, of Centro Leasing Banca S.p.A. and Centro Factoring S.p.A., assuming to backdate to 1 January 2006 the effects generated by this operation.
(2) "Annualised" net profit/Average accounting net shareholders' equity of the last two financial periods not including net profit.
(3) "Annualised" net profit +/- Variation in the valuation reserves from financial assets available for sale/Net average accounting shareholders' equity of the last two financial years, excluding net profit.
(4) Operating expenses/Gross operating profit

PER SHARE DATA [1]

(Euro)	30.09.2007	30.09.2006	Var. %
Net earnings per share	0.185	0.285	-35.09%
Net diluted earnings per share [2]	0.185	0.285	-35.09%
Dividend per share [3]	0.100	0.087	14.94%
Book value per share [4]	2.048	1.933	5.95%
Dividend / average annual price (%)	1.73%	2.21%	-0.48 pp

(1) We note that on 5 March 2007, the pooling of shares took place and therefore the comparative figures were realigned on the basis of this transaction.
(2) Calculated by quantifying the effects of all diluted potential ordinary shares pursuant to IAS 33.
(3) Refers to the last dividend distributed by the Parent Bank.
(4) Shareholders' equity / number of shares outstanding.

OPERATING STRUCTURE

	30.09.2007	30.09.2006	Variation
Employees [1]	6,518	6,354	164
Financial promoters	291	171	120
Bank branches	567	547	20
Financial spaces	48	31	17
Business and private centres	47	36	11
Entities and Treasuries	4	1	3

[(1)] The number of employees is calculated on a "pro-forma" basis with the reference to all the comparative figures.

As from 30 September and until the date of publication of this notice, no fact has occurred that might significantly affect the economic, assets and financial situation of the Issuer.

Assessment of the Bid issued by the Board of Directors

The Board of Directors, on the basis of the documents reviewed and of the information available, expresses the following assessment as regards the Bid.

Business assessments

The merger with the Intesa Sanpaolo Group will allow to benefit from growth opportunities as well as from operating efficiencies arising from the inclusion in one of the major European banking groups, thus enhancing the bank's presence in its reference area in the Centre of Italy.

The CR Firenze group shall be present, on an exclusive basis, in Tuscany and Umbria, and, subsequently, in eastern Liguria (La Spezia province), Viterbo province, Ascoli province and Fano area; the current presence in Emilia Romagna and in Rome and its province will be maintained. Furthermore, the beneficial interest in ICC held by Intesa Sanpaolo, together with the branches and the business centres of Intesa Sanpaolo located in the reference area shall be transferred, at market values and according to a procedure yet to be determined, to the CR Firenze group. This transaction will allow the CR Firenze group to reach a primary position in the centre of Italy, and to rank 8th at a national level, with approximately 900 branches. CR Firenze shall maintain its trademarks and, within the context of the alignment to the group model, its business and credit independence, and shall be responsible, within the scope of the general policies of the parent companies, for the direction and coordination of the commercial banks located in its area. Moreover, in the region of Tuscany a centre of excellence will be established to service the entire group.

Assessment of the financial term of the Bid

The Board of Directors of the Issuer, in its assessment of the consideration offered by Intesa Sanpaolo for the ordinary CR Firenze shares, has been supported by Merrill Lynch International and Lehman Brothers as financial advisors.

The Board of Directors of the Issuer notes that the consideration offered, payable entirely in cash, of 6.735 euro per share "cum dividend" (i.e. inclusive of any possible dividends related to the 2007 financial year of the Issuer), corresponds to a premium of:

- 3.5% on the official price of ordinary CR Firenze shares on the day prior to 25 July 2007, when the Bidder first notified to the market: (*i*) the transaction which, following the execution of the Exchange, triggered the obligation to launch the Bid and (*ii*) the essential terms of the Bid, while afterwards the official Stock Exchange price came in line with the Consideration offered;
- 5.4% on the weighted arithmetic mean (equal to 6.39 euro) of the official prices of CR Firenze ordinary shares during the three month period prior to 25 July 2007 (not included);
- 16.3% on the weighted arithmetic mean (equal to 5.79 euro) of the official prices of CR Firenze ordinary shares during the six month period prior to 25 July 2007 (not included);

BANCA CR FIRENZE

- 27.6% on the weighted arithmetic mean (equal to 5.27 euro) of the official prices of CR Firenze ordinary shares during the twelve month period prior to 25 July 2007 (not included);

On 25 February 2008, Merrill Lynch International and Lehman Brothers issued to the Board of Directors of CR Firenze – on autonomous and independent basis – their fairness opinions confirming the fairness, in financial terms, of the consideration offered by Intesa Sanpaolo for each CR Firenze ordinary share object of the Bid.

In drawing up their fairness opinion, the investment banks used information and financial data made available by CR Firenze, integrated with publicly available data, and, specifically:

- draft of the Takeover Bid, filed with CONSOB on 18 February 2008;
- consolidated financial statements of CR Firenze for the 2005 and 2006 financial years, together with the consolidated quarterly report of CR Firenze as at 30 September 2007;
- draft of the consolidated results of CR Firenze as at 31 December 2007;
- 2008 budget guidelines for the group, provided by the Planning Coordination & Risk Management of the Issuer;
- researches and analyses published by brokers and investment banks on CR Firenze and comparable listed companies;
- market information gathered from specialised data banks;
- other publicly available information.

In performing their analyses, Merrill Lynch International and Lehman Brothers made use of a number of different methods and assessment criteria used in the domestic and international practice, and believed to be appropriate in light of the specific and peculiar nature of the transaction and of the company under review. In particular, the assessment methods and analysis criteria adopted were the following:

- Stock Exchange Prices, based on the analysis of the prices recorded on the Sock Exchange by the ordinary CR Firenze shares, expressed in different time periods;
- Market Multiples, based on the analysis of the expected price/net profit multiples implicit in the Stock Exchange prices for a basket of listed companies deemed comparable to CR Firenze;
- Regression Analysis, based on the analysis of the statistical regression between expected profitability (determined by the return on average equity) and the expected price/net assets multiple for listed companies deemed comparable with CR Firenze;
- Dividend Discount Model, or DDM, based on the analysis of the current net values of cash flows (i.e. dividends) generated in the selected time frame, and that may be generated in perpetuity and distributed to shareholders maintaining ad adequate level of capital in order to support the expected growth;
- Gordon Growth Model, based on the assumption that the values of a bank may be determined on the basis of the relation between (i) expected future sustainable profitability in the long term (determined by the return on average tangible equity), (ii) nominal growth rate of future sustainable profits in the long term and (iii) rate of return required by the investors for investments having similar risk features (this method was used by Lehman Brothers only);
- Analysts' Target Prices, based on the analysis on the valuations of CR Firenze ordinary shares expressed in the researches published by research analysts of brokers and investment banks (this method was used by Merrill Lynch International only);
- Previous Transactions, based on the analysis of the multiples and of the premiums on market values paid in previous transactions comparable with the Bid.

With due consideration to the foregoing, the Board of Directors of CR Firenze, acknowledging the work conducted by Merrill Lynch International and Lehman Brothers and their relevant fairness opinions, believes that the consideration in cash offered by Intesa Sanpaolo, equal to 6.735 euro for each ordinary share of CR

Firenze object of the Bid, is fair, in financial terms. The Board of Directors of CR Firenze notes, however, that the convenience of accepting the Bid must be fully assessed by each shareholder upon acceptance.

Florence, 25 February 2008.

Merrill Lynch

Global Markets & Investment Banking

Board of Directors,
Banca CR Firenze S.p.A.,
Via Bufalini 6,
50122 Firenze

25 February 2008

Members of the Board of Directors:

On the date hereof (the "**Resolution Date**"), the Board of Directors of Banca CR Firenze S.p.A. (the "**Company**" or "**you**" or "**CRF**") intends to evaluate the mandatory tender offer that Intesa Sanpaolo S.p.A. (the "**Acquirer**" or "**ISP**") will launch pursuant to articles 101-*bis*, third paragraph, lett. c), 102, 106 first paragraph, and 109, first and second paragraph of Italian Legislative Decree No. 58/1998, as further amended (the "**Consolidated Financial Act**") to acquire 255,569,436 ordinary shares of the Company, with nominal value of €1.00 per share, equal to 30.835% of the Company's fully diluted share capital (the "**Company Shares**"), for a cash consideration of €6.73 per share "*cum dividend*" and a maximum aggregate cash consideration of €1,719,982,304 (the "**Consideration**"), with the Company Shares (i) being in addition to the 487,989,663 ordinary shares of CRF, equal to 58.876% of the Company's fully diluted share capital, already held by the Acquirer and (ii) not including 85,276,948 ordinary shares of CRF, equal to 10.289% of the Company's fully diluted share capital, held by Ente Cassa di Risparmio di Firenze (the "**Transaction**").

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders (the "**Opinion**").

In arriving at the Opinion set out below, we have, among other things:

1. Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

2. Reviewed certain information, including financial forecasts, relating to the business, earnings, assets, liabilities and prospects of the Company furnished to us by the Company;

3. Conducted discussions with members of senior management of the Company concerning the matters described in clauses 1 and 2 above;

4. Reviewed the market prices and valuation multiples for the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

5. Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

6. Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

Merrill Lynch International
Sede di Milano

Via Filippo Turati, 9
20121 - Milano
Italia

Tel. +39 02 65530 1
Fax: +39 02 65530 601

7. Participated in certain discussions among representatives of the Company and the Acquirer and their financial and legal advisers;

8. Reviewed a draft dated 18 February 2008 of the mandatory tender offer prospectus (the "Prospectus") that was filed with CONSOB on the same date;

9. Reviewed such other financial studies and analyses and taken into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

In preparing our Opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal nor have we evaluated the solvency or fair value of the Company or the Acquirer under any laws relating to bankruptcy, insolvency or similar matters. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that it has been reasonably prepared and reflects the best currently available estimates and judgment of the Company's management as to the expected future financial performance of the Company. We have also assumed that the final form of the Prospectus will be substantially similar to the last draft reviewed by us and that the Transaction will be consummated on the terms set out in that draft of the Prospectus.

We are acting as financial adviser to the Company in connection with the Transaction pursuant to the terms of our engagement letter with the Company (the "Engagement") and this Opinion is rendered to the Board of Directors of the Company, solely in the context of such Transaction. We are also currently engaged by the Company under a separate engagement letter as an expert in the context of an arbitration proceeding (the "Arbitration") currently pending between CRF and a third party, to determine the price of certain shares of Findomestic S.p.A. ("Findomestic"), a significant subsidiary of the CRF group, in the event that such shares are transferred pursuant to certain agreements between CRF and, among others, such third party, and in accordance with certain criteria already established by the parties. In preparing our Opinion, we have applied those criteria and methodologies which we believe to be appropriate in connection with the Transaction. Due to the different role of an expert in this context and the different scope of work that such a role entails, the criteria and methodologies that we have deemed appropriate for the purposes of the Opinion may be different from those applied in the Arbitration and may lead to different results.

Our Opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us as of the date of this Opinion and we shall not have any obligation to update this Opinion in light of events subsequent to the date hereof.

In connection with the preparation of this Opinion, we have not participated in negotiations on the financial terms of the Transaction with representatives of the Acquirer.

This Opinion does not address nor cover any possible direct or indirect effect or impact that may result from any applicable laws or regulations (including the *diritto di recesso* pursuant to art. 2437 of the Italian civil code) as a consequence of further transactions involving CRF and/or the Acquirer, which may follow, or be related to, the Transaction (including any merger of CRF with a non listed company, sell out ("*Obbligo di Acquisto*") effected pursuant to art. 108 of the Consolidated Financial Act, squeeze out ("*Diritto d'Acquisto*") effected pursuant to art. 111 of the Consolidated Financial Act, and potential

delisting of CRF), or the existence of certain contractual provisions (including change of control provisions) applicable to the Company and/or the Acquirer and/or any of their controlling shareholders. We have assumed, for the purpose of our Opinion, that the occurrence of any of such events or circumstances shall not affect the content of our Opinion.

We are acting as financial adviser to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the delivery of the Opinion. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our Engagement.

We have also, in the past, provided financial advisory and financing services to the Company and the Acquirer and/or the respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade the Company shares and other securities of the Company, as well as the securities of the Acquirer, or their respective affiliates, for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This Opinion is solely for the use and benefit of the Board of Directors of the Company in its evaluation of the Transaction and shall not be used for any other purpose. This Opinion is not intended to be relied upon or confer any rights or remedies upon any other party including employee, creditor, shareholder or other equity holder of the Company, the Acquirer or any other party. This Opinion shall not, in whole or in part, be disclosed, reproduced, disseminated, quoted, summarised or referred to at any time, in any manner or for any purpose, nor shall any public references to Merrill Lynch International or any of its affiliates be made by the Company or any of its affiliates, without the prior consent of Merrill Lynch International.

Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether or not such shareholder should engage in the Transaction or any matter related to it.

On the basis of and subject to the foregoing, we are of the opinion that, as at the date of this letter, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

Yours faithfully,

MERRILL LYNCH INTERNATIONAL

Barbara Naef, *Managing Director*

3

25th February 2008

To the Chairman of the Board of Directors

Banca CR Firenze S.p.A.

Via Bufalini, 6
50122 Firenze – Italy

To the attention of the Chairman and the Members of the Board of Directors.

Dear Sirs,

as kindly requested by Banca CR Firenze S.p.A. ("**CariFi**"), Lehman Brothers International (Europe) - Italian Branch ("**Lehman Brothers**"), has worked to release a fairness opinion from a financial standpoint – for the exclusive benefit of the Board of Directors of CariFi – regarding the cash consideration to be paid by Intesa Sanpaolo S.p.A. ("**ISP**") to the minority shareholders of CariFi within the Mandatory Public Tender Offer to be launched pursuant to art. 106, paragraph 1 of Legislative Decree. 24th February 1998 n. 58, as subsequently amended ("**TUF**"), by ISP on the CariFi shares not already owned (the "**Transaction**").

We have not been asked an opinion related to, and our fairness opinion does not address in any way this subject, the decision of CariFi as to whether proceed or not with the aforementioned Transaction or whether the Transaction actually be in the best interests of CariFi or of its shareholders.

The complex Transaction through which ISP gained control of CariFi and from which the obligation of launching a Mandatory Public Tender Offer on the whole share capital of CariFi originated, could be briefly summarized as follows:

(i) As of 26th July 2007, Intesa Sanpaolo, on one side, and Ente Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia ("**Fondazione Pistoia**"), Fondazione Cassa di Risparmio di La Spezia ("**Fondazione Spezia**"), and So.Fi.Ba.R – Società Finanziaria di Banche Romagnole S.p.A. ("**So.Fi.Ba.R**" and collectively with Ente Firenze, Fondazione Pistoia and Fondazione Spezia, the "**Shareholders of the Cassa**"), on the other side, executed a share swap agreement and

LEHMAN BROTHERS INTERNATIONAL (EUROPE) - ITALIAN BRANCH
PIAZZA DEL CARMINE, 4 20121 MILANO TELEPHONE +39 02 72158.1 VIA CARDUCCI, 10 00187 ROMA TEL +39 06 42179.1
REA 1697101 REGISTRO IMPRESE MI/P.I. 03725330967
LEHMAN BROTHERS INTERNATIONAL (EUROPE)
25 BANK STREET, LONDON E14 5LE ENGLAND
ISCRITTA IN INGHILTERRA AL REGISTRO IMPRESE - N. ISCRIZIONE: 2538254
SOGGETTA AL CONTROLLO DELLA FINANCIAL SERVICES AUTHORITY

shareholders' agreement (the "**Share Swap Agreement**"), providing for, among other things, the terms and conditions of the share swap (the "**Share Swap**") of a total of 398,904,617 own ordinary shares owned by ISP – representing 3.366% of the ordinary share capital of ISP at the date hereof - against a total of 334,090,969 ordinary shares of CariFi – representing 40.312% of CariFi's outstanding share capital at the date hereof – held by the Shareholders of the Cassa;

(ii) As of 29th January 2008, completion of the Share Swap, following which ISP acquired the control of CariFi, having reached a 58.881% interest in the current share capital of CariFi – which before the finalisation of the transaction herein described was 18.569% of the ordinary share capital of CariFi – and thus exceeding the 30% threshold pursuant to art. 106, paragraph 1, of the TUF;

(iii) As of 29th January 2008, the shareholders' agreement concerning CariFi, relevant pursuant to art. 122 of the TUF and executed by ISP and Ente Firenze on 26th July 2007 became effective.

As of 25th February 2008, Lehman Brothers presents to the Board of Directors of CariFi a document assessing the fairness opinion, from a financial standpoint, on the consideration paid in cash for the Transaction by ISP to the minority shareholders of CariFi ("**Valuation Document**") in which it declares the fairness of the consideration itself.

To come to the aforementioned opinion, we examined and analysed: *(i)* the specific terms of the Transaction, *(ii)* the regulatory framework of the Public Tender Offer, *(iii)* all publicly available information related to CariFi and ISP which we deemed appropriate to the extent of our analyses, *(iv)* financial and business information related to CariFi, particularly relating to CariFi's 2007 results estimates and future growth estimates of key balance sheet and income statement items, *(v)* a comparison of the key financial terms of the Transaction with the key terms of other transactions which we deemed appropriate and consistent and *(vi)* publicly available information of companies operating in segments comparable to CariFi's segment and market prices of other companies considered comparable.

Moreover, we discussed the business, the transactions, the net worth, the financial conditions and perspectives of CariFi with the management of CariFi and we conducted all other studies, analyses and researches deemed appropriate.

To release the aforementioned opinion, we used and relied on the accuracy and completeness of the information (financial and other kind of information) provided by the

management of CariFi and discussed with the management itself, without taking any responsibility in verifying independently such information, and we relied on the declarations of the management of CariFi of not being aware of any deed or circumstance such as to make this information inaccurate or misleading.

Our opinion is necessarily based on current conditions (economic conditions, market conditions and other conditions), and can only be relied on at the current date.

Having considered the above and subject to what previously stated, we agree that, at the current date, from a financial standpoint, the consideration paid by ISP for 100% of CariFi share capital, can be considered fair.

We underline that Lehman Brothers will receive from CariFi a commission for the release of this fairness opinion. In addition, CariFi agreed to hold us harmless and free from any kind of responsibility that could arise from the release of this fairness opinion.

It cannot be excluded that, at the moment or in the future Lehman Brothers will perform other *investment banking* services for CariFi itself (including, but not limited to, financing services, etc.) or for counterparties to CariFi. Furthermore, Lehman Brothers may from time to time engage also as principal in transactions with CariFi, entities belonging to Intesa Sanpaolo Group and other clients. In the course of our daily activity, we actively sell and purchase CariFi' securities, both as principal and on behalf of our clients and, therefore, we could have *"long"* or *"short"* positions in the aforementioned securities.

This fairness opinion is not to be intended as, and does not constitute, a recommendation to CariFi's shareholders regarding the decision to accept or not the consideration paid for the Transaction. This fairness opinion is released for the usage and exclusive benefit the Board of Directors of CariFi regarding the Transaction. Therefore, the opinion cannot be published, in total or partially, or given to third parties or used for goals which are different from the ones indicated in this letter. Any different use, in total or in part, of this opinion must be pre-emptively agreed and authorized in writing by Lehman Brothers.

Best regards,

LEHMAN BROTHERS INTERNATIONAL (EUROPE) – ITALIAN BRANCH

3

N.5 OFFEROR'S PRESS RELEASES RELEVANT FOR THE PURPOSES OF THE OFFER ISSUED ON 25 JULY 2007, 27 JULY 2007, 29 JANUARY 2008, 1 FEBRUARY 2008

INTESA SANPAOLO

PRESS RELEASE

INTESA SANPAOLO: BOARDS APPROVE AGREEMENT WITH ENTE CASSA DI RISPARMIO DI FIRENZE FOR ACQUISITION OF CONTROL OF CARIFIRENZE

- **Intesa Sanpaolo will acquire 40.3% of Carifirenze's share capital by means of a share swap of 399 million of own ordinary shares, equal to approximately 3.3% of its ordinary share capital**
- **Intesa Sanpaolo will launch a "European" Mandatory Public Offer on 41.1% of Carifirenze's capital in cash at the price of 6.73 euro per share (on 30.8% if Ente Cassa di Risparmio di Firenze maintains its 10.3% in Carifirenze)**
- **The Ordinary Shareholder's Meeting has been summoned for 28th September – 2nd October 2007 to resolve upon the authorisation for the purchase of own shares to serve the share swap**
- **A cash-settled derivative contract has been stipulated on the number of own ordinary shares included in the share swap transaction to minimise the exposure to their market price fluctuation**
- **Following the integration with Carifirenze pre-tax synergies in 2010 are estimated at approximately 185 million euro (65% from costs and 35% from revenues), "one-off" integration charges at approximately 185 million euro and value creation for the Intesa Sanpaolo shareholders equal to 3.4% of the EPS estimated by the "IBES consensus" for 2010**

Torino, Milano, 25th July 2007 – Intesa Sanpaolo's Management Board and Supervisory Board which met today chaired by Enrico Salza and Giovanni Bazoli respectively, resolved, as falls within their respective competence, to proceed with the acquisition of control of Carifirenze under the terms agreed upon with Ente Cassa di Risparmio di Firenze.

1. The share swap

The agreement provides for the acquisition on the part of Intesa Sanpaolo of 40.3% of Carifirenze's share capital – equal to 334 million shares – held by Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio di La Spezia (the "Fondazioni") and Sofibar **by means of a share swap of 399 million Intesa Sanpaolo ordinary shares** – own shares to be **purchased on the market once the relevant Shareholders' Meeting resolution is obtained – on the basis of the swap ratio of 1.194 Intesa Sanpaolo ordinary shares for each Carifirenze**

share which will enable the Fondazioni to acquire an approximately 3.3% stake in the Intesa Sanpaolo ordinary share capital (thus reaching approximately 4% since Ente Cassa di Risparmio di Firenze already owns 0.7% in the latter's capital).

The share swap ratio has been calculated on the basis of the simple arithmetic average of the market reference price of Carifirenze ordinary shares and Intesa Sanpaolo ordinary shares for the three months from 6th December 2006 to 5th March 2007 (the last trading day preceding the first rumours circulated by the press with respect to this transaction) equal to 4.49 euro and 5.64 euro respectively. For the purpose of determining the share swap ratio, to the market price of the Carifirenze share (4.49 euro) has been applied a premium - relating to the transfer of control of Carifirenze from the current majority shareholders to Intesa Sanpaolo - up to 6.73 euro thus determining the ratio of 1.194 Intesa Sanpaolo ordinary shares for each Carifirenze share.

2. The public offer

Intesa Sanpaolo - already owning approximately 18.6% in Carifirenze and in consequence of the aforementioned share swap - will reach **58.9% in the latter's share capital.** Therefore, **Intesa Sanpaolo will launch a public offer pursuant to art. 106 and art. 102 of Legislative Decree 58 of 24th February 1998 as subsequently amended** ("Mandatory Public Offer") on the total shares of Carifirenze with voting rights not held, corresponding to 41.1% of the share capital of the issuer. The Mandatory Public Offer will have the objective of delisting Carifirenze to be carried out through the ways deemed most appropriate which might include the residual-acquisition public offer or, alternatively, a merger with a not listed company.

Since the European Directive provisions on takeover bids will be shortly adopted in Italian regulations, **a "European" Mandatory Public Offer will be launched on 41.1% of Carifirenze's capital wholly in cash at a price per share equal to the valuation price of Carifirenze share for the purpose of calculating the share swap ratio,** that is **at the price of 6.73 euro per share inclusive of the above-mentioned premium.**

On the basis of the aforementioned unit price, the **total value of the acquisition** is therefore determined, on one hand, by the value of 41.1% of the capital at the **Mandatory Public Offer** price of 6.73 euro per share equal to **approximately 2,295 million euro** if the public offer is fully-tendered (the Group has adequate liquidity to face relevant disbursment), and, on the other hand, by the value of the 399 million Intesa Sanpaolo ordinary shares **swapped** (calculated on the basis of the aforementioned share swap ratio of 1.194 shares for each Carifirenze share) which - if notionally calculated applying the market reference price of 5.34 euro of the Intesa Sanpaolo shares as at 24th July 2007 - would be equal to **approximately 2,130 million euro.**

Such value does not impact on the calculation of the number of own ordinary shares that will be swapped by Intesa Sanpaolo to the Fondazioni, which has been fixed at 399 million by applying the aforementioned share swap ratio and is not linked to the Intesa Sanpaolo ordinary share performance until execution of the share swap transaction. Conversely, this performance will impact on the cost of the own shares purchase at the service of the share swap. **In order to minimise the exposure to their market price fluctuations,** which could make the actual price of the transaction differ from the expected price, following its

Boards' resolution, **Intesa Sanpaolo has stipulated a cash-settled derivative contract** having as underlying asset the number of Intesa Sanpaolo ordinary shares included in the swap transaction (399 million, equal to approximately 3.3% of the ordinary share capital) the details of which are provided hereafter.

Therefore the **implied acquisition value for 100% of the capital** made up of 829 million shares - calculated by valuing the 40.3% stake related to the share swap at the aforementioned notional share swap price as at 24th July 2007, the 41.1% stake at the Mandatory Public Offer price and the remaining 18.6% stake at the weighted average of the notional share swap price and the Mandatory Public Offer price – would amount to **approximately 5,435 million euro,** that is to **6.55 euro per share**, corresponding to a multiple of 3.1 times the shareholders' equity of Carifirenze estimated by the market consensus available as at 31st December 2007.

For complete information, it is hereby clarified that **Ente Cassa di Risparmio di Firenze has committed itself not to tender its shares under the Mandatory Public Offer and to maintain a 10.3% stake in the Carifirenze share capital.** In consequence, if Ente Cassa di Risparmio di Firenze fulfils its commitment, through the Mandatory Public Offer Intesa Sanpaolo may acquire a maximum stake of 30.8% of Carifirenze's capital.

In this case, the **total value of the acquisition** is determined, on one hand, by the value of 30.8% of the capital at the **Mandatory Public Offer** price of 6.73 euro per share equal to **approximately 1,720 million euro** if the public offer is fully-tendered, and, on the other hand, by the value of the 399 million Intesa Sanpaolo ordinary shares **swapped** (calculated on the basis of the aforementioned share swap ratio of 1.194 shares for each Carifirenze share) which - if notionally calculated applying the market reference price of 5.34 euro of the Intesa Sanpaolo shares as at 24th July 2007 - would be equal to **approximately 2,130 million euro.**

Therefore the **implied acquisition value for 100% of the capital** - calculated by valuing the 40.3% stake related to the share swap at the aforementioned notional share swap price as at 24th July 2007, the 30.8% stake at the Mandatory Public Offer price and the remaining 28.9% stake at the weighted average of the notional share swap price and the Mandatory Public Offer price – would amount to **approximately 5,415 million euro,** that is to **6.53 euro per share**, corresponding to a multiple of 3.1 times the shareholders' equity of Carifirenze estimated by the market consensus available as at 31st December 2007.

3. The purchase of own shares to serve the share swap

In order to execute the share swap, today the Management Board summoned the **Ordinary Shareholders' Meeting for 28th September and 2nd October 2007, on first and second call respectively**, to resolve upon the purchase of own shares to serve the share swap. In the 15 days prior to the date of the Meeting relevant documents will be made available.

The purchase of own ordinary shares, if resolved upon at the Meeting, will be carried out for approximately two months on regulated markets according to the operating methods set forth in the regulations providing for the organisation and management of such markets, pursuant to art. 132 of Legislative Decree 58 of 24th February 1998, art. 144 *bis* of Consob Resolution No 11971/99 with subsequent amendments and art. 5 of Regulation (EC) No 2273/2003 from the date after the Meeting's resolution. More precisely, and subject to the

authorization at the Shareholders' Meeting, Intesa Sanpaolo will purchase on the market, in the continuous trading phase, a fixed number of its own ordinary shares equal to the lower volume between i) 25% of the daily average overall volume of Intesa Sanpaolo ordinary shares traded in the month of September 2007 (the cap set forth in art. 5 of the aforementioned Regulation EC No 2273/2003) and ii) approximately 20% of the volume traded each day only in the continuous trading phase, for the number of days necessary up to the total number of 399 million own shares set forth in the transaction. More detailed information on the purchase plan will be disclosed in the terms provided for by Law before the plan is set in motion.

Approximately, the share swap execution in favour of the Fondazioni is expected to take place by the end of this November or the beginning of this December while the launch of the Mandatory Public Offer is expected to occur this December to be concluded in January 2008.

4. The cash- settled equity swap

As introduced above, with respect to the purchase of own ordinary shares to serve this share swap, **in order to minimise the exposure to their market price fluctuations,** which could make the actual price of the transaction differ from the expected price, following the Boards' resolutions **Intesa Sanpaolo has stipulated a cash-settled derivative contract** with Banca Leonardo having as underlying asset the number of Intesa Sanpaolo ordinary shares included in the swap transaction (399 million, equal to approximately 3.3% of the ordinary share capital).

As part of this equity swap derivative contract, settled exclusively for the differential amount without physical delivery (cash settlement), Banca Leonardo shall pay Intesa Sanpaolo any positive difference between the "Final Relevant Price" and the "Initial Relevant Price" of the underlying shares while they will cash in from Intesa Sanpaolo any negative difference between the Final Relevant Price and the Initial Relevant Price of the shares.

The Initial Relevant Price will be calculated on the basis of the weighted average daily price of the Intesa Sanpaolo ordinary share applying each daily price to 20% of the volume of Intesa Sanpaolo ordinary shares traded in each relevant day for the number of days necessary up to the total number of shares set forth in the transaction, over an approximately two-month period, starting from tomorrow and ending on 27th September 2007, the day preceding the Intesa Sanpaolo Meeting summoned on first call to resolve upon the purchase of own shares. In order to calculate the Initial Relevant Price, only price and volume of transactions executed in the continuous trading phase will be considered, thus excluding trades during the opening and closing auctions and cross-trades. Each daily price will be calculated as the average of prices of transactions executed in the continuous trading phase weighted by the respective number of shares traded. If by 27th September 2007 the amount of shares traded on the market is not sufficient to determine the Initial Relevant Price up to the total number of the shares set forth in the swap transaction, the calculation of the Initial Relevant Price will terminate on that date and the number of shares hedged will be reduced accordingly.

The Final Relevant Share Price will be determined as the weighted average daily price of the Intesa Sanpaolo ordinary share applying each daily price to the lower volume between

i) 25% of the daily average overall volume of Intesa Sanpaolo ordinary shares traded in the month of September 2007 and ii) 20% of the volume of the Intesa Sanpaolo ordinary shares traded in each relevant day only in the continuous trading phase, for the number of days necessary up to the total number of shares set forth in the transaction, starting from the day on which Intesa Sanpaolo's own share purchase plan is set in motion (over an approximately two-month period). Each daily price will be calculated as the average of prices of transactions executed in the continuous trading phase weighted by the respective number of shares traded, thus excluding trades during the opening and closing auctions and cross-trades.

In executing this contract, Banca Leonardo will presumably adopt a hedging strategy initially by purchasing the Intesa Sanpaolo ordinary shares underlying the swap - either on or off the market - and/or through derivatives transactions of the opposite sign and subsequently doing likewise when selling. Intesa Sanpaolo will carry out its trading activities with respect to the purchase of its own shares in an autonomous and separate way, in compliance with the terms of its purchase plan as approved at the Shareholders' Meeting.

5. The acquisition of Carifirenze

Carifirenze has a network of 547 branches in Italy (and a further 19 in Romania) concentrated in Tuscany, Latium, Liguria, Emilia Romagna and Umbria; as at 31st December 2006, Carifirenze had total assets of 23,813 million euro, loans to customers of 14,628 million euro, direct customer deposits of 17,009 million euro, indirect customer deposits of 21,910 million euro and shareholders' equity of 1,621 million euro. In 2006, Carifirenze's net income amounted to 271 million euro (173 million excluding non-recurring items).

This combination will enable the Intesa Sanpaolo Group to markedly strengthen its competitive positioning in the 5 regions of Central-Northern Italy where Carifirenze's branch network is concentrated - in Tuscany, above all, where as a result of the transaction the branch market share will increase from 4.5% to 18.6% - and, particularly, in 15 provinces of the Centre of Italy. In 10 of these provinces, following the combination, the Group will rank first (in 6 provinces) and second (in 4 provinces) in terms of branches; its branch market share will be more than 20% in 7 provinces and in 13 provinces will exceed by 20% the highest branch market share ever reached by either Intesa Sanpaolo or Carifirenze on a stand alone basis.

This transaction - other things being equal - entails a reduction by approximately one percentage point in the Intesa Sanpaolo Group's **capital ratios** compared to the figure as at 31st March 2007, consistent with the 2007-2009 Business Plan targets of dividend distribution and a Core Tier 1 ratio at 6.5% in 2009.

Synergies before tax in full operation (in 2010) are estimated at approximately 185 million euro, 65% from costs and 35% from revenues, equal respectively to approximately 20% of costs and 6% of revenues generated by Carifirenze in 2006. Moreover, **"one-off" integration charges** are estimated at approximately 185 million euro. **Value creation is expected for Intesa Sanpaolo shareholders** equal to 3.4% of the EPS estimated by the "IBES consensus" for 2010.

Within the **Territorial Bank ("Banca dei Territori") framework**, Carifirenze will have the exclusive territorial control of Tuscany and Umbria to which the eastern part of Liguria (the La Spezia province), the Viterbo province, the Ascoli province and the area of Fano will be added. Both Intesa Sanpaolo's holding in Intesa Casse del Centro and the Group's branches and SME centres operating in the local territory will be transferred to Carifirenze at market value and in ways still to be defined. Moreover, Carifirenze will maintain its presence in Emilia Romagna as well as in Rome and its province.

After the integration of Intesa Casse del Centro, Carifirenze will be a leading bank in the Centre of Italy and rank eighth in Italy with approximately 900 branches (before antitrust intervention, if any). Carifirenze will manage and coordinate – on behalf of the Parent Company and in accordance with its general policies – the commercial banks operating in that territory.

6. The integration of Carifirenze into Banca dei Territori

In keeping with the Banca dei Territori model, Carifirenze will operate in its geographical area following the Parent Company's guidelines and instructions. The General Manager of Carifirenze will report directly to the General Manager of Intesa Sanpaolo in charge of the Banca dei Territori Division; in addition, that reporting line will be integrated by functional reporting of Carifirenze structures to those of Intesa Sanpaolo.

According to the Intesa Sanpaolo Group's general policies, Carifirenze will maintain its own brands as well as commercial and lending autonomy in line with the Group model while the Group's specialised structures will be used for corporate finance, investment banking, public finance, asset management and private banking. A centre of excellence will be set up in Tuscany to serve the whole Group.

After the share swap and the subsequent planned delisting, Ente Cassa di Risparmio di Firenze, as long as it maintains the set number of Carifirenze shares, will be safeguarded through specific clauses in the Articles of Association and the shareholders' agreement which, though not limiting the operations of Carifirenze, extraordinary ones included, will allow the aforementioned Ente to express a binding opinion as regards various issues which include maintaining Carifirenze's juridical autonomy, its name, corporate purpose, registered office and operations office as well as to have its own representatives appointed to the Board of Directors and pre-emptive and withdrawal rights in those cases as provided for.

* * *

The finalisation of the transaction is subject to the formalisation of the agreements and necessary authorisations.

* * *

Intesa Sanpaolo was assisted by Banca Leonardo as financial advisor. Citigroup prepared a fairness opinion for the Intesa Sanpaolo Boards on the adequacy of the transaction with regard to its financial aspects.

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INTESA SANPAOLO

PRESS RELEASE

INTESA SANPAOLO: AGREEMENT FOR THE ACQUISITION OF CONTROL OF CARIFIRENZE FORMALISED

Torino, Milano, 27th July 2007 – Intesa Sanpaolo communicates that yesterday they formalised the agreement with Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio di La Spezia and Sofibar for the acquisition of control of Carifirenze. The terms of the agreement had been disclosed the day before yesterday in the press release issued after resolution of Intesa Sanpaolo's Management Board and Supervisory Board.

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INTESA SANPAOLO

PRESS RELEASE

INTESA SANPAOLO TAKES CONTROL OF CARIFIRENZE AND IS TO MAKE A MANDATORY COMPLETE-ACQUISITION PUBLIC OFFER

Torino, Milano, 29 January 2008 – Today, Intesa Sanpaolo has finalised the swap of 398,904,617 own ordinary shares with 334,090,969 ordinary shares of Cassa di Risparmio di Firenze ("Carifirenze") held by Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio di Pistoia e Pescia, Fondazione Cassa di Risparmio di La Spezia and Sofibar, equivalent to 40.3% of Carifirenze's capital.

Hence, Intesa Sanpaolo has acquired control of Carifirenze, having reached a 58.9% interest in the latter's capital as a result of the aforementioned share swap and the stake already held (approximately 18.6%).

Therefore, pursuant to art. 106 and art. 102 of Legislative Decree No. 58 of 24 February 1998 as subsequently amended, Intesa Sanpaolo communicates that the Bank shall launch a mandatory public offer to buy all the Carifirenze shares with voting rights not yet owned - equivalent to 41.1% of the share capital of the issuer - filing the Offer Document to be published with Consob within twenty days as of today.

The notification of the Offer Document to Consob will be duly disclosed to the market through a press release which shall contain, among other things, the essential elements of the Offer.

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INTESA SANPAOLO

PRESS RELEASE

INTESA SANPAOLO: CLARIFICATION RELATING TO THE MANDATORY COMPLETE-ACQUISITION PUBLIC OFFER ON THE CARIFIRENZE SHARES

Torino, Milano, 1 February 2008 – With reference to its press release issued on 29 January last, Intesa Sanpaolo hereby clarifies that the Bank shall launch a mandatory public offer to buy all the Carifirenze shares with voting rights not yet owned, equivalent to 41.1% of the share capital of the issuer, according to the terms already disclosed to the market through its press release dated 25 July 2007 - still available on the website www.intesasanpaolo.com - and that, in particular, the offer shall be made wholly in cash at the price of 6.73 per share.

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O. DOCUMENTS WHICH THE OFFEROR MUST MAKE AVAILABLE TO THE PUBLIC AND PLACES WHERE SUCH DOCUMENTS ARE AVAILABLE FOR CONSULTATION

The following documents are available to the public for consultation at:

(*a*) the registered office of Intesa Sanpaolo, in Torino, Piazza San Carlo n. 156;

(*b*) the secondary registered office of Intesa Sanpaolo, in Milano, Via Monte di Pietà n. 8;

(*c*) the registered office of the Cassa, in Firenze, Via Bufalini n. 6;

(*d*) the offices of the Intermediary Delegated to Coordinate the Collection of Acceptances, in Milano, Piazzetta Giordano dell'Amore n. 3; and

(*e*) the registered office of Borsa Italiana S.p.A., in Milano, Piazza degli Affari n. 6,

the documents relative to the Offeror and the Issuer set out below.

O.1 DOCUMENTS RELATIVE TO THE OFFEROR

(*i*) the Parent Company's financial statements and the consolidated financial statements of Banca Intesa S.p.A. as at 31 December 2006, complete with the attachments provided for by the law;

(*ii*) the Parent Company's financial statements and the consolidated financial statements of Sanpaolo IMI S.p.A. as at 31 December 2006, complete with the attachments provided for by the law;

(*iii*) the Consolidated Report as at 30 September 2007 of Intesa Sanpaolo S.p.A.;

O.2 DOCUMENTS RELATIVE TO THE ISSUER

(*i*) the Parent Company's financial statements and the consolidated financial statements of the Issuer as at 31 December 2006, complete with the attachments provided for by the law;

(*ii*) the Consolidated Report as at 30 September 2007 of the Issuer.

DECLARATION OF RESPONSIBILITY

The Offeror is responsible for the completeness and the correctness of information contained in the Offer Document.

The Offeror declares that in its knowledge the information contained in the Offer Document correspond to the truth and there are no omissions which might alter their meaning.

Intesa Sanpaolo S.p.A.

____

The CEO
Mr. Corrado Passera

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Banking Register N° 5120
Registered Head Office: via Bufalini 6, Florence
Capital shares: Euro 828,836,017.00 entirely paid
Register of Companies, Fiscal & VAT n° 04385190485
A company under the management and coordination of Intesa Sanpaolo S.p.A.

Articles of Association
Last update on 29 February 2008

Amendments to the text of the Article 5
following the exercise of stock options

Article 1 – Name

"Cassa di Risparmio di Firenze Società per Azioni", hereinafter also named "Banca CR Firenze SpA", is a joint stock company established pursuant to Law 218 of 30 July 1990, and Legislative Decree 356 of 20 November 1990, through the transfer of the banking business of the Cassa di Risparmio di Firenze as it was then called, and of which the Ente Cassa di Risparmio di Firenze (the "Transferring Institution") is a continuation.

The Company may use, along with its own distinctive brand marks, the names of other companies that it has absorbed in time, through mergers or other causes, as long as the other names are used jointly with its own company name, as specified above.

The Company is the parent company of the "Banca CR Firenze" group, pursuant to article 61 of Legislative Decree 385 of 1 September 1993.

Article 2 – Registered Office

The registered office of the Company is at Via Bufalini n. 6, Florence. The Board of Directors may establish partners and agencies in Italy and abroad, in accordance with the relevant governing legislation.

Article 3 – Duration

The Company's duration shall be until 31 December 2100. This term may be extended.

Article 4 - Purpose of the Company

The Company's purpose is to accumulate savings and provide loans in various forms, including activities that were performed by its predecessor, the Cassa di Risparmio di Firenze, pursuant to law or to administrative provisions, including loans against pledges, agricultural loans, and loans to artisans.

The Company may undertake all permitted transactions and banking and financial services, may issue bonds, and, subject to obtaining the required authorizations, establish and manage open pension funds pursuant to article 9 of Legislative Decree 124 of 21 April 1993, each allocated with its own separate and independent assets within the context of Company assets pursuant to article 2117 of the Civil Code, or to undertake custodian duties for the balances of the said funds.

The Company, in its capacity as parent company of the Banca CR Firenze group, controls and manages the various activities undertaken by the group in order to ensure overall stability, in the pursuit of economic, financial and asset growth.

In performing its management and coordination activities, the Company, in the interests of group stability, shall issue, *inter alia*, instructions to members of the group to comply with Bank of Italy regulations.

The Company may undertake any other transaction and activity not reserved by law to other parties, which is instrumental or in any way connected to the attainment of company objectives.

Article 5 - Registered capital

The share capital shall be Euro 828,836,017.00 divided into 828,836,017.00 shares of a nominal value of Euro 1.00 each. A share capital increase may be made by issuing shares against receivables or payment in kind.

The shares are registered and indivisible.

Each share gives the holder the right to one vote.

By resolution of the extraordinary Meeting, preference shares may be issued, together with other categories of shares with various rights.

The purchase or subscription of shares, by any party, directly or through subsidiaries, trust companies, or through third parties, is subject to regulations governing capital holdings in banks and parent companies of banking groups.

Article 6 – Shareholders' Meeting

The legally constituted Shareholders' Meeting represents all shareholders, and its resolutions, adopted in accordance with law and the articles of association, are binding on all shareholders, including non-participating and dissenting shareholders.

The ordinary Meeting is held at least once a year, within four months of the close of the company's financial year.

Procedures for Meetings are regulated by appropriate standing orders approved by an ordinary Meeting. Meetings are chaired by the Chairman of the Board of Directors, or in his absence or inability to attend, by the Deputy Chairman. In the event of the absence or inability to attend of both the Chairman and the Deputy Chairman, the Meeting shall elect a Chairman from among those present.

The Meeting shall appoint a Secretary to assist the Chairman. The presence of the Secretary is not necessary when the minutes are drawn up by a Notary.

Without prejudice to powers to convene meetings and integrate the agenda provided by specific provisions of law, Meetings are called by the Chairman acting on appropriate resolutions of the Board of Directors, and may be convened in places other than the registered offices provided that they are held in Italy. Meetings are convened by means of a notice indicating the day, time, and place of the Meeting, together with an order of business, to be published in the daily newspaper *Il Sole 24 Ore* under the terms provided by current legislation. The notice may also indicate the day fixed for a second Meeting, and, if necessary, for a third Meeting, if the first and second Meetings are inconclusive.

Article 7 – The right to attend General Meetings

To attend meetings of the company, it is necessary that, at least two working days prior to the date of the meeting, the Bank receives the right-to-vote certificate, pursuant and in accordance to article 85, paragraph 4 of the Legislative Decree 58 of 24/02/1998 and article 31 of Legislative Decree 213 of 24/06/1998, or a broker's certificate as per article 2370, paragraph 2 of the Civil Code. The shares quoted in the aforesaid certificates cannot be sold or used as the object of a financial transaction until the meeting has taken place, unless the shareholder rejects his right to attend the forthcoming meeting.

The Chairman of the Meeting shall be responsible for ascertaining the correct assembly proceedings and the true identity and voting rights of the participants in addition to directing and moderating discussions and ascertaining voting results.

Article 8 – Establishment and resolutions of Meetings

The provisions of law shall be observed in order to ensure that the Meetings and their relevant resolutions are validly established unless provided otherwise by these Articles of Association.

If a Banking Foundation (as defined hereunder) including the Transferring Institution, participating in an ordinary shareholders' meeting, is capable of exercising a vote that expresses the majority of the shares present and entitled to vote, on the basis of the capital present or represented at the meeting, as ascertained by the Chairman of the meeting during its course and immediately before each vote, the Chairman shall notify the meeting of this situation and exclude the Banking Foundation from the vote, for the purposes of the resolution in which this circumstance has occurred, limiting the number of shares that represent the difference plus one share between the number of shares of the said Banking Foundation and the total amount of shares of the remaining shareholders (other than the Banking Foundation), that are present and entitled to participate in the said vote.

Shares excluded from the vote pursuant to the second paragraph above shall however be taken into account for the regular establishment of the Shareholders' Meeting, but not for the majority required for the approval of resolutions of the Meeting.

For the purposes of these Articles of Association, "Banking Foundation" shall be understood as a shareholder that is classified as a banking foundation as governed by Law 461 of 23 December 1998, and by Legislative Decree no. 153 of 17 May 1999, as amended, or that is controlled directly or indirectly by one or more of the said Banking Foundations. For the purposes of the application of the second paragraph above of this Article 8, the shares of parties controlled by a Banking Foundation shall be included with those of the controlling Foundation.

The control indicated above applies in the cases provided for by Article 6 of Legislative Decree no. 153 of 17 May 1999, as supplemented by Article 6 of Ministerial Decree no. 150 of 18 May 2004, as amended.

The provisions of the second paragraph of this Article shall also apply when the vote expressing the majority of shares present and entitled to vote at ordinary shareholders' meetings pursuant to the said second paragraph includes the votes of other shareholders that directly or indirectly adhere to agreements on the exercise of the right to vote or to the transfer of shares in the Company and in all cases to agreements and/or understandings in the nature of a voting pact pursuant to Article 122 of Legislative Decree no. 58 of 24 February 1998, and Article 20 of Legislative Decree no. 385 of 1 September 1993, in which the Banking Foundations have contributed the majority of syndicated shares. In such cases, the limitation of shares entitled to vote shall be applied to each shareholder in proportion to the total shares of parties to the agreement who are present at the meeting.

Article 9 – Board of Directors

The Company is administered by a Board of Directors appointed by the Shareholders' Meeting. The Board is composed of an even number between 10 and 18 members, including the Chairman of the Board, the number to be determined by the Shareholders' Meeting. The General Manager may also be appointed as a Director.

The Chairman and Deputy Chairman are appointed from among their own members by the Board of Directors, if not appointed by the Shareholders' Meeting.

Directors, unless resolved otherwise by a Shareholders' Meeting, shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year. Directors may be re-elected. If a majority of Directors cease to perform their functions due to resignation or for any other reason, the entire Board shall be considered as outgoing, although remaining with full powers until the a new board is elected. The remaining Directors must call a Shareholders' Meeting without delay for the purpose of appointing a new Board.

Directors shall be elected by a list voting system, as follows:

(i) the appointment of the Board of Directors shall take place on the basis of lists presented by shareholders pursuant to the following paragraphs, in which candidates must be listed by numerical order;

(ii) lists presented by shareholders must be deposited at the offices of the Company and published at the shareholders' expense in at least two national newspapers, one of which must be a financial newspaper, at least ten days before the date established for the initial Shareholders' Meeting;

(iii) each shareholder may present or contribute to the presentation of one single list, and each candidate may be presented in one single list on penalty of ineligibility;

(iv) shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree must be considered as a single shareholder and may not, as a group, present more than one list;

(v) only shareholders that, individually or together with other shareholders, are holders of shares representing at least 2.5% of the registered capital with a right to vote at ordinary shareholders' meetings or, if a lower percentage, by the different percentage of shares established by Consob Regulations pursuant to art. 147 ter of Italian Legislative Decree 58 of 24 February 1998; shall have the right to present lists; in order to attest to the holding of the necessary number of shares for presentation of lists, shareholders must present and/or deliver proper certification issued by the broker with whom the shares are deposited to the Company offices at least ten days before the date fixed for the initial Shareholders' Meeting.

(vi) together with each list, declarations by individual candidates, accepting the candidature and attesting, under their own responsibility, that no grounds exist for their ineligibility or incompatibility, that they possess the requirements for appointment to the post, and, where applicable, that they possess the requirements of independence provided by law and by the corporate governance code for listed companies, which must be possessed by at least two candidates for each list, must be deposited within the aforementioned time limit;

(vii) each party entitled to vote may vote for a single list only. Shareholders who form part of the same group, i.e. the parent bank and entities directly or indirectly controlled by the parent bank, pursuant to Article 93 of Legislative Decree no. 58 of 24 February 1998, or who are linked by shareholders' agreements pursuant to Article 122 of the said Decree, including where only one has presented a list, may vote only for the said list (even where the list is formally presented by only one of the shareholders); similarly, shareholders that have presented a common list pursuant to point (v) above, may vote only for the said list;

(viii) lists for presentation of which all the provisions of this Article 9 have not been observed shall be considered as not presented;

(ix) the election of the Board of Directors shall proceed as follows:

(a) the votes obtained by the lists shall be divided successively by one, two, three, four, and so on, according to the number of Directors to be elected. The quotients thus obtained shall be assigned progressively to each of the candidates on the said list, according to the order respectively provided therein.

The quotients thus attributed to the candidates of the various lists shall be arranged in a single list in decreasing order. Subject to the provisions of letters (b) to (g) below, those candidates who have achieved the highest quotients shall be elected. In the event that more than one candidate has received the same quotient, the candidate on the list that has still not elected a director or that has elected the lesser number of directors shall be elected. In the event that none of the said lists have yet elected a director, or all the lists have elected the same number of directors, the candidate from the said lists that has obtained the greater number of votes shall be elected;

(b) the list that has obtained the greater number of votes shall in all cases be assigned, in the progressive order in which candidates are listed in the said list, a number of directors equal to at least half those to be elected, plus two directors, obviously provided that, on the basis of the calculation indicated at letter (a), the said list is not entitled to a greater number of directors. Also elected Director is the first candidate on this list that proves not to be related, even indirectly, with shareholders presenting or voting upon the list receiving the greater number of votes, in accordance with art. 147 ter, paragraph 3 of Italian Legislative Decree 58 of 24 February 1998. Candidates elected thus shall be struck off in decreasing order from the list drawn up under the provisions of letter a), it being understood that the other candidates shall retain their original quotients;

(c) in derogation of the provisions of letter (b) above, if the list that has obtained the greater number of votes is presented exclusively by one or more Banking Foundations, a number of directors equal to no more than half of the total amount of directors to be elected shall be appointed from that list.

If the list that has obtained the greater number of votes has been presented by one or more Banking Foundations together with one or more other shareholders, the number of directors designated by Banking Foundations may not in any case exceed half the total of directors to be elected;

(d) directors not assigned to the majority list and to the first of the remaining lists not related to the majority list, within the terms indicated above shall be drawn from the other lists, applying the mechanism indicated at letter (a) above;

(e) each of the other lists shall be assigned a maximum number of three directors, according to the order indicated on each list. Each directorship in excess of this number shall be assigned in turn to the first of the candidates not elected in decreasing order, who belong to a list from which at least one and less than three directors have been drawn. In the absence of available lists, the excess directorships shall be assigned to the majority list in the listed order of non-elected candidates in accordance with the provisions of letters (b) and (c) above;

(f) at least two directors from the majority list that possess the independence requirements indicated at point (vi) must be drawn from the majority list, derogating from the list order if necessary; similarly, a further independent director must be drawn from each minority list that has nominated the maximum number of administrators permitted by letter (e) above;

(g) if no list is presented, the Shareholders' Meeting shall appoint the Board of Directors by the methods indicated at Article 8.

The Shareholders' Meeting shall provide, by the methods established at Article 8, for appointment of directors that, for any reason, are not appointed pursuant to the procedures indicated at the 4th paragraph above.

The Board shall appoint a Secretary and deputy Secretary who is either a Director or a Company Manager.

Article 10 – Board Meetings

The Board shall normally meet once a month, including in places other than the registered office, but within the European Union, upon the Chairman's convocation, who must, in all cases, call a Meeting when requested to do so by at least one third of Directors or by a member of the Board of Statutory Auditors..

Notice of the Meeting must be issued by registered letter to the address for service of Directors and Statutory Auditors, at least five days prior to the day of the Meeting. In cases of urgency, Meetings may be convened by telegram, telex, fax or other means that guarantee reception, with reduced notice of twenty-four hours.

If the Chairman is absent or unable to attend, the Board shall be chaired by the Deputy Chairman. In his absence, the Board shall be chaired by the longest serving Director. The longest serving Director shall be understood as the Director who has served uninterruptedly for the longest time. In the event of a tie due to contemporaneous appointment, the eldest Director shall serve.

In order for resolutions of the Board of Directors to be valid, a majority of sitting Directors must be present, and resolutions must be taken by an absolute majority of those present.

If the General Manager is not a Director, he may participate in Board Meetings without voting rights.

The Secretary or his replacement shall be responsible for drawing up the minutes of each meeting, which must be signed by the person chairing the meeting and the Secretary.

Participation in meetings of the Board of Directors through the use of videoconference systems is permitted provided that all entitled parties may participate and be identified, are capable of intervening in the discussion in real time, and may receive, examine, and transmit documents. The Board meeting shall be considered as held in the place in which the Chairman and Secretary are present.

Article 11 – Directors' remuneration

Board members are entitled to remuneration in accordance with the resolutions adopted by the Shareholders' Meeting which shall determine the amount, a fixed annual fee and attendance fees, and reimbursement, including by lump sum payment, of expenses incurred in the exercise of their office.

In accordance with the recommendation of the Statutory Auditors, the Board shall determine the remuneration due to Directors who have been assigned particular responsibilities under these Articles of Association, or other particular assignments, mandates or duties.

Article 12 – Powers of the Board

The Board of Directors possesses all the powers for the ordinary and extraordinary administration of the Company that have not been reserved, by inviolable provision of law or of the Articles of Association, to the Shareholders' Meeting.

The Board of Directors is empowered to vote resolutions pertaining to the following issues: amendments to company bylaws to conform them to new legal regulations, mergers and divisions specifically foreseen in articles 2505 and 2505 bis, and referred to under article 2506 ter, of the Civil Code and share capital decreases when one or more shareholders withdraw. Reference is always made to article 2436 of the Civil Code.

The Board of Directors shall appoint an Executive Committee from among its own members, determining its functions and powers, and may appoint a Managing Director, setting out the limits of their authority.

For specific actions, for individual transactions and specific sections of Company management, the Board may also confer mandates on individual Directors, determining the limits of their mandates and the powers granted to them.

Resolutions concerning the following matters are reserved to the Board of Directors and may not be delegated, other than where provided by law:

a) the determination of general management guidelines;

b) the appointment of the General Manager, one or more Deputy General Managers and the Executive responsible for the preparation of financial statements, together with their revocation, removal or termination.

c) the determination of the highest level organizational structure of the Company and the relevant internal regulations, including the definition of personnel policy;

d) the purchase and sale of its own shares;

e) the acquisition or transfer of shareholdings that may affect the composition of the banking group and significant transactions with related parties;

f) the determination of the functions and powers to be granted to the Executive Committee, the Managing Director, if appointed, to Directors to whom any particular mandates have been granted, and to the General Manager, including in relation to the granting of credit, and at the General Manager's suggestion supervisors of distribution units and other Company employees on the basis of their functions;

g) the approval of consolidated financial statements.

h) the definition of general group strategies and the relevant implementation criteria, in particular in relation to capitalization policies, distribution channels, share acquisition or divestment, personnel policies, and the definition of uniform methods for the implementation of regulations and instructions issued by the Supervisory Body and the approval of group Regulations.

i) the resolutions described in the second paragraph of article 12 of the bylaws.

By appropriate resolution and in all cases for the purpose provided by law, the Board may vest Directors, the General Manager, Company employees, and all levels of employees of related or subsidiary companies operating in the context of corporate organization with powers of signature and representation of the Company, including in legal proceedings.

In cases of need and urgency, the Chairman, by agreement with the General Manager, may assume decisions reserved to the Board, except for those set out in the fifth paragraph above, and all decisions reserved to the Executive Committee with immediate effect against third parties. The competent Body must be notified of any such decision at its next meeting.

The Board of Directors shall promptly notify the Statutory Auditors of its activities and the most significant economic, financial and asset operations undertaken by the Company or by subsidiaries, with particular reference to operations involving interests of one or more members, directly or through third parties. Notifications, at least on a quarterly basis, shall be made verbally during Board meetings or by written notification to the Board of Auditors.

Article 13 – Chairman

The Chairman has the power to legally represent the Company in its relations with third parties and in legal proceedings. The Chairman convenes and chairs Shareholder's meetings, the Board of Directors, and the Executive Committee, with responsibility for initiatives and coordination.

If the Chairman is absent or unable to attend, he shall be replaced by the Deputy Chairman or in the latter's absence, by the longest serving Director, identified by the terms indicated at article 10, paragraph 3.

Article 14 – Executive Committee

The Executive Committee is composed of a minimum of 5 and a maximum of 8 members.

The Chairman, Deputy Chairman, Managing Director, where appointed, and the General Manager, when the latter is a member of the Board of Directors, shall be ex-officio members of the Executive Committee.

The term of office of non ex-officio members of the Committee shall be established by the Board of Directors. The frequency of meetings and procedures for convening meetings shall be established by the Committee itself.

The provisions of article 10, paragraphs 4 et seq. shall apply in relation to the validity of resolutions and other regulations for meetings and the keeping of minutes. The Secretary of the Board of Directors shall perform the function of Secretary of the Committee.

The Executive Committee shall report to the Board of Directors and the Statutory Auditors, at least on a quarterly basis, during meetings or by written document with respect to general management trends, their foreseeable evolution, and the most significant operations undertaken by the Company and its subsidiaries in terms of size and nature. This obligation shall extend to the Managing Director, if appointed.

Article 15 – Board of Auditors

The ordinary meeting shall appoint three Statutory Auditors and two alternate auditors. Statutory and Alternate Auditors, whether acting or replacement, must possess the requirements set by the regulations and may be re-elected.

Auditors shall serve three-year terms, in all cases serving until the Meeting called to approve the financial statement for the third financial year.

At least one statutory and one alternate auditor must be entered in the register of auditors held by the Ministry of Justice and have acted s statutory auditor for a period of not less than three years.

Pursuant to paragraph 3 of article 1 of Ministry of Justice Decree no. 162 of 30 March 2000, the sectors that strictly relate to company activities are those of credit, finance, and insurance.

The functions and remuneration of Auditors shall be in accordance with the law. Auditors are also entitled to the same attendance fees as Directors, as provided by the Shareholders' Meeting, and to reimbursement, including by lump sum payment, of expenses incurred in performing their duties.

Persons who are in situations legally declared incompatible or who do not possess the requirements of integrity, professionalism and independence established by law and/or by secondary implementation regulations may not be elected Auditors, or if elected, shall forfeit their office.

The Statutory Auditors, through a written notice signed by the Chairman of the Board of Statutory Auditors, must immediately give *Banca d'Italia* information on all those documents and events which have emerged in the course of their activities and which imply irregularities in the company's management or violations of banking activities rules.

Article 16 – Appointment of Board of Auditors

The Board of Auditors shall be established on the basis of lists presented by shareholders in accordance with the procedures indicated below, and in any event in compliance with the provisions of art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1998 and related enactment measures.

For this purpose, lists of candidates are presented in accordance with terms and methods specified by applicable legal regulations. The lists are divided into two sections, one concerning candidates to the office of auditor, the other concerning candidates to the office of substitute auditor. At least one candidate must be nominated in each section and the names are listed in order by consecutive numbering.

For each candidate, the subsistence or otherwise of the requirements specified in art. 15, paragraph 3 of these articles of association must be indicated, and must be met by at least the first candidate in each section of each list presented. The lists must also be accompanied by documents and information as required by applicable law, and in any event by the declarations from each individual candidate accepting their nomination and confirming, under their own responsibility, that the requirements are met, as prescribed under current law, in order to be appointed to office. Each candidate may be proposed in a single list only, on penalty of ineligibility.

With regard to the minimum shareholding necessary for the presentation of lists, and related documentation to confirm such a holding, the provisions of law and regulations on this matter shall apply, together with the provisions of these articles of association governing the election of the Board of Directors, in particular article 9, paragraph 4 (v).

Any list presented that fails to observe the aforementioned provisions shall be deemed not to have been presented.

Each shareholder, or group of related shareholders, this term intended as those shareholders related under the terms of art. 9, paragraph 4 (iv) or (vii), may not present or vote for more than one list, as individuals or via a third party or trustee. Each shareholder contributing to the presentation of a list may vote upon that list only.

The two candidates from the section of the list that has obtained the greater number of votes, and the first candidate from the section of the first of the remaining lists which obtained the greater number of votes and is not related to the first list, pursuant to art. 148, paragraph 2 of Italian Legislative Decree 58 of 24 February 1997 and related enactment measures shall be elected Statutory Auditors. The first candidate in the section of the list that has obtained the greater number of votes, and the first candidate in the section of the remaining obtaining the greater number of votes and is not related, as specified above, to the first. shall be elected alternate auditors. In the event of parity of votes between two or more lists, the candidates shall be elected in order of seniority until the vacant posts have been assigned.

The candidate elected from the list from which, previously, only one acting auditor was elected shall be appointed Chairman. In the event of replacement of a Statutory Auditor drawn from the list that obtained the greater number of votes, the said replacement shall be drawn from the same list. Similarly, the replacement of an auditor drawn from the minority list, as specified above, will be made from said list and will assume the role of Chairman of the Board of Statutory Auditors.

If only one list is presented, or in any event there exists no other list distinct from that obtaining the greater number of votes, the acting and substitute auditors will be appointed from the first or only list, in the order in which they are listed. The first candidate from the section specific to acting auditors will be appointed Chairman.

For the appointment of acting and substitute auditors which for any reason are not appointed in accordance with procedures as specified above, the Shareholders' Meeting shall decide under the terms of article 8.

The appointment of Auditors for completion of the Board in accordance with article 2401 of the Civil Code shall be made by the Shareholders' Meeting under the terms of article 8. If it proves necessary to reintegrate the number of members elected from the minority list, prior to voting the Chairman will exclude from the vote all share quotients represented at the meeting for which the holder is the shareholder, or group of related shareholders pursuant to paragraph 5 above, in possession, also jointly in the case of related shareholders, of

the highest share capital holding, calculated on quotients indicated in the list of shareholders, from compulsory communications issued by the shareholders and from any other information available to the Bank.

Shareholdings excluded from the vote pursuant to the above paragraph are in any event taken into account for the purposes of the duly constituted Shareholders' Meeting, but not also for the purpose of the majority required for the approval of Shareholders' Meeting resolutions. .

Article 17 – Powers to convene meetings

The Board of Auditors may, by written communication to the Chairman, convene a Shareholders' Meeting, or meetings of the Board of Directors, or the Executive Committee. This power to convene meetings may also be exercised by at least two members of the Board of Auditors. Each individual auditor may also convene a meeting of the Board of Directors or the Executive Committee.

Article 18 – Authority for signature and representation of the company

Powers of signature and representation of the company, including powers to act in legal proceedings, may be awarded to the parties indicated in paragraph 6 of article 12, including by proxy signed by the Chairman according to the methods, limits, and for the purposes established by the Board of Directors.

The Board may also, for specific actions or categories of actions, authorize the Chairman to award proxies to persons external to the Company.

Article 19- General Manager

The General Manager is at the head of the Company's organizational structure and personnel, and exercises functions in the context of the provisions of these articles and the powers granted by the Board of Directors.

In particular, the General Manager:

manages resource strategy, establishes tasks and formulates qualitative and quantitative objectives for Group companies, in the context of the guidelines and according to the powers awarded to him by the Board.

undertakes all the measures relating to personnel of every type that are not reserved to the Board under article 12, paragraph 4, according to criteria fixed by the Board of Directors, and proposes all other measures relating to personnel to the Board of Directors or the Executive Committee.

for actions and issues not within his/her own competence, formulates duly prepared proposals to submit to the Company's collective decision-taking bodies, including for activities relating to the role of the parent company, according to the relevant powers, and provides for the execution of the resolutions adopted by the said Bodies.

ensures the correct performance of duties assigned to employees, including by means of inspections, investigations, and assessments.

arranges for collections and payments, with powers of mandate to other employees.

signs ordinary correspondence, endorsements, deeds, agreements, undertakings and documents in general that involve the ordinary activity of the Company and appends receipts to bills of exchange, credit instruments, cheques and orders issued by public and private administrations, with the power to delegate the powers to managers, executives and employees designated by him/her.

permits reductions, cancellations, subrogations and endorsements of mortgages, mortgage transcriptions and registrations, lift distraints, challenges, and other impediments of any kind, renounces subscription rights, with reference to corresponding reductions or credit settlements, with the power to delegate the said powers to managers, executives and employees designated by him/her.

take preventive measures to protect the Company names, including by means of applications for monitoring, precautionary and urgent provisions, including all that is considered necessary, as preventative measures, in the Company interest, with powers to award the relevant powers of attorney, and to delegate the said powers to managers, executives, and employees designated by him/her.

When not called to be a member of the Board of Directors, the General Manager participates in meetings of both the Board and the Executive Committee, without voting rights, exercising his/her constructive functions.

The General Manager is assisted by one or more deputy General Managers and/or Central Directors who replace him/her in if absent or unable to attend, according to the provisions of the Board of Directors.

The signature of the General Manager's replacement shall serve as evidence of the latter's absence or incapacity against third parties.

Subject to approval from the Board of Statutory Auditors, the Board of Directors appoints the executive responsible for the preparation of financial statements pursuant to art. 154 bis, Italian Legislative Decree 58 of 24 February 1998. Subjects called upon to perform such duties are only those subjects with at least three years' experience in management, professional or university teaching activities.

The executive appointed to prepare the financial statements is also appointed manager of an organizational structure which, as part of the Bank organization, must report directly to the General Manager or to direct line managers of the General Manager.

Article 20 – Financial Statements

The company financial year shall close on 31st December of each year.

In accordance with the provisions of law, the Board shall arrange for the preparation of the financial statement and the preparation and approval of the consolidated financial statement at the end of each financial year.

Article 21 – Profit distribution

The net profit resulting from the consolidated financial statements shall be allocated as follows:

a portion not less than 5% to the legal reserve, until the extent of the reserve reaches one fifth of the registered capital.

to the statutory reserve or any other reserve funds resolved by the Shareholder's meeting.

the residue to the holders of shares, subject to any allocation of a portion of profits not exceeding 2% of the total for charitable, cultural, scientific or Company image promotion purposes, determined by the Shareholder's meeting.

Dividends not redeemed within five years from the day in which the become payable shall be considered lapsed in favour of the Company, and allocated to the reserve fund.

The Board of Directors may resolve the distribution of advance payments on dividends in the cases, by the methods and within the limits allowed by current legal provisions.

Article 22 – Winding-up

The liquidation of the Company, at any time and for any reason, shall be governed by the provisions of the law.

Article 23 – General Provisions

Any matter not expressly provided for in these Articles shall be governed by the provisions of Law.

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni (Joint Stock Company)

Banking Register No. 5120
Banking Groups Register No. 6160.6
Registered Office: 6 Via Bufalini, Florence
Share Capital Eur 828,836,017.00 fully paid in
Florence Register of Companies, Fiscal and VAT number 04385190485
A Company under the management and coordination of Intesa Sanpaolo S.p.A.

Shareholders' Ordinary General Meeting

1st call 10 April 2008

2nd call 26 April 2008

Corporate Governance Report

Introduction

Banca CR Firenze S.p.A. has adopted, since its admission to listing, in July 2000, the Code of Conduct for listed companies adopted by Borsa Italiana, considering such code a valid guide in the governance of the company and identifying itself in the directions contained therein and subsequently implemented by the legislator.

This report, which is an element of the set of information designed for the shareholders' meeting for the approval of the financial statements, discusses the overall functioning of the corporate governance system, comparing it with the provisions of the Code.

In its drawing up, the recommendations on the contents, issued last February, on an experimental basis by Borsa Italiana, were acknowledged.

This report is divided in three sections.

The first section discusses the ownership structure of the Bank and the procedures for the allocation of the voting rights at the meetings, also providing the information required under art. 123-bis of the Consolidated Financial Brokerage Law (*Testo Unico dell'Intermediazione Finanziaria* or (TUF).

The second section reviews issues related to the individual articles of the Code; each paragraph of this report corresponds to an article of the Code. Each paragraph provides some information about those principles or criteria of the Code which are not yet fully applied, together with the reasons for such omitted application, in compliance with the well known approach "comply or explain" which must direct the annual information of listed companies on the adoption of any codes of conducts.

The third section analyses the events occurred after the end of the financial year and the predictable evolution with regard to the corporate governance.

Section I Ownership structure – Shareholders' rights

1) Share capital and shareholders

Banca CR Firenze is a Bank with its registered office in Florence, established in 1829 and incorporated as a joint-stock company in 1992. Until 2007, it was the parent company of a medium-size banking group with a multiregional presence, mainly in the Centre of Italy.

Its share capital is comprised only by ordinary shares listed on the Borsa Italiana's Mercato Telematico Azionario since July 2000, all with the rights and obligations connected to the capacity of shareholder in accordance with the Italian laws and regulations. There are no statutory restrictions to the transfer of the shares. Any limitations to the holding of interests in the Bank derive from the legislation governing the industry, which requires the authorisation of the Bank of Italy upon exceeding certain participation thresholds.

As regards the shareholders' base, the following table summarises the interests of the main shareholders as at the end of the 2007 financial year.

Shareholder	n° shares	%
Ente CR Firenze	347,453,965	41.925%
Intesa Sanpaolo S.p.A.	153,898,664	18.570%
Gruppo BNP Paribas	54,258,162	6.547%
Fondazione CR Spezia	32,398,176	3.909%
Fondazione CR Pistoia e Pescia	30,500,776	3.680%
SOFIBAR (CR Ravenna) S.p.A.	9,015,000	1.088%
Others (Market)	201,227,990	24.281%
Total	828,752,733	100%

The number of ordinary shares includes those issued in accordance with the stock granting plans in favour of the employees (stock granting) as well as with the stock incentive schemes in favour of the general managers and top managers of the Bank and Group (stock option), information about which may be found both in the management report and in the disclosing document issued in September 2007 in accordance with art. 84 bis of the Consob Regulation on Issuers.

The extraordinary meeting held on 27 March 2000 conferred the Board of Directors with the authority to resolve any capital increases to the service of the stock option plan, and the Board fully availed itself of such authorisation through two resolutions, the first dated 16 October 2000, (first tranche of the plan) and the second dated 31 July 2003 (second tranche). The second tranche of the plan was completed in 2008. As at 31 December 2007 it was still possible to issue no. 83,284 shares.

As regards transactions in own shares, it must be pointed out that the ordinary meeting held on 26 April 2007 renewed its annual authorisation to the Board of Directors, in terms virtually identical to those underlying the authorisations conferred in previous years. In

particular, purchases and sales on the market of listing were authorised with the indication of the maximum limits of shares that may be held in the portfolio, limits defined both in terms of number of shares, 10 million units, as well as in countervalue, € 50 million. Furthermore, the use of own shares in extraordinary financial transactions (if any) has been authorised, when appropriate. These powers were not exercised and as at 31 December 2007 there were no own shares in the portfolio.

2) Control of the company and shareholders' agreements

As from the admission to listing on the Stock Exchange, the control structure of the company has been significantly influenced under certain agreements entered into between the main shareholders.

Until 2005, control was jointly exercised by the signatories of the Shareholders' Agreement entered into in 1999, and subsequently repeatedly extended: Ente Cassa di Risparmio di Firenze, Sanpaolo IMI S.p.A. and BNP Paribas S.A.

In 2006 a new agreement with a three year term (hereinafter, the **Foundations Agreement**) was entered into between the aforementioned Ente, which contributed with shares representing 30% of the share capital, and CR Spezia and CR Pistoia e Pescia Foundations, which contributed their entire holdings. The 30% share contributed by the Ente, corresponded to the maximum level at which the Ente, in compliance to the regulations in force at the moment when the agreement was entered into, and subsequently abolished, could exercise its voting right at both ordinary and extraordinary meetings.

In July 2007, Ente Cassa di Risparmio di Firenze, Fondazione Cassa di Risparmio della Spezia, Fondazione Cassa di Risparmio di Pistoia e Pescia and SO.FI.BA.R. S.p.A. (CR Ravenna Group) on one side as selling parties, and Intesa Sanpaolo S.p.A. on the other side as purchasing party, entered, on 26 of July, into some agreements aimed at the acquisition of the control of the Bank by the latter.

In April, Ente Cassa di Risparmio di Firenze already adopted, giving the relevant notice to the public, certain resolutions in favour of the initiative.

The transaction is expected to develop in several stages and, for each of these stages, the terms at which shareholders may exercise their powers in the corporate governance of Banca CR Firenze S.p.A. have already been agreed.

The first stage was initiated at the moment when the agreements were entered into and was focused on the execution of the exchange transaction of the Intesa Sanpaolo S.p.A. shares held by the company itself, with the Banca CR Firenze S.p.A. shares owned by the selling parties, which led to Intesa Sanpaolo reaching the control of the Bank.

Central element of the agreements is the **Shares Exchange Contract and Shareholders' Agreement**, which contains, *inter alia*, provisions of an extra-statutory nature designed at protecting the position of Intesa Sanpaolo S.p.A. as future purchaser of the company.

Also within the context of the agreements entered into on 26 July 2007, the Ente entered into two **non-binding Consultation Agreements** with Fondazione Cassa di Risparmio di Pistoia e Pescia and with Fondazione Cassa di Risparmio della Spezia,

respectively, which govern any decisions regarding Cassa di Risparmio di Pistoia e Pescia and Cassa di Risparmio della Spezia, subsidiaries of the Bank and in which the two Foundations held a minority interest.

The Exchange took place after the end of the financial year, precisely on 29 January 2008. Consequently, Intesa Sanpaolo acquired, on such date, no. 334,090,969 Banca CR Firenze shares, corresponding to approximately 40.3% of the share capital of the acquired company, in exchange for an aggregate of no. 398,904,617 Intesa Sanpaolo ordinary shares owned by Intesa Sanpaolo itself.

Following the exchange transaction, the main shareholdings are as follows:

Shareholder	n° shares	%
Intesa Sanpaolo S.p.A.	487,989,633	58.881%
Ente CR Firenze	85,276,948	10.290%
Gruppo BNP Paribas	54,258,162	6.547%
Others (Market)	201,247,990	24.283%
Total	828,772,733	100%

Intesa Sanpaolo - by virtue of the interest already held and of the aforementioned exchange – is now holding 58.9% of Banca CR Firenze S.p.A. share capital, and, in accordance with the provisions of art. 106 of the Consolidated Financial Law, launched a takeover bid on the shares capital of Banca CR Firenze not yet owned. The agreements also provided that Ente Cassa di Risparmio di Firenze should not tender to the take-over bid, thus maintaining a 10.3% share in Banca CR Firenze.

The takeover bid provides for a cash consideration of € 6.735 per share.

After the acquisition of the control by Intesa Sanpaolo S.p.A., Ente Cassa di Risparmio di Firenze shall maintain a minority interest in the Bank, to which a considerable importance in the corporate governance of the Bank will be guaranteed, through statutory clauses and shareholders' agreements.

The two shareholders in question governed this second stage, focused on the execution of transactions aimed at the delisting of Banca CR Firenze shares from the regulated markets, by entering, on 26 July 2007, into a shareholders' agreement, the **Post Exchange Agreement**, containing also the general guidelines governing the affiliation of the Bank to the Intesa Sanpaolo Group.

The Post-Exchange Agreement provides for the future entering into a further agreement between the same shareholders, which shall govern the mutual relationships during the third stage, that is to say after the moment when the regulations governing listed companies shall no longer be applicable to the corporate governance of the Bank.

In accordance with the provisions of the agreements entered into on 26 July 2007, by virtue of the Exchange, as from the date of execution of the exchange itself, the Shares Exchange Contract and Shareholders' Agreement and the Foundations Agreement ceased to have any effect, whilst the Post-Exchange Agreement and the Non-Binding Consultation Agreements came into effect.

In order to complete the information related to the shareholders' agreements, it must be pointed out that the publicity provided for under art. 122 of the Consolidated Financial Act was also provided for an agreement entered into by the Bank and Fondazione Cassa di Risparmio della Spezia on 16 July 2003 (the Investment Agreement), within the framework of the purchase of the majority interest in Cassa di Risparmio della Spezia S.p.A.

Such agreement provided for, inter alia:

1) the requirement, fulfilled in June 2004, for the Foundation to subscribe a capital increase launched by Banca CR Firenze S.p.A. reserved for the Foundation itself;

2) the non binding undertaking by Banca CR Firenze to do anything reasonably within its power in order to support the appointment in its Board, and the permanence in office, of a person designated by the Foundation; in case of failure of such events to occur, a mechanism was agreed on for the possible amendment, upwards, of the contractual price of the acquisition of the majority interest in Cassa di Risparmio della Spezia S.p.A. (indemnity clause).

Fondazione Cassa di Risparmio della Spezia actually achieved its objective to appoint one member of the Board of Banca CR Firenze when the members of the Board of Directors for the 2006-2008 three year period were appointed, at the ordinary meeting held on 27 April 2006.

Afterwards, on 2 March 2007, within the framework of the agreements which led Banca CR Firenze to acquire from Fondazione Cassa di Risparmio della Spezia a further interest in Cassa di Risparmio della Spezia S.p.A., the Investment Agreement was renegotiated. The aforementioned non-binding clause has been maintained, while the indemnity clause was cancelled.

Finally, on 1 August 2007, following the stipulation of the Exchange Agreement which envisaged the exit of Fondazione Cassa di Risparmio della Spezia from the share capital of Banca CR Firenze S.p.A., the director designated by the Foundation, in the person of its Chairman, resigned from the office.

Fondazione Cassa di Risparmio della Spezia has not expressed the intention to enforce the clause of the non binding undertaking with reference to the non permanence in office of its designee, nor has it required the application of the indemnity clause which, as outlined above, is no longer effective.

Annex 3 contains the abstracts of the shareholders' agreements in force as at 31 December 2007, and any updates as at such date.

As a consequence of the foregoing events, as from the month of April the possibility of a delisting of the Bank became a reality, and this fact determined a suspension of some of the planned initiatives for the strengthening of the corporate governance mechanisms. This is discussed more in details in Section II below.

3) Shareholders' rights and other information

The main rules governing the rights of the shareholders are contained in the Articles of Association, available on the website of the company, and you are referred to this document for each and every additional information regarding the corporate governance.

The text of the Articles of Associations may be modified by resolution of the extraordinary meetings, passed by the majorities provided for by law. The Board of Directors is also authorised to intervene on the text of the Articles of Association only to adapt it to regulatory provisions.

Specific statutory provisions, introduced in December 2005, sponsored by the then majority shareholder – Ente Cassa di Risparmio di Firenze, and outlined in art. 8 of the Articles of Association, govern the exercise of the voting right in the ordinary meetings.

Specifically, the Articles of Associations establish that the banking foundations, and, if appropriate, all the entities connected thereto, are not allowed to exercise the voting right in the ordinary meetings for over fifty percent of the aggregate shareholding from time to time present at the meeting.

With the introduction of such rules, the Ente intended to ensure that its position within the company could not be classified as a controlling interest, situation which is inconsistent with the regulations governing banking foundations.

To close this section, it is to be pointed out that, with regard to the information required under art. 123-bis of the Consolidated Financial Act, there is nothing relevant to be discussed with reference to:

- mechanisms for the exercise of voting rights within any employees' shareholding system, when the voting right is not exercised directly by the employees;
- any systems where, with the cooperation of the company, the financial rights connected to the securities are separated from the ownership of the latter;
- any agreements of which the company or its subsidiaries are parties, and which would come into effect, be modified or terminated in the event of a change in the control of the company;
- any agreements between the company and the directors which provide for indemnity in the event of resignations or unfair dismissal or if the relevant working relationship terminates following a public take-over bid.

Section II - Provisions of the Code

1) Role and operation of the Board of Directors

The Board of Directors has a key role in the management of the Bank, through the performance of its functions of strategic guideline and organisational coordination, for both the Bank itself as well as for the Banca CR Firenze Group.

The law regulations specific for the banking industry, and the provisions contained in the Articles of Association, imply a considerable concentration in the Administrative Body of the decision-making powers within the Bank.

The foregoing supports the Board in the performance of the functions outlined in art. 1 of the Code with reference to the Bank.

The organisational structure of the Group, characterised by a considerable concentration of functions with the Parent Company, and the guidelines issued by the latter within the framework of the exercise of direction and coordination activities, concur in ensuring that the Administrative Body of the Parent Company performs the functions provided for in art. 1 of the Code with reference to the Group as a whole as well as to its key elements. Within the group, Cassa di Risparmio di Pistoia e Pescia S.p.A. and Cassa di Risparmio della Spezia S.p.A. may be qualified, under the Code, as subsidiaries with a strategic significance, being entities of a considerable size which characterise the strategic model of a banking group focused on a multi-regional territorial presence.

It is now worth discussing in details the conferment and exercise of the delegations and on the transactions of a particular significance.

First of all, the Articles of Association identify, at art. 12, the transactions which, by their own nature, should be considered as having such high relevance that may not be delegated.

The internal structure of management delegations is evidenced, first of all, by the resolutions through which the Board conferred the management powers to the Executive Committee, the most recent of which dated 15 of May 2006, at the moment of the renewal of this committee.

For the purposes of the transparency and fairness of the corporate conduct, it is essential that the decision-making powers of an administrative nature be allocated to a collegial body subject to the same rules of conduct as the Board of Directors, rather than to a single Managing Director. The General Manager, who represents the top of the corporate structure, is responsible for the implementation of the resolutions passed by the collegial bodies. The General Manager is also responsible for the preparation of grounded proposals to be submitted to the approval of the collegial bodies.

The Chairman, who is not conferred with any management delegation, but with the legal representation of the Bank, represents, vis-à-vis any third parties the point of reference for the identification of corporate strategies, and has the responsibility of the relationship with the key shareholders. The Articles of Association, furthermore, assign to the Chairman an initiative and coordination role in the meetings of the collegial bodies.

Finally, the Chairman reports on a quarterly basis, during the meetings of the Board of Directors, the issues dealt with by the Committee, providing any and all clarifications that might be requested by the Members of the Board.

The internal regulations of the company, approved by the Board of Directors, which regulate the main sectors of the corporate activity, such as, for instance, the granting of loans, the assumption of any financial risks, external expenditures and any measures regarding the employees, supplement the provisions of the Articles of Association, introducing a management delegation system structured in accordance with the nature of the transactions and the relevant amounts, reporting, also in this case, any transaction of a considerable importance to the attention of the Board, or to the Executive Committee.

Save for these regulatory provisions which, as outlined above, are structured as a system characterised by a strong concentration of the powers in the administrative collegial bodies, the identification of any transaction of a particular significance is remitted to the prudential assessment of the delegated Officers, who are, in any case, required to report in details to the delegating subjects about their actions.

The management of the Bank and of the Group is focused on the drafting of Three Year Plans and annual Budgets, documents approved by the Board which formalise not only the quantitative targets, but also the action plans to achieve them, an on the continuous monitoring by the Board of their performance. The planning is also updated when the circumstances so require.

Art. 10 of the Articles of Associations establishes that the Board should meet, normally, once a month and the actual frequency of these meetings complies with the provisions of the Articles of Association. During the financial year 2007, in line with the provisions of the Articles, 14 meetings were held. Average attendance by the directors was, in 2007, equal to approximately 83%, with regard to both the Board as a whole as well as the individual directors alone.

In 2008, 12 meetings are planned, 3 of which already held by the approval date of this report.

The Executive Committee normally meets fortnightly. In 2007, 22 meetings were held. Average attendance by its members was 86%, 73% with regard to the independent members.

In 2008, 26 meetings are planned, 5 of which already held by the approval date of this report.

As regards the provision under criterion 1.C.3, it was not deemed appropriate for the Board to limit the number of appointments, in light of the fact that, *inter alia*, the composition of the Board is a mix of contributions coming from disparate environments, in which the mechanisms for the protection of the representation of the minority interests have a considerable importance. The Board deems, in any case, that each director has provided an adequate contribution to the Board itself. Any office held in other entities does not affect the duties performed in Banca CR Firenze and concurs to enhance the experience of the Director, for the benefit of the Bank itself.

The size, the composition and the principal rules for the operation of the Board are the result of decisions taken by the shareholders at the shareholders' meetings. Overall, in the opinion of the Board the composition of the Board itself, in 2007, has been adequate to meet the responsibilities assigned to it by a system which, as outlined above, is characterised by a considerable concentration of decision-making powers to the collegial bodies.

In addition, again by the initiative of the shareholders, the directors were assigned with the broader authorisations for any possible competing activities under art. 2390 of the Italian Civil Code. It is believed that there is no particular risk with reference to the activities carried out by the directors in other entities of the industry, given that, in the majority of cases, such activities are performed within the strategic partners Intesa Sanpaolo and BNP Paribas or within geographical areas where the Bank does not operate, or, moreover, such activities relate to the office of independent director.

2) Composition of the Board of Directors

The current Board of Directors was appointed, for a new three years term, at the shareholders' meeting for the approval of the 2005 financial statements, in accordance with the list voting system outlined in point 6) below.

At the meeting the first list, by number of votes cast, was the list jointly sponsored by the three Foundations signatories of the above mentioned Foundations Agreement and by SO.FI.BA.R. S.p.A. (subsidiary of Cassa di Risparmio di Ravenna S.p.A.), second was the list sponsored by Sanpaolo IMI S.p.A. whilst the list sponsored by BNP Paribas S.A. was third.

Consequently, the composition of the Board of Directors is the following

Director	Designator	Independent
Aureliano BENEDETTI (Chairman)	Ente Cassa di Risparmio di Firenze	NO
Piero ANTINORI (Deputy Chairman)	Ente Cassa di Risparmio di Firenze	YES
Pio BUSSOLOTTO	SANPAOLO IMI S.p.A.	NO
Sergio CECCUZZI	SOFIBAR SpA	YES
Jean CLAMON	BNP PARIBAS S.A.	NO
Alessio COLOMEICIUC	Fondazione Cassa di Risparmio di Pistoia e Pescia	YES
Pier Giovanni MARZILI	Ente Cassa di Risparmio di Firenze	NO
Massimo MATTERA	SANPAOLO IMI S.p.A.	NO
Matteo MELLEY	Fondazione Cassa di Risparmio della Spezia	NO
Giuseppe MORBIDELLI	Ente Cassa di Risparmio di Firenze	NO
Antonio PATUELLI	SOFIBAR SpA	YES
Giuseppe SPADAFORA	BNP PARIBAS S.A.	NO
Francesco TARANTO	SANPAOLO IMI S.p.A.	YES

Riccardo VARALDO	Ente Cassa di Risparmio di Firenze	YES

On 3 September 2006, Prof. Marzili passed away and, in his place, the Board of Directors, at the meeting held last 2 October, appointed, with the approval of the Board of Statutory Auditors, Mr. Federico Vecchioni as a member of the Board of Directors of the Bank.

On 1 August 2007, Mr. Matteo Melley resigned from office. The Board acted, in the remaining part of the 2007 financial year, with 13 members.

Following the Exchange transaction, occurred, as specified above, after the end of the financial year, the member of the Board Mr. Pio Bussolotto also resigned due to the occurrence of an incompatibility of offices

New modifications in the composition of the Executive and Management Offices of the Bank occurred, once again due to the change in the control structure, on 3 March 2008.

Acknowledging the resignation presented on 3 March 2008 by the members of the Board Mr. Alessio Colomeiciuc and Prof. Riccardo Varaldo, and in consideration of the two prior resignations mentioned above, the Board of Directors, at its meeting held on the same day, brought the number of its members to 14 again, appointing to the office Mr. Pietro Modiano, Mr. Francesco Micheli and Mr. Paolo Maria Grandi, all members of the top management of the parent company, and Mr. Lino Moscatelli, who resigned as General Manager. This office was assigned by the Board to Mr. Luciano Nebbia, previously responsible, in Intesa Sanpaolo S.p.A., of the geographical area of the Province of Milan.

The appointment of the new members of the Board of Directors shall be effective until the next shareholders' meeting.

Mr. Moscatelli was further appointed as a member of the Executive Committee, in place of Mr. Giuseppe Spadafora who resigned as member of this Committee but not as member of the Board of Directors.

The Board also resolved to bring from 6 to 5 the number of the members of the Executive Committee.

Finally, the Board conferred to Mr. Moscatelli, appointed Managing Director, all the powers required to supervise the integration process of Banca CR Firenze S.p.A. in Intesa Sanpaolo Group.

Please refer to the tables attached hereto for further details about the composition of the Board and its Committees (Annex 1), related to 2007, and for the indication of the offices held by the Members of the Board of Directors in other companies (Annex 2).

In accordance with the provision of criterion 2.C.1 of the Code, the members of the Executive Committee, absent the Managing Director, should all be qualified as executive.

This approach is deemed as inapplicable, given that, being the functions of the Committee of a merely deliberative nature, the positions of its members are different

from those of a managing director, who normally has a continuous presence in the company and the power to deal directly with the counterparties of the company.

The decision-making procedures of the Committee are also different from those of a managing director, being characterised, as outlined above, by the collective method, by the presence of the Board of Statutory Auditors, by the traceability of the preliminary materials and of the decisions adopted.

3) Independence of the Directors

As already mentioned in the paragraphs above, in the election of the current Board of Directors the provisions of the Articles of Association were adopted, with regard to the indication, for each applicant, of the satisfaction of the independence requirements provided for by the Code. The applicants referred to the new version of the Code.

The actual possession of such requirements, just as for those concerning the trustworthiness and professionalism provided for by the regulations governing listed companies and banks, was reviewed by the Board at the meeting following the installation. The Board confirmed the indications provided by the Directors at the moment of their application.

The Board discussed this issue during the review of the requirements of the Member of the Board Mr. Vecchioni, appointed in October 2006; and again in the meeting held after the publication of the Legislative Decree 303/2006, which introduced the disqualification from office of any director no longer in possession of the independence requirements declared at the moment of his/her appointment, and again in the subsequent meeting for the approval of the information regarding the corporate governance.

Such assessments were also conducted with regard to the members of the Executive Committee, given that their position was not deemed equal to that of actual executive directors, and also in consideration of the opportunity to verify the existence of at least one independent director within the Committee.

Such assessments are performed during the meetings of the Board at the presence of the Auditors, duly notified of the information requests forwarded by the company to its members of the Board.

The Board, at the moment of the approval of this report, adopted the following valuation criteria.

First of all, as expressly provided by the Code, those who have been appointed as director for more than nine times in the past twelve years shall not be considered as independent.

In addition, any employment, director or other relationships of a professional nature, existing, or which have existed, between certain directors and Ente CR Firenze, Intesa Sanpaolo S.p.A. and BNP Paribas S.A., or their respective subsidiaries, are also deemed as assumptions of non independence.

The significance of any office held in subsidiaries of the Bank was assessed under a "substance over form" perspective, primarily keeping in mind that some offices are held by designation from persons other than the Bank or reflect the belonging to entities other than the Bank, such as entrepreneurial associations.

Bank overdraft facilities in favour of the directors, their relatives and the respective controlled entities, held with the company, its subsidiaries or with the bank's main shareholders, were also examined, in light of their concrete possibility to generate any relationship of dependence .

Some directors are shareholders of Ente Cassa di Risparmio di Firenze, banking foundation of an associative nature. This relationship has no economic nature and does not have any implication on income and was, therefore, considered as not capable of affecting the independence requirement.

Following the collective assessment, the following, of the members of the Board in office at the moment of such assessment, were considered as not independent:

- Aureliano Benedetti
- Jean Clamon
- Massimo Mattera
- Giuseppe Morbidelli
- Giuseppe Spadafora

while the following were considered as independent

- Piero Antinori
- Sergio Ceccuzzi
- Alessio Colomeiciuc
- Antonio Patuelli
- Francesco Taranto
- Riccardo Varaldo
- Federico Vecchioni

The meeting reserved exclusively to the independent directors, in accordance with the provisions of criterion 3.C.6. of the Code, was not held since its purposes, not specified in the Code, were not perceived.

4) Handling of corporate information

All directors and auditors are required, in accordance with the law regulations, to maintain the confidentiality of any documents and information acquired during the performance of their duties, particularly with regard to any privileged information.

Any relationships with the media is maintained through the competent functions of the Bank,

A procedure for the prompt disclosure, where appropriate, of privileged information has been implemented. The General Manager, in cooperation with the Secretary of the Board, is entrusted with the responsibility to determine the information that is to be subject to the aforementioned rules.

The preparation and authorisation process of the relevant press release was also internally regulated. The release is drawn up by the investor relations function, and approved by the General Manager, by the Chairman and, in the event that it derives from any resolutions of the Board, by the Board itself.

5) Committees of the Board

Annex 1 includes the information concerning the composition of the Board and its Committees, the meetings held during the year and the attendances of the relevant members. At the moment, the only Committee established, of those provided for by the Code, is, as outlined below, the Remuneration Committee. The procedures for its establishment and operation are compliant with the recommendations of the Code.

6) Nomination of the directors

The rules provided for in the Articles of Association with regard to the appointment of the directors were modified to be adapted to the law regulations, which provide for the election of candidates through the list voting system, and which were applied at the latest renewal of the Board, in the meeting held for the approval of the 2005 financial statements.

The rules governing the presentation of the lists establish, first of all, that each shareholder or group of shareholders, such as companies' groups and shareholders' agreements, may present only one list, the presentation of which requires, in any case, the holding of at least 1% of the share capital. This threshold was determined by Consob on the basis of the market capitalisation of the company according to the provisions of articles 144-ter and 144-quarter of the Regulations on Issuers.

The list is to be submitted and published not less than 10 days before the meeting, and it should include at least two independent directors.

As regards the election method, the system provides for the number of directors drawn from each list to be determined using, as a base-rule, the well known, basically proportional quotient method.

This rule is subject to the following exceptions:

- half plus two of the directors to be elected are reserved to the list which receives the highest number of votes, save where such list is presented only by banking foundations, in which case it will be entitled to only half of the directors to be elected;
- for the purpose of protecting the minorities, the second most voted list, provided it is not connected to the first, shall in any case be reserved at least one director.
- again, under a protection of minorities perspective, the minority lists are assigned not more than three members of the Board, but those directors which would, otherwise, be assigned to the list to which such limitation applies, shall be assigned to the immediately subsequent minority list which has at least one director elected, and so forth until the end of the lists; only when there are no further lists, the directors shall be assigned again to the majority list.

The directors to be elected are, normally, drawn from the lists in order of their listing. This rule is also subject to some exceptions. From the majority list, in particular, may not be selected a number of directors, designated by banking foundations, higher than half of all the directors to be elected. In addition, at least two directors elected in the majority list and one for each minority list which managed to have three directors elected, shall be in possession of the independence requirements provided for by the law and by the Code.

Therefore, if the listing order of the candidates within the lists does not lead to such a composition of the Board, the subsequent candidates present in the list will be taken into consideration, until the moment when the Board has the composition provided for under the Articles of Association.

The entities presenting the lists, even if not expressly provided for by the Articles of Association, have in any case attached the curricula of the candidates, also giving due consideration to the fact that the regulations governing the banking industry provide for professionalism requirements for the directors. Thus, the company was able to disclose on its website, in accordance with the provisions of the Code, the submitted lists together with a profile of the candidates.

The deadline established by the Articles of Association for the presentation of the lists is ten days before the planned date of the meeting, and not 15 days, as provided for by Criterion no. 6.C.1 of the Code. The term of ten days was deemed capable of satisfying the needs of the shareholders to have the latest financial statements disclosures available before presenting the final list of their candidates to the office of director.

Current statutory rules, promoted by Ente CRF, guarantee a significant representation in favour of minority shareholders, thanks to a basically proportional system for the allocation of the Members of the Board between the different lists. Unlike in other companies, the Board may not present any lists.

Also in light of this scenario, characterised by particularly strict rules protecting the different rights of the shareholders, the establishment of a Nomination Committee, having the functions assigned to it under the Code, was not deemed necessary.

7) Remuneration of the directors

The remuneration of the members of the Board of Directors, even if also members of the Executive Committee, is set by the shareholders' meeting. Those members of the Board who are entrusted with specific assignments, delegations or duties, may be granted by the Board, in coordination with the Board of Statutory Auditors and in compliance with the provisions of the law and of the Articles of Association, an additional compensation.

In line with the non executive nature of the assignments, the remuneration does not include any element linked to the performance of the company.

The remuneration for certain Top Managers includes, on the contrary, a variable element linked to the performance. Incentive mechanisms have been introduced for managers in charge of specific functional areas, which link part of their remuneration also to the achievement of some pre-set targets, specific for each area.

A significant proportion of the remuneration of the General Manager, in particular, is linked to the achievement of certain profitability targets for the Bank.

The Board of Directors, furthermore, resolved the allocation of stock options in favour of the managers of the company and of other companies of the Group, on the basis of the delegation conferred to the Board by the Extraordinary Meeting held on 27 March 2000.

The Remuneration Committee was renewed at the moment of the renewal of the Board. The Members of the Board Prof. Marzili, Mr Ceccuzzi and Mr. Taranto were elected to the Remuneration Committee. After the death of Prof. Marzili, Mr. Vecchioni took his place also in the Committee.

The Committee met twice in 2007.

In its first meeting, some proposed guidelines concerning the remuneration policy for the managers of the Bank and of the Group were discussed in details, also with the support of a number of qualified external experts.

The second meeting, on the other hand, assessed the proposal, later implemented, to pay an additional fee to the Chairman, in view of the particular work performed by the latter during his term of office in favour of the growth of the Bank and the Group, under a value creation perspective for all the shareholders, and in particular for his contribution, in the final stages of the negotiation between the main shareholders with regard to the transfer of the control of the Bank, provided in the arranging of agreements focused on ensuring a highly significant role to the Bank itself within the new group.

All the meetings were duly minuted.

8) Internal control system – Organisational Model 231

The internal control system represents an aspect of the corporate activities with reference to which the Banks are required to comply with the specific regulations governing this industry issued by the Bank of Italy, which verifies their application.

The structure of the internal control system adopted by the Supervisory Directions for Banks is similar, although characterised by a wider scope, to that to which the Code refers to.

To this regard, it might be helpful to mention the responsibilities assigned by the aforementioned regulations to the Board of Directors, which:

"- approves the strategies and the risk management policies. It should be aware of the risks to which the bank is exposed, know and approve the procedures through which such risks are identified and assessed;

- approves the organisational structure of the bank; ensures that tasks and responsibilities are assigned in a clear and appropriate manner, particularly with regard to the delegation mechanisms, reviewing them whenever deemed necessary; provides the tools for assessing the exercise of the delegated powers;

- verifies that the top management defines the structure of internal control consistently with the selected risk propensity; that the control functions have an appropriate independence level within the structure; that they have adequate resources for their correct operation;

- ensures that a proper, complete and prompt information system is set up;

- ensures that the functionality, efficiency and effectiveness of the internal control system is periodically assessed and that the outcome of all the controls are reported to the Board itself; in the event that deficiencies or anomalies are detected, it shall promptly adopt appropriate corrective measures."

No executive director was entrusted with responsibility to supervise the operations of the internal control systems, given that, as mentioned above, the Board is not comprised by executive directors, and the top management of the company is represented by the General Manager,

The guidelines of the system adopted by the Banca CR Firenze Group were formalised in the "Abstract of the Group's Internal Control System" and in the "Regulation of Internal Auditing Activities", approved by the Board of Directors of the Parent Company in December 2000, and updated, again by a resolution of the Board of Directors, on several occasions, the latest being in 2005, when the internal regulations were integrated with the provisions of the Legislative Decree 231/2001 governing administrative liabilities, and in March 2006, with the first integration of the compliance function. These documents are currently being revised following the implementation by the Company of the recent new regulations on this issue (Law 262/2005, Basle II, Supervisory Instructions on compliance, MiFID, etc,), These regulations provide for the establishment of specialised and independent control functions, within the framework - although with different roles and responsibilities – of the control system defined for the Banca CR Firenze Group (Board of Statutory Auditors, 231 Supervisory Body, Head of Compliance, Internal Audit Function, Risk Manager).

Within the context of the overall internal control system, the following key principles are particularly worth of notice:

- "controls – which represent an integral part of the daily activities of the Company - involve, with different roles, the Administrative Bodies, the Board of Statutory Auditors, the Management and all of the employees";
- "the internal control system must cover any and all types of risk [...]. Particular care should be paid to the Functions institutionally assigned to control activities - since they do not directly intervene in the industrial/production process – which are identified in:
  - management audit
  - non-compliance risk management;
  - risk management;
  - internal auditing.
- "The control mechanisms are comprised, in particular, of:
  - Line Controls implemented within the organisational and computer procedures;
  - Management Audit, for the control of income and costs and the continuous monitoring of the achievement of the economic-equity targets;
  - Compliance Function, for the management, control and monitoring of the non-compliance risk with regard to laws, internal and external regulations, rules;
  - Risk Management, for the assessment, monitoring and management of financial, credit and operational risks;
  - Internal Audit, under the Auditing Division and Group Control, for the assessment of the adequacy and effectiveness of the control systems and their monitoring".

The Internal Audit function is carried out by a special structure referred to as the Auditing and Control Management of the Group reporting to the General Manager and comprising about 60 people. Its mission is defined by internal rules as follows:

- To guarantee professional, independent, and objective operation in order to evaluate the corporate governance, control, and risk management processes with

the aim of forestalling the occurrence of problems. To participate in the process that ensures the conscious assumption of risk by the Management Bodies and Upper Management in that way.

- In compliance with prevailing laws and with the principles and regulations issued by the Bank of Italy and other Supervisory Bodies, to ensure assurance services aimed at improving operation of the Group and to protect the financial, economic, and equity position of the Group, in compliance with professional standards.
- To promote the internal control culture within the Group.
- To assist and work with the Control Bodies of the individual Group Companies (Board of Statutory Auditors and Supervisory Body 231) and the Independent Auditors as part of the internal control activities, also reporting to the individual Boards of Directors in the manner and frequency established.

The Department Head is in charge of internal control in accordance with the code and the TUF [consolidated law on finance].

Internal Audit activities are supported by continuous and detailed reporting to the Management and Control Bodies and Upper Management in accordance with a detailed programme approved by the Board of Directors and which provides, in summary, monthly reports to the Board of Statutory Auditors and four-monthly reports to the Management Bodies and the Supervisory Body 231, who can thereby regularly evaluate the effectiveness of the internal control systems in the various departments.

In order to make this Function more effective and efficient following implementation of the above mentioned regulations and instructions from the Supervisory Body, a review of the organisation was recently initiated aimed at meeting the aforesaid requirements. The solution identified can be summarised in the following guiding principles:

1) establishment of a separate Area to give formal responsibility for Supervision of the Group to;
2) providing a unique "interface function" to the Auditing Management to retrospectively carry out all the controls on the Group Organisational Unit on behalf of all the "parties" that have specific responsibility in the system control area.

The aforesaid guidelines were approved by the Board of Directors of the Parent Company on 28 January 2008.

The auditing structure of Banca CR Firenze carries out its work in a centralised manner, including for the banking companies of the Banca CR Firenze Group, in accordance with externalisation agreements, thereby assuring Upper Management, the Management Bodies, and the Supervisory Bodies 231 of the individual Banks of the necessary visibility on the suitability of the internal control system to the risk profiles of the main subsidiaries.

The Auditing Management is appointed annually by the Supervisory Body, established in accordance with Legis. Decree 231/2001, hereinafter Supervisory Body 231, that will be referred to below, to control compliance of the conduct to the Organisation and Management Model, Legis. Decree 231/2001, and on the suitability of the Model to the regulatory requirements and/or organisation/operations.

Another element of the Group Internal Control System is the Risk Committee, a body comprising a representative of the Board of Directors, Mr. Francesco Taranto, who replaced Prof. Marzili, the General Managers of all the Group Banks, and heads of departments of the areas most directly involved in the risk management processes. The representative of the Board of Directors refers to the Board on the results of the decisions and evaluations of the Risk Committee.

In order to improve the organisational set up of the controls, and prevent the eventuality that the Group companies be subject to the penalties provided under Legis. Decree 231/2001 (which introduces the new principle of "managerial responsibility" to institutions with corporate status to the law), the Board of Directors approved the implementation of a project in July 2004 which was carried out in association with a noteworthy consultant.

The first stage of the project finished up in December 2004 with the approval of the Organisation and Management Model aimed at integrating, where necessary, the control systems in relation to the specific provisions of the aforesaid regulation. The second stage concluded in December 2007 and the internal operating regulations were issued and the Supervisory Body defined and formalised the "Summary of the 231 Controls by the Supervisory Body 231".

The Model comprises a General Part, mainly devoted to the listing of the standards, and a Special Part, which describes the offences provided under Legis. Decree 231/2001 with reference to the so-called "delicate areas" of the Bank, and noting rules of conduct, most of which now form part of prevailing company rules.

The Organisation and Management Model has been extended to all of the Group Companies, and continuous detailed information and training will be provided regarding it.

By decision of the Board of Directors of 19 December 2005 the regulation on market abuse was inserted into the Organisation and Management Model (Law no. 62 of 18 April 2005). This regulation introduced within the penalty mechanism provided under Legis. Decree 231 also insider dealing and market manipulation offences.

The integration of the Model with regulatory provisions also regarded implementation of the new aspects introduced by Law 262/05 of 12 January 2006 (Law concerning regulations for the protection of savings and financial market rules and regulations).

In addition following verification of the Bank structure, the Model was subjected to a detailed review, aimed at integrating the rules in the model with the operating procedures of the Bank more effectively, in order to guarantee more efficient company processes on the one hand, and prevention in accordance with the aforesaid Decree, on the other. The review of the Model was approved by the Board of Directors in their meeting of 19 February 2007.

However, following the new rules introduced by the lawmaker in 2007, the Model and the Summary of the 231 Controls by the Supervisory Body 231 will have to be integrated this year, and specifically with the implementation of Law 123/07 of 3 August 2007 on the "protection of health and safety in the work place", and Legis. Decree 231/07 of 21 November 2007 on "money laundering and receiving of stolen goods".

Finally, note that the basic requirement to implement the Model in question regarded the appointment of a Supervisory Body who will check the operation, compliance, and

updating of the Model itself, which the Board did on 24 January 2005. Said body, which was brought back into effect on 2 October 2006 following the death of its Chairman, Prof. Pier Giovanni Marzili, currently comprises an independent, non executive Director, Mr. Sergio Ceccuzzi, the Chairman of the Statutory Board of Directors, two expert jurists in company and criminal matters, Prof. Francesco Corsi, lawyer, and Mr. Valerio Valignani, lawyer, and the Head of Auditing and Control of the Group. The Supervisory Body met 6 times in 2007.

The organisational set-up and operating mechanisms of the Bank are subject to continuous adjustment to the developments that occur in the context of the operations and the reference regulations.

There has been particularly intense period of change recently keeping the Bank heavily engaged over the 2005-2007 three-year period and which will involve other significant commitments this year and the one to come.

The following lists some of the changes in the regulatory framework that listed companies and banks must make and which have greater impact on the Internal Control system:

- the progressive increase in the group of offences pertaining to regulations on the management responsibility of Institutions;
- the introduction of a manager figure, who will have the task of drafting company accounting documents and this figure's associated responsibility;
- the changeover to the new regulations regarding the assessment and management of risks and asset requirements for Banks (Basel 2);
- the Supervisory regulations of the Bank of Italy regarding compliance with the rules, which provide that the overall organisation of the internal control System must be redefined in association with the establishment of the Function of Compliance with the rules.

A common feature of many of the aforesaid regulations and changes of context is the need to acknowledge instructions, that are restrictive to a greater or lesser extent, regarding the internal organisational set ups, providing for multiple control structures, parties, and mechanisms in particular.

Banca CR Firenze S.p.A. has tended towards the adoption of the most advanced solutions in the matter, as it is aware that a fully effective internal control system and a fair and transparent management structure would generate value in the medium-long term for the shareholders and, more generally, for all categories of stake-holders.

On the other hand, the Bank has committed itself to improving the balance and rationalisation of its various organisational requirements, with specific regard to the numerous control roles and functions mentioned above in the interest of greater efficiency and effectiveness.

The idea of creating an Internal Control Committee was considered during the year, with the functions provided by the Code, which could also be coordinated with the members and functions of the current Supervisory Body 231. This body had not been established before due to the significant responsibility that the Supervisory Regulations places upon the Management and Control Bodies together.

The initiative, which would have entailed further significant organisational effort, was put on hold as the possibility of the Bank being delisted increased.

As referred to in Section III, the initiative may be reactivated following the issue of the supervisory provisions regarding company governance.

9) Directors' interests and transactions with related parties

Prior to dealing with directors' interests and transactions with related parties, we should mention the rules and regulations pertaining to the so-called "bank representatives" i.e. those who carry out administration, management and control functions in the Bank or in companies belonging to the Bank Group.

Art. 136 of Legis. Decree 385/1993 states that the Board of Directors must give prior unanimous approval to the transactions that involve the assumption of obligations of any nature with the Bank, without the interested party being present, and the approval of all the Statutory Auditors. We should note that the regulation orders the Board and the Statutory Auditors to intervene, as an exception to the normal decision making authority in the Company regarding any type of transactions.

Pursuant to law 262/2005, amended by Legis. Decree 303/2006, the range of application of this regulation was extended to the companies in which these representatives have administrative, management, or control roles, or if they control these functions. This meant that this strict procedure extended to almost all the situations where the directors hold interests in accordance with article 2391 of the Civil Code, and to a great part of the parties who comprise the group of the parties related to the Bank in accordance with IAS 24.

Apart from the cases being considered, the directors and the company structures work diligently to identify potential situations where the directors hold interests. Specifically, in loans transactions, where credit interventions by other banking groups represented by the directors is referred to.

As regards transactions with related parties, article 12 of the Articles of Association provides that significant transactions, due to their delicate subject matter, should be dealt with exclusively by the Board of Directors.

The question as to whether a transaction was significant or not had always been decided on a case by case basis until precise quantitative principles were established to identify significant transactions, referring mainly to their nature, and therefore to the kind of association that would be created for the company, and the time frame of the choices. For example, all shareholdings transactions and transactions regarding company business sectors were always submitted to the Board for decision. Qualified external experts were used to evaluate bigger transactions to evaluate the financial appropriateness as provided under the Code.

The Internal Control Committee did not intervene as it didn't exist as noted above.

In January 2008 the Board approved the regulations regarding transactions with related parties, that, in addition to the quantitative criteria introduced to identify significant transactions and thereby make the Board of Directors responsible for deciding, it introduced minimum requirements for the preliminary instructions and reporting obligations following the transactions. On the other hand, the General Manager still has the power to evaluate whether to involve external experts to decide on the appropriateness and correctness of the proposals.

The regulation includes the structure adopted by the parent bank and can be used, adding any appropriate amendments, to regulate operations with related parties.

As regards types of operation with related parties, we should note that operations with reference banking shareholders comes under the strategic plan established by Banca CR Firenze S.p.A. prior to the acquisition of control by Intesa Sanpaolo S.p.A.

In November 1999, when the Cassa di Risparmio di Firenze transferred its holdings in Sanpaolo IMI S.p.A. and BNP Paribas S.A., and pursuant to the Shareholders' Agreement, Banca CR Firenze S.p.A. made framework agreements with these two shareholders, and the companies belonging to their groups, allowing it to use their specialised know-how, among other things. Specifically, it was provided that Sanpaolo IMI act as primary reference for the development of savings management, project financing, investment banking, and big company financing, while BNP Paribas took over the consumer credit, leasing, and bankassurance sectors.

Therefore the choice of contact person in operations regarding the aforesaid areas was regulated by agreements, conditions being equal. The general framework agreement regarding these operating aspects also expired in March 2006, while some agreements made for specific areas of business remain in force. However co-operation has continued according to the logic of mutual benefits, apart from the leasing area, as BNP Paribas decided that its holdings in the Centro Leasing Banca S.p.A. joint holding were no longer in its best interests, and so Banca CR Firenze S.p.A. acquired control last July as noted at length in the report on the financial statements.

10) Statutory auditors

When approving the 2006 annual report, at a meeting held on 26 April 2007, the Board of Statutory Auditors was reconfirmed by voting for lists of candidates applying the prevailing provisions of the articles of association, unless superseded by law or regulations. Specifically, the regulation contained in paragraph 2-*bis* of article 148 of the TUF was applied, which establishes that the role of chairman of the Board of Statutory Auditors must be filled by an elected member taken from the minority list.

Two statutory auditors were therefore elected from the majority list, presented by the Cassa di Risparmio di Firenze, Mr. Vieri Fiori (Outgoing Chairman of the Board of Statutory Auditors) and Mr. Marco Sacconi (confirmed in the office), and an alternate auditor, Mr Francesco Mancini, whose was appointed for the first time. Mr. Domenico Muratori (a statutory auditor in the preceding mandate) was elected as Chairman, and Mr, Angelo Falbo, lawyer, (confirmed) was elected as alternate auditor from the minority list presented by Intesa Sanpaolo S.p.A.

After the ending of the financial year following the acquisition of control of the Bank by Intesa Sanpaolo S.p.A., the Chairman of the Board of Statutory Auditors, Mr. Muratori and the Alternate Auditor, Mr. Falbo, lawyer resigned from their positions as they were no longer tenable. As a result, Mr. Fiori, as the oldest member of the Board of Statutory Auditors, in accordance with 2nd paragraph of article 2401 of the Civil Code took the position of Chairman and the alternate auditor, Mr. Francesco Mancini took the position

of statutory auditor of the Board of Statutory Auditors. These changes will take effect from the next Shareholders' Meeting.

In the extraordinary shareholders' meeting held along with the ordinary shareholders' meeting to approve the 2006 balance sheet, adjustments to the articles of association of the new regulations regarding the election of the Board of Statutory Auditors were discussed, and the Consob provisions that govern election procedures were adopted for the most part which refer to the Code as regards procedural transparency.

The minimum participation requirements for the presentation of a list of candidates for the position of Statutory Auditor is the same as that provided for the presentation of lists for the election of the Board of Directors, so, 1% for this year.

Even the limits on the total number of offices that can be held by the Statutory Auditors is now regulated by Consob.

In accordance with these regulations, listed companies cannot add further reasons for incompatibility when taking on a statutory auditor besides those provided by law. Article 148 of the TUF does not actually provide for this option in the articles of association, provided on the other hand under article 2399 of the Civil Code, a regulation which however expressly does not apply to listed companies under the law. For that reason, it did not seem appropriate to change the articles of association to impose the independence requirements as provided under the Code.

The independence and independence of action of the Board of Auditors as provided under the Code is protected by the group of regulations that govern the function, including those specific to the banking sector which introduce direct connections with the Supervisory Authorities, and the personal characteristics of the statutory auditors themselves.

In carrying out its duties, the Board of Statutory Auditors operates in close collaboration with the internal audit structures.

The requirements for independence pursuant to article 148 of the TUF, as for the other requirements under law, were verified by the Board at the first meeting following the appointment of the new Board of Statutory Auditors, in compliance with prevailing laws.

As regards the requirements of independence provided under the Code, we note that the principles provided under point 10.C.2. of the Code did not apply to one of the Auditors, Mr. Muratori, because he is an employee of the Intesa Sanpaolo group, whose parent company exercised notable influence over the Bank in 2007.

Indications are given on the Board of Statutory Auditors' activities during 2007 in the table in attachment 1, along with notes on the presence of the members at the meetings.

Regarding application of the principles under point 10.C.4. of the Code, we note that the rules provided under article 136 of the Consolidated Banking Law apply to Statutory Auditors in addition to the Directors. If the Statutory Auditors comply with these rules, the substantial compliance with the principles under consideration is guaranteed.

On the other hand, the principles under point 10.C.7. of the Code did not apply since the Internal Control Committee has not been established.

11) Relations with the shareholders

In relation to the provisions of article 11 of the Code, the company set up an internal structure that carries out the investor relations functions with the aim of communicating with the shareholders, and institutional investors, based on the understanding of the reciprocal roles.

The Investor Relations section on the company's website (http://www.bancacrfirenze.it) is one of the most important information channels between the company and the current or potential investors, and contains among other things, the names and addresses of those working in this department. The English language version was added to the Investor Relations section of the site, and all the Italian material is also available in English.

The Company believes that the shareholders' meetings are a good opportunity for dialogue between the Management Bodies and the shareholders, and encourages their participation. However, considering that a list of potential participants has to be made in advance, both for organisational reasons, and to check the shares held as required by the law, the articles of association state that a participant will have to make the request to participate in the meeting two days (not including Sundays or national holidays) prior to the meeting.

About 77% of the share capital was represented at the 2007 shareholders' meeting. There were also a significant number of institutional investors and small shareholders' associations present. There were 176 shareholders represented.

The ordinary shareholders' meeting of 27 April 2001 decided on the adoption of Rules to govern the meetings, as provided under point 11.C.5. of the Code with the aim of guaranteeing the ordered running of the Meetings and the right of each shareholder to take the floor on the topics up for discussion.

Considering the current company organisation, the guarantees that the law, the regulations, and the articles of association provide for the protection of minorities are considered adequate and balanced with respect to the requirement that all the shareholders enjoy the efficient and streamlined execution of company business.

Therefore the Board did not consider it necessary to change the articles of association with regard to this matter in 2007.

Secton III – Changes after year ending and outlook for the future

As referred to above on more than one occasion, the agreements that brought the Bank into the fold of the Intesa Sanpaolo Group were executed on 29 January 2008, foreshadowing delisting of the Bank shares, and consequently these changes were recorded with the Company Bodies.

The framework agreements provide that the Bank, including through its subsidiaries, will take on an important role within the Intesa Sanpaolo Group and will be assigned the Tuscany and Umbria regions exclusively, in addition to Eastern Liguria (La Spezia province), the Viterbo province, the Ascoli province, and the Fano area. The shareholding of Intesa Sanpaolo in the sub-holding Intesa Casse del Centro S.p.A. and the branches and business units of the Intesa Sanpaolo Group in its area will be transferred to the Group at market value and under terms yet to be defined.

Banca CR Firenze will be responsible for the management and coordination, on behalf of the Parent Bank and within its general policy framework, of the commercial banks in the reference area.

Banca CR Firenze and its subsidiaries will have almost 1,000 branches in Central Italy after the merger with Intesa Casse del Centro.

Banca CR Firenze will therefore have to utilise the strategic model of Intesa Sanpaolo, distinguished by the establishment of roots in the territory, and the active support of the production system in the above mentioned territory. This is different from the other zones where the Group is present by significant differences among other tings, such as the greater impact of small businesses, the different company policies, and the main competitors that the Group will have to deal with.

With the Bank being de-listed, the Governing Bodies of the Bank will still have the same responsibility in carrying out its role with respect to its various stake-holders, a task that will therefore require a further commitment to create the structures and mechanisms that will be able to ensure correctness and transparency to the company governance system, in its general interests .

The Bank of Italy will also be paying greater attention to these matters, and after consulting with the various operators, issued new supervisory provisions regarding the organisation and company governance applicable to all the banks, on 4 March 2008.

According to the provisions, which will become progressively effective up to 30 June 2009, the date by which the banks must be in full compliance, and including non listed banks particularly if they are bigger, or have more extensive operations, they will have to create their own governing system, adopting certain orders and solutions like those that apply to listed companies, such as independent directors or specialised committees.

The upcoming initiatives of the Bank regarding company governance will therefore be marked by the timely and correct adoption of the accounts of the Supervisory Body.

TABLE 1: THE BOARD OF DIRECTORS AND THE EXECUTIVE COMMITTEES

Board of Directors					Executive Committee		Remuneration Committee	
Office	Member	Independent	Attendance percentage	Number of other offices held *	Member	Attendance percentage	Member	Attendance percentage
Chairman	Aureliano Benedetti	NO	100.0%	6	✓	95.5%		
Deputy-Chairman	Piero Antinori	YES	78.7%	14	✓	72.3%		
Director	Pio Bussolotto	NO	85.1%	2	✓	77.7%		
Director	Sergio Ceccuzzi	YES	92.6%	3			✓	100%
Director	Jean Clamon	NO	50 %	11				
Director	Alessio Colomeiciuc	YES	85.1%	0				
Director	Massimo Mattera	NO	85.1%	1	✓	86.6%		
Director	Matteo Melley	NO	90.0%	**				
Director	Giuseppe Morbidelli	NO	92.6%	2	✓	90.1%		
Director	Antonio Patuelli	YES	92.6%	9				
Director	Giuseppe Spadafora	NO	85.1%	3	✓	95.5%		
Director	Francesco Taranto	YES	78.7%	6			✓	100%
Director	Riccardo Varaldo	YES	100.0%	2				
Director	Federico Vecchioni	YES	50.0%	6			✓	100%

Notes:
*This column lists the number of directorships or statutory auditors offices held by the person in other domestic and/or foreign publicly-traded companies active as financial, banking, and insurance companies or large corporate companies. Details of the offices held are disclosed in Annex 2.
** The member of the Board of Directors Matteo Melley resigned on 1 August 2007. The attendance percentage is not significant and is based on the number of meetings he attended during his directorship period.

Other important information
All members of the Board of Directors are to be considered non-executive members. The Report specifies by which of the shareholders each Board member was nominated.
The Bank does not have an internal audit committee nor a nominations committee. The report specifies the reason for the non-existence of such committees.
In the year 2007, the Board of Directors convened 14 times, the Executive Committee convened 22 times and the Remuneration Committee convened twice.
Please consult the report for in-depth commentary.

TABLE 2: THE BOARD OF STATUTORY AUDITORS

The Board of Statutory Auditors was reappointed on 26 April 2007 by the Annual General Meeting of Shareholders. The new term shall expire at the date of the Annual General Meeting of Shareholders which shall convene to approve the bank's 2009 annual report.
Hereunder is an information table relative to the previous and to the current Board of Statutory Auditors:

Until the 26 April 2007 reappointment of the Board of Statutory Auditors

Office	Members	Percentage of attendance	Number of other offices held
Chairman	Vieri Fiori	100%	21
Acting Member	Domenico Muratori	33%	3
Acting Member *	Marco Sacconi	100%	10
Substitute Member	Angelo Falbo	not significant	not significant
Substitute Member *	Guido Sansoni	not significant	not significant

Notes
*L'asterisk sign shows whether the member was appointed by selection from voting lists submitted by minority shareholders.
Other important information
In the year 2007, before the date of reappointment, the Board of Statutory Auditors convened three times.

After the 26 April 2007 reappointment of the Board of Statutory Audit

Office	Members	Percentage of attendance	Number of other offices held
Chairman*	Domenico Muratori	87.5%	3
Acting Member	Vieri Fiori	100%	21
Acting Member	Marco Sacconi	100%	10
Substitute Member	Francesco Mancini	not significant	not significant
Substitute Member *	Angelo Falbo	not significant	not significant

Notes
*The asterisk sign shows whether the member was appointed by selection from voting lists submitted by minority shareholders.
Other important information
In the year 2007, after the date of reappointment, the Board of Statutory Auditors convened eight times.

Annex 2. The Principal Occupations of the Directors

Chairman: Aureliano Benedetti

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board of Directors	Centrovita Assicurazioni S.p.A.*
Board Member	Società Finanziaria di Compartecipazioni S.p.A.
Board Member	Banca d'Intermediazione Mobiliare IMI S.p.A.

In companies of significant dimensions:

POSITION	COMPANY
Acting Member of the Board of Statutory Auditors	Marchi Industriale S.p.A.
Acting Member of the Board of Statutory Auditors	MAS Italia S.r.l.
Chairman of the Board of Statutory Auditors	Scala Group S.p.A.

* A company controlled by Banca CR Firenze S.p.A.

Deputy-Chairman: Piero Antinori

In companies listed on the stock market:

POSITION	COMPANY
Board Member	Aeroporto di Firenze S.p.A.

In companies of significant dimensions:

POSITION	COMPANY
Chairman of the Board of Directors	Antinori Agricola S.r.l.
Chairman and Chief Executive Officer	Marchesi Antinori S.r.l.
Chairman of the Board of Directors	P. Antinori S.r.l.
Chairman of the Board of Directors	Tormaresca S.r.l.
Chairman of the Board of Directors	Argentiera S.r.l.
Chairman of the Board of Directors	Palazzo Antinori S.r.l.
Chairman of the Board of Directors	Antinori California S.A.
Chairman of the Board of Directors	Società Valorizzazione Vini Toscani S.r.l.
Board Member	Meridiana Wine Estate
Board Member	Colsolare
Board Member	Antinori Matte S.A.
Board Member	Campo di Sasso S.r.l.
Chairman of the Board of Directors	Prunotto S.r.l.

Director: Pio Bussolotto

In companies listed on the stock market

POSITION	COMPANY
Supervisory Board Member	Intesa Sanpaolo S.p.A.

In banking, financial and insurance companies

POSITION	COMPANY

Board Member	Banca delle Marche S.p.A.

Director: Sergio Ceccuzzi

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board of Directors	Centro Leasing Banca S.p.A.*
Chairman of the Board of Directors	Centro Leasing Rete S.p.A.*

* Companies controlled by Banca CR Firenze S.p.A.

In companies of significant dimensions:

POSITION	COMPANY
Sole Manager	Sefra S.r.l.

Director: Jean Clamon

In companies listed on the stock market:

POSITION	COMPANY
Chief Operating Officer	BNP Paribas S.A.
Board Member	Compagnie Nationale à Portefeuille S.A.

In banking, financial and insurance companies:

POSITION	COMPANY
Board Member	Banca Nazionale del Lavoro S.p.A.
Board Member	BNP Paribas Lease Group S.A.
Board Member	Cetelem S.A.
Board Member	Arval Service Lease S.A.
Board Member	Euro Securities Partners
Board Member	UCB S.A.
Board Member	Partecis S.a.s.

In companies of significant dimensions:

Supervisory Board Member	Galeries Lafayette SA
Board Member	ERBE S.A.

Director: Alessio Colomeiciuc

No offices to be reported, apart from Board Member of Banca CR Firenze.

Director: Massimo Mattera

In banking, financial and insurance companies:

POSITION	COMPANY
Member of the Board of Directors and Member of the Executive Committee	Banca IMI S.p.A.

Director: Giuseppe Morbidelli

In companies listed on the stock market.

POSITION	COMPANY
Board Member	FondiariaSAI S.p.A.

In companies of significant dimensions:

POSITION	COMPANY
Board Member	A.C. Fiorentina S.p.A.

Director: Antonio Patuelli

In banking, financial and insurance companies:

POSITION	COMPANY
Chairman of the Board of Directors	SO.FI.BA.R. S.p.A.
Chairman of the Board of Directors	Cassa di Risparmio di Ravenna S.p.A.
Deputy Chairman of the Board	Banca di Imola S.p.A.
Chairman of the Board of Directors	Consultinvest Asset Management S.g.r.
Board Member	So.R.IT. Soc. Riscossioni Italia S.p.A.
Deputy Chairman of the Board	SI Holding S.p.A.
Deputy Chairman of the Board	Centro Leasing Banca S.p.A.
Board Member	Soc. Coop. Libro Aperto
Board Member	Centro Leasing Rete S.p.A.*

* A company controlled by Banca CR Firenze S.p.A.

Director: Giuseppe Spadafora

In companies listed on the stock market:

POSITION	COMPANY
Board Member	Vittoria Assicurazioni S.p.A.

In banking, financial and insurance companies:

POSITION	COMPANY
Chief Executive Officer and Managing Director	Cassa Lombarda S.p.A.
Board Member	CARDIF Assicurazioni S.p.A.

Director: Francesco Taranto

In companies listed on the stock market:

POSITION	COMPANY
Board Member	ENEL S.p.A.
Board Member	Banca CARIGE S.p.A.

In banking, financial and insurance companies

POSITION	COMPANY
Board Member	Alto Partners S.G.R. p.A.
Board Member	Pioneer Global Asset Management S.p.A.

Board Member	Unicredit Xelion Banca S.p.A.

In companies of significant dimensions:

Board Member	Kedrios S.p.A.

Director: Riccardo Varaldo

In companies listed on the stock market:

POSITION	COMPANY
Board Member	Finmeccanica S.p.A.
Board Member	Piaggio & C. S.p.A.

Director: Federico Vecchioni

In companies of significant dimensions:

POSITION	COMPANY
Chairman of the Board of Directors	Campus Agricola Assicurazioni S.r.l.
Board Member	Co.Agri S.c.a.r.l.
Board Member	Mattazione Maremmana S.r.l.
Board Member	Polo Universitario Grossetano S.c.r.l.
Board Member	Agroqualità S.r.l.
Board Member	Buonitalia S.p.A.

Shareholders' agreement among Ente CR Firenze, CR Spezia and CR Pistoia Foundations (abstract)

Ente Cassa di Risparmio di Firenze, Fondazione CR Spezia and Fondazione CR Pistoia (the "**Syndicated Shareholders**") have entered into a shareholders' agreement on April 12, 2006 to support the development and growth of the Bank (the "**Shareholders' Agreement**"). The agreement covers the following shares of the Bank (figures as at 31 December 2007):

	Number of ordinary shares	% of share capital	% of shares held by Syndicated Shareholders
Ente CR Firenze	248,617,420	30.000	79.809
Fondazione CR Spezia	32,398,176	3.909	10.400
Fondazione CR Pistoia	30,500,776	3.680	9.791

The Shareholders' Agreement has an initial term of three years and will be automatically renewed for additional three-year periods for those Syndicated Shareholders which do not give notice of termination at least six months prior to the expiration date.

As a previous shareholders' agreement was in place from November 1999 until April 2005 between Ente CR Firenze, BNP Paribas and Sanpaolo IMI (see Section One, Chapter V, Paragraph 5.1.5), the Syndicated Shareholders have agreed that, should BNP Paribas and Sanpaolo IMI remain shareholders of the Bank and in the near future show renewed interest to be a party to the Shareholders' Agreement with respect to their holdings in CRF Syndicated Shareholders will evaluate whether the conditions for such inclusion are appropriate and will adopt mutually agreed positions and act in concept so as to act in such a manner as will uphold the purpose of the Agreement.

The Shareholders' Agreement provides, among other things, as follows:

- Fondazione CR Spezia and Fondazione CR Pistoia may each increase their respective shareholdings by not more than 4% of the share capital of the Bank, provided that all shares purchased within this limit shall become subject to the Shareholders' Agreement and that such purchase shall not result in any mutual obligation of the Syndicated Shareholders to effect a public tender offer;
- for the entire term of the Shareholders' Agreement, Ente CR Firenze shall hold a number of syndicated shares (i.e. shares subject to the underlying shareholders'agreement) representing not less than 30% of the share capital entitled to voting rights. In the case such shareholding is diluted, Ente CR Firenze may at any time increase its stake up to an amount of 41,926% of the share capital of the Bank, provided that (i) the exercise of this right does not result in any joint obligation by the parties to effect a public tender offer and (ii) the voting rights with respect to the shares excluded from the Shareholders' Agreement shall be exercised in the same manner as those relating to syndicated shares;
- the Syndicated Shareholders have granted each other pre-emptive rights on shares of the Bank they intend to sell on the *Mercato Telematico Azionario* and/or to third parties. In the case of Ente CR Firenze, such right shall also apply to non-syndicated shares. Upon transfers of shares other than by sale on the *Mercato Telematico Azionario* by Ente CR Firenze, Fondazione CR Spezia and Fondazione CR Pistoia shall be granted tag-along rights with respect to the shares held by them, in proportion to the shares sold by Ente CR Firenze and the aggregate shareholding of Ente CR Firenze in the share capital of the Bank. However, if as a result of such transfer of shares by Ente CR Firenze, the acquiring third party acquires the control of the Bank, Fondazione CR Spezia and Fondazione CR Pistoia shall be entitled to sell to the acquiring third party all shares of the Bank held by them. If the transfer of shares by Ente CR Firenze to the acquiring third party does not include the shares to be sold pursuant to the tag-along right as a result of the failure by Ente CR Firenze to perform its obligations, Fondazione CR Spezia and Fondazione CR Pistoia shall be entitled to sell shares of the Bank to Ente CR Firenze, which shall be required to acquire such number of shares equal to the shares subject to the sale. If Ente CR Firenze shall be unable to purchase such shares due to the lack of required authorizations by the competent authorities, Fondazione CR Spezia and Fondazione CR Pistoia shall be entitled to freely sell such shares on the *Mercato Telematico Azionario* at any time;

- the Syndicated Shareholders also agreed that upon the purchase by one Syndicated Shareholder of a certain number of shares in one or more tranches which results in the mutual obligation of the Syndicated Shareholders to effect a public tender offer for the remaining shares of the Bank, the Syndicated Shareholder who entered into such purchase shall be required to indemnify and hold harmless the other Syndicated Shareholders from any obligation and/or charges relating to such tender offer or any demands for the reimbursement of expenses, charges, damages and/or sanctions by third parties in connection with the failure to conduct a public tender offer or any act which suspends or forfeits such public tender offer.
- The Syndicated Shareholders agreed to establish a Consultative Committee composed of three members each of which represents one Syndicated Shareholder, which shall be chaired by the designated representative of Ente CR Firenze. The Consultative Committee, within the limits of legal and statutory provisions, has the authority to discuss and elaborate on any topic in the common interest which is important for the Bank and the Group, such as increases or reductions in share capital, mergers and de-mergers and purchases or sales of large equity holdings. The opinions of the Consultative Committee shall not be binding. However, the following resolutions by the Consultative Committee, which require a unanimous vote, shall be binding upon the Syndicated Shareholders:
    - purchase or contribution to the Shareholders' Agreement of additional shares apart from the syndicated shares within the limits set forth above;
    - accession by a third party of the Shareholders' Agreement and related terms and conditions;
    - possible waiver of the pre-emptive rights or tag-along right with respect to the Syndicated Shareholders; and
    - the decision whether to adhere to a public takeover bid by one or more Syndicated Shareholders pursuant to articles 102 and 106 of the Consolidated Financial Law.

In addition, the Syndicated Shareholders undertook to present and vote in favor of a common slate of nominees for the Board of Directors of the Bank at the shareholders' meeting on April 27, 2006.

On April 14, 2006, the Syndicated Shareholders and Sofibar (a company controlled by Cassa di Risparmio di Ravenna S.p.A.), agreed to jointly act upon the proposals to be presented at the shareholders' meeting on April 27, 2006 in order to obtain the widest possible agreement with respect to the approval of nominees for the board of directors. The Syndicated Shareholders contributed shares covered by the Shareholders' Agreement and Sofibar contributed 11,700,000 shares, representing 1.029% of the share capital of the Bank and 2.661% of the syndicated shares, to this voting agreement (the "**Voting Agreement**"). The Voting Agreement expired upon the conclusion of the annual shareholders' meeting session. The parties to the Voting Agreement undertook to approve the financial statements and consolidated financial statements as of December 31, 2005 and to vote affirmatively on the proposal for the Capital Increase and a free capital increase, as well as the nomination of a new Board of Directors. The Voting Agreement provided that the parties to the Agreement would vote for a 14-member board and jointly deposit and vote a common candidate list made up of ten nominees in the following order: 5 directors nominated by Ente CR Firenze, 1 director nominated by Fondazione CR Spezia, 1 director nominated by Fondazione CR Pistoia and 3 directors nominated by Sofibar. With respect to these matters, the Voting Agreement dated April 14, 2006 superceded the Shareholders' Agreement.

During the shareholders' meeting on April 27, 2006, out of a total of 14 members, the first nine of the ten nominees on the list presented jointly by the Syndicated Shareholders and Sofibar were elected, among them a representative of Fondazione CR Spezia, thus fulfilling the undertaking of CRF towards Fondazione CR Spezia in the context of the acquisition of the majority interest in CR Spezia.

ENTE CASSA DI RISPARMIO DI FIRENZE

INTESA SANPAOLO

FONDAZIONE Cassa di Risparmio di Pistoia e Pescia

So.Fi.Ba.R. S.p.A. Società Finanziaria di Banche Romagnole

FONDAZIONE CASSA DI RISPARMIO DELLA SPEZIA

Extract of Shareholders' Agreement
pursuant to art. 122 of Legislative Decree 58 of 24th February 1998

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Pursuant to art. 122 of Legislative Decree 58 of 24th February 1998 (as subsequently integrated and amended, hereafter "**TUF**"), articles 127 and subsequent of the Issuer Regulation adopted with Consob Resolution 11971 of 14th May 1999 (as subsequently integrated and amended, hereafter "**Issuer regulation**") and art. 131, par. 3 of Issuer Regulation, this extract summarises the contents of the Shareholders' Agreement stipulated on 26th July 2007 involving the ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Agreement**").

1.- COMPANIES WHOSE FINANCIAL INSTRUMENTS ARE THE OBJECT OF THIS AGREEMENT

Cassa di Risparmio di Firenze S.p.A., company incorporated under Italian law, with Registered office in Firenze, Via Maurizio Bufalini 6, fiscal code and registration number on the Firenze Company Register 04385190485, share capital of 828,516,636.00 euro, entirely made up of 828,516,636 ordinary shares of nominal value 1.00 euro each, member of the National Interbank Deposit Guarantee Fund, included in the National Register of Banks at No. 5120 and Parent Company of the Banking Group "Banca CR Firenze", included in the National Register of Banking Groups at No. 6160.6 (the "**Cassa**" or the "**Company**").

2.- PARTIES TO THE AGREEMENT

The following parties stipulated the Agreement:

(i) **Ente Cassa di Risparmio di Firenze**, banking entity, with Registered office in Firenze, Via Bufalini 6 ("**Ente Firenze**");

(ii) **Intesa Sanpaolo S.p.A.**, with Registered office in Torino, Piazza San Carlo 156, share capital of 6,646,547,922.56 euro, fiscal code and registration number on the Torino Company Register 00799960158, included in the National Register of Banks at No. 5361 and Parent Company of the "Intesa Sanpaolo" Banking Group, included in the National Register of Banking Groups ("**Intesa Sanpaolo**");

(iii) **Fondazione Cassa di Risparmio di La Spezia**, banking foundation, with Registered office in La Spezia, Via D. Chiodo 36 ("**Fondazione Spezia**");

(iv) **Fondazione Cassa di Risparmio di Pistoia e Pescia**, banking foundation, with Registered office in Pistoia, Via de' Rossi 26 ("**Fondazione Pistoia**");

(v) **So.Fi.Ba.R. - Società Finanziaria di Banche Romagnole S.p.A.**, with Registered office in Ravenna, Piazza Garibaldi 6, share capital of 81,370,000.00 euro, fiscal code and registration in the Ravenna Company Register at No. 01352870396, belonging to the Cassa di Risparmio di Ravenna S.p.A. Banking Group ("**So.fi.ba.r.**").

(Ente Firenze, Fondazione Spezia e Fondazione Pistoia are collectively referred to hereafter as "**Fondazioni**"; Fondazioni and So.fi.ba.r. are collectively referred to hereafter as "**Shareholders of the Cassa**"; Intesa Sanpaolo and each of the Shareholders of the Cassa are referred to hereafter, collectively as the "**Parties**" and, individually, a "**Party**").

3.- SHARES SUBJECT OF THE AGREEMENT

The Agreement provides for a total of 573,266,581 ordinary shares of the Cassa (the "**Syndicated Shares**") which are to date held by the Parties.

Syndicated Shares represent 69.192% of the current share capital of the Cassa.

The table below indicates the number of Syndicated Shares held by each Party, as well as the percentage of representation of such shares:

Party	Syndicated Shares *		
	Number	% stake of the current share capital of the Cassa	% stake of total Syndicated shares
Ente Firenze **	347,453,965	41.937	60.609
Intesa Sanpaolo	153,898,664	18.575	26.846
Fondazione Spezia ***	32,398,176	3.910	5.652
Fondazione Pistoia ***	30,500,776	3.681	5.321
So.fi.ba.r. ***	9,015,000	1.088	1.573
TOTAL	**573,266,581**	**69.192**	**100**

* The Parties have made the commitment to vest in the Agreement any further ordinary shares of the Cassa which may come to be held by the Parties for whatever reason starting from the date of stipulation of the Agreement.

** Including 262,177,017 Syndicated Shares that shall be held through G.B.L. Fiduciaria S.r.l. based on the Fiduciary Contract in point 5.1(i) hereafter.

*** Shall be held through G.B.L. Fiduciaria S.r.l. based on the Fiduciary Contract in point 5.1(i) hereafter.

4.- CONTROL OF THE CASSA

None of the Parties, as a consequence of and as provided for by the Agreement, exercises control over the Cassa pursuant to art. 93 of TUF.

5.- CONTENTS OF THE AGREEMENT

It must be noted that, also on 26th July 2007, the Parties signed a share swap contract (the "**Share swap contact**") providing for, subordinated to the conditions contained therein (in particular the Authorisations required by the law) the acquisition by Intesa Sanpaolo of control over the Cassa by means of a share swap (the "**Share swap**") of a total of 398,904,617 Intesa Sanpaolo own ordinary shares with the part of the Syndicated Shares, and that is a total of 334,090,969 ordinary shares of the Cassa held by the Shareholders of the Cassa representing 40.324% of the latter's current share capital (the "**Shares of the Cassa to be swapped**").

Furthermore, it must be noted that - in case of non execution of the Share swap within 31st December 2007 (the "**First deadline**") or, if requested by Intesa Sanpaolo, within 31st March 2008 (the "**Second deadline**") - the Share swap contract sets forth, in addition to the *pro quota* payment in favour of the Shareholders of the Cassa of a break-up fee amounting to a total of 50,000,000.00 (fifty million euro) as a penalty and a lump-sum refund, the attribution in favour of the Shareholders of the Cassa of a put option (the "**Put option**") as a result of which Ente Firenze (also in the name and on behalf of the other Shareholders of the Cassa) shall have the right to sell to Intesa Sanpaolo (which, conditional upon the obtainment of all the necessary authorisations, has made a commitment to purchase) all and not just a part of the Shares of the Cassa to be swapped, and this *(i)* at a price of 6.73 euro per ordinary share of the Cassa in the case in which the Share swap cannot take place due to the unavailability of Intesa Sanpaolo own shares to be assigned to the Shareholders of the Cassa in execution of the Share swap (and not following breach of contract by Intesa Sanpaolo, but to facts which are not under the control of Intesa Sanpaolo), or *(ii)* at a price of 7.55 euro per ordinary share of the Cassa in the case in which the Share swap cannot take place due to breach of contract by Intesa Sanpaolo. As alternative to the Put option, in the case of non-execution of the Share swap for a reason other than the breach of contract by Intesa Sanpaolo, Ente Firenze shall have the right (also in the name and on behalf of the other Shareholders of the Cassa) to recede from the Share swap contract, without prejudice to the right to receive the aforementioned break-up fee or, only in the case that the Share swap cannot take place due to breach of contract by Intesa Sanpaolo, to dissolve the Share swap contract, without prejudice to the right to receive the aforementioned break-up fee and the right to receive compensation of any higher damages.

Therefore, following the execution of the Share swap (or the Put option) Intesa Sanpaolo will hold a total of 487,989,633 ordinary shares of the Cassa representing 58.899% of its current share capital, while Ente Firenze will hold 85,276,948 ordinary shares of the Cassa representing 10.293% of its current share capital (the "**Residual Firenze Stake**").

Furthermore, the Foundations have agreed to consider dissolved, on the execution date of the Share swap or on the execution date of the Put option, the Shareholders' Agreement on the shares of the Cassa, signed by the Foundations on 12th April 2006 and

effective until 12th April 2009, disclosed to the market as set forth by art.122 of TUF. The Foundations have also made the commitment, for the entire period prior to the date of execution of the Share swap or of the Put option, to keep a conduct which favours the positive outcome of the transaction and avoid any breach on their part to the Share swap contract, also omitting, whereby necessary, to apply such Shareholders' Agreement.

Pursuant to the Share swap contract, the Parties have agreed to vest in the Agreement the Syndicated Shares in view of the execution of the Share swap and for the purpose, *inter alia*, of guaranteeing the execution of the Share swap according to scheduled timing and according to the terms and conditions provided for by the Share swap contract.
The provisions of the Agreement are summarised below.

5.1. Transfer of Syndicated Shares

(i) *Fiduciary contract*

For the purpose of ensuring the regular execution of the Share swap – considering the its scheduled timing, given Intesa Sanpaolo's requirements as concerns the summoning of the Shareholders' Meeting to authorise the purchase of own shares and for the authorisation requirements of the Parties in relation to the Share swap - Parties have agreed that the Shares of the Cassa to be swapped (that is, 334,090,969 ordinary shares of the Cassa, representing 40.324% of its current share capital) shall be put in the name of a fiduciary company chosen together by the Parties which will have the temporary custody and availability of such shares, for the purpose of guaranteeing, in the interest of Intesa Sanpaolo, that the Shareholders of the Cassa correctly execute the Share swap, and comply with point 5.1(ii) *(Lock-up)* herein. For this purpose, on 30th July 2007, under the terms and the conditions set forth by the Share swap contract, the Parties signed a Fiduciary contract (the "**Fiduciary contract**") with G.B.L. Fiduciaria S.r.l., company belonging to Gruppo Banca Leonardo S.p.A.. Based on the Fiduciary contract, subordinately, if and when required by the law, for the obtainment of the authorisation from the Ministry of Economy and Finance and the other authorisations which might prove necessary for the execution of the Fiduciary contract, the fiduciary company will be the fiduciary holder of the Shares of the Cassa to be swapped on behalf of the single Foundations and So.fi.ba.r. The fiduciary company shall exercise the economic and administrative rights relative to the Shares of the Cassa to be swapped (including voting rights) on behalf of the respective Shareholders of the Cassa in compliance with the instructions received, as may occur, respectively, by Ente Firenze, Fondazione Pistoia, Fondazione Spezia and So.fi.ba.r.. Furthermore, the Fiduciary contract excludes the possibility that the fiduciary company, without the joint and written instructions of the Parties, make use of and permit the use of Shares of the Cassa to be swapped in any way other than their holding and transfer to Intesa Sanpaolo at the time of execution of the Share swap (or the Put option), or their returning to be in the name of the Shareholders of the Cassa in the case of non-execution of the Share swap (or the Put option), of dissolution of the Share swap contract or the Fiduciary contract.

(ii) *Lock-up*

The Parties have agreed, for the entire life of the Agreement, each within their respective competence, not to transfer (intending by transfer any transaction, with the

exception of *(a)* pledging the Syndicated Shares, provided that the Party maintains voting rights, as well as *(b)* the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by one of the Parties, even through subsidiaries or associates, on the Syndicated Shares) for whatever reason, and not even in part, of the Syndicated Shares, save for *(i)* transfers in execution of the Fiduciary Contract, and *(ii)* the execution of the Share swap (or the Put option) in compliance with provisions of the Share swap contract.

5.2 Exercise of voting rights

(i) *Relevant matters*

The Parties have agreed that resolutions of the Board of Directors or the Shareholders' Meeting of the Cassa will not be proposed or approved on the matters listed hereafter or connected and/or related to them (**"Relevant matters"**):

(a) transactions which may have dilutive effects (such as, and only as an example, share capital increases even for free and with pre-emptive rights for shareholders) or changes in the capital structure of the Cassa (such as, and only as an example, spin-offs, splits and groupings of shares), issue of bonds not aimed at the Cassa's ordinary funding operations, issue of correlated shares (art. 2350, par. 2, Italian Civil Code), of participation instruments (art. 2346, par. 6, Italian Civil Code) or financing instruments (art. 2447-ter, par. 1, lett. (e), Italian Civil Code), save for *(i)* transactions required by applicable regulations (which in any case must occur in compliance with the fair market value of the issued instrument) or prudential supervisory regulations or to reach or maintain adequate capital ratios in consideration of applicable regulations; or *(ii)* the issue of preference shares for a total of 250,000,000.00 euro (two hundred-and-fifty million /00 euro) to be effected on request of the Supervisory Authority;

(b) disposal of real estate assets by the Cassa, or its subsidiaries, of value, per single transaction exceeding 10,000,000.00 euro (ten million/00 euro) or on aggregate exceeding 100,000,000.00 euro (one hundred million/00 euro), *(i)* save that such transactions be required by first-level or second-level norms applicable and *(ii)* without prejudice to the possible disposal or purchase of equity investments in Findomestic Banca S.p.A. or Centro Vita Assicurazioni S.p.A. which may be executed due to binding contractual obligations for the Cassa or the subsidiary companies of the Cassa and/or its associates entered into before the stipulation of the Share swap contract as well as the sale of a set of real estate assets part of the office in Via Bufalini in favour of Ente Firenze due to contractual obligations entered into before the stipulation of the Share swap contract.

(c) without prejudice to all other provisions contained in the Share swap contract as required and functional to the execution of the transaction, the Parties, within their respective competence, will be obligated not to perform – and not to permit any of their subsidiary or associated companies to perform – any acts, or to enter into any obligations, which are incompatible with the execution of the transaction (including the sale of the equity investments in the Cassa and in its subsidiary companies) or such as to impede or delay its execution and in any case such as to significantly alter the statement of income, balance sheet and financial structure of the Cassa and its subsidiaries, without prejudice to the legal consequences which may derive from the execution of the transaction;

(d) the change in the current company name of the Cassa;

(e) the change in the corporate purpose of the Cassa;

(f) the transfer of the registered office and/or the head and/or operating office of the Cassa;

(g) the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy;

(h) the request for the admission to liquidation procedures for the Cassa;

(i) the sale, spin-off, de-merger or contribution of the banking activities, or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa;

(l) the distribution of dividends or reserves resulting from the Cassa's financial statements; and

(m) in general, all the matters within the competence of the Extraordinary Shareholders' Meetings of the Cassa and its subsidiaries, without prejudice to the transactions required by the law, applicable regulations or prudential supervisory regulations or to reach or maintain adequate capital ratios in consideration of applicable regulations.

(ii) Obligation of consultation prior to the exercise of voting rights

Without prejudice to provisions in point 5.2(i) above, the Agreement provides for the obligation of consultation prior to the exercise of voting rights between the Parties who have agreed to express a unitary vote in the Shareholders' Meeting and in the Board of Directors Meetings of the Cassa, insofar as possible.

For this purpose, the Shareholders of the Cassa (in the case provided for herein, acting as a sole centre of interest) and Intesa Sanpaolo will each appoint a representative. Such appointed representatives shall meet no later than 24 hours prior to each of the Cassa's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on Relevant Matters. A representative of the fiduciary company provided for in point 5.1(i) above shall have the right to participate to the representative meetings for the purpose of being informed on the matters under discussion and the vote to be expressed based on the Fiduciary contract, in case of unanimous consensus.

In taking the voting decisions, the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa shall each cast one vote therefore without any reference to the different number of Syndicated Shares which may be held at that time by each Party.

In case of unanimous consensus between the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa as concerns the matters subject to consultation, the Parties shall *(i)* vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and *(ii)* as concerns Board of Directors Meetings, ensure that the Board members of the Cassa they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.

On the contrary, in the absence of unanimous consensus between the representatives of Intesa Sanpaolo and of the Shareholders of the Cassa on the matters to be discussed, each Party may vote at its discretion, without prejudice to the obligations provided for in point 5.2(i) above.

5.3 Board of Directors

The Parties have agreed that in whatever case of cessation from office of Directors of the Cassa designated by Intesa Sanpaolo, they be substituted, according to the law, by persons designated by Intesa Sanpaolo.

In any case, Ente Firenze, Intesa Sanpaolo and So.fi.ba.r. will act within their respective competence so that, as soon as possible after the execution of the Share swap or the Put option, in the technically-required timeframe, the Board of Directors of the Cassa is substituted so to guarantee Intesa Sanpaolo the right to appoint the majority of directors of the Cassa.

5.4 The Public offer

The Parties have acknowledged that, as a result of the execution of the Share swap or the Put option, Intesa Sanpaolo will acquire the absolute majority of the Cassa and therefore, pursuant to articles 106 and subsequent of TUF, Intesa Sanpaolo shall have the obligation of promoting a mandatory complete-acquisition public offer on the ordinary shares of the Cassa (the "**Public offer**").

In relation to the Public offer, the Parties have agreed that:

(a) the obligation to promote the Public offer will be met and executed exclusively by Intesa Sanpaolo which will consequently entirely bear all costs, expenses and charges related to the Public offer (including, and only as an example, the legal and consulting expenses, such as those relative to the preparation of the necessary documentation for the launch of the Public offer) and, in particular, those relative to the payment of the consideration in cash for the purchase of the shares tendered by the Public offer which will be equal to 6.73 euro (six/73 euro), calculated at the date of the press release *ex* art. 66 of Issuer Regulations published on 25th July 2007;

(b) without prejudice to the constraints deriving from the Fiduciary contract and to the prohibition of transfer set forth by point 5.1 above, the Parties have made the commitment, insofar as may be required, not to accept any other public offers to buy or exchange the ordinary shares of the Cassa promoted after the stipulation of the Share swap contract until the complete execution of the Share swap or the Put option, while Ente Firenze has made the same commitment, with reference to the Residual Firenze Stake, until the thirtieth subsequent business day from the closure of the period in which to accept the Public offer;

(c) based on all provided for above the Residual Firenze Stake will not be considered in the financial instruments subject of the Public offer, nor will Ente Firenze be considered as one of the parties whose shares are being tendered;

(d) the Parties have entered into the obligation of not purchasing, in their name, shares with voting rights of the Cassa (or contractual rights to purchase them) in the period from the date of stipulation of the Share swap contract to the date of payment of the consideration of the Public offer, with the exception of the purchases by Intesa Sanpaolo in execution of the Public offer;

(e) Intesa Sanpaolo, in the period from the date of stipulation of the Share swap contract to the date of payment of the consideration of the Public offer, will refrain from purchasing shares with voting rights of the Cassa (or contractual rights to purchase them) at a price exceeding that of the Public offer.

Should the Shareholders of the Cassa and Intesa Sanpaolo be severely required to promote the Public offer pursuant to articles 106 and 109 of TUF, the obligation to promote the severely-required Public offer will in any case be executed exclusively by Intesa Sanpaolo and, therefore, *mutatis mutandis* all provisions of letters (a) to (e) above (included) shall be applied. In such case, Intesa Sanpaolo shall reimburse the Shareholders of the Cassa of all costs, charges and expenses that the Shareholders of the Cassa may need to sustain in relation to the severely-required Public offer or following breach by Intesa Sanpaolo of the obligations pursuant to letters (a) to (e) above (included). It is also agreed that in case of violation by all or one of the Foundations and/or So.fi.ba.r., of the obligations in letters (b) and (d) above – again in the case of the the severely-required Public offer provided for by articles 106 and 109 of TUF – the reimbursement commitment made by Intesa Sanpaolo with the Shareholders of the Cassa will immediately and automatically not be effective for the violating Shareholder/s of the Cassa and therefore the violating entity/ies shall reimburse all the costs, charges and expenses that may be incurred by the non-violating Parties due to or as a results of such violation, without prejudice to the payment of all higher damages.

5.5 Controversies

Any controversy relative to or deriving from the interpretation, validity, effectiveness, execution or dissolution of the Agreement shall be solved by arbitration as provided for by the Regulation of the National and International Arbitration Chamber of Milano. The College of Arbitrators will have office in Bologna and will judge according to the law. Any judicial procedure in any case relative to the Agreement and which may not be deferred to arbitration will be taken to the exclusive territorial competence of the Court of Bologna.

6.- DURATION OF THE AGREEMENT

The Agreement is effective from the date of stipulation and, without prejudice to the obligations of the Parties in point 5.4 above in case of execution of the Share swap of the Put option, it will terminate when the first of the following events occurs: (*i*) the execution of the Share swap; or (*ii*) the execution of the Put option; or (*iii*) the dissolution or in any case cessation of the Share swap contract for whatever reason as provided for by the Share swap contract.

7.- TYPE OF AGREEMENT

The Agreement is of the type provided for by art. 122, par.5, letters a), b), c) and d) of TUF.

8.- DEPOSIT OF THE SYNDICATED SHARES

The Agreement does not contain any obligation as concerns the deposit of Syndicated Shares other than or further to those provided for by the Fiduciary contract.

9.- COMPANY REGISTER

The Agreement has been deposited, at the Firenze Company Register on 3rd August 2007.

* * *

4th August 2007

INTESA SANPAOLO   ENTE CASSA DI RISPARMIO DI FIRENZE

Extract of Shareholders' Agreement pursuant to art. 122 of Legislative Decree 58 of 24th February 1998

CASSA DI RISPARMIO DI FIRENZE S.P.A.

Pursuant to art. 122 of Legislative Decree 58 of 24th February 1998 (as subsequently integrated and amended, hereafter "**TUF**"), and articles 127 and subsequent of the Issuer Regulation adopted with Consob Resolution 11971 of 14th May 1999 (as subsequently integrated and amended, hereafter "**Regulation**") this extract summarises the contents of the Shareholders' Agreement stipulated on 26th July 2007 involving the ordinary shares of Cassa di Risparmio di Firenze S.p.A. (the "**Agreement**").

1.- COMPANIES WHOSE FINANCIAL INSTRUMENTS ARE THE OBJECT OF THIS AGREEMENT

Cassa di Risparmio di Firenze S.p.A., company incorporated under Italian law, with Registered office in Firenze, Via Maurizio Bufalini 6, fiscal code and registration number on the Firenze Company Register 04385190485, share capital of 828,516,636.00 euro, entirely made up of 828,516,636 ordinary shares of nominal value 1.00 euro each, member of the National Interbank Deposit Guarantee Fund, included in the National Register of Banks at No. 5120 and Parent Company of the Banking Group "Banca CR Firenze", included in the National Register of Banking Groups at No. 6160.6 (the "**Cassa**").

2.- PARTIES TO THE AGREEMENT

The following parties stipulated the Agreement:

(i) **Intesa Sanpaolo S.p.A.**, with Registered office in Torino, Piazza San Carlo 156, share capital of 6,646,547,922.56 euro, fiscal code and registration number on the Torino Company Register 00799960158, included in the National Register of Banks at No. 5361 and Parent Company of the "Intesa Sanpaolo" Banking Group, included in the National Register of Banking Groups ("**Intesa Sanpaolo**");

(ii) **Ente Cassa di Risparmio di Firenze**, banking entity, with Registered office in Firenze, Via Bufalini 6 ("**Ente Firenze**").

(Intesa Sanpaolo and Ente Firenze are referred to hereafter, collectively, as the "**Parties to the Shareholders' Agreement**" and, individually, as a "**Party to the Shareholders' Agreement**").

3.- SHARES SUBJECT OF THE AGREEMENT

The Agreement provides for a total of 573,266,581 ordinary shares of the Cassa (the "**Syndicated Shares**") which shall be held by the Parties to the Shareholders'

Agreement following (*i*) the share swap of a certain number of Intesa Sanpaolo own ordinary shares with ordinary shares of the Cassa held by Ente Firenze and other ordinary shares of the Cassa representing 40.324% of the current share capital of the Cassa (the "**Share swap**") or (*ii*) any other means of transfer (*i.e.* put option exercisable by Ente Firenze also in the name and on behalf of the other shareholders of the Cassa in case of non-execution of the Share swap due to the unavailability of the necessary Intesa Sanpaolo own shares or due to breach of contract by Intesa Sanpaolo) of the aforementioned ordinary shares of the Cassa in favour of Intesa Sanpaolo (the "**Purchase**"), all in accordance with the provisions of the share swap contract signed on 26th July 2007 by Intesa Sanpaolo, Ente Firenze and other shareholders of the Cassa (the "**Share swap contract**").
Syndicated shares represent and, on the date in which the Agreement comes into effect, will represent 69.192% of the ordinary share capital of the Cassa, without prejudice to the dilutive effect of the execution of stock option plans resolved upon on 27th March 2000 which might require the issue of a further 319,381 ordinary shares.
The table below indicates the number of Syndicated Shares that shall be held by each Party to the Shareholders' Agreement following the Share swap (or the Purchase), as well as the percentage of representation of such shares:

Party to the Shareholders' Agreement	Syndicated shares*		
	Number	% stake of the current share capital of the Cassa	% stake of total syndicated shares
Intesa Sanpaolo	487,989,633	58.899	85,124
Ente Firenze	85,276,948	10.293	14,876
TOTAL	**573,266,581**	**69.192**	**100**

* Parties to the Shareholders' Agreement have made the commitment to vest in the Agreement any further ordinary or special shares of the Cassa which may come to be held respectively by Intesa Sanpaolo or Ente Firenze starting from the date of stipulation of the Agreement, including the relative rights, warrants, convertible bonds, option or subscription rights, as the case may be, for ordinary of special shares or in other rights which may be converted into instruments representative of the Cassa's equity or instruments with or without, even limited, voting rights, issued at any time by the Cassa.

** Percentages represent the stakes of the Parties to the Shareholders' Agreement in the share capital of the Cassa following the Share swap (or the Purchase) and therefore do not consider the further 319,381 ordinary shares which might be issued to serve the stock option plans resolved upon on 27th March 2000.

4.- CONTROL OF THE CASSA

On the date of stipulation of the Agreement, none of the Parties, as a consequence of and as provided for by the Agreement, exercises control over the Cassa pursuant to art. 93 of TUF.
On the date in which the Agreement comes into legal effect, Intesa Sanpaolo shall hold control *de jure* of the Cassa.

5.- CONTENTS OF THE AGREEMENT

The provisions of the Agreement are summarised below.

5.1. Business plan

According to the Agreement, after the execution of the Share swap (or the Purchase), the Cassa and its subsidiary companies will join the Intesa Sanpaolo Group and the aggregation must be conducted in compliance with the guidelines already defined and agreed upon between the Parties to the Shareholders' Agreement and attached to the Agreement, which are at the base of the preparation of a Business plan to be approved by the new Board of Directors of the Cassa within the 90th day from its appointment or from the integration of the current Board of Directors of the Cassa.

The Business plan of the Cassa will set out, among other issues, the acquisition by the Cassa of the entire equity investment held directly by Intesa Sanpaolo in Holding Intesa Casse del Centro S.p.A. ("**ICC**").

Such acquisition must be finalised, within and no after 3 months from the possible delisting of the Cassa and, in any case, within 31st December 2008, for a consideration equal to the fair market value of the equity investment held by Intesa Sanpaolo in ICC.

5.2 Articles of Association of the Cassa

The Parties to the Shareholders' Agreement agree, within their respective competence, to ensure that, within 45 days from the date on which the Agreement comes into effect or in the longer technically-required timeframe, the Shareholders' Meeting of the Cassa adopt new Articles of Association, according to the text attached to the Agreement (the " **Post share swap Articles of Association**"). The Post share swap Articles of Association will contain provisions in line with the Agreement, as permitted by applicable regulations. In particular, it shall also provide for a odd number of directors between 13 and 19 and the following list voting system for the election of directors: (*x*) where required by the law, one director will be elected by the shareholder or shareholders who present the list which receives the higher number of votes (possibly after the list presented by the shareholders in (y) below and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF; (*y*) if the minority list indicated in letter (x) above is presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) minus one of the directors to be elected, if the minority list indicated in letter (x) above is not presented, from the list which obtains the second-highest number of votes will be drawn directors equal to half (rounded down) of the directors to be elected; (z) irrespective of the fact that the minority list indicated in letter (x) above is presented or not, from the list which obtains the highest number of votes will be drawn a number of directors equal to half (rounded down) plus one of the directors to be elected.

The Post share swap Articles of Association will also set forth that the matters indicated in paragraph 5.3 (F) ("*Competencies of the Board of Directors*") shall be reserved to the Board of Directors and that, if the Board of Directors is also made up of members drawn from the list in letter (y) above, on the following matters the Board of Directors shall decide with the favourable vote of at least half the members of the Board of Directors (rounded down) plus three:

(a) the proposal for the change in the company name of the Cassa;

(b) the proposal for the change in the corporate purpose of the Cassa;

(c) the proposal for the transfer of the registered office and/or the head and/or operating office of the Cassa;

(d) the proposal for *(x)* the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or *(y)* transactions, such as, for example, mergers, spin-offs or contributions, which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa;

(e) the proposal for the request for the admission to liquidation procedures for the Cassa;

(f) the proposal for the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;

(g) the proposal for the issue of special categories of shares;

(h) the proposal for amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

The Post share swap Articles of Association will also provide for the appointment of the Board of Statutory Auditors on the basis of lists presented by Shareholders in compliance with applicable regulations.

As concerns net income, Shareholders will be assigned at least 50% of distributable net income, after the possible allocation of a portion of net income no higher than 2% to promote culture or the image of the Company determined by the Shareholders' Meeting, save that *(i)* the Shareholders' Meeting define a different allocation as proposed by the Board of Directors or *(ii)* such allocation contrasts with Supervisory Authority requests motivated by compliance with capital ratios set out by the law and/or regulations.

5.3 Corporate governance

A) *<u>Obligation of consultation prior to the exercise of voting rights</u>*

The Agreement provides for the obligation of consultation prior to the exercise of voting rights between the Parties to the Shareholders' Agreement who have agreed to express a unitary vote in the Shareholders' Meeting and in the Board of Directors Meetings of the Cassa, insofar as possible.

For this purpose, Intesa Sanpaolo and Ente Firenze will each appoint a representative. Such appointed representatives shall meet no later than 24 hours prior to each of the Cassa's Shareholders' Meeting or Board of Directors Meeting with the objective of determining, in *bona fide*, according to a reasonableness principle and in the interest of the Cassa, the vote to be expressed on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

In taking the voting decisions, the representative of Intesa Sanpaolo and the representative of Shareholders of the Cassa shall each cast one vote irrespective of the

different number of Syndicated Shares which may be held at that time by each Party to the Shareholders' Agreement.
In case of consensus between the two representatives of the Parties to the Shareholders' Agreement as concerns the matters subject to consultation, the Parties to the Shareholders' Agreement shall (*i*) vote in Shareholders' Meeting, each for their area of competence, in compliance with agreements, and (*ii*) as concerns Board of Directors Meetings, ensure that the Board members of the Cassa they have designated are aware of the common determinations made at the time of the prior consultation, take part to the board meeting and, insofar as possible, vote in the meeting in compliance with such determinations.
On the contrary, in the absence of consensus between the representatives of the Parties to the Shareholders' Agreement on the matters to be discussed, each Party may vote at its discretion, without prejudice to the right to veto on relevant matters to be discussed in the Shareholders' Meeting provided for in letter B) below and on relevant matters to be discussed in the Board of Directors Meeting provided for in letter G) (c) below.

B) *Relevant matters to be discussed in the Shareholders' Meeting*

I. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed hereafter and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above:

(a) the change in the current company name of the Cassa;
(b) the change in the corporate purpose of the Cassa;
(c) the transfer of the registered office and/or the head and/or operating office of the Cassa;
(d) the dissolution, advance liquidation as well as any other transaction which may lead to the loss of the Cassa's juridical autonomy (with that intending the incorporation of the Cassa in Intesa Sanpaolo or in any other entity) or transactions which lead to the loss of Intesa Sanpaolo's absolute and direct majority stake in the Cassa, such as, for example, mergers, spin-offs or contributions;
(e) the request for the admission to liquidation procedures for the Cassa;
(f) the increase in share capital (reserved to shareholders with pre-emption rights) if the subscription price of each share is lower than fair market value of the shares, and agreed that the fair market value of each share will be ascertained by an expert who will use the valuation criteria usually applied in best practice, national and international valuations of banks and banking groups, considering the types of equity investments held by the Cassa;
(g) the sale, spin-off, de-merger or contribution, even within the Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the ICC Group as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period;
(h) without prejudice to a different agreement between the Parties to the Shareholders' Agreement, the distribution of dividends so to reduce the

percentage of net income distributed to shareholders under 50% of distributable net income, save that a distribution under that 50% be requested by the Supervisory Authority for compliance with capital ratios set out by the law and/or regulations;

(i) the determination of the number of directors to be elected;

(j) any amendments to the Post share swap Articles of Association concerning composition and competencies of the Board of Directors, the Chairman, the Deputy-Chairman , the Executive Committee and the distribution of net income.

II. Conditional upon the fact that the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, Intesa Sanpaolo makes the commitment to express a contrary vote on the proposals to the Shareholders' Meeting on the matters listed in point I above, letters (a), (b), (c), (d), (e), (h), (i) and (j) and which the representative of Ente Firenze vetoed at the time of the prior consultation provided for in letter A) above.

C) <u>*Composition of the Board of Directors*</u>

The Agreement provides for that the Parties to the Shareholders' Agreement act so that the Board of Directors be renovated, as soon as possible, after the date in which the Agreement comes into effect, as indicated below.

i) The Board of Directors will be made up of an odd number of members from 13 to 19.

ii) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) if the minority list indicated in letter (*x*) above is presented, Ente Firenze will designate directors equal to half (rounded down) minus one of the directors to be elected; if the minority list indicated in letter *(x)* above is not presented, Ente Firenze will designate directors equal to half (rounded down) of the directors to be elected, without prejudice to the fact that in both cases one of the directors designated by Ente Firenze must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF; (z) irrespective of the fact that the minority list indicated in letter *(x)* above is presented or not, Intesa Sanpaolo will designate a number of directors equal to half (rounded down) plus one of the directors to be elected, one of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iii) Until the Syndicated shares held by Ente Firenze represent a percentage under 2.5% but higher than or equal to 1.0% of the overall share capital of the Cassa, (*x*) where required by the law, one director will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes (possibly after the list of Ente Firenze) and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of art. 147-*ter* of the TUF, (y) Ente Firenze will designate one director; (z) Intesa Sanpaolo will designate a number of directors equal all the directors to be elected minus two, or if minority list indicated in letter *(x)* above is not presented a number of directors equal all the directors to be elected minus one, two of whom must possess the independence requirements provided for by art. 147-*ter*, par. 4, of the TUF;

iv) Until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5.0% of the overall share capital of the Cassa, the Chairman of the Cassa will be appointed by the Shareholders' Meeting, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

v) Until the Syndicated shares held by Ente Firenze represent a percentage under 5.0% but higher than or equal to 2.5% of the overall share capital of the Cassa, the Deputy-Chairman of the Cassa will be appointed by the Shareholders' Meeting with a simple majority, without prejudice to the fact that he/she must be chosen among the top three Directors drawn from the list presented by Ente Firenze.

vi) The Agreement provides for that, should other shareholders (other than the Parties to the Shareholders' Agreement) hold, individually or collectively, a participation in the Cassa which does not enable Ente Firenze to designate exclusively, through the presentation of its own list, a number of members in Board of Directors of the Cassa equal to that indicated above, the Parties to the Shareholders' Agreement will act to find a legitimately adequate solution to ensure that Ente Firenze, exclusively, maintains the statutory right of designating the members of the Board of Directors as provided for above.

The Agreement provides for the fact that candidates to the post of Director designated by the Parties to the Shareholders' Agreement, in addition to the professional, integrity and independence requirements provided for by applicable law, regulations and the Articles of Association, must, at least for the majority of the candidates designated by Ente Firenze, be eminent representatives of the banking, business and financial community, preferably from the local markets.

D) *<u>Composition of the Executive Committee</u>*

The Parties to the Shareholders' Agreement, within their respective competence, shall act so that the Board of Directors appoint an Executive Committee formed as follows.

i) the Executive Committee shall be made up of 6 members; the Chairman and the Deputy-Chairman will be members of the Executive Committee *ex officio*;

ii) at least 4 members of the Executive Committee shall be appointed among Directors designated by Intesa Sanpaolo;

iii) for as long as the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 2.5% of the overall share capital of the Cassa, 2 members of the Executive Committee shall be appointed among the persons designated by Ente Firenze;

iv) the resolutions of the Executive Committee shall only be taken with the presence of the absolute majority of its members and with the favourable vote of the absolute majority of those present.

E) *<u>General Manager</u>*

The Agreement sets out that the General Manager of the Cassa shall not be a member of the Board of Directors.

F) *<u>Competencies of the Board of Directors</u>*

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to ensure, considering the prerogatives of the Parent Company Intesa Sanpaolo and of the regulations of the Intesa Sanpaolo Group that the following matters remain within the exclusive competence of the Board of Directors and must not be delegated:

i) the determination of programme and strategic guidelines of the Cassa and of its direct and indirect subsidiaries, as well as the preparation of business and/or financial plans and budgets of the Cassa, and their modifications;

ii) the risk management and internal auditing policy;

iii) the determination of the functions and powers to be granted to the Executive Committee, to the Directors who are granted specific mandates and to the General Manager;

iv) the appointment and revocation of the General Manager and of one or more Deputy-General Managers and the determination of their powers and compensation;

v) the approval of the organisational, administrative and accounting structures of the Cassa and the internal regulations;

vi) the purchase and sale of own shares;

vii) the acquisition and disposal of controlling equity investments, even jointly held;

viii) the acquisition, sale, spin-off, de-merger or contribution, even inside the Group, of the banking business, or equity investments in companies (even through subsidiaries) or business lines, both of the Cassa and of companies in which the Cassa holds directly or indirectly control, whose assets represent over 5% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 5% must be determined as an aggregate on the basis of transactions completed over a five-year period;

ix) the stipulation of exclusivity and/or non-competition agreements;

x) the formation, transfer, purchase, sale or closure of offices, branches and representative offices;

xi) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;

xii) the mandates as concerns lending to be granted, on proposal of the General Manager, to the persons in change of distribution units and other employees of the Cassa on the basis of the function performed;

xiii) the preparation of spin-off or merger projects;

xiv) the formation of any Committees or Commissions with consultation functions;

xv) the preparation of the draft financial statements;

xvi) the appointments or designations of the administrative or control bodies of participated companies or entities or for which the Cassa is in any case required to decide, as well as resolutions as concerns the vote to be expressed in the Shareholders' Meeting of controlled or participated companies;

xvii) the determination of the criteria for the coordination and the direction of subsidiaries of the Cassa, to be exercised in the respect of the prerogatives of the Parent Company Intesa Sanpaolo;

xviii) the definition of the criteria to identify transactions with related parties to be reserved to the competence of the Board of Directors, as well as the transactions with the related parties of the Cassa (including controlling companies, its subsidiaries and/or subsidiaries and/or participated companies).

G) *<u>Resolutions of the Board of Directors</u>*

a) The Agreement sets forth that, without prejudice to the right to *veto* provided for by letter c) below, the resolutions of the Board of Directors be validly taken with the

presence of the majority of the Directors in office and the favourable vote of the majority of those present.

b) The Agreement sets forth that, in case of urgency, the Chairman and the Deputy Chairman, with a joint signature, with the favourable opinion of the General Manager, may take the decisions which do not concern the matters which cannot be delegated pursuant to letter F) above and that such decisions must be reported to the Executive Committee and the Board of Directors in their first meeting.

c) The Agreement sets forth that, until the Syndicated shares held by Ente Firenze represent a percentage higher than or equal to 5% of the overall share capital of the Cassa, the Parties to the Shareholders' Agreement, within their respective competence, shall do all within their power to ensure that the Board of Directors does not make resolutions vetoed by the representative of Ente Firenze at the time of the prior consultation provided for in letter A) on the following matters:

i) determination of the functions and powers to be granted to the Executive Committee, to Directors who are granted specific mandates and to the General Manager;

ii) purchase and sale of own shares;

iii) acquisition of controlling equity investments in companies which do not carry out banking, financial or insurance activities;

iv) the appointment and revocation of the head of internal auditing, as well as the heads of functions which must be exclusively appointed by the Board of Directors due to rules or regulations in force;

v) the sale, spin-off, de-merger or contribution, even within the Intesa Sanpaolo Group, of the banking activities or of equity investments in companies or of business lines of both the Cassa and of the companies controlled directly or indirectly by the Cassa, whose assets represent over 30% of the balance sheet assets resulting from the pro forma consolidated and aggregated financial statements of the Cassa including the pro forma aggregate assets referred to the group of which ICC is the sub-holding company as at 30th June 2007, and agreed that the percentage of 30% must be determined as an aggregate on the basis of transactions completed over a five-year period.

H) *Board of Statutory Auditors*

The Agreement provides for the obligation of the Parties to the Shareholders' Agreement to do all within their power to ensure that as soon as possible after the adoption of the Post share swap Articles of Association and according to the technically-required timeframe, the Board of Statutory Auditors be renovated as provided for below.

a) For the entire duration of the Agreement, until the Syndicated shares held by Ente Firenze represent a percentage higher or equal to 2.5% of the overall share capital of the Cassa, (*x*) where required by the law, one statutory auditor (who shall be Chairman) and one alternate auditor will be elected by the shareholder or shareholders (other than the Parties to the Shareholders' Agreement) who present the list which receives the higher number of votes and which must be in no way connected even indirectly, with the shareholders who present or vote the top-voted list, in compliance with provisions of TUF and applicable second-level regulations (*y*) one statutory auditor will be appointed by Ente Firenze and (*z*) one statutory auditor and one alternate auditor will be appointed by Intesa Sanpaolo or, in the case in which the list provided for in letter (x) above is not validly presented and voted, two statutory auditors, one of whom will be Chairman, and one alternate auditor will be appointed by Intesa Sanpaolo.

b) for the purpose of ensuring Ente Firenze's right to appoint statutory auditors, set forth by letter a) above, Intesa Sanpaolo will insert the person designated by Ente Firenze in second position in its list of candidates for the office of statutory auditor.

I) *Determination of relevant thresholds*

Parties to the Shareholders' Agreement acknowledge that the governance rights recognised to Ente Firenze, indicated in letters B), C), D), G) and H) above, decrease as its Syndicated shares fall under the relevant "thresholds" of 5%, 2.5% and 1% of the overall share capital of the Cassa and have agreed that (*i*) only reductions in Syndicated shares held by Ente Firenze under the thresholds following transfers (as defined in the Agreement, as indicated in paragraph 5.4, letter A) below will be relevant for the purposes of such reduction in rights, while (*ii*) the reductions following transactions on the share capital of the Cassa leading to the dilution of the stake of Ente Firenze because it did not exercise its pre-emption rights or due to the exclusion or limitation of such pre-emption rights pursuant to art. 2441 of the Italian Civil Code, will not be considered since it is agreed that in this last case, the "thresholds" of 5%, 2.5% and 1% will be automatically decreased and referred to the lower percentage of the overall share capital of the Cassa represented by Syndicated shares held by Ente Firenze following such dilutive transactions.

5.4. Transfer of Syndicated shares

A) *Lock-up*

Without prejudice to the put option described in letter C) below, the Parties to the Shareholders' Agreement have reciprocally made the commitment to conserve (*lock-up*) the full property and availability of the respective Syndicated shares and therefore not to transfer (intending by transfer any transaction, with the exception of *(a)* pledging the Syndicated Shares held by Ente Firenze, provided that the latter maintains voting rights, as well as *(b)* the execution of judicial measures and/or decisions, such as, for example seizures by court order and distraints, which have not led to the sale or mandatory assignment of Syndicated Shares, requested by Intesa Sanpaolo, even through subsidiaries or associates, on the Syndicated Shares held by Ente Firenze) to third parties (including subsidiaries pursuant to art. 2359, par.1, No. 1, of the Italian Civil Code) or to other shareholders for whatever reason, and not even in part, or even temporarily of the respective Syndicated shares for the entire duration of the present Agreement.

B) *Pre-emption right*

Without prejudice to the lock-up clause provided for by letter A) above, the Party to the Shareholders' Agreement who intends to transfer all or part of its Syndicated shares, will first of all offer such shares to the other Party to the Shareholders' Agreement. It is agreed that Ente Firenze shall have such pre-emption right only until it holds Syndicated shares representing an equity investments of at least 5% of the overall share capital of the Cassa (or the lower percentage deriving from provisions of 5.3, letter I) above).
In the case in which the terms of the transfer to the third party provide for a non-cash consideration (such as, for example, in case of contribution and/or share swap), or no consideration (such as, for example, transfers for free), the Agreement provides for a mechanism for the determination of the value of (i) the non-cash consideration for the Syndicated shares offered for sale or (ii) the Syndicated shares sold, in the case of transfer for free.

The Syndicated shares acquired by the Party to the Shareholders' Agreement following the exercise of the pre-emption right may not be the object of transfer, all or in part, to third parties (including subsidiary or associates or in any case companies belonging to the same Party to the Shareholders' Agreement) or to other shareholders of the Cassa for a period of three years starting from the date of execution of the transfer in favour of such Party to the Shareholders' Agreement.

C) *Put option*

In derogation to the prohibition of transfer described in letter A) above, the Agreement provides for a put option (the "**Put option**") which sets forth that Ente Firenze shall have the right to sell to Intesa Sanpaolo which, conditional upon the obtainment of all the necessary authorisations from the competent Authorities, shall be obligated to purchase all (and not just a part) of the Syndicated shares held by Ente Firenze at the time of exercise of such option. The Put option is granted without the attribution of a specific and autonomous consideration, since any consideration is, and must be intended, satisfied by the set of terms provided for in the Agreement.
The Put option may be exercised by Ente Firenze at any time in the period between the day after the date of payment of the consideration of the Public offer (as defined in paragraph 5.5 below) and until the expiry of the Agreement, after that date it shall be forfeited.
In case of exercise of the Put option, the price for each Syndicated share held by Ente Firenze object of the sale shall be equal to the price of the Public offer.

5.5. The Public offer

The Parties to the Shareholders' Agreement acknowledge that, as a result of the execution of the Share swap or the Purchase, Intesa Sanpaolo will acquire an equity stake in the Cassa exceeding the threshold of 30% and therefore, pursuant to article 106 of TUF, Intesa Sanpaolo shall have the obligation to promote a mandatory complete-acquisition public offer on the ordinary shares of the Cassa (the "**Public offer**"). In addition to the commitments made by the Parties pursuant to the Share swap contract, which are intended recalled also in the Shareholders' Agreement (a summary of such commitments is already contained in 5.4 of the extract of shareholders' agreement in the Share swap contract, published together with the present extract), the Parties to the Shareholders' Agreement have agreed the following.

If, as a consequence of the effectiveness of the Agreement, a further Public offer must be severely launched by Intesa Sanpaolo and Ente Firenze, it is agreed that such obligation shall be in any case met and executed exclusively by Intesa Sanpaolo which:

(a) shall bear all costs, expenses and charges regarding the severely-required public offer;

(b) shall free Ente Firenze of all such obligations and reimburse it of any costs, expenses and charges.

Ente Firenze may not acquire, in its name, ordinary shares of the Cassa (or contractual rights to purchase them) in the period from the date in which the Agreement comes into effect to the date of payment of the consideration of the Public offer provided for above. It is agreed that should Ente Firenze violate such obligation, the commitment to reimburse costs made by Intesa Sanpaolo in favour of Ente Firenze described in letters (a) to (b) above will immediately and automatically lose effectiveness and Ente Firenze shall reimburse to Intesa Sanpaolo all the higher costs, charges and expenses, even legal

expenses, which Intesa Sanpaolo might sustain due to or as a consequence of such violation.

5.6. Squeeze out and delisting of the Cassa

The Parties to the Shareholders' Agreement acknowledge that the common objective and interest is to be able to proceed to the delisting of the Cassa in the shortest possible time, once the Public offer is completed and in any case within 31st December 2008.

For this purpose, the Agreement sets forth that, if the requirements set forth by the law recur, Intesa Sanpaolo shall promote a "residual-acquisition" public offer on the ordinary shares of the Cassa pursuant to art. 108 of TUF and/or exercise the right to acquire the ordinary shares of the Cassa, pursuant to art. 111 of TUF. The residual-acquisition public offer thus promoted by Intesa Sanpaolo on the ordinary shares of the Cassa shall apply, *mutatis mutandis*, all the provisions relative to the Public offer contained in the Agreement and described in paragraph 5.5 above.

The Parties to the Shareholders' Agreement, each within their respective competence, on the delisting of the Cassa make the commitment to: (*i*) ensure that the Shareholders' Meeting of the Cassa resolves upon the adoption of a new articles of association, according to the text attached to the Agreement (the "**Post Delisting Articles of Association**") and (*ii*) sign a new shareholders' agreement also attached to the Agreement (the "**Post Delisting Agreement**"). The Post Delisting Agreement provides for protections in favour of Ente Firenze, which are the basically the same as those set out in this Agreement. Furthermore, the Post Delisting Agreement, provides for the issue of special categories of shares which will be assigned to Ente Firenze with the objective, among others, of attributing it some statutory safeguards in accordance with the rights conferred to Ente Firenze with shareholders' agreements.

Should it not be possible to achieve the delisting of the Cassa within 31st December 2008, the Parties to the Shareholders' Agreement will negotiate and identify, in *bona fide*, solutions which, in the respect of applicable regulations, permit the achievement in the short term of the objective of delisting the Cassa, acknowledging from now that the solution considered to be the most favourable and feasible is the merger by incorporation of the Cassa in an unlisted company, wholly-owned by Intesa Sanpaolo and authorised pursuant to art. 14 of TUB (Consolidated Law on Banking).

5.7. Controversies

Any controversy relative to or deriving from the interpretation, validity, effectiveness, execution or dissolution of the Agreement shall be submitted to a College of three arbitrators, one of whom acting as Chairman, appointed by the Chairman of the Court of Bologna, on request of one Party to the Shareholders' Agreement.

The College of Arbitrators will have office in Bologna and will judge according to the law. The arbitration procedure will follow a predetermined ritual.

Any judicial procedure in any case relative to the Agreement and which may not be deferred to arbitration will be taken to the exclusive territorial competence of the Court of Bologna.

6.- SUSPENSION CONDITION

The effectiveness of the Agreement is suspended and conditional upon the execution of the Share swap or the Purchase under the terms and conditions of the Share swap contract.

7.- DURATION OF THE AGREEMENT

The Post share swap Agreement shall remain in force until the third anniversary of the date on which the suspension condition provided for in paragraph 6 above is met.

In any case, the Agreement, even renovated, will lose effectiveness at the date of subscription of the Post Delisting Agreement and will be intended entirely substituted by the latter.

8.- RENOVATION AND CANCELLATION

The Agreement will be tacitly renovated at every expiry date for further three-year periods each, save for the case of written cancellation by one of the Parties to the Shareholders' Agreement received by the other Party to the Shareholders' Agreement at least six months before the relative expiry.

9.- TYPE OF AGREEMENT

The Agreement is of the type provided for by art. 122, par.5, letters a), b), c) and d) of TUF.

10.- DEPOSIT OF THE SYNDICATED SHARES

The Agreement does not contain any obligation as concerns the deposit of Syndicated Shares.

11.- COMPANY REGISTER

The Agreement has been deposited, at the Firenze Company Register on 3rd August 2007.

* * *

4th August 2007

BANCA
CR FIRENZE

Shareholders' Agreements relative to Cassa di Risparmio di Firenze S.p.A.

Pursuant to Article 122 of Legislative Decree No. 58 of 24 February 1998, as subsequently integrated and amended (**"TUF"**), and Articles 129 et seq. of the issuer regulation approved with CONSOB resolution of 19 May 1999, as subsequently integrated and amended, the contents are made known of the two consultation agreements signed, respectively, by (i) Ente Cassa di Risparmio di Firenze S.p.A. (**"Ente CRF"**) and Fondazione Cassa di Risparmio della Spezia (**"Fondazione CR Spezia"**), in relation to cases in which Ente CRF may exercise its rights or privileges concerning Cassa di Risparmio di Firenze S.p.A. (**"CRF"**) which concern or could generate significant consequences for Cassa di Risparmio della Spezia S.p.A. (**"CR Spezia"**), or on the stake held by CRF in the capital of CR Spezia (the **"CR Spezia Shareholders' Agreement"**), and (ii) Ente CRF and Fondazione Cassa di Risparmio di Pistoia e Pescia (**"Fondazione CR Pistoia"**), in relation to cases in which Ente CRF may exercise its rights or privileges concerning CRF which concern or could generate significant consequences for Cassa di Risparmio di Pistoia e Pescia S.p.A. (**"CR Pistoia"**), or on the stake held by CRF in the capital of CR Pistoia (the **"CR Pistoia Shareholders' Agreement"**; jointly with the CR Spezia Shareholder's Agreement, the **"Agreements"**, and each an **"Agreement"**). The Agreements, the terms of which are indicated hereafter in detail, are inserted into a more complex transaction in which Intesa Sanpaolo S.p.A. (**"ISP"**) and So.Fi.Ba.r. S.p.A. take part, in addition to the Parties (as defined hereafter). This transaction (the **"Swap"**), regulated by a share-swap contract and a shareholders' agreement signed by the parties on 26 July 2007 (the **"Contract"**), provides for, in particular, that Ente CRF, Fondazione CR Spezia, Fondazione CR Pistoia and So.Fi.Ba.r. S.p.A have agreed to transfer to ISP, following the meeting of determined suspensive conditions provided for by the Contract and each insofar as it concerns them, shareholdings totalling 40.324% of CRF's capital, according to terms and conditions provided for by the Contract, the contents of which have been communicated to the market pursuant to Article 122 of the TUF. The reader should therefore refer to what has been communicated to the market pursuant to Article 122 of the TUF for more information relating to the Contract.

A. Companies whose financial instruments are subject to the Agreements

Cassa di Risparmio di Firenze S.p.A., for the sake of brevity also called Banca CR Firenze S.p.A., with registered office in Florence, Via Bufalini no. 4/6, member of the Business Register of Florence, tax code and VAT registration number 04385190485.

B. Adherents to the Agreements

The participants in the Agreements (with reference to each Agreement, the **"Parties"** and each participant a **"Party"**) are:

CR Spezia Shareholders' Agreement

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio della Spezia**, a banking foundation with registered office in La Spezia, Via D. Chiodo no. 36.

CR Pistoia Shareholders' Agreement

- **Ente Cassa di Risparmio di Firenze**, a banking foundation with registered office in Florence, Via Bufalini no. 6; and
- **Fondazione Cassa di Risparmio di Pistoia e Pescia**, a banking foundation with registered office in Pistoia, Via De' Rossi no. 26.

C. Shares subject to the Agreements

At the moment that the Agreements come into force (as described in paragraph D.3 that follows), Fondazione CR Spezia and Fondazione CR Pistoia will not have any stake in CRF as a result of the Swap, while in each of the Agreements Ente CRF will hold and vest the stake that will be held by it in CRF on that date, as indicated in the table that follows:

CR Spezia Shareholders' Agreement

Shareholder	Number of ordinary shares vested in the CR Spezia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Spezia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

CR Pistoia Shareholders' Agreement

Shareholder	Number of ordinary shares vested in the CR Pistoia Shareholders' Agreement	% of CRF's capital	% of total syndicated shares
Ente CRF	85,276,948	10.293%	100%
Fondazione CR Pistoia	0	0%	0%
Total	**85,276,948**	**10.293%**	**100%**

D. Content of the Agreement

1. Date of signing and effective date of the Agreement
   Each of the Agreements was signed by the relative Parties, through correspondence, on 26 July 2007, but the effectiveness of the same is subject to the condition precedent of the execution of the Swap.

2. Subject of the Agreement
   By signing the Agreements, Ente CRF agrees:

   (a) with reference to the CR Spezia Shareholders' Agreement, to previously consult with Fondazione CR Spezia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Spezia subsidiary, or on the stake held by CRF in the capital of CR Spezia; and

   (b) with reference to the CR Pistoia Shareholders' Agreement, to previously consult with Fondazione CR Pistoia in all cases in which Ente CRF may exercise its rights or privileges concerning decisions relating to CRF that concern or could generate significant consequences for the CR Pistoia subsidiary, or on the stake held by CRF in the capital of CR Pistoia.

   Nonetheless, it is understood and agreed that any opinions and/or the considerations expressed by Fondazione CR Spezia and Fondazione CR Pistoia, respectively, shall not have any binding effect for Ente CRF.

3. Term of the Agreement
   Both Agreements will be effective until one of the following dates, whichever comes earlier: (i) 3 (three) years from the effective date of the relative Agreement, and (ii) the date that Ente CRF's stake in CRF's capital falls below 5%. In each case, (A) the CR Spezia Shareholders' Agreement will cease to be effective if Fondazione CR Spezia no longer holds any stake in CR Spezia's capital, or if said company is no longer a subsidiary company of CRF, and (B) the CR Pistoia Shareholders' Agreement will cease to be effective if Fondazione CR Pistoia no longer holds any stake in CR Pistoia's capital, or if said company is no longer a subsidiary company of CRF.

E. Control

None of the Parties will exercise control of CRF, by virtue of the Agreements, pursuant to Article 93 of the TUF.

F. Business Register

The Agreements were filed at the office of the Business Register of Florence on 3 August 2007.

BANCA CR FIRENZE

Press release

REPORT ON CORPORATE GOVERNANCE ISSUED

As required under art. 89-bis of the Consob Regulation on Issuers, Banca CR Firenze announces that the Annual Report on corporate governance and on compliance with the code of conduct for listed companies has been published today.

The Report is available on the corporate website www.bancacrfirenze.it/investors, within the *Company Overview/Corporate Governance* section, and on that of Borsa Italiana.

Florence, 21 march 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA
CR FIRENZE

The 2007 Consolidated and Parent Company Annual Reports

Banca CR Firenze announces that the 2007 Consolidated Report and the draft of the 2007 Parent Company Annual Report, as approved by the Board of Directors on 3 March 2008, are available for inspection and consultation at the registered office of the Bank, at Borsa Italiana Spa and through the respective websites.

The Report of the Board of Auditors and the Report of the Independent Auditors will be made available, with the same means, as per current regulations.

BANCA CR FIRENZE S.p.A.
Sede in Firenze, via Bufalini n.6
Capitale sociale EUR 828.836.017,00 interamente versato
Albo delle Banche al n. 5120 - Albo dei Gruppi bancari al n. 6160.6.
Registro delle imprese di Firenze, codice fiscale e partita IVA 04385190485
Società soggetta a direzione e coordinamento da parte di Intesa Sanpaolo S.p.A.

BANCA CR FIRENZE

Bilancio al 31 dicembre 2007

Società per Azioni
Sede Sociale e Direzione Generale in Firenze
Capitale Sociale int. vers. € 828.836.017,00
Riserve e sovrapprezzi € 600.541.647,27
Registro delle Imprese,
Codice fiscale e Partita IVA
04385190485
Albo delle Banche n. 5120

Gruppo Banca CR Firenze
Iscritto all'Albo dei Gruppi Bancari n. 6160.6

Società soggetta, a partire dal 29 gennaio 2008, all'attività di direzione e coordinamento di Intesa Sanpaolo S.p.A.

Indice

Dati di sintesi di Banca CR Firenze S.p.A.

(importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006 (1)	Variazione
DATI ECONOMICI			
Margine d'interesse netto	382	338	+13,0%
Commissioni nette	160	165	-3,0%
Margine d'intermediazione lordo	691	667	+3,6%
Rettifiche di valore nette su crediti e altre attività finanziarie	56	44	+27,3%
Margine d'intermediazione netto	635	623	+1,9%
Spese di funzionamento	393	408	-3,7%
Utile dell'operatività corrente al lordo delle imposte	229	189	+21,2%
Utili da operazioni non ricorrenti	0	101	-100,0%
Utile netto	150	240	-37,5%
Comprehensive income (2)	134	186	-28,0%
INDICI DI REDDITIVITA'			
ROE (3)	10,6%	11,6%	-1,0%
ROE rettificato (4)	9,5%	7,2%	+2,3%
Cost / income ratio (5)	56,9%	61,2%	-4,3%
DATI PATRIMONIALI			
Totale attività	17.234	15.782	+9,2%
Crediti verso clientela (esclusi crediti in sofferenza)	10.889	10.045	+8,4%
Partecipazioni	1.060	904	+17,3%
Passività finanziarie al costo ammortizzato e al fair value	14.677	13.199	+11,2%
Patrimonio netto	1.538	1.467	+4,8%
ATTIVITA' FINANZIARIE DELLA CLIENTELA			
Attività finanziarie totali	29.871	29.540	+1,1%
Raccolta diretta	12.708	12.221	+4,0%
Raccolta indiretta	17.163	17.319	-0,9%
- Risparmio amministrato	9.537	9.612	-0,8%
- Risparmio gestito	7.626	7.707	-1,1%
- Gestioni patrimoniali (GPM - GPS - GPF)	1.674	1.992	-16,0%
- Fondi	3.779	3.643	+3,7%
- Assicurazioni	2.125	2.039	+4,2%
- Fondi di previdenza complementare	48	33	+45,5%
INDICI DI RISCHIOSITA' DEL CREDITO			
Crediti netti in sofferenza / Crediti netti verso la clientela	0,97%	1,03%	-0,06%
Altri crediti deteriorati netti/ Crediti netti verso la clientela	1,36%	1,56%	-0,20%
Crediti deteriorati netti / Crediti netti verso la clientela	2,34%	2,59%	-0,25%
COEFFICIENTI DI SOLVIBILITA'			
Patrimonio di base / Attivo ponderato	9,21%	10,15%	-0,94%
Patrimonio di Vigilanza / Attivo ponderato	14,11%	15,11%	-1,00%
INFORMAZIONI SUL TITOLO AZIONARIO (6)			
Numero azioni in circolazione (in milioni)	828,8	827,3	+0,2%
Quotazione per azione (in €)			
- media	5,988	4,000	+49,7%
- minima	4,250	3,448	+23,2%
- massima	6,640	4,662	+42,4%
Utile netto per azione (in €)	0,181	0,290	-37,6%
Utile netto diluito per azione (in €) (7)	0,181	0,290	-37,6%
Dividendo unitario (in €) (8)	0,130	0,100	+30,0%
Book value per azione (in €) (9)	1,856	1,773	+4,7%
Dividendo / prezzo medio annuo (%)	2,17%	2,50%	-0,33%
STRUTTURA OPERATIVA			
Dipendenti	3.668	3.603	+1,8%
Promotori finanziari	294	167	+76,0%
Filiali bancarie	318	323	-1,5%
Spazi finanziari	49	31	+58,1%
Centri imprese e private	38	33	+15,2%

1) I dati economici e reddituali al 31 dicembre 2006 sono stati rideterminati a fini raffrontativi allo scopo di tener conto della riclassifica dei costi e ricavi di pertinenza dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica negli "Altri costi e ricavi dell'operatività corrente" sulla base delle più recenti interpretazioni della normativa contabile di riferimento.

(2) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.

(3) Utile al netto delle operazioni non ricorrenti / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile al netto delle operazioni non ricorrenti.

(4) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'Utile al netto delle operazioni non ricorrenti.

(5) Spese di funzionamento / Margine d'intermediazione lordo.

(6) Si ricorda che in data 5 marzo 2007 ha avuto luogo il raggruppamento delle azioni; di conseguenza i dati raffrontativi sono stati riallineati a tale operazione.

(7) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.

(8) Dividendo proposto all'Assemblea dei soci.

(9) Patrimonio netto / numero di azioni in circolazione.

Relazione sulla gestione

1. Schemi di bilancio riclassificati

Al fine di assicurare una migliore comprensione della gestione della Banca e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali".
Le riclassifiche effettuate sono state le seguenti:

1. Conto economico riclassificato:

- ripartizione della voce 190-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili" e 210-"Utili (perdite) delle partecipazioni" nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", escludendo gli utili realizzati su operazioni "non ricorrenti" che vengono evidenziati a parte nella voce gestionale "Utili da operazioni non ricorrenti";
- aggregazione della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 220-"Risultato netto della valutazione al fair value delle attività materiali e immateriali" e 240-"Utili (perdite) da cessione di investimenti" nella voce gestionale "Altri costi e ricavi dell'operatività corrente".

2. Stato patrimoniale riclassificato:

- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 130-"Riserve da valutazione", 160-"Riserve", 170-"Sovrapprezzi di emissione", 180-"Capitale" e 200-"Utile (perdita) d'esercizio".

Conto economico riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006 (2)	Variazione assoluta	Variazione %
30	**Margine d'interesse**	382	336	46	+13,7%
90	Risultato netto dell'attività di copertura	0	2	-2	-100,0%
	Margine d'interesse netto	382	338	44	+13,0%
60	Commissioni nette	160	165	-5	-3,0%
di cui di 190	Recuperi su depositi a risparmio e su conti creditori	42	44	-2	-4,5%
70, 210	Dividendi e utili (perdite) delle partecipazioni	82	83	-1	-1,2%
80, di cui di 100	Risultato delle attività e passività finanziarie	25	37	-12	-32,4%
	Margine d'intermediazione lordo	691	667	24	+3,6%
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-56	-44	-12	+27,3%
	Margine d'intermediazione netto	635	623	12	+1,9%
	Spese di funzionamento:	-393	-408	15	-3,7%
150 a)	*- Spese per il personale*	*-235*	*-256*	*21*	-8,2%
150 b)	*- Altre spese amministrative*	*-173*	*-165*	*-8*	+4,8%
170 e 180	*- Rettifiche di valore nette su attività materiali e immateriali*	*-25*	*-26*	*1*	-3,8%
di cui di 190	*- Altri proventi di gestione netti (recuperi spese)*	*40*	*39*	*1*	+2,6%
	Risultato operativo netto	242	215	27	+12,6%
160	Accantonamenti netti ai fondi per rischi e oneri	-13	-21	8	-38,1%
di cui di 190, 220, 240	Altri costi e ricavi dell'operatività corrente	0	-5	5	-100,0%
	Utile dell'operatività corrente al lordo delle imposte	229	189	40	+21,2%
di cui di 100	Utili da operazioni non ricorrenti	0	101	-101	-100,0%
260	Imposte sul reddito	-79	-56	-23	+41,1%
280	Utile (perdita) delle attività in via di dismissione	0	6	-6	-100,0%
	Utile netto	150	240	-90	-37,5%

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

(2) I dati economici e reddituali al 31 dicembre 2006 sono stati rideterminati a fini raffrontativi allo scopo di tener conto della riclassifica dei costi e ricavi di pertinenza dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica negli "Altri costi e ricavi dell'operatività corrente" sulla base delle più recenti interpretazioni della normativa contabile di riferimento.

Stato patrimoniale riclassificato

Codice voce dello schema di bilancio obbligatorio	ATTIVO	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
(1)	(importi in milioni di euro)				
10	**Cassa e disponibilità liquide**	170	144	26	+18,1%
	Attività finanziarie	15.257	13.882	1.375	+9,9%
	Crediti	12.985	11.856	1.129	+9,5%
60	*- crediti verso banche*	1.989	1.706	283	+16,6%
70	*- crediti verso clientela*	10.996	10.150	846	+8,3%
	Attività finanziarie negoziabili	2.269	2.022	247	+12,2%
20	*- attività finanziarie di negoziazione*	96	79	17	+21,5%
40	*- attività finanziarie disponibili per la vendita*	2.173	1.943	230	+11,8%
80	Derivati di copertura	3	4	-1	25,0%
	Immobilizzazioni	1.406	1.254	152	+12,1%
100	Partecipazioni	1.060	904	156	+17,3%
110 e 120	Attività materiali ed immateriali	346	350	-4	-1,1%
130	**Attività fiscali**	84	93	-9	-9,7%
140	**Attività non correnti e gruppi di attività in via di dismissione**	0	154	-154	-100,0%
150	**Altre attività**	317	255	62	+24,3%
	Totale attivo	17.234	15.782	1.452	+9,2%

Codice voce dello schema di bilancio obbligatorio	PASSIVO	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
(1)	(importi in milioni di euro)				
	Passività finanziarie	14.766	13.277	1.489	+11,2%
	Passività finanziarie al costo ammortizzato e al fair value	14.677	13.199	1.478	+11,2%
10	*- debiti verso banche*	2.025	1.029	996	+96,8%
20	*- debiti verso clientela*	8.246	8.026	220	+2,7%
30	*- debiti rappresentati da titoli*	4.406	4.144	262	+6,3%
40	Passività finanziarie di negoziazione	56	51	5	+9,8%
60	Derivati di copertura	33	27	6	+22,2%
80	**Passività fiscali**	11	41	-30	-73,2%
	Fondi a destinazione specifica	306	326	-20	-6,1%
110	Trattamento di fine rapporto del personale	104	129	-25	-19,4%
120	Fondi per rischi e oneri e fondi di quiescenza	202	197	5	+2,5%
90	**Passività associate ad attività in via di dismissione**	0	149	-149	-100,0%
100	**Altre passività**	613	522	91	+17,4%
da 130 a 200	**Patrimonio netto**	1.538	1.467	71	+4,8%
	Totale passivo	17.234	15.782	1.452	+9,2%

(1) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

Relazione sulla gestione

2. Lo scenario economico e di settore

Il contesto internazionale

Nonostante Stati Uniti e UEM, nel corso dei primi nove mesi dell'anno, abbiano rallentato il proprio ritmo di espansione, il PIL mondiale ha mantenuto praticamente costante il tasso di crescita in prossimità del +5%, grazie al contributo dei paesi emergenti, ed in particolare di Cina, Russia e Brasile.
Il quadro macroeconomico internazionale appare dunque ancora contraddistinto da un lato dalla continua accelerazione dello sviluppo economico dei paesi emergenti, e dall'altro dalle incertezze che, in seguito alla crisi del mercato immobiliare e dei mutui sub-prime, ancora sussistono riguardo alle modalità di rallentamento dell'economia Usa e degli effetti che tale rallentamento potrà avere sulla crescita economica degli altri paesi industrializzati e sui mercati finanziari.
I dati di previsione per fine 2007 evidenziano una crescita del PIL mondiale del +5,1% (+5,2% nel 2006) e del commercio internazionale del +6,1% (+9,1% nel 2006).
Le più recenti previsioni sull'andamento dell'economia nel 2008 confermano le tendenze emerse nel 2007 con un rallentamento sia del tasso di crescita del PIL mondiale, previsto attestarsi al +4,2%, sia del commercio internazionale (+5,5% a fine 2008).


PIL
Tassi di crescita medi annui
11,5
9,5
7,5
5,5
3,5
1,5
-0,5
5,2
2,9
2,2
10,4
2,9
1,9
5,1
2,1
1,9
10,6
2,6
1,7
2006
2007
PIL MONDIALE
USA
GIAPPONE
CINA
UE
ITALIA

Fonte: Prometeia Rapporto di Previsione (gennaio 2008)

Nel corso del terzo trimestre la crescita dell'economia americana è risultata in accelerazione (+1,2% sul trimestre precedente) grazie alla tenuta dei consumi privati, ed in particolare di beni durevoli, degli investimenti delle imprese e della domanda estera netta, che hanno compensato la correzione in atto nel mercato immobiliare residenziale. Gli indicatori congiunturali presentano, ciò nonostante, segni di deterioramento, convalidando le attese di decelerazione: gli indicatori di attività produttiva nel periodo ottobre-dicembre si sono collocati su livelli inferiori a quelli del terzo trimestre sia nel settore manifatturiero che in quello dei servizi; il clima di fiducia dei consumatori dopo essere diminuito per quattro mesi consecutivi, nel mese di dicembre 2007 si è stabilizzato, ma rimane elevato il pessimismo riguardo la situazione prospettica dell'economia, anche alla luce delle tensioni sui mercati finanziari e sul prezzo del petrolio. Queste considerazioni portano i principali previsori a confermare il rallentamento dell'economia USA con un tasso di sviluppo atteso per fine 2007 del +2,1% (+2,9% nel 2006). Le tendenze al rallentamento dell'economia statunitense sono confermate anche per il 2008 per gli effetti diretti ed indiretti della correzione del mercato immobiliare. La flessione degli investimenti di natura residenziale, all'origine della riduzione dei prezzi degli immobili, determinerà una diminuzione della ricchezza complessiva con impatto negativo sui consumi privati. Il tasso di crescita del PIL è previsto per il 2008 al +1,6%.
Il rallentamento, in corso e prospettico, dell'economia USA viene confermato anche dall'atteggiamento restrittivoespansivo adottato nel periodo più recente dalla Federal Riserve, che da settembre 2007 alla fine di gennaio 2008 ha tagliato il costo del denaro per cinque volte, portando il tasso sui fed funds al 3% (dal 5,25%), e che si è lasciata aperta la porta per ulteriori tagli dei tassi per scongiurare pericoli di recessione.

Nel corso del 2007 l'economia cinese ha confermato la fase di rilevante sviluppo con un tasso di crescita del PIL pari a +10,6% (+10,4% nel 2006). L'effetto trainante è generato soprattutto dagli investimenti che continuano ad accelerare, seguiti da consumi ed esportazioni. Nonostante il rallentamento dell'economia americana e la politica restrittiva da parte della banca centrale cinese, le previsioni per il 2008 confermano uno sviluppo significativo con un tasso di crescita del PIL del +9,5%.
Nel corso dei primi nove mesi del 2007 l'economia Giapponese ha fatto registrare un andamento erratico. La crescita dei primi tre mesi dell'anno è infatti stata seguita da una sensibile flessione nel secondo trimestre e da un parziale recupero nel terzo, a conferma del clima di incertezza e instabilità che sta caratterizzando l'economia nipponica. Le previsioni per la fine del 2007 (+1,9%) e per il 2008 (+1,8%) evidenziano un tasso di crescita del PIL in rallentamento rispetto al dato 2006 (+2,2%).

L'Area Euro e l'Italia

Nel terzo trimestre dell'anno il PIL dell'area UEM ha accelerato (+0,8%) dopo un secondo trimestre deludente (+0,3%); il risultato ha riflesso la prosecuzione della crescita dei consumi delle famiglie e la ripresa degli investimenti, pesantemente influenzati nel trimestre precedente dal calo degli investimenti in costruzioni. I ritmi di crescita sono migliorati nei tre maggiori paesi (+0,7% in Germania e Francia e +0,4% in Italia). Gli indicatori concernenti l'andamento dell'attività economica per il periodo successivo presentano un ridimensionamento e tendono a collocarsi su livelli inferiori a quelli del terzo trimestre, segnalando la possibilità di una, sia pur moderata, attenuazione dei ritmi di crescita nel quarto trimestre.
I dati di pre-chiusura del 2007 confermano il rallentamento con un tasso di crescita del PIL previsto al +2,6% a fine 2007 (+2,9% nel 2006). Anche le previsioni per il 2008 confermano un tendenziale rallentamento per effetto dei minori investimenti nel settore delle costruzioni e per la decelerazione delle esportazioni dovuta al mantenimento del cambio euro/dollaro su livelli elevati. Il tasso di crescita del PIL è previsto al +1,7%.
In tema di politica monetaria nell'area UEM il consiglio direttivo della BCE nelle più recenti riunioni ha optato per mantenere i tassi di riferimento al 4% dopo l'ultimo aumento di 25 basic points avvenuto a giugno 2007. La BCE ha altresì confermato a pieno i rischi verso l'alto sulla dinamica dei prezzi al consumo; presa in un difficile gioco di equilibrismo tra rischi verso il basso per la crescita e rischi verso l'alto per la dinamica dei prezzi, la Banca Centrale Europea dovrebbe, secondo i principali previsori, mantenere un atteggiamento neutrale lasciando, nel breve periodo, i tassi di riferimento fermi al 4%. I mercati cominciano tuttavia a scontare, fin da ora, un atteggiamento meno restrittivo dell'Autorità monetaria con un ritorno dei tassi a breve su livelli maggiormente in linea con il tasso di policy.

Nel corso dei primi nove mesi del 2007, coerentemente con quanto accaduto nell'area UEM, l'economia italiana ha conosciuto una fase di decelerazione essenzialmente attribuibile alla debolezza della domanda interna ed al calo delle esportazioni, penalizzate dal rafforzamento dell'euro.
La produzione industriale, dopo un 2006 che sembrava aver segnato la fine di una lunga fase di stagnazione, ha perso via via slancio nel corso del 2007 ed anche gli investimenti in macchinari ed attrezzature sono risultati in decelerazione; gli investimenti in costruzioni hanno invece continuato ad essere la componente più dinamica della domanda aggregata mostrando, grazie anche al sostegno fornito dagli incentivi fiscali per l'edilizia residenziale e agli stanziamenti per le opere pubbliche, una crescita più sostenuta rispetto al 2006. La crescita dei consumi delle famiglie, dopo essersi mantenuta dinamica nel primo semestre dell'anno, ha subito un rallentamento nel terzo trimestre prevalentemente nella componente durevole; il livello di indebitamento seppur ancora in crescita ha fatto registrare una decelerazione, soprattutto per effetto dell'aumento dei tassi di interesse a breve termine.


Componenti della domanda aggregata italiana
Tassi di crescita medi annui
6,0
5,0
4,0
3,0
2,0
1,0
0,0
-1,0
1,9
1,7
1,7
1,8
1,5
1,9
-0,3
0,4
2,7
2,0
2,2
4,1
5,5
2,3
4,5
2,5
PIL
DOMANDA INTERNA
CONSUMI PRIVATI
CONSUMI PUBBLICI
INV. IN MACCHINARI
INV. IN COSTRUZIONI
ESPORTAZIONI
IMPORTAZIONI
2006
2007

Fonte: Prometeia Rapporto di Previsione (gennaio 2008)

Sulla base della stima preliminare ISTAT del PIL per il quarto trimestre la crescita complessiva per l'anno 2007 dovrebbe attestarsi al +1,7%, in lieve flessione rispetto all'anno 2006 (+1,9%).
Le prospettive di crescita per il 2008 evidenziano un tendenziale rallentamento, determinato soprattutto dalla flessione dei consumi delle famiglie, degli investimenti in costruzioni e delle esportazioni. Complessivamente l'economia italiana evidenzia una crescita rallentata rispetto ai principali partners europei. Il tasso di crescita del PIL è infatti previsto al +1,1%, contro il +1,7% dell'Area UEM.
Per quanto riguarda le singole componenti della domanda aggregata le principali evidenze delle nuove previsioni risultano essere:

- rallentamento della crescita delle esportazioni, con un tasso di sviluppo stimato per il 2008 pari a +1,7% (+2,3% nel 2007), derivante dal peggioramento delle condizioni competitive delle nostre merci, in conseguenza del previsto mantenimento del cambio €/$ sugli attuali livelli, e della minore espansione della domanda proveniente dai mercati di sbocco;
- flessione degli investimenti in costruzioni, con una dinamica attesa nel 2008 del +1,5% (+4,1% nel 2007), per effetto del venir meno del lunghissimo ciclo espansivo che li ha caratterizzati;
- crescita degli investimenti in macchinari e attrezzature, con una dinamica attesa nel 2008 del +2,2% (+2,0% nel 2007), per i quali nonostante la debolezza della domanda non verranno meno le esigenze di ristrutturazione volte a rafforzare la posizione competitiva delle imprese in un contesto di buona redditività e sgravi fiscali;
- dinamica meno favorevole della spesa delle famiglie, prevista attestarsi al +1,2% (+1,9% nel 2007), sulla quale si riflettono il maggior costo del denaro rispetto al passato, la necessità di far fronte agli investimenti immobiliari sostenuti in precedenza e l'incertezza sulla ricchezza pensionistica.

L'andamento dei mercati

Per quanto riguarda i Mercati Finanziari Internazionali, lo scoppio della crisi subprime negli USA, avvenuta nel secondo semestre dell'anno, ha causato una ondata di avversione al rischio da parte degli operatori, facendo mutare lo scenario che aveva caratterizzato i trimestri precedenti. Nella prima parte del 2007, infatti, i mercati azionari avevano messo a segno buone performances a livello aggregato, mentre avevano sofferto i titoli a reddito fisso, specie nelle scadenze più elevate. Successivamente, le difficoltà del mercato immobiliare USA, e la crisi del mercato interbancario, derivante dalla perdita di fiducia nella solvibilità delle controparti bancarie, hanno provocato un arretramento del mercato azionario e ingenti flussi di acquisti sui titoli a reddito fisso Governativi G7. I credit spread si sono ampliati, di riflesso alla crescente avversione al rischio manifestata dagli operatori, e quindi le obbligazioni Corporate e Sovereign Emerging Countries hanno sottoperformato i più sicuri (o almeno considerati tali in questa fase) titoli di Stato. Il 2007 si è chiuso comunque con un rialzo per la maggior parte delle borse internazionali, seppur inferiore a quanto evidenziato in prossimità dei massimi precedenti. In particolare l'indice MSCI World, che racchiude tutte le borse mondiali, ha evidenziato un ritorno del +2,8% da inizio anno, mentre tra i principali indici internazionali si è registrato un buon guadagno per il Dow Jones (+4,9%) e soprattutto per il Dax tedesco (+22,3%) e la performance negativa del Nikkei (-11,1%). L'indice italiano S&P/Mib ha registrato nel 2007 una perdita prossima al 7%.

L'intermediazione creditizia

Con riferimento al mercato del credito, la dinamica degli impieghi bancari ha manifestato nel 2007 un ritmo di crescita inferiore rispetto a quello sperimentato nel corso dell'anno precedente: infatti, gli impieghi complessivi del totale banche in Italia hanno segnato un tasso di crescita tendenziale annuo pari al +10,2%, che si raffronta al +11,2% di fine 2006. L'ammontare degli impieghi complessivi del totale banche in Italia alla fine del 2007 è risultato pari a 1.455 miliardi di euro segnando un flusso di nuovi impieghi di circa 133 miliardi di euro rispetto alla fine del 2006.
La dinamica degli impieghi continua ad essere sostenuta sia dalla componente a più protratta scadenza che da quella a breve termine. A dicembre 2007 le variazioni tendenziali annue delle singole componenti degli impieghi bancari sono risultate pari al +11,5% per il segmento a medio e lungo termine (+11,6% a fine 2006) e di +7,9% per quello a breve termine (+10,5% a fine 2006).


Andamento della raccolta diretta (depositi e obbligazioni) e impieghi del sistema banche Italia
Tassi di crescita medi annui
12,0
10,0
8,0
6,0
4,0
2,0
0,0
8,6
7,6
6,7
8,6
11,2
10,2
RACCOLTA DIRETTA
IMPIEGHI
2005
2006
2007

Fonte: ABI Evoluzione dei mercati finanziari e creditizi (gennaio 2008)

La raccolta bancaria a dicembre 2007 è risultata pari a 1.270 miliardi di euro, segnando una variazione tendenziale positiva del +6,7%, che si raffronta al +7,6% di fine 2006: lo stock della raccolta è aumentato nel corso dell'ultimo anno di 79 miliardi di euro. Considerando le dinamiche delle diverse componenti del *funding*, a dicembre 2007 si osserva una decelerazione del trend dei depositi da clientela, il cui tasso di crescita tendenziale annuo è risultato pari al +2,9% (+5,2% a fine 2006) ed un aumento della dinamica delle obbligazioni delle banche: +12,3% a fine 2007 (+11,4% a fine 2006).
Il mercato dei tassi bancari ha fatto registrare, quale riflesso delle indicazioni di politica monetaria della BCE ed in parte recependo le mutate condizioni sul mercato interbancario, una generale crescita: il tasso medio della raccolta bancaria da famiglie e società non finanziarie si è collocato a dicembre 2007 al 2,94%, in aumento rispetto a dicembre 2006 di 70 punti base; il tasso medio sul totale dei prestiti a famiglie e società non finanziarie si è collocato, sempre a dicembre 2007, al 6,17%, 78 punti base al di sopra di quanto segnato a dicembre 2006.

Il risparmio gestito e le attività finanziarie della clientela

Con specifico riguardo alla raccolta indiretta delle banche, gli ultimi dati sulla consistenza dei titoli a custodia (sia in gestione che in amministrazione), pari a oltre 1.727 miliardi di euro a ottobre 2007 (ultimo dato disponibile), mostrano come essa sia cresciuta rispetto a 12 mesi prima del +1,0%.
Le gestioni patrimoniali bancarie alla fine di ottobre 2007 (ultimo dato disponibile) rappresentano l'8,2% della raccolta indiretta (contro il 9,3% di 12 mesi prima) e ammontano a 141,1 miliardi di euro.
Il patrimonio dei fondi comuni e sicav aperti di diritto italiano ed estero, a dicembre 2007, è risultato pari a 570,2 miliardi di euro. Analizzando la composizione per tipologia del patrimonio, si rileva come nell'ultimo anno la quota dei fondi di liquidità sia salita passando dal 13,7% al 16,5%, così come la quota dei fondi flessibili, dall'8,5% all'11,7%, e di quelli hedge, dal 4,6% al 6,4%; la quota dei fondi azionari è, viceversa diminuita dal 25,9% al 23,7%, così come l'incidenza dei fondi bilanciati, passata dal 6,9% al 5,9% e dei fondi obbligazionari passata dal 40,4% al 35,8%.

Il quadro toscano

L'economia toscana proviene da un 2006 contrassegnato da una buona ripresa del ciclo, confermata anche nella prima parte del 2007, quando esportazioni e produzione industriale hanno mantenuto risultati largamente positivi, anche se non dissimili da quelli del resto del paese.
Particolarmente interessante la ripresa delle esportazioni proveniente dai settori che, ormai da anni, segnano le migliori performance per l'economia toscana e che riguardano i mezzi di trasporto, la meccanica, la chimica e farmaceutica, la gomma e le materie plastiche, il mobilio e, nel comparto della moda, le confezioni e la pelletteria. Il forte aumento del valore delle vendite all'estero avviene, in realtà, soprattutto a causa del significativo aumento dei prezzi dei beni venduti, tanto che in termini reali l'incremento delle esportazioni risulta in realtà alquanto ridotto.
Questa particolare evoluzione delle esportazioni trova riscontro anche nell'andamento della produzione industriale, che ha continuato a segnare aumenti nei primi due trimestri dell'anno, segnando però un preoccupante rallentamento nel terzo.
La prevalenza di segnali positivi relativamente alla prima metà del 2007 non può nascondere il fatto che nella seconda parte le cose sono peggiorate; sia la produzione industriale, che le esportazioni mostrano chiari segni di inversione di tendenza, confermando quanto si va osservando anche a livello nazionale ed internazionale.

Con queste alterne vicende è molto probabile che il risultato del 2007 sia complessivamente lo stesso dell'anno precedente con una crescita del PIL regionale del +1,7%, sostanzialmente in linea con quella prevista a livello nazionale. Osservata a prezzi costanti, la crescita del PIL potrebbe trovare impulso più dalla domanda interna che da quella internazionale: infatti, depurate dal forte aumento dei prezzi, le esportazioni toscane verso l'estero risulterebbero in aumento appena del +1,4%. In realtà l'aumento dei prezzi sottostante gli andamenti reali favorisce la formazione di maggiori redditi a favore del sistema produttivo regionale, tale da giustificare sia la ripresa dei consumi delle famiglie (+1,9%), che quella degli investimenti (+2,5%). Naturalmente una parte di questo aumento dei redditi va ad alimentare le casse dello Stato, contribuendo al miglioramento del bilancio pubblico, visto che la spesa corrente della PA è prevista aumentare, anche in Toscana, appena del +0,9%.

Per quanto riguarda il valore aggiunto per rami di attività economica, è il settore manifatturiero a segnare il rallentamento più evidente, soprattutto per il permanere delle difficoltà di alcuni suoi importanti comparti come quello della moda, che vede ancora ridursi -in termini reali- il valore aggiunto prodotto; continuano invece a crescere i comparti della meccanica e della chimica farmaceutica. Il terziario, che ha un'incidenza del 70,3% sul PIL, come sempre, è meno sensibile alle vicende congiunturali dell'economia e prosegue la sua crescita a ritmi lenti ma abbastanza uniformi, con la conseguenza che negli anni di maggiore crescita dell'economia la sua espansione appare più lenta di quella dell'industria, mentre negli anni di maggiore difficoltà risulta più vivace. Ancora sostenuta la crescita del settore delle costruzioni per la persistenza di un ciclo degli investimenti ancora positivo, che si dovrebbe tuttavia arrestare nel corso del 2008.

Le difficoltà emerse nell'ultima parte del 2007 si approfondiranno nel 2008 quando alla persistenza delle tensioni sui mercati internazionali, si assoceranno anche criticità sul fronte della domanda interna. Le esportazioni verso l'estero manterranno un profilo di crescita molto basso (+1,3%) anche per effetto del previsto mantenimento del cambio euro/dollaro sugli attuali livelli. I consumi delle famiglie, che pur hanno sostenuto la domanda nel corso del 2007, avvertiranno le conseguenze della crisi finanziaria; il crescente indebitamento cui si sono sottoposte anche le famiglie toscane avrà evidenti conseguenze sulle capacità di spesa a seguito dell'aumento dei tassi di interesse. L'aumento della propensione al consumo, che aveva caratterizzato gli ultimi anni e che aveva consentito aumenti della spesa delle famiglie anche in presenza di un reddito disponibile stagnante, si arresterà, così che nel 2008 i consumi aumenteranno solo del +1,3%, meno dell'aumento del PIL. Gli investimenti potrebbero risentire anch'essi della maggiore cautela con cui le banche elargiranno il credito, aumentando nel prossimo anno intorno a +2,0% e soprattutto nella componente in macchinari. La spesa pubblica continuerà a crescere in misura contenuta (+0,6%), anche perché una parte crescente delle risorse prelevate dalla PA dovrà andare a remunerare interessi sul debito pubblico che si prevedono in aumento.

L'insieme di queste componenti della domanda finale favorirà una crescita del PIL intorno al +1,4%: un tasso di crescita che torna ad abbassarsi, posizionandosi ancora ben al di sotto del tasso di crescita di lungo periodo dell'economia toscana.

Dal punto di vista settoriale si dovrebbero mantenere le dinamiche osservate nel corso del 2007, con la sola eccezione positiva dell'agroalimentare. Quindi, ancora una volta, la moda avvertirà ulteriori difficoltà (anche se con le eccezioni positive delle confezioni e della pelletteria), mentre la meccanica, la chimica e la farmaceutica proseguiranno nella loro graduale espansione. Rallenterà il ciclo positivo delle costruzioni, mentre il terziario manterrà abbastanza inalterato il proprio ritmo di crescita, con qualche maggiore difficoltà per il commercio a causa del rallentamento dei consumi delle famiglie.

Il tasso di occupazione dovrebbe confermare il trend crescente degli scorsi anni mentre il livello di produttività sembrerebbe ulteriormente in flessione. La crescita delle unità occupate dovrebbe tuttavia tendere ad appiattirsi per effetto della crescita modesta ma anche come conseguenza del processo di razionalizzazione dell'economia che permetterebbe una ripresa della produttività.

Relazione sulla gestione

3. L'andamento reddituale

Premessa

Ai fini raffrontativi, i dati reddituali riferiti all'esercizio 2006 sono stati riesposti allo scopo di tener conto della riclassifica dei costi e ricavi di pertinenza dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica nella voce gestionale "Altri costi e ricavi dell'operatività corrente" ritenuta, sulla base delle più recenti interpretazioni della normativa contabile di riferimento, più appropriata per accogliere le suddette componenti economiche, non aventi impatto sull'utile netto della Banca.
Nel corso del 2007 l'attività è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano triennale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.

Sintesi dei risultati

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	382	336	46	+13,7%
Margine d'interesse netto	382	338	44	+13,0%
Margine d'intermediazione lordo	691	667	24	+3,6%
Margine d'intermediazione netto	635	623	12	+1,9%
Risultato operativo netto	242	215	27	+12,6%
Utile dell'operatività corrente al lordo delle imposte	229	189	40	+21,2%
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Utile netto	**150**	**240**	**-90**	**-37,5%**

L'utile netto conseguito nel 2007, pari a 150 milioni di euro, segna un decremento di 90 milioni in raffronto ai 240 milioni del precedente esercizio (-37,5%) che tuttavia includeva utili da operazioni non ricorrenti pari a circa 101 milioni di euro (98 milioni di euro al netto del relativo impatto fiscale), rappresentati dalle plusvalenze conseguenti alla cessione delle interessenze detenute in Sanpaolo Imi S.p.A. e Fondiaria–SAI S.p.A.; non considerando le suddette componenti, pur in presenza di un'elevata crescita della voce "Imposte sul reddito" (+41,1%), dovuta alle modifiche normative introdotte dalla finanziaria 2008 ed aventi impatto sull'esercizio 2007, l'utile netto rilevato al 31 dicembre 2007 presenterebbe un incremento del 5,6% rispetto al 31 dicembre 2006.

Il margine d'interesse

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interessi netti clientela	474	398	76	+19,1%
Interessi attivi clientela	*626*	*488*	*138*	*+28,3%*
Interessi passivi clientela	*-152*	*-90*	*-62*	*+68,9%*
Interessi netti su titoli	-103	-69	-34	+49,3%
Interessi attivi su titoli	*68*	*47*	*21*	*+44,7%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-171*	*-116*	*-55*	*+47,4%*
Interessi netti banche	13	6	7	+116,7%
Interessi attivi banche	*79*	*49*	*30*	*+61,2%*
Interessi passivi banche	*-66*	*-43*	*-23*	*+53,5%*
Altri interessi netti	-2	1	-3	n.s.
Margine d'interesse	382	336	46	+13,7%
Risultato netto dell'attività di copertura	0	2	-2	-100,0%
Margine d'interesse netto	382	338	44	+13,0%

Il significativo incremento del margine d'interesse netto al 31 dicembre 2007 rispetto al precedente esercizio (+13,0%) è sostanzialmente dovuto all'aumento degli interessi attivi su titoli (+44,7%) e da clientela (+28,3%), analizzati nel dettaglio nel paragrafo che segue.

I rendimenti

Importi in milioni di euro	31 dicembre 2007		31 dicembre 2006		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Differenza tassi (punti%)
Attività fruttifere						
Impieghi clientela	*10.568*	*5,93%*	*9.648*	*5,06%*	*+9,5%*	*0,87*
Portafoglio titoli	*1.801*	*3,74%*	*1.597*	*2,70%*	*+12,8%*	*1,04*
Interbancario attivo	*1.983*	*3,98%*	*1.682*	*2,96%*	*+17,9%*	*1,02*
Totale attività fruttifere	**14.352**	**5,38%**	**12.927**	**4,49%**	**+11,0%**	**0,89**
Passività onerose						
Raccolta diretta	*12.139*	*2,67%*	*11.154*	*1,81%*	*+8,8%*	*0,86*
Interbancario passivo	*1.697*	*3,90%*	*1.521*	*2,85%*	*+11,6%*	*1,02*
Totale passività onerose	**13.836**	**2,82%**	**12.672**	**1,94%**	**+9,2%**	**0,88**

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno infatti segnato un aumento di circa l'11,0% rispetto allo stesso periodo dell'esercizio precedente, con una crescita in consistenze medie che è stata determinata principalmente dagli impieghi a clientela (+920 milioni di euro).
Il passivo oneroso ha evidenziato un incremento di circa il 9,2%, favorito soprattutto dalla crescita della raccolta in depositi e titoli (+985 milioni di euro).
Lo spread medio complessivo è stato pari al 2,56% e risulta in linea col valore registrato al 31 dicembre 2006 (2,55%).

Il margine d'intermediazione lordo

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione	
			assoluta	%
Margine d'interesse netto	**382**	**338**	**44**	**+13,0%**
Commissioni e recuperi da clientela	202	209	-7	-3,3%
- Commissioni nette	*160*	*165*	-5	-3,0%
- Recuperi su depositi a risparmio e conti creditori	42	44	-2	-4,5%
Dividendi e utili (perdite) delle partecipazioni	82	83	-1	-1,2%
Risultato delle attività e passività finanziarie (al netto delle operazioni non ricorrenti)	25	37	-12	-32,4%
Margine d'intermediazione lordo	**691**	**667**	**24**	**+3,6%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 24 milioni di euro (+3,6%), legato all'incremento del margine d'interesse netto sopra descritto, alla diminuzione delle commissioni nette e dei recuperi da clientela commentati di seguito e dal risultato delle attività e passività finanziarie (-12 milioni di euro). Tale contrazione incorpora una diminuzione di circa 8 milioni di euro del risultato netto dell'attività di negoziazione e di circa 4 milioni di euro degli utili da cessione o riacquisto di attività/passività finanziarie.

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione	
			assoluta	%
Recupero spese e gestione c/c e depositi a risparmio	61	65	-4	-6,2%
Monetica	18	18	0	0,0%
Raccolta amministrata	8	7	1	14,3%
Credito	19	18	1	+5,6%
Incassi e pagamenti	9	9	0	0,0%
Risparmio gestito	62	66	-4	-6,1%
di cui: Bancassicurazione	*26*	*28*	*-2*	*-7,1%*
Altre voci	25	26	-1	-3,8%
Totale commissioni e recuperi da clientela	**202**	**209**	**-7**	**-3,3%**

La diminuzione registrata dal totale delle commissioni e recuperi è il risultato del decremento rilevato dai comparti "Risparmio gestito" (dalla bancassicurazione in particolare) e "Recupero spese e gestione c/c e depositi a risparmio", quest'ultima determinata anche dalle politiche commerciali attivate per contrastare la forte concorrenza presente su questo mercato e per assecondare richieste della clientela conseguendo per contro, nel periodo in esame, un apprezzabile aumento del numero dei conti correnti.


Composizione dei ricavi su commissioni da clientela al 31 dicembre 2007
Altre voci 12%
Recupero spese e gestione c/c e depositi a risparmio 30%
Monetica 9%
Risparmio gestito 32%
Raccolta amministrata 4%
Incassi e pagamenti 4%
Credito 9%

Il margine d'intermediazione netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**691**	**667**	**24**	**+3,6%**
Rettifiche/riprese di valore nette per deterioramento di:	-56	-44	-12	+27,3%
Crediti	-53	-41	-12	+29,3%
Attività finanziarie disponibili per la vendita	0	-1	1	-100,0%
Altre operazioni finanziarie	-3	-2	-1	+50,0%
Margine d'intermediazione netto	**635**	**623**	**12**	**+1,9%**

Per effetto delle dinamiche precedentemente descritte ed in seguito all'incremento delle rettifiche su crediti riveniente dai maggiori accantonamenti effettuati sulle nuove sofferenze del periodo (il cui flusso annuale è infatti cresciuto del 37,3% rispetto al 2006), il margine d'intermediazione netto presenta una crescita di 12 milioni di euro (+1,9%).

Il risultato operativo netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**635**	**623**	**12**	**+1,9%**
Spese di funzionamento:	-393	-408	15	-3,7%
Spese amministrative	-408	-421	13	-3,1%
- Spese per il personale	-235	-256	21	-8,2%
- Spese correnti	-143	-135	-8	+5,9%
- Imposte indirette e tasse	-30	-30	0	0,0%
Rettifiche di valore nette su attività materiali e immateriali	-25	-26	1	-3,8%
Altri proventi di gestione netti (recuperi spese)	40	39	1	+2,6%
Risultato operativo netto	**242**	**215**	**27**	**+12,6%**

Il risultato operativo netto risulta in crescita del 12,6% rispetto al 31 dicembre 2006. Tale andamento è stato determinato, oltre che dalla crescita del margine d'intermediazione netto, dal decremento (-3,7%) delle spese di funzionamento, a sua volta generato principalmente:

- dalla diminuzione delle spese per il personale (-8,2%), che risente dell'imputazione al conto economico della quota esuberante del TFR, pari a circa 16,4 milioni di euro al lordo delle imposte, a seguito all'applicazione delle modifiche normative apportate dal D.Lgs. n. 252/2005 e dalla L. n. 296/2006, che a partire dal 1° gennaio 2007 hanno disposto il conferimento all'INPS od a fondi di previdenza complementare delle posizioni maturate dai dipendenti; in particolare, l'applicazione delle nuove norme ha comportato l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate sulla base di quanto richiesto dallo IAS 19;
- dalla crescita delle spese correnti (+5,9%), il cui dettaglio è riportato nella tabella che segue.

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	59	61	-2	-3,3%
Gestione immobili ed impianti	18	16	2	+12,5%
Spese generali	36	31	5	+16,1%
Costi professionali	18	14	4	+28,6%
Costi assicurativi	6	6	0	0,0%
Marketing e pubblicità	6	7	-1	-14,3%
Totale spese correnti	**143**	**135**	**8**	**+5,9%**

Nel corso del 2007 le spese correnti hanno registrato le seguenti variazioni:

- Costi delle tecnologie e outsourcing: la diminuzione deriva dai minori costi relativi a elaborazione dati e gestione di procedure EAD (0,7 milioni di euro), spese di manutenzione delle apparecchiature (0,5 milioni di euro) e lavorazioni in outsourcing (0,4 milioni di euro);
- Gestione immobili ed impianti: anche a seguito dell'apertura di nuove filiali o al trasferimento ed alla ristrutturazione di preesistenti dipendenze, sono stati sostenuti maggiori oneri nel periodo sia per fitti passivi (1,3 milioni di euro) che per interventi di manutenzione (0,6 milioni di euro);
- Spese generali: le voci che hanno contribuito principalmente alla crescita dell'aggregato sono state le spese postali (1,2 milioni di euro), le utenze (0,8 milioni di euro), stampati e cancelleria (circa 1 milione di euro) e spese diverse (circa 2 milioni di euro);
- Costi professionali: si registra un incremento dovuto ai maggiori compensi professionali pagati per consulenze societarie.

L'utile dell'operatività corrente al lordo delle imposte

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Risultato operativo netto	**242**	**215**	**27**	**+12,6%**
Accantonamenti netti ai fondi per rischi e oneri	-13	-21	8	-38,1%
Altri costi e ricavi dell'operatività corrente	0	-5	5	-100,0%
Utile dell'operatività corrente al lordo delle imposte	**229**	**189**	**40**	**+21,2%**

La minore incidenza degli accantonamenti ai fondi per rischi ed oneri, che al 31 dicembre 2006 incorporavano anche gli stanziamenti per il rinnovo del CCNL, avvenuto a fine 2007, unitamente a minori altri costi netti dell'operatività corrente rilevati nell'esercizio, hanno determinato una crescita dell'utile dell'operatività corrente pari al 21,2%.

Nella voce "Altri costi e ricavi dell'operatività corrente" sono confluiti, a seguito di approfondimenti della normativa IAS/IFRS, costi in precedenza ricompresi nelle spese per il personale per circa 5,9 milioni di euro (6,2 milioni di euro nel 2006) e ricavi netti in precedenza ricompresi nel margine d'interesse e nel risultato delle attività e passività finanziarie per pari importo dei suddetti costi.

L'utile netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**229**	**189**	**40**	**+21,2%**
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Imposte sul reddito	-79	-56	-23	+41,1%
Utile (perdita) delle attività in via di dismissione	0	6	-6	-100,0%
Utile netto	**150**	**240**	**-90**	**-37,5%**

La presenza, al 31 dicembre 2006, di utili da operazioni non ricorrenti per 101 milioni di euro (98 milioni di euro al netto del relativo carico fiscale), come ricordato precedentemente, ha comportato una diminuzione dell'utile netto di 90 milioni di euro, pari al 37,5%; tuttavia, al netto di tali componenti non ricorrenti, l'utile netto sarebbe incrementato di circa 8 milioni di euro, pari al 5,6%, rispetto al precedente esercizio.
Le maggiori imposte sul reddito dell'esercizio includono l'onere fiscale relativo alle minori imposte differite attive nette, pari a circa 8 milioni di euro, rilevate a seguito della riduzione delle aliquote IRES ed IRAP, introdotte con le modifiche della normativa fiscale menzionate nella "Premessa".

Il ROE e gli altri ratios

Il ROE, calcolato rapportando l'utile netto dell'anno 2007 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2006 – 31 dicembre 2007 ed escludendo l'utile in formazione, risulta pari al 10,6% (19,6% al 31 dicembre 2006, 11,6% al netto delle operazioni non ricorrenti); in proposito si ricorda che nel suddetto periodo il patrimonio medio è aumentato di circa 190 milioni di euro (+15,6%).
Per quanto riguarda l'andamento di alcuni ratios economici al 31 dicembre 2007 si rilevano, rispetto alla fine del precedente esercizio, i seguenti significativi miglioramenti, favoriti anche dal "recupero" del TFR citato nel paragrafo "Il risultato operativo netto":

- il decremento del cost/income, calcolato rapportando le spese di funzionamento al margine d'intermediazione lordo, che passa dal 61,2% al 56,9%;
- la diminuzione dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passata dall'1,62% all'1,36% e dal 2,67% al 2,37%.


Utile netto e ROE
23%
21%
19%
17%
15%
13%
11%
9%
7%
250
230
210
190
170
150
130
110
90
70
50
dic-06
dic-07
Quota utile netto da operazioni non ricorrenti
Utile netto esclusa la quota da operazioni non ricorrenti
ROE
ROE al netto operazioni non ricorrenti


Patrimonio netto e ROE
27%
25%
23%
21%
19%
17%
15%
13%
11%
9%
7%
5%
1.600
1.500
1.400
1.300
1.200
1.100
1.000
900
dic-06
dic-07
Patrimonio netto
ROE
ROE al netto operazioni non ricorrenti


Margine d'intermediazione lordo e cost/income
800
700
600
500
400
70%
65%
60%
55%
dic-06
dic-07
Margine d'intermediazione lordo
Cost / income

Relazione sulla gestione

4. Le grandezze patrimoniali e la struttura

I positivi risultati economici conseguiti dalla Banca nell'esercizio 2007 trovano conferma nell'andamento delle principali componenti patrimoniali e finanziarie di seguito rappresentate.

Le attività gestite per conto della clientela

La raccolta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta diretta	12.708	12.221	487	+4,0%
Raccolta indiretta	17.163	17.319	-156	-0,9%
Raccolta totale	**29.871**	**29.540**	**331**	**+1,1%**

Rispetto al 31 dicembre 2007 la raccolta totale, rappresentata dalle attività finanziarie della clientela, mostra una crescita di circa 331 milioni di euro (+1,1%), sostanzialmente per effetto dell'incremento della raccolta diretta (+4,0%), che ha più che compensato la lieve riduzione (-0,9%) della raccolta indiretta.

La raccolta diretta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato e al fair value	12.652	12.171	481	+4,0%
- Raccolta a vista	*7.251*	*7.162*	*89*	*+1,2%*
- Obbligazioni (comprese subordinate)	*4.289*	*4.010*	*279*	*+7,0%*
- Pronti contro termine	*902*	*736*	*166*	*+22,6%*
- Altre passività al costo ammortizzato	*210*	*263*	*-53*	*-20,2%*
Passività finanziarie di negoziazione	56	50	6	+12,0%
Raccolta diretta	**12.708**	**12.221**	**487**	**+4,0%**

L'aggregato in esame evidenzia una crescita pari al 4,0% rispetto alla fine dell'esercizio precedente principalmente determinata, oltre che dall'aumento della componente obbligazionaria, che ha sostenuto la rilevante crescita registrata nel periodo dai mutui erogati a clientela, anche dalle maggiori operazioni in pronti contro termine in essere al 31 dicembre 2007.

La raccolta indiretta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta amministrata	9.537	9.612	-75	-0,8%
Raccolta gestita	7.626	7.707	-81	-1,1%
Gestioni patrimoniali (GPM - GPS - GPF)	*1.674*	*1.992*	*-318*	*-16,0%*
Fondi	*3.779*	*3.643*	*136*	*+3,7%*
Assicurazioni	*2.125*	*2.039*	*86*	*4,2%*
Fondi di previdenza complementare	*48*	*33*	*15*	*45,5%*
Raccolta indiretta	**17.163**	**17.319**	**-156**	**-0,9%**

Al 31 dicembre 2007 la raccolta indiretta registra una diminuzione dell'0,9%, a causa principalmente delle gestioni patrimoniali, che registrano un decremento del 16,0%, non sufficientemente compensato dalla crescita delle altre componenti del risparmio gestito; da segnalare inoltre che al 31 dicembre 2007 la raccolta realizzata tramite il Fondo Pensione Aperto "CRF Previdenza" ammonta a circa 48 milioni di euro, con un incremento del 45,5% rispetto al precedente esercizio.
La diminuzione della raccolta amministrata ha risentito anche del trasferimento ad altra banca delle azioni Banca CR Firenze di proprietà dell'Ente Cassa di Risparmio di Firenze e della Fondazione Cassa di Risparmio della Spezia, nell'ambito degli accordi stipulati dalle due fondazioni per il trasferimento del controllo della Banca a Intesa Sanpaolo S.p.A.; al netto di tale trasferimento, l'amministrata avrebbe conseguito una crescita pari al 12,0%.

Gli impieghi a clientela

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Conti correnti e finanziamenti	4.967	5.041	-74	-1,5%
Mutui e finanziamenti a m/l termine	5.908	4.979	929	+18,7%
Crediti in sofferenza	236	229	7	+3,1%
Altri impieghi	93	100	-7	-7,0%
Fondi svalutazione crediti deteriorati	-208	-199	-9	+4,5%
Impieghi a clientela	**10.996**	**10.150**	**846**	**+8,3%**

Al 31 dicembre 2007 gli impieghi netti a clientela registrano una crescita dell'8,3% rispetto al 31 dicembre 2006, sostanzialmente riconducibile al comparto mutui e finanziamenti a medio lungo termine (+18,7%).

La qualità del portafoglio crediti

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Sofferenze lorde	236	229	7	+3,1%
Dubbi esiti	-131	-124	-7	+5,6%
Sofferenze nette	**105**	**105**	**0**	**0,0%**
Grado di copertura sofferenze	**55,5%**	**54,1%**		**+1,4%**
Incagli e ristrutturati lordi	149	141	8	+5,7%
Dubbi esiti	-32	-30	-2	+6,7%
Incagli e ristrutturati netti	**117**	**111**	**6**	**+5,4%**
Grado di copertura incagli e ristrutturati	**21,5%**	**21,3%**		**+0,2%**
Scaduti/sconfinati da oltre 180 giorni lordi	36	53	-17	-32,1%
Dubbi esiti	-3	-6	3	-50,0%
Scaduti/sconfinati da oltre 180 giorni netti	**33**	**47**	**-14**	**-29,8%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**8,3%**	**11,3%**		**-3,0%**
Crediti deteriorati lordi	421	423	-2	-0,5%
Dubbi esiti	-166	-160	-6	+3,8%
Crediti deteriorati netti	**255**	**263**	**-8**	**-3,0%**
Grado di copertura crediti deteriorati	**39,4%**	**37,8%**		**+1,6%**

La Banca ha proseguito nella politica di forte presidio della qualità dell'attivo, con criteri di selettività nell'erogazione del credito e tramite politiche di accantonamento cautelative; conseguentemente, pur in presenza di una riduzione dell'ammontare totale dei crediti deteriorati netti, il grado di copertura complessivo di tali crediti segna un sensibile incremento, passando dal 37,8% rilevato al 31 dicembre 2006 al 39,4% di fine esercizio 2007.
L'ammontare degli accantonamenti forfettari posti a rettifica del portafoglio in bonis è risultato pari a 43 milioni di euro, in aumento del 7,5% rispetto al 2006; tale ammontare corrisponde allo 0,4% dei crediti in bonis, stabile rispetto a quanto rilevato nell'esercizio precedente.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.989	1.706	283	+16,6%
- passivo	-2.025	-1.029	-996	+96,8%
Totale interbancario netto	**-36**	**677**	**-713**	**n.s.**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	96	79	17	+21,5%
- disponibili per la vendita	2.173	1.943	230	+11,8%
Totale attività finanziarie in portafoglio negoziabili	**2.269**	**2.022**	**247**	**+12,2%**
Derivati				
- di copertura (valori nozionali)	2.009	1.964	45	+2,3%
- di negoziazione (valori nozionali)	9.485	9.311	174	+1,9%
Totale derivati	**11.494**	**11.275**	**219**	**+1,9%**

La posizione interbancaria netta ha registrato un decremento netto per circa 713 milioni di euro, risultando nel suo complesso debitoria a fine esercizio, seppur in misura marginale (-36 milioni di euro). La variazione è sostanzialmente da porre in relazione a fenomeni ciclici, quali i riversamenti fiscali, nonché ad alcune movimentazioni su singoli depositi di ammontare significativo.
I saldi sopra riportati incorporano al 31 dicembre 2007 crediti verso le banche italiane del Gruppo per 862 milioni di euro (+453 milioni di euro rispetto al 31 dicembre 2006, pari al +112%) e debiti verso le stesse banche per 702 milioni di euro (+426 milioni di euro rispetto al 31 dicembre 2006, pari al +154%). Analogamente, al 31 dicembre 2007 risultano in essere rapporti attivi con Findomestic Banca, società sottoposta a controllo congiunto, per 858 milioni di euro (+18% rispetto al 31 dicembre 2006) e rapporti passivi verso la medesima società per 129 milioni di euro (+128 milioni di euro su base annua).
Le attività finanziarie in portafoglio segnano un incremento di circa il 12,2%; in particolare, i titoli "disponibili per la vendita" sono cresciuti dell'11,8% (pari a 230 milioni di euro) per fare fronte all'operatività in PCT con la clientela a seguito dell'accentramento delle posizioni proprietarie di CR Spezia e CR Pistoia.
Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come "Available for Sale" (AFS).
La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile (oggetto di parziali realizzi, in presenza di interessanti livelli di prezzo) mediante acquisti di CCT, BOT e CTZ, destinati principalmente a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine della clientela nonché interessanti, nell'attuale fase di mercato, dal punto di vista reddituale. E' del tutto marginale la quota di investimenti in obbligazioni strutturate.
La quota investita in titoli emessi dal Tesoro italiano è risultata quindi in aumento, soprattutto per effetto dell'attività di accentramento delle posizioni proprietarie di Cassa di Risparmio della Spezia e di Cassa di Risparmio di Pistoia e Pescia, in relazione al processo di integrazione presso la Capogruppo. La gestione dei portafogli obbligazionari ha in generale privilegiato strumenti con riprezzamento frequente, durata contenuta e buone caratteristiche di liquidità e merito creditizio.
Nell'ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato sono state anche acquisite quote marginali di fondi bilanciati e di fondi *hedge*.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come "Held for Trading" (HFT); sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading; la posizione in titoli azionari risulta peraltro marginale.
Al 31 dicembre 2007 non risultano presenti, nei portafogli di negoziazione del Gruppo, titoli azionari Banca CR Firenze S.p.A.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti anche nell'anno 2007, in particolare per quanto riguarda l'attività della clientela *corporate* (Imprese) interessata a strumenti di protezione dal rischio di tasso e alla riduzione dei costi.
L'operatività in derivati si è anche concretizzata nella stipula di contratti di *swap* a copertura di prestiti obbligazionari emessi e collocati dalle banche del Gruppo.
Al 31 dicembre 2007 il valore nozionale complessivo dei contratti derivati in essere era pari a 11.494 milioni di euro, di cui:

- 2.009 milioni di euro a copertura dei prestiti obbligazionari;
- 9.485 milioni di euro di negoziazione inclusivi delle posizioni verso clientela.

Le interessenze partecipative

Il portafoglio partecipazioni di Banca CR Firenze è rilevato nell'attivo dello stato patrimoniale secondo il disposto degli IAS 27, 28, 31 e 39 ed è pertanto suddiviso in un ammontare esposto nella voce 100 "Partecipazioni", contenente le interessenze strategiche in società controllate e collegate, nonché in un ammontare incluso nella voce 40 "Attività finanziarie disponibili per la vendita", nel quale sono classificate le interessenze partecipative minoritarie non strategiche.
A fine 2007 gli investimenti complessivi in partecipazioni ammontano a 1.230 milioni di euro, con un incremento del 14,0% rispetto al 31 dicembre 2006, dovuto principalmente all'acquisto di un'ulteriore quota della Cassa di Risparmio della Spezia S.p.A. e del controllo di Centro Leasing Banca S.p.A che peraltro in precedenza era classificata, insieme a Centro Factoring S.p.A., tra le partecipazioni in società collegate.

La movimentazione del portafoglio partecipazioni nel corso dell'esercizio è stata la seguente:

(Importi in milioni di euro)	Saldi iniziali	Variazioni dell'esercizio		Valutazione a fine anno	Saldi finali
		Incrementi	Decrementi	Variazioni Riserva AFS	
Partecipazioni di controllo e joint ventures	**836**	**224**	**0**	**0**	**1.060**
Società bancarie	798	208	0	0	1.006
Società finanziarie	0	16	0	0	16
Altre società	38	0	0	0	38
Partecipazioni in società collegate	**68**	**0**	**-68**	**0**	**0**
Società bancarie	52	0	-52	0	0
Società finanziarie	16	0	-16	0	0
Totale Voce 100 dell'attivo	904	224	-68	0	1.060
Partecipazioni minoritarie AFS	**175**	**2**	**-1**	**-6**	**170**
Società bancarie	67	0	0	-7	60
Società finanziarie	15	1	0	0	16
Altre società	93	1	-1	1	94
Totale	1.079	226	-69	-6	1.230

L'incremento complessivo deriva da acquisti il cui dettaglio viene di seguito esposto; in proposito si precisa che l'importo relativo a Centro Leasing Banca S.p.A. e Centro Factoring S.p.A. include il valore esistente al 31 dicembre 2006, classificato fra le partecipazioni in società collegate.

(Importi in milioni di euro)	Totale
Partecipazioni di controllo e joint ventures	**224**
Centro Leasing Banca S.p.A.	161
Cassa di Risparmio della Spezia S.p.A.	46
Centro Factoring S.p.A.	16
Altre	1
Totale Voce 100 dell'attivo	**224**
Partecipazioni minoritarie AFS	**2**
Fidi Toscana S.p.A.	1
Altre	1
Totale	**226**

I decrementi delle partecipazioni in società collegate si riferiscono interamente a Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., per le quali è stato acquisito il controllo nel secondo semestre dell'anno 2007.
Le variazioni in diminuzione delle partecipazioni minoritarie AFS, complessivamente pari a circa 1 milione di euro, hanno riguardato sostanzialmente operazioni straordinarie relative alla interessenza in SIA Società Interbancaria per l'Automazione S.p.A., classificata nel suddetto comparto.
La variazione negativa della Riserva AFS è interamente riconducibile alla Cassa dei Risparmi di Forlì e della Romagna S.p.A., come illustrato nella successiva tabella.
Il contributo reddituale degli investimenti in partecipazioni per l'esercizio 2007, al netto degli incrementi di patrimonio netto, è pari al 7,1% (6,0% considerando anche le variazioni della riserva AFS) dell'investimento annuale medio ed è dettagliato come segue:

(Importi in milioni di euro)	Dividendi	Risultato della negoziazione	Totale conto economico	Effetto delle valutazioni sulla Riserva AFS	Totale comprehensive income
Partecipazioni di controllo e joint ventures	**76**	**2**	**78**	**0**	**78**
Findomestic Banca S.p.A.	29	0	29	0	29
CR Firenze Gestion Internationale S.A.	15	0	15	0	15
Cassa di Risparmio di Pistoia e Pescia S.p.A.	10	0	10	0	10
Cassa di Risparmio della Spezia S.p.A.	8	0	8	0	8
Centrovita Assicurazioni S.p.A.	5	0	5	0	5
Cassa di Risparmio di Civitavecchia S.p.A.	3	0	3	0	3
Cassa di Risparmio di Orvieto S.p.A.	3	0	3	0	3
Centro Leasing Banca S.p.A.	2	0	2	0	2
Centro Factoring S.p.A.	0	0	0	0	0
Infogroup S.p.A.	1	0	1	0	1
Equitalia Cerit S.p.A.	0	2	2	0	2
Totale partecipazioni voce 100	**76**	**2**	**78**	**0**	**78**
Partecipazioni minoritarie AFS	**4**	**0**	**4**	**-6**	**-2**
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	2	0	2	-7	-5
Banca d'Italia	1	0	1	0	1
Immobiliare Novoli S.p.A.	1	0	1	1	2
Totale	**80**	**2**	**82**	**-6**	**76**

Investimento medio 2007	**1.155**
Tasso medio di remunerazione 2007:	
Sull'Utile dell'esercizio	**7,1%**
Sul Comprehensive Income	**6,6%**

Infine, di seguito si fornisce dettagliata informazione riguardo la movimentazione della Riserva AFS relativa alle partecipazioni minoritarie.

(Importi in milioni di euro)	Riserva AFS iniziale	Incrementi per valutazioni	Decrementi per valutazioni	Riserva AFS finale
Partecipazioni minoritarie AFS				
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	-27	0	-7	-34
SI Holding S.p.A.	2	0	0	2
Brain Technology S.p.A.	1	0	0	1
Immobiliare Novoli S.p.A.	10	1	0	11
Engineering S.p.A.	-1	0	0	-1
Totale Riserva AFS al lordo effetto fiscale	**-15**	**1**	**-7**	**-21**
Fiscalità differita inclusa nella riserva AFS	-3	2	2	1
Totale Riserva AFS	**-18**	**3**	**-5**	**-20**

La diminuzione della Riserva AFS registrata con riferimento alla partecipazione in Cassa dei Risparmi di Forlì e della Romagna S.p.A. è stata determinata dalla valutazione al *fair value*, ottenuta a seguito dell'incremento del costo del capitale rispetto all'esercizio precedente.

Le opzioni put

Banche controllate

Cassa di Risparmio di Orvieto S.p.A.

Contestualmente al contratto di acquisto del 45% del capitale di Cassa di Risparmio di Orvieto S.p.A, che ha portato la partecipazione di Banca CR Firenze S.p.A. dal 28,57% al 73,57%, in data 9 marzo 2000 erano stati sottoscritti, tra Fondazione CR Orvieto (cedente) e Banca CR Firenze (acquirente) un patto parasociale ed un contratto di opzione. Quest'ultimo prevedeva la concessione da parte dell'acquirente di un'opzione di vendita su n. 70.905 azioni ordinarie rappresentative del 26,43% del capitale sociale di CR Orvieto S.p.A. esercitabile dalla Fondazione CR Orvieto, in un'unica soluzione, in qualsiasi momento a far tempo dal 23 giugno 2003 e fino al 22 giugno 2006. La Fondazione non ha esercitato l'opzione nel suddetto termine rinunciando pertanto all'esercizio della stessa. In virtù di ciò, l'accordo parasociale che disciplina la governance e contiene impegni di Banca CR Firenze a tutela del mantenimento del legame di CR Orvieto con il territorio è stato prorogato per quattro anni. L'impegno al mantenimento del marchio Cassa di Risparmio di Orvieto e la sua diffusione territoriale è stato assunto almeno fino al 2020.

Cassa di Risparmio di Civitavecchia S.p.A.

La lettera di intenti sottoscritta in data 11 febbraio 1997 tra Fondazione CR Civitavecchia e Banca CR Firenze, le cui previsioni sono state recepite nel contratto di compravendita per il controllo di Cassa di Risparmio di Civitavecchia S.p.A. sottoscritto il 10 marzo 2000 tra le medesime parti, prevedeva la concessione da parte di Banca CR Firenze (acquirente) alla Fondazione CR Civitavecchia (cedente) di un'opzione di vendita su un massimo di n. 113.375 azioni ordinarie CR Civitavecchia, rappresentative del 23% del capitale sociale, in concambio con azioni Banca CR Firenze. Nella lettera d'intenti era previsto che, essendo le azioni di Banca CR Firenze quotate, il concambio sarebbe stato definito nel rispetto delle norme di Legge e regolamentari.
Si ritiene che:
a) per la disdetta degli accordi sopradescritti;
b) per il fatto che la Fondazione, pur avendo esercitato il 28 dicembre 2001 la predetta opzione, non ha dato seguito alla richiesta di esercizio dell'opzione stessa, dopo che le modalità di attuazione dell'operazione erano state contestate dalla Capogruppo, eventuali ipotesi di cessione di azioni CR Civitavecchia a Banca CR Firenze andranno negoziate in un nuovo accordo.

Cassa di Risparmio di Pistoia e Pescia S.p.A.

In data 22 novembre 2004 la Fondazione CR Pistoia e Pescia e Banca CR Firenze S.p.A. hanno sottoscritto un Patto parasociale sostitutivo del contratto preliminare di acquisto di azioni della Cassa di Risparmio di Pistoia e Pescia S.p.A. del 23 aprile 1997; in base a quest'ultimo Banca CR Firenze aveva acquisito un iniziale 51% del capitale sociale ordinario e concesso un'opzione di vendita alla Fondazione, sul residuo 49% del capitale sociale ordinario, che è stata riformulata nel nuovo accordo. La firma del nuovo Patto parasociale ha reso possibile l'acquisto da parte di Banca CR Firenze S.p.A., il 30 maggio 2005, di un ulteriore 9% del capitale sociale ordinario che ha fatto salire la partecipazione al 60% del capitale sociale ordinario. Per il residuo 40% del capitale ordinario in mano alla Fondazione è stata concessa un'opzione di vendita esercitabile a partire dal 1° maggio 2008 (fine del periodo di *lock up*) e fino al 30 settembre 2014, con "finestre temporali" nell'ambito delle quali è limitata e graduata l'entità delle azioni cedibili: ogni anno dal 2008 al 2010 tra il 5% ed il 10% del capitale ordinario, ogni anno dal 2011 al 2014 tra il 5% ed il 20% del capitale ordinario. Il prezzo unitario per ciascuna azione sarà:

- per il primo 10% (corrispondente a n. 18.537.750 azioni) pari a 1,798 euro, corretto solo in funzione della quota parte degli utili netti (a partire dal 2005) portati a riserve;
- per il rimanente 30% (corrispondente a n. 55.613.255 azioni) pari al maggiore tra 1,7407 euro, corretto della quota parte di utili netti portati a riserve (e non utilizzati successivamente a copertura di eventuali perdite) ed il valore di mercato delle azioni, ogni volta individuato in contraddittorio fra loro da due primari Advisor, tenendo conto che trattasi di quote di minoranza; i dividendi spettanti alle azioni ogni volta oggetto dell'opzione di vendita e relativi all'esercizio sociale di CR Pistoia e Pescia S.p.A. chiusosi prima della data di esercizio dell'opzione da parte della Fondazione, spetteranno alla Fondazione stessa; le azioni ogni volta oggetto dell'opzione verranno trasferite a Banca CR Firenze S.p.A. con godimento 1° gennaio dell'anno in cui è stata esercitata l'opzione; gli accordi contemplano che la parte di riserva accantonata che dovesse essere successivamente utilizzata a copertura di perdite non venga ovviamente computata nel prezzo; infine, il pagamento del primo 10% nel caso di esercizio dell'opzione di vendita potrà essere attuato, a scelta di Banca CR Firenze S.p.A., per metà in contanti e per metà tramite obbligazioni subordinate di propria emissione alle condizioni di mercato. Il pagamento del residuo 30% oggetto di opzione avverrebbe ugualmente in contanti o per il 75% in contanti e per il restante 25% in obbligazioni subordinate.

Cassa di Risparmio della Spezia S.p.A.

Gli accordi sottoscritti il 16 luglio 2003, in esecuzione dei quali Banca CR Firenze, in data 16 gennaio 2004, ha acquisito il controllo indiretto del 68,09% del capitale di Cassa di Risparmio della Spezia S.p.A. tramite la partecipazione assunta in Carinord 2 S.p.A., contemplavano la concessione da parte di Banca CR Firenze (acquirente) a Fondazione CR La Spezia (cedente) di un'opzione di vendita su un massimo di n. 46.743.340 azioni ordinarie CR La Spezia, corrispondenti al residuo 31,91% in mano alla Fondazione.
L'opzione era esercitabile dal 1° gennaio 2006 al 31 dicembre 2015, in una o più soluzioni comprese tra il 3% e l'11% del capitale ordinario di CR La Spezia. Avendo la Fondazione manifestato la volontà di esercitare l'opzione, le parti si sono accordate sul prezzo sottoscrivendo in data 2 marzo 2007 un nuovo accordo in base al quale Banca CR Firenze, il 23 maggio 2007, ha acquistato, per un corrispettivo di 47,6 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia S.p.A., rappresentative di circa l'11,9065% del capitale sociale, raggiungendo un'interessenza del 79,99977%.
La banca partecipata ha adottato un nuovo Statuto Sociale che riflette i principali accordi di governance previsti nel nuovo Patto Parasociale entrato in in vigore, in sostituzione di quello vigente, alla data del trasferimento azionario.
La Fondazione CR La Spezia rimarrà proprietaria di circa il 20,00023% del capitale; su tali azioni non ha alcuna opzione put.

Banca C.R. Firenze Romania S.A.

In data 9 marzo 2006 è stata data esecuzione al contratto di compravendita per l'acquisto di n. 2.493.099 azioni Daewoo Bank SA (ridenominata Banca C.R. Firenze Romania S.A.), corrispondenti al 56,229% della banca rumena.
Contestualmente al closing è stato firmato il contratto di opzione riguardante la concessione di opzioni di acquisto e vendita (call e put) esercitabili rispettivamente da Banca CR Firenze e pro-quota dagli azionisti di minoranza detentori del residuo 43,77%.
Le opzioni reciprocamente concesse avranno ad oggetto ulteriori n. 1.186.946 azioni ordinarie nominative di Banca C.R. Firenze Romania S.A., attualmente corrispondenti al 26,77% del capitale sociale, ovvero quel maggiore numero di azioni che consenta a Banca CR Firenze di raggiungere almeno il 75% dell'intero capitale sociale della banca.
Le opzioni potranno essere esercitate da Banca CR Firenze o dai soci venditori a partire dal 1° gennaio 2009 e per un periodo sino al 30 giugno 2009, ad un prezzo per azione che sarà il maggiore tra il fair value determinato da un advisor indipendente, il valore di quotazione nel caso in cui la banca rumena fosse stata ammessa alla quotazione in un mercato regolamentato ed un prezzo pari a 2,975 volte il patrimonio netto contabile risultante dall'ultimo bilancio approvato.
Se la determinazione dell'advisor non fosse ritenuta soddisfacente dai soci venditori, questi potranno decidere di rinviare l'esercizio delle opzioni di 12 mesi, nel qual caso il prezzo floor corrisponderà ad un multiplo del patrimonio netto contabile di Banca C.R. Firenze Romania S.A. di 2,905.

Altre società partecipate (le cui azioni sono iscritte nel portafoglio AFS)

Il contratto di acquisto delle azioni della Cassa dei Risparmi di Forlì e della Romagna S.p.A. perfezionato in data 29 novembre 2000 tra la Fondazione CR Forlì (cedente) e Banca CR Firenze e Sanpaolo IMI (acquirenti) contemplava la concessione, da parte degli acquirenti alla Fondazione, di un'opzione di vendita su un massimo di n. 49.063.405 azioni ordinarie rappresentative del 51,35% del capitale di CR Forlì, al prezzo unitario di 8,11 euro per azione per le prime due tranches (in totale n. 21.945.289 azioni) e ad un prezzo determinato con riferimento al *fair market value* per le ultime tranches (in totale n. 27.118.116 azioni). Negli accordi era previsto che l'impegno di Banca CR Firenze fosse limitato ad un quarto del numero delle azioni relative all'opzione concessa alla Fondazione, i rimanenti tre quarti costituendo l'impegno di Sanpaolo IMI. La finestra temporale per l'esercizio dell'opzione si è aperta il 12 giugno 2002.
A seguito dell'esercizio, in data 12 maggio 2003 e 29 dicembre 2005, delle prime due tranches dell'opzione di vendita corrispondenti complessivamente per Banca CR Firenze a n. 5.486.322 azioni (pari al 5,74%), l'interessenza detenuta dalla Banca era salita al 12,75%. Tale percentuale è scesa all'8,278% al 30 settembre 2007 per effetto degli aumenti di capitale a servizio di due scissioni parziali di Carisbo S.p.A. e di Banca dell'Adriatico S.p.A., che hanno apportato alla Cassa dei Risparmi di Forlì e della Romagna S.p.A. complessivamente 29 filiali.
Rimane in essere in favore della Fondazione l'opzione di vendita sulle ultime tranches, esercitabile fino al 15 giugno 2008, con l'impegno di Banca CR Firenze all'eventuale acquisto di n. 6.779.529 azioni al fair market value con un prezzo minimo di 3,8649 euro per azione.
I soci della società CR Firenze Mutui S.r.l., partecipata da Banca CR Firenze al 10%, ovvero Finanziaria Internazionale Holding S.p.A. e Finanziaria Securitisation Group, hanno concesso, in un patto parasociale stipulato tra le parti, un'opzione a Banca CR Firenze ad acquistare da loro, rispettivamente, il 10% e l'80% della società ad un prezzo pari al valore nominale della quota. Specularmente Banca CR Firenze ha concesso ai suddetti soci un'opzione alla vendita delle loro quote, sempre al valore nominale.

Altri impegni vincolanti di acquisto/vendita subordinati al verificarsi di determinati eventi

- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni, prevedeva che qualora tra il Gruppo Banca CR Firenze e i soci di Centrovita Assicurazioni e cioè Cardif S.A. e Cardif S.p.A. sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, Cardif S.A. e Cardif S.p.A. avranno facoltà di vendere a Banca CR Firenze che avrà l'obbligo di acquistare l'intera partecipazione, complessivamente pari al 49%, detenuta in Centrovita dalle medesime Cardif S.A. e Cardif S.p.A. e nel frattempo trasferita a Cardif Assicurazioni S.p.A.
  Analogamente, in caso si presenti una situazione di stallo in due successivi Consigli di Amministrazione della società su determinate materie (elencate nel Protocollo di accordo stipulato da Casse Toscane S.p.A., Compagnie Bancaire e Cardif in data 9 novembre 1993), Banca CR Firenze avrà facoltà di acquistare dai soci francesi, che avranno l'obbligo di vendere, le partecipazioni da essi detenute nella società.
  In entrambi i casi la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti, sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
- La Convenzione di consolidamento firmata in data 15 novembre 1999 da Banca CR Firenze, BNP Paribas, Cetelem, UFB Locabail, Arval Service Lease S.A., Cardif S.A. e Cardif S.p.A. per la gestione delle partecipazioni comuni prevedeva che qualora tra il Gruppo Banca CR Firenze e i soci francesi di Findomestic Banca S.p.A. (attualmente la sola Cetelem) sorgessero divergenze insormontabili in merito a: a) composizione del management della società (nomina del Consiglio di Amministrazione, del Presidente del CdA, dell'Amministratore Delegato e del Direttore Generale) b) pianificazione pluriennale, c) business plan e successive revisioni, d) politica di bilancio, l'azionista francese avrà facoltà di acquistare da Banca CR Firenze che avrà l'obbligo di vendere, un numero di azioni sufficienti a far raggiungere a detto socio il 51% del capitale di Findomestic Banca S.p.A.
  Nel caso sorgessero tali divergenze o comunque nel caso in cui i soci francesi esercitassero la predetta opzione per raggiungere il 51% di Findomestic Banca S.p.A., Banca CR Firenze avrà facoltà di vendere al socio francese la sua intera partecipazione in Findomestic Banca S.p.A., previa offerta in prelazione della stessa all'Ente Cassa di Risparmio di Firenze.
  In ogni caso, la determinazione del prezzo di esercizio dell'opzione, in mancanza di accordo tra le parti sarà rimessa ad un collegio di due arbitri scelti uno ciascuno dalle parti tra le prime 10 Investment Banks (risultanti dall'elenco annualmente pubblicato da "Acquisition Monthly").
  In data 14 marzo 2007 è scaduto l'anno di proroga della suddetta Convenzione di Consolidamento sottoscritta il 15 novembre 1999 con BNP Paribas, che investiva le società ancora gestite in partnership dai due Gruppi ovvero Centrovita Assicurazioni S.p.A., Findomestic Banca S.p.A. e Centro Leasing Banca S.p.A; relativamente a quest'ultima, in data 12 luglio 2007 Banca CR Firenze ha acquisito ulteriori 13.618.175 azioni ordinarie Centro Leasing Banca S.p.A corrispondenti al 43,54% del capitale da BNP Paribas Lease Group che è uscita dall'azionariato.
  Con riferimento a Centrovita Assicurazioni, in data 12 aprile 2007 è stata concordata una proroga della scadenza della Convenzione al 15 luglio 2007; successivamente tale scadenza è stata prorogata al 31 dicembre 2007 e quindi al 30 settembre 2008.
  Le trattative intercorse tra Banca CR Firenze e BNP Paribas su Findomestic Banca non hanno consentito di individuare una soluzione di comune soddisfazione per cui BNP Paribas, sulla base di un'interpretazione delle previsioni della Convenzione che Banca CR Firenze ritiene infondata, ha dichiarato di esercitare un'opzione call sull'1% del capitale di Findomestic Banca S.p.A.

Banca CR Firenze ritiene che non sussistano i presupposti legali e contrattuali per il valido esercizio di tale opzione e su tali presupposti ha nominato il proprio arbitro per l'accertamento arbitrale; nel frattempo è stata esercitata l'opzione di vendita per l'intero 50% del capitale posseduto dal Gruppo Banca CR Firenze, sul quale l'Ente Cassa di Risparmio di Firenze, come previsto nella Convenzione, ha esercitato la prelazione.
Anche Cetelem S.A. ha provveduto alla nomina di un arbitro; il terzo componente del Collegio arbitrale, con funzioni di Presidente, è stato nominato di comune accordo dai due arbitri di parte.
L'esercizio dell'opzione di vendita verrà meno e sarà privo di effetto alcuno ove, per qualsivoglia motivo o ragione, l'opzione call esercitata da Cetelem S.A. venga ritenuta nulla e/o inefficace e/o annullata.

- Soprarno S.G.R. è una società di gestione del risparmio partecipata al 47,5% da Banca CR Firenze S.p.A. e al 47,5% da Banca Ifigest S.p.A., operativa dal luglio 2007.
  Il patto parasociale firmato il 19 maggio 2006 tra Banca CR Firenze e Banca Ifigest prevede che in caso di cambiamento di controllo di una delle due banche (secondo quanto previsto dall'art. 2359 C.C. e dall'art. 23 del Testo Unico Bancario) l'altra parte avrà diritto, a sua scelta, di esercitare un'opzione put sull'intera quota detenuta o call sull'intera quota azionaria dell'altro socio. Nel caso di esercizio dell'opzione call la parte obbligata a cedere potrà optare per cedere solo la quota di capitale che consenta all'altra parte di avere il controllo incontrastato di Soprarno S.G.R.. Il prezzo di esercizio delle opzioni verrà definito da un advisor scelto di comune accordo o, in mancanza di accordo, tratto a sorte da un notaio tra due advisor di primario standing indicato uno ciascuno dalle parti, a costi condivisi.
  Nel caso di esercizio delle suddette opzioni gli altri soci presenti nell'azionariato con il 2,5% ciascuno avranno un diritto di seguito al medesimo prezzo di esercizio delle opzioni.

Accordi che prevedono meccanismi di way out per la dismissione di partecipazioni

- Il patto parasociale stipulato in data 7 luglio 2000, successivamente modificato e valido fino al 7 luglio 2009, tra i soci di Brain Technology S.p.A., di cui Banca CR Firenze detiene il 10%, prevede che qualora la società non venga quotata entro il 30 giugno 2008 Banca CR Firenze abbia la facoltà di individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione i soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad una banca d'affari, scelta dai soci in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente, fatto salvo il diritto di prelazione in favore dei soci. Nel caso in cui le offerte di acquisto dovessero risultare inferiori del 40% alla valutazione del 100% espressa dal perito indipendente, non si procederà alla vendita del 100% della società salvo diversa concorde volontà di Banca CR Firenze e di un numero di altri soci di Brain Technology che rappresentino almeno il 50% più un'azione del capitale.
- Il patto parasociale stipulato in data 7 luglio 2000, successivamente modificato e valido fino al 7 luglio 2008, tra i soci di Welcome Italia S.p.A., di cui Banca CR Firenze detiene il 5%, prevede che poiché la società non è stata quotata entro il 30 giugno 2007, la Banca potrà individuare una rosa di 4 nomi di primarie società di consulenza tra le quali verrà scelta quella che valuterà la società. Ad esito della valutazione gli altri soci potranno, entro un periodo di sei mesi, esercitare la prelazione per acquisire e far acquisire la partecipazione al prezzo stabilito dal perito. Decorso il termine Banca CR Firenze potrà ottenere dai soci che venga dato un mandato congiunto ad una banca d'affari, scelta in una rosa di 4 indicate da Banca CR Firenze, per vendere l'intero pacchetto azionario al miglior offerente, fatto salvo il diritto di prelazione in favore dei soci.

Il patrimonio immobiliare

(Importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Immobili utilizzati per l'attività bancaria	172	179	-7	-4,0%
Altri immobili	51	51	0	0,0%
Totale immobili iscritti fra le attività materiali	**223**	**230**	**-7**	**-3,1%**
Immobili classificati tra le "Attività non correnti e gruppi di attività in via di dismissione"	0	4	-4	-100,0%
Totale immobili iscritti in bilancio	**223**	**234**	**-11**	**-4,7%**

Nel 2007 si è assistito a un decremento pari a 11 milioni di euro del valore complessivo del patrimonio immobiliare della Banca per effetto delle dismissioni del periodo, per un valore complessivo di bilancio di circa 4,5 milioni di euro e plusvalenze conseguite per circa 0,3 milioni di euro, nonché di ammortamenti pari a circa 7 milioni di euro.
Le principali operazioni di vendita effettuate nell'esercizio sono state relative a (i dati riportati sono riferiti ai prezzi di cessione):

- otto immobili sede di filiali nell'ambito della cessione del ramo d'azienda alla controllata Cassa di Risparmio della Spezia S.p.A., per complessivi 4 milioni di euro (al 31 dicembre 2006 tali immobili erano classificati nella voce "Attività non correnti e gruppi di attività in via di dismissione" dello stato patrimoniale);
- un immobile in Firenze, via Masaccio, per un importo di 0,8 milioni di euro;
- altre unità immobiliari per un totale di 0,3 milioni di euro.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	931	929	2	+0,2%
Riserve da valutazione (adeguamento al fair value)	-28	-12	-16	+133,3%
Altre riserve	485	310	175	+56,5%
Utile netto	150	240	-90	-37,5%
Patrimonio netto	**1.538**	**1.467**	**71**	**+4,8%**

Rispetto al 31 dicembre 2007 il patrimonio netto dela Banca aumenta di circa 71 milioni di euro (+4,8%), sostanzialmente per effetto dell'accantonamento a riserva di una rilevante quota del significativo utile dell'esercizio 2006, che incorporava le già menzionate componenti non ricorrenti connesse alla cessione delle interessenze partecipative detenute in Sanpaolo IMI S.p.A. e Fondiaria-SAI S.p.A.
La variazione registrata dalle riserve da valutazione (-16 milioni di euro) ha sostanzialmente interessato la valutazione dei titoli Available for sale, nelle componenti dei titoli di debito (-9 milioni di euro), degli OICR (-3 milioni di euro) e delle partecipazioni (-4 milioni di euro).

Il patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Patrimonio di base al netto degli elementi da dedurre (tier 1)	1.311	1.200	111	+9,3%
Patrimonio supplementare al netto degli elementi da dedurre (tier 2)	684	726	-42	-5,8%
Elementi da dedurre dal patrimonio di base e supplementare	-33	-33	0	0,0%
Patrimonio di vigilanza	**1.962**	**1.893**	**69**	**+3,6%**
Rischi di credito	995	848	147	+17,3%
Rischi di mercato	46	35	11	+31,4%
Altri requisiti prudenziali	8	9	-1	-11,1%
Totale requisiti prudenziali	**1.049**	**892**	**157**	**+17,6%**
Attività di rischio ponderate	14.232	12.762	1.470	+11,5%
Patrimonio di base/Attività di rischio ponderate (tier 1 capital ratio)	9,21%	9,40%		-0,19%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	14,11%	15,11%		-1,00%
Coefficiente di solvibilità	14,59%	15,63%		-1,04%

Per quanto riguarda il patrimonio di base, si registra un incremento principalmente legato all'imputazione a riserve di una parte del rilevante utile netto dell'esercizio 2007, ed alla plusvalenza netta realizzata in seguito alla cessione di 10 filiali a CR Spezia.
La diminuzione del patrimonio supplementare incorpora il decremento delle passività subordinate, in relazione alla minore computabilità, ai fini di Vigilanza, di alcune emissioni obbligazionarie effettuate in esercizi precedenti.

Le dinamiche sopra evidenziate, unitamente alla sostenuta crescita (+11,5%) delle attività di rischio ponderate, hanno determinato una contrazione dei principali ratios patrimoniali, nell'ordine di circa un punto percentuale.

I flussi finanziari

I flussi finanziari della Banca, legati all'andamento delle grandezze commentate in precedenza, sono sintetizzati nella tabella sottostante.

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006
Gestione	341	389
- *utile del periodo*	*150*	*240*
- *altre variazioni*	*191*	*149*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-80	-362
Liquidità netta generata/(assorbita) dall'attività operativa	**261**	**27**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-150**	**-52**
Liquidità netta generata/(assorbita) dall'attività di provvista	**-84**	**86**
FLUSSO MONETARIO DEL PERIODO	**27**	**61**

L'attività di organizzazione

Interventi normativi

Nel corso del 2007 sono stati disposti i seguenti interventi:

- è stata portata a termine la revisione del Modello di organizzazione e gestione 231 di Banca CR Firenze, formalizzato con la relativa normativa interna;
- è stato avviato il progetto di governo e controllo dell'informativa contabile societaria;
- è stato modificato il "Regolamento per l'assunzione e la gestione del rischio di credito" secondo i modelli di valutazione del rischio dettati dai criteri di Basilea;
- è stato introdotto l'*Early Warning*, una modalità di individuazione tempestiva delle posizioni che sulla base dell'andamento gestionale, e in considerazione della perdita attesa, presentano situazioni di difficoltà che devono essere approfondite;
- nella Capogruppo è stata introdotta una "Funzione di Controllo dei modelli di rischio di credito", finalizzata a verificare l'efficacia dei modelli interni per tutte le Banche del Gruppo che è stata identificata nel Servizio Risk Management della Capogruppo; a seguito dell'adeguamento ai principi di Basilea II e alle "Nuove Disposizioni di Vigilanza Prudenziale" emanate da Banca d'Italia è stata infine introdotta la funzione di "convalida", attività attribuita per l'intero Gruppo al Coordinamento Pianificazione e Risk Management della Capogruppo;

Processo di Integrazione di Gruppo

A completamento del processo di integrazione avviato nel 2006, dal 1° giugno 2007 Banca CR Firenze ha preso in carico le attività precedentemente svolte da CR Spezia nonché le funzioni di organizzazione, logistica, amministrazione del personale e legale.
Il 7 maggio il CdA di CR Pistoia e Pescia ha approvato le linee guida del Progetto Integrazione e Governo di Gruppo, e l'avvio della fase di analisi; alla quale sono seguite le proposte di intervento sulla struttura organizzativa della Banca, conseguenti alle fasi di assessment organizzativo e sulle risorse umane svoltosi tra giugno e settembre.
Il 17 dicembre ha avuto inizio la ristrutturazione organizzativa della Direzione Centrale, e l'accentramento presso la Capogruppo delle attività di Ragioneria Generale, Amministrazione del Personale, Logistica, Tecnico, Servizi di Supporto, Legale e Contenzioso, Finanza e Cassa Centrale.

Processi operativi e di controllo

In relazione al Decreto Bersani, è stato rivisto il processo di gestione del compenso per l'estinzione anticipata ed è stata introdotta la "portabilità" dei mutui ipotecari casa; è stata infine disciplinata la gestione dei rimborsi per compensi su estinzioni anticipate, percepiti successivamente alla decorrenza del decreto.
In base alle disposizioni di Basilea II è stato attivato il nuovo processo per la gestione della clientela condivisa delle Banche del Gruppo, e sono stati disciplinati i processi del credito relativi alle valutazioni analitiche, collettive e di rischio paese e alla determinazione del tasso di perdita; sono stati introdotti due nuovi applicativi per determinare il calcolo del pricing del credito, differenziato in funzione dei livelli di rischio, e per consentire la visualizzazione rating assegnato alle aziende.
Con riferimento ai processi relativi ad incassi e pagamenti, è stata avviata la produzione delle nuove carte a Microcircuito, che andranno progressivamente a sostituire le carte multifunzione (Bancomat, Pagobancomat e VisaElectron), in ottemperanza a quanto disposto dagli organismi Europei per l'Area Unica dei Pagamenti (SEPA).

Sono state adeguate le procedure in relazione agli obblighi sull'identificazione dell'ordinante sui bonifici in partenza introdotti dal Regolamento CEE n° 1781, ed è stata adottata una procedura specifica per la gestione amministrativa delle richieste di completamento dei dati da e verso le altre Banche Corrispondenti, sia italiane che estere.

Patti Chiari

Con riferimento alla X iniziativa "Cambio Conto" di Pattichiari è stato attivato il trasferimento automatico di tutti gli addebiti preautorizzati gestiti tramite RID che risultano attivi sul conto corrente indicato dal cliente; infine, a seguito della revisione periodica prevista da parte della società DNV, è stata ottenuta la conformità per il protocollo "Tempi medi di risposta sul credito".

Architetture tecnologiche e Sistema Informativo

Nel mese di maggio si è conclusa la migrazione del servizio monetica dal sito Infogroup di Firenze al sito IBM di Milano. La nuova architettura consente la gestione integrata di tutti i sistemi del Gruppo da parte di IBM, la possibilità di utilizzare al meglio le nuove tecnologie offerte dalla piattaforma Z/OS, la dismissione degli elaboratori DOS/VSE di Infogroup ed il risparmio dei costi di licenza di manutenzione hardware e software. Dal 1° luglio il Servizio Schedulazione è stato esternalizzato ad IBM.
E' stato completato a marzo il disegno delle road map del settore TLC del Gruppo, attraverso uno studio che ha individuato le linee evolutive del modello di sourcing e di governo dei costi per trasmissione dati, fonia e servizi di sicurezza. A fronte dei risultati di progetto, è stata avviata una trattativa con un importante società del settore al fine di rispondere alle esigenze evolutive individuate e di ottenere un riallineamento dei costi TLC ai benchmark di mercato. Tale iniziativa si è tradotta in un nuovo accordo per la fornitura di servizi di outsourcing TLC, con scadenza giugno 2010, che prevede un potenziamento, in termini di capacità trasmissiva e di affidabilità, delle rete di trasmissione dati, un adeguamento tecnologico delle componenti di rete presenti nelle filiali, la realizzazione della infrastruttura TLC della Nuova Sede di Novoli, la migrazione degli obsoleti sistemi di telefonia tradizionale verso la tecnologia VOIP, la fornitura di un servizio di Security Operation Centre per la gestione e il monitoraggio della sicurezza di rete.

Continuità Operativa

In coerenza con quanto stabilito dalla normativa Banca d'Italia, sono stati eseguiti i test di verifica e sono state completate le attività relative agli interventi per garantire la continuità operativa dei servizi contrattualizzati con fornitori esterni; il Piano di continuità operativa è stato aggiornato e sono stati rivisti i dati di analisi; nel corso del periodo, l'ambito di analisi di Business Impact è stato esteso, con diversi livelli di approfondimento, a Banca CR Firenze Romania, a Gefil, Centro Leasing Banca, Centro Leasing Rete, Centro Factoring; sono stati eseguiti i test dei sistemi dipartimentali relativi all'area Monetica e Finanza e i test di Disaster Recovery dei sistemi centrali; è stato definito il processo di comunicazione interna di un eventuale stato di crisi; sono state definite e testate le modalità di contingency dei bonifici Italia ed estero e di Tesoreria con una controparte bancaria italiana.

Servizi operativi

Dal mese di marzo è iniziata l'attività di analisi della nuova procedura "GEVA – Gestione Valori" che modificherà i processi di richiesta sovvenzione e rimessa banconote / moneta euro e valuta estera, le modalità di contabilizzazione degli ATM sia per le Filiali che per la Cassa Centrale, e automatizzerà le modalità di contabilizzazione delle rendicontazioni dei singoli Service. Nel mese di novembre, dopo una fase di test, è partito in operativo un primo Service che copre le Filiali del grossetano.
Sono stati condotti i primi interventi tesi al miglioramento di alcune fasi dei processi relativi al comparto portafoglio commerciale, in particolare la riduzione degli errori di conto corrente sul pagamento avvisi scadenza e sul data entry del portafoglio elettronico; sono stati avviati i test sulla nuova procedura Mosaico per la gestione delle sovvenzioni e rimesse di banconote e monete; è stato definito un nuovo iter di consegna giornaliera di PIN e carte a tutte le Filiali del Gruppo; è stata presa in carico per tutte le Banche del Gruppo l'operatività inerente la nuova procedura per la gestione dell'anagrafe titoli e la nuova disciplina fiscale sulle successioni; è stata attivata la lavorazione accentrata per l'emissione e l'invio postale degli assegni circolari per pagamenti disposti da Enti, con l'eliminazione di tutte le incombenze precedentemente a carico delle Filiali; a seguito dell'obbligatorietà dell'utilizzo dei canali telematici per i possessori di partita IVA relativamente alle deleghe F24, è stato attuato il passaggio della postalizzazione delle deleghe F24 da canali telematici a Postel, con riduzione dei costi di lavorazione e delle spese postali.
E' stata ottenuta la certificazione ISO 9001 della gestione e controllo sulle attività di Gruppo esternalizzate del portafoglio Italia e prodotti telematici.

Assetti organizzativi

Al fine di ottenere ulteriori risultati in termini di efficientamento degli assetti organizzativi, sono stati attuati i seguenti interventi: la costituzione all'interno del Servizio Immobili del Coordinamento Logistica dell'Area Urbanistica e Catastale; l'istituzione all'interno del Coordinamento Mercato Retail dell'Area Controllo e Monitoraggio Convenzioni Mutui di Gruppo; la costituzione all'interno della Direzione Auditing e Controlli di Gruppo, del Servizio Valutazione e Sviluppo Sistemi di Controllo; la revisione della struttura organizzativa del Coordinamento Servizi Operativi, con l'articolazione delle attività per poli territoriali (Firenze, Pistoia, La Spezia) e la costituzione dei nuovi Servizi Estero e Gestione Flussi Documentali; la costituzione della nuova Area Perugia, con una revisione della composizione di tutte le altre, aggregando le filiali in base alle caratteristiche economico – sociali dei territori di riferimento; la revisione delle funzioni di "pianificazione e controllo" con la costituzione del Coordinamento Pianificazione e Risk Management e dell'Area Validazione Sistemi di Rating in staff al Coordinamento, la creazione del Servizio Contabilità e Controllo di Gestione e nell'ambito del Servizio Bilancio, la creazione dell'Area Bilancio Consolidato e dell'Area Bilanci Individuali; la creazione dell'Area Metodologie BPM (Business Process Management) all'interno del Servizio Gestione Domanda del Coordinamento Organizzazione e Sistemi.

Privacy

Nel 2007 Banca CR Firenze ha ottemperato agli obblighi in materia di privacy (decreto legislativo 196/03) con le seguenti attività:

- il Consiglio di Amministrazione ha approvato nei termini prescritti, l'aggiornamento 2007 del Documento programmatico della Sicurezza;
- il Presidente ha aggiornato la notifica al Garante in conseguenza dell'accordo con cui Banca CR Firenze è diventata contitolare dei dati di CR La Spezia e di CR Pistoia e Pescia;
- È stata infine verificata ed eventualmente aggiornata la documentazione obbligatoria (informative, elenco dei responsabili e relative lettere di nomina, istruzioni agli incaricati, elenco dei soggetto cui vengono comunicati dati personali).

L'attività commerciale

Le linee di politica commerciale

Le attività commerciali realizzate nell'esercizio 2007, coerentemente con le linee guida definite nel Piano Triennale 2006-2008, si sono focalizzate sull'ampliamento della base di clientela, sullo sviluppo delle quote di mercato e delle seguenti aree di offerta: finanziamenti a privati, polizze assicurative, fondi pensione e servizi multicanale.
Per quanto riguarda questi ultimi, al 31 dicembre 2007 il servizio Liberamente, destinato ai clienti privati, registra circa 80.000 contratti sottoscritti, l'11% in più rispetto a fine 2006; i clienti attivi sono circa 63.000, con un incremento pari al 46% rispetto all'anno precedente. I clienti hanno effettuato circa 460.000 operazioni dispositive e 8.900.000 operazioni informative, con un incremento del 82% e del 39% rispetto al 31 dicembre 2006.
A tale significativo incremento dell'operatività dispositiva ha concorso l'ampliamento dei servizi di pagamento avvenuto nel corso del 2007 con l'attivazione dei bollettini postali premarcati, dei MAV, della ricarica delle Carte Mediaset Premium. Un ulteriore servizio rilasciato nel 2007 è stato il calcolo on-line del preventivo dettagliato e personalizzato del mutuo e della sua concreta fattibilità.
Un'altra importante iniziativa promozionale, volta ad incrementare la diffusione e l'utilizzo dei servizi Liberamente, è stato il progetto "Oasi Relax" che ha previsto l'installazione presso 19 Filiali della Banca di stazioni interattive collegate al sito "Liberamente.net", per consentire alla Clientela di sperimentare, con il supporto del personale di Filiale, il canale Internet e di apprezzarne i vantaggi in termini di semplicità e rapidità di utilizzo.
I servizi di Home Banking rivolti alle imprese hanno registrato nel 2007 una forte crescita delle installazioni. I contratti sottoscritti sono passati da 19.250 a dicembre 2006 a circa 25.500 a dicembre 2007 (+32%). Il risultato è dovuto prevalentemente all'ottimo andamento di B@B Light, il nuovo servizio di home banking via Internet monoazienda e monobanca per le piccole imprese.
I clienti attivi raggiungono quindi circa 18.600 unità con un incremento del 17% rispetto al dicembre 2006.
Nel corso del 2007, le operazioni dispositive totali effettuate via Home Banking sono state circa 9.500.000, con un incremento del 22% rispetto all'esercizio 2006.
Per quanto riguarda nuovi servizi destinati alle imprese, nel corso del 2007 sono stati attivati:

- il servizio di gestione documentale delle fatture, che consente alle imprese di gestire per via elettronica l'intero processo di fatturazione;
- la funzionalità "Estratto Conto e Contabili" per consultare/scaricare on line i documenti che la Banca rende disponibili sul canale virtuale;
- il servizio di allineamento elettronico degli archivi IBAN, per facilitare le imprese nella conversione degli archivi al codice IBAN, obbligatorio dal 1° gennaio 2008;
- l'introduzione della quietanza elettronica, in sostituzione della cartacea, per i pagamenti on line delle Deleghe F24.

Relativamente ai POS, quelli installati presso i clienti di Banca CR Firenze sono oltre 13.000 per un totale di importi transati superiori a 1.130 milioni di euro (+17%).
Nel corso del 2007 è stata perfezionata l'acquisizione della Rete di Promotori Cortal Consors S.A., a seguito della quale la Rete Promotori Finanziari di Banca CR Firenze si posiziona sull'intero territorio nazionale con 67 punti di vendita, 294 Promotori ed una raccolta superiore ad 1 miliardo di euro.

Lo sviluppo dell'attività

Mercato retail

Le attività rivolte alla clientela privata si sono focalizzate sul miglioramento della capacità di acquisizione di nuovi clienti, sulla riduzione del tasso di perdita della clientela, sul sostegno alla crescita di alcune importanti linee di business, quali le polizze assicurative, i fondi pensione ed i finanziamenti a privati.
E' stata lanciata una nuova offerta per il prodotto di c/c "ScontoCorrente" che ha incontrato il favore della clientela attestandosi a circa 14.000 unità (+10.000 rispetto a dicembre 2006).
Sono state perfezionate 129 convenzioni e riattivate altre 49 con le principali Aziende, Associazioni ed Enti Locali del territorio di riferimento che anno portato all'accensione di oltre 6.200 nuovi conti correnti.
E' stata avviata l'iniziativa "Nursery nuovi correntisti" che si pone come obiettivo il contenimento del tasso di perdita nel segmento nuovi clienti e la verifica del grado di soddisfazione del rapporto cliente/banca.

Allo scopo di prevenire il fenomeno della "perdita clienti", è stato messo a punto il nuovo Score di Attrition Privati che si avvale di una migliore predittività rispetto al precedente e permette di intervenire in presenza di una graduale riduzione/erosione del rapporto con risultati molto positivi.
Ad aprile ha avuto avvio l'iniziativa "Viaggi di Valore" a supporto delle azioni di acquisizione clienti, di retention e di sviluppo del cross-selling che prevede l'assegnazione di un "premio fedeltà", ai clienti con elevata anzianità di rapporto e alto indice di cross-selling, e di un premio di ingresso ai nuovi clienti.
Nel corso del terzo trimestre 2007, per presidiare la fascia di Clientela che presenta una bassa attitudine a recarsi in Filiale, è stato attivato, con risultati molto positivi, il canale "per corrispondenza".
Le iniziative di direct marketing per "Prestissimo" (prodotto gestito da Findomestic Banca S.p.A.) sono avvenute all'inizio di marzo finalizzate ad accorpare in un'unica rata i finanziamenti in essere, ed a giugno, come proposta di finanziamento per acquisto nuova auto (prestissimo rid-auto) con tassi e condizioni particolarmente attrattivi. E' stata inoltre avviata la commercializzazione del prodotto "Cessione del V dello stipendio".
Nel mese di dicembre è stato lanciato un nuovo "package" indirizzato ai giovani dai 14 a 17 anni compresi, costituito da

- "Zapping Junior", nuovo deposito a risparmio;
- "Liberamente Junior", il nuovo servizio sui canali Internet, telefono e GSM, appositamente realizzato per Zapping Junior;
- "Prepagata Zapping", la carta senza costi di emissione, utilizzabile sul circuito Visaelectron.

In riferimento ai prodotti di investimento, sono state effettuate sul mercato domestico 17 emissioni obbligazionarie per complessivi 598 milioni di euro di collocato, con un notevole incremento rispetto all'anno precedente (+25%).
Nel comparto assicurativo, la raccolta premi lorda di Banca CR Firenze ha raggiunto circa 563 milioni di euro (+20% rispetto al 2006), concentrata prevalentemente sui prodotti di RAMO III ad elevato contenuto assicurativo.
A partire dal mese di ottobre è stata rivista la gamma dei Fondi Giotto, per semplificarne, razionalizzarne e migliorarne la gestione. Sono state ridotte le spese fisse di sottoscrizione e di conversione; inoltre su tre comparti (due obbligazionari ed uno flessibile) è stata attribuita delega di gestione a primarie case di investimento internazionali.
A fine 2007, il patrimonio gestito da CR Firenze Gestion Interntionale S.A. ammonta a 6.300 milioni di euro.
Costante per tutto il 2007 il buon andamento delle polizze a copertura dei rischi sulla "persona" (responsabilità civile, salute, temporanea caso morte, infortuni) e le polizze danni collegate ai mutui (+15% rispetto al dicembre 2006).
Tra gli altri prodotti che hanno riscosso un notevole successo commerciale si segnalano:

- i prestiti personali "Prestissimo": in questo comparto sono stati erogati prestiti per 65 milioni di euro, con un aumento del 55% rispetto allo stesso periodo dell'anno precedente;
- le operazioni di mutuo casa: sono stati erogati mutui per 656 milioni, con un aumento del 41% rispetto allo stesso periodo dell'anno precedente. Un contributo significativo a questo risultato è stato fornito dall'attività delle Filiali "Spazio Mutui" di Roma e Firenze;
- i Fondi Pensione CRF Previdenza: 22.600 adesioni (+41% rispetto al 31 dicembre 2006), di cui circa 1.700 aderenti collettivi; il patrimonio gestito è pari a 48 milioni di euro (+46% rispetto a dicembre 2006).

Per quanto riguarda il mercato delle Piccole Imprese, nel corso dell'anno 2007, l'attività commerciale si è concentrata sull'acquisizione di nuova clientela sfruttando in particolare la collaborazione con le Associazioni di Categoria e tramite il rafforzamento delle partnership con il mondo dei Confidi.
L'attività di acquisizione di nuova clientela ha registrato risultati notevolmente positivi: il tasso di acquisizione ha raggiunto il 9% (+12% rispetto all'anno precedente) e un tasso di sviluppo netto del numero clienti pari al 3% (+70% rispetto al 2006).
Per quanto riguarda la collaborazione con i Consorzi Garanzia Fidi, si sono svolte nell'arco dell'anno tre iniziative rispettivamente con Toscana Comfidi e Artigiancredito Toscano che hanno consentito di mettere a disposizione un plafond complessivo di finanziamenti di 140 milioni di euro per favorire lo sviluppo e la competitività delle imprese del territorio. Entrambe si sono avvalse del contributo di Fidi Toscana, che ha controgarantito gli affidamenti concessi.
Più in dettaglio, l'iniziativa con Toscana Comfidi (plafond: 100 milioni di euro) ha generato circa 600 richieste di finanziamento per circa 79 mln di euro. L'iniziativa con Artigiancredito Toscano (plafond: 40 milioni di euro), che ha indotto 90 richieste per circa 8 milioni di finanziamenti, e si concluderà il 30 aprile 2008. Tali iniziative hanno contribuito in modo decisivo alle buone performance di crescita registrate nel comparto degli impieghi a medio lungo termine (circa il 10% di crescita nel 2007 rispetto al 2006).
E' stata inoltre rivista l'offerta di prodotti in convenzione con il Consorzio "Confidi Imprese Toscane" finalizzata all'incremento dell'operatività con il Consorzio di riferimento dell'Associazione Industriali: il nuovo listino prevede la parametrizzazione dei tassi rispetto ad indici di mercato per tutte le linee di credito concedibili e la differenziazione sia del pricing applicato da Banca CR Firenze sia del costo della garanzia del Consorzio rispetto alla rischiosità delle controparti.
Da segnalare anche l'ottima performance nel comparto della raccolta diretta che, grazie al sostegno di leve ed iniziative specifiche, ha registrato nel 2007 una crescita superiore all'11%.
A fine 2007, i conti correnti a pacchetto della linea "Io Impresa" hanno raggiunto 33.000 unità con un incremento di oltre il 27%.

Mercato imprese

Una delle principali attività poste in essere nel corso del 2007 è stata l'azione sui "Clienti prioritari" del territorio di riferimento, finalizzata all'incremento della quota di mercato sugli impieghi ed all'aumento dei ricavi da Servizi sulla migliore Clientela.
Questa azione, impostata su un target di 800 clienti, ha prodotto una crescita degli impieghi pari 170 milioni di euro, con un incremento della quota di mercato sia nel comparto degli impieghi a breve sia in quello degli impieghi a medio lungo.
Nel corso dell'ultimo trimestre una ulteriore iniziativa, che ha riguardato lo sviluppo degli affidamenti alla clientela a bassa rischiosità, ha fatto registrare circa 187 milioni di nuovi affidamenti.
E' stata inoltre promossa un'attività finalizzata all'acquisizione di nuova clientela con risultati più che incoraggianti.
Riguardo ai flussi mercantili estero tramitati nell'anno pari a 4.300 milioni di euro evidenziano un incremento del 10% rispetto allo stesso periodo dell'anno precedente, pertanto la quota di mercato in Toscana risulta pari al 10,08% (dato al 30 giugno 2007, ultima rilevazione disponibile).

Al 31 dicembre 2007, l'importo dei contratti canalizzati alla partecipata Centro Leasing è stato pari a 240 milioni di euro e il turnover relativo al Factoring di 520 milioni di euro.
Al fine di aumentare il presidio nel settore agrario e ottimizzare l'efficacia commerciale, è stato costituito il Centro Imprese Agrarie, dotato di una struttura specialistica di alto livello, a cui è stata assegnata la gestione di circa 650 clienti, basato a Firenze e con tre presidi territoriali a Montevarchi, Empoli e Siena.
L'unità operativa centrale dedicata alle operazioni di finanza d'impresa ha fornito nel corso del 2007 una qualificata assistenza a sostegno dei processi di crescita e ristrutturazione aziendale in termini di strumenti innovativi per l'accesso al mercato dei capitali, di attività di advisory, Merger & Acquisition e project financing, in particolare:

- per quanto concerne il private equity, l'attività svolta ha consentito di canalizzare ai fondi chiusi correlati opportunità di investimento in imprese del territorio per un importo complessivo di pari a 26 milioni di euro;
- le operazioni di acquisition financing, leverage financing e project financing per PMI hanno comportato finanziamenti per 56 milioni di euro;
- sono state asseverate 9 operazioni di project financing per complessivi 58 milioni di euro.

Mercato private

L'attività 2007 si è incentrata soprattutto sul potenziamento del mercato di riferimento sia come crescita in volumi che per acquisizione di nuova clientela. I principali interventi sono stati realizzati per mettere a punto strumenti di investimento in grado di soddisfare una serie di necessità collaterali per la famiglia, oltre a massimizzare il rendimento del portafoglio.
Nello specifico è stata realizzata la polizza "Private Scelta Esclusiva", una soluzione di investimento che, coniuga i vantaggi di pianificazione successoria e fiscale del capitale offerto dal mantello assicurativo e dalla garanzia "plancher" con un forte livello di personalizzazione degli asset di portafoglio, attraverso la costituzione di un fondo assicurativo riservato ad un unico gruppo familiare. Nel corso dell'anno sono state sottoscritte n. 8 polizze per oltre 115 milioni euro.
Quanto al prodotto *core* del mercato Private, le Gestioni Patrimoniali, è stata migliorata la linea "Private Scelta Dinamica", dotandola di una maggiore flessibilità e consentendo di soddisfare le richieste dei clienti a più altro profilo di rischio.
Nel corso dell'anno si è consolidato il favore presso la clientela delle gestioni a preventivo assenso "Private Scelta Condivisa".
Nel terzo trimestre 2007 è stata arricchita l'offerta di prodotti di investimento: con "certificates" a breve termine con garanzia del capitale e rendimenti indicizzati rispettivamente al mercato delle valute, alle quotazioni di metalli preziosi ed al business connesso all'acqua e altri con protezione del 100% del valore nominale investito e legato alla performance del principale indice azionario europeo.
Inoltre si è ulteriormente specializzata e accresciuta l'offerta di OICR acquistabili su dossier amministrato con le Sicav Banque Pictet.
Sono state rilasciate nuove funzionalità di analisi (Asset Risk e Alert) dell'applicativo "Pianoforte", lo strumento di supporto alla consulenza finanziaria dei gestori private e personal. Le nuove funzionalità vanno ad integrare quelle relative alla posizione generale e all'analisi rischio, completano l'analisi del portafoglio della clientela fornendo una comparazione del portafoglio reale con il portafoglio modello più adatto a specifiche aspettative.
E' stata inoltre svolta un'azione di promozione in sinergia con i gestori imprese. Sono state organizzate varie iniziative ed eventi dedicati, quali le visite alla mostra di Cézanne a Palazzo Strozzi, alla mostra su Desiderio da Settignano al Museo Nazionale del Bargello, alla mostra "Cabianca e la civiltà dei Macchiaioli" a Villa Bardini.

Mercato enti pubblici

Al 31 dicembre 2007 il numero degli Enti gestiti è pari a circa 300 unità e nonostante l'accentuarsi del livello di concorrenza, è da sottolineare l'ulteriore rafforzamento della presenza di Banca CR Firenze nel territorio di riferimento con 13 nuove acquisizioni e 19 conferme, fatto importante non solo in termini numerici, ma anche per le caratteristiche degli enti acquisiti
L'attività commerciale si è indirizzata sia a rendere più efficiente l'offerta tradizionale dei servizi e dei sistemi di pagamento (gestione di tesorerie, finanziamenti, mutui), sia all'ampliamento dell'offerta di prodotti innovativi come i primi sistemi di incasso di alcuni tributi tramite Internet.
L'attività di informatizzazione di nuovi servizi di cassa e di tesoreria è proseguita attraverso il progressivo aumento del numero degli Enti che inviano flussi tramite web parallelamente alla consegna del materiale cartaceo. Questo sistema è propedeutico alla realizzazione della "firma digitale" degli ordinativi ad oggi in sperimentazione avanzata prossima ad una conclusione positiva.

Il risk management

Aspetti generali

Banca CR Firenze attribuisce una notevole importanza alla gestione e al controllo delle varie tipologie di rischio. Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Banca (Consiglio di Amministrazione, Comitato Esecutivo e Direzione Generale) che si avvalgono del supporto del Comitato Rischi, struttura collegiale presieduta da un Consigliere di Amministrazione appositamente delegato, e costituita anche dai Direttori Generali delle banche commerciali italiane del Gruppo e dai responsabili delle principali funzioni interessate. Nella sua attività il Comitato Rischi è assistito dal Risk Management che assicura la rilevazione, la misurazione e il controllo dei rischi negli aspetti quantitativi, nelle valutazioni con le metodologie previste dalla Vigilanza e nel raffronto con eventuali benchmark esterni ritenuti opportuni.

Rischi finanziari

Il Consiglio di Amministrazione della Capogruppo definisce le linee guida strategiche per l'assunzione dei rischi in funzione degli obiettivi di creazione di valore e dei livelli di capitalizzazione della Banca.
La gestione dei rischi finanziari è regolata a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Gli indicatori del rischio di tasso (diminuzione del valore economico dell'attivo e del passivo in seguito a shock parallelo di tasso d'interesse pari a 200 punti base, e il Patrimonio di Vigilanza, e impatto sul margine di interesse di una variazione dei tassi di interesse di 100 punti base), monitorati mensilmente, evidenziano a fine esercizio 2007, valori al di sotto dei limiti previsti dai regolamenti aziendali. La variazione del margine di interesse a seguito di shock parallelo dei tassi di 100 punti base è di circa 41,7 milioni di Euro.
Il VaR del portafoglio di proprietà (utilizzato a scopi gestionali) e determinato sulla globalità dei titoli di debito e di capitale, a prescindere dalla loro natura contabile (AFS oppure HFT), con l'esclusione delle partecipazioni, ha replicato l'andamento delle volatilità dei fattori di rischio e si è attestato mediamente sul valore di 2,5 milioni di euro, con un valore massimo di 3,6 mln di euro, registrando un valore sempre inferiore a quanto indicato dal regolamento aziendale.


VAR
4
3,5
3
2,5
2
1,5
1

A seguito degli eventi legati alla crisi dei mutui subprime la Banca, nell'ambito del suo ruolo di Capogruppo, ha condotto un'analisi sul tema della gestione del rischio di liquidità, dalla quale è emerso che il presidio sulla gestione di detto rischio è adeguato alla complessità operativa e alle dimensioni aziendali.

Rischi creditizi

La rischiosità delle controparti è determinata attraverso l'utilizzo di una pluralità di modelli di rating e di scoring, coerentemente con quanto previsto dalla Autorità di Vigilanza. Il sistema di rating è sviluppato secondo le best practices in uso e risulta differenziato per dimensione e tipologia di cliente. A dicembre 2007 i modelli sono in grado, nel loro complesso, di coprire circa il 90% delle esposizioni totali nei confronti di clientela ordinaria, mentre a dicembre 2006 la percentuale di copertura ammontava al 70% circa:

l'incremento è dovuto in massima parte alla mappatura a PD dei modelli di scoring retail ed al rilascio di modelli di rating per imprese immobiliari di gestione e finanziarie.
La distribuzione delle esposizioni performing verso clientela ordinaria, suddivise per fasce di rischiosità, evidenzia come una corretta gestione del credito abbia portato ad una concentrazione delle esposizioni sulle fasce di minore rischiosità ("Rischio Basso" e "Rischio Medio-Basso") e ad un miglioramento apprezzabile nella loro distribuzione: i grafici mostrano difatti come da dicembre 2006 a dicembre 2007 le componenti a rischiosità bassa e medio-bassa si siano accresciute maggiormente rispetto a quelle a rischiosità medio-alta o alta.


Segmenti Imprese e Retail - Distribuzione esposizioni per fasce di rischio
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07
Rischio Alto
Rischio Medio - Alto
Rischio Medio
Rischio Medio - Basso
Rischio Basso


Segmento Imprese - Distribuzione esposizioni per fasce di rischio
40%
35%
30%
25%
20%
15%
10%
5%
0%
Rischio Basso
Rischio Medio - Basso
Rischio Medio
Rischio Medio - Alto
Rischio Alto
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07


Segmento Retail - Distribuzione esposizioni per fasce di rischio
30%
25%
20%
15%
10%
5%
0%
Rischio Basso
Rischio Medio - Basso
Rischio Medio
Rischio Medio - Alto
Rischio Alto
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07

Le nuove metriche rese disponibili a seguito del progressivo allineamento a quanto previsto da Basilea 2 hanno portato nel 2007 ad utilizzare la strumentazione introdotta anche per la definizione degli indirizzi di piano strategico in termini di politiche creditizie.
L'attenzione alla gestione dei rapporti con i Confidi ha sempre caratterizzato la gestione del rischio di credito. Sotto questo aspetto, nel corso del 2007 sono state definite operazioni di finanziamento di tipo "segmentato" con la costituzione di fondi di garanzia parametrizzati alla rischiosità della clientela, il cui pricing è determinato sulla base di modelli di simulazione interni.
Nel corso dell'esercizio il confronto dei dati di Banca CR Firenze con il Sistema evidenzia una rischiosità primaria (sofferenze/impieghi) in linea rispetto ai valori medi. La rischiosità potenziale (incagli/impieghi) risulta decisamente inferiore. La composizione per garanzie registra una incidenza in linea con il Sistema degli impieghi assistiti dalle categorie più tutelanti (garanzie reali).

Rischi operativi

Nel 2007 la Banca, in confronto con le aziende aderenti al consorzio DIPO, registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto alla media del Sistema bancario. Nel periodo in esame nessun evento ha determinato la perdita massima rilevata a livello di quest'ultimo.

Rischio *subprime*

Relativamente alle esposizioni in conto proprio o della clientela riferibili ai cosiddetti "mutui *subprime*", la Banca ha condotto una approfondita e specifica analisi che ha evidenziato come le suddette attività risultino assolutamente non significative nell'ambito delle grandezza patrimoniali, finanziarie ed economiche della stessa.

Le risorse umane e la rete territoriale

La rete territoriale

Al 31 dicembre 2007 la rete distributiva annovera 318 filiali contro le 323 esistenti al 31 dicembre 2006; tenendo conto della cessione di 10 filiali a CR della Spezia, si rileva quindi un incremento effettivo pari a 5 unità.
Le Filiali e le altre unità operative sono dislocate in 40 province e così suddivise:

Provincia	Filiali	Centri imprese	Centri private	Spazi Finanziari	Totale
Firenze	131	6	5	1	143
Alessandria	0	0	0	1	1
Ancona	0	0	0	2	2
Arezzo	35	3	1	0	39
Ascoli Piceno	0	0	0	2	2
Bologna	6	1	1	2	10
Chieti	0	0	0	1	1
Ferrara	1	0	0	1	2
Forlì-Cesena	0	0	0	1	1
Grosseto	16	1	1	0	18
L'Aquila	0	0	0	2	2
La-Spezia	0	0	0	1	1
Livorno	10	1	0	0	11
Lucca	13	1	1	0	15
Macerata	0	0	0	1	1
Mantova	7	0	0	1	8
Modena	20	2	2	2	26
Milano	0	0	0	2	2
Napoli	0	0	0	1	1
Padova	0	0	0	1	1
Parma	0	0	0	1	1
Perugia	16	1	1	0	18
Pesaro	0	0	0	1	1
Pescara	0	0	0	1	1
Pisa	13	1	1	0	15
Pistoia	2	0	0	0	2
Prato	11	1	1	1	14
Ravenna	1	0	0	3	4
Reggio-Emilia	2	0	0	1	3
Rieti	0	0	0	1	1
Rimini	1	0	0	1	2
Roma	13	2	1	8	24
Salerno	0	0	0	2	2
Siena	19	2	1	0	22
Taranto	0	0	0	1	1
Teramo	0	0	0	1	1
Terni	0	0	0	1	1
Torino	0	0	0	2	2
Verona	1	0	0	0	1
Viterbo	0	0	0	1	1
TOTALE	318	22	16	48	404

In questo contesto è inoltre operativo un Centro Enti e Tesorerie.
Nella seconda parte dell'anno sono state aperte filiali a Ravenna, Ferrara e Rimini nelle quali sviluppare, seppur in modo distinto anche in termini di visibilità, sinergie commerciali e di costo attraverso una stretta collaborazione tra il canale Retail e la Rete Promotori Finanziari.

Le risorse umane

Al 31 dicembre 2007 l'organico di Banca CR Firenze si attesta a 3.668 unità, di cui 3.593 Risorse a ruolo e 75 con contratto a tempo determinato, con un incremento netto di 65 risorse rispetto alla chiusura del 2006 per effetto di:

- 246 assunzioni a ruolo (72 contratti di inserimento della durata di 12 mesi, 25 contratti di apprendistato e 149 risorse con contratto a tempo indeterminato);
- 174 assunzioni a tempo determinato: 124 per sostituzione di personale a ruolo e 50 per rinforzo (di cui 40 per i mesi estivi);
- 48 risorse trasferite a CR La Spezia nell'ambito della cessione di 10 filiali della Capogruppo con decorrenza 1° gennaio 2007;
- 120 cessazioni a ruolo;
- 187 cessazioni a tempo determinato.

Le 3.668 Risorse sono distribuite in 1.820 donne e 1.848 uomini; il personale femminile è salito al 49,6%, rispetto al 48,5% registrato al 31 dicembre 2006.

La distribuzione dell'Organico nelle strutture operative evidenzia a fine esercizio quanto segue:

Personale disponibile Banca CR Firenze	31 dicembre 2007			31 dicembre 2006		
	Personale a ruolo	*Dip. tempo determinato*	*Totale*	*Personale a ruolo*	*Dip. tempo determinato*	*Totale*
Strutture centrali	1.004	10	1.014	1.000	8	1.008
Canali	2.589	65	2.654	2.515	80	2.595
Retail	*2.168*	*62*	*2.230*	*2.107*	*78*	*2.185*
Imprese e private	*396*	*2*	*398*	*388*	*2*	*390*
Filiale Promotori	*8*	*1*	*9*	*5*	*0*	*5*
Enti	*17*	*0*	*17*	*15*	*0*	*15*
Totale	**3.593**	**75**	**3.668**	**3.516**	**88**	**3.603**
% canali sul totale	**72,1%**	**86,7%**	**72,4%**	**71,6%**	**90,9%**	**72,0%**

In termini di distribuzione dell'occupazione per classi di età, si osserva che l'età media del Personale dipendente rimane sostanzialmente invariata rispetto a quella dello scorso anno (pari a 41,9), così come l'anzianità media che si è attestata a 14,3, come nel 2006. La ripartizione dell'occupazione per titolo di studio ha manifestato nel 2007, come per l'esercizio precedente, un incremento dei livelli di istruzione più alti, in virtù soprattutto delle politiche di "ingresso" adottate negli ultimi anni; al 31 dicembre 2007 i laureati hanno pertanto raggiunto il 35,3% del totale, contro il 31,9% di fine 2006.

Mobilità interna

Il 2007 è stato un anno caratterizzato da oltre 790 interventi di mobilità interna, determinati da:

- interventi mirati al riassetto degli organici sia della Rete distributiva, che delle Strutture Centrali per effetto delle numerose cessazioni;
- apertura di nuovi sportelli;
- operazioni di revisione organizzativa;
- la già ricordata cessione di 10 sportelli a CR Spezia.

Sono state inoltre soddisfatte 56 richieste di trasferimento avanzate dal personale.
Nel corso del 2007 è proseguito il ricorso a personale distaccato dal Gruppo verso la Capogruppo: a fine esercizio si contano infatti 107 Risorse, con un decremento di 8 unità rispetto al 31 dicembre 2006.

Reclutamento e selezione

Dal 1° gennaio 2007 sono pervenuti via internet 14.704 curricula, con un incremento del 18,5% rispetto al precedente esercizio. Ulteriori curricula sono stati reperiti mediante la partecipazione di Banca CR Firenze alle giornate di orientamento al lavoro rivolte ai giovani in cerca di prima occupazione: Job Meeting (Bologna, 19 aprile), Arestudjob (Modena, 30 maggio) e Job Fair (Firenze, 26-29 ottobre).
La selezione di personale senza specifica esperienza finalizzata ad un primo inserimento con contratto a tempo determinato ha coinvolto complessivamente 946 candidati (2.235 nel 2006). La soglia di ammissione al colloquio è stata superata dal 42,3% dei candidati, contro il 40% registrato nel 2006 e si sono svolti 411 colloqui individuali. Nel complesso, i candidati che hanno portato a termine con successo tale iter selettivo nell'anno solare sono stati 303, pari al 32,0% del totale (nel 2006 erano stati meno del 26,0%).
Dal 1° aprile 2007 è presente in Azienda il contratto di Apprendistato Professionalizzante, tipologia di assunzione introdotta dalla c.d. Legge Biagi; nel periodo sono stati sottoposti a specifica selezione 61 candidati, 50 dei quali hanno riportato un esito positivo (82,0%).

Nel corso del 2007 hanno partecipato alla selezione per il contratto di Inserimento 111 candidati, l'82,9% dei quali ha superato la prova (74,0% nel 2006).
Le selezioni esterne per tempo indeterminato sono state rivolte al personale senza specifica esperienza che ha svolto uno o due periodi a tempo determinato, valutando 108 candidati, dichiarati idonei nel 95,4% dei casi, mentre nel 2007 si è attivato l'iter di selezione specialistica per 214 candidati, il 77,0% dei quali è stato dichiarato idoneo; le assunzioni a ruolo sono state 54.
Per quanto riguarda le esigenze di collocamento obbligatorio riguardanti le Categorie Protette, nel corso dell'anno sono stati esaminati 48 candidati, 25 dei quali risultati idonei (52,0%).
Nel periodo è stato inoltre condotto uno specifico iter selettivo per figli o coniugi di dipendenti deceduti (in servizio o entro due anni dal pensionamento), a cui hanno partecipato 6 candidati, 4 dei quali hanno conseguito l'idoneità.

Sviluppo e gestione delle Risorse Umane

Nel mese di giugno sono stati comunicati i principali percorsi di sviluppo disegnati per la Rete distributiva ed è stato avviato il processo di selezione interna destinato al passaggio verticale fra i work level (aggregati di ruoli omogenei in termini di complessità) ed, in particolare, alla costituzione di bacini di persone idonee per il passaggio dai ruoli del work level 2 (Addetto Clienti, Gestore Family, Addetto Imprese e Addetto Private) verso i ruoli del work level 3 (Gestore Business e Gestore Personal). Fra le 452 risorse della Rete Distributiva che hanno aderito all'iniziativa, 359 (79,4%) hanno superato le prove selettive.
Nel mese di luglio è stata formalizzata l'introduzione della nuova Scheda di valutazione delle prestazioni per la Rete distributiva, basata su comportamenti organizzativi differenziati in base alla complessità dei ruoli ricoperti.

Formazione

L'attività formativa presso la Capogruppo ha registrato 40.408 giornate uomo (+69,4% rispetto al 2006), così ripartite:

- formazione interna in orario di lavoro pari a 39.529 giornate/uomo rispetto alle 23.252 del precedente anno (+70%);
- formazione esterna in orario di lavoro, pari a 878 giornate uomo contro le 605 del 2006 (+45,1%).

Nel corso del 2007 è proseguita la fruizione dei supporti formativi anche al di fuori dall'orario di lavoro per complessive 2.571 giornate uomo, contro le 3.392 del 2006 (-24,2% rispetto all'anno precedente).
L'attività complessiva (interna ed esterna, in orario e fuori orario di lavoro) ha registrato quindi una fruizione pari a 42.979 giornate uomo (27.249 nel 2006, con una crescita del + 57,7%).
I partecipanti all'attività formativa (considerando anche le risorse a tempo determinato ed i cessati in corso d'anno che hanno comunque fruito dei corsi) sono stati 3.667 (3.483 nel 2006), per un totale di 11,7 giorni medi di formazione pro-capite (6,6 giorni nel 2006).

Attività formativa aziendale (Interna-Esterna) nell'anno 2006 (solo formazione erogata in orario di lavoro)

Aree di attività	Giorni uomo	Incidenza %
Sviluppo competenze	3.152	7,8
Supporto avvio nuovi processi	3.091	7,6
Credito	2.181	5,4
Strumenti Finanziari	2.570	6,4
Giuridico/Fiscale	13.560	33,6
Marketing e Controllo di gestione	644	1,6
Inserimento in Rete Distributiva	2.166	5,4
Office automation e applicativi informatici	533	1,3
Prodotti e servizi	12.500	30,9
Lingue straniere	11	0,0
Toltale	**40.408**	**100,0**

Di seguito si riportano i principali temi trattati nel corso dell'attività formativa , suddivisi per comparto.

Formazione Prescrittiva

E' stata supportata da un sistema di monitoraggio mensile sia sulla fruizione dei corsi erogati in aula, che sulla piattaforma di formazione a distanza (f@d) ed ha riguardato:

- *Regolamento 5/06 Isvap (intermediazione assicurativa);*
- *D.Lgs.196/2003 (Privacy);*
- *Antiriciclaggio;*
- *D.M. 388/03 (primo soccorso);*
- *D.Lgs. 626/94;*
- *D.Lgs 231.01;*
- *Centrale di allarme interbancaria;*
- *PattiChiari;*
- *Market Abuse.*

Formazione Rete Distributiva

- *Customer Relationship Management (CRM);*
- *MiFid ;*
- *Basilea 2;*
- *Analisi e presidio dei rischi nel settore degli affidamenti e del sistema di controllo;*
- *Formazione AIPB;*
- *Contratto di apprendistato;*
- *Formazione Risorse Centri Imprese;*
- *Formazione qualificante.*

Formazione Direzione Generale

- *Formazione Portfolio Management;*
- *Formazione Servizio Gestione Domanda;*
- *Formazione Coordinamento Servizi Operativi;*
- *Formazione Coordinamento Risorse Umane;*
- *Qualità.*

Altri Progetti

- *Formazione formatori ;*
- *Dirigenti in stage.*

L'attività di comunicazione

Le iniziative di comunicazione di Banca CR Firenze nel corso 2007 hanno avuto come oggetto, oltre all'attività ordinaria di relazione con organi della stampa e istituzionali, alcuni progetti specifici.
Nell'ambito delle iniziative di promozione dell'economia del territorio e di relazione con i principali soggetti istituzionali ed economici, la Capogruppo ha promosso il primo *Forum sull'Economia Toscana*, patrocinato dalla Regione Toscana, che ha visto la partecipazione di autorevoli esponenti del mondo imprenditoriale, associativo ed accademico regionale. A Palazzo Incontri si sono svolti inoltre convegni di richiamo nazionale come *Fare sistema, fare franchising*, o l'incontro dedicato al *Trust*.
Di grande risalto inoltre l'inaugurazione del Centro Imprese Agrarie, svoltosi a settembre nel parco di Villa Bardini. Oltre a numerosi clienti ed esponenti del mondo agricolo, l'evento ha visto la partecipazione del Ministro delle Politiche Agricole, Alimentari e Forestali Paolo De Castro e del Presidente di Confagricoltura Federico Vecchioni.
A dicembre è stato organizzato il workshop "Un ponte verso la Romania", rivolto a imprese interessate ad operazioni di sviluppo commerciale e produttivo verso la Romania. Ospiti dell'incontro, il presidente di Promofirenze, il Presidente e il Segretario Generale della Camera di Commercio di Bistrita (Romania), il Direttore Commerciale di Banca CR Firenze Romania e l'Assessore alle Attività Produttive e Promozione Internazionale del Comune di Firenze.
La clientela imprese ha partecipato al nuovo appuntamento di "Progetto Città", al quale è intervenuto Leonardo Ferragamo. Apprezzate inoltre dalla clientela le serate in *Invito alla Reggia*, con visite guidate ai locali di Palazzo Vecchio, il balletto "Musica e danza al Teatro Goldoni" e i concerti di Natale a Pietrasanta e del Festival "Assisi nel mondo", organizzati nel mese di dicembre e rivolti alla clientela Imprese e Private.
Rinnovato infine l'annuale appuntamento con Invito a Palazzo, l'iniziativa di ABI a cui Banca CR Firenze aderisce fin dalla prima edizione. Circa 700 le persone che hanno visitato il palazzo della sede di via Bufalini con visite guidate commentate da esperti storici dell'arte.
Sul fronte delle iniziative culturali che presentano ritorni di immagine e commerciali, Banca CR Firenze è stata main-sponsor della mostra *Cézanne a Firenze*, promossa dall'Ente Cassa di Risparmio di Firenze, con iniziative ed agevolazioni esclusive riservate alla clientela. In questo contesto sono state organizzate visite guidate esclusive, incontri e serate conviviali rivolte alla clientela. La Capogruppo è inoltre sponsor della mostra *Contromoda*, con la presenza del marchio su tutti gli strumenti di comunicazione e sponsor del nuovo Centro di Cultura Contemporanea della Strozzina, a Firenze.
Nel segno della continuità con le iniziative espositive avviate da Banca CR Firenze, ricordiamo le mostre *Natività, Carnevale nell'Arte, Passione del Cristo, Lorenzo Viani e Firenze com'era di Fabio Borbottoni*, tutte allestite presso la Sala delle Colonne nella Sede di via Bufalini. Le mostre hanno conseguito un notevole ritorno di stampa e di pubblico. La Capogruppo si è inoltre distinta tra le aziende bancarie del territorio maggiormente rappresentative in materia di salvaguardia del patrimonio artistico in occasione del Premio Opificio delle Pietre Dure.
Rinnovata la presenza istituzionale in alcuni appuntamenti di numerosa partecipazione di pubblico, come il Torneo Internazionale di Tennis, il Premio Perseo, il Trofeo Banca CR Firenze al Centro Ippico Toscano, la mostra-mercato Cortona Antiquaria, il Trofeo Banca CR Firenze al Circolo del Golf dell'Ugolino e la Biennale dell'Antiquariato a Palazzo Corsini. A marzo si è svolta la sesta edizione del Premio Città di Firenze, che vede Banca CR Firenze tra i promotori. Grande partecipazione in piazza Santa Croce per il Gran Concerto di Fine Anno, diretto dal Maestro Lanzetta e offerto alla città.
Sul fronte della comunicazione commerciale è stata avviata una campagna pubblicitaria in sostegno dell'iniziativa "Viaggi di Valore", condivisa con la Direzione Commerciale, che ha supportato le azioni di acquisizione della clientela, di retention e di sviluppo del cross-selling. Sempre sul fronte della promozione di iniziative commerciali verso la clientela, è stato implementato il progetto relativo all'attività di direct mailing, al fine di testare un nuovo canale, la vendita per corrispondenza. In questo settore sono

state avviate numerose iniziative a supporto della campagna "Scontocorrente", come la promozione "Metti in conto due regali" dedicata alla clientela Family.
E' proseguita inoltre, in abbinamento all'estratto conto trimestrale, l'invio della Newsletter a tutta la clientela della Banca e del Gruppo, con le informazioni relative alle nuove iniziative commerciali per la clientela privati e per la clientela imprese.
Tra le attività di comunicazione si evidenzia inoltre il lancio di CartaSì Sipario, la prima carta di credito etica di Banca CR Firenze, destinata alla raccolta di fondi per la costruzione di una casa-famiglia per i ragazzi dell'Associazione Sipario. La comunicazione si è rivolta sia ai media locali che nazionali, sia alla clientela con una specifica campagna in filiale (manifesti e depliant).
In occasione della Campagna Abbonamenti alla ACF Fiorentina, è stata avviata una operazione a premi insieme ad una intensa attività promozionale su stampa, radio e web, e a strumenti pubblicitari "below the line" (filiali, newsletter e altri canali interni) al fine di fidelizzare i possessori di Carta Viola e di favorire un incremento del numero di utilizzatori della prepagata. Sempre nell'ambito delle attività di collaborazione con ACF Fiorentina, di cui Banca CR Firenze è main sponsor, è stata organizzata la Festa dello Sport, presso il nuovo maneggio del CIT (anch'esso sponsorizzato dalla Capogruppo) a cui hanno partecipato oltre 500 invitati tra clienti e personalità. Ospite d'onore, tutta la squadra di calcio della Fiorentina.
Infine, nell'ottica di favorire iniziative di sviluppo e relazione in Romania, sono stati coordinati i contenuti relativi a comunicazioni verso la stampa (in particolare in occasione delle aperture di nuove filiali) ed è stato organizzato un concerto di musica classica e contemporanea a Sibiu, capitale europea della cultura nel 2007.
Sul piano dell'attività editoriale sono usciti i nuovi numeri della rivista trimestrale Toscana Qui, realizzata grazie al contributo di Banca CR Firenze. E' stato infine realizzato Passepartout, una pubblicazione informativa distribuita presso le filiali, con notizie su eventi e vantaggi riservati alla clientela.

Relazione sulla gestione

5. Altre informazioni

Il rating

Nel corso dell'esercizio i rating assegnati da Fitch e Moody's sono stati confermati così come riassunti nella tabella che segue:

	LUNGO TERMINE	BREVE TERMINE	OUTLOOK
Fitch Ratings	A-	F2	Stabile
Moody's Investor Service	A1	P-1	Stabile

In data 13 aprile 2007 Moody's Investor Service ha modificato il rating sul lungo termine assegnato alla società innalzandolo ad A1 (da A2) e in data 27 luglio 2007 ha comunicato di averlo posto sotto osservazione per un possibile ulteriore miglioramento a seguito dell'eventuale acquisizione del controllo da parte del Gruppo Intesa Sanpaolo; per lo stesso motivo, in data 25 aprile 2007 Fitch Ratings ha anch'essa posto sotto osservazione il rating della Banca, ritenendo che esistano i presupposti per un suo miglioramento.

L'andamento del titolo

Al 31 dicembre 2007 il prezzo ufficiale del titolo Banca CR Firenze risultava pari a Euro 6,595, in crescita del 55,6% rispetto alla fine dell'anno precedente. Tale risultato trova la sua giustificazione sia nelle attese del mercato in ordine al processo di consolidamento del settore bancario italiano che hanno caratterizzato la prima parte dell'anno, sia nella successiva firma di un accordo per la permuta di una quota azionaria di Banca CR Firenze raggiunto tra Ente Cassa di Risparmio di Firenze, le Fondazioni Cassa di Risparmio di Pistoia e Pescia e Cassa di Risparmio della Spezia, So.Fi.Ba.R S.p.A. e Intesa Sanpaolo, che nel mese di gennaio 2008 ha consentito a quest'ultima l'acquisizione del controllo della stessa Banca CR Firenze.
Nel periodo, gli indici principali S&P MIB, MIDEX e quello di settore MIB banche sono scesi rispettivamente del 7,0%, 13,8% e 13,6%. Nei dodici mesi la media delle azioni scambiate giornalmente si è mantenuta elevata, al di sopra dei due milioni e trecentomila unità.
E' opportuno ricordare che il 5 marzo 2007 ha avuto luogo l'operazione di raggruppamento delle azioni ordinarie, così come deliberato dall'assemblea dei soci dell'aprile 2006. L'operazione ha previsto la riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di euro 1,00 ogni 5 azioni ordinarie esistenti del valore unitario di euro 0,60 detenute.


160
150
140
130
120
110
100
90
80
BANCA CR FIRENZE
S&P MIB
MIB BANCHE
MIDEX
GEN
FEB
MAR
APR
MAG
GIU
LUGL
AGO
SET
OTT
NOV
DIC. 2007

La composizione dell'azionariato

Nel corso dell'esercizio la società ha dato esecuzione all'ultima delle quattro operazioni deliberate dall'assemblea straordinaria del 27 aprile 2006 e che hanno comportato modificazioni nell'entità e nella composizione del capitale sociale. In particolare, il 5 marzo 2007, è stato effettuato il raggruppamento delle azioni e la modificazione del loro valore nominale, sostituendo ad ogni lotto di 5 azioni del valore nominale di € 0,60 cadauna un lotto di 3 nuove azioni del valore nominale unitario di 1,00 euro.
Le altre tre operazioni, l'aumento gratuito tramite incremento del valore nominale delle azioni, l'ulteriore aumento gratuito tramite assegnazione di azioni e l'aumento di capitale a pagamento, erano state eseguite nel corso del 2006 e sono state illustrate nelle precedenti informative periodiche.
Le modifiche dell'entità del capitale sociale sono riconducibili all'avanzamento della seconda parte del piano di stock option riservato ai dirigenti della Banca e delle altre società del Gruppo; in particolare nel corso del 2007 i beneficiari hanno sottoscritto azioni per un valore nominale complessivo di 1.445.772,00 euro. Il capitale sociale al 31 dicembre si è attestato quindi a euro 828.752.733,00.
Le interessenze dei principali soci a fine esercizio, in base alle informazioni disponibili, sono di seguito rappresentate.

Socio	n° azioni	quota
Ente Cassa di Risparmio di Firenze	347.453.965	41,925%
Intesa San Paolo S.p.A.	153.898.664	18,570%
BNP Paribas S.A.	54.258.162	6,547%
Fondazione Cassa di Risparmio della Spezia	32.398.176	3,909%
Fondazione Cassa di Risparmio di Pistoia e Pescia	30.500.776	3,680%
SOFIBAR (Cassa di Risparmio di Ravenna) S.p.A.	9.015.000	1,088%
Altri (Mercato)	201.227.990	24,281%
Totale	**828.752.733**	**100,00%**

Nelle precedenti informative periodiche tra i soci con partecipazioni superiori al 2% figurava anche il Gruppo Banca CARIGE – Cassa di Risparmio di Genova e Imperia, la cui capogruppo Banca CARIGE S.p.A. ha segnalato, ai sensi dell'art. 120 del TUF, di aver diminuito la propria interessenza al di sotto del 2% a partire dal 28 settembre 2007.
Sono comprese nella voce Altri (Mercato), in considerazione della loro natura, le partecipazioni degli investitori istituzionali. Fra queste assumevano significativo rilievo quelle detenute, anche attraverso controllate, da Fidelity International Limited, società di gestione di fondi d'investimento del gruppo Fidelity Investment, e da Julius Baer Investment Management Llc, le cui quote, sulla base delle comunicazioni fatte pervenire ai sensi dell'art. 120 del Testo Unico dell'Intermediazione Finanziaria, dovevano ritenersi comprese fra il 2% ed il 5% al 1° gennaio 2007. I due investitori istituzionali citati hanno comunicato nel corso del 2007 la diminuzione della loro interessenza al di sotto della soglia del 2%.
L'azionariato della Banca ha poi subito, all'inizio del 2008, le significative variazioni descritte nel paragrafo "Gli eventi successivi alla data di chiusura dell'esercizio" del capitolo 6 della presente Relazione sulla gestione.

Informazioni generali sui piani di "stock granting" e "stock option"

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock-option) a favore dei direttori generali e dei dirigenti delle società bancarie del gruppo, nonché di assegnazione gratuita di azioni (stock granting) alla generalità dei dipendenti della società. Tali deleghe sono state interamente utilizzate dal Consiglio.
Prima di fornire indicazioni quantitative sulle caratteristiche dei piani è il caso di ricordare che tra il 2006 ed il 2007 sono state eseguite due operazioni sul capitale che hanno portato alla necessità di rettificare in maniera consistente i valori storici delle azioni per renderli comparabili con quelli attuali. In particolare, il 22 maggio 2006 è stata eseguita un'assegnazione gratuita di azioni nella misura di 2 azioni ogni 15 possedute, mentre il 5 marzo 2007 è stato eseguito un raggruppamento di azioni con l'assegnazione di 3 azioni del valore nominale di 1,00 euro in sostituzione di 5 delle vecchie azioni del valore nominale di 0,60 euro.
I dati di seguito esposti sulle operazioni effettuate prima del 5 marzo 2007, salvo diversa indicazione, sono pertanto stati rettificati per renderli confrontabili con quelli attuali.
Il piano di stock granting è stato completato nel 2004 ed ha portato all'assegnazione gratuita ai dipendenti di poco più di 4.075.000 azioni.
Per quanto riguarda più specificatamente i piani di "stock option", il Consiglio, in data 16 ottobre 2000, ha approvato una prima assegnazione di diritti. I titolari avevano la facoltà di sottoscrivere dal 16 ottobre 2003 al 16 ottobre 2006 azioni di nuova emissione della società ad un prezzo unitario di circa 1,801 euro. Questa prima tranche del piano, che prevedeva l'emissione di massime 2.720.000 azioni, è stata completata nei primi mesi del 2006.
Una seconda ed ultima tranche di assegnazioni è stata deliberata dal Consiglio in data 31 luglio 2003. In tale occasione erano stati attribuiti diritti di sottoscrizione per complessivamente 6 milioni di azioni, secondo la

composizione del capitale sociale dell'epoca, diritti esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di 1,103 euro per azione.
In occasione dell'assemblea straordinaria del 27 aprile 2006 che ha deliberato modifiche alla composizione del capitale sociale sono state anche adeguati i termini delle opzioni attribuite ai beneficiari della seconda tranche del piano, allo scopo di mantenerne l'equivalenza economica. In particolare, a seguito dell'assegnazione gratuita di 2 azioni ogni 15 possedute, avvenuta il 22 maggio 2006, il numero di azioni sottoscrivibili è stato aumentato in ragione di 17/15, pertanto il loro numero complessivo è stato portato a 6.800.000, ed il prezzo unitario di sottoscrizione ridotto in ragione di 15/17 e portato pertanto ad 0,973 euro.
Il 5 marzo 2007, in relazione all'operazione di raggruppamento, il numero massimo di azioni è stato portato a 4.080.000 ed il prezzo di sottoscrizione ad 1,622 euro.
La seconda tranche del piano ha preso avvio dal 1° agosto 2006 ed è stata completata il 29 febbraio 2008. Sono state emesse, complessivamente, nuove azioni per un totale di euro 3.924.468, mentre di 155.532 azioni non è stata possibile l'emissione in quanto alcuni beneficiari del piano hanno perduto i diritti alla sottoscrizione che erano stati loro inizialmente assegnati.
L'assegnazione di stock option, quale forma di retribuzione in qualche modo legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca ai sensi dell'art. 2358 3° comma del codice civile.

Legge 262/05 – Art. 154 bis del TUF: Modello di riferimento - Approccio del Gruppo Banca CR Firenze

Ai fini del rilascio delle dichiarazioni e delle attestazioni sulla adeguatezza delle procedure amministrativo contabili e l'effettiva applicazione delle stesse e di rispondenza della documentazione contabile alle scritture contabili, è stato istituito un processo formalizzato di valutazione e di verifiche secondo appropriate metodologie di generale riferimento ed accettazione.
Il Gruppo Banca CR Firenze adotta a questo fine un approccio metodologico/operativo ("Check up dei Controlli – Matrice del Pressing dei Controlli e Matrice Controlli/Rischio e di posizionamento delle Unità Organizzative") che consente di effettuare la diagnosi complessiva del Sistema dei Controlli Interni ed eseguire il monitoraggio del "pressing dei controlli" e dell'evoluzione dei rischi. La valutazione del presidio del Sistema dei Controlli sulle diverse componenti organizzative è svolta tenendo presenti le componenti del Sistema dei Controlli Interni riconducibili, sebbene personalizzate, ai fattori qualificanti del Modello "Co.So. Report[1]" (modello di riferimento riconosciuto a livello internazionale).
In particolare, tale metodologia definisce il controllo interno come il processo, attuato dal Consiglio di Amministrazione, dal management e dal personale, volto a fornire la ragionevole certezza relativamente al raggiungimento degli obiettivi aziendali rappresentati da:

- efficacia ed efficienza delle attività operative (operations);
- attendibilità dell'informativa contabile-finanziaria (reporting);
- conformità alle leggi e ai regolamenti applicabili (compliance).

Le cinque componenti ideali del sistema di controllo la cui presenza e corretta operatività è funzionale al raggiungimento, con ragionevole certezza, degli obiettivi aziendali sono:

- ambiente di controllo: rappresenta la componente di base del modello e costituisce le fondamenta di tutti gli altri componenti del controllo interno. I fattori che influenzano l'ambiente di controllo sono: l'integrità, i valori etici e la competenza del personale; la filosofia e lo stile del management; le modalità di delega delle responsabilità, la politica organizzativa e di motivazione del personale; infine la dedizione dell'alta direzione e la sua capacità di indicare chiaramente gli obiettivi;
- valutazione del rischio: consiste nell'individuare e analizzare i fattori che possono pregiudicare il raggiungimento degli obiettivi, al fine di determinare come questi rischi dovranno essere gestiti;
- attività di controllo: rappresentano l'applicazione delle politiche e delle procedure che garantiscono al management che le sue direttive siano attuate. Esse assicurano l'adozione dei provvedimenti necessari per far fronte ai rischi che potrebbero pregiudicare la realizzazione degli obiettivi aziendali. Le attività di controllo si attuano a tutti i livelli gerarchici e funzionali della struttura organizzativa ed includono un insieme di attività diverse, come approvazioni, autorizzazioni, verifiche, raffronti, protezione dei beni aziendali e separazione dei compiti;
- informazione e comunicazione: presenza di flussi informativi adeguati che consentano al personale di effettuare in maniera corretta i compiti assegnati. Si tratta di una componente "trasversale" alle altre componenti del controllo interno;
- monitoraggio: si concretizza in attività di supervisione continua e/o in valutazioni periodiche del sistema di controllo interno.

[1] *La metodologia seguita è quella definita nel "Internal Control – Integrated Framework" pubblicato per la prima volta nel 1992 e aggiornato prima nel 1994 e poi nel 2004 dal Committee of Sponsoring Organizations of the Treadway Commission.*

Per la componente IT, il Gruppo Banca CR Firenze ha deciso di adottare la metodologia del COBIT2.
Dalle applicazioni di tali metodologie, il Gruppo Banca CR Firenze ha definito un sistema di governo, in merito all'applicazione della legge, che consente di:

- formalizzare un sistema completo ed adeguato per il monitoraggio delle procedure amministrativo-contabili;
- sviluppare un impianto organizzativo integrato in grado di gestire e mantenere nel tempo il sistema;

Tale approccio costituisce il riferimento di una metodologia di analisi e di controllo da applicare in base a specifici criteri di valutazione quali-quantitativi, che supporteranno le scelte delle aree a maggior impatto ricomprese nel perimetro di indagine.
Il modello organizzativo adottato dal Gruppo Banca CR Firenze contribuisce al rafforzamento del governo dei controlli amministrativo contabili, fornendo una visione integrata degli ambiti aziendali rilevanti per la predisposizione di adeguate procedure amministrativo contabili da parte del Dirigente Preposto.

Le operazioni infragruppo e con parti correlate

Le principali attività intercorrenti a fine esercizio nei confronti di Banca CR Firenze S.p.A. sono riferite a crediti e debiti con banche ed altre società controllate ed al finanziamento dell'attività di credito al consumo gestita dal Gruppo Findomestic; i saldi dei suddetti rapporti esistenti al 31 dicembre 2007 sono i seguenti:

importi in milioni di euro	Attività	Passività	Garanzie rilasciate
Partecipazioni di controllo	**1.105**	**848**	**41**
Cassa di Risparmio di Pistoia e Pescia S.p.A	153	50	14
Cassa di Risparmio di Civitavecchia S.p.A.	2	64	-
Cassa di Risparmio di Orvieto S.p.A.	16	22	1
Cassa di Risparmio della Spezia S.p.A.	30	543	18
Banca C.R. Firenze Romania S.A.	21	34	5
Centro Leasing Banca S.p.A.	659	66	1
Centro Factoring S.p.A.	146	17	-
CR Firenze Gestion Internationale S.A.	-	15	-
CR Firenze Mutui S.r.l.	8	1	-
Centrovita Assicurazioni S.p.A.	17	31	-
Infogroup S.p.A.	1	1	2
Immobiliare Nuova Sede S.r.l.	52	4	-
Partecipazioni a controllo congiunto (joint ventures)	**863**	**149**	**-**
Findomestic Banca S.p.A.	858	129	-
Soprarno SGR S.p.A.	5	20	-
Altre parti correlate	**33**	**252**	**5**
Entità esercenti influenza notevole sulla Società	1	72	2
Dirigenti strategici	1	1	-
Altre parti correlate	31	179	3
Totale	**2.001**	**1.249**	**46**

Si ricorda che nel corso dell'esercizio 2007 sono state effettuate le seguenti operazioni straordinarie:

- incremento del 43,537% dell'interessenza detenuta in Centro Leasing Banca S.p.A. e conseguente acquisizione del controllo della medesima società e di Centro Factoring S.p.A.;
- acquisto di un'ulteriore interessenza nella Cassa di Risparmio della Spezia pari all'11,906%;
- acquisizione della rete promotori finanziari di Cortal Italia (Gruppo BNP Paribas);
- cessione di 10 filiali alla Cassa di Risparmio della Spezia S.p.A.

Direzione e Coordinamento

Come riportato nel paragrafo "Gli eventi successivi alla data di chiusura dell'esercizio", in data 29 gennaio 2008 Intesa Sanpaolo S.p.A. ha acquisito la maggioranza assoluta del capitale sociale della Banca; di conseguenza, ai sensi dell'articolo 2497-bis del Codice Civile, tale circostanza è stata comunicata ai fini dell'iscrizione nel Registro delle Imprese e nella nota integrativa sono stati riportati i prospetti riepilogativi richiesti dal suddetto articolo.

Le partecipazioni detenute da Amministratori, Sindaci, Direttore Generale e Dirigenti con responsabilità strategiche

In conformità di quanto disposto dall'articolo 79 del Regolamento Emittenti Consob, dei possessi e delle movimentazioni di azioni della Banca da parte dei componenti degli organi di amministrazione e controllo e del Direttore Generale nonché, in forma aggregata, dei dirigenti con responsabilità strategiche ai sensi dello IAS 24.
Si fornisce altresì dettaglio dei riflessi dell'operazione di raggruppamento delle azioni, con attribuzione di 3 nuove azioni del valore nominale di 1,00 euro in sostituzione di 5 azioni del valore nominale di 0,60 euro, eseguita il 5 marzo 2007.

[2] Il COBIT (Control OBjectives for IT and related technology) è un insieme di regole predisposto dall'IT Governance Institute, organismo statunitense che ha l'obiettivo di migliorare gli standard aziendali nel settore IT.

Le partecipazioni detenute da Amministratori, Sindaci, Direttore Generale, e Dirigenti con responsabilità strategiche in Banca CR Firenze S.p.A.

	MODALITA' DEL POSSESSO	TITOLO DEL POSSESSO	NUMERO AZIONI POSSEDUTE AL 31/12/2006	AZIONI ACQUISTATE DAL 1° GENNAIO 2007 FINO AL RAGGRUPPAMENTO (5 MARZO 2007)	AZIONI SOTTOSCRITTE DAL 1° GENNAIO 2007 FINO AL RAGGRUPPAMENTO (5 MARZO 2007)	AZIONI VENDUTE DAL 1° GENNAIO 2007 FINO AL RAGGRUPPAMENTO (5 MARZO 2007)	AZIONI POSSEDUTE AL 5 MARZO 2007, PRIMA DEL RAGGRUPPAMENTO	NUOVE AZIONI OTTENUTE IN SEGUITO AL RAGGRUPPAMENTO	AZIONI ACQUISTATE DOPO IL RAGGRUPPAMENTO E FINO AL 31 DICEMBRE 2007	AZIONI SOTTOSCRITTE DOPO IL RAGGRUPPAMENTO E FINO AL 31 DICEMBRE 2007	AZIONI VENDUTE DOPO IL RAGGRUPPAMENTO E FINO AL 31 DICEMBRE 2007	AZIONI VENDUTE POSSEDUTE AL 31 DICEMBRE 2007
AMMINISTRATORI												
Aureliano Benedetti	-	-	-	-	-	-	-	-	-	-	-	-
Piero Antinori	-	-	-	-	-	-	-	-	-	-	-	-
Pio Bussolotto	-	-	-	-	-	-	-	-	-	-	-	-
Sergio Ceccuzzi	-	-	-	-	-	-	-	-	-	-	-	-
Jean Clamon	-	-	-	-	-	-	-	-	-	-	-	-
Alessio Colomeiciuc	-	-	-	-	-	-	-	-	-	-	-	-
Massimo Mattera	-	-	-	-	-	-	-	-	-	-	-	-
Matteo Melley	-	-	-	-	-	-	-	-	-	-	-	-
Giuseppe Morbidelli	-	-	-	-	-	-	-	-	-	-	-	-
Antonio Patuelli	-	-	-	-	-	-	-	-	-	-	-	-
Giuseppe Spadafora	-	-	-	-	-	-	-	-	-	-	-	-
Francesco Taranto	-	-	-	-	-	-	-	-	-	-	-	-
Riccardo Varaldo	-	-	-	-	-	-	-	-	-	-	-	-
Federico Vecchioni	Diretto	Proprietà	2.975				2.975	1.785				1.785
SINDACI EFFETTIVI												
Domenico Muratori	-	-	-	-	-	-	-	-	-	-	-	-
Vieri Fiori	-	-	-	-	-	-	-	-	-	-	-	-
Marco Sacconi	-	-	-	-	-	-	-	-	-	-	-	-
SINDACI SUPPLENTI												
Angelo Falbo	-	-	-	-	-	-	-	-	-	-	-	-
Francesco Mancini	-	-	-	-	-	-	-	-	-	-	-	-
DIRETTORE GENERALE												
Lino Moscatelli (*)	Diretto	Proprietà	125.000	-	-	-	125.000	74.999	501	132.932	-	208.432
Altri Dirigenti con responsabilità strategiche												
Dato aggregato (*)	Diretto	Proprietà	437.084	-	30.000	48.000	421.084	252.642	5.000	373.673	202.136	429.179

(*) Si precisa che le sottoscrizioni sono avvenute in relazione al piano di incentivazione azionaria (stock option).

Relazione sulla gestione

6. I fatti di rilievo e l'evoluzione della gestione dopo la chiusura dell'esercizio

I fatti di rilievo nel corso dell'esercizio 2007

L'Assemblea ordinaria dei soci tenutasi il 26 aprile 2007 ha approvato innanzitutto il bilancio dell'esercizio 2006 e la proposta di destinazione dell'utile dello stesso esercizio, con il pagamento di un dividendo unitario di 0,10 euro, con data di stacco-cedola il 21 maggio 2007.
Sempre in sede ordinaria si è provveduto al rinnovo delle cariche sociali in scadenza. In particolare, tramite votazione per liste di candidati, si è provveduto al rinnovo del Collegio Sindacale per gli esercizi 2007-2009. Dalla lista di maggioranza presentata dall'Ente Cassa di Risparmio di Firenze sono stati eletti due sindaci effettivi, il Dr. Vieri Fiori (Presidente uscente del Collegio) ed il Dr. Marco Sacconi (confermato nella carica), nonché un sindaco supplente, il Dr. Francesco Mancini, di nuova nomina. Dalla lista di minoranza, presentata da Intesa Sanpaolo S.p.A. è stato eletto il Presidente del Collegio, Dr. Domenico Muratori (sindaco effettivo nel precedente mandato), ed un sindaco supplente, l'Avv. Angelo Falbo (confermato).
E' stato inoltre confermato nella carica di componente del C.d.A. il Dr. Federico Vecchioni, già cooptato dal Consiglio il 2 ottobre 2006, in sostituzione dello scomparso Prof. Pier Giovanni Marzili.
L'assemblea ordinaria ha rinnovato anche l'autorizzazione annuale per il Consiglio di Amministrazione all'operatività in azioni proprie, in termini sostanzialmente equivalenti a quelli che caratterizzavano l'autorizzazione conferita dall'assemblea dell'anno precedente. In particolare sono stati autorizzati acquisti e vendite sul mercato di quotazione con dei limiti massimi alle azioni detenibili in portafoglio, definiti sia sul numero di azioni (10 milioni di unità) sia sul controvalore (50 milioni di euro). E' stato inoltre autorizzato l'utilizzo delle azioni proprie per eventuali operazioni di finanza straordinaria, se si dovessero presentare delle opportunità.
L'assemblea straordinaria ha introdotto modifiche dello statuto sociale per il suo adeguamento alle nuove normative sulle società quotate. In particolare sono state aggiornate le modalità di convocazione dell'assemblea tramite pubblicazione dell'avviso su un quotidiano a diffusione nazionale, le modalità di nomina del Collegio Sindacale tramite votazione per liste di candidati e del Presidente del Collegio, i requisiti per l'assunzione della carica di Sindaco e i poteri dei Sindaci di convocazione degli Organi Amministrativi. E' stata inoltre prevista in Statuto la figura del dirigente preposto alla redazione dei documenti contabili societari. Il Consiglio di Amministrazione nella riunione del 14 maggio 2007 ha conseguentemente provveduto alla nomina del dirigente preposto nella persona del responsabile della Direzione Amministrazione della Banca.
Il componente del Consiglio d'Amministrazione designato dal socio Fondazione Cassa di Risparmio della Spezia, l'Avv. Matteo Melley, ha rassegnato le proprie dimissioni dal 1° agosto 2007.
In esecuzione di un accordo firmato il 2 marzo 2007 con la Fondazione Cassa di Risparmio della Spezia, Banca CR Firenze S.p.A. ha acquistato in data 23 maggio 2007 un ulteriore 11,906% del capitale sociale di Cassa di Risparmio della Spezia che ha fatto salire la sua partecipazione dal 68,093% al 79,999%; con la Fondazione stessa è stato inoltre firmato un patto parasociale sostitutivo del precedente, che riflette i nuovi accordi di governance.
Il 1° maggio 2007 ha avuto efficacia il contratto firmato con Cortal Consors S.A. per acquisire la sua rete italiana di promotori finanziari, costituita da circa 160 promotori con portafogli gestiti, alla data di stipula del contratto, di circa 430 milioni di euro.
Relativamente agli assetti partecipativi Il Consiglio di Amministrazione di Banca CR Firenze, nella riunione del 12 aprile 2007, con riferimento all'opzione di acquisto dell'1% di Findomestic Banca S.p.A. esercitata da Cetelem S.A. in data 19 marzo 2007, ha ribadito il convincimento che non esistano i presupposti contrattuali e legali per il valido esercizio di tale opzione da parte del Gruppo BNP Paribas. Su tali premesse, Banca CR Firenze aveva già comunicato a Cetelem S.A. la nomina di un arbitro nella persona del Professor Berardino Libonati e aveva invitato la controparte a nominare un proprio arbitro per l'attivazione di un procedimento arbitrale finalizzato all'accertamento, tra l'altro, dell'invalidità della clausola contrattuale relativa all'opzione call, della nullità e/o inefficacia della stessa e comunque dell'inadempimento agli obblighi della Convenzione di Consolidamento da parte di Cetelem S.A.
Tuttavia, nella denegata ipotesi che Cetelem possa avere diritto ad esercitare tale opzione d'acquisto il Consiglio, ai sensi della Convenzione di Consolidamento, ha deliberato di esercitare l'opzione di vendita per l'intero 50% del capitale posseduto in Findomestic Banca S.p.A. notificando tale esercizio all'Ente Cassa di Risparmio di Firenze che, ai sensi della Convenzione stessa, ha esercitato il diritto di prelazione su detta partecipazione detenuta da Banca CR Firenze.
L'esercizio dell'opzione di vendita e conseguentemente la prelazione verranno meno e saranno privi di effetto alcuno ove, per qualsivoglia motivo o ragione, l'opzione call esercitata da Cetelem S.A. venga ritenuta nulla e/o inefficace e/o annullata.
In data 11 luglio 2007 Banca CR Firenze S.p.A. ha acquisito da BNP Paribas Lease Group S.A. un ulteriore 43,54% del capitale di Centro Leasing Banca S.p.A. che ha fatto salire la partecipazione di Banca CR Firenze al 77,46% determinando l'ingresso nel Gruppo di Centro Leasing Banca S.p.A., delle sue controllate e di Centro Factoring S.p.A. come meglio descritto nella relazione sulla gestione consolidata.
La relazione informativa sul governo societario ai sensi dell'articolo 89-bis del Regolamento Emittenti Consob, contenente anche le informazioni richieste dall'articolo 123-bis del TUF, sarà disponibile sul sito internet della società www.bancacrfirenze.it. Vi si accederà scegliendo in sequenza le sezioni Investor Relations – Company Overview - Corporate Governance.

Gli eventi successivi alla data di chiusura dell'esercizio

L'Ente Cassa di Risparmio di Firenze, la Fondazione Cassa di Risparmio della Spezia, la Fondazione Cassa di Risparmio di Pistoia e Pescia e la SO.FI.BA.R. S.p.A. (Gruppo CR Ravenna) quali parti venditrici, da una parte, e Intesa Sanpaolo S.p.A. quale acquirente, dall'altra, hanno stipulato, il 26 luglio 2007, accordi finalizzati all'acquisizione da parte di quest'ultima del controllo della Banca.
Tale circostanza è stata resa pubblica attraverso i comunicati obbligatori ai sensi dell'art. 114 del D. Lgs. 58/1998.
L'operazione si articolerà in più fasi, per ognuna delle quali sono stati convenuti i termini in cui gli azionisti eserciteranno le loro facoltà nel governo societario di Banca CR Firenze S.p.A.
La prima fase ha preso inizio dal momento della stipulazione degli accordi ed è stata indirizzata all'effettuazione dell'operazione di permuta fra le azioni Intesa Sanpaolo S.p.A. che la stessa società ha acquisito ai sensi dell'art. 2357 c.c. e dell'art. 132 D. Lgs. 58/1998 e le azioni Banca CR Firenze S.p.A. di proprietà delle parti venditrici, operazione destinata a portare Intesa Sanpaolo S.p.A.

al controllo della Banca. La permuta ha avuto luogo dopo la data di chiusura dell'esercizio e precisamente il 29 gennaio 2008; in tale data Intesa Sanpaolo ha acquisito 334.090.969 azioni Banca CR Firenze S.p.A., pari a circa il 40,3% del capitale sociale della stessa, dando in cambio alle parti venditrici complessivamente 398.904.617 azioni ordinarie Intesa Sanpaolo di proprietà della stessa società, sulla base di un rapporto di scambio pari a 1,194 azioni ordinarie Intesa Sanpaolo per ciascuna azione Banca CR Firenze.
Dopo l'operazione di permuta la principali interessenze sono di seguito rappresentate.

Socio	n° azioni	quota
Intesa Sanpaolo S.p.A.	487.989.633	58,881%
Ente Cassa di Risparmio di Firenze	85.276.948	10,290%
BNP Paribas S.A.	54.258.162	6,547%
Altri (Mercato)	201.247.990	24,283%
Totale	**828.772.733**	**100,000%**

Intesa Sanpaolo - per effetto della quota già detenuta e della predetta permuta – è giunta pertanto a detenere il 58,9% del capitale di Banca CR Firenze S.p.A. ed ha quindi lanciato un'OPA Obbligatoria, ai sensi dell'art. 106 del TUF, sul capitale di Banca CR Firenze non detenuto. E' stato altresì previsto negli accordi che l'Ente Cassa di Risparmio di Firenze non aderisca all'OPA, mantenendo una quota del 10,3% in Banca CR Firenze.
L'OPA prevede un corrispettivo in denaro, ad un prezzo di 6,735 euro per azione.
Dopo l'acquisizione del controllo da parte di Intesa Sanpaolo S.p.A., l'Ente Cassa di Risparmio di Firenze manterrà una quota di minoranza nella Banca, posizione cui sarà garantita, tramite clausole statutarie ed accordi parasociali, una significativa rilevanza nel governo societario della Banca stessa.
I due soci in questione hanno disciplinato tale seconda fase, indirizzata verso l'effettuazione di operazioni finalizzate alla revoca della quotazione sui mercati regolamentati delle azioni Banca CR Firenze, stipulando appositi accordi contenenti anche le linee d'indirizzo generali dell'appartenenza della Banca al Gruppo Intesa Sanpaolo.
All'interno di tali accordi è stata convenuta anche la futura stipulazione di un ulteriore accordo fra gli stessi soci che regolerà i reciproci rapporti nella terza fase, cioè dopo che al governo societario della Banca non sarà più applicabile la disciplina delle società con azioni quotate.
Il Gruppo Banca CR Firenze confluirà nel Gruppo Intesa Sanpaolo beneficiando delle opportunità di sviluppo e di efficienze operative derivanti dall'inserimento in uno dei maggiori gruppi bancari europei e valorizzando la propria presenza sul territorio di riferimento dell'Italia Centrale.
Il Gruppo Banca CR Firenze avrà il presidio in esclusiva di Toscana e Umbria, cui si aggiungeranno la Liguria orientale (provincia di La Spezia), la provincia di Viterbo, la provincia di Ascoli e l'area di Fano. Verranno trasferiti al Gruppo Banca CR Firenze, a valori di mercato e con modalità da definire, la partecipazione di Intesa Sanpaolo in Intesa Casse del Centro S.p.A. nonché le filiali e i centri imprese del Gruppo Intesa Sanpaolo presenti nel territorio di pertinenza. Il Gruppo Banca CR Firenze manterrà inoltre l'attuale presenza in Emilia Romagna e a Roma e provincia e post integrazione di Intesa Casse del Centro sarà leader nel centro Italia con quasi 1.000 sportelli. A questo riguardo si segnala che l'Autorità Garante per la Concorrenza ed il Mercato ha condizionato il nulla-osta all'effettuazione dell'operazione, tra l'altro, alla riduzione della presenza del nuovo Gruppo nelle province di La Spezia, Pistoia e Terni tramite la cessione di, rispettivamente, 15, 3 e 11 sportelli nelle citate province.
Banca CR Firenze avrà la direzione e il coordinamento - per conto della Capogruppo Intesa Sanpaolo e nell'ambito delle sue politiche generali - delle banche commerciali presenti nel territorio di riferimento.
Il Gruppo Banca CR Firenze manterrà, nell'ambito delle politiche generali del Gruppo Intesa Sanpaolo, i propri marchi e autonomie commerciali e creditizie allineate al modello del Gruppo.
Verranno utilizzate le strutture specialistiche del Gruppo Intesa Sanpaolo per le attività di corporate finance, investment banking, public finance, asset management e private banking; sarà inoltre creato in Toscana un centro di eccellenza al servizio del Gruppo.
L'operazione ha avuto anche riflessi sulla composizione degli organi societari: il Rag. Bussolotto ha rassegnato le proprie dimissioni dalla carica di componente del C.d.A. e del Comitato Esecutivo a causa di sopraggiunta incompatibilità con la posizione di componente del Consiglio di Sorveglianza della controllante Intesa Sanpaolo S.p.A.; il Presidente del Collegio Sindacale, Dott. Muratori, ed il Sindaco Supplente Avv. Falbo si sono dimessi dalle rispettive cariche per sopraggiunta incompatibilità delle stesse con le posizioni da questi ricoperte all'interno di società del Gruppo Intesa Sanpaolo e di conseguenza il Dott. Fiori, quale componente anziano del Collegio, ai sensi del 2° comma dell'art. 2401 c.c. è subentrato nella posizione di Presidente ed il Dott. Mancini ha assunto la qualifica di componente effettivo del Collegio stesso. Tali avvicendamenti avranno efficacia fino all'Assemblea di approvazione del bilancio 2007.

L'evoluzione prevedibile della gestione nell'esercizio 2008

Le più recenti previsioni sull'andamento dell'economia nel 2008 confermano le tendenze emerse nel 2007 con un rallentamento sia del tasso di crescita del PIL mondiale, sia del commercio internazionale. Il clima di fiducia dei consumatori continua a diminuire per effetto del deterioramento delle aspettative riguardo la situazione prospettica dell'economia, anche alla luce delle tensioni sui mercati finanziari e sul prezzo del petrolio. Le prospettive di crescita in Italia per il 2008 evidenziano un tendenziale rallentamento, determinato soprattutto dalla flessione dei consumi delle famiglie, degli investimenti in costruzioni e delle esportazioni. Complessivamente l'economia italiana evidenzia una crescita rallentata rispetto ai principali partners europei. Il tasso di crescita del PIL è infatti previsto al +1,1%, contro il +1,7% dell'Area UEM.
Per quanto riguarda le singole componenti della domanda aggregata le principali evidenze delle nuove previsioni risultano essere:

- rallentamento della crescita delle esportazioni, con un tasso di sviluppo stimato per il 2008 pari a +1,7%, derivante dal peggioramento delle condizioni competitive delle nostre merci, in conseguenza del previsto mantenimento del cambio Euro/Dollaro sugli attuali livelli, e della minore espansione della domanda proveniente dai mercati di sbocco;
- flessione degli investimenti in costruzioni, con una dinamica attesa nel 2008 del +1,5%, per effetto del venir meno del lunghissimo ciclo espansivo che li ha caratterizzati;

- crescita degli investimenti in macchinari e attrezzature, con una dinamica attesa nel 2008 del +2,2%, per i quali nonostante la debolezza della domanda non verranno meno le esigenze di ristrutturazione volte a rafforzare la posizione competitiva delle imprese in un contesto di buona redditività e sgravi fiscali;
- dinamica meno favorevole della spesa delle famiglie, prevista attestarsi al +1,2%, sulla quale si riflettono il maggior costo del denaro rispetto al passato, la necessità di far fronte agli investimenti immobiliari sostenuti in precedenza e l'incertezza sulla ricchezza pensionistica.

Per quanto riguarda le Banche, le più recenti previsioni per il 2008 mostrano un rallentamento della dinamica degli impieghi. Nel comparto mutui viene prevista una crescita ancora vivace ma in contrazione per il venir meno dell'effetto trainante della spesa delle famiglie. A fine 2008 il tasso di crescita degli impieghi è previsto al +8,0%, con un rallentamento sia della componente a breve che di quella sulle scadenze più lunghe. La tendenza all'aumento dei crediti in sofferenza è confermata anche per il 2008 seppur bilanciata da una maggiore cautela nella concessione di affidamenti.

Le previsioni per il 2008 confermano, anche la raccolta diretta, il rallentamento con un tasso di crescita previsto al +6,8%. Alla crescita meno sostenuta dei conti correnti e dei pronti contro termine si accompagnerà una dinamica delle emissioni obbligazionarie ancora più elevata rispetto ai depositi ma in lieve rallentamento rispetto all'ultimo biennio. Infine si dovrebbero registrare ancora flussi positivi per la raccolta sull'estero, peraltro in rallentamento rispetto al più recente passato.

A partire dal 2008 gli stock di risparmio gestito dovrebbero riprendere a crescere per effetto di deflussi più contenuti nel comparto dei fondi comuni e di una raccolta netta positiva nel comparto delle gestioni patrimoniali; le previsioni evidenziano infatti un tasso di crescita per il 2008 pari a +3,4% con un contributo dei fondi e delle gestioni patrimoniali che continueranno, tuttavia, ad evidenziare un andamento negativo della componente in fondi.

Le previsioni risentono di un elevato grado di incertezza in quanto la crescita del mercato si ritiene possa dipendere, anche in misura rilevante, dall'evoluzione dei comportamenti degli operatori nella fase di attuazione della Direttiva MIFID.

Le previsioni per il 2008, infine, evidenziano un livello medio dei tassi interbancari, in leggero rialzo rispetto al 2007.

I dati di prechiusura per l'anno 2007 evidenziano, alla luce della vivacità dei volumi intermediati, una crescita del margine di interesse in lieve rallentamento rispetto al dato del 2006. Le previsioni per il 2008 evidenziano un tasso di crescita atteso del margine d'interesse pari al 6,0%. Tale risultato sconta, in un contesto di rallentamento dei volumi, da un lato la maggiore vivacità dei margini di intermediazione tradizionale sulla clientela, dall'altro il peggioramento del margine sull'estero. Il margine d'interesse dovrebbe beneficiare dell'ampliamento del mark-up sui finanziamenti, che risulterà tuttavia in parte contrastato dalla riduzione del mark-down: la necessità di adeguare maggiormente la struttura di pricing all'effettivo grado di rischio, rafforzata dalla crisi dei sub-prime americani contestualmente all'adozione dei criteri di Basilea II, e la maggiore onerosità della raccolta, favoriranno dunque la ricomposizione dello spread verso il mark-up.

Nel 2008 l'aggregato degli altri ricavi netti dovrebbe recuperare complessivamente una dinamica positiva, risultato di tendenze diverse nelle singole componenti: i ricavi connessi ai servizi di gestione e intermediazione del risparmio dovrebbero presentare nel 2008 una contrazione, mentre gli altri ricavi da servizi dovrebbero evidenziare una crescita più sostenuta.

I dati previsionali per il 2008 evidenziano un'accelerazione dei costi operativi con tasso di crescita previsto al +5,0%. Le spese per il personale sono previste in crescita per l'aumento dei salari determinato dal recente rinnovo contrattuale per i dipendenti e l'aggravio degli oneri destinati all'attuazione dei piani di esodo e di riqualificazione del personale conseguenti alle crescenti fusioni tra gruppi bancari. Per le altre spese amministrative l'incremento potrebbe scontare ancora i maggiori oneri dovuti alle integrazioni fra primari istituti bancari, i cui impatti dovrebbero interessare principalmente le voci di spesa legate ai sistemi informatici e l'accentramento delle strutture direzionali e di back office.

L'utile netto, sulla base degli elementi sopra esaminati, dovrebbe risultare sostanzialmente stabile nel 2008, tenendo tuttavia presente l'opportunità di procedere ad un incremento delle rettifiche di valore nette su crediti per effetto della maggiore attenzione al rischio di controparte.

In Toscana le difficoltà emerse nell'ultima parte del 2007 si approfondiranno nel 2008 quando alla persistenza delle tensioni sui mercati internazionali, si assoceranno anche criticità sul fronte della domanda interna. Le esportazioni verso l'estero è previsto che mantengano un profilo di crescita molto basso anche per effetto del previsto mantenimento del cambio Euro/Dollaro sugli attuali livelli. I consumi delle famiglie, che pur hanno sostenuto la domanda nel corso del 2007, avvertiranno inevitabilmente le conseguenze della crisi finanziaria; il crescente indebitamento cui si sono sottoposte anche le famiglie toscane avrà evidenti conseguenze sulle capacità di spesa. L'aumento della propensione al consumo, che aveva caratterizzato gli ultimi anni e che aveva consentito aumenti della spesa delle famiglie anche in presenza di un reddito disponibile stagnante, subirà una frenata, così che viene previsto che nel 2008 i consumi possano aumentare meno dell'aumento del PIL. Anche gli investimenti potrebbero risentire anch'essi della maggiore cautela con cui le banche erogheranno il credito. La spesa pubblica continuerà a crescere in misura contenuta anche perché una parte crescente delle risorse prelevate dalla Pubblica Amministrazione dovrà andare a remunerare interessi sul debito che si prevedono in aumento.

L'insieme di queste componenti della domanda finale favorirà una crescita del PIL intorno al +1,4%: un tasso di crescita che torna ad abbassarsi, posizionandosi ancora ben al di sotto del tasso di crescita di lungo periodo dell'economia toscana. Analoghe considerazioni, con effetti complessivi sul PIL mediamente pari a quello sopra indicato per la Toscana, possono farsi per le Province delle altre Regioni in cui opera il Gruppo Banca CR Firenze.

Le più recenti previsioni per le banche con raccolta a breve termine, evidenziano per il 2008, nelle province di operatività del Gruppo un trend di crescita degli impieghi economici complessivamente inferiore al dato medio nazionale, mentre per la raccolta diretta si prevede una crescita complessiva superiore rispetto al dato nazionale. Il Risparmio Gestito, infine, dovrebbe manifestare un trend di crescita solo leggermente inferiore al dato medio nazionale.

Nel corso del 2008 la dinamica della componente credito al consumo gestita direttamente da banche generaliste dovrebbe evidenziare un'accelerazione riflettendo la maggiore attenzione da parte del sistema verso un prodotto, che pur a fronte di aspettative di lieve riduzione della redditività marginale, continuerà a rappresentare una leva importante in termini di gestione della relazione con il cliente famiglia. La dinamica dei volumi attesa sulle società specializzate viene invece confermata in rallentamento, in relazione principalmente all'attività di servicing nei riguardi delle banche generaliste. Gli operatori in questione dovrebbero quindi caratterizzarsi per una offerta sempre più focalizzata su servizi collaterali ai prodotti del comparto.

Nel comparto del Leasing le previsioni per il 2008 confermano il trend crescente dello scorso anno. Il settore immobiliare potrebbe beneficiare dell'atteso maggiore ricorso al leasing da parte della Pubblica Amministrazione per la realizzazione, l'acquisizione o il completamento delle opere pubbliche. Il mercato dell'auto dovrebbe avvantaggiarsi dei chiarimenti intervenuti ad agosto sul trattamento fiscale delle auto aziendali. Da un'analisi del mercato risulta come i settori che potrebbero divenire un ulteriore volano di crescita del leasing sono, oltre all'operatività con la Pubblica Amministrazione, quello degli impianti di energia rinnovabile ed i beni immateriali quali, ad esempio, i marchi. Dall'altro lato, le disposizioni introdotte nella Finanziaria 2008 che prevedono l'allungamento della durata minima

dei contratti di locazione finanziaria per un periodo pari ai due terzi dell'ammortamento del bene in oggetto potrebbero, almeno in una fase iniziale, contribuire a contenere la dinamica del mercato.
Per quanto riguarda il Factoring, l'introduzione di Basilea II potrebbe porre delle criticità per l'operatività delle società di factoring in termini di mancato riconoscimento da parte di Banca d'Italia delle assicurazioni ai fini di mitigazione del rischio di credito oltre che per la definizione di default che non sembra adattarsi pienamente alle operazioni di factoring. D'altro canto, la nuova normativa di vigilanza costituirà una opportunità per la diffusione del factoring anche tra le imprese di dimensione medio piccola, e soprattutto tra quelle che detengono un portafoglio crediti poco rischioso: queste potranno infatti beneficiare sia di una riduzione del pricing dell'operazione, dovuta alla riduzione dell'assorbimento patrimoniale per il factor, sia, nel caso di ricorso al factoring pro soluto, della mitigazione del proprio rischio di credito.
Nell'ambito delle attese di scenario sopra indicate, riteniamo anche per l'esercizio 2008 di poter contare sul forte radicamento territoriale del Gruppo, sulla pluralità di società bancarie e non bancarie che lo compongono, sui prodotti, sulla clientela, sulla consolidata capacità relazionale, elementi tutti che, nell'ambito del nuovo Gruppo di appartenenza verranno potenziati ed esaltati da sinergie di scala e di scopo di cui trarranno vantaggio i clienti, innestando inevitabilmente un circolo virtuoso che svilupperà le nostre capacità concorrenziali con un'offerta ed una capacità di risposta alle esigenze della clientela sempre più incisiva.

Proposta di approvazione del bilancio e di destinazione dell'utile da ripartire

Signori azionisti,
prima di passare alla proposta di approvazione del bilancio della Banca al 31 dicembre 2007 e di destinazione dell'utile dell'esercizio chiuso a tale data da ripartire, Vi ricordiamo che in data 5 marzo 2007 ha avuto luogo l'accorpamento di azioni deliberato dall'Assemblea Straordinaria del 27 aprile 2006, che ha comportato l'attribuzione di n. 3 azioni del valore nominale di 1,00 euro al posto di n. 5 azioni del precedente valore nominale di 0,60 euro.
Premesso quanto sopra, Vi invitiamo pertanto ad approvare il bilancio della Banca al 31 dicembre 2007, corredato dalla Relazione sulla gestione e costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario, dalla nota integrativa e dai relativi allegati predisposti dal Consiglio di Amministrazione, che espone un utile netto di 150.213.760,16 euro relativo all'esercizio chiuso a tale data; in proposito Vi precisiamo che tale utile netto include un importo, pari ad 319.681,57 euro e corrispondente alle plusvalenze su attività materiali detenute ai fini di investimento iscritte nel conto economico, al netto del relativo effetto fiscale, che ai sensi dell'articolo 6 del Decreto Legislativo n. 38 del 28 febbraio 2005 ("Decreto IAS") risulta indisponibile e non è pertanto distribuibile fino al momento del realizzo delle attività che hanno originato le suddette plusvalenze. Vi proponiamo pertanto la seguente ripartizione dell'utile dell'esercizio 2007, che prevede di assegnare 0,13 euro ad ogni azione che alla data di "stacco-cedola" - 26 maggio 2008 - avrà diritto alla percezione del dividendo:

• alla riserva legale in misura pari al cinque per cento dell'utile d'esercizio, come richiesto dal Codice Civile e previsto dall'articolo 21, lettera a), dello Statuto	€ 7.510.688,01
• alle altre riserve, di cui:	
ad una riserva indisponibile ai sensi dell'articolo 6 del "Decreto IAS"	€ 319.681,57
ad incremento del patrimonio netto	€ 33.169.630,42
• ai titolari delle azioni in circolazione, in ragione di 0,13 euro per ogni azione posseduta (data di "stacco-cedola" 26 maggio 2008 - data di pagamento 29 maggio 2008)	€ 107.748.682,21
• a disposizione dell'Assemblea per essere erogati per gli scopi determinati dalla stessa (massimo 2% dell'utile netto, ai sensi dell'articolo 21, lettera c), dello Statuto)	€ 1.465.077,95

Se la proposta di approvazione del bilancio e di ripartizione dell'utile dell'esercizio sarà da Voi accolta secondo quanto sopra illustrato, i valori delle voci che compongono il patrimonio netto contabile della Banca risulteranno i seguenti:

- Capitale sociale	€ 828.836.017,00
- Sovrapprezzi di emissione	€ 102.248.332,97
- Riserva legale	€ 155.842.313,20
- Riserva statutaria	€ 10.587.572,61
- Altre riserve	€ 331.863.428,49
Totale patrimonio netto contabile	€ 1.429.377.664,27

Il Consiglio di Amministrazione di Banca CR Firenze S.p.A.

STRUTTURA E ALLEGATI AL BILANCIO DELL'IMPRESA

INTRODUZIONE

Banca CR Firenze S.p.A. ("Banca") è tenuta a predisporre il bilancio dell'impresa in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione".

Il bilancio dell'esercizio 2007 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata, nonché dai seguenti allegati:
- elenco delle attività finanziarie disponibili per la vendita ("AFS"), costituite da partecipazioni minoritarie acquisite ai fini di investimento, detenute alla data di chiusura dell'esercizio;
- elenco delle obbligazioni convertibili;
- rendiconto annuale dei Fondi di Previdenza Integrativa ("FIP") senza autonoma personalità giuridica;
- rendiconto annuale del Fondo Pensione Aperto a contribuzione definita "CRF Previdenza";
- elenco degli immobili di proprietà alla data di chiusura dell'esercizio;
- elenco degli incarichi assegnati alla società di revisione PricewaterhouseCoopers S.p.A.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi di bilancio sono redatti in unità di euro, così come gli allegati sopra indicati, mentre la nota integrativa è redatta in milioni di euro, poiché il totale attivo della Banca supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi dell'esercizio precedente.

Il bilancio della Banca al 31 dicembre 2007 viene sottoposto, unitamente al bilancio consolidato del Gruppo Banca CR Firenze ("Gruppo"), a revisione contabile a cura della società di revisione PricewaterhouseCoopers S.p.A., in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

STATO PATRIMONIALE
(importi in euro)

	Voci dell'attivo	31 dicembre 2007	31 dicembre 2006
10.	Cassa e disponibilità liquide	170.339.938	143.745.481
20.	Attività finanziarie detenute per la negoziazione	95.932.641	78.740.701
40.	Attività finanziarie disponibili per la vendita	2.172.640.793	1.942.846.280
60.	Crediti verso banche	1.988.921.344	1.706.474.652
70.	Crediti verso clientela	10.995.585.806	10.150.322.368
80.	Derivati di copertura	2.990.780	4.022.411
100.	Partecipazioni	1.060.003.016	904.045.360
110.	Attività materiali	246.268.717	251.822.206
120.	Attività immateriali	99.980.734	97.703.882
	di cui:		
	- avviamento	88.866.893	87.079.627
130.	Attività fiscali	83.802.673	93.476.862
	a) correnti	*31.596.426*	*29.977.027*
	b) anticipate	*52.206.247*	*63.499.835*
140.	Attività non correnti e gruppi di attività in via di dismissione		153.761.875
150.	Altre attività	317.516.185	255.194.462
	Totale dell'attivo	**17.233.982.627**	**15.782.156.540**

	Voci del passivo e del patrimonio netto	31 dicembre 2007	31 dicembre 2006
10.	Debiti verso banche	2.024.645.316	1.028.892.227
20.	Debiti verso clientela	8.246.312.641	8.026.109.282
30.	Titoli in circolazione	4.405.786.090	4.143.586.563
40.	Passività finanziarie di negoziazione	56.074.256	50.416.619
60.	Derivati di copertura	33.532.263	27.446.718
80.	Passività fiscali	10.878.869	41.570.857
	a) correnti		*30.588.772*
	b) differite	*10.878.869*	*10.982.085*
90	Passività associate ad attività in via di dismissione		149.410.979
100.	Altre passività	612.774.474	521.778.792
110.	Trattamento di fine rapporto del personale	103.660.000	129.539.647
120.	Fondi per rischi e oneri:	201.849.941	196.884.411
	a) quiescenza e obblighi simili	*147.689.913*	*143.053.615*
	b) altri fondi	*54.160.028*	*53.830.796*
130.	Riserve da valutazione	(27.654.503)	(12.405.802)
160.	Riserve	484.947.817	309.970.853
170.	Sovrapprezzi di emissione	102.208.970	101.309.810
180.	Capitale	828.752.733	827.306.961
200.	Utile (Perdita) d'esercizio (+/-)	150.213.760	240.338.622
	Totale del passivo e del patrimonio netto	**17.233.982.627**	**15.782.156.540**

Si precisa che al 31 dicembre 2006 i valori relativi alle "attività fiscali" ed alle "passività fiscali" correnti sono stati riesposti determinando il saldo del debito per imposte dirette in essere alla data di chiusura dell'esercizio tenendo conto dei relativi acconti versati nel corso dell'anno, in analogia con le modalità di rilevazione contabile adottate per la redazione del bilancio 2007.

CONTO ECONOMICO
(importi in euro)

	Voci	31 dicembre 2007	31 dicembre 2006
10.	Interessi attivi e proventi assimilati	772.697.804	590.569.640
20.	Interessi passivi e oneri assimilati	(391.124.959)	(250.441.925)
30.	**Margine di interesse**	**381.572.845**	**340.127.715**
40.	Commissioni attive	187.538.113	189.223.391
50.	Commissioni passive	(27.090.912)	(23.812.513)
60.	**Commissioni nette**	**160.447.201**	**165.410.878**
70.	Dividendi e proventi simili	79.720.966	83.247.569
80.	Risultato netto dell'attività di negoziazione	17.428.480	25.603.664
90.	Risultato netto dell'attività di copertura	411.973	1.719.534
100.	Utili (perdite) da cessione o riacquisto di:	8.153.108	113.933.652
	b) attività finanziarie disponibili per la vendita	*5.599.799*	*110.792.213*
	d) passività finanziarie	*2.553.309*	*3.141.439*
120.	**Margine di intermediazione**	**647.734.573**	**730.043.013**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(56.537.884)	(43.714.166)
	a) crediti	*(53.832.373)*	*(41.290.807)*
	b) attività finanziarie disponibili per la vendita	*(38.930)*	*(963.752)*
	d) altre operazioni finanziarie	*(2.666.581)*	*(1.459.607)*
140.	**Risultato netto della gestione finanziaria**	**591.196.689**	**686.328.847**
150.	Spese amministrative:	(408.710.771)	(427.407.631)
	a) spese per il personale	*(235.413.505)*	*(261.904.067)*
	b) altre spese amministrative	*(173.297.266)*	*(165.503.564)*
160.	Accantonamenti netti ai fondi per rischi e oneri	(13.242.198)	(20.867.090)
170.	Rettifiche/Riprese di valore nette su attività materiali	(12.990.178)	(12.760.200)
180.	Rettifiche/Riprese di valore nette su attività immateriali	(11.855.491)	(12.953.337)
190.	Altri oneri/proventi di gestione	82.769.640	75.072.023
200.	**Costi operativi**	**(364.028.998)**	**(398.916.235)**
210.	Utili (Perdite) delle partecipazioni	1.826.155	
220.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	517.703	1.244.544
240.	Utili (Perdite) da cessione di investimenti	201.833	1.729.361
250.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**229.713.382**	**290.386.517**
260.	Imposte sul reddito dell'esercizio dell'operatività corrente	(79.499.622)	(56.237.950)
270.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**150.213.760**	**234.148.567**
280.	Utile/(Perdita) delle attività in via di dismissione al netto delle imposte		6.190.055
290.	**Utile (Perdita) d'esercizio**	**150.213.760**	**240.338.622**

Ai fini della redazione del conto economico relativo all'esercizio 2007 i costi ed i ricavi di pertinenza del Fondo Integrativo Pensioni ("FIP"), che presentano complessivamente pari importo e non hanno pertanto alcun impatto sull'utile netto della Banca, sono stati ricondotti nella voce 190 "Altri oneri/proventi di gestione", mentre al 31 dicembre 2006 le suddette componenti risultavano esposte nelle voci di conto economico 10 "Interessi attivi e proventi assimilati", 80 "Risultato netto dell'attività di negoziazione", 100 b) "Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita" e 150 a) "Spese per il personale", per importi rispettivamente pari a circa 4 milioni di euro (ricavi), 4 milioni di euro (ricavi), 2 milioni di euro (costi) e 6 milioni di euro (costi).

PROSPETTO DELLE VARIAZIONI DEL PATRIMONIO NETTO

(importi in euro)

	Esistenze al 31.12.2006	Allocazione risultato esercizio precedente: Riserve	Allocazione risultato esercizio precedente: Dividendi e altre destinazioni	Variazioni dell'esercizio: Variazioni di riserve	Variazioni dell'esercizio – Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 31.12.2007	Patrimonio netto al 31.12.2007
Capitale	827.306.961				1.445.772		828.752.733
a) azioni ordinarie	827.306.961				1.445.772		828.752.733
Sovrapprezzi di emissione	101.309.810				899.160		102.208.970
Riserve	309.970.853	156.081.173		18.895.791			484.947.817
a) di utili	403.532.186	156.081.173		21.416.581			581.029.940
b) altre	(93.561.333)			(2.520.790)			(96.082.123)
Riserve da valutazione	(12.405.802)			(15.248.701)			(27.654.503)
a) disponibili per la vendita	(12.682.480)			(15.580.697)			(28.263.177)
c) attività materiali	276.678			331.996			608.674
Utile (Perdita) di esercizio	240.338.622	(156.081.173)	(84.257.449)			150.213.760	150.213.760
Patrimonio netto	1.466.520.444		(84.257.449)	3.647.090	2.344.932	150.213.760	1.538.468.777

La variazione della voce "Riserve", sottovoce "a) di utili", è rappresentata sostanzialmente dalla plusvalenza netta di circa 21 milioni di euro realizzata in seguito alla cessione di dieci filiali alla Cassa di Risparmio della Spezia S.p.A., che in base a quanto richiesto dalle recenti interpretazioni dei principi IAS/IFRS è stata imputata direttamente al patrimonio netto.

RENDICONTO FINANZIARIO

Metodo indiretto

(importi in euro)

A. ATTIVITA' OPERATIVA	Importo	
	31 dicembre 2007	31 dicembre 2006
1. Gestione	**341.117.561**	**389.449.318**
- risultato d'esercizio (+/-)	150.213.760	240.338.622
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al *fair value* (-/+)	3.973.475	(1.321.086)
- plus/minusvalenze su attività di copertura (-/+)	(411.973)	(1.719.534)
- rettifiche/riprese di valore nette per deterioramento (+/-)	77.555.124	64.406.834
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	24.327.966	25.713.537
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	13.242.198	20.867.090
- imposte e tasse non liquidate (+)	79.499.622	70.720.601
- rettifiche/riprese di valore nette dei gruppi di attività in via di dismissione al netto dell'effetto fiscale (-/+)		748.521
- altri aggiustamenti (+/-)	(7.282.611)	(30.305.266)
2. Liquidità generata/assorbita dalle attività finanziarie	**(1.288.219.926)**	**(1.976.481.288)**
- attività finanziarie detenute per la negoziazione	(21.165.415)	55.160.858
- attività finanziarie disponibili per la vendita	(229.833.443)	(211.783.648)
- crediti verso banche	(282.446.693)	(216.568.754)
- crediti verso clientela	(920.113.051)	(1.384.686.716)
- altre attività	165.338.676	(218.603.028)
3. Liquidità generata/assorbita dalle passività finanziarie	**1.207.588.970**	**1.614.066.748**
- debiti verso banche	995.753.089	(162.334.807)
- debiti verso clientela	220.203.359	998.364.628
- titoli in circolazione	266.819.395	526.344.165
- passività finanziarie di negoziazione	5.657.637	14.229.830
- altre passività	(280.844.510)	237.462.932
Liquidità netta generata/assorbita dall'attività operativa	**260.486.605**	**27.034.778**
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da	**30.423.299**	**16.044.530**
- vendite di partecipazioni	56.000	13.339.233
- vendite di attività materiali	840.534	2.705.297
- vendite di società controllate e di rami d'azienda	29.526.765	
2. Liquidità assorbita da	**(180.057.999)**	**(67.742.303)**
- acquisti di partecipazioni	(155.999.814)	(52.687.902)
- acquisti di attività materiali	(7.405.053)	(6.411.101)
- acquisti di attività immateriali	(12.345.076)	(8.643.300)
- acquisti di rami d'azienda	(4.308.056)	
Liquidità netta generata/assorbita dall'attività d'investimento	**(149.634.700)**	**(51.697.774)**
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie		146.300.155
- distribuzione dividendi e altre finalità	(84.257.449)	(60.531.402)
Liquidità netta generata/assorbita dall'attività di provvista	**(84.257.449)**	**85.768.753**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**26.594.457**	**61.105.757**

LEGENDA

(+) generata

(-) assorbita

RICONCILIAZIONE

Voci di bilancio	Importo	
	31 dicembre 2007	31 dicembre 2006
Cassa e disponibilità liquide all'inizio dell'esercizio	**143.745.481**	**82.639.724**
Liquidità totale netta generata/assorbita nell'esercizio	**26.594.457**	**61.105.757**
Cassa e disponibilità liquide alla chiusura dell'esercizio	**170.339.938**	**143.745.481**

Nota integrativa

Parte A – POLITICHE CONTABILI

A.1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio di Banca CR Firenze SpA per l'esercizio 2007 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board* ("IASB"), adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni dell'*International Financial Reporting Interpretations Commitee* ("IFRIC").

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti del bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione:* ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione:* è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio precedente:* gli schemi ed i prospetti del bilancio riportano i valori dell'esercizio precedente, eventualmente adattati per assicurare la loro comparabilità.

Sezione 3 - Eventi successivi alla data di riferimento del bilancio

Nella presente Sezione devono essere riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria della Banca, in proposito si precisa che alla luce dei dati e delle informazioni attualmente disponibili, in aggiunta a quanto descritto nella relazione sulla gestione non risultano eventi da riportare nella presente Sezione.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. *Attività finanziarie detenute per la negoziazione*

(a) Criteri di iscrizione
L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al *fair value*, inteso come costo dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione
Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura),

inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. *Attività finanziarie disponibili per la vendita*

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al *fair value*, inteso come costo di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.

I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.

Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.

Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.

All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al *fair value*, inteso come costo, comprensivo degli eventuali costi e proventi direttamente attribuibili.. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione

La Banca non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.

Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione

I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza"; eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. *Crediti*

(a) Criteri di iscrizione

La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.

(b) Criteri di classificazione
Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione
Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:
1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:
a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:
1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione
I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. Attività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*.

6. Operazioni di copertura

(a) Criteri di iscrizione
Le relazioni di copertura sono di tre tipi:
1) copertura di *fair value*: una copertura dell'esposizione alle variazioni di *fair value* di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile a un rischio particolare e potrebbe influenzare il conto economico;
2) copertura di un flusso finanziario: una copertura dell'esposizione alla variabilità dei flussi finanziari che è attribuibile ad un particolare rischio associato a una attività o passività rilevata (quali tutti o solo alcuni pagamenti di interessi futuri su un debito a tassi variabili) o a una programmata operazione altamente probabile e che potrebbe influire sul conto economico;
3) copertura di un investimento netto in una gestione estera.

Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione
Le operazioni di copertura sono finalizzate a neutralizzare potenziali perdite attribuibili a rischi di mercato e/o rischi di tasso rilevabili su un determinato elemento o gruppo di elementi, ai quali sono esposti gli strumenti finanziari oggetto di copertura.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione

Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione, per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.

Nel caso di copertura di flussi finanziari, le variazioni di *fair value* del derivato sono imputate a patrimonio netto per la quota efficace della copertura; le coperture di un investimento in valuta seguono le regole contabili previste per le coperture di flussi finanziari.

La valutazione dell'efficacia della coperture è effettuata ad ogni chiusura di bilancio o di situazione infrannuale utilizzando:

- test prospettici, che giustificano l'applicazione della contabilizzazione di copertura, in quanto dimostrano la sua efficacia attesa;
- test retrospettivi, che evidenziano il grado di efficacia della copertura raggiunto nel periodo cui si riferiscono e in altre parole misurano quanto i risultati effettivi si siano discostati dalla copertura perfetta.

(d) Criteri di cancellazione

Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia; se le verifiche non confermano l'efficacia della copertura, da quel momento la contabilizzazione di tali operazioni, secondo quanto sopra esposto, viene interrotta, il contratto derivato di copertura viene riclassificato tra gli strumenti di negoziazione e lo strumento finanziario coperto riacquisisce il criterio di valutazione corrispondente alla sua classificazione di bilancio.

(e) Criteri di rilevazione delle componenti reddituali

Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati".

Nella copertura di flussi finanziari, le variazioni di *fair value* del derivato sono rilevate a conto economico solo quando, con riferimento alla posta coperta, si manifesta la variazione dei flussi di cassa da compensare o se la copertura risulta inefficace.

7. Partecipazioni

(a) Criteri di iscrizione

Le partecipazioni sono iscritte al costo di acquisto o di sottoscrizione, determinato con il metodo LIFO a scatti annuale, ovvero al valore rilevato al momento del conferimento effettuato ai sensi della Legge n. 218/1990 ("Legge Amato").

(b) Criteri di classificazione

Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* e nelle società controllate e collegate, sulle quali viene esercitata un'influenza significativa nell'ambito del Gruppo di appartenenza; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti. L'esistenza di influenza notevole è solitamente segnalata dal verificarsi di una o più delle seguenti circostanze: la rappresentanza nel consiglio di amministrazione od organo equivalente della partecipata, la partecipazione nel processo decisionale, inclusa la partecipazione alle decisioni in merito ai dividendi o ad altro tipo di distribuzione degli utili, il verificarsi di rilevanti operazioni tra partecipante e partecipata, l'interscambio di personale dirigente e la fornitura di informazioni tecniche essenziali.

(c) Criteri di valutazione

Le partecipazioni sono valutate al costo, come sopra determinato, che viene annualmente sottoposto ad *impairment test* per verificare l'esistenza di eventuali perdite durature di valore, mediante l'analisi prospettica della situazione economica, patrimoniale e finanziaria della partecipata.

(d) Criteri di cancellazione

Le partecipazioni vengono cancellate dallo stato patrimoniale al venir meno dei diritti sui flussi finanziari delle attività stesse o quando l'attività viene ceduta trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali

I dividendi vengono contabilizzati nel periodo in cui ne è deliberata la distribuzione, mentre le plusvalenze o minusvalenze da cessione vengono registrate tra gli "utili/perdite delle partecipazioni" nel periodo in cui avviene il perfezionamento del relativo contratto; in tale voce vengono inoltre rilevate, nel periodo di competenza, le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment*.

8. Attività materiali

(a) Criteri di iscrizione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione

Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice.

(c) Criteri di valutazione

Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale; il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, viene scorporato dal valore contabile degli immobili da ammortizzare, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; in accordo con quanto previsto dai principi IAS/IFRS, la durata di tale vita utile viene verificata alla fine di ogni anno solare. Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo a stime peritali effettuate da un tecnico iscritto nell'apposito Albo Professionale.

(d) Criteri di cancellazione

Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali

Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali", mentre i profitti e le perdite derivanti dalla cessione di tutti i beni materiali vengono iscritti nella voce "utili/perdite da cessione di investimenti".

9. Attività immateriali

(a) Criteri di iscrizione

Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.

Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione

Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione

Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.

La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività della Banca, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione

Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali"; i profitti e le perdite derivanti dalla cessione di beni immateriali vengono iscritti nella voce "utili/perdite da cessione di investimenti".

10. Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto sono posseduti in attesa di essere alienati e singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali
I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività; il saldo positivo o negativo dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nell'apposita voce del conto economico.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione
La rilevazione degli effetti relativi alle imposte correnti, anticipate e differite viene effettuata applicando le aliquote di imposta vigenti. Le imposte sul reddito sono rilevate nel conto economico ad eccezione di quelle relative a poste addebitate od accreditate direttamente a patrimonio netto. L'accantonamento per imposte sul reddito è determinato in base ad una prudenziale previsione dell'onere fiscale corrente, di quello anticipato e di quello differito ed è iscritto al lordo degli acconti versati e degli altri crediti d'imposta per ritenute subite. Le imposte anticipate e differite vengono determinate, senza limiti temporali, in base alle differenze temporanee tra il valore attribuito ad un'attività o ad una passività secondo i criteri di redazione del bilancio ed i corrispondenti valori assunti ai fini fiscali.
Le attività per imposte anticipate vengono iscritte in bilancio nella misura in cui esiste la probabilità del loro recupero, valutata sulla base della capacità della società interessata o del complesso delle società aderenti, per effetto dell'esercizio dell'opzione relativa al consolidato fiscale, di generare con continuità redditi imponibili positivi.
Le passività per imposte differite vengono iscritte in bilancio, con le sole eccezioni delle riserve in sospensione d'imposta, in quanto l'ammontare delle riserve disponibili già assoggettate a tassazione consente ragionevolmente di ritenere che non saranno effettuate d'iniziativa operazioni che comportino la tassazione. Le imposte anticipate e differite vengono contabilizzate a livello patrimoniale a saldi aperti e senza effettuare compensazioni, includendo le prime nella voce "attività fiscali" e le seconde nella voce "passività fiscali". Le attività e le passività iscritte per imposte anticipate e differite vengono sistematicamente valutate per tenere conto sia di modifiche intervenute nelle norme o nelle aliquote, sia di eventuali diverse situazioni soggettive della società.

(e) Criteri di rilevazione delle componenti reddituali
Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto in quanto collegate a transazioni i cui risultati interessano direttamente il patrimonio netto.

12. Fondi per rischi e oneri

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione
I fondi per rischi e oneri esprimono passività aventi natura certa o probabile, di cui sia incerto l'ammontare o il tempo dell'assolvimento; tali fondi sono costituiti da:

a) Fondi di quiescenza
I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici o contributi definiti assunta alla data di chiusura dell'esercizio;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano a benefici definiti alla data di chiusura dell'esercizio.

b) Altri fondi per rischi ed oneri
Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali, originate da un evento passato, per le quali possa essere effettuata una stima attendibile dell'ammontare del presumibile esborso di risorse economiche per l'adempimento dell'obbligazione stessa; laddove l'elemento temporale sia significativo, i suddetti accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali
Gli accantonamenti a fronte dei fondi di quiescenza sono iscritti nella voce "spese amministrative – spese per il personale", mentre le componenti economiche legate alla gestione finanziaria dei suddetti fondi vengono rilevate all'interno della voce "altri oneri/proventi di gestione"; gli accantonamenti relativi agli altri fondi per rischi e oneri e gli eventuali esuberi di fondi precedentemente costituiti vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri".

13. Debiti e titoli in circolazione

(a) Criteri di iscrizione
La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dell'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo. Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico. Le movimentazioni in entrata e uscita delle predette passività per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo. Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo. Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(b) Criteri di classificazione
I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione
Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione
Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione

(a) Criteri di iscrizione
(c) Criteri di valutazione

(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali
Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.
b) Criteri di classificazione
Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value.*

16. Operazioni in valuta

(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle transazioni in valuta estera avviene in base ai seguenti criteri:
1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

17. Altre informazioni

Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del relativo valore attuariale, determinato annualmente secondo le stime effettuate da un attuario esterno indipendente, tenendo anche conto delle variazioni normative apportate dal Decreto Legislativo n. 252/2005 e dalla Legge n. 296/2006; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito, che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "rettifiche/riprese di valore nette per deterioramento di altre operazioni finanziarie"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "altre passività".

Pagamenti basati su azioni
I piani di *stock options* deliberati dal Consiglio di Amministrazione della Banca vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di

competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi

I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:

- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

Le commissioni attive e passive relative ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

Voci	31 dicembre 2007	31 dicembre 2006	variazioni %
a) Cassa	156	127	22,8%
b) Depositi liberi presso Banche Centrali	14	17	-17,6%
Totale	**170**	**144**	**18,1%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	31 dicembre 2007			31 dicembre 2006			variazioni %		
	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
A. Attività per cassa									
1. Titoli di debito	[illegible]	[illegible]	[illegible]	16	6	22	75,0%	33,3%	63,6%
1.1 Titoli strutturati									
1.2 Altri titoli di debito	[illegible]	[illegible]	[illegible]	16	6	22	75,0%	33,3%	63,6%
2. Titoli di capitale	[illegible]		[illegible]	2		2	200,0%		200,0%
3. Quote di OICR									
4. Finanziamenti									
4.1 Pronti contro termine attivi									
4.2 Altri									
5. Attività deteriorate									
6. Attività cedute non cancellate									
Totale A	34	[illegible]	42	18	6	24	88,9%	33,3%	75,0%
B. Strumenti derivati									
1. Derivati finanziari		[illegible]	54		55	55		-1,8%	-1,8%
1.1 di negoziazione		[illegible]	32		38	38		-15,8%	-15,8%
1.2 connessi con la fair value option									
1.3 altri		22	22		17	17		29,4%	29,4%
2. Derivati creditizi									
2.1 di negoziazione									
2.2 connessi con la fair value option									
2.3 altri									
Totale B		54	54		55	55		-1,8%	-1,8%
Totale (A+B)	34	62	96	18	61	79	88,9%	1,6%	21,5%

Il fair value dei derivati di negoziazione *over the counter* è calcolato utilizzando le più diffuse tecniche di valutazione ed in particolare *"discounted cash flow"* per gli Interest Rate Swap, *"Black & Scholes"* per le opzioni e *"Monte Carlo"* per gli embedded derivative scorporati dagli strumenti derivati strutturati. I fattori esogeni adottati per le sudette tecniche di valutazione (curve dei tassi, matrici di volatilità, ecc.) sono forniti da primari providers internazionali.

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Attività per cassa			
1. Titoli di debito	36	22	63,6%
a) Governi e Banche Centrali	28	16	75,0%
b) Altri enti pubblici			
c) Banche	8	6	33,3%
d) Altri emittenti			
2. Titoli di capitale	6	2	200,0%
a) Banche	2		100,0%
b) Altri emittenti:	4	2	100,0%
- imprese di assicurazione	2	1	100,0%
- società finanziarie			
- imprese non finanziarie	2	1	100,0%
- altri			
3. Quote di O.I.C.R.			
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri emittenti			
Totale A	42	24	75,0%
B. Strumenti derivati	54	55	-1,8%
a) Banche	44	31	41,9%
b) Clientela	10	24	-58,3%
Totale B	54	55	-1,8%
Totale (A+B)	96	79	21,5%

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati

Tipologie derivati/Attività sottostanti	31 dicembre 2007						31 dicembre 2006	variazioni %
	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	Totale	
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	29	1	22		2	54	55	-1,8%
• con scambio di capitale						1	1	0,0%
- opzioni acquistate								
- altri derivati						1	*1*	*0,0%*
• senza scambio di capitale	29		22		2	53	54	-1,9%
- opzioni acquistate			22			22	*17*	*29,4%*
- altri derivati	29				2	31	*37*	*-16,2%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	29	1	22		2	54	55	-1,8%
Totale (A+B)	29	1	22		2	54	55	-1,8%

2.4 Attività finanziarie per cassa detenute per la negoziazione diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	22	2	0		24
B. Aumenti	**15.188**	**1.060**	**1.603**		**17.851**
B1. Acquisti	15.182	1.059	1.603		17.844
B2. Variazioni positive di fair value					
B3. Altre variazioni	6	1			7
C. Diminuzioni	**(15.174)**	**(1.056)**	**(1.603)**		**(17.833)**
C1. Vendite	(15.167)	(1.055)	(1.603)		(17.825)
C2. Rimborsi	(4)				(4)
C3. Variazioni negative di fair value		(1)			(1)
C4. Altre variazioni	(3)				(3)
D. Rimanenze finali	36	6	0		42

La voce B.3 "Altre variazioni" accoglie le componenti economiche realizzate nel corso dell'anno (utile/perdita da realizzo ed utile/perdita in cambi).

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	31 dicembre 2007			31 dicembre 2006			variazioni %		
	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale	Quotati	Non quotati	Totale
1. Titoli di debito	642	[illegible]	643	572	16	588	12,2%	-93,8%	9,4%
1.1 Titoli strutturati									
1.2 Altri titoli di debito	634	[illegible]	635	572	16	588	10,8%	-93,8%	8,0%
2. Titoli di capitale	3	167	170	3	172	175	0,0%	-2,9%	-2,9%
2.1 Valutati al fair value	3	85	88	3	96	99	0,0%	-11,5%	-11,1%
2.2 Valutati al costo		82	82		76	76		7,9%	7,9%
3. Quote di O.I.C.R.	110	33	143	32	79	111	243,8%	-58,2%	28,8%
4. Finanziamenti									
5. Attività deteriorate		2	2						
6. Attività cedute non cancellate	1.211	4	1.215	872	197	1.069	38,9%	-98,0%	13,7%
Totale	1.966	207	2.173	1.479	464	1.943	32,9%	-55,4%	11,8%

Si ricorda che tra gli "altri titoli di debito" quotati è compreso un BTP del valore di circa 101 milioni di euro di pertinenza del fondo interno di previdenza integrativa ("FIP").

Il *fair value* dei titoli di debito e dei titoli di capitale quotati è pari alle quotazioni di chiusura dei mercati.

Il *fair value* dei titoli di debito non quotati è stimato in base a quotazioni di titoli simili.
Il *fair value* dei titoli di capitale non quotati è stimato sulla base delle metodologie di valutazione più pertinenti in base al tipo di attività svolta dalle singole società; in generale, si tratta di metodi basati sull'attualizzazione dei flussi di cassa o metodi basati su multipli di mercato ritenuti più idonei.

Per i titoli di capitale riferiti ad imprese bancarie, il metodo di valutazione ritenuto più idoneo è il *Dividend Discount Model* (DDM) nella versione *excess capital*, il quale assume che il valore economico di una banca sia dato dall'attualizzazione di un flusso di dividendi tale da non condizionare il livello di patrimonializzazione ritenuto necessario per assicurare lo sviluppo atteso della banca. Il tasso di sconto applicato per attualizzare i dividendi futuri è il *cost of equity* (ke) determinato applicando il *Capital Asset Pricing Model (* CAPM).
Per i titoli di capitale riferiti ad imprese industriali o immobiliari, sono stati utilizzati multipli Equity Value/Sales oppure multipli di patrimonio netto.

Una parte di titoli di capitale è stata poi mantenuta al costo in quanto la gamma di stime ragionevoli di *fair value* è significativa e le probabilità delle varie stime non possono essere valutate ragionevolmente.

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli di debito	643	588	9,4%
a) Governi e Banche Centrali	438	223	96,4%
b) Altri enti pubblici	2	4	-50,0%
c) Banche	163	266	-38,7%
d) Altri emittenti	40	95	-57,9%
2. Titoli di capitale	170	175	-2,9%
a) Banche	116	67	73,1%
b) Altri emittenti	54	108	-50,0%
- imprese di assicurazione			
- società finanziarie	18	16	12,5%
- imprese non finanziarie	35	36	-2,8%
- altri		56	-100,0%
3. Quote di O.I.C.R.	143	111	28,8%
4. Finanziamenti			
a) Governi e Banche Centrali			
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
5. Attività deteriorate	2		100,0%
a) Governi e Banche Centrali	2		100,0%
b) Altri enti pubblici			
c) Banche			
d) Altri soggetti			
6. Attività cedute non cancellate	1.215	1.069	13,7%
a) Governi e Banche Centrali	860	689	24,8%
b) Altri enti pubblici			
c) Banche	268	350	-23,4%
d) Altri soggetti	87	30	190,0%
Totale	2.173	1.943	11,8%

Per il dettaglio sugli investimenti finanziari disponibili per la vendita relativi a partecipazioni minoritarie si rimanda all'apposito allegato al presente bilancio.

4.5 Attività finanziarie disponibili per la vendita diverse da quelle cedute e non cancellate e da quelle deteriorate: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	**Totale**
A. Esistenze iniziali	**588**	**175**	**111**		**874**
B. Aumenti	**1.413**	**3**	**104**		**1.520**
B1. Acquisti	1.406	2	100		1.508
B2. Variazioni positive di FV	2	1	3		6
B3. Riprese di valore					
- imputate al conto economico		x			
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	5		1		6
C. Diminuzioni	**1.358**	**8**	**72**		**1.438**
C1. Vendite	796		65		861
C2. Rimborsi	546				546
C3. Variazioni negative di FV	16	8	6		30
C4. Svalutazioni da deterioramento					
- imputate a conto economico					
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni			1		1
D. Rimanenze finali	**643**	**170**	**143**		**956**

La variazione negativa di fair value dei titoli capitale è interamente riferita alla Cassa dei Risparmi di Forlì e della Romagna S.p.A.

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

Tipologia operazioni / Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Crediti verso Banche Centrali	39	25	56,0%
1. Depositi vincolati			
2. Riserva obbligatoria	39	25	56,0%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	1.950	1.681	16,0%
1. Conti correnti e depositi liberi	393	462	-14,9%
2. Depositi vincolati	1.059	1.155	-8,3%
3. Altri finanziamenti	498	64	678,1%
3.1 Pronti contro termine attivi	51	12	100,0%
3.2 Locazione finanziaria			
3.3 Altri	447	52	759,6%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	1.989	1.706	16,6%
Totale (fair value)	1.989	1.706	16,6%

Si segnala che per "Depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, peraltro non superiore ai 6 mesi, mentre non sono soggetti ad altri vincoli di utilizzo; al 31 dicembre 2007 tali depositi sono relativi, per 855 milioni di euro a Findomestic Banca S.p.A. e per 168 milioni di euro alle banche del Gruppo.
L'elevato incremento della voce "Altri finanziamenti: Altri" è sostanzialmente dovuto ad operazioni effettuate nell'anno 2007 con Centro Leasing Banca S.p.A.

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Conti correnti	1.615	1.507	7,2%
2. Pronti contro termine attivi			
3. Mutui	5.701	4.811	18,5%
4. Carte di credito, prestiti personali e cessioni del quinto	87	94	-7,4%
5. Locazione finanziaria			
6. Factoring			
7. Altre operazioni	3.337	3.478	-4,1%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	256	260	-1,5%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	10.996	**10.150**	**8,3%**
Totale (fair value)	11.251	**10.318**	**9,0%**

7.2 Crediti verso clientela: composizione per debitori/emittenti

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri Enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	10.740	9.890	8,6%
a) Governi	23	36	-36,1%
b) Altri Enti pubblici	199	204	-2,5%
c) Altri soggetti	10.518	9.650	9,0%
- imprese non finanziarie	7.146	6.559	8,9%
- imprese finanziarie	567	590	-3,9%
- assicurazioni	18	27	-33,3%
- altri	2.787	2.474	12,7%
3. Attività deteriorate:	256	260	-1,5%
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti	256	260	-1,5%
- imprese non finanziarie	195	203	-3,9%
- imprese finanziarie	2	1	100,0%
- assicurazioni			
- altri	59	56	5,4%
4. Attività cedute non cancellate:			
a) Governi			
b) Altri Enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	10.996	10.150	8,3%

Sezione 8- Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2007	31 dicembre 2006	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	[illegible]					[illegible]	*4*	*-25,0%*
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	[illegible]					[illegible]	4	-25,0%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	3					3	4	-25,0%
Totale (A+B)	3					3	4	-25,0%

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	3			x		x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	3							

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Quota di partecipazione %	Disponibilità voti %
A. Imprese controllate in via esclusiva			
1. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	73,570	
2. Cassa di Risparmio della Spezia S.p.A.	La Spezia	79,999	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	60,000	
4. Cassa di Risparmio di Pistoia e Pescia S.p.A. *	Pistoia	53,151	0,000%*
5. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (Roma)	51,000	
6. Infogroup S.p.A.	Firenze	94,000	
7. Centrovita Assicurazioni S.p.A.	Firenze	43,000	
8. Citylife S.p.A.	Firenze	60,000	
9. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	80,000	
10. CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	10,000	
11. Immobiliare Nuova Sede S.r.l.	Firenze	100,000	
12. Tebe Tours S.p.A.	Mirandola (MO)	100,000	
13. Banca C.R. Firenze Romania S.A.	Bucarest (RO)	56,227	
14. Centro Leasing Banca S.p.A.	Firenze	77,491	
15. Centro Factoring S.p.A.	Firenze	41,767	
B. Imprese controllate in modo congiunto			
16. Soprarno SGR S.p.A.	Firenze	47,500	
17. Findomestic Banca S.p.A.	Firenze	47,170	

* Si tratta di azioni di risparmio non aventi diritto di voto nell'Assemblea ordinaria.

10.2 Partecipazioni in società controllate, controllate in modo congiunto o sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio	Fair value (4)
A. Imprese controllate in via esclusiva						
1. Cassa di Risparmio di Orvieto S.p.A.	698	52	6	49	74	
2. Cassa di Risparmio della Spezia S.p.A.	2.228	154	24	184	287	
3. Cassa di Risparmio di Pistoia e Pescia S.p.A. (5)	2.786	186	26	262	184	
4. Cassa di Risparmio di Civitavecchia S.p.A.	915	64	11	82	50	
5. Infogroup S.p.A.	40	49	4	12	2	
6. Centrovita Assicurazioni S.p.A.	2.915	681	18	62	16	
8. Citylife S.p.A.	1	1		1		
9. CR Firenze Gestion Internationale S.A.	34	72	19	21		
10. CR Firenze Mutui S.r.l						
11. Immobiliare Nuova Sede S.r.l	70			13	19	
12. Tebe Tours S.p.A.						
13. Banca C.R. Firenze Romania S.A.	113	10	(3)	12	31	
14. Centro Leasing Banca S.p.A.	3.766	262	11	219	161	
15. Centro Factoring S.p.A.	1.038	67	6	57	15	
B. Imprese controllate in modo congiunto						
16. Findomestic Banca S.p.A.	11.426	1.181	69	745	220	
17. Soprarno SGR S.p.A.	2			2	1	
Totale	**26.032**	**2.779**	**191**	**1.721**	**1.060**	

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2007 approvati dai rispettivi Consigli di Amministrazione.

(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.

(3) Il patrimonio netto include l'utile dell'esercizio.

(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.

(5) Il valore di bilancio di tale partecipazione include un importo, pari a 14,1 milioni di euro, relativo a n. 21.208.400 azioni di risparmio.

10.3 Partecipazioni: variazioni annue

	31 dicembre 2007	31 dicembre 2006
A. Esistenze iniziali	904	1.006
B. Aumenti	156	53
B.1 Acquisti	156	53
B.2 Riprese di valore		
B.3 Rivalutazioni		
B.4 Altre variazioni		
C. Diminuzioni		(155)
C.1 Vendite		(13)
C.2 Rettifiche di valore		
C.3 Altre variazioni		(142)
D. Rimanenze finali	1.060	904
E. Rivalutazioni totali		
F. Rettifiche totali	14	14

Gli acquisti di cui alla voce B.1 riguardano interamente l'acquisto di un'ulteriore quota nella Cassa di Risparmio della Spezia S.p.A. ed in Centro Leasing Banca S.p.A., per un importo complessivamente pari a 155,6 milioni di euro.

Sezione 11 - Attività materiali - Voce 110

11.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà	192	198	-3,0%
a) terreni	59	59	0,0%
b) fabbricati	110	117	-6,0%
c) mobili	10	10	0,0%
d) impianti elettronici	6	4	50,0%
e) altre	7	8	-12,5%
1.2 acquisite in locazione finanziaria	3	3	0,0%
a) terreni	1	1	0,0%
b) fabbricati	2	2	0,0%
c) mobili			
d) impianti elettronici			
e) altre			
Totale A	195	201	-3,0%
B. Attività detenute a scopo di investimento			
2.1 di proprietà			
a) terreni			
b) fabbricati			
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B			
Totale (A+B)	195	201	-3,0%

11.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Attività ad uso funzionale			
1.1 di proprietà			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
1.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
c) mobili			
d) impianti elettronici			
e) altre			
Totale A			
B. Attività detenute a scopo di investimento			
2.1 di proprietà	51	51	0,0%
a) terreni	15	15	0,0%
b) fabbricati	36	36	0,0%
2.2 acquisite in locazione finanziaria			
a) terreni			
b) fabbricati			
Totale B	51	51	0,0%
Totale (A+B)	51	51	0,0%

11.3 Attività materiali ad uso funzionale: variazioni annue

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	Totale
A. Esistenze iniziali lorde	60	217	19	9	20	325
A.1 Riduzioni di valore totali nette		(98)	(8)	(5)	(13)	(124)
A.2 Esistenze iniziali nette	60	119	11	4	7	201
B. Aumenti				4	3	7
B.1 Acquisti				4	3	7
B.2 Spese per migliorie capitalizzate						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento						
B.7 Altre variazioni						-
C. Diminuzioni		(7)	(1)	(2)	(3)	(13)
C.1 Vendite						-
C.2 Ammortamenti		(7)	(1)	(2)	(3)	(13)
C.3 Rettifiche di valore da deterioramento imputate a						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a:						
a) attività materiali detenute a scopo di investimento						
b) attività in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali nette	60	112	10	6	7	195
D.1 Riduzioni di valore totali nette		105	10	7	16	138
D.2 Rimanenze finali lorde	60	217	20	13	23	333
E. Valutazione al costo						

11.4 Attività materiali detenute a scopo di investimento: variazioni annue

	31 dicembre 2007	
	Terreni	Fabbricati
A. Esistenze iniziali	15	36
B. Aumenti		1
B.1 Acquisti		
B.2 Spese per migliorie capitalizzate		
B.3 Variazioni positive nette di fair value		1
B.4 Riprese di valore		
B.5 Differenze di cambio positive		
B.6 Trasferimenti da immobili ad uso funzionale		
B.7 Altre variazioni		
C. Diminuzioni		(1)
C.1 Vendite		(1)
C.2 Ammortamenti		
C.3 Variazioni negative nette di fair value		
C.4 Rettifiche di valore da deterioramento		
C.5 Differenze di cambio negative		
C.6 Trasferimenti ad altri portafogli di attività		
a) immobili ad uso funzionale		
b) attività non correnti in via di dismissione		
C.7 Altre variazioni		
D. Rimanenze finali	15	36
E. Valutazione al fair value		

Sezione 12 - Attività immateriali - Voce 120

12.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	31 dicembre 2007		31 dicembre 2006		variazioni %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	x	89	x	87		2,3%
A.2 Altre attività immateriali						
A.2.1 Attività valutate al costo:						
a) Attività immateriali generate internamente						
b) Altre attività	11		11		0,0%	
A.2.2 Attività valutate al fair value:						
a) Attività immateriali generate internamente						
b) Altre attività						
Totale	11	89	11	87	0,0%	2,3%

L'avviamento si riferisce pressoché interamente all'acquisizione della filiale di Bologna dall'ex Banco di Napoli S.p.A. ed all'incorporazione della Cassa di Risparmio di Mirandola S.p.A., per importi rispettivamente pari a 11 milioni di euro e 74 milioni di euro.

L'incremento della voce A.1 "Avviamento" è dovuto all'importo rilevato in seguito all'acquisizione della rete promotori finanziari di Cortal S.A., pari a circa 4 milioni di euro, al netto dell'allineamento del disavanzo di fusione relativo a Cassa di Risparmio di Mirandola S.p.A. al valore del relativo avviamento presente nel bilancio consolidato del Gruppo Banca CR Firenze.

12.2 Attività immateriali: variazioni annue

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		Totale
		Lim	Illim	Lim	Illim	
A. Esistenze iniziali	87			73		160
A.1 Riduzioni di valore totali nette				(62)		(62)
A.2 Esistenze iniziali nette	87			11		98
B. Aumenti	4			12		16
B.1 Acquisti	4			12		16
B.2 Incrementi di attività immateriali interne	x					
B.3 Riprese di valore	x					
B.4 Variazioni positive di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
B.5 Differenze di cambio positive						
B.6 Altre variazioni						
C. Diminuzioni	(2)			(12)		(14)
C.1 Vendite						
C.2 Rettifiche di valore				(12)		(12)
- Ammortamenti	x			(12)		(12)
- Svalutazioni:						
+ patrimonio netto	x					
+ conto economico						
C.3 Variazioni negative di fair value:						
- a patrimonio netto	x					
- a conto economico	x					
C.4 Trasferimenti alle attività non correnti in via di dismissione						
C.5 Differenze di cambio negative						
C.6 Altre variazioni	(2)					
D. Rimanenze finali nette	89			11		100
D.1 Rettifiche di valore totali nette				74		74
E. Rimanenze finali lorde	89			85		174
F. Valutazione al costo						

Legenda
Lim: a durata limitata
Illim: a durata illimitata

Sezione 13 - Le attività fiscali e le passività fiscali - Voce 130 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale della Banca e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le aliquote fiscali IRES e IRAP vigenti dal 1° gennaio 2008, che a livello di sistema risultano rispettivamente pari al 27,5% ed al 3,90%; in proposito si ricorda che fino al 31 dicembre 2007 le suddette aliquote erano pari al 33% e al 4,25% e le relative deduzioni hanno comportato una diminuzione dell'ammontare delle imposte anticipate e differite rilevate fino al 31 dicembre 2006 ed ancora esistenti alla data di chiusura dell'esercizio.

A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale" include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 99,3 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

13.1 Attività per imposte anticipate: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Crediti	[illegible]	24	-12,5%
Titoli	[illegible]		100,0%
Fondi per rischi ed oneri	20	24	-16,7%
Fondo di quiescienza per il personale	[illegible]	7	-14,3%
Fondo TFR		6	-100,0%
Avviamento	[illegible]	1	0,0%
Altro	[illegible]	1	0,0%
Totale	**52**	**63**	**-17,5%**

13.2 Passività per imposte differite: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Titoli	2	4	-50,0%
Avviamento	[illegible]	1	0,0%
Immobili	3	3	0,0%
TFR	[illegible]		100,0%
Altro	3	3	0,0%
Totale	**11**	**11**	**0,0%**

13.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale	**64**	**54**
2. Aumenti	**17**	**41**
2.1 Imposte anticipate rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) riprese di valore		
d) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	[illegible]	38
2.3 Altri aumenti	[illegible]	3
3. Diminuzioni	**(33)**	**(31)**
3.1 Imposte anticipate annullate nell'esercizio		
a) rigiri	(23)	(31)
b) svalutazioni per sopravvenuta irrecuperabilità		
c) mutamento di criteri contabili		
3.2 Riduzioni di aliquote fiscali	(10)	
3.3 Altre diminuzioni		
4. Importo finale	**48**	**64**

La voce 2.2 "Nuove imposte o incrementi di aliquote fiscali" è principalmente dovuta a rettifiche di valore su crediti e ad accantonamenti per rischi ed oneri eccedenti rispetto a quanto consentito dalla normativa fiscale vigente.

13.4 Variazioni delle imposte differite (in contropartita del conto economico)

	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale	8	11
2. Aumenti	4	4
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	4	3
2.3 Altri aumenti		1
3. Diminuzioni	(4)	(7)
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(2)	(7)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali	(2)	
3.3 Altre diminuzioni		
4. Importo finale	8	8

13.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale		
2. Aumenti	4	
2.1 Imposte anticipate rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) riprese di valore		
d) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	4	
2.3 Altri aumenti		
3. Diminuzioni		
3.1 Imposte anticipate annullate nell'esercizio		
a) rigiri		
b) svalutazioni per sopravvenuta irrecuperabilità		
c) mutamento di criteri contabili		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	4	

13.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale	3	8
2. Aumenti	2	
2.1 Imposte differite rilevate nell'esercizio		
a) relative a precedenti esercizi		
b) dovute al mutamento di criteri contabili		
c) altre		
2.2 Nuove imposte o incrementi di aliquote fiscali	2	
2.3 Altri aumenti		
3. Diminuzioni	(2)	(5)
3.1 Imposte differite annullate nell'esercizio		
a) rigiri	(2)	(5)
b) dovute al mutamento di criteri contabili		
c) altre		
3.2 Riduzioni di aliquote fiscali		
3.3 Altre diminuzioni		
4. Importo finale	3	3

13.7 Altre Informazioni

Informazioni relative alla fiscalità corrente ed al "Consolidato Fiscale Nazionale"

La voce 130 a)"Attività fiscali correnti" è così costituita:

	31 dicembre 2007	31 dicembre 2006	variazioni %
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	4		100,0%
Acconti per imposte indirette	16	16	0,0%
Crediti d'imposta in conto interessi	4	4	0,0%
Crediti d'imposta in conto capitale	7	7	0,0%
Credito d'imposta da compensare e per ritenute subite	1	1	0,0%
Crediti d'imposta per anticipi sul trattamento di fine rapporto		2	-100,0%
Totale	**32**	**30**	**6,7%**

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti alla Banca da parte delle società che rientrano nel Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986 ed introdotto nella legislazione fiscale dal D.Lgs. n. 344/2003, al quale tali società hanno deciso di aderire adottando il relativo "Regolamento", predisposto da Banca CR Firenze S.p.A. e sottoposto all'approvazione dei rispettivi Consigli di Amministrazione.

Sezione 14 - Attività non correnti e gruppi di attività in via di dismissione e passività associate - Voce 140 dell'attivo e Voce 90 del passivo

14.1 Attività non correnti e gruppi di attività in via di dismissione: composizione per tipologia di attività

	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Singole attività			
A.1 Partecipazioni			
A.2 Attività materiali			
A.3 Attività immateriali			
A.4 Altre attività non correnti			
Totale A			
B. Gruppi di attività (unità operative dismesse)			
B.1 Attività finanziarie detenute per la negoziazione			
B.2 Attività finanziarie valutate al fair value			
B.3 Attività finanziarie disponibili per la vendita			
B.4 Attività finanziarie detenute sino alla scadenza			
B.5 Crediti verso banche			
B.6 Crediti verso clientela		150	100,0%
B.7 Partecipazioni			
B.8 Attività materiali		4	100,0%
B.9 Attività immateriali			
B.10 Altre attività			
Totale B		**154**	**100,0%**
C. Passività associate ad attività non correnti in via di dismissione			
C.1 Debiti			
C.2 Titoli			
C.3 Altre passività			
Totale C			
D. Passività associate a gruppi di attività in via di dismissione			
D.1 Debiti verso banche		30	100,0%
D.2 Debiti verso clientela		112	100,0%
D.3 Titoli in circolazione		5	100,0%
D.4 Passività finanziarie di negoziazione			
D.5 Passività finanziarie valutate al fair value			
D.6 Fondi			
D.7 Altre passività		2	100,0%
Totale D		**149**	**100,0%**

Al 31 dicembre 2007 non sono presenti attività non correnti e gruppi di attività in via di dismissione e passività associate.

Sezione 15 - Altre attività - Voce 150

Voci	31 dicembre 2007	31 dicembre 2006	Variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	38	34	11,8%
Assegni di terzi in giacenza presso la cassa	43	43	0,0%
Assegni tratti sull'azienda in giacenza presso la cassa	[illegible]	1	-100,0%
Partite viaggianti tra filiali	[illegible]	71	66,2%
Ratei attivi non riconducibili a voce propria	4	4	0,0%
Risconti attivi non riconducibili a voce propria	4	5	-20,0%
Migliorie su beni di terzi	2	2	0,0%
Software in attesa di imputazione definitiva	9	4	125,0%
Partite diverse presso le filiali	2	2	0,0%
Operazioni sull'estero	8	3	166,7%
Altre partite in attesa di imputazione	47	37	27,0%
Accertamenti di bilancio	31	36	-13,9%
Altre	12	13	-7,7%
Totale	**318**	**255**	**24,7%**

Gli incrementi delle voci "Partite viaggianti tra filiali" e "Altre partite in attesa di imputazione" sono sostanzialmente legati alla semifestività dell'ultimo giorno lavorativo dell'anno 2007.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Debiti verso Banche Centrali	100	70	42,9%
2. Debiti verso banche	1.925	959	100,7%
2.1 Conti correnti e depositi liberi	341	363	-6,1%
2.2 Depositi vincolati	1.192	243	390,5%
2.3 Finanziamenti	121	131	-7,6%
2.3.1 locazione finanziaria			
2.3.2 altri	121	131	-7,6%
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali			
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	271	222	22,1%
2.5.1 pronti contro termine passivi	271	222	22,1%
2.5.2 altre			
2.6 Altri debiti			
Totale	2.025	1.029	96,8%
Fair value	2.025	1.029	96,8%

Si segnala che per "Depositi vincolati" si intendono i depositi diversi dai conti correnti che prevedono una scadenza, peraltro non superiore ai 3 mesi, mentre non sono soggetti ad altri vincoli di utilizzo; al 31 dicembre 2007 tali depositi sono relativi per 370 milioni di euro alle banche del Gruppo e per 100 milioni di euro a Findomestic Banca S.p.A.

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Conti correnti e depositi liberi	7.251	7.162	1,2%
2. Depositi vincolati	1	1	0,0%
3. Fondi di terzi in amministrazione			
4. Finanziamenti	2	2	0,0%
4.1 locazione finanziaria	2	2	0,0%
4.2 altri			
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali			
6. Passività a fronte di attività cedute non cancellate dal bilancio	902	736	22,6%
6.1 pronti contro termine passivi	902	736	22,6%
6.2 altre			
7. Altri debiti	90	125	-28,0%
Totale	8.246	8.026	2,7%
Fair value	8.241	8.021	2,7%

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Valori	31 dicembre 2007		31 dicembre 2006		variazioni %	
	Valore di bilancio	Fair value	Valore di bilancio	Fair value	Valore di bilancio	Fair value
A. Titoli quotati						
1. Obbligazioni						
1.1 strutturate						
1.2 altre						
2. Altri titoli						
2.1 strutturati						
2.2 altri						
B. Titoli non quotati	4.406	4.421	4.144	4.114	6,3%	7,5%
1. Obbligazioni	4.289	4.304	4.010	3.980	7,0%	8,1%
1.1 strutturate	*200*	*200*	*225*	*225*	*-11,1%*	*-11,1%*
1.2 altre	*4.089*	*4.104*	*3.785*	*3.755*	*8,0%*	*9,3%*
2. Altri titoli	117	117	134	134	-12,7%	-12,7%
2.1 strutturati						
2.2 altri	*117*	*117*	*134*	*134*	*-12,7%*	*-12,7%*
Totale	**4.406**	**4.421**	**4.144**	**4.114**	**6,3%**	**7,5%**

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
Prestito obbligazionario subordinato di secondo livello	145		Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
Prestito obbligazionario subordinato di secondo livello	78		Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
Prestito obbligazionario subordinato di secondo livello	50	10	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	30	12	Banca CR Firenze S.p.A.	feb-03	feb-10	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	dic-03	dic-13	Euribor a 6 mesi + 0,95%
Prestito obbligazionario subordinato di secondo livello	23	14	Banca CR Firenze S.p.A.	feb-04	feb-11	Euribor a 3 mesi
Prestito obbligazionario subordinato di secondo livello	40	16	Banca CR Firenze S.p.A.	lug-04	lug-11	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	150	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
Prestito obbligazionario subordinato di secondo livello	85	85	Banca CR Firenze S.p.A.	mag-06	mag-13	Euribor a 6 mesi + 0,15%
Prestito obbligazionario subordinato di terzo livello	60		Banca CR Firenze S.p.A.	dic-06	dic-09	Euribor a 3 mesi + 0,25%
Totale titoli subordinati	**1.077**	**703**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività.

3.3 Titoli in circolazione: titoli oggetto di copertura specifica

	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli oggetto di copertura specifica del fair value:			
a) rischio di tasso di interesse	1.654	1.466	6,0%
b) rischio di cambio			
c) più rischi			
2. Titoli oggetto di copertura specifica dei flussi finanziari:			
a) rischio di tasso di interesse			
b) rischio di cambio			
c) altro			

I titoli oggetto di copertura del *fair value* sono rappresentati dalle obbligazioni strutturate e dalle obbligazioni lineari a tasso fisso.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli /Valori	31 dicembre 2007				31 dicembre 2006			
	Valore nominale o nozionale	Fair value		Fair value *	Valore nominale o nozionale	Fair value		Fair value *
		quotati	non quotati			quotati	non quotati	
A. Passività per cassa	[illegible]	[illegible]	[illegible]	[illegible]				
1. Debiti verso banche								
2. Debiti verso clientela								
3. Titoli di debito								
3.1 Obbligazioni								
3.1.1 Strutturate								x
3.1.2 Altre obbligazioni								x
3 2 Altri titoli								
3.2.1 Strutturati								x
3 2 2 Altri								x
Totale A	[illegible]	[illegible]	[illegible]	[illegible]				
B. Strumenti derivati								
1. Derivati finanziari	[illegible]	[illegible]	[illegible]	[illegible]	x		50	x
1.1 Di negoziazione					x		30	x
1.2 Connessi con la fair value option					x			x
1.3 Altri					x		20	x
2. Derivati creditizi					x			x
2.1 Di negoziazione					x			x
2.2 Connessi con la fair value option					x			x
2.3 Altri					x			x
Totale B	[illegible]	[illegible]	[illegible]	[illegible]	x		**50**	x
Totale (A+B)	[illegible]	[illegible]	[illegible]	[illegible]	x		**50**	x

Legenda

* fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione

4.4 Passività finanziarie di negoziazione: strumenti derivati

Tipologie derivati/Attività sottostanti	[illegible] 31 dicembre 2007	31 dicembre 2006	variazioni %
A) Derivati quotati	[illegible]		
1. Derivati finanziari:			
• con scambio di capitale			
- opzioni emesse			
- altri derivati			
• senza scambio di capitale			
- opzioni emesse			
- altri derivati			
2. Derivati creditizi:			
• con scambio di capitale			
• senza scambio di capitale			
Totale A	[illegible]		
B) Derivati non quotati			
1. Derivati finanziari:	[illegible]	***50***	***12,0%***
• con scambio di capitale	[illegible]	1	**0,0%**
- opzioni emesse	[illegible]	1	**0,0%**
- altri derivati			
• senza scambio di capitale	[illegible]	49	**12,2%**
- opzioni emesse	[illegible]	17	**29,4%**
- altri derivati	[illegible]	32	**3,1%**
2. Derivati creditizi:			
• con scambio di capitale			
• senza scambio di capitale			
Totale B	[illegible]	**50**	**12,0%**
Totale (A+B)	[illegible]	**50**	**12,0%**

Sezione 6 - Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

Tipologie derivati / Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2007	31 dicembre 2006	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	34					34	27	25,9%
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale	34					34	27	25,9%
- opzioni emesse								
- altri derivati						34	27	25,9%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B						34	27	25,9%
Totale (A+B)	34					34	27	25,9%

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura

Operazioni/Tipo di copertura	Fair Value						Flussi di cassa	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						x		x
2. Crediti				x		x		x
3. Attività finanziarie detenute sino alla scadenza	x			x		x		x
4. Portafoglio	x	x	x	x	x		x	
Totale attività								
1. Passività finanziarie	34					x		x
2. Portafoglio	x	x	x	x	x		x	
Totale passività	34							

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 13 dell'attivo.

Sezione 9 - Passività associate ad attività in via di dismissione - Voce 90

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2007	31 dicembre 2006	Variazioni %
Debiti tributari verso erario e enti impositori	57	43	32,6%
Somme a disposizione della clientela	34	44	-22,7%
Altri debiti verso il personale	35	29	20,7%
Partite viaggianti tra filiali	52	65	-20,0%
Partite in corso di lavorazione	31	45	-31,1%
Ratei passivi non riconducibili a voce propria		4	-100,0%
Risconti passivi non riconducibili a voce propria	2	2	0,0%
Debiti a fronte del deterioramento di crediti	5	5	0,0%
Bonifici ed altre partite in attesa di regolamento	206	149	38,3%
Fornitori e fatture da ricevere	43	39	10,3%
Accertamenti di bilancio	5	10	-50,0%
Debiti verso CR Spezia per cessione ramo d'azienda	8		100,0%
Partite diverse presso le filiali	30	19	57,9%
Operazioni sull'estero	8	5	60,0%
Altre partite in attesa di imputazione	78	46	69,6%
Altre	19	17	11,8%
Totale	**613**	**522**	**17,4%**

Gli incrementi delle voci "Bonifici ed altre partite in attesa di regolamento" e "Altre partite in attesa di imputazione" sono sostanzialmente legati alla semifestività dell'ultimo giorno lavorativo dell'anno 2007.

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	31 dicembre 2007	31 dicembre 2006
A. Esistenze iniziali	130	141
B. Aumenti	2	14
B.1 Accantonamento dell'esercizio	1	10
B.2 Altre variazioni in aumento	1	4
C. Diminuzioni	28	25
C.1 Liquidazioni effettuate	12	23
C.2 Altre variazioni in diminuzione	16	2
D. Rimanenze finali	104	130

Al 31 dicembre 2007 la voce C.2 "Altre variazioni in diminuzione" è interamente dovuta alla rideterminazione al 1° gennaio 2007, in seguito all'entrata in vigore del D. Lgs. 252/2005 e della Legge n. 296/2006, dell'ammontare del TFR sulla base del c.d. metodo "tutto maturato" che ha comportato, in particolare, l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate ai sensi dello IAS 19. In proposito si precisa inoltre che il TFR include le indennità di fine rapporto di lavoro maturate dal personale in servizio alla data di chiusura dell'esercizio, al netto delle anticipazioni concesse ai dipendenti. La Legge Finanziaria 2007 ed i relativi decreti attuativi hanno introdotto modifiche rilevanti nella disciplina del fondo trattamento di fine rapporto, tra cui la possibilità per il lavoratore di scegliere in merito alla destinazione del proprio fondo trattamento di fine rapporto maturando dal 1° gennaio 2007. Nel corso dell'esercizio 2007 i lavoratori hanno dovuto optare per indirizzare i nuovi flussi di fondo trattamento di fine rapporto a forme pensionistiche prescelte oppure per mantenerli in azienda, nel qual caso quest'ultima deve versare i contributi relativi al fondo trattamento di fine rapporto ad un conto di tesoreria istituito presso l'INPS. In base alle recenti interpretazioni in materia, il fondo trattamento di fine rapporto maturando dal 1° gennaio 2007 è stato qualificato nel bilancio 2007 come un programma a contribuzione definita, sia nel caso di opzione per la previdenza complementare sia nel caso di destinazione al fondo di tesoreria dell'INPS. Il fondo trattamento di fine rapporto maturato fino al 31 dicembre 2006 rimane un programma a benefici definiti, con la conseguente necessità di essere sottoposto a valutazione attuariale periodica. Il principio IAS 19 prevede che qualora vi sia una modifica delle condizioni di un programma a benefici definiti, cosicché un elemento significativo dell'anzianità successiva dei dipendenti in servizio non darà più diritto a benefici, devono essere rilevate in conto economico le eventuali variazioni del valore attuale delle obbligazioni derivanti dal suddetto evento nel momento in cui si verifica; tale evento può pertanto essere definito come la differenza fra l'ammontare del fondo TFR calcolato prima della modifica della normativa e dopo il suddetto evento che nel caso specifico, come sopra indicato, esclude dal calcolo la componente relativa ai futuri accantonamenti legati alle "dinamiche salariali".
In relazione a quanto sopra esposto, la voce B.1 "Accantonamento dell'esercizio" include esclusivamente l'adeguamento attuariale del TFR rimasto in azienda e presenta pertanto una rilevante diminuzione rispetto all'esercizio precedente.

11.2 Altre informazioni

Si precisa che al 31 dicembre 2007 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 106,6 milioni di euro, rispetto a 111,9 milioni di euro risultanti alla data di chiusura dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1 Fondi di quiescenza aziendali	148	143	3,5%
2. Altri fondi per rischi ed oneri	54	54	0,0%
2.1 controversie legali	*19*	*18*	*5,6%*
2.2 oneri per il personale	*15*	*19*	*-21,1%*
2.3 altri	*20*	*17*	*17,6%*
Totale	202	**197**	**2,5%**

I Fondi di quiescenza aziendali sono relativi a:

1) Fondo integrativo pensionistico del personale della Banca, costituito in base agli accordi stipulati con le OO.SS., che prevedono l'esistenza di:

- un Fondo a prestazione definita in aggiunta all'Assicurazione Generale Obbligatoria ("AGO") ed al Fondo di Previdenza "ex esonerato", per i dipendenti assunti prima del 27 aprile 1993;
- un Fondo a contribuzione definita;

2) Fondo integrativo pensionistico della Cassa di Risparmio di Mirandola S.p.A, incorporata nell'esercizio 2006. L'importo relativo a tale fondo, pari a circa 3 milioni di euro, corrisponde al 100% del valore calcolato ai sensi dello IAS 19, come illustrato nella successiva Sezione 12.3.1.

Si precisa inoltre che tra i fondi di quiescenza aziendali è ricompreso un fondo di importo non significativo costituito per far fronte alla corresponsione di integrazioni di pensioni agli ex dipendenti iscritti alla Cassa Pensione Dipendenti Enti Locali (CPDEL), facenti carico alla Banca in base ad accordi sindacali.

Per quando riguarda il Fondo integrativo pensionistico del personale della Banca ("FIP") si ricorda che nell'anno 1999, in base all'accordo del 5 novembre 1998, è stato costituito il Patrimonio di destinazione del FIP ai sensi dell'articolo 2117 c.c., tramite il conferimento di valori mobiliari amministrati da un Comitato Referente appositamente nominato e al presente bilancio è stato pertanto allegato il Rendiconto patrimoniale ed economico annuale del suddetto FIP, nel quale sono riportate anche le informazioni relative alla cosiddetta "aliquota di equilibrio" stabilita dagli accordi sindacali attualmente in vigore; in proposito si ricorda che nell'anno 2007, in seguito a specifici accordi sindacali, è stata costituita un'ulteriore linea di investimento (denominata "garantita"), che al 31 dicembre 2007 ammonta a circa 0,3 milioni di euro, sulla quale sono confluiti gli importi che in base ai suddetti accordi devono essere destinati a tale linea.

Si ricorda inoltre che ai sensi dell'ultimo comma dell'articolo 2 dello Statuto del Fondo di Previdenza "ex esonerato", Banca CR Firenze S.p.A. è solidalmente responsabile verso gli iscritti, i pensionati ed i terzi per le obbligazioni statutarie di tale Fondo; considerando l'attuale situazione di equilibrio tra obbligazioni e patrimonio in cui si trova il suddetto Fondo, come risulta dal relativo bilancio tecnico attuariale, non si prevede la necessità di interventi da parte della Banca.

Per effetto della Legge n. 218/1990 e del Decreto Legislativo n. 357/1990, a decorrere dal 1° gennaio 1991 tutto il personale è iscritto all'AGO presso l'INPS, che eroga le pensioni anche ai dipendenti cessati dal servizio anteriormente a tale data. Banca CR Firenze S.p.A. è tenuta a garantire per venti anni l'equilibrio finanziario della gestione previdenziale; i calcoli attuariali effettuati da un attuario esterno con riferimento alla data del 1° gennaio 2006 evidenziano peraltro che la gestione della previdenza del personale non produrrà deficit per l'INPS.

La voce 2.3 "altri" si riferisce principalmente agli importi stanziati a fronte di revocatorie e dell'indennità supplettiva di clientela nonché del piano di fidelizzazione relativi ai promotori finanziari.

12.2 Fondi per rischi e oneri: variazioni annue

	Fondi di quiescenza	Altri fondi	Totale
A. Esistenze iniziali	**143**	**54**	**197**
B. Aumenti	**16**	**15**	**31**
B.1 Accantonamento dell'esercizio	16	14	30
B.2 Variazioni dovute al passare del tempo		1	1
B.3 Variazioni dovute a modifiche del tasso di sconto			
B.4 Altre variazioni in aumento			
C. Diminuzioni	**11**	**15**	**26**
C.1 Utilizzo nell'esercizio	10	13	23
C.2 Variazioni dovute a modifiche del tasso di sconto			
C.3 Altre variazioni in diminuzione	1	2	3
D. Rimanenze finali	**148**	**54**	**202**

La voce C.3 "Altre variazioni in diminuzione" relativa ai "Fondi di quiescenza" è costituita sostanzialmente dalla variazione della riserva da valutazione del BTP di pertinenza del fondo interno di previdenza integrativa ("FIP").

La voce B.1 "Accantonamento dell'esercizio" relativa agli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2007.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti la voce 120, relativa ai fondi di quiescenza a prestazione definita, secondo quanto richiesto dallo IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi sindacali vigenti tale principio risulta attualmente applicabile esclusivamente alla quota dei fondi di pertinenza della ex Cassa di Risparmio di Mirandola S.p.A., incorporata durante l'esercizio 2006, in quanto per i fondi a prestazione definita della Banca, ancorchè valutati secondo il principio IAS 19, gli accantonamenti vengono determinati applicando il principio IAS 37, essendo contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Il rendiconto del fondo di pertinenza della ex Cassa di Risparmio di Mirandola S.p.A. non viene riportato negli allegati al presente bilancio in quanto le relative movimentazioni, che risultano inferiori ad un milione di euro, sono esclusivamente legate al pagamento delle pensioni ed all'adeguamento della riserva matematica, come descritto nella successiva Sezione 12.3.2, mentre tra i suddetti allegati viene riportato il rendiconto del FIP della Banca.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da un attuario esterno indipendente, con il "metodo dell'unità di credito proiettata" *(Projected Unit Credit Method)*. Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale; la passività attuariale deve pertanto essere quantificata sulla base delle sole anzianità maturate alla data di valutazione e la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali, etc), fino all'epoca di cessazione del rapporto di lavoro; si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati correttivi.

Il tasso di attualizzazione utilizzato dall'attuario per le valutazioni è determinato con riferimento al rendimento di mercato di titoli *zero coupon bonds*, in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

Le informazioni riportate nelle Sezioni 12.3.2 e seguenti sono interamente riferite al fondo integrativo pensionistico di pertinenza della ex Cassa di Risparmio di Mirandola S.p.A.

12.3.2 Variazioni nell'esercizio dei fondi

Le variazioni intervenute nell'esercizio, dovute al pagamento delle pensioni ed all'adeguamento del valore delle obbligazioni a benefici definiti alla riserva matematica calcolata dall'attuario sono complessivamente di importo inferiore ad un milione di euro e pertanto non determinano alcuna variazione del valore complessivo dei suddetti fondi, che permangono pari a circa 3 milioni di euro.

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano ed altre informazioni

Attività a servizio del piano

La totalità delle attività a servizio del piano è costituita da liquidità.

12.3.4 Riconciliazione tra valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte in bilancio

Il valore contabile del fondo è pari all'ammontare della riserva matematica.

12.3.5 Descrizione delle principali ipotesi attuariali

a) Ipotesi demografiche

Le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 2000, distinte per sesso.

a) Ipotesi economiche-finanziarie

Le valutazioni sono state effettuate sulla base della seguente ipotesi dinamica:

Parametri	Ipotesi
Tasso di aumento delle pensioni del Fondo	1,25%
Tasso di aumento delle pensioni INPS	1,25%
Tasso di inflazione	2,00%
Tasso di attualizzazione	4,90%

12.3.6 Informazioni comparative

Lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e *fair value* del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi ed oneri - altri fondi

Voci/Componenti	31 dicembre 2007	31 dicembre 2006	variazioni %
Fondi per revocatorie su crediti cartolarizzati	3	3	0,0%
Fondi per rischi e oneri diversi	36	32	12,5%
Fondi per rischi e oneri per il personale	15	19	-21,1%
Totale	**54**	**54**	**0,0%**

Relativamente alle variazioni intervenute nei fondi sopra esposti si rimanda a quanto riportato in precedenza nella presente Sezione.

Sezione 14 - Patrimonio dell'impresa - Voci 130, 150, 160, 170, 180, 190 e 200

14.1 Patrimonio dell'impresa: composizione

Voci/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Capitale	829	827	0,2%
2. Sovrapprezzi di emissione	102	101	1,0%
3. Riserve	485	310	56,5%
4. (Azioni proprie)			
5. Riserve da valutazione	(28)	(12)	133,3%
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio	150	240	-37,5%
Totale	1.538	**1.466**	**4,9%**

L'incremento della voce "Riserve" è dovuto prevalentemente alla quota parte di utile dell'esercizio 2006, pari a circa 156 milioni di euro, nonchè alla plusvalenza netta realizzata nell'esercizio 2007 in seguito alla cessione di dieci filiali alla controllata Cassa di Risparmio della Spezia S.p.A., pari a circa 21 milioni di euro al netto dell'effetto fiscale teorico, imputata alla suddetta voce in accordo con quanto richiesto dai principi IAS/IFRS.
L'aumento della voce "Riserve da valutazione" risulta dettagliata nelle sezioni 14.7 e seguenti.

14.2 "Capitale" e "Azioni proprie": composizione

Il 5 marzo 2007 è stato effettuato il raggruppamento delle azioni e la modificazione del loro valore nominale, sostituendo ad ogni lotto di 5 azioni del valore nominale unitariodi € 0,60 un lotto di 3 nuove azioni del valore nominale di euro 1,00 ciascuna.
Al 31 dicembre 2007 il capitale sociale della Banca è pari ad euro 828.752.733, suddiviso in n° 828.752.733 azioni ordinarie del valore nominale di euro 1,00 ciascuna; a tale data non sono inoltre presenti azioni proprie.
Le interessenze dei principali Soci al 31 dicembre 2007 sono di seguito rappresentate.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	347.453.965	41,925%
Intesa Sanpaolo S.p.A.	153.898.664	18,570%
BNP Paribas S.A.	54.258.162	6,547%
Fondazione CR Spezia	32.398.176	3,909%
Fondazione CR Pistoia e Pescia	30.500.776	3,680%
Sofibar S.p.A.	9.015.000	1,088%
Altri (mercato)	201.227.990	24,281%
	828.752.733	**100,000%**

Con riferimento alle modifiche intervenute nell'assetto societario della banca nei primi mesi dell'anno 2008, si rimanda a quanto riportato nella Relazione sulla gestione del presente bilancio.

14.3 Capitale - Numero azioni: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.378.844.935**	
- interamente liberate	1.378.844.935	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.378.844.935**	
B. Aumenti	1.495.527	
B.1 Nuove emissioni		
- a pagamento:	1.445.772	
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- altre	*1.445.772*	
- a titolo gratuito:		
- a favore dei dipendenti		
- a favore degli amministratori		
- altre		
B.2 Vendita di azioni proprie	49.755	
B.3 Altre variazioni		
C. Diminuzioni	**551.587.729**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	49.755	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni	551.537.974	
D. Azioni in circolazione: rimanenze finali	**828.752.733**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	828.752.733	
- interamente liberate	828.752.733	
- non interamente liberate		

14.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 21 della Parte C della presente nota integrativa.

14.5 Riserve di utili: altre informazioni

La voce "Riserve" di cui alla Sezione 14.1 comprende la riserva legale (148,3 milioni di euro), la riserva statutaria (10,6 milioni di euro), la riserva per avanzi di fusione (13,7 milioni di euro) derivante dall'incorporazione di Casse Toscane S.p.A., Credito Fondiario Toscano S.p.A. e Data Centro S.p.A., effettuate rispettivamente negli anni 1999, 2001 e 2005, la riserva speciale costituita ai sensi degli articoli 22 e 23 del Decreto Legislativo n. 153/1999 ("Legge Ciampi") per 15,3 milioni di euro ed altre riserve di utili per 297,0 milioni di euro (al netto della "Riserva FTA", pari a circa 93 milioni di euro); le suddette riserve sono da considerarsi interamente distribuibili.

Si precisa inoltre che la Banca ha applicato l'articolo 109, comma 4, lettera b), del D.P.R. n. 917/1986, che consente la deducibilità delle rettifiche di valore e degli accantonamenti non imputati a conto economico; in caso di distribuzione di tutte le riserve di utili risulterebbe pertanto imponibile un importo pari a circa 10,1 milioni di euro.

14.7 Riserve da valutazione: composizione

Voci/Componenti	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie disponibili per la vendita	(29)	(12)	141,7%
2. Attività materiali	1		100,0%
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari			
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione			
Totale	(28)	(12)	133,3%

14.8 Riserve da valutazione: variazioni annue

	Attività finanziarie disponibili per la vendita	Attività materiali	Attività immateriali	Copertura di investimenti esteri	Copertura dei flussi finanziari	Differenze di cambio	Attività non correnti in via di dismissione	Leggi speciali di rivalutazione
A. Esistenze iniziali	(12)							
B. Aumenti	16	1						
B1. Incrementi di fair value	6	1						
B2. Altre variazioni	10							
C. Diminuzioni	(33)							
C1. Riduzioni di fair value	(28)							
C2. Altre variazioni	(5)							
D. Rimanenze finali	(29)	1						

14.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/Valori	31 dicembre 2007		31 dicembre 2006		variazioni %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	4	(10)	5	(2)	-20,0%	400,0%
2. Titoli di capitale	13	(34)	12	(29)	8,3%	17,2%
3. Quote di O.I.C.R.	3	(5)	4	(2)	-25,0%	150,0%
4. Finanziamenti						
Totale	20	(49)	21	(33)	-4,8%	48,5%

L'elevato incremento della riserva negativa su titoli di debito è sostanzialmente riferita ad obbligazioni emesse su mercati esteri da parte di banche e società finanziarie, per le quali nel corso dell'anno 2007 è diminuito il relativo merito creditizio, mentre l'aumento della suddetta riserva riconducibile ai titoli di capitale è principalmente legata alla valutazione al fair value della partecipazione minoritaria nella Cassa dei Risparmi di Forlì e della Romagna S.p.A., modificata a seguito dell'incremento del costo del capitale rispetto all'esercizio precedente.

14.10 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	3	(17)	2		(12)
2. Variazioni positive	7	4	5		16
2.1 Incrementi di fair value	2	1	3		6
2.2 Rigiro a conto economico di riserve negative:					
- da deterioramento					
- da realizzo					
2.3 Altre variazioni	5	3	2		10
3. Variazioni negative	(16)	(8)	(9)		(33)
3.1 Riduzioni di fair value	(14)	(8)	(6)		(28)
3.2 Rigiro a conto economico da riserve positive: da realizzo	(2)		(3)		(5)
3.3 Altre variazioni					
4. Rimanenze finali	(6)	(21)	(2)		(29)

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	31 dicembre 2007	31 dicembre 2006	variazioni %
1) Garanzie rilasciate di natura finanziaria			
a) Banche	13	13	0,0%
b) Clientela	562	470	19,6%
2) Garanzie rilasciate di natura commerciale			
a) Banche	34	28	21,4%
b) Clientela	199	192	3,6%
3) Impegni irrevocabili a erogare fondi			
a) Banche			
i) a utilizzo certo	159	316	-49,7%
ii) a utilizzo incerto	18	17	5,9%
b) Clientela			
i) a utilizzo certo	85	167	-49,1%
ii) a utilizzo incerto	172	62	177,4%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	4	6	-33,3%
5) Attività costituite in garanzia di obbligazioni di terzi			
6) Altri impegni	20	23	-13,0%
Totale	1.266	1.294	-2,2%

La voce 4) si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	[illegible]	1.144	6,2%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è costituita da titoli per operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo

Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura dell'esercizio non sono da ritenersi rilevanti.

4. Gestione e intermediazione per conto terzi

Tipologia servizi	31 dicembre 2007
1. Negoziazione di strumenti finanziari per conto di terzi	
a) Acquisti	
1. regolati	[illegible]
2. non regolati	[illegible]
b) Vendite	
1. regolate	[illegible]
2. non regolate	[illegible]
2. Gestioni patrimoniali	
a) individuali	[illegible]
b) collettive	[illegible]
3. Custodia e amministrazione di titoli	
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)	
1. titoli emessi dalla banca che redige il bilancio	[illegible]
2. altri titoli	[illegible]
b) titoli di terzi in deposito (escluse gestioni patrimoniali): altri	
1. titoli emessi dalla banca che redige il bilancio	[illegible]
2. altri titoli	[illegible]
c) titoli di terzi depositati presso terzi	[illegible]
d) titoli di proprietà depositati presso terzi	[illegible]
4. Altre operazioni	[illegible]

Le gestioni patrimoniali includono gli investimenti effettuati per conto del Fondo Pensione Aperto "CRF Previdenza", costituito dalla Banca ai sensi del Decreto Legislativo n. 124/1993 ed articolato in cinque comparti (obbligazionario, obbligazionario bilanciato, bilanciato, bilanciato azionario e garantito); in accordo con la normativa vigente, i rendiconti dei singoli comparti vengono riportati in apposito allegato al presente bilancio.

5. Dati di sintesi della Capogruppo Intesa Sanpaolo S.p.A.

Di seguito vengono riportati i prospetti riepilogativi richiesti dall'articolo 2497-bis del Codice Civile estratti dai bilanci di Banca Intesa S.p.A. e Sanpaolo Imi S.p.A. per l'esercizio chiuso al 31 dicembre 2006; in proposito si ricorda infatti che in data 29 gennaio 2008 Intesa Sanpaolo S.p.A. ha acquisito la maggioranza assoluta del capitale sociale di Banca CR Firenze e in data 1° gennaio 2007 Banca Intesa S.p.A. aveva incorporato Sanpaolo IMI S.p.A., che deteneva una partecipazione rilevante nel capitale della Banca, modificando la propria denominazione in Intesa Sanpaolo S.p.A. e dando pertanto vita ad un grande Gruppo a livello internazionale, all'interno del quale confluirà anche l'attuale Gruppo Banca CR Firenze.
Per un'adeguata e completa comprensione della situazione patrimoniale e finanziaria delle entità sopra indicate al 31 dicembre 2006, nonché dei rispettivi risultati economici conseguiti nell'esercizio chiuso a tale data, si rinvia alla lettura dei relativi bilanci che, corredati delle relazioni della società di revisione, sono disponibili nelle forme e nei modi previsti dalla legge.

Dati di sintesi di bilancio e indicatori alternativi di performance di Banca Intesa (°)

Voci di bilancio	2006	2005 Riesposto (*)	Variazioni assolute	Variazioni %	2005	Variazioni assolute	Variazioni %
Dati economici (milioni di euro)							
Interessi netti	3.324	3.149	175	5,6	3.194	130	4,1
Commissioni nette	2.270	2.238	32	1,4	2.271	-1	
Risultato dell'attività di negoziazione	445	294	151	51,4	311	134	43,1
Proventi operativi netti	7.160	6.164	996	16,2	6.195	965	15,6
Oneri operativi	-3.598	-3.579	19	0,5	-3.552	46	1,3
Risultato della gestione operativa	3.562	2.585	977	37,8	2.643	919	34,8
Rettifiche di valore nette su crediti	-458	-337	121	35,9	-347	111	32,0
Risultato netto	2.241	1.547	694	44,9	1.564	677	43,3
Dati Patrimoniali (milioni di euro)							
Crediti verso clientela	112.314	104.022	8.292	8,0	110.567	1.747	1,6
Atività/passività finanziarie di negoziazione	22.825	24.715	-1.890	-7,6	24.756	-1.931	-7,8
Attività finanziarie disponibili per la vendita	3.041	2.575	466	18,1	2.771	270	9,7
Attività immobilizzate	13.821	13.667	154	1,1	13.441	380	2,8
Totale attività	216.208	206.589	9.619	4,7	207.805	8.403	4,0
Raccolta da clientela	143.355	136.883	6.472	4,7	137.862	5.493	4,0
Raccolta indiretta da clientela	206.388	203.738	2.650	1,3	203.738	2.650	1,3
di cui gestita	*28.302*	*29.593*	*-1.291*	*-4,4*	*29.593*	*-1.291*	*-4,4*
Posizione interbancaria netta	9.725	7.905	1.820	23,0	2.543	7.182	
Patrimonio netto	15.323	14.234	1.089	7,7	14.251	1.072	7,5
Struttura operativa							
Numero dei dipendenti	30.434	30.688	-254		30.663	-229	
di cui: Italia	*30.060*	*30.303*	*-243*		*30.278*	*-218*	
Estero	*374*	*385*	*-11*		*385*	*-11*	
Numero degli sportelli bancari	2.107	2.084	23		2.084	23	
di cui: Italia	*2.101*	*2.078*	*23*		*2.078*	*23*	
Estero	*6*	*6*			*6*		

(*) Dati riesposti su base omogenea
(°) Dati riferiti agli schemi riclassificati di conto economico e di stato patrimoniale come riportati nelle note esplicative della relazione

Gruppo Sanpaolo Imi

Dati di sintesi e indicatori di bilancio

	(milioni di euro) Totale Gruppo
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)	
Esercizio 2006	9.098
Esercizio 2005 pro-forma (3)	8.201
Variazione esercizio 2006 / Esercizio 2005 pro-forma (%)	+10,9
UTILE (PERDITA) DELL'OPERATIVITA' CORRENTE (€/mil)	
Esercizio 2006	3.590
Esercizio 2005 pro-forma (3)	2.954
Variazione esercizio 2006 / Esercizio 2005 (%)	+21,5
UTILE NETTO (€/mil)	
Esercizio 2006	2.148
Esercizio 2005 pro-forma (3)	1.983
Variazione esercizio 2006 / Esercizio 2005 pro-forma (%)	+8,3
TOTALE ATTIVITA' FRUTTIFERE (€/mil) (4)	
31/12/2006	223.824
31/12/2006 riesposto (5)	216.460
31/12/2005 pro-forma (3)	185.768
Variazione 31/12/2006-31/12/2005 pro-forma (%)	+20,5
TOTALE PASSIVITA' ONEROSE (€/mil) (4)	
31/12/2006	215.889
31/12/2006 riesposto (5)	208.989
31/12/2005 pro-forma (3)	177.954
Variazione 31/12/2006-31/12/2005 pro-forma (%)	+21,3
CAPITALE ALLOCATO (€/mil)	
Esercizio 2006	12.190
Esercizio 2005 pro-forma (3)	11.500
Variazione esercizio 2006 / Esercizio 2005 pro-forma (%)	+6,0
REDDITIVITA' (%)	
Esercizio 2006	17,6
Esercizio 2005 pro-forma (3)	17,2
PERSONALE	
31/12/2006	50.071
31/12/2006 riesposto	42.905
31/12/2005 pro-forma (3)	42.326
Variazione 31/12/2006-31/12/2005 pro-forma (%)	+18,3
Variazione 31/12/2006 riesposto-31/12/2005 (%)	+1,4

(1) Il confronto tra i due periodi risente di risultati straordinari non ripetibili realizzati nel 2005 sull'operazione Italenergia Bis.
(2) Incluse le elisioni e le scritture di consolidamento. I risultati del 2006 hanno beneficiato di ricavi straordinari non ripetibili, tra cui la plusvalenza sulla cessione di Ixis Asset Management Group e Ixis Corporate & Investment Bank.
(3) Dati ricostruiti per tener conto delle variazioni di perimetro dei Settori di Attività e dell'uscita di GEST Line dal perimetro di consolidamento.
(4) Escluso il gruppo Banca IMI.
(5) Dati riesposti escludendo Cassa dei Risparmi di Forlì, Panonska Banka, Bank of Alexandria e Banca Italo Albanese, entrate nel perimetro di consolidamento nel 2006.

PARTE C - INFORMAZIONI SUL CONTO ECONOMICO

SEZIONE 1 - GLI INTERESSI - VOCI 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

	Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2007	31 dicembre 2006	Variazioni %
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	1				1	1	0,0%
2	Attività finanziarie disponibili per la vendita	16				16	14	14,3%
3	Attività finanziarie detenute sino alla scadenza							
4	Crediti verso banche		72		7	79	49	61,2%
5	Crediti verso clientela		61[illegible]	5		626	488	28,3%
6	Attività finanziarie valutate al fair value							
7	Derivati di copertura	X	X	X		[illegible]	5	-100,0%
8	Attività finanziarie cedute non cancellate	51				51	32	59,4%
9	Altre attività	X	X	[illegible]		[illegible]	2	-100,0%
	Totale	68	683	15	7	773	591	30,8%

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
A. Differenziali positivi relativi a operazioni di:			
A.1 Copertura specifica del fair value di attività			
A.2 Copertura specifica del fair value di passività		26	-100,0%
A.3 Copertura generica del rischio di tasso di interesse			
A.4 Copertura specifica dei flussi finanziari di attività			
A.5 Copertura specifica dei flussi finanziari di passività			
A.6 Copertura generica dei flussi finanziari			
Totale differenziali positivi (A)		**26**	**-100,0%**
B. Differenziali negativi relativi a operazioni di:			
B.1 Copertura specifica del fair value di attività			
B.2 Copertura specifica del fair value di passività		(21)	-100,0%
B.3 Copertura generica del rischio di tasso di interesse			
B.4 Copertura specifica dei flussi finanziari di attività			
B.5 Copertura specifica dei flussi finanziari di passività			
B.6 Copertura generica dei flussi finanziari			
Totale differenziali negativi (B)		**(21)**	**-100,0%**
C. Saldo (A-B)		**5**	**-100,0%**

Al 31 dicembre 2007 il saldo netto dei differenziali su operazioni di copertura è negativo ed è pertanto riportato nella successiva tabella 1.5.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta

Al 31 dicembre 2007 tali interessi ammontavano a 8,7 milioni di euro.

1.4 Interessi passivi e oneri assimilati: composizione

	Voci/Forme tecniche	Debiti	Titoli	Altre [illegible]	31 dicembre 2007	31 dicembre 2006	Variazioni %
1.	Debiti verso banche	(51)			(51)	(35)	45,7%
2.	Debiti verso clientela	(116)			(116)	(68)	70,6%
3.	Titoli in circolazione		(160)		(160)	(116)	37,9%
4.	Passività finanziarie di negoziazione						
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie associate ad attività cedute non cancellate		(51)		(51)	(30)	70,0%
7.	Altre passività			(2)	(2)	(1)	100,0%
8.	Derivati di copertura			(11)	(11)		100,0%
	Totale	(167)	(211)	(13)	(391)	(250)	56,4%

1.5 Interessi passivi e oneri assimilati: differenziali relativi alle operazioni di copertura

Voci/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
A. Differenziali positivi relativi a operazioni di:			
A.1 Copertura specifica del fair value di attività			
A.2 Copertura specifica del fair value di passività	23		100,0%
A.3 Copertura generica del rischio di tasso di interesse			
A.4 Copertura specifica dei flussi finanziari di attività			
A.5 Copertura specifica dei flussi finanziari di passività			
A.6 Copertura generica dei flussi finanziari			
Totale differenziali positivi (A)	23		**100,0%**
B. Differenziali negativi relativi a operazioni di:			
B.1 Copertura specifica del fair value di attività			
B.2 Copertura specifica del fair value di passività	(34)		
B.3 Copertura generica del rischio di tasso di interesse			
B.4 Copertura specifica dei flussi finanziari di attività			
B.5 Copertura specifica dei flussi finanziari di passività			
B.6 Copertura generica dei flussi finanziari			
Totale differenziali negativi (B)	(34)		**100,0%**
C. Saldo (A-B)	(11)		**100,0%**

Il saldo netto dei differenziali relativi alle operazioni di copertura, realizzate dalla Banca sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, è negativo in seguito all'andamento registrato dalla curva dei tassi nel corso dell'esercizio 2007.

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta

Al 31 dicembre 2007 tali interessi ammontavano a 14,7 milioni di euro.

SEZIONE 2 - LE COMMISSIONI - VOCI 40 e 50

2.1 Commissioni attive: composizione

Tipologia servizi/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
a) garanzie rilasciate	6	5	20,0%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	88	86	2,3%
1. negoziazione di strumenti finanziari	2	2	0,0%
2. negoziazione di valute	2	2	0,0%
3. gestioni patrimoniali	15	15	0,0%
3.1. individuali	14	14	0,0%
3.2. collettive	1	1	0,0%
4. custodia e amministrazione di titoli	2	2	0,0%
5. banca depositaria			
6. collocamento di titoli	37	33	12,1%
7. raccolta ordini	4	4	0,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	26	28	-7,1%
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	26	28	-7,1%
9.3. altri prodotti			
d) servizi di incasso e pagamento	46	50	-8,0%
e) servizi di servicing per operazioni di cartolarizzazione	6	5	20,0%
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi	42	43	-2,3%
Totale	188	189	-0,5%

2.2 Commissioni attive: canali distributivi dei prodotti e servizi

Canali/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
a) presso propri sportelli:	68	69	-1,4%
1. gestioni patrimoniali	13	13	0,0%
2. collocamento di titoli	29	28	3,6%
3. servizi e prodotti di terzi	26	28	-7,1%
b) offerta fuori sede:	10	7	42,9%
1. gestioni patrimoniali	2	2	0,0%
2. collocamento di titoli	8	5	60,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

2.3 Commissioni passive: composizione

Servizi/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
a) garanzie ricevute	[illegible]	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(17)	(11)	54,5%
1. negoziazione di strumenti finanziari	(1)	(1)	0,0%
2. negoziazione di valute			
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(2)	0,0%
5. collocamento di strumenti finanziari			
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(14)	(8)	75,0%
d) servizi di incasso e pagamento	(7)	(10)	-30,0%
e) altri servizi	(2)	(2)	0,0%
Totale	(27)	(24)	12,5%

L'elevato aumento della voce "offerta fuori sede di strumenti finanziari, prodotti e servizi" è principalmente dovuto all'acquisizione della rete di promotori Cortal Consors S.A.

SEZIONE 3 - DIVIDENDI E PROVENTI SIMILI - VOCE 70

3.1 Dividendi e proventi simili: composizione

	Voci/Proventi	31 dicembre 2007			31 dicembre 2006			Variazioni % del totale
		dividendi	proventi da quote di O.I.C.R.	Totale	dividendi	proventi da quote di O.I.C.R.	Totale	
A.	Attività finanziarie detenute per la negoziazione				1		1	-100,0%
B.	Attività finanziarie disponibili per la vendita	4		4	10		10	-60,0%
C.	Attività finanziarie valutate al fair value							
D.	Partecipazioni	76	X	76	72	X	72	5,6%
	Totale	80		80	83		83	-3,6%

L'elevata diminuzione dei dividendi su attività finanziarie disponibili per la vendita è dovuta alla cessione delle azioni Sanpaolo IMI S p.A., avvenuta nel corso dell'esercizio 2006.

Il dettaglio dei dividendi e proventi simili è il seguente:

Composizione della voce 70 "dividendi e proventi simili"	31 dicembre 2007	31 dicembre 2006	variazioni %
Attività finanziarie detenute per la negoziazione		1	0,0%
Attività finanziarie disponibili per la vendita	4	10	-60,0%
Banca d'Italia	*1*	*1*	*0,0%*
Cassa dei Risparmi di Forlì e della Romagna S.p.A.	*2*	*1*	*100,0%*
Sanpaolo IMI S.p.A.		*6*	*-100,0%*
Altre	*1*	*2*	*-50,0%*
Partecipazioni	76	72	5,6%
Cassa di Risparmio di Mirandola S.p.A.		*5*	*-100,0%*
Cassa di Risparmio di Orvieto S.p.A.	*2*	*2*	*0,0%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni ordinarie	*9*	*7*	*28,6%*
Cassa di Risparmio di Pistoia e Pescia S.p.A. azioni di risparmio	*2*	*2*	*0,0%*
Cassa di Risparmio di Civitavecchia S.p.A.	*3*	*3*	*0,0%*
Cassa di Risparmio della Spezia S.p.A.	*8*	*5*	*60,0%*
Findomestic Banca S.p.A.	*29*	*28*	*3,6%*
CR Firenze Gestion Internationale S.A.	[illegible]	*13*	*15,4%*
Centrovita Assicurazioni S.p.A.	*5*	*5*	*0,0%*
Infogroup S.p.A.	*1*	*1*	*0,0%*
Centro Leasing Banca S.p.A.	*1*	*1*	*0,0%*
Totale	**80**	**83**	**-3,6%**

SEZIONE 4 - IL RISULTATO NETTO DELL' ATTIVITA' DI NEGOZIAZIONE - VOCE 80

4.1 Risultato netto dell'attività di negoziazione: composizione

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	31 dicembre 2007 Risultato netto [(A+B) - (C+D)]	31 dicembre 2006 Risultato netto	Variazioni %
1. Attività finanziarie di negoziazione		22	(1)	(7)	14	9	55,6%
1.1 Titoli di debito		[illegible]			[illegible]	1	400,0%
1.2 Titoli di capitale		4	(1)			1	-100,0%
1.3 Quote di O.I.C.R.							
1.4 Finanziamenti							
1.5 Altre		[illegible]		(7)	[illegible]	7	28,6%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	X	X	X	X	(1)		100,0%
4. Strumenti derivati	[illegible]	50	(11)	(42)	[illegible]	17	-76,5%
4.1 Derivati finanziari:	[illegible]	50	(11)	(42)	[illegible]	17	-76,5%
- Su titoli di debito e tassi di interesse	[illegible]	50	(4)	(42)	[illegible]	13	-61,5%
- Su titoli di capitale e indici azionari	[illegible]		(5)		[illegible]	4	-100,0%
- Su valute e oro	X	X	X	X	(1)		
- Altri	[illegible]		(2)		[illegible]		
4.2 Derivati su crediti							
Totale	8	72	(12)	(49)	17	26	-34,6%

Le minusvalenze nette sui derivati finanziari, pari a circa 3 milioni di euro, sono relative alla valutazione dei derivati di trading.

Al 31 dicembre 2006 l'utile netto da negoziazione dei derivati finanziari comprendeva circa 7 milioni di euro relativi a premi netti di pertinenza del FIP, mentre al 31 dicembre 2007 tali componenti reddituali sono inclusi tra gli altri oneri/proventi di gestione.

SEZIONE 5 - IL RISULTATO NETTO DELL'ATTIVITÀ DI COPERTURA - VOCE 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
A. Proventi relativi a:			
A.1 Derivati di copertura del *fair value*	4	58	-93,1%
A.2 Attività finanziarie coperte (*fair value*)			
A.3 Passività finanziarie coperte (*fair value*)	7	74	-90,5%
A.4 Derivati finanziari di copertura dei flussi finanziari			
A.5 Attività e passività in valuta			
Totale proventi dell'attività di copertura (A)	11	132	-91,7%
B. Oneri relativi a:			
B.1 Derivati di copertura del *fair value*	(9)	(123)	-92,7%
B.2 Attività finanziarie coperte (*fair value*)			
B.3 Passività finanziarie coperte (*fair value*)	(2)	(7)	-71,4%
B.4 Derivati finanziari di copertura dei flussi finanziari			
B.5 Attività e passività in valuta			
Totale oneri dell'attività di copertura (B)	(11)	(130)	-91,5%
C. Risultato netto dell'attività di copertura (A - B)		2	-100,0%

L'applicazione dell'*hedge accounting* ha comportato, nell'esercizio 2007, un risultato netto positivo pari a circa 0,4 milioni di euro.
Il generale rilevante decremento dei proventi e degli oneri relativi alle operazioni di copertura è sostanzialmente attribuibile all'andamento dei tassi di interesse osservato durante l'esercizio 2007.

SEZIONE 6 - UTILI (PERDITE) DA CESSIONE/RIACQUISTO - VOCE 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	31 dicembre 2007			31 dicembre 2006			Variazioni % del risultato netto
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	
Attività finanziarie							
1. Crediti verso banche							
2. Crediti verso clientela							
3. Attività finanziarie disponibili per la vendita	[illegible]	(2)	[illegible]	115	(4)	111	-95,5%
3.1 Titoli di debito	[illegible]	[illegible]	[illegible]	1	(4)	(3)	n.s.
3.2 Titoli di capitale	[illegible]		[illegible]	112		112	-99,1%
3.3 Quote di O.I.C.R.	2	(1)	[illegible]	2		2	0,0%
3.4 Finanziamenti							
4. Attività finanziarie detenute sino alla scadenza							
Totale attività	[illegible]	(2)	[illegible]	**115**	**(4)**	**111**	**-95,5%**
Passività finanziarie							
1. Debiti verso banche							
2. Debiti verso clientela							
3. Titoli in circolazione	3		3	3		3	0,0%
Totale passività	3		3	**3**		**3**	**0,0%**

L'elevata diminuzione del risultato netto delle attività finanziarie è pressoché interamente legata alla cessione delle interessenze in Sanpaolo IMI S.p.A. (92,4 milioni di euro) e Fondiaria-SAI S.p.A. (8,4 milioni di euro), avvenuta nell'esercizio 2006.

SEZIONE 8 - LE RETTIFICHE/RIPRESE DI VALORE NETTE PER DETERIORAMENTO - VOCE 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2007	31 dicembre 2006	Variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	(18)	(70)	(4)	8	30			(54)	(41)	31,7%
C. Totale	(18)	(70)	(4)	8	30			(54)	(41)	31,7%

Legenda
A= da interessi
B= altre riprese

Le rettifiche di valore di portafoglio comprendono un importo, pari a 2,4 milioni di euro, derivante dalla valutazione a "tassi di mercato" dei finanziamenti concessi a Equitalia S.p.A. connessi con l'operazione di cessione della Cerit S.p.A.

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

Operazioni/ Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		31 dicembre 2007	31 dicembre 2006	Variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale			X	X		(1)	-100,0%
C. Quote di O.I.C.R.			X				
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale						**(1)**	**-100,0%**

Legenda
A= da interessi
B= altre riprese

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

Operazioni / Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2007	31 dicembre 2006	Variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Garanzie rilasciate			(1)					(1)	(1)	0,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni		(2)						(2)		100,0%
E. Totale		(2)	(1)					(3)	(1)	200,0%

Legenda
A= interessi
B= altre riprese

SEZIONE 9 - LE SPESE AMMINISTRATIVE - VOCE 150

9.1 Spese per il personale: composizione

Tipologia di spese/Valori	al 31 dicembre 2007	31 dicembre 2006	Variazioni %
1) Personale dipendente	(222)	(251)	-11,6%
a) salari e stipendi	*(170)*	*(177)*	-4,0%
b) oneri sociali	*(45)*	*(45)*	0,0%
c) indennità di fine rapporto			
d) spese previdenziali			
e) accantonamento al trattamento di fine rapporto	*3*	*(11)*	n.s.
f) accantonamento al fondo trattamento di quiescenza e simili:	*(5)*	*(12)*	-58,3%
- a contribuzione definita	*(2)*	*(5)*	-60,0%
- a prestazione definita	*(3)*	*(7)*	-57,1%
g) versamenti ai fondi di previdenza complementare esterni:		*(1)*	-100,0%
- a contribuzione definita		*(1)*	-100,0%
- a prestazione definita			
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali			
i) altri benefici a favore dei dipendenti	*(7)*	*(5)*	40,0%
2) Altro personale	(9)	(9)	0,0%
3) Amministratori	(4)	(2)	100,0%
Totale	**(235)**	**(262)**	**-10,3%**

Al 31 dicembre 2007 la voce "accantonamento al trattamento di fine rapporto" presenta un saldo positivo in quanto include l'adeguamento del TFR, rideterminato sulla base del metodo c.d. "tutto maturato" in seguito all'entrata in vigore del D.Lgs. n. 252/2005 e della L. n. 296/2006, per un importo che al 1° gennaio 2007, alla luce delle stime effettuate dall'attuario esterno, risulta pari a circa 16 milioni di euro.
L'elevata diminuzione della sottovoce "1).f) accantonamento al fondo trattamento di quiescenza e simili" è dovuta essenzialmente alla rilevazione nella voce "Altri oneri/proventi di gestione" delle componenti reddituali del Fondo Integrativo Pensione che al 31 dicembre 2006, per la parte relativa alle "Spese per il personale", ammontavano complessivamente a circa 6 milioni di euro.
Nell'esercizio 2007 non sono stati rilevati in conto economico oneri per esodi incentivati di personale dipendente.

9.2 Numero medio dei dipendenti per categoria

	31 dicembre 2007	31 dicembre 2006	variazioni %
Personale dipendente			
a) dirigenti	64	60	6,7%
b) totale quadri direttivi	1.044	1.056	-1,1%
- di cui: di 3° e 4° livello	*464*	*472*	*-1,7%*
c) restante personale dipendente	2.426	2.411	0,6%
Altro personale	149	141	5,7%
Totale	**3.683**	**3.668**	**0,4%**

9.3 Fondi di quiescenza aziendali a prestazione definita: totale costi

Per quanto riguarda i costi relativi ai suddetti fondi si rimanda alla Sezione 12.3 della Parte B - Passivo della presente nota integrativa.

9.4 Altri benefici a favore dei dipendenti

Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre a quelli compresi nella tabella 9.1, voce 1), lettera i).

9.5 Altre spese amministrative: composizione

Voci/Settori	31 dicembre 2007	31 dicembre 2006	Variazioni %
Fitti per immobili	(14)	(13)	7,7%
Manutenzione ordinaria	(3)	(2)	50,0%
Altre spese per immobili	(1)	(1)	0,0%
Spese postali	(8)	(7)	14,3%
Spese telefoniche	(3)	(3)	0,0%
Energia elettrica, riscaldamento e altro	(5)	(4)	25,0%
Locazione macchine e software	(12)	(12)	0,0%
Manutenzione hardware e software	(3)	(4)	-25,0%
Servizi elaborazione dati da terzi	(23)	(24)	-4,2%
Trasmissione dati	(12)	(12)	0,0%
Costi di back office	(9)	(9)	0,0%
Pubblicità	(5)	(5)	0,0%
Spese per marketing e rappresentanza	(1)	(2)	-50,0%
Spese legali recupero crediti	(5)	(5)	0,0%
Spese per altre consulenze professionali	(13)	(9)	44,4%
Trasporti	(4)	(4)	0,0%
Assicurazioni	(6)	(6)	0,0%
Vigilanza e sicurezza	(1)	(1)	0,0%
Spese per pulizie	(4)	(4)	0,0%
Stampati e cancelleria	(2)	(1)	100,0%
Spese diverse	(9)	(7)	28,6%
Imposta di bollo e bollati vari	(28)	(28)	0,0%
Imposta comunale sugli immobili	(1)	(1)	0,0%
Altre imposte indirette	(1)	(1)	0,0%
Totale	**(173)**	**(165)**	**4,8%**

L'elevato incremento delle "Spese per altre consulenze professionali" risulta principalmente legato alle operazioni societarie descritte all'interno della Relazione sulla gestione.

SEZIONE 10 - ACCANTONAMENTI NETTI AI FONDI PER RISCHI E ONERI - VOCE 160

10.1 Accantonamenti netti ai fondi per rischi e oneri: composizione

	31 dicembre 2007	31 dicembre 2006	Variazioni %
Rischi ed oneri relativi al personale	(5)	(12)	-58,3%
Rischi ed oneri su crediti cartolarizzati		2	-100,0%
Rischi ed oneri diversi (cause legali ed altro)	(8)	(11)	-27,3%
Totale	**(13)**	**(21)**	**-38,1%**

La variazione degli accantonamenti per rischi ed oneri relativi al personale è prevalentemente legata alla rilevazione, tra le "Spese per il personale" dell'esercizio 2007, degli importi relativi al rinnovo del CCNL.

SEZIONE 11 - RETTIFICHE/RIPRESE DI VALORE NETTE SU ATTIVITA' MATERIALI - VOCE 170

11.1 Rettifiche di valore nette su attività materiali: composizione

Attività/Componente reddituale	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	31 dicembre 2007 Risultato netto (a + b - c)	31 dicembre 2006 Risultato netto	Variazioni %
A. Attività materiali						
A.1 Di proprietà	(13)			(13)	(13)	0,0%
- Ad uso funzionale	*(13)*			*(13)*	*(13)*	*0,0%*
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	(13)			(13)	(13)	0,0%

Le aliquote di ammortamento delle attività materiali adottate dalla Banca sono riportate nella seguente tabella.

Voci	Aliquota % di ammortamento
Immobili	
- utilizzati per l'attività bancaria	3%
Impianti, macchinari e attrezzature	
- macchine elettroniche EAD	20%
- impianti e mezzi di sollevamento	7,5%
- macchinari, apparecchi e attrezzature varie	15%
- impianti di allarme, ripresa e fotocine tv	30%
- impianti interni di comunicazione e telesegnal	25%
Altri beni materiali	
- opere d'arte	0%
- arredamenti	15%
- mobili d'ufficio	12%
- macchine di ufficio elettroniche ed elettromec	20%
- sistemi telefonici elettronici	20%
- autovetture, motoveicoli e simili	25%

SEZIONE 12 - RETTIFICHE/RIPRESE DI VALORE NETTE SU ATTIVITA' IMMATERIALI - VOCE 180

12.1 Rettifiche di valore nette su attività immateriali: composizione

Attività/Componente reddituale	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	31 dicembre 2007 Risultato netto (a + b - c)	**31 dicembre 2006 Risultato netto**	**Variazioni %**
A. Attività immateriali						
A.1 Di proprietà	(12)			(12)	(13)	-7,7%
- Generate internamente dall'azienda						
- Altre	*(12)*			*(12)*	*(13)*	-7,7%
A.2 Acquisite in locazione finanziaria						
Totale	(12)			(12)	(13)	-7,7%

SEZIONE 13 -GLI ALTRI ONERI E PROVENTI DI GESTIONE - VOCE 190

13.1 Altri oneri di gestione: composizione

	31 dicembre 2007	31 dicembre 2006	Variazioni %
Oneri per acquisizione affari e servizi	(2)	(3)	-33,3%
Retrocessioni e abbuoni alla clientela		(2)	-100,0%
Perdite per rapine in franchigia assicurativa		(1)	-100,0%
Sopravvenienze passive	(4)	(6)	-33,3%
Rifusione interessi per bonifici ed incassi	(3)	(2)	50,0%
Altri	(3)	(2)	50,0%
Totale	**(12)**	**(16)**	**-25,0%**

13.2 Altri proventi di gestione: composizione
(Importi in milioni di Euro)

	31 dicembre 2007	31 dicembre 2006	Variazioni %
Recupero spese su depositi a risparmio e su conti creditori	42	44	-4,5%
Recupero spese da clientela per:	34	35	-2,9%
- Bolli su documenti contabili	*22*	*23*	*-4,3%*
- Crediti in sofferenza	*2*	*3*	*-33,3%*
- Rifusione interessi per bonifici e incassi	*3*	*3*	*0,0%*
- Altri recuperi	*7*	*6*	*16,7%*
Fitti attivi su immobili	1	1	0,0%
Recupero spese da altre società del gruppo	9	7	28,6%
Sopravvenienze attive	7	2	250,0%
Altri	2	2	0,0%
Totale	**95**	**91**	**4,4%**

Gli altri oneri e proventi di gestione includono i costi e ricavi di pertinenza del Fondo Integrativo Pensione, che non producono peraltro alcun effetto sul conto economico della Banca; tali componenti reddituali presentano infatti uguale ammontare ed al 31 dicembre 2007 i rispettivi importi risultano entrambi complessivamente pari a 17 milioni di euro. Nell'apposito rendiconto annuale, allegato al presente bilancio, risultano dettagliatamente illustrate le componenti economiche relative al suddetto fondo.

SEZIONE 14 - UTILI (PERDITE) DELLE PARTECIPAZIONI - VOCE 210

14.1 Utili (perdite) delle partecipazioni: composizione

Componente reddituale/ Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
A. Proventi	2		100,0%
1. Rivalutazioni			
2. Utili da cessione	2		100,0%
3. Riprese di valore			
4. Altre variazioni positive			
B. Oneri			
1. Svalutazioni			
2. Rettifiche di valore da deterioramento			
3. Perdite da cessione			
4. Altre variazioni negative			
Risultato netto	2		100,0%

Al 31 dicembre 2007 la voce è interamente costituita dal corrispettivo ricevuto nel corso dell'esercizio a titolo di integrazione prezzo per la cessione di Cerit S.p.A. a Equitalia S.p.A.

SEZIONE 15 - RISULTATO NETTO DELLA VALUTAZIONE AL FAIR VALUE DELLE ATTIVITA' MATERIALI E IMMATERIALI - VOCE 220

15.1 Risultato netto della valutazione al fair value (o al valore rivalutato) delle attività materiali e immateriali: composizione

Attività / Componente reddituale	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio		31 dicembre 2007 Risultato netto (a-b+c-d)	31 dicembre 2006 Risultato netto	Variazioni %
			Positive (c)	Negative (d)			
A. Attività materiali							
A.1 Di proprietà:	1				1	1	0,0%
- Ad uso funzionale							
- Detenute a scopo di investimento	1				1	1	0,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	**1**				**1**	**1**	**0,0%**

SEZIONE 17 - UTILI (PERDITE) DA CESSIONE DI INVESTIMENTI - VOCE 240

17.1 Utili (perdite) da cessione di investimenti: composizione

Componente reddituale/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
A. Immobili		2	-100,0%
- Utili da cessione		2	-100,0%
- Perdite da cessione			
B. Altre attività			
- Utili da cessione			
- Perdite da cessione			
Risultato netto		**2**	**-100,0%**

SEZIONE 18 - LE IMPOSTE SUL REDDITO DELL'ESERCIZIO DELL'OPERATIVITA' CORRENTE - VOCE 260

18.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componente/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
1. Imposte correnti (-)	(64)	(66)	-3,0%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)			
3. Riduzione delle imposte correnti dell'esercizio (+)			
4. Variazione delle imposte anticipate (+/-)	(15)	6	n.s.
5. Variazione delle imposte differite (+/-)		4	-100,0%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	(79)	(56)	41,1%

18.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2007	% sull'utile al lordo delle imposte	31 dicembre 2006	% sull'utile al lordo delle imposte
IRES	76	33,00%	96	33,00%
IRAP	10	4,25%	12	4,25%
Imposte sul reddito in base all'aliquota nominale di sistema	**86**	**37,25%**	**108**	**37,25%**
Variazioni in aumento dell'IRAP	10	4,48%	4	1,38%
Maggiore base imponibile ed aliquota effettiva (*)	*10*	*4,48%*	*4*	*1,38%*
Totale IRAP	**20**	**9,17%**	**16**	**5,63%**
Variazioni in aumento dell'IRES	9	3,93%	1	0,34%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese del personale,	*1*	*0,44%*	*1*	*0,34%*
Effetto netto sulle imposte differite attive e passive derivante dalla riduzione delle aliquote fiscali IRES ed IRAP, a partire dal 1° gennaio 2008	*8*	*3,49%*		
Variazioni in diminuzione dell'IRES	(26)	-11,79%	(57)	-19,66%
Quota esente dei dividendi	*(25)*	*-11,35%*	*(26)*	*-8,97%*
Effetto della normativa relativa alla "Participation Exemption"	*(1)*	*-0,44%*	*(31)*	*-10,69%*
Totale IRES	**59**	**25,14%**	**40**	**13,69%**
Imposte sul reddito in conto economico (voce 260)	**79**	**34,31%**	**56**	**19,32%**

(*) Tale voce include gli incrementi netti del reddito imponibile nonché l'impatto connesso all'applicazione della maggiore aliquota IRAP da parte singole regioni; l'aumento rispetto all'esercizio precedente deriva principalmente dalla presenza, nell'anno 2006, di maggiori plusvalenze realizzate sulle partecipazioni.

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP.

	31 dicembre 2007	31 dicembre 2006	variazioni %
IRES	44	48	-8,3%
IRAP	20	18	11,1%
IRES di pertinenza degli utili sulle attività in via di dismissione		4	-100,0%
IRAP di pertinenza degli utili sulle attività in via di dismissione		1	-100,0%
Totale imposte correnti in conto economico	**64**	**71**	**-9,9%**

SEZIONE 19 - UTILE (PERDITA) DEI GRUPPI DI ATTIVITÀ IN VIA DI DISMISSIONE AL NETTO DELLE IMPOSTE - VOCE 280

19.1 Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte: composizione

Componenti reddituali/Valori	31 dicembre 2007	31 dicembre 2006	Variazioni %
1. Proventi		15	-100,0%
2. Oneri		(5)	-100,0%
3. Risultato delle valutazioni del gruppo di attività e delle passività associate			
4. Utili (perdite) da realizzo			
5. Imposte e tasse		(4)	-100,0%
Utile (perdita)		6	-100,0%

19.2 Dettaglio delle imposte sul reddito relative ai gruppi di attività/passività in via di dismissione

	31 dicembre 2007	31 dicembre 2006	Variazioni %
1. Fiscalità corrente (-)		(4)	-100,0%
2. Variazione delle imposte anticipate (+/-)			
3. Variazione delle imposte differite (-/+)			
4. Imposte sul reddito di esercizio (-1+/-2+/-3)		(4)	-100,0%

Sezione 20 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale della Banca nell'esercizio 2007 sono fornite, anche relativamente ai diversi settori di attività in cui la stessa opera, nella Sezione D della presente nota integrativa e nella Relazione sulla gestione consolidata.

Sezione 21 - Utile per azione

21.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2007 il capitale sociale è pari ad euro 828.752.733, suddiviso in n. 828.752.733 azioni ordinarie del valore nominale di euro 1,00 ciascuna.

Computo dell'utile base per azione	31 dicembre 2007	31 dicembre 2006	variazioni %
Utile netto (in euro)	150.213.760,20	240.338.622,21	-37,5%
n° azioni computabili	828.836.017	1.378.844.935	-39,9%
Utile base per azione	0,1812	0,1743	4,0%
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options		2.807.648	-100,0%
n° azioni computabili	828.836.017	1.381.652.583	-40,0%
Utile diluito per azione	0,1812	0,1740	4,2%

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie di Banca CR Firenze S.p.A., come deliberato dall'Assemblea Straordinaria dei Soci del 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare, che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute.

PARTE D - INFORMATIVA DI SETTORE

A. SCHEMA PRIMARIO

Per il dettaglio dell'informativa di settore, sia primaria che secondaria, si rimanda alla Parte D della nota integrativa consolidata.

B. SCHEMA SECONDARIO

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per la Banca.

PARTE E - INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA

PREMESSA

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari di Banca CR Firenze (Consiglio di Amministrazione, Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura di Gruppo costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del supporto tecnico del Coordinamento Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziario, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni.

SEZIONE 1 - RISCHIO DI CREDITO

INFORMAZIONI DI NATURA QUALITATIVA

1. Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. La concessione del fido viene preceduta da un'accurata fase di istruttoria incentrata su una documentazione che consenta una valutazione complessiva della capacità di credito: gli elementi più rilevanti sono costituiti dalle previsioni sui flussi economici - finanziari dell'attività di impresa e dalla fornitura di eventuali garanzie accessorie. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

2. Politiche di gestione del rischio di credito
2.1 Aspetti organizzativi

La struttura del Modello Distributivo è caratterizzata dalla regolamentazione di processi differenziati per segmento di clientela: di conseguenza, all'interno della Direzione Crediti, esistono aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese insieme ai Credit Manager, qualora previsti, sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata prevalentemente dal Servizio Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi. L'attività di controllo viene svolta su due livelli:
- sulle singole posizioni per importi superiori a 5.000 euro, evidenziate da una specifica procedura e da estrazioni mirate di eventi anomali;
- sulle singole unità periferiche (Filiali e Centri Imprese), sulla base della dinamica di aggregati rappresentativi della rischiosità del portafoglio crediti gestito.

2.2 Sistemi di gestione, misurazione e controllo

Banca CR Firenze ha definito un sistema di rating completo e conforme alle regole previste dalle Autorità di Vigilanza, finalizzato al presidio della qualità del credito riferito alla controparte. Il sistema di rating considera tre parametri fondamentali:
- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;
- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione e della classe di esposizione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.

La PD è determinata attraverso l'utilizzo di una pluralità di modelli di rating e di scoring in linea con quanto indicato dalle Autorità di Vigilanza.
I modelli sono sviluppati secondo le "best practices" in uso e risultano differenziati per dimensione e tipologia di cliente. Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della tipologia di controparte.
Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi in bonis, ad ognuna delle quali risulta associato un appropriato valore di PD. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti. Nel corso del 2007 la copertura del rating è stata estesa a tutto il segmento imprese e ad oggi il rating è calcolabile, attraverso modelli sviluppati ad hoc, anche su imprese che svolgono attività diverse da quelle industriali, come ad esempio le immobiliari, le finanziarie e le holding di partecipazione. L'assegnazione di rating al segmento imprese si avvale di un applicativo web, disponibile per tutta la rete di vendita periferica e per le strutture centrali, che oltre alla valutazione del merito di credito dell'impresa fornisce supporto all'attività di consulenza verso il cliente attraverso la visualizzazione, sotto forma di istogramma, della situazione delle principali aree gestionali dell'azienda oggetto di valutazione.

Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni socio-demografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.
Nei segmenti Retail, a fianco dei modelli di scoring disponibili on line, si affianca uno specifico modello di scoring andamentale, calcolato mensilmente con modalità "batch", dal quale si determina il valore della PD da utilizzare in tutti i processi della banca.
Nel primo semestre 2008 saranno inoltre disponibili i nuovi modelli sviluppati per i segmenti Retail analoghi, nella costruzione e rappresentazione, ai modelli di rating del segmento Imprese.
Infine, nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Nel corso del 2007 sono stati sviluppati i nuovi modelli per la determinazione della LGD e della EAD e attualmente sono in fase di valutazione le modalità per il loro utilizzo nei processi creditizi.
L'applicazione dei sistemi di rating è presidiata da una costante attività di controllo portato all'attenzione sia del Management che degli Organi Amministrativi. Tale monitoraggio si estrinseca attraverso un insieme di tableau in grado di fornire una serie di informazioni, dalla descrizione dell'andamento nel tempo di PD, LGD, accordato e utilizzato alla reportistica sulla percentuale di copertura del portafoglio impieghi con i modelli suddivisi per segmento, all'analisi della provenienza delle nuove posizioni in default. I diversi modelli di valutazione del rischio di credito sono resi comparabili tra loro mediante la riconduzione ad una scala di cinque fasce di rischio crescente: "Basso", "Medio-Basso", "Medio", "Medio-Alto" e "Alto".
Inoltre, da gennaio 2008 è disponibile uno specifico motore di intercettamento (denominato "Early Warning" ossia allarme preventivo), che permette di evidenziare le variazioni importanti intercorse nella rischiosità a livello di singola controparte, rappresentata dalla combinazione tra un punteggio di anomalia interna (espresso da un indicatore andamentale) ed un aspetto dimensionale (costituito dalla perdita attesa). In base alla suddetta combinazione, tutte le controparti ordinarie "in bonis" sono classificate in uno tra i quattro seguenti stati gestionali: "Molto critico", "Critico", "Attivo" e "Ordinario".
Le metodologie di calcolo della PD e della LGD rivestono una crescente rilevanza in quanto concorrono alla determinazione del costo del rischio, considerato sia nel processo del budget (come uno degli obbiettivi su cui si basa il sistema incentivante per la rete di vendita) che nel processo di controllo di gestione (come elemento negativo del conto economico in termini di perdita attesa).

2.3 Tecniche di mitigazione del rischio di credito

A copertura del rischio di credito la Banca attua una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca. La Banca di norma non effettua operazioni di derivati su crediti a scopo di copertura.

2.4 Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti dalla Banca CR Firenze anche per conto delle controllate CR Orvieto e CR Civitavecchia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite dal Servizio Incagli della Direzione Crediti, che agisce in maniera integrata con la rete distributiva e adotta tutte le iniziative idonee al raggiungimento degli obbiettivi di rischiosità assegnati.
Premesso che tutte le posizioni deteriorate sono comprese nella classe di rischio più elevata (definita "Alta"), la loro determinazione avviene in base a criteri oggettivi e soggettivi.
Tra i parametri oggettivi rientrano il numero di rate scadute, l'esistenza di crediti in sofferenza presso il sistema e la presenza di fatti pregiudizievoli gravi che determinano automaticamente la proposta di passaggio a credito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche e insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.

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RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia
(valori di bilancio)

Portafogli/qualità	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Totale
1. Attività finanziarie detenute per la negoziazione						96	96
2. Attività finanziarie disponibili per la vendita	2					2.171	2.173
3. Attività finanziarie detenute sino alla scadenza							
4. Crediti verso banche						1.989	1.989
5. Crediti verso clientela	105	104	13	34	1	10.739	10.996
6. Attività finanziarie valutate al fair value							
7. Attività finanziarie in corso di dismissione							
8. Derivati di copertura						3	3
Totale al 2007-12	**107**	**104**	**13**	**34**	**1**	**14.998**	**15.257**
Totale al 2006-12	**105**	**99**	**12**	**46**	**8**	**13.762**	**14.032**

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A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			Totale (esposizione netta)
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	
1. Attività finanziarie detenute per la negoziazione					X	X	96	96
2. Attività finanziarie disponibili per la vendita	2			2	2.171		2.171	2.173
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.989		1.989	1.989
5. Crediti verso clientela	421	165		256	10.783	43	10.740	10.996
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X	3	3
Totale al 2007-12	423	165		258	14.943	43	14.999	15.257
Totale al 2006-12	424	160		264	13.727	41	13.769	14.033

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RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese		X		
f) Altre attività	2.584	X		2.584
TOTALE A al 2007-12	**2.584**			**2.584**
B. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate				
b) Altre	114	X		114
TOTALE B al 2007-12	**114**			**114**

In accordo con quanto previsto dalle disposizioni della Banca d'Italia, i dati relativi alle esposizioni fuori bilancio, corrispondenti alle garanzie rilasciate, agli impegni ed ai derivati riportati nelle tabelle A.1.3 e A.1.6, sono stati determinati secondo criteri non omogenei con quelli adottati per l'inclusione dei suddetti aggregati nella tabella 1 delle "Altre informazioni" della parte B; di conseguenza i rispettivi valori differiscono tra di loro e non sono riconciliabili.

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1 RISCHIO DI CREDITO QUALITA' DEL CREDITO

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale					**8**
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento					**6**
B.1 ingressi da esposizioni in bonis					
B.2 trasferimenti da altre categorie di esposizioni deteriorate					
B.3 altre variazioni in aumento					6
C. Variazioni in diminuzione					**14**
C.1 uscite verso esposizioni in bonis					10
C.2 cancellazioni					
C.3 incassi					4
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate					
C.6 altre variazioni in diminuzione					
D. Esposizione lorda finale					
- di cui: esposizioni cedute non cancellate					

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
a) Sofferenze	238	131		107
b) Incagli	132	28		104
c) Esposizioni ristrutturate	17	4		13
d) Esposizioni scadute	36	3		33
e) Rischio Paese	1	X		1
f) Altre attività	12.409	X	43	12.366
TOTALE A al 2007-12	12.833	166	43	12.624
B. ESPOSIZIONI FUORI BILANCIO				
a) Deteriorate	6	3		3
b) Altre	1.622	X	2	1.620
TOTALE B al 2007-12	1.628	3	2	1.623

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A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	**229**	**126**	**16**	**53**	**1**
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**96**	**182**	**5**	**91**	**3**
B.1 ingressi da crediti in bonis	21	144		84	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	66	25			
B.3 altre variazioni in aumento	9	13	5	7	3
C. Variazioni in diminuzione	**87**	**176**	**4**	**108**	**3**
C.1 uscite verso crediti in bonis	1	53	1	58	2
C.2 cancellazioni	52				
C.3 incassi	34	55	3	22	1
C.4 realizzi per cessioni					
C.5 trasferimenti ad altre categorie di esposizioni deteriorate		64		28	
C.6 altre variazioni in diminuzione		4			
D. Esposizione lorda finale	**238**	**132**	**17**	**36**	**1**
- di cui: esposizioni cedute non cancellate					

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	**124**	**26**	**3**	**6**	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	**84**	**27**	**1**	**3**	
B.1 rettifiche di valore	61	24	1	2	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	14	1			
B.3 altre variazioni in aumento	9	2		1	
C. Variazioni in diminuzione	**77**	**25**		**6**	
C.1 riprese di valore da valutazione	9	7		3	
C. 2 riprese di valore da incasso	15	3		1	
C.3 cancellazioni	52				
C.4 trasferimenti ad altre categorie di esposizioni deteriorate		13		1	
C.5 altre variazioni in diminuzione	1	2		1	
D. Rettifiche complessive finali	**131**	**28**	**4**	**3**	
- di cui: esposizioni cedute non cancellate					

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA
SEZIONE 1
RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni

Esposizioni	Classi di rating esterni						Senza rating	31 dicembre 2007
	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	Inferiore a B-		
A. Esposizioni per cassa	243	1.666	49			2	13.248	15.208
B. Derivati							57	57
B.1 Derivati finanziari							57	57
B.2 Derivati creditizi								
C. Garanzie rilasciate							808	808
D. Impegni a erogare fondi							895	895
Totale	243	1.666	49			2	15.008	16.968

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RISCHIO DI CREDITO QUALITA' DEL CREDITO
A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni

Esposizioni	Classi di rating interni					31 dicembre 2007
	Rischio basso	Rischio medio basso	Rischio medio	Rischio medio alto	Rischio alto	
A. Esposizioni per cassa	5.346	4.901	2.636	1.123	1.202	15.208
B. Derivati	13	40	2	1	1	57
- B.1 Derivati finanziari	13	40	2	1	1	57
- B.2 Derivati su crediti						
C. Garanzie rilasciate	343	343	85	12	25	808
D. Impegni a erogare fondi	797	49	35	8	6	895
Totale	6.499	5.333	2.758	1.144	1.234	16.968

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO QUALITA' DEL CREDITO

Al 31 dicembre 2007, la Banca non detiene ulteriori strumenti di attenuazione del rischio di credito rispetto alle varie tipologie di garanzie esposte nelle successive tabelle.

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	(1)+(2)
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*7.201*	*4.761*	*262*	*66*						*68*	*17*	*1.821*	6.995
2.1 totalmente garantite	6.662	4.713	218	44						67	7	1.613	6.662
2.2 parzialmente garantite	539	48	44	22						1	10	208	333

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
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A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

	Valore esposizione	Garanzie reali (1)			Garanzie personali (2)								Totale
					Derivati su crediti				Crediti di firma				
		Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	(1)+(2)
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*220*	*54*	*16*	*17*								*110*	**197**
2.1 totalmente garantite	177	54	11	9								103	**177**
2.2 parzialmente garantite	43		5	8								7	**20**

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A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*186*	*179*	*110*	*6*	*3*														*60*	*179*	
2.1. oltre il 150%	90	90	62	1	1														26	90	
2.2. tra il 100% e il 150%	20	20	8	1															11	20	
2.3. tra il 50% e il 100%	68	67	40	4	2														21	67	
2.4. entro il 50%	8	2																	2	2	

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
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A.3.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

	Valore esposizione	Ammontare garantito	Garanzie (fair value)																	Totale al 2007-12	Eccedenza fair value, garanzia
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
			Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti		
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	3	3																	2	2	
2.1. oltre il 150%	1	1																	1	1	
2.2. tra il 100% e il 150%																					
2.3. tra il 50% e il 100%	2	2																	1	1	
2.4. entro il 50%																					

B. Distribuzione e concentrazione del credito

B.1 Distribuzione settoriale delle esposizioni per cassa e fuori bilancio verso clientela

Esposizioni/Controparti	Governi e Banche Centrali				Altri enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta	Espos. lorda	Rettifiche val. specifiche	Rettifiche val. di portafoglio	Espos. netta
A. Esposizioni per cassa																								
A.1 Sofferenze					2			2	5	4		2					181	101		80	50	26		24
A.2 Incagli																	106	25		81	28	3		24
A.3 Esposizioni ristrutturate																	17	4		13				
A.4 Esposizioni scadute																	24	2		22	12	1		11
A.5 Altre esposizioni	1.350	X		1.350	199	X		199	788	X	1	787	19	X		19	7.262	X	39	7.223	2.792	X	4	2.788
Totale A	1.350			1.350	201			201	793	4	1	789	19			19	7.590	132	39	7.419	2.882	30	4	2.847
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																	2	2						
B.2 Incagli																	3	1		2				
B.3 Altre attività deteriorate																	1			1				
B.4 Altre esposizioni	661	X		661	175	X		175	9	X		9		X			732	X	2	730	45	X		45
Totale B	661			661	175			175	9			9					738	3	2	733	46			46
Totale (A+B) al 2007-12	2.011			2.011	376			376	802	4	1	798	19			19	8.328	135	41	8.152	2.928	30	4	2.892
Totale (A+B) al 2006-12	1.366			1.366	210			210	791	4	2	785	29			29	7.846	126	36	7.678	2.670	29	3	2.646

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

a) Altri servizi destinati alla vendita	1.484
b) Servizi del commercio, recuperi e riparazioni	1.249
c) Edilizia e opere pubbliche	1.159
d) Tessili, cuoio e calzature	595
e) Prodotti dell'agricoltura, silvicoltura e pesca	529
f) Altre branche	2.283

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economica:

Servizi degli alberghi e dei pubblici esercizi	379
Prodotti alimentari	249
Altri prodotti industriali	223
Prodotti metallici esclusi macchinari e mezzi	189
Minerali e prodotti minerali non metallici	155
Materiale e forniture elettriche	142
Prodotti energetici	114
Carta e prodotti della stampa	127
Macchine agricole e industriali	115
Prodotti chimici	110
Mezzi di trasporto	112
Servizi dei trasporti interni	84
Prodotti in gomma e plastica	78
Servizi connessi ai trasporti	72
Altri settori	134
Totale "Altre branche"	**2.283**

B.3 Distribuzione territoriale delle esposizioni per cassa e fuori bilancio verso clientela

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Esposizioni per cassa										
A.1 Sofferenze	236	105	1		1	1				
A.2 Incagli	132	104								
A.3 Esposizioni ristrutturate	17	13								
A.4 Esposizioni scadute	36	34								
A.5 Altre esposizioni	12.211	12.169	139	138	59	59			1	1
Totale A	**12.632**	**12.425**	**140**	**138**	**60**	**60**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	2									
B.2 Incagli	3	2								
B.3 Altre attività deteriorate	1	1								
B.4 Altre esposizioni	1.609	1.607	13	13						
Totale B	**1.615**	**1.610**	**13**	**13**						
Totale (A+B) al 2007-12	**14.247**	**14.035**	**153**	**151**	**60**	**60**			**1**	**1**
Totale (A+B) al 2006-12	**12.709**	**12.510**	**153**	**153**	**39**	**39**			**1**	**1**

B.4 Distribuzione territoriale delle esposizioni per cassa e fuori bilancio verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta	Espos. lorda	Espos. netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	2.341	2.341	150	150	66	66	1	1	26	26
Totale A	**2.341**	**2.341**	**150**	**150**	**66**	**66**	**1**	**1**	**26**	**26**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	91	91	21	21	2	2	1	1		
Totale B	**91**	**91**	**21**	**21**	**2**	**2**	**1**	**1**		
Totale (A+B) al 2007-12	**2.432**	**2.432**	**171**	**171**	**68**	**68**	**2**	**2**	**26**	**26**
Totale (A+B) al 2006-12	**2.068**	**2.068**	**451**	**451**	**52**	**52**	**2**	**2**	**25**	**25**

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO DISTRIBUZIONE E CONCENTRAZIONE DEL CREDITO
B.5 Grandi rischi

a) Ammontare	434
b) Numero	1

C. OPERAZIONI DI CARTOLARIZZAZIONE E DI CESSIONE DELLE ATTIVITA'

C.1 OPERAZIONI DI CARTOLARIZZAZIONE

Informazioni di natura qualitativa

Durante l'esercizio si è conclusa l'operazione di cartolarizzazione relativa a crediti in sofferenza effettuata nell'esercizio 1999 con la società veicolo Perseo Finance S.r.l., cedendo la quasi totalità delle attività sottostanti nonché l'interessenza detenuta in tale società.

Alla data di chiusura dell'esercizio la Banca aveva in corso l'operazione di cartolarizzazione di seguito descritta e relative a mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i *ratios* patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	509,0	100,00%	8.968

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui la Banca detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100,00	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100,00	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100,00	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100,00	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100,00	95,74	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 217,9 milioni di euro. In data 28 gennaio 2008 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 14,4 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 193 milioni di euro. Alla Banca è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Banca percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50% degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D". Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con imputazione a riserva da valutazione "AFS", per un importo pari a 0,3 milioni di euro. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Banca.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di *asset swap* a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale alla data di chiusura dell'esercizio risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce "Altre attività", un importo pari a circa 4,2 milioni di euro relativo a crediti vantati dalla Banca nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Banca maturati ma non ancora incassati.

Cartolarizzazioni di terzi

Alla data di chiusura dell'esercizio la Banca aveva in portafoglio titoli riconducibili ad un'operazione di cartolarizzazione di terzi, legata al processo di privatizzazione realizzato dal MEF (Ministero Economia e Finanze) attraverso la vendita, la cartolarizzazione ed il conferimento di beni immobili a fondi comuni d'investimento immobiliare.
Il portafoglio cartolarizzato è stato stimato al momento del conferimento iniziale in 3,7 miliardi di euro, ma in considerazione dello sconto del 10% applicato al fondo comune d'investimento ("Fondo"), il trasferimento è avvenuto per un valore pari a 3,3 miliardi di euro.
Il Fondo ha emesso due classi di quote:
- classe "A" per un ammontare complessivo pari a 1,3 miliardi di euro;
- classe "B", per il residuo ammontare.

Lo scopo principale del Fondo è l'ottimizzazione del valore e del reddito a lungo termine del portafoglio attraverso un'efficace gestione degli immobili, che prevede un piano di manutenzione e successiva dismissione degli stessi.
Il portafoglio cartolarizzato può essere suddiviso in molteplici gruppi omogenei sia per le caratteristiche degli immobili che per la strategia di gestione più appropriata; alla data di chiusura dell'esercizio la Banca possedeva titoli di classe "A2" per un ammontare pari a circa 5 milioni di euro.

Informazioni di natura quantitativa

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

Qualità attività sottostanti/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Con attività sottostanti proprie:					8	8												
a) Deteriorate																		
b) Altre					8	8												
B. Con attività sottostanti di terzi:	5	5																
a) Deteriorate																		
b) Altre	5	5																

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A. Oggetto di integrale cancellazione dal bilancio					8													
A.1 CR Firenze Mutui S.r.l.																		
- Mutui in bonis					8													
A.3 nome cartolarizzazione ...																		
- tipologia attività																		
B. Oggetto di parziale cancellazione dal bilancio																		
B.1 nome cartolarizzazione 1																		
- tipologia attività																		
B.2 nome cartolarizzazione 2																		
- tipologia attività																		
B.3 nome cartolarizzazione ...																		
- tipologia attività																		
C. Non cancellate dal bilancio																		
C.1 nome cartolarizzazione 1																		
- tipologia attività																		
C.2 nome cartolarizzazione 2																		
- tipologia attività																		
C.3 nome cartolarizzazione ...																		
- tipologia attività																		

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione di "terzi" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

Tipologia attività cartolarizzate/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A.1 FIP Funding 05.23 TV - Patrimonio immobiliare dello Stato	5																	

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per portafoglio e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	31 dicembre 2007	31 dicembre 2006	variazioni
1. Esposizioni per cassa			13			13	31	-58,1%
-"Senior"			5			5		
- "Mezzanine"								
- "Junior"			8			8	31	-74,2%
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività cartolarizzate sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie:	8	
A.1 Oggetto di integrale cancellazione	8	
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	8	X
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi:	5	
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività	5	

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
CR Firenze Mutui S.r.l.	Conegliano Veneto (TV)	10,00%

C.1.7 Attività di servicer - Incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota percentuale dei titoli rimborsati (dato di fine periodo)					
						Senior		Mezzanine		Junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze S.p.A.	CR Firenze Mutui S.r.l.	4	236		69		51,67%				

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO OPERAZIONI DI CESSIONE
C.2.1 Attività finanziarie cedute non cancellate

Le attività finanziarie cedute e non cancellate soggette a rischio di credito sono riferibili ad operazioni di pronti contro termine effettuate con clientela e controparti bancarie.

Forme tecniche/Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale	
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	2007-12	2006-12
A. Attività per cassa							1.215												1.215	1.069
1. Titoli di debito							1.215												1.215	1.069
2. Titoli di capitale										X	X	X	X	X	X	X	X	X		
3. O.I.C.R.										X	X	X	X	X	X	X	X	X		
4. Finanziamenti																				
5. Attività deteriorate																				
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X		
Totale 31 dicembre 2007							1.215												1.215	1.069
Totale 31 dicembre 2006							1.069												1.215	1.069

Legenda:
A = attività finanziarie cedute rilevate per intero (valore di bilancio)
B = attività finanziarie cedute rilevate parzialmente (valore di bilancio)
C = attività finanziarie cedute rilevate parzialmente (intero valore)

INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA SEZIONE 1
RISCHIO DI CREDITO OPERAZIONI DI CESSIONE
C.2.2 Passività finanziarie a fronte di attività finanziarie cedute non cancellate

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	Totale al 31 dicembre 2007
1. Debiti verso clientela			**902**				**902**
a) a fronte di attività rilevate per intero			902				902
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			**371**				**371**
a) a fronte di attività rilevate per intero			371				371
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre 2007			**1.273**				**1.273**
Totale 31 dicembre 2006			**1.027**				**1.027**

D. Modelli per la misurazione del rischio di credito
Non esiste alcuna metodologia interna per la misurazione dell'esposizione del rischio di credito.

SEZIONE 2 - RISCHI DI MERCATO

2.1 RISCHIO DI TASSO DI INTERESSE - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Il controllo sui rischi finanziari è sia di natura preventiva, attuato mediante la definizione di un insieme di massimali operativi, sia di natura successiva, mediante l'applicazione di modelli statistico/matematici che misurano il rischio assunto.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
Sulla base del Modello di Gruppo per l'Area Finanza, coerentemente con il dettato normativo di Vigilanza finalizzato ad accentrare sulla Capogruppo il controllo dei rischi e con l'obbiettivo di ottimizzare il rapporto costi/ricavi specifico delle singole banche, la titolarità e la gestione delle posizioni finanziarie discrezionali avvengono presso Banca CR Firenze, nell'ambito delle facoltà delegate e con finalità di massimizzazione della redditività per livelli di rischio definiti.
Alla Capogruppo viene anche affidata l'operatività ordinaria sul mercato interbancario e la gestione integrata della liquidità, nonchè la mobilizzazione della riserva obbligatoria, con l'obbiettivo di contenere i rischi e ridurre i costi di aggiustamento.

B. Processi di gestione e metodi di misurazione del rischio di tasso di interesse

Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
L'attività di tesoreria di Banca CR Firenze ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La Banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.
La gestione del rischio di tasso di interesse è normata dal "Regolamanto per la gestione dei rischi finanziari e del rischio di controparte".
Il modello interno di calcolo considera la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere ed alle passività onerose. Per la gestione delle poste a vista, che rappresentano una quota significativa della raccolta e degli impieghi, è stata utilizzata anche una stima della vischiosità di repricing. A tale proposito, è iniziata un'attività di revisione della suddetta vischiosità alla luce delle recenti modificazioni normative relative alla variazione dei tassi sui conti correnti attivi e passivi della clientela da parte delle banche.
Il monitoraggio è effettuato mediante valutazione su base mensile di due livelli che rappresentano:
- variazione del margine atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) pari all'1% della curva dei tassi di interesse: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della Banca, nel caso di shift parallelo (negativo e positivo) pari a 200 "basis points" della curva dei tassi d'interesse rispetto al Patrimonio di Vigilanza: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi ed assume particolare rilievo in quanto è considerato fondamentale anche dal Nuovo Accordo di Basilea che prevede proprio un limite di riferimento del 2%.
I valori di detti indicatori sono riportati al Comitato Rischi, il quale valuta l'opportunità di definire azioni miranti a modificare la posizione di rischio.
Nel corso del 2008 sarà peraltro portato a termine il progetto di revisione del processo di determinazione del rischio di tasso di interesse sul portafoglio bancario.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso	-	-	-	-	-	-	-	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	138	21	26	8	-	-	-
3 1 Con titolo sottostante	-	4	2	10	2	-	-	-
- Opzioni	-	4	2	10	2	-	-	-
+ posizioni lunghe	-	2	1	5	1	-	-	-
+ posizioni corte	-	2	1	5	1	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3 2 Senza titolo sottostante	-	134	19	16	6	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	134	19	16	6	-	-	-
+ posizioni lunghe		95	9	9	4	-	-	-
+ posizioni corte	-	39	10	7	2	-	-	-

Valuta di denominazione: Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso	-	-	-	-	-	-	-	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	65	1	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	65	1	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-		
- Altri derivati	-	65	1	-	-	-	-	-
+ posizioni lunghe		64	1	-	-	-	-	-
+ posizioni corte	-	1	-	-	-	-	-	-

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso	-	-	-	-	-	-	-	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	9	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	9	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-		
- Altri derivati	-	9	-	-	-	-	-	-
+ posizioni lunghe		-	-	-	-	-	-	-
+ posizioni corte	-	9	-	-	-	-	-	-

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso	-	-	-	-	-	-	-	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	26	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	26	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-		
- Altri derivati	-	26	-	-	-	-	-	-
+ posizioni lunghe		11	-	-	-	-	-	-
+ posizioni corte	-	15	-	-	-	-	-	-

Valuta di denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso	-	-	-	-	-	-	-	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	1	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	1	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-		
- Altri derivati	-	1	-	-	-	-	-	-
+ posizioni lunghe		-	-	-	-	-	-	-
+ posizioni corte	-	1	-	-	-	-	-	-

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	-	**2**	-	**5**	-	**28**	-
1.1 Titoli di debito	-	-	2	-	5	-	28	-
- con opzione di rimborso	-	-	2	-	5	-	28	-
- altri	-	-		-	-	-	-	-
1.2 Altre attività	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 P.C.T. passivi	-	-	-	-	-	-	-	-
2.2 Altre passività	-	-	-	-	-	-	-	-
3. Derivati finanziari	240	3.602	1.674	822	3.150	1.458	191	-
3.1 Con titolo sottostante	206	6	6	12	4	-	104	-
- Opzioni	-	4	4	10	4	-	-	-
+ posizioni lunghe	-	2	2	5	2	-	-	-
+ posizioni corte	-	2	2	5	2	-	-	-
- Altri derivati	206	2	2	2	-	-	104	-
+ posizioni lunghe	153	1	1	1	-	-	47	-
+ posizioni corte	53	1	1	1	-	-	57	-
3.2 Senza titolo sottostante	34	3.596	1.668	810	3.146	1.458	87	-
- Opzioni	-	913	236	53	702	440	8	-
+ posizioni lunghe	-	458	118	21	354	220	8	-
+ posizioni corte	-	455	118	32	348	220		
- Altri derivati	34	2.683	1.432	757	2.444	1.018	79	-
+ posizioni lunghe		1.219	704	377	1.151	503	39	-
+ posizioni corte	34	1.464	728	380	1.293	515	40	-

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di tasso di interesse" della presente Sezione.

2.2 RISCHIO DI TASSO DI INTERESSE - PORTAFOGLIO BANCARIO
INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse

Come descritto in precedenza, la gestione del rischio di tasso di interesse è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Le metodologie utilizzate per la misurazione del rischio di tasso di interesse sul portafoglio bancario sono le stesse di quelle previste per il portafoglio di negoziazione di vigilanza e pertanto per una loro descrizione si rimanda al punto B) della Sezione 2.1.

B. Attività di copertura del fair value

Si definisce una copertura di fair value una copertura dell'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. La Banca ha sottoposto a copertura di fair value le emissioni obbligazionarie a tasso fisso (del tipo "plain" o "step up") e quelle che prevedono un minimo garantito. A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati, che scambiano i tassi fissi con i tassi variabili.
Non sussitono operazioni di copertura generica (la cosidetta "macro-hedging").

C. Attività di copertura dei flussi finanziari

Non sussistono operazioni di copertura dei flussi finanziari ("cash flow hedge"):

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	26	82	3	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	20	11	2	-	-	-	-	-
1.3 Finanziamenti a clientela	6	71	1	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	6	71	1	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	6	71	1	-	-	-	-	-
2. Passività per cassa	94	75	-	-	-	-	-	-
2.1 Debiti verso clientela	54	-	-	-	-	-	-	-
- c/c	54	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	40	75	-	-	-	-	-	-
- c/c	23	-	-	-	-	-	-	-
- altri debiti	17	75	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	2	5	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	2	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	5	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	5	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	5	-	-	-	-	-	-
2. Passività per cassa	45	26	-	-	-	-	-	-
2.1 Debiti verso clientela	1	-	-	-	-	-	-	-
- c/c	1	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	44	26	-	-	-	-	-	-
- c/c	4	-	-	-	-	-	-	-
- altri debiti	40	26	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**13**	**6**	**-**	**1**	**1**	**-**	**-**	**-**
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	12	3	-	-	-	-	-	-
1.3 Finanziamenti a clientela	1	3	-	1	1	-	-	-
- c/c	1	-	-	-	-	-	-	-
- altri finanziamenti	-	3	-	1	1	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	3	-	1	1	-	-	-
2. Passività per cassa	**3**	**10**	**-**	**-**	**-**	**-**	**-**	**-**
2.1 Debiti verso clientela	3	-	-	-	-	-	-	-
- c/c	3	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	-	10	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	10	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Corona Danese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	2	1	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	2	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	1	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	1	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	1	-	-	-	-	-	-
2. Passività per cassa	2	-	-	-	-	-	-	-
2.1 Debiti verso clientela	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	2	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	2	-	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Dollaro Canadese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	1	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	-	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	1	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	1	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	1	-	-	-	-	-	-
2. Passività per cassa	-	1	-	-	-	-	-	-
2.1 Debiti verso clientela	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	-	1	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	1	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	16	3	1	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	16	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	3	1	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	3	1	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	3	1	-	-	-	-	-
2. Passività per cassa	12	4	-	-	-	-	-	-
2.1 Debiti verso clientela	12	-	-	-	-	-	-	-
- c/c	12	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	-	4	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	4	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	1	-	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	1	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2. Passività per cassa	-	-	-	-	-	-	-	-
2.1 Debiti verso clientela	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**9.016**	**1.764**	**285**	**332**	**1.637**	**711**	**781**	**151**
1.1 Titoli di debito	-	46	57	78	932	437	308	2
- con opzione di rimborso anticipato	-	46	57	78	932	437	308	-
- altri	-	-	-	-	-	-	-	2
1.2 Finanziamenti a banche	798	520	119	161	274	10	-	39
1.3 Finanziamenti a clientela	8.220	1.198	109	93	431	264	473	110
- c/c	1.654	-	-	-	-	-	-	-
- altri finanziamenti	6.566	1.198	109	93	431	264	473	110
- con opzione di rimborso anticipato	5.425	1.163	76	87	431	264	473	-
- altri	1.141	35	33	6	-	-	-	110
2. Passività per cassa	**7.451**	**4.614**	**1.084**	**851**	**286**	**59**	**6**	**-**
2.1 Debiti verso clientela	7.190	816	86	2	-	-	-	-
- c/c	6.930	-	-	-	-	-	-	-
- altri debiti	260	816	86	2	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	260	816	86	2	-	-	-	-
2.2 Debiti verso banche	256	1.479	4	-	44	27	6	-
- c/c	26	-	-	-	-	-	-	-
- altri debiti	230	1.479	4	-	44	27	6	-
2.3 Titoli di debito	5	2.319	994	849	242	32	-	-
- con opzione di rimborso anticipato	-	916	163	-	-	-	-	-
- altri	5	1.403	831	849	242	32	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	**70**	**933**	**780**	**235**	**1.228**	**-**	**4**	**-**
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	70	933	780	235	1.228	-	4	-
- Opzioni	-	-	-	13	9	-	4	-
+ posizioni lunghe	-	-	-	-	9	-	4	-
+ posizioni corte	-	-	-	13	-	-	-	-
- Altri derivati	70	933	780	222	1.219	-	-	-
+ posizioni lunghe	-	93	116	184	1.219	-	-	-
+ posizioni corte	70	840	664	38	-	-	-	-

Valuta di denominazione: Nuovo Leu

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	-	8	-	-	-	-	-	-
1.1 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
1.2 Finanziamenti a banche	-	-	-	-	-	-	-	-
1.3 Finanziamenti a clientela	-	8	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri finanziamenti	-	8	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	8	-	-	-	-	-	-
2. Passività per cassa	-	8	-	-	-	-	-	-
2.1 Debiti verso clientela	-	-	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.2 Debiti verso banche	-	8	-	-	-	-	-	-
- c/c	-	-	-	-	-	-	-	-
- altri debiti	-	8	-	-	-	-	-	-
2.3 Titoli di debito	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altri	-	-	-	-	-	-	-	-
2.4 Altre passività	-	-	-	-	-	-	-	-
- con opzione di rimborso anticipato	-	-	-	-	-	-	-	-
- altre	-	-	-	-	-	-	-	-
3. Derivati finanziari	-	-	-	-	-	-	-	-
3.1 Con titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
3.2 Senza titolo sottostante	-	-	-	-	-	-	-	-
- Opzioni	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-
- Altri derivati	-	-	-	-	-	-	-	-
+ posizioni lunghe	-	-	-	-	-	-	-	-
+ posizioni corte	-	-	-	-	-	-	-	-

2. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di tasso di interesse" della Sezione 2.1.

2.3 RISCHIO DI PREZZO - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo

Lo strumento utilizzato dalla Banca per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
La determinazione del VaR, per tenere in debita considerazione gli effetti di correlazione tra i fattori di rischio, avviene sulla globalità dei titoli di debito e di capitale di proprietà, a prescindere dalla loro natura contabile (AFS oppure HFT), con l'esclusione delle partecipazioni.
I limiti al rischio di prezzo sono espressi in termini di:
- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier1 e Tier2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.
La misura del VaR deve essere effettuata sugli strumenti detenuti nel portafoglio gestito dalla Direzione Finanza (trading book). Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
Per una visione andamentale del VaR della Banca nel corso dell'esercizio 2007 si rimanda al relativo grafico contenuto nella Relazione sulla gestione.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni pe titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	6	-
A.1 Azioni	6	-
A.2 Strumenti innovativi di capitale	-	-
A.3 Altri titoli di capitale	-	-
B. O.I.C.R.	-	-
B.1 Di diritto italiano	-	-
- armonizzati aperti	-	-
- non armonizzati aperti	-	-
- chiusi	-	-
- riservati	-	-
- speculativi	-	-
B.2 Di altri Stati UE	-	-
- armonizzati	-	-
- non armonizzati aperti	-	-
- non armonizzati chiusi	-	-
B.2 Di Stati non UE	-	-
- aperti	-	-
- chiusi	-	-
Totale al 31 dicembre 2007	**6**	**-**

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati						Non quotati
	Paese 1	Paese 2	Paese 3	Paese 4	Paese 5	Altri Paesi	
A. Titoli di capitale	5	1	-	-	-	-	-
- posizioni lunghe	5	1	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-
B. Compravendite non ancora regolate su titoli di capitale	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-
C. Altri derivati su titoli di capitale	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-
D. Derivati su indici azionari	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie per l'analisi di sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di prezzo" della presente Sezione.

2.4 RISCHIO DI PREZZO - PORTAFOGLIO BANCARIO

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo

B. Attività di copertura del rischio di prezzo

Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico della Banca (vedere in proposito la Sezione 2.2 "Rischio di tasso d'interesse - Portafoglio bancario" della presente parte E).

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizione/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	3	1.227
A.1 Azioni	3	1.227
A.2 Strumenti innovativi di capitale	-	-
A.3 Altri titoli di capitale	-	-
B. O.I.C.R.	110	33
B.1 Di diritto italiano	49	4
- armonizzati aperti	13	-
- non armonizzati aperti	-	-
- chiusi	15	-
- riservati	6	-
- speculativi	15	4
B.2 Di altri Stati UE	61	29
- armonizzati	53	29
- non armonizzati aperti	3	-
- non armonizzati chiusi	5	-
B.2 Di Stati non UE	-	-
- aperti	-	-
- chiusi	-	-
Totale 31 dicembre 2007	**113**	**1.260**

Nella voce "Azioni" l'importo di 3 milioni di euro è relativo alla partecipazione nella società quotata Engineering SpA, mentre gli altri 1.227 milioni riguardano il restante valore complessivo delle partecipazioni iscritte nelle poste 40 e 100 dell'attivo.

2. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività

Come già precisato al punto B) "Processi di gestione e metodi di misurazione del rischio di prezzo" della Sezione 2.3 la Banca utilizza lo strumento del VaR limitatamente al portafoglio di negoziazione di vigilanza e non applica alcuna metodologia per l'analisi di sensitività al rischio di tasso di prezzo sul portafoglio bancario.

2.5 RISCHIO DI CAMBIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio

B. Attività di copertura del rischio di cambio

Il rischio di cambio rappresenta il rischio che oscillazioni dei tassi di cambio generino differenze tra il valore di una attività/passività rispetto a quanto tempo per tempo riportato nelle scritture contabili.
Anche la gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidata alla Direzione Finanza che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto, per le attività e passività finanziarie in valuta sia in conto proprio che in contropartita di operazioni della clientela.

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**111**	**7**	**20**	**1**	**22**	**12**
A.1 Titoli di debito						
A.2 Titoli di capitale						
A.3 Finanziamenti a banche	33	2	16		15	3
A.4 Finanziamenti a clientela	78	5	4	1	7	9
A.5 Altre attività finanziarie						
B. Altre attività	2					
C. Passività finanziarie	**168**	**70**	**16**	**1**	**13**	**10**
C.1 Debiti verso banche	114	69	4	1	10	10
C.2 Debiti verso clientela	54	1	12		3	
C.3 Titoli di debito						
C.4 Altre passività finanziarie						
D. Altre passività	3					
E. Derivati finanziari	**194**	**65**	**26**		**9**	**1**
- Opzioni	20					
+ posizioni lunghe	10					
+ posizioni corte	10					
- Altri derivati	174	65	26		9	1
+ posizioni lunghe	116	64	11			
+ posizioni corte	58	1	15		9	1
Totale attività	**239**	**71**	**31**	**1**	**22**	**12**
Totale passività	**239**	**71**	**31**	**1**	**22**	**11**
Sbilancio (+/-)						**1**

2. Modelli interni e altre metodologie per l'analisi di sensitività

Non esiste alcuna metodologia interna per la suddetta analisi.

2.6 Gli strumenti finanziari derivati
A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi		Titoli di capitale		Tassi di cambio e		Altri valori		31 dicembre 2007		31 dicembre 2006		Var.%	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		3.953								3.953		4.173		-5,3%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap		369								369		404		-8,7%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.771								1.771		1.697		4,4%
- acquistate		880								880		843		4,4%
- emesse		891								891		854		4,3%
10. Opzioni floor		154								154		322		-52,2%
- acquistate		91								91		250		-63,6%
- emesse		63								63		72		-12,5%
11. Altre opzioni		2.630				40				2.670		1.852		44,2%
- acquistate		1.315				20				1.335		871		53,3%
- plain vanilla		470				14				484		56		764,3%
- esotiche		845				6				851		815		4,4%
- emesse		1.315				20				1.335		981		36,1%
- plain vanilla		470				14				484		166		191,6%
- esotiche		845				6				851		815		4,4%
12. Contratti a termine	111	206	4			247			115	453	704	157	-83,7%	188,5%
- acquisti	50	153	1			163			51	316	395	23	-87,1%	1273,9%
- vendite	61	53	3			55			64	108	309	83	-79,3%	30,1%
- valute contro valute						29				29		51		-43,1%
13. Altri contratti derivati														
Totale	**111**	**9.083**	**4**			**287**			**115**	**9.370**	**704**	**8.605**	**-83,7%**	**8,9%**
Valori medi	**394**	**8.727**	**16**	**14**		**247**			**410**	**8.988**	**373**	**9.064**	**9,8%**	**-0,8%**

Nella presente tabella sono esposti i valori nozionali relativi agli strumenti finanziari derivati distinti per tipologia di contratto.

A.2.1 Portafoglio bancario: valori nozionali di fine periodo e medi - di copertura

Tipologia derivati/Sottostanti	Titoli di debito e		Titoli di capitale		Tassi di cambio		Altri valori		31 dicembre 2007		31 dicembre 2006		Var.%	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		1.577								1.577		1.484		6,3%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		216								216		240		-10,0%
- acquistate		216								216		240		-10,0%
- plain vanilla		216								216		240		-10,0%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		1.793								1.793		1.724		4,0%
Valori medi		1.759								1.759		1.683		4,5%

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include Interest rate swap e le opzioni implicite negli stessi.

A.2.2 Portafoglio bancario: valori nozionali di fine periodo e medi - altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e		Titoli di capitale e		Tassi di cambio e		Altri valori		31 dicembre 2007		31 dicembre 2006		Var. %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		216								216		240		-10,0%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		216								216		240		-10,0%
- plain vanilla		216								216		240		-10,0%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		216								216		240		-10,0%
Valori medi		228								228		314		-27,4%

La presente tabella include i valori nozionali dei derivati finanziari rilevati in bilancio nel portafoglio di negoziazione, ma non rientranti nel portafoglio di negoziazione di vigilanza. Nella fattispecie, l'ammontare riportato nella presente tabella è relativo alle opzioni implicite nelle emissioni obbligazionarie strutturate oggetto di copertura.

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2007		31 dicembre 2006		Var.%	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza:	111	9.083	4			287			115	9.370	704	8.607	-83,7%	8,9%
1. Operazioni con scambio di capitali	111	1.126	4			287			115	1.413	704	263	-83,7%	437,3%
- acquisti	50	613	1			183			51	796	395	82	-87,1%	870,7%
- vendite	61	513	3			75			64	588	309	131	-79,3%	348,9%
- valute contro valute						29				29		50		-42,0%
2. Operazioni senza scambio di capitali		7.957								7.957		8.344		-4,6%
- acquisti		3.995								3.995		4.111		-2,8%
- vendite		3.962								3.962		4.233		-6,4%
- valute contro valute														
B. Portafoglio bancario:		2.009								2.009		1.964		2,3%
B.1 Di copertura		1.793								1.793		1.724		4,0%
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		1.793								1.793		1.724		4,0%
- acquisti		1.793								1.793		1.724		4,0%
- vendite														
- valute contro valute														
B.2 Altri derivati		216								216		240		-10,0%
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		216								216		240		-10,0%
- acquisti														
- vendite		216								216		240		-10,0%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo - rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	21		8	1										
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	10		7				1			2				
A.7 Altri soggetti														
Totale A 31 dicembre 2007	**31**		**15**	**1**			**1**			**2**				
Totale A 31 dicembre 2006	**33**		**14**				**1**			**4**				
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	3			21		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2007	**3**			**21**		**1**								
Totale B 31 dicembre 2006	**4**			**17**		**1**								

A.5 Derivati finanziari "over the counter": fair value negativo - rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di			Titoli di capitale e indici			Tassi di cambio e oro			Altri valori			Sottostanti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	21		4	1			1			2				
A.4 Società finanziarie														
A.5 Assicurazioni	10													
A.6 Imprese non finanziarie														
A.7 Altri soggetti														
Totale A 31 dicembre 2007	**31**		**4**	**1**			**1**			**2**				
Totale A 31 dicembre 2006	**30**		**4**				**1**			**3**				
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	34		2	21		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2007	**34**		**2**	**21**		**1**								
Totale B 31 dicembre 2006	**27**		**2**	**17**		**1**								

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**2.478**	**4.163**	**2.844**	**9.485**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	2.199	4.152	2.844	9.195
A.2 Derivati finanziari su titoli di capitale e indici azionari	4			4
A.3 Derivati finanziari su tassi di cambio e oro	275	11		286
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**314**	**1.684**	**11**	**2.009**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	314	1.684	11	2.009
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2007	**2.792**	**5.847**	**2.855**	**11.494**
Totale 31 dicembre 2006	**2.802**	**6.239**	**2.234**	**11.275**

SEZIONE 3 - RISCHIO DI LIQUIDITA'

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito dalla Banca in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie

Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	26	6	4	10	62	3	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	26	6	4	10	62	3	-	-	-
- banche	20	5	-	1	5	2	-	-	-
- clientela	6	1	4	9	57	1	-	-	-
Passività per cassa	94	9	-	25	41	-	-	-	-
B.1 Depositi	94	9	-	20	2	-	-	-	-
- banche	40	9	-	20	2	-	-	-	-
- clientela	54	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	5	39	-	-	-	-
Operazioni "fuori bilancio"	-	84	10	12	32	22	25	8	-
C.1 Derivati finanziari con scambio di capitale	-	84	10	12	32	22	25	8	-
- posizioni lunghe	-	68	8	4	17	10	14	5	-
- posizioni corte	-	16	2	8	15	12	11	3	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Sterlina Regno Unito

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**2**	-	**5**	-	-	-	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	2	-	5	-	-	-	-	-	-
- banche	2	-	-	-	-	-	-	-	-
- clientela	-	-	5	-	-	-	-	-	-
Passività per cassa	**44**	-	**2**	**21**	**3**	-	-	-	-
B.1 Depositi	44	-	2	21	3	-	-	-	-
- banche	43	-	2	21	3	-	-	-	-
- clientela	1	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	**42**	-	**22**	-	**1**	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	42	-	22	-	1	-	-	-
- posizioni lunghe	-	41	-	22	-	1	-	-	-
- posizioni corte	-	1	-	-	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**13**	-	-	**2**	**3**	-	**1**	**1**	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	13	-	-	2	3	-	1	1	-
- banche	12	-	-	-	2	-	-	-	-
- clientela	1	-	-	2	1	-	1	1	-
Passività per cassa	**3**	-	**10**	-	-	-	-	-	-
B.1 Depositi	3	-	10	-	-	-	-	-	-
- banche	-	-	10	-	-	-	-	-	-
- clientela	3	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	**2**	**7**	-	-	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	2	7	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	2	7	-	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	2	-	-	1	-	-	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	2	-	-	1	-	-	-	-	-
- banche	2	-	-	-	-	-	-	-	-
- clientela	-	-	-	1	-	-	-	-	-
Passività per cassa	2	-	-	-	-	-	-	-	-
B.1 Depositi	2	-	-	-	-	-	-	-	-
- banche	2	-	-	-	-	-	-	-	-
- clientela	-	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	-	-	-	-	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Dollaro Canadese

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	-	-	-	-	1	-	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	-	-	-	-	1	-	-	-	-
- banche	-	-	-	-	-	-	-	-	-
- clientela	-	-	-	-	1	-	-	-	-
Passività per cassa	-	-	1	-	-	-	-	-	-
B.1 Depositi	-	-	1	-	-	-	-	-	-
- banche	-	-	1	-	-	-	-	-	-
- clientela	-	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	-	-	-	-	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	17	-	1	-	1	1	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	17	-	1	-	1	1	-	-	-
- banche	16	-	-	-	-	-	-	-	-
- clientela	1	-	1	-	1	1	-	-	-
Passività per cassa	12	4	-	-	-	-	-	-	-
B.1 Depositi	12	4	-	-	-	-	-	-	-
- banche	-	4	-	-	-	-	-	-	-
- clientela	12	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	23	1	2	-	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	23	1	2	-	-	-	-	-
- posizioni lunghe	-	11	-	-	-	-	-	-	-
- posizioni corte	-	12	1	2	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	1	-	-	-	-	-	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	1	-	-	-	-	-	-	-	-
- banche	1	-	-	-	-	-	-	-	-
- clientela	-	-	-	-	-	-	-	-	-
Passività per cassa	-	-	-	-	-	-	-	-	-
B.1 Depositi	-	-	-	-	-	-	-	-	-
- banche	-	-	-	-	-	-	-	-	-
- clientela	-	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	-	-	-	1	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	-	-	-	1	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	1	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**3.531**	**433**	**108**	**396**	**826**	**569**	**1.172**	**3.577**	**4.136**
A.1 Titoli di Stato	-	-	-	-	25	57	-	703	541
A.2 Titoli di debito quotati	-	-	-	-	-	2	71	42	426
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	26
A.4 Quote O.I.C.R.	143	-	-	-	-	-	-	-	-
A.5 Finanziamenti	3.388	433	108	396	801	510	1.101	2.832	3.143
- banche	402	63	31	239	187	122	552	313	10
- clientela	2.986	370	77	157	614	388	549	2.519	3.133
Passività per cassa	**7.453**	**599**	**226**	**677**	**1.067**	**353**	**188**	**2.872**	**908**
B.1 Depositi	7.429	309	165	241	399	2	3	-	-
- banche	256	309	165	241	396	-	-	-	-
- clientela	7.173	-	-	-	3	2	3	-	-
B.2 Titoli di debito	11	3	3	28	238	262	184	2.828	875
B.3 Altre passività	13	287	58	408	430	89	1	44	33
Operazioni "fuori bilancio"	-	**108**	**4**	**37**	**33**	**182**	**26**	**890**	**70**
C.1 Derivati finanziari con scambio di capitale	-	108	4	37	33	182	26	890	70
- posizioni lunghe	-	9	3	10	16	140	12	444	30
- posizioni corte	-	99	1	27	17	42	14	446	40
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

Valuta di denominazione: Nuovo Leu

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	-	-	-	8	-	-	-	-	-
A.1 Titoli di Stato	-	-	-	-	-	-	-	-	-
A.2 Titoli di debito quotati	-	-	-	-	-	-	-	-	-
A.3 Altri titoli di debito	-	-	-	-	-	-	-	-	-
A.4 Quote O.I.C.R.	-	-	-	-	-	-	-	-	-
A.5 Finanziamenti	-	-	-	8	-	-	-	-	-
- banche	-	-	-	-	-	-	-	-	-
- clientela	-	-	-	8	-	-	-	-	-
Passività per cassa	-	-	-	8	-	-	-	-	-
B.1 Depositi	-	-	-	8	-	-	-	-	-
- banche	-	-	-	8	-	-	-	-	-
- clientela	-	-	-	-	-	-	-	-	-
B.2 Titoli di debito	-	-	-	-	-	-	-	-	-
B.3 Altre passività	-	-	-	-	-	-	-	-	-
Operazioni "fuori bilancio"	-	-	-	-	-	-	-	-	-
C.1 Derivati finanziari con scambio di capitale	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.2 Depositi e finanziamenti da ricevere	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-
C.3 Impegni irrevocabili a erogare fondi	-	-	-	-	-	-	-	-	-
- posizioni lunghe	-	-	-	-	-	-	-	-	-
- posizioni corte	-	-	-	-	-	-	-	-	-

2. Distribuzione settoriale delle passività finanziarie

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	1	195	738	34	2.273	5.005
2. Titoli in circolazione	-	-	126	-	184	2.540
3. Passività finanziarie di negoziazione	-	-	1	-	23	10
4. Passività finanziarie al fair value	-	-	-	-	-	-
Totale al 31 dicembre 2007	**1**	**195**	**865**	**34**	**2.480**	**7.555**
Totale al 31 dicembre 2006	**1**	**119**	**679**	**29**	**2.366**	**7.492**

Questa tabella, non includendo tra i comparti economici dei creditori il settore delle istituzioni creditizie, esclude le esposizioni dei "Titoli in circolazione" e delle "Passività finanziarie di negoziazione" con controparte banche.

3. Distribuzione territoriale delle passività finanziarie

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	8.116	117	8	2	3
2. Debiti verso banche	1.559	389	-	-	77
3. Titoli in circolazione	4.184	222	-	-	-
4. Passività finanziarie di negoziazione	43	13	-	-	-
5. Passività finanziarie al fair value	-	-	-	-	-
Totale al 31 dicembre 2007	**13.902**	**741**	**8**	**2**	**80**
Totale al 31 dicembre 2006	**12.677**	**468**	**15**	**2**	**87**

SEZIONE 4 - RISCHI OPERATIVI

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, inadempienze contrattuali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.
La gestione dei rischi operativi si incardina su un "Regolamento di Gruppo" che inquadra i meccanismi di governo societario e l'insieme degli strumenti normativi, di struttura e procedurali, utilizzati nell'attività di verifica dei rischi stessi. La valutazione del sistema di gestione dei rischi operativi ha riguardato i seguenti aspetti:
- il ruolo degli organi aziendali e l'adeguatezza della architettura organizzativa;
- la classificazione delle attività nelle linee di bussiness regolamentari;
- il sistema di raccolta e conservazione dei dati;
- l'efficacia dell'applicativo informatico utilizzato.

Viene poi svolta un'attività di reporting per gli organi societari riguardante i dati sulle perdite avvenute e i confronti con il sistema bancario.
Nel corso del 2007 la Banca, con apposito progetto, ha adeguato la normativa interna e gli strumenti metodologici agli standard qualitativi previsti dalla Banca d'Italia per l'adozione del metodo "standardizzato" (TSA - Traditional Standardised Approach) ai fini della determinazione del requisito patrimoniale specifico a fronte del rischio operativo, introdotto con la Circolare n° 263 del 27/12/2006 della Banca d'Italia. Tale progetto si è concluso con un documento di autovalutazione dal quale si evince che il complesso degli strumenti normativi, di struttura e procedurali messi in atto dalla Banca per la gestione di questi rischi è complessivamente adeguato, in relazione all'adozione del succitato metodo standard, a quanto disposto dalle nuove disposizioni di vigilanza prudenziale. Di conseguenza nei primi mesi del 2008 verrà inoltrata all'Autorità di Vigilanza la richiesta prevista per utilizzare il metodo "standardizzato".

PARTE F - INFORMAZIONI SUL PATRIMONIO

SEZIONE 1 - IL PATRIMONIO DELL'IMPRESA

A. Informazioni di natura qualitativa

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Banca siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. Informazioni di natura quantitativa

Per informazioni relative al patrimonio dell'impresa si fa riferimento alla Parte B - Passivo, Sezione 14, della presente nota integrativa.

SEZIONE 2 - IL PATRIMONIO E I COEFFICIENTI DI VIGILANZA

2.1 Patrimonio di vigilanza

A. Informazioni di natura qualitativa

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza ed i coefficienti prudenziali a seguito del recepimento dell'12° aggiornamento della Circolare n. 155/91 pubblicata dalla Banca d'Italia in data 5 febbraio 2008.

1. Patrimonio di base
2. Patrimonio supplementare
3. Patrimonio di terzo livello

Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:

- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali e delle perdite dell'esercizio in corso e di quelle registrate nei periodo precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenuti in altre banche e società finanziarie.

Le nuove disposizioni previste dal citato aggiornamento della Circolare n. 155/91 sono finalizzate alla convergenza fra i sistemi nazionali di reporting concernenti le regole prudenziali previste dal Primo Pilastro.

Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza ha tenuto conto delle seguenti regole:

- per le attività finanziarie disponibili per la vendita le plusvalenze nette su ciascuno dei portafogli in titoli di debito, in titoli di credito e quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;
- per gli immobili le plusvalenze derivanti dalla rideterminazione del costo (sia ad uso funzionale che per investimento) effettuate in sede di F.T.A. vengono integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, le partecipazioni detenute in imprese di assicurazione sono state dedotte dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse da compagnie assicurative consolidate (Centrovita Assicurazioni S.p.A.);
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla terza delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal 31 dicembre 2005, la suddetta partecipazione.

B. Informazioni di natura quantitativa

	31 dicembre 2007	31 dicembre 2006	Variazioni assolute	Variazioni %
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	1.357	1.297	60	4,6%
B. Filtri prudenziali del patrimonio di base:	(29)	(1)	(28)	n.s.
B.1 Filtri prudenziali IAS/IFRS negativi (-)	(29)	(1)	(28)	n.s.
C. Patrimonio di base al lordo degli elementi da dedurre (A+B)	1.328	1.296	32	2,5%
D. Elementi da dedurre dal patrimonio di base	17	95	(78)	-81,7%
E. Totale patrimonio di base (TIER1) (C-D)	1.311	1.200	110	9,2%
F. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	702	827	(126)	-15,2%
G. Filtri prudenziali del patrimonio supplementare:		(6)	6	-100,0%
G.1 Filtri prudenziali IAS/IFRS positivi (+)		1	(1)	-100,0%
G.2 Filtri prudenziali IAS/IFRS negativi (-)		(7)	7	-100,0%
H. Patrimonio supplementare al lordo degli elementi da dedurre (F+G)	702	821	(119)	-14,5%
I. Elementi da dedurre dal patrimonio supplementare	17	95	(78)	-81,7%
L. Totale patrimonio supplementare (TIER 2) (H-I)	684	726	(41)	-5,7%
M. Elementi da dedurre dal totale patrimonio di base e supplementare	33	33		0,0%
N. Patrimonio di vigilanza (E+L-M)	1.962	1.893	69	3,6%
O. Patrimonio di terzo livello (TIER 3)				
P. Patrimonio di vigilanza incluso (TIER 3) (N+O)	1.962	1.893	69	3,6%

L'incremento del Patrimonio di Vigilanza di circa 69 milioni di euro, rispetto al valore rilevato alla data di chiusura dell'esercizio precedente, risulta sostanzialmente dovuto a:

- aumento del patrimonio di base al lordo degli elementi da dedurre per circa 32 milioni di euro, legato principalmente a:
- imputazione a riserve di una parte dell'utile netto dell'esercizio 2007, pari a 41 milioni di euro, nonché alla plusvalenza netta realizzata in seguito alla cessione di 10 filiali alla Cassa di Risparmio della Spezia S.p.A., pari a circa 21 milioni di euro, che in base a quanto richiesto dagli IAS/IFRS è stata rilevata direttamente tra le riserve;
- crescita dei "filtri prudenziali negativi" per circa 28 milioni di euro, a seguito dell'incremento del saldo netto negativo delle riserve da valutazione su attività finanziarie disponibili per la vendita;
- decremento delle passività subordinate incluse nel patrimonio supplementare per circa 114 milioni di euro in relazione alla minore computabilità, ai fini di Vigilanza, di alcune emissioni effettuate in esercizi precedenti;
- diminuzione degli elementi da dedurre, prevalentemente imputabile alla mancata rilevazione nel suddetto comparto, al 31 dicembre 2007, del valore delle seguenti partecipazioni:
- Cassa dei Risparmi di Forlì e della Romagna S.p.A., in quanto l'interessenza è scesa sotto il 10% a seguito dell'aumento di capitale sociale non sottoscritto della Banca;
- Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., per le quali la Banca ha acquisito il controllo nel corso del secondo semestre 2007.

2.2 Adeguatezza patrimoniale

A. Informazioni di natura qualitativa

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
Banca CR Firenze monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di pay out, la definizione di operazioni di finanza strategica (aumenti di capitale, emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Una ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo accade ogni volta che si proceda ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di vigilanza.

B. Informazioni di natura quantitativa

Categorie/Valori	Importi non ponderati		Importi ponderati / requisiti		variazioni %	
	31 dicembre 2007	31 dicembre 2006	31 dicembre 2007	31 dicembre 2006	Importi non ponderati	Importi ponderati / requisiti
A. ATTIVITA' DI RISCHIO						
A.1 RISCHIO DI CREDITO	26.575	24.940	13.442	12.373	6,6%	8,6%
METODOLOGIA STANDARD						
ATTIVITA' PER CASSA	*16.889*	*15.431*	*12.103*	*11.128*	*9,4%*	*8,8%*
1.Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	13.102	12 035	9 498	8.784	8,9%	8,1%
1.1 Governi e Banche Centrali	1.535	1.215		2	26,3%	-100,0%
1.2 Enti pubblici	202	206	42	41	-1,9%	2,4%
1.3 Banche	2 409	2.363	500	490	1,9%	2,0%
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)	8 956	8.251	8 956	8.251	8,5%	8,5%
2. Crediti ipotecari su immobili residenziali	1.988	1 683	994	842	18,1%	18,1%
3. Crediti ipotecari su immobili non residenziali						
4. Azioni, partecipazioni e attività subordinate	1.194	891	1.194	912	34,0%	30,9%
5. Altre attività per cassa	605	822	417	590	-26,4%	-29,3%
ATTIVITA' FUORI BILANCIO	*9.686*	*9.509*	*1.339*	*1.245*	*1,9%*	*7,6%*
1. Garanzie e impegni verso (o garantite da):	9 237	9 007	1.334	1.240	2,6%	7,6%
1.1 Governi e Banche Centrali	16	20				
1.2 Enti pubblici	463	368	1	1		
1.3 Banche	550	542	8	8	1,5%	0,0%
1.4 Altri soggetti	8.208	8 077	1.325	1.231	1,6%	7,6%
2. Contratti derivati verso (o garantiti da):	449	502	5	5	-10,6%	0,0%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	429	482	5	4	-11,0%	25,0%
2.4 Altri soggetti	20	20		1	0,0%	-100,0%
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			941	848		11,0%
B.2 RISCHI DI MERCATO			46	35		31,4%
1. METODOLOGIA STANDARD						
di cui:						
+ rischio di posizione su titoli di debito	x	x	42	31		35,5%
+ rischio di posizione su titoli di capitale	x	x				
+ rischio di cambio	x	x				
+ altri rischi	x	x	4	4		0,0%
2. MODELLI INTERNI						
di cui:						
+ rischio di posizione su titoli di debito	x	x				
+ rischio di posizione su titoli di capitale	x	x				
+ rischio di cambio	x	x				
B.3 ALTRI REQUISITI PRUDENZIALI	x	x	8	9		-11,1%
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	x	x	995	892		11,5%
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA						
C.1 Attività di rischio ponderate	x	x	14.232	12.762		11,5%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	x	x	9,21%	10,15%		-9,26%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	x	x	14,11%	15,11%		-6,62%

PARTE G – OPERAZIONI DI AGGREGAZIONI RIGUARDANTI IMPRESE O RAMI DI AZIENDE

SEZIONE 1 – OPERAZIONI REALIZZATE DURANTE L'ESERCIZIO

1.1 Operazioni di aggregazione

In data 1° maggio 2007 ha avuto efficacia il contratto firmato con Cortal Consors S.A. per acquisire la sua rete italiana di promotori finanziari, costituita da circa 160 promotori con portafogli gestiti, alla data di stipula del contratto, di circa 430 milioni di euro; per ulteriori informazioni relative alla suddetta acquisizione si rimanda a quanto riportato in altre Sezioni della presente nota integrativa.

Relativamente all'acquisizione del controllo di Centro Leasing Banca S.p.A., e conseguentemente di Centro Factoring S.p.A., si rinvia a quanto illustrato nella Relazione sulla gestione del presente bilancio.

Parte H - OPERAZIONI CON PARTI CORRELATE

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella che segue sono riportati gli emolumenti e i compensi corrisposti, agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali e ai Dirigenti con finalità strategiche di Banca CR Firenze S.p.A.

(importi in migliaia di euro)	**Amministratori e Sindaci** (1)	**Direttore Generale, Vice Direttori Generali e altri Dirigenti**
Emolumenti e contributi sociali	2.233	3.017
Bonus, premi e incentivi vari (2)	2.000	2.627
Altri oneri previdenziali ed assicurativi (3)	136	102
Benefici non monetari		18
Indennità diverse per cessazione del rapporto di lavoro (4)		352
Totale	**4.369**	**6.116**

Note:

1) Il dettaglio dei compensi agli amministratori ed ai sindaci predisposto ai sensi del regolamento Emittenti Consob è riportato nella tabella successiva.

2) Comprende bonus, gratifiche e l'importo percepito nel 2007 ai sensi della Legge 234/2004

3) Include eventuali oneri a carico della banca per previdenze complementari, polizze assicurative, ecc.

4) Include la quota di trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.

Compensi corrisposti agli amministratori, ai sindaci, al Direttore Generale e agli altri dirigenti IAS 24 (ai sensi dell'art. 78 del Regolamento Emittenti Consob)

(importi in euro)

	Carica	*Durata carica*	*Emolumenti per la carica*	*Benef. non monetari*	*Bonus e altri incentivi*	*Altri compensi*
Aureliano **BENEDETTI**	Presidente	1/1-31/12	591.900	2.781	2.000.000	41.300
Piero **ANTINORI**	Vice Presidente	1/1-31/12	210.700	2.174		
Pio **BUSSOLOTTO**	Comp. C.d.A. e Comitato Esecutivo.	1/1-31/12	91.300	2.174		
Massimo **MATTERA**	Comp. C.d.A. e Comitato Esecutivo.	1/1-31/12	91.300	2.174		
Giuseppe **MORBIDELLI**	Comp. C.d.A. e Comitato Esecutivo.	1/1-31/12	92.200	2.174		6.120
Giuseppe **SPADAFORA**	Comp. C.d.A. e Comitato Esecutivo.	1/1-31/12	92.200	2.174		
Sergio **CECCUZZI**	Consigliere	1/1-31/12	60.000	3.427		153.200
Jean **CLAMON**	Consigliere	1/1-31/12	42.100	2.174		
Alessio **COLOMEICIUC**	Consigliere	1/1-31/12	43.600	2.174		
Matteo **MELLEY**	Consigliere	1/1-31/7	29.667	1.201		11.040
Antonio **PATUELLI**	Consigliere	1/1-31/12	43.900	5.008		90.850
Francesco **TARANTO**	Consigliere	1/1-31/12	88.600	2.174		
Riccardo **VARALDO**	Consigliere	1/1-31/12	43.900	2.174		
Federico **VECCHIONI**	Consigliere	1/1-31/12	52.700	2.174		
Vieri **FIORI**	Pres. Col. Sind.	1/1–25/04				
	Sindaco effettivo	26/04-31/12	60.693	2.891		47.431
Domenico **MURATORI**	Sindaco effettivo	1/1–25/04				
	Pres. Col. Sind.	26/04-31/12	75.514	2.174		
Marco **SACCONI**	Sindaco effettivo	1/1–31/12	53.382	5.649		74.626
Angelo **FALBO**	Sindaco suppl.	1/1-31/12	0	0	0	0
Francesco **MANCINI**	Sindaco suppl.	26/04-31/12	0	5.683		99.125
Guido **SANSONI**	Sindaco suppl.	1/1–25/04	0	0	0	0
Lino **MOSCATELLI**	Dirett. Generale	1/1–31/12	447.277	14.941	1.303.291	31.200
ALTRI DIRIGENTI		1/1–31/12	1.510.813	71.121	660.658	118.025
TOTALE			**3.721.746**	**136.616**	**3.963.949**	**672.917**

Note:
La voce "Emolumenti per la carica" per gli amministratori comprende anche i compensi per gli speciali incarichi, di tipo continuativo, ai sensi dell'art. 2389 c. 3 del codice civile.
La voce "Altri Compensi" comprende principalmente emolumenti e gettoni di presenza per cariche in società controllate.
La voce "Benefici non monetari" per gli Amministratori e i Sindaci comprende principalmente polizze assicurative per responsabilità civile e infortuni.

2. *Informazioni sulle transazioni con parti correlate*

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate di Banca CR Firenze S.p.A., come definite nello IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio.

In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per categorie di parti correlate.
Si ha cura di precisare che l'individuazione e la classificazione dei soggetti che compongono le parti correlate riflette l'assetto societario e di gruppo al 31 dicembre 2007, pertanto prima del definitivo acquisto della quota di controllo della società da parte di Intesa Sanpaolo S.p.A. Tale operazione, come riferito nella Relazione sulla gestione del presente bilancio, era peraltro già stata convenuta fra i principali azionisti nel mese di luglio del 2007. Nella frazione dell'esercizio 2007 successiva alla stipula di tali accordi non sono significativamente mutate la natura e le condizioni dei rapporti con Intesa Sanpaolo S.p.A. e le società del relativo gruppo, rispetto ai periodi ad essa antecedenti.

a) Controllante
Nessun soggetto deteneva, al 31 dicembre 2007, il controllo di Banca CR Firenze S.p.A. Relativamente alle variazioni intervenute nell'assetto societario della Banca in data 29 gennaio 2008, si rimanda peraltro a quanto riportato nella Relazione sulla gestione del presente bilancio, nel paragrafo "I fatti di rilievo e l'evoluzione della gestione dopo la chiusura dell'esercizio".

b) Soggetti esercitanti influenza notevole sulla Società
Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti, Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. e BNP Paribas S.A.

Le quote d'interessenza e la significatività delle relazioni esistenti tra i suddetti azionisti e la società sono state giudicate di entità tale da dover considerare i tre soci in questione quali soggetti che esercitano influenza notevole ai sensi dello IAS 28.
Con l'Ente Cassa di Risparmio di Firenze sono in essere accordi in forza dei quali tale Ente si avvale di strutture e risorse della Banca.
Il Gruppo Banca CR Firenze ha intrattenuto numerosi rapporti di collaborazione con gli azionisti Intesa Sanpaolo S.p.A. e BNP Paribas S.A., nonché con le imprese ad essi riconducibili. I rapporti sono inquadrati nell'ambito degli accordi-quadro stipulati tra la Banca, Sanpaolo IMI S.p.A. e BNP Paribas S.A. nel novembre 1999, in occasione della cessione da parte dell'Ente Cassa di Risparmio di Firenze di quote sociali a Sanpaolo IMI S.p.A. e BNP Paribas S.A., e della stipula di un Patto di Sindacato fra i tre soci citati, in forza del quale gli stessi hanno sostanzialmente esercitato il controllo congiunto della società fino al 1° maggio 2005, data nella quale il Patto di Sindacato è cessato nell'efficacia.
Gli accordi-quadro, la cui scadenza era fissata al 14 marzo 2006, e ai quali veniva data attuazione attraverso accordi contrattuali, consentirono alla Banca di beneficiare del know-how specialistico dei due importanti gruppi bancari e prevedevano che Sanpaolo IMI S.p.A. assumesse il ruolo di referente primario per lo sviluppo dell'attività di gestione del risparmio, del project financing, dell'investment banking e del finanziamento alle grandi imprese, mentre BNP Paribas S.A. mantenesse il ruolo di interlocutore di riferimento principalmente per il credito al consumo, il leasing e la bancassicurazione, attraverso le società partecipate in comune con Banca CR Firenze S.p.A.

Con riferimento all'evoluzione dei rapporti con le sopramenzionate società esercitanti influenza notevole sulla compagine azionaria della Banca, si rimanda a quanto riportato nella Relazione sulla gestione al presente bilancio relativamente alle variazioni intervenute nell'assetto societario della Banca in data 29 gennaio 2008.

Per quanto riguarda le operazioni societarie con parti correlate rappresentate da soggetti esercitanti influenza notevole nel corso dell'esercizio 2007 sono da mettere in evidenza le seguenti operazioni, di seguito descritte.

a) Acquisizione del controllo di Centro Leasing Banca S.p.A.

L'operazione più significativa avvenuta nell'esercizio 2007 è rappresentata dall'acquisto da BNP Paribas Lease Group S.A. del pacchetto azionario di Centro Leasing Banca S.p.A., che ha portato la medesima società, le sue controllate e la Centro Factoring S.p.A. nel novero delle controllate di Banca CR Firenze S.p.A.
Centro Leasing Banca S.p.A., come sopra accennato, è stata una delle espressioni degli accordi di collaborazione con il Gruppo BNP Paribas.
Il Gruppo BNP Paribas dopo la nota acquisizione di BNL, e conseguentemente di Locafit, uno dei principali operatori nazionali del settore del leasing, si è dichiarato, per comprensibili ragioni strategiche, non più interessato a supportare Centro Leasing Banca S.p.A. ed ha quindi offerto la propria quota a Banca CR Firenze S.p.A.
Banca CR Firenze S.p.A. ritenendo che sussistano opportunità di sviluppo per la società, favorite anche da un più definito assetto societario e la possibilità di attivare maggiori sinergie con il Gruppo Banca CR Firenze, e reputato congruo il prezzo proposto per la vendita, ha aderito quindi all'offerta.
Il giudizio di convenienza sul prezzo delle azioni, fissato in una misura di poco superiore alla corrispondente frazione di patrimonio netto, si è fondato anche sulle valutazioni peritali compiute da un autorevole esperto in occasione della recente trasformazione di Centro Leasing in banca, operazione che ha comportato l'attribuzione del diritto di recesso a favore dei soci che non hanno concorso all'approvazione della deliberazione dell'assemblea straordinaria che ha modificato l'oggetto sociale, e conseguentemente la necessità di dover fissare il valore di recesso delle azioni.

b) Acquisto rete promotori finanziari

Come già riferito nel bilancio del precedente esercizio, il 12 dicembre 2006 è stato stipulato un accordo con la succursale italiana di Cortal Consors S.A., società francese del gruppo BNP Paribas S.A., per la cessione della rete italiana di Promotori Finanziari (circa 160 unità) di Cortal Consors S.A. a Banca CR Firenze S.p.A. Alla data della stipula le masse gestite dalla Rete ammontavano a circa 430 milioni di euro. A queste è stato riconosciuto un valore d'avviamento, da calcolare secondo un articolato metodo che prevede verifiche e determinazioni delle masse gestite dalla Rete di promotori in date successive alla data di efficacia contrattuale. Qualora le consistenze fossero rimaste quelle alla data del contratto l'avviamento massimo da riconoscere sarebbe stato di circa 5,4 milioni di euro, corrispondente all'1,25% delle masse. La congruità del valore di avviamento è stata confermata dal parere di un esperto.
L'acquisizione della rete di vendita è stata perfezionata nel primo semestre 2007, una volta ottenute le autorizzazioni da parte delle autorità competenti. Nel corso del 2007 sono state pertanto compiute le verifiche intermedie previste negli accordi contrattuali e le connesse determinazioni del valore d'avviamento da riconoscere; al 31 dicembre 2007 tale avviamento è stato contabilizzato per un ammontare pari a circa 4,3 milioni di euro.
Sulla base delle clausole contrattuali fissate e relative alla quantificazione delle masse gestite, prevista entro la fine del mese di marzo 2008, il suddetto avviamento potrebbe variare.

c) Società Controllate

Le operazioni infragruppo sono espressione di un disegno strategico-organizzativo di Gruppo, che in estrema sintesi vede le Banche italiane controllate focalizzate sul presidio delle relazioni con la clientela sul territorio e del connesso rischio di credito, le società-prodotto Centrovita Assicurazioni S.p.A. e CR Firenze Gestion Internazionale S.A. specializzate nella predisposizione dell'offerta di bancassicurazione e fondi d'investimento, la società strumentale Infogroup S.p.A. fornitrice dei servizi informatici e la Capogruppo Banca CR Firenze S.p.A. nel ruolo, oltre che di rete bancaria essa stessa, di coordinatore complessivo dell'azione di Gruppo e di fornitore di diversi servizi accentrati per tutte le Banche del Gruppo.
Come già accennato, sono entrate nel novero delle controllate Centro Leasing Banca S.p.A., nonché le relative controllate, e Centro Factoring S.p.A., che, nello scorso esercizio, rientravano invece nella categoria delle collegate. Non sono mutati in misura particolarmente significativa i rapporti con tali società, che rappresentano il punto di riferimento del Gruppo nei rispettivi comparti, e che sono sostenute finanziariamente da Banca CR Firenze S.p.A. non svolgendo esse attività di raccolta presso il pubblico.
L'Immobiliare Nuova Sede S.r.l. cura la realizzazione del complesso che ospiterà la direzione generale di Banca CR Firenze S.p.A., la quale supporta finanziariamente l'iniziativa.
Le transazioni infragruppo avvengono sulla base di specifiche convenzioni e a condizioni valutate in linea con quelle praticate sul mercato, laddove esistano riferimenti esterni che possano confermare tale giudizio, o che comunque assicurano reciproca convenienza.
E' in corso un programma di razionalizzazione della rete di sportelli del Gruppo che prevede, tra le diverse iniziative, scambi di filiali fra le banche del Gruppo stesso allo scopo di meglio focalizzare le presenze delle singole banche nei rispettivi territori d'elezione.
Rientra in tale programma, così come negli accordi stipulati nel 2003 fra Banca CR Firenze S.p.A. e Fondazione Cassa di Risparmio della Spezia per la cessione della quota di maggioranza nella Cassa di Risparmio della Spezia S.p.A., la cessione da Banca CR Firenze S.p.A. a Cassa di Risparmio della Spezia S.p.A. di 10 filiali poste nella provincia di Massa-Carrara, operazione perfezionata in data 1° gennaio 2007, e sul merito della quale è stato riferito nel bilancio dell'esercizio 2006. Si segnala che, per effetto delle verifiche successive alla transazione, condotte in conformità agli accordi contrattuali, il valore di avviamento che CARISPE S.p.A. ha riconosciuto a Banca CR Firenze S.p.A. è stato rideterminato in circa 29,5 milioni a fronte dei 30,3 milioni inizialmente previsti.

Per quanto riguarda le operazioni societarie relative a soggetti controllati si segnala inoltre quanto segue:

Acquisto ulteriore quota partecipativa in Cassa di Risparmio della Spezia S.p.A.
Gli accordi sottoscritti nel 2004, in forza dei quali la Banca ottenne il controllo della Cassa di Risparmio della Spezia S.p.A. tramite l'acquisto di un pacchetto azionario rappresentante il 68,09% del capitale sociale, contemplavano la concessione da parte del cessionario Banca CR Firenze S.p.A. di una opzione di vendita a favore del cedente Fondazione CR La Spezia avente ad oggetto la residua quota azionaria, pari al 31,91% del capitale sociale. Tale opzione di vendita era esercitabile a partire da 1° gennaio 2006, in una o più tranches a discrezione della controparte esercitante, per quote non inferiori al 3% e non superiori all'11% del capitale sociale; si stabiliva infine che il prezzo di esercizio di ciascuna "tranche" sarebbe stato stabilito pari al valore di mercato anche attraverso l'intervento di una banca d'affari di volta in volta nominata.
In data 2 marzo 2007 la Banca ha perfezionato un accordo con la Fondazione CR della Spezia per l'acquisto di un ulteriore quota partecipativa nella Cassa di Risparmio della Spezia pari all'11,91% con contestuale rescissione del contratto di opzione di vendita sopramenzionato e la rinuncia da parte del socio di minoranza al

diritto di vendere ulteriori quote in futuro. In forza di tale accordo, in data 23 maggio 2007 è avvenuto l'acquisto di 17.443.000 azioni ordinarie della banca spezzina, al prezzo di mercato di 2,65 euro per azione (2,16 volte il patrimonio netto contabile al 1° gennaio 2007), pari a complessivi 46,3 milioni di euro portando la quota interessenza del Gruppo al 79,999%.
Sono stati contestualmente stipulati nuovi accordi di governance con il socio di minoranza, che ha mantenuto un interessenza pari al 20,001%, modificando in tale senso anche lo Statuto della controllata.

d) Società Collegate
Dopo il passaggio di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A. nel novero delle controllate l'ambito dell'operatività con le collegate si è notevolmente ridotto, risultando attualmente sostanzialmente irrilevante.

e) Joint ventures
Rientra in questa categoria il Gruppo Findomestic Banca, che è supportato finanziariamente in maniera significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico.
Rientra in questa categoria anche la società di gestione del risparmio Soprarno S.p.A. costituita nel corso del 2006 congiuntamente con la Banca Ifigest di Firenze, ed i cui prodotti di risparmio gestito sono utilizzati da Banca CR Firenze S.p.A. nelle gestioni patrimoniali e per il portafoglio di proprietà della Banca.

f) Manager con responsabilità strategiche
Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale. Compongono tale organo, oltre al Direttore Generale e ai Vice Direttori Generali, 6 Direttori Centrali della Banca che hanno, per questo, Responsabilità Strategiche.
Al precedente punto 1. sono indicate le retribuzioni di tali soggetti oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate
Si segnala la presenza in questa categoria del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono riportate nel successivo paragrafo, nella tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi di bilancio patrimoniali ed economici.

3. Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate

In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle riportate nella presente Sezione sono fornite le informazioni quantitative sulle transazioni con parti correlate evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico, nonché sui flussi finanziari della società.

	Attività finanziarie (1)	*Incidenza sul totale*	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (2)	*Incidenza sull'Utile*
a) Controllante														
b) Entità esercitanti influenza notevole							5	*0,06%*	67	*3,31%*	2	*0,21%*	1	*0,67%*
c) Controllate	57	*100,00%*	122	*1,11%*	881	*44,09%*	67	*0,81%*	720	*35,56%*	69	*7,29%*	5	*5,55%*
d) Collegate														
e) Joint ventures			5	*0,05%*	858	*42,96%*	20	*0,24%*	129	*6,57%*	8	*0,84%*	2	*1,55%*
f) Dirigenti con responsabilità strategiche			1	*0,01%*			1	*0,01%*						
g) Altre parti correlate			31	*0,28%*			179	*2,17%*			3	*0,32%*	1	*0,67%*
Totale	**57**	*100,00%*	**159**	*1,45%*	**1.739**	*87,04%*	**272**	*3,29%*	**916**	*45,23%*	**82**	*8,66%*	**9**	*6,00%*

(1) Si riferisce a prestiti subordinati computabili nel patrimonio dell'emittente
(2) Corrisponde al margine di intermediazione: margine d'interesse più margine da servizi

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari della società; a tal fine è stato predisposto un rendiconto finanziario con il metodo indiretto.

(importi in milioni di euro)

ATTIVITA' OPERATIVA	31 dicembre 2007	31 dicembre 2006
Gestione	**9**	**7**
- margine di contribuzione all'utile d'esercizio delle parti correlate	9	7
Liquidità generata/(assorbita) dalle attività finanziarie	**(555)**	**102**
- crediti verso banche	(595)	(176)
- crediti verso clientela	40	278
Liquidità generata/(assorbita) dalle passività finanziarie	**501**	**(38)**
- debiti verso banche	526	(53)
- debiti verso clientela	(25)	15
Liquidità netta generata/(assorbita) dall'attività operativa delle parti correlate	**(45)**	**71**
ATTIVITA' DI INVESTIMENTO		
Liquidità generata da:	**76**	**83**
- vendita partecipazioni		11
- dividendi incassati su partecipazioni	76	72
Liquidità assorbita da:	**(155)**	**(129)**
- acquisti di partecipazioni	(155)	(53)
- acquisti (o incrementi) di attività immateriali		(76)
Liquidità netta generata/(assorbita) dall'attività d'investimento delle parti correlate	**(79)**	**(46)**
ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie		2
- distribuzione dividendi a Parti correlate	(56)	(40)
- sottoscrizione aumento di capitale a pagamento effettuato da Parti correlate		101
Liquidità netta generata/(assorbita) dall'attività di provvista delle parti correlate	**(56)**	**63**
LIQUIDITA' NETTA GENERATA/(ASSORBITA) NELL'ESERCIZIO DALLE PARTI CORRELATE	**(180)**	**88**

Parte I - ACCORDI DI PAGAMENTO BASATI SU PROPRI STRUMENTI PATRIMONIALI

A - INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock option) a favore dei Direttori Generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione, che in forza delle stesse ha deliberato i seguenti piani di stock option;

- la *prima tranche del piano,* riguardante complessivamente *4 milioni di azioni,* è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere, dal 16 ottobre 2003 al 16 ottobre 2006, azioni della Banca di nuova emissione ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni,* esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca, ai sensi dell'articolo 2358 3° comma del Codice Civile.

B - INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2, si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di stock options riferiti ai Direttori Generali e ai Dirigenti delle società bancarie del Gruppo.

- ***Prima tranche del piano:***

	31 dicembre 2007			31 dicembre 2006		
Voci / Numero opzioni e prezzi di esercizio	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)				**241.181**	**1,22500**	**289**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni				**241.181**	**1,22500**	
C.1 Annullate						
C.2 Esercitate				241.181	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali						
E. Opzioni esercitabili alla fine dell'esercizio						

- ***Seconda tranche del piano (esercitabile dal 1° agosto 2006):***

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2007			31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**2.548.428**	**0,97300**	**944**	**6.540.780**	**0,97300**	**1.096**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni		1,62200				
C. Diminuzioni	**2.548.428**	**1,62200**		**3.992.352**	**0,97300**	
C.1 Annullate						
C.2 Esercitate	1.529.057	1,62200		3.992.352	0,97300	
C.3 Scadute						
C.4 Altre variazioni	1.019.371	1,62200				
D. Rimanenze finali		**1,62200**	**944**	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio		**1,62200**	**944**	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.
(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.
La voce C.4 rappresenta l'effetto dell'accorpamento di azioni avvenuto in data 5 marzo 2007.

ALLEGATI AL BILANCIO DELL'IMPRESA

ELENCO DELLE ATTIVITA' FINANZIARIE DISPONIBILI PER LA VENDITA ("AFS") COSTITUITE DA PARTECIPAZIONI MINORITARIE ACQUISITE AI FINI DI INVESTIMENTO, DETENUTE ALLA DATA DI CHIUSURA DELL'ESERCIZIO (importi in euro)

ENTE O SOCIETA'	Valore nominale	Valore di bilancio al 31/12/07	Quota %	Capitale Sociale della società partecipata (1)	Valore unitario azioni	Numero azioni o quote
PARTECIPAZIONI AFS						
BANCA D'ITALIA SPA	2.941,12	56.627.586	1,885%	156.000,00	0,520	5.656
CARIROMAGNA - CASSA DEI RISPARMI DI FORLI' E DELLA ROMAGNA SPA	11.096.076,00	54.110.015	7,366%	150.644.526,00	1,000	11.096.076
CARIROMAGNA - CASSA DEI RISPARMI DI FORLI' E DELLA ROMAGNA SPA (azioni privilegiate)	1.065.850,00	5.295.146	0,721%	150.644.526,00	1,000	1.065.850
FIRENZE FIERA SPA	477.338,40	440.733	2,185%	21.843.980,04	3,960	120.540
S.W.I.F.T. SC	6.000,64	61.533	0,043%	13.987.125,00	125,000	48
CENTRALE DEL LATTE FIRENZE PISTOIA LIVORNO SPA	449,28	296	0,005%	8.769.423,00	0,520	864
MARINA DI CALA GALERA CIRCOLO NAUTICO SPA	5.676,00	4.149	0,367%	1.548.000,00	5,160	1.100
FIDI TOSCANA SPA	7.748.572,00	7.753.067	8,956%	86.518.224,00	52,000	149.011
CENTRALE DEI BILANCI SRL.	75.000,00	112.151	0,250%	30.000.000,00	3.000,000	25
SI HOLDING SPA	1.418.863,20	7.961.648	5,255%	27.000.000,00	0,600	2.364.772
CENTRO AFFARI E CONVEGNI DI AREZZO S.r.l.	616.000,12	805.882	2,986%	27.323.888,51	1,000	616.000
FIRENZE PARCHEGGI S.P.A	2.350.746,45	3.015.909	9,184%	25.595.157,50	51,650	45.513
GE.PA.FIN. - GARANZIA PARTEC. FINANZ. SPA	6.000,00	5.340	0,397%	1.509.786,00	6,000	1.000
EUROBIC TOSCANA SUD SPA	5.241,60	14.207	3,120%	168.023,36	0,320	16.380
SIENA PARCHEGGI S.P.A.	206.560,00	155.568	4,444%	4.647.600,00	51,640	4.000
INTERPORTO DELLA TOSCANA CENTRALE SPA	241.500,00	219.866	2,000%	12.075.000,00	0,210	1.150.000
SITEBA SPA	30.859,92	59.561	1,187%	2.600.000,00	0,520	59.346
SOCIETA' DI GESTIONE PER IL REALIZZO SPA	12.267,50	63.356	0,416%	2.946.459,00	0,100	122.675
GROSSETO SVILUPPO SPA	180,60	84	0,040%	449.389,56	5,160	35
SEAM-SOCIETA' ESERC. AEROP. MAREMMA SPA	251.575,00	238.966	10,000%	2.515.750,00	2,500	100.630
SICI - SVILUPPO IMPRESE CENTRO ITALIA SGR PA	774.690,00	809.802	15,000%	5.164.600,00	516,460	1.500
IMMOBILIARE NOVOLI S.P.A.	5.160.000,00	22.288.800	25,000%	20.640.000,00	5,160	1.000.000
PATTO 2000 SCRL	4.663,20	9.873	2,646%	176.268,96	116,580	40
SIA - SSB SPA	107.636,17	652.652	0,487%	22.091.266,62	0,130	827.971
ENGINEERING SPA	255.000,00	2.806.000	0,800%	31.875.000,00	2,550	100.000
WELCOME ITALIA SPA	87.500,52	96.753	5,000%	1.750.000,00	1,000	87.501
BRAIN TECHNOLOGY SPA	50.000,00	3.065.242	10,000%	500.000,00	0,500	100.000
SANPAOLO IMI PRIVATE EQUITY SCHEME B.V.	8.000,00	230.700	8,000%	100.000,00	100,000	80
CARICENTRO SERVIZI SRL	5.165,00	5.165	5,165%	100.000,00	1,000	5.165
PROTERA SRL	18.053,24	251.431	11,472%	157.363,78	1,000	18.053
CONSORZIO CA.RI.CE.SE.	29.070,00	162.392	1,939%	1.499.349,00	0,510	57.000
P.EI. (Recupero Piaggio) Srl	5.902,40	6.895	4,960%	119.000,00	1,000	5.902
ANSWERS SPA	6.267,00	300.000	3,000%	208.882,00	1,000	6.267
VISA EUROPE Ltd.	20,00	20	0,013%	150.000,00	10,000	2
VER CAPITAL SPA	240.000,00	297.000	16,000%	1.500.000,00	1,000	240.000
CENTROFIDI TERZIARIO SCPA	867.626,00	1.200.000	8,633%	10.050.000,00	1,000	867.626
SIT SPA	450.000,00	135.000	1,500%	30.000.000,00	1,000	450.000
BANCO POPOLARE (Ex BPI e BPVN)	18.860,40	78.946	0,001%	2.305.728.126,00	3,600	5.239
PROFINGEST - CONSORZIO	5.165,00	2.317	0,185%	2.798.888,00	2.582,000	2
IMMOBILIARE LA MARCHESA SPA	38.734,00	31.077	1,389%	2.788.866,00	7.746,850	5
MIRANDOLA ARTE E CULTURA SRL	1.000,00	1.000	1,000%	100.000,00	1.000,000	1
PRO MAC SPA	259.740,00	259.740	5,195%	5.000.000,00	1,000	259.740
TOTALE		169.635.889				

(1) Dati desunti dai bilanci al 31 dicembre 2006 ed aggiornati laddove si siano verificate variazioni nel corso del 2007

Si precisa che per quanto riguarda la partecipazione in Immobiliare Novoli S.p.A., nella quale la Banca detiene un'interessenza del 25%, la classificazione tra le "Attività finanziarie disponibili per la vendita" deriva dalla natura essenzialmente finanziaria dell'investimento operato sul capitale della società, nei confronti della quale infatti non viene esercitata alcuna influenza notevole così come definita dallo IAS 28.

ELENCO DELLE OBBLIGAZIONI CONVERTIBILI
(importi in euro)

		Prezzo medio di carico		Valore Nominale		Valore di Bilancio	
Descrizione	Scadenza	31/12/2007	31/12/2006	31/12/2007	31/12/2006	31/12/2007	31/12/2006
BANCA IFIS 4,375% 04/09 CV	16/07/2009	109,63	105,36	500.000,00	500.000,00	517.874,50	551.399,00

RENDICONTO ANNUALE DEI FONDI DI PREVIDENZA INTEGRATIVA SENZA AUTONOMA PERSONALITA' GIURIDICA
(importi in euro)

Come evidenziato nella parte B Sezione 12 del passivo della nota integrativa, nell'anno 1999 la Banca ha costituito un Patrimonio di destinazione ai sensi dell'articolo 2117 c.c., relativo ai fondi di previdenza complementare istituiti con gli accordi sindacali 21 maggio 1965 e 5 novembre 1998 (si tratta della Sezione Ordinaria a prestazioni definite e della Sezione Speciale a contribuzioni definite istituite all'interno del "Fondo integrativo delle Pensioni Erogate della Cassa di Risparmio di Firenze S.p.A. - FIP"). Tali intese sindacali sono state integrate da nuovi accordi siglati in data 11 maggio 2007, coi quali - tra l'altro - è stata costituita all'interno della Sezione Speciale un'ulteriore linea di investimento denominata "Garantita" (art. 8, comma 9, Decreto Lgs.vo n° 252/2005) destinata ad accogliere le quote di TFR che provengono alla previdenza complementare da parte dei lavoratori cosiddetti "silenti". Tale linea deve garantire la restituzione del capitale e nel medio/lungo periodo rendimenti comparabili a quelli del TFR. Sui suddetti fondi viene tenuta una contabilità separata delle operazioni e vengono immediatamente attribuiti i rendimenti degli investimenti e gli oneri derivanti dalla gestione del suddetto Patrimonio. A tal proposito si precisa che il rendimento annuale è costituito, per ogni Sezione o linea di investimento, dal rapporto tra le rendite rivenienti dalla gestione (al netto dei relativi costi) e la giacenza media del rispettiv

Tenuto conto delle risultanze contabili, il Patrimonio di destinazione alla data di chiusura dell'esercizio è così composto:

	31 dicembre 2007	31 dicembre 2006
- Sezione "ordinaria" (a prestazione definita) - accordi 21 maggio 1965 e 5 novembre 1998	110.144 497,25	114 297.658,26
- Sezione "ordinaria" (a prestazione definita) - Patrimonio	*114.389 639,84*	*117.303.032,40*
- Sezione "ordinaria" (a prestazione definita) - Riserve "available for sales"	*-4.245 142,59*	*-3.005.374,14*
- Sezione "speciale" (a contribuzione definita) - accordi 5 novembre 1998	34.719.650,68	25.931.152,01
Totale	144 864.147,93	140.228.810,27

L'importo relativo alla Sezione "speciale", i cui iscritti hanno la possibilità di investire le somme loro spettanti in base a tre linee d'investimento (conservativa, bilanciata e aggressiva), risulta così ripartito.

	31 dicembre 2007	31 dicembre 2006
- linea Conservativa	8.207 267,51	5.881.003,57
- linea Bilanciata	10.129 303,20	6.995.475,19
- linea Aggressiva	16.093 053,76	13.054.673,25
- linea Garantita	290.026,21	0,00
Totale Patrimonio FIP Sezione "speciale"	34 719 650,68	25.931.152,01

PATRIMONIO FIP SEZIONE "ORDINARIA" (A PRESTAZIONE DEFINITA) - ACCORDI 21 MAGGIO 1965 E 5 NOVEMBRE 1998

	31 dicembre 2007	31 dicembre 2006
- Liquidita'	389 993,30	11.432 228,26
- Investimenti mobiliari	113.252.159,00	102.865.430,00
Titoli non immobilizzati	*111.295.400,00*	*101 110.000,00*
Ratei attivi su titoli non immobilizzati	*1.956.759,00*	*1.755 430,00*
Totale investimenti della Sezione "ordinaria"	113.642 152,30	114.297 658,26
Banca c/f - somme da accreditare	*(3.178.068,55)*	*0,00*
Fondo Rischi e Oneri	*(319 586,50)*	
Totale passività della Sezione "ordinaria"	(3.497 655,05)	0,00
Totale Patrimonio FIP Sezione "ordinaria"	110.144 497,25	114.297.658,26

Le entrate dell'esercizio della Sezione "ordinaria" del FIP sono così costituite

	31 dicembre 2007	31 dicembre 2006
- Rendite degli investimenti	12.601.778,41	11.932.452,09
Interessi attivi su titoli e scarti	*3.703.232,45*	*3.268.168,51*
Scarti di emissione su titoli italia	*43,00*	*6.804,00*
Incasso premi su opzioni	*8 164.651,00*	*7.563 580,67*
Plusvalenze su vendita titoli	*334 994,16*	*427.170,37*
Rivalutazione titoli non immobilizzati	*0,00*	*0,00*
Dividendi su azioni	*8.662,50*	*104.351,00*
Contributo accordo 5 novembre 1998	*389.993,30*	*562.377,34*
Interessi su contributi sospesi anno 2005	*0,00*	*0,00*
- Incasso delle quote di contributi	3.378 776,77	3.599.005,61
A carico Banca CR Firenze S.p.A.	*2.837.400,15*	*2.987.812,06*
A carico Equitalia S.p.A.	*199 702,59*	*214 300,18*
A carico Ente Cassa di Risparmio di Firenze	*1.744,80*	*1.586,11*
A carico dei dipendenti della Banca	*323.392,30*	*334.688,53*
A carico dei dipendenti di Equitalia S.p.A	*14.943,55*	*16.865,69*
A carico dei dipendenti dell'Ente Cassa di Risparmio di Firenze	*977,50*	*871,04*
- trasferimenti posizioni al fip	*615,68*	*42.682,00*
Totale entrate	15 960.553,16	15.531 457,70

Le uscite dell'esercizio della Sezione "ordinaria" del FIP sono rappresentate da:

	31 dicembre 2007	31 dicembre 2006
- Costi degli investimenti	8.980.203,16	7 659.725,57
Perdite da negoziazione titoli	*3.220.240,06*	*5.877.725,57*
Premi su titoli pagati	*5.529.400,00*	*1.782.000,00*
Accantonamento al fondo per rischi e oneri su operazioni fuori bilancio	*0,00*	*0,00*
Svalutazione titoli non immobilizzati	*230.563,10*	*0,00*
- Pensioni erogate agli iscritti	9 800.026,64	8.328.154,17
- Spese amministrative e diverse	17.472,00	9 313,60
- Trasferimenti ad altri fondi	96 243,72	170 868,75
- Riserva AFS	4.245 142,59	3.005 374,14
Totale uscite	23.139 088,33	19.173 456,23
Rendimento della Sezione "ordinaria" del FIP	**3,69%**	**5,83%**

Si precisa che per la presente Sezione, in base agli accordi sindacali viene effettuato ogni 4 anni il calcolo della riserva matematica avvalendosi di un Attuario esterno, il quale evidenzia anche il calcolo annuale dei flussi finanziari e la relativa riserva matematica prospettica del quadriennio successivo. L'ultima verifica attuariale è stata effettuata con riferimento al 1° gennaio 2006 e a tale data, ipotizzando un tasso di rendimento in linea con i risultati effettivamente conseguiti nell'ultimo quadriennio, il calcolo annuale dei flussi finanziari ha evidenziato un avanzo tecnico; in proposito si ricorda che solo in presenza di un deficit gli accordi sindacali istitutivi del FIP prevedono una tolleranza del 2% per l'adeguamento automatico della cosiddetta "aliquota di equilibrio", applicata sulla retribuzione pensionabile ed attualmente pari a
- per il personale della Banca iscritto ante 1° gennaio 1991: 4,00% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale di Equitalia S.p.A. iscritto ante 1° gennaio 1991: 5,90% a carico dell'azienda e 0,10% a carico del dipendente;
- per il personale iscritto dal 1° gennaio 1991 al 27 aprile 1993: 4,00% a carico dell'azienda (5,90% per il personale di Equitalia S.p.A.) e 2% a carico del dipendente.

PATRIMONIO FIP SEZIONE "SPECIALE" (A CONTRIBUZIONE DEFINITA) - ACCORDI 5 NOVEMBRE 1998 E 11 MAGGIO 2007

	31 dicembre 2007	31 dicembre 2006
Linea Conservativa		
- Investimenti mobiliari	8.089.536,18	4.308.228,13
Titoli e fondi non immobilizzati	7.925.475,03	4.235.004,76
Ratei su titoli non immobilizzati	164.061,15	73.223,37
- Liquidità	150.183,37	1.593.931,51
- Debitori diversi	299,40	584,18
Totale attività	8.240.018,95	5.902.743,82

Le entrate dell'esercizio della linea Prudenziale sono così costituite:

	31 dicembre 2007	31 dicembre 2006
- Rendite degli investimenti	660.549,58	537.638,28
Interessi attivi su titoli e scarti	*133.934,28*	*168.809,40*
Incasso premi su opzioni	*339.169,56*	*187.325,00*
Plusvalenze su vendita titoli	*49.397,86*	*162.100,14*
Rivalutazione titoli non immobilizzati	*0.00*	*2.326,66*
Contributo accordo 5 novembre 1998	*138.047,88*	*17.077,06*
Utilizzo fondo riacquisto opzioni	*0,00*	*0.00*
Dividendi su azioni	*0,00*	*0,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	1.722.497,57	1.004.467,57
Contributi aziendali	*1.499.211,31*	*826.288,48*
Contributi dipendenti	*170.878,33*	*126.427,43*
Contributi Equitalia S.p.A.	*26.608,23*	*26.542,88*
Contributi Ente Cassa di Risparmio di Firenze	*25.799,70*	*25.208,78*
- Trasferimenti da altri fondi	510.770,43	147.295,00
Totale entrate	2.893.817,58	1.689.400,83

Le uscite dell'esercizio della linea Conservativa sono rappresentate da

- Costi degli investimenti	397.982,85	386.486,41
Imposta sostitutiva 11%	*32.452,04*	*21.158,07*
Pagamento premi assicurativi	*39.624,43*	*5.244.79*
Perdite da negoziazione titoli	*41.349,49*	*66.670,55*
Pagamento premi su opzioni	*167.948.00*	*53.250,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*0,00*
Altre spese di gestione	*0.00*	*0,00*
Svalutazione titoli non immobilizzati	*116.608,69*	*220.145,00*
- Trasferimenti - capitale	168.688,57	215.771,17
- Trasferimenti - rendimento dell'anno	299,40	584,18
- Spese generali (bollo su estratti conto)	582,82	517,66
Totale uscite	567.553,64	583.339,42
	2,16% *	
Rendimento della Linea Conservativa	1,78%**	7,98%

	31 dicembre 2007	31 dicembre 2006
Linea Bilanciata		
- Investimenti mobiliari	5.445.806,97	2.892.558,08
Titoli e fondi non immobilizzati	*5.340.120,00*	*2.842.860,00*
Ratei su titoli non immobilizzati	*105.686,97*	*49.698,08*
- Liquidità	4.739.652,87	4.151.144,55
- Debitori diversi	403,08	3.403,91
Totale attività	10.185.862,92	7.047.106,54

Le entrate dell'esercizio della linea Bilanciata sono così costituite

- Rendite degli investimenti	1.146.373,02	1.077.132,62
Interessi attivi su titoli e scarti	*94.116,19*	*115.302,75*
Incasso premi su opzioni	*786.934,13*	*376.680,00*
Plusvalenze su vendite titoli	*42.900,70*	*514.726,85*
Rivalutazione titoli non immobilizzati	*0.00*	*0,00*
Contributo accordo 5 novembre 1998	*222.422,00*	*70.423,02*
Utilizzo fondo riacquisto opzioni	*0,00*	*0,00*
Dividendi su azioni	*0,00*	*0,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	2.412.109,11	1.339.849,13
Contributi aziendali	*2.082.159,54*	*1.092.890,93*
Contributi dipendenti	*247.018,62*	*165.120,23*
Contributi Equitalia S.p.A.	*72.169,32*	*72.363,90*
Contributi Ente Cassa di Risparmio di Firenze	*10.761,63*	*9.474,07*
- Trasferimenti da altri fondi	401.574,82	548.075,56
Totale entrate	3.960.056,95	2.965.057,31

Le uscite dell'esercizio della linea Bilanciata sono rappresentate da:

- Costi degli investimenti	692.014,72	686.926,80
Imposta sostitutiva 11%	*56.156,64*	*48.227,44*
Pagamento premi assicurativi	*7.193,89*	*5.458,36*
Perdite da negoziazione titoli	*35.651,25*	*236.128,00*
Pagamento premi su opzioni	*514.761,49*	*254.925,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*0,00*
Altre spese di gestione	*0,00*	*0,00*
Svalutazione titoli non immobilizzati	*78.251,45*	*142.190,00*
- Trasferimenti - capitale	132.955,01	368.103,65
- Trasferimenti - rendimento dell'anno	403,08	3.403,91
- Spese generali (bollo su estratti conto)	856,13	637,12
Totale uscite	826.228,94	1.059.073,48
	4% *	
Rendimento della Linea Bilanciata	1,81% **	10,33%

	31 dicembre 2007	31 dicembre 2006
Linea Aggressiva		
- Investimenti mobiliari	5.281.539,37	3.600 290,05
Titoli e fondi non immobilizzati	*5.174 835,00*	*3 538 850,00*
Ratei su titoli non immobilizzati	*106 704,37*	*61 440,05*
- Liquidità	10.931.211,26	9 594.270,44
- Debitori diversi	1.473,96	1.140,57
Totale attività	16 214 224,59	13 195 701,06
Le entrate dell'esercizio della linea Aggressiva sono così costituite:		
- Rendite degli investimenti	2.526.715,58	3.116 611,96
Interessi attivi su titoli e scarti	*96.085,02*	*141.473,85*
Incasso premi su opzioni	*1.958.538,86*	*1.129 565,00*
Plusvalenze su vendita titoli	*27.701,31*	*1 665 845,47*
Rivalutazione titoli non immobilizzati	*0,00*	*0,00*
Credito d'imposta fiscale	*0.00*	*0,00*
Contributo accordo 5 novembre 1998	*439 290,39*	*179 707,64*
Utilizzo fondo riacquisto opzioni	*0,00*	*0,00*
Dividendi su azioni	*5.100,00*	*0.00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	2.748 397,39	1 817.767,26
Contributi aziendali	*2 397.134.25*	*1.557.798,48*
Contributi dipendenti	*343 822,46*	*252 713,22*
Contributi Equitalia S.p.A.	*4 592,69*	*4.431,24*
Contributi Ente Cassa di Risparmio di Firenze	*2.847,99*	*2 826,32*
- Trasferimenti da altri fondi	142.124,79	50 074,82
Totale entrate	5 417 237,78	4 984 454,04
Le uscite dell'esercizio della linea Aggressiva sono rappresentate da		
- Costi degli investimenti	1.558.259,04	1.984 797,00
Imposta sostitutiva 11%	*119 696,87*	*139 887,24*
Pagamento premi assicurativi	*17.312,73*	*14 390,69*
Perdite da negoziazione titoli	*83 199,06*	*786 758,87*
Pagamento premi su opzioni	*1 256.877,50*	*854 060,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*0,00*
Altre spese di gestione	*0,00*	*0,00*
Svalutazione titoli non immobilizzati	*81.172,88*	*189 700,00*
- Trasferimenti - capitale	816 107,03	509 443,52
- Trasferimenti - rendimento dell'anno	1.473,96	1.140,57
- Spese generali (bollo su estratti conto)	1.017,22	935,77
Totale uscite	2 378 857,25	2 496 316,86
Rendimento della Linea Aggressiva	6,31%* 1,99%**	13,27%

	31 dicembre 2007	31 dicembre 2006
Linea Garantita		
- Investimenti mobiliari	0,00	0,00
Titoli e fondi non immobilizzati	*0,00*	*0,00*
Ratei su titoli non immobilizzati	*0,00*	*0,00*
- Liquidità	290.292,87	0,00
- Debitori diversi	0,00	0,00
Totale attività	290 292,87	0,00
Le entrate dell'esercizio della linea Aggressiva sono così costituite:		
- Rendite degli investimenti	2.424,16	0,00
Interessi attivi su titoli e scarti	*0,00*	*0,00*
Incasso premi su opzioni	*0,00*	*0,00*
Plusvalenze su vendita titoli	*0,00*	*0,00*
Rivalutazione titoli non immobilizzati	*0,00*	*0,00*
Credito d'imposta fiscale	*0,00*	*0,00*
Contributo accordo 5 novembre 1998	*2 424,16*	*0,00*
Utilizzo fondo riacquisto opzioni	*0,00*	*0,00*
Dividendi su azioni	*0,00*	*0,00*
- Incasso delle quote di contributi alla data di chiusura dell'esercizio	287.868,71	0,00
Contributi aziendali	*283.207,71*	*0,00*
Contributi dipendenti	*3 105,90*	*0,00*
Contributi Equitalia S.p.A.	*0,00*	*0,00*
Contributi Ente Cassa di Risparmio di Firenze	*1 555,10*	*0,00*
- Trasferimenti da altri fondi	0,00	0,00
Totale entrate	290 292,87	0,00
Le uscite dell'esercizio della linea Aggressiva sono rappresentate da		
- Costi degli investimenti	266,66	0,00
Imposta sostitutiva 11%	*266,66*	*0,00*
Pagamento premi assicurativi	*0,00*	*0,00*
Perdite da negoziazione titoli	*0,00*	*0,00*
Pagamento premi su opzioni	*0,00*	*0,00*
Accantonamento fondo riacquisto opzioni	*0,00*	*0,00*
Altre spese di gestione	*0,00*	*0,00*
Svalutazione titoli non immobilizzati	*0,00*	*0,00*
- Trasferimenti - capitale	0,00	0,00
- Trasferimenti - rendimento dell'anno	0,00	0,00
- Spese generali (bollo su estratti conto)	0,00	0,00
Totale uscite	266,66	0,00
Rendimento della Linea Garantita	1,55%**	0,00%

(*) Rendimento relativo al periodo 1° gennaio 2007 - 31 luglio 2007
(**) Rendimento relativo al periodo 1° agosto 2007 - 31 dicembre 2007
Per la "Sezione Speciale" si precisa che le voci "Contributi Equitalia S.p.A." e "Contributi Ente Cassa di Risparmio di Firenze" sono comprensive degli importi a carico, rispettivamente, dei lavoratori dipendenti e del datore di lavoro.

BANCA
CR FIRENZE

Fondo Pensione Aperto
a contribuzione definita
"CRF PREVIDENZA"

RELAZIONE SULLA GESTIONE ESERCIZIO 2007

La presente relazione accompagna il rendiconto annuale della fase di accumulo dell'esercizio 2007, redatto in osservanza al principio di chiarezza, che rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria e l'andamento dell'esercizio di ciascuno dei cinque comparti del fondo e, in osservanza alle direttive impartite dalla Commissione di Vigilanza sui Fondi Pensione, comprende per ciascun comparto i seguenti documenti:

1. Stato Patrimoniale
2. Conto Economico
3. Nota integrativa

Descrizione generale della situazione del fondo a fine esercizio

Il Fondo, istituito da BANCA CR FIRENZE SPA con delibera del Consiglio di Amministrazione del 13 novembre 2000 e iscritto al n. 110 dell'Albo tenuto dalla Commissione di Vigilanza, ha iniziato la sua operatività in data 18 giugno 2001.
Nell'esercizio 2007, il collocamento del Fondo è avvenuto tramite le banche del GRUPPO BANCA CR FIRENZE SPA, e precisamente: BANCA CR FIRENZE SPA, CASSA DI RISPARMIO DI PISTOIA E PESCIA SPA, CASSA DI RISPARMIO DI CIVITAVECCHIA SPA, CASSA DI RISPARMIO DI ORVIETO SPA e CASSA DI RISPARMIO DELLA SPEZIA SPA.
Grazie all'anticipazione dell'entrata in vigore della riforma della previdenza integrativa e dell'istituto del TFR, si è dischiuso per i Fondi Aperti l'ambito dell'offerta di previdenza complementare anche alla categoria dei lavoratori dipendenti, per i quali, a parte alcune eccezioni, non è parsa produttiva, in termini di informazione e attivazione dei meccanismi di copertura aggiuntiva, la "riserva esclusiva di collocamento" verso le forme negoziali che aveva caratterizzato gli anni di avvio della previdenza complementare.
La "liberalizzazione del mercato" attraverso la omogeneizzazione e libera eligibilità delle forme previdenziali conformi a normativa ha consentito il rafforzamento dell'attività di collocamento verso questa categoria di lavoratori. Da un punto di vista organizzativo, vista la delicatezza e complessità della materia, il modello distributivo per le adesioni collettive adottato da BANCA CR FIRENZE SPA è stato realizzato tramite una rete di consulenti previdenziali, specificatamente formati sulla materia e coordinati dalla struttura centrale di gruppo.
Il consolidamento dell'elevato trend di crescita è stato confermato dall'incremento di circa il 38% nel patrimonio (attivo netto al 31 dicembre 2007 più contributi del mese di dicembre registrati nei conti d'ordine).

Complessivamente, al 31.12.2007 si registravano 34.795 iscritti, di cui 30.754 per adesioni su base individuale e 4.041 a seguito di adesioni su base collettiva, con un incremento rispetto al 2006 di circa il 46%.

Descrizione generale dell'andamento complessivo della gestione

Con decorrenza 1° luglio 2007, il Fondo ha provveduto all'inserimento di un nuovo comparto di investimento, con garanzia di restituzione del capitale versato e di un rendimento minimo, idoneo anche a raccogliere le quote di TFR dei lavoratori cd. "silenti".
Mentre l'investimento delle risorse disponibili dei 4 comparti già esistenti ha continuato ad essere affidato a EURIZON CAPITAL SGR SpA ed è stato attuato tramite operatività diretta in titoli per la parte obbligazionaria ed in quote OICR lussemburghesi per la parte azionaria, relativamente a tale nuovo comparto "garantito" è stata stipulata apposita convenzione di gestione con EURIZON VITA SpA, società assicuratrice, operante nel ramo VI.
Fin dall'inizio dell'anno, inoltre, raccogliendo la novità introdotta dalla riforma, il Fondo ha scelto di consentire la ripartizione della contribuzione e/o della posizione individuale contemporaneamente su più linee di investimento: tale opzione non consente più di evidenziare la distribuzione degli aderenti tra i vari comparti.
Doveroso altresì segnalare che a decorrere dal 1° novembre 2007, in ragione del riassetto organizzativo successivo alla fusione delle banche INTESA SpA e SANPAOLO IMI SpA, il Fondo è stato impattato da una revisione dei processi operativi regolanti i rapporti con banca depositaria.
Questo fatto ha comportato un incremento dell'impegno di tutti i soggetti coinvolti (struttura centrale presso l'Istitutore e Service Amministrativo in primis) al fine di mantenere in linea con i livelli abituali l'efficienza del servizio reso agli aderenti.
Il patrimonio del fondo è stato gestito nel rispetto dei limiti e delle condizioni stabiliti dalla normativa vigente e dal Regolamento del Fondo, avendo come riferimento l'esclusivo interesse degli iscritti.
Gli incarichi conferiti ad EURIZON CAPITAL SGR SpA ed EURIZON VITA SpA sono stati svolti in coerenza con la politica di investimento definita per ciascuna linea e nel rispetto dei limiti previsti dal Decreto del Ministro del Tesoro 21 novembre 1996 n. 703.
Relativamente ai primi 4 comparti di investimento, BANCA CR FIRENZE SPA si è riservata la facoltà di effettuare investimenti anche direttamente in tutti gli strumenti finanziari per i quali è stata rilasciata delega.
La delega non comporta esonero o limitazione di responsabilità del soggetto gestore, ha durata predeterminata ed è revocabile in qualunque momento previa semplice comunicazione scritta tramite raccomandata a.r.
Il soggetto gestore opera altresì un costante controllo sulla rispondenza dell'esecuzione delle attività delegate alle istruzioni periodicamente impartite a EURIZON CAPITAL SGR SpA.

Outlook macroeconomico

La crescita economica mondiale si è mantenuta su buoni livelli nel 2007, sostenuta dai Paesi Emergenti, che hanno controbilanciato la crescita moderata sperimentata dalle economie sviluppate. Gli Stati Uniti hanno registrato un rallentamento e la zona euro e il Giappone sono stati protagonisti di una crescita moderata, conseguente al minor ritmo di crescita degli USA. La forte domanda di materie prime ha provocato l'aumento dei prezzi,

in particolare del petrolio, causando nella seconda metà dell'anno, una nuova ondata di pressioni inflazionistiche. Le preoccupazioni sulla tenuta della crescita USA e lo scoppio di una crisi nel settore finanziario ed immobiliare statunitense hanno provocato nervosismo nei mercati finanziari, che hanno sperimentato volatilità e riportato, in generale, performance poco brillanti.

Usa

Il 2007 è stato un anno di rallentamento economico per gli USA. Il livello medio di crescita si attesta al 2.2% annuo, rispetto al 3.2% del 2006. La debolezza dell'attività manifatturiera e il calo del settore edilizio hanno pesato sulla crescita del Pil e hanno fatto nascere preoccupazioni sulla tenuta dell'economia, in particolare nell'ultima parte dell'anno quando si sono anche registrati segnali di debolezza del mercato del lavoro.

L'inflazione ha riportato una crescita annua media inferiore a quella del 2006. La crescita dei prezzi è tornata però ad accelerare in chiusura d'anno, quando ha superato il 4%, a causa delle tensioni sul prezzo del petrolio e delle materie prime.

Zona euro

La crescita economica dell'area si è pressoché stabilizzata, attestandosi poco sotto i valori del 2006 (la crescita media per l'intero 2007 è pari al 2.6% annuo). Pur avendo risentito del rallentamento USA, soprattutto nella seconda metà dell'anno, l'economia ha sperimentato solo una crescita contenuta grazie agli effetti di decisivi miglioramenti strutturali.

Per la maggior parte dell'anno, l'inflazione della zona euro si è mantenuta al di sotto del livello obiettivo della BCE (fissato al 2% annuo). Le tensioni sul prezzo del petrolio hanno però portato la crescita dell'indice dei prezzi ad oltrepassare questa soglia negli ultimi mesi del 2007 (3.1% annuo a novembre).

Resto del mondo

La crescita mondiale ha registrato una accelerazione rispetto al 2006. Determinante è stato il contributo dei Paesi Emergenti, che ha controbilanciato la minor crescita sperimentata dalle economie sviluppate. Ricordiamo a questo proposito che anche il Giappone ha sperimentato nella seconda metà dell'anno una crescita moderata. L'inflazione mondiale ha registrato una accelerazione rispetto ai valori del 2006, a causa delle tensioni sul prezzo del petrolio ma rimane a livelli contenuti rispetto ai precedenti periodi di espansione economica.

Mercati azionari

Usa

Il mercato azionario USA ha risentito del clima di incertezza e ha riportato una ridotta performance, pari al 3.5%. Per buona parte dell'anno, l'indice S&P ha sperimentato una decisa risalita, che gli ha permesso di raggiungere nuovi massimi storici toccando quota 1565. Con l'acuirsi dei timori legati alla sostenibilità della crescita, l'indice ha però perso terreno e si è attestato a quota 1468 a fine anno, circa il 6% al di sotto dei massimi. A causa del deprezzamento del dollaro, la performance dell'indice espressa in euro è stata pari a -7.2%.

Zona euro

Simile all'andamento del mercato USA è stata la dinamica seguita dall'indice azionario della zona euro, che però ha riportato un guadagno superiore. Il più solido contesto economico ha consentito all'Eurostoxx di registrare una performance pari a circa il 5%.

Giappone

Il mercato giapponese ha riportato le perdite maggiori. Oltre a risentire del generale contesto di incertezza, la mancata ripresa dei consumi e il calo di fiducia delle piccole imprese hanno provocato un brusco calo degli indici azionari verso fine anno. Il Topix, infatti, nel corso del 2007 ha perso circa il 12%.

Resto del mondo

Il mercato azionario dei Paesi Emergenti ha riportato nel 2007 le migliori performance, segnando ancora un guadagno a doppia cifra, come già accaduto per gli anni precedenti. In valuta locale il mercato ha guadagnato il 30%, mentre la performance si riduce se espressa in euro, pur rimanendo sempre consistente (23.1%).

Mercati obbligazionari

Rendimenti USA

I rendimenti USA hanno chiuso il 2007 in calo rispetto all'anno precedente. La scadenza a dieci anni è infatti passata dal 4.70%, registrato a fine 2006, al 4.0% di fine anno. Il movimento in discesa dei rendimenti si è concretizzato a partire dalla seconda metà dell'anno, a causa dello scoppio della crisi dei mutui sub-prime. La curva dei tassi USA ha sperimentato un aumento della pendenza: a fine anno, infatti, lo spread del tratto 10-2 anni si è attestata a 96pb mentre in chiusura del 2006 la curva era di poco invertita (spread 10-2 anni a -11pb).

Rendimenti zona euro

Nella zona euro i rendimenti hanno sperimentato complessivamente un aumento nel corso del 2007 sebbene contenuto. Nella prima metà dell'anno si è assistito ad un deciso incremento dei rendimenti (il dieci anni tedesco ha raggiunto il 4.70%, rispetto al 3.95% di fine 2006), ma in seguito allo scoppio della crisi dei mutui sub prime i rendimenti europei hanno invertito la rotta. La tenuta dell'economia della zona euro ha comunque consentito ai rendimenti di mantenersi al di sopra dei livelli di fine 2006, chiudendo al 4.30%. Anche nella zona euro la curva dei tassi ha aumentato la pendenza, sebbene il movimento sia stato meno ampio di quello sperimentato negli USA. Lo spread 10-2 anni ha raggiunto il livello di 37pb dai 6pb di fine 2006.

Mercato corporate

La crisi del credito e il conseguente flight to quality che ne è derivato hanno provocato un ri-prezzamento dei prodotti a più alto rischio, determinando l'allargamento degli spread dei titoli Corporate. Il movimento più ampio si è registrato per il comparto High Yield, in cui il differenziale di rendimento con i titoli governativi ha subito un incremento di ben 290pb. Per il comparto Investment Grade l'aumento è stato pari a circa 90pb.

Paesi Emergenti

L'aumento dell'avversione al rischio verificatosi nella seconda metà dell'anno ha provocato anche l'aumento degli spread dei Paesi Emergenti, sebbene le ottime condizioni di crescita dell'area e il miglioramento delle condizioni strutturali hanno permesso una correzione di dimensione inferiore a quella occorsa nel mercato dei titoli corporate. Nell'anno, infatti, gli spread si sono allargati di 77pb.

Politica monetaria

Usa

Per buona parte dell'anno la Fed ha mantenuto i tassi ufficiali invariati al 5.25%, livello raggiunto nel giugno del 2006, a conclusione di una lunga restrizione monetaria. A settembre, però, la Fed ha iniziato una manovra espansiva attraverso tagli dei Fed Funds,

per cercare di appianare gli squilibri presenti nel mercato interbancario e riportare fiducia negli altri mercati finanziari. Infatti, a seguito, dei timori diffusi a causa dello scoppio della crisi dei mutui sub prime (mutui concessi ad individui con elevato rischio di credito) si è innescata una crisi di liquidità che inizialmente la Fed aveva cercato di risolvere attraverso iniezioni di liquidità e con la riduzione del tasso di sconto. L'ampiezza del problema e il concomitante rallentamento economico USA hanno portato la Fed a intraprendere un sistematico allentamento monetario, tanto che a fine anno i Fed Funds hanno raggiunto il livello del 4.25%.

Zona euro

I tassi ufficiali della zona euro hanno iniziato l'anno al 3.5%. La BCE ha proseguito l'azione di rialzo del tasso di rifinanziamento, portandolo al 4% con due movimenti (a marzo e giugno), ma lo scoppio della crisi dei mutui sub prime dell'estate e il successivo squilibrio creatosi nel mercato interbancario hanno suggerito alla banca centrale di non proseguire oltre.

Giappone

A febbraio la Banca Centrale del Giappone ha potuto proseguire nella manovra di normalizzazione dei tassi, grazie a buoni dati di crescita ed inflazione. Ha pertanto attuato un rialzo di 25pb, portando il tasso ufficiale allo 0.5%. Successivamente, le tensioni sui mercati, provocate dalla crisi dei mutui sub prime, e il rallentamento economico hanno impedito alla BoJ di continuare con la manovra al rialzo.

Mercati dei cambi

Euro-dollaro

Nel corso del 2007, l'euro ha sperimentato un rapido apprezzamento che lo ha portato a toccare un nuovo massimo storico a quota 1.4870 a novembre. Successivamente, ha solo in parte ritracciato e si è attestato al livello di 1.46, mantenendosi ben al di sopra della chiusura del 2006 (1.32). I timori relativi alla tenuta della crescita USA e il restringimento del differenziale di tasso tra USA e zona euro hanno determinato il continuo indebolimento della valuta statunitense.

Euro-yen

Nel 2007 l'euro si è rafforzato nei confronti dello yen, raggiungendo a luglio un massimo storico a quota 169 (era a 157 a fine 2006). L'apprezzamento dell'euro si è verificato soprattutto nel corso della prima parte dell'anno, momento in cui, grazie alla bassa avversione al rischio degli investitori, lo yen è stato oggetto di forti speculazioni che ne hanno ridotto il valore. Con il diffondersi dei timori legati ai mutui subprime, però, il rafforzamento dell'euro ha rallentato, dal momento che sono state ridotte le posizioni speculative corte di yen. Ciò ha portato l'euro a chiudere l'anno al livello di 163.

Euro-franco svizzero

L'euro si è apprezzato anche nei confronti del franco svizzero. La dinamica seguita nel corso di quest'anno dal cambio è stata la medesima registrata dall'euro nei confronti dello yen ed è dovuta essenzialmente alle stesse motivazioni. Anche il franco svizzero, infatti, è stato considerato dagli operatori di mercato come una valuta in cui indebitarsi per l'acquisto di divise a più alto rendimento (fenomeno chiamato dei carry trade). Il cambio ha chiuso l'anno a quota 1.65, rispetto al livello di 1.60 di inizio periodo.

Euro-sterlina britannica

Dopo diversi mesi di assoluta stabilità, a partire dalla correzione dell'estate, l'euro ha iniziato un deciso apprezzamento contro la sterlina britannica che lo ha portato a quota

0,74 (a fine 2006 era a quota 0,67). I problemi del settore finanziario britannico e i segnali di indebolimento dell'economia inglese hanno determinato un taglio dei tassi ufficiali da parte della BoE e ciò ha sostenuto l'euro, portandolo ai massimi storici contro sterlina.

Gestione del portafoglio
Di seguito si riporta la descrizione dell'attività di gestione distinta tra i primi 4 comparti ed il comparto 5, la cui operatività ha preso l'avvio dal 1° luglio 2007.

Comparti 1, 2, 3 e 4
Nel corso del 2007, i portafogli di queste linee hanno mantenuto un'allocazione che ha privilegiato le azioni nella prima parte dell'anno (comparti 2, 3 e 4) attraverso il loro sovrappeso rispetto al benchmark, mentre sulla componente obbligazionaria la duration dei portafogli ha continuato ad essere mantenuta in prossimità del livello minimo consentito contrattualmente.
In maggiore dettaglio, le scelte di gestione effettuate per le linee del fondo aperto dal gestore delegato EURIZON CAPITAL SGR SpA possono essere così sintetizzate:

Componente azionaria (comparti 2, 3 e 4)
- Il portafoglio azionario è stato sovrappesato rispetto al benchmark fino al mese di maggio. Per tutti i mesi estivi è stato mantenuto sul portafoglio un peso di azioni in linea con quello del benchmark (portafogli neutrali) in virtù dell'aumentata avversione al rischio nonchè dell'elevato livello di performance raggiunto dai mercati
- L'allocazione geografica, nel corso dell'intero anno, ha privilegiato il mercato dell'area Euro e del pacifico (Giappone in particolare) rispetto all'America a fronte dal rallentamento economico in atto negli Stati Uniti

Componente obbligazionaria (comparti 1, 2, 3 e 4)
- La duration del portafoglio obbligazionario è rimasta per l'intero anno inferiore a quella del benchmark di riferimento. In particolare, a fronte dell'istruzione particolare impartita sulle 4 linee, la duration è stata mantenuta in prossimità del limite minimo contrattuale (1,5-1,8 per il comparto 1 e 4-4,5 per i comparti 2, 3 e 4). Nella parte finale dell'anno (da fine settembre), coerentemente con la variazione dell'istruzione particolare la duration del portafoglio è stata incrementata (fino a raggiungere la parte alta della fascia consentita dall'istruzione particolare) seppur ad un livello inferiore a quello del benchmark.
- A livello di posizionamento per scadenze, dato il vincolo di duration e dato il contenuto livello di pendenza della curva dei rendimenti, sono stati privilegiati i titoli del segmento a breve e medio termine.

Comparto 5 (garantito)
- L'asset allocation del mandato garantito ha presentato una connotazione prevalentemente obbligazionaria (oltre il 90% del patrimonio), con la componente azionaria e strumenti di mercato monetario a costituirne complemento.
- I titoli obbligazionari negoziati nel 2007 sono di natura governativa (a tasso fisso e variabile), italiani e tedeschi, anche di tipo inflation linked. Per contenere l'esposizione al mercato azionario, sia a livello geografico che a livello settoriale, si sono impiegati OICR con benchmarks costituiti dagli indici MSCI a basso TEV.
- Per la componente obbligazionaria, da agosto ad ottobre la duration delle obbligazioni detenute è stata in media inferiore a quella del benchmark. In novembre si è proceduto aumentando la duration verso un valore superiore a quello

del benchmark. Successivamente la duration è stata progressivamente ridotta in modo tale da sfrutture il bear-steepening tipico della fine d'anno. La componente azionaria è risultata dapprima limitata al 3% del patrimonio, per poi raggiungere un massimo del 5.4% all'inizio di novembre; in seguito è stata nuovamente ridotta, chiudendo l'anno all'1.9% del patrimonio.

Occorre ricordare che l'obiettivo della gestione nei primi mesi di vita del mandato è stato soprattutto il contenimento sia dei costi di transazione (visto il ridotto patrimonio), sia della volatilità assoluta della gestione (per minimizzare la probabilità di sottoperformance rispetto al TFR). Infine, si ricorda che la gestione ha come vincolo la garanzia offerta (per eventi e alla scadenza del mandato), mentre il benchmark di regolamento non è, per costruzione, a capitale garantito. Il confronto con il benchmark deve essere quindi considerato solo come indicativo.

Le commissioni di gestione dei fondi vengono retrocesse trimestralmente alle singole linee.

La performance time weighted della gestione del portafoglio per il 2007, che, come è noto, neutralizzando l'effetto dei flussi contributivi è l'unica che consente un raffronto col benchmark, è stata la seguente:

Fondo	Benchmark	Performance Fondo	Performance benchmark	Differenza
CRF Previdenza - Comparto 1	60% JPM Euro Cash 3 mesi 40% JPM EMU	3,32%	3,36%	-0,04%
CRF Previdenza - Comparto 2	80% JPM EMU 20% MSCI World	1,76%	1,28%	0,48%
CRF Previdenza - Comparto 3	50% JPM EMU 50% MSCI World	0,52%	0,44%	0,08%
CRF Previdenza - Comparto 4	30% JPM EMU 70% MSCI World	-0,53%	-0,18%	-0,35%
CRF Previdenza - Comparto 5*	95% JPM EMU 1-5 anni 5% MSCI EMU	1,10%	1,31%	-0,21%

*il dato si riferisce al periodo 31 agosto - 31 dicembre

Fonte: EURIZON CAPITAL SGR SpA
"CRF Previdenza - 31/12/2007"

Di seguito vengono illustrati gli esiti delle politiche di gestione per ogni singolo comparto.

BANCA
CR FIRENZE

Politica di gestione del Comparto 1

Si tratta di una linea di investimento volta a garantire un profilo di rischio "basso", che ricerca la conservazione del capitale investito attraverso una gestione in titoli obbligazionari. L'orizzonte temporale dell'investimento è di brevissimo periodo.

Il benchmark prescelto è così composto:

- 60%JP Morgan Euro Cash Index 3 mesi
- 40% JP Morgan Emu Government Bond Index

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
100%

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU
40%
JPMORGAN CASH
EURO 3 M
60%

Il rendimento netto del comparto per l'anno 2007 è stato pari a 2,23%.
Gli unici oneri di gestione incidenti sul rendimento sono rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,75% annue: il rendimento lordo si eleva, quindi, al 2,98%.

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36, 48 e 60 mesi:

periodo di riferimento	rendimento
dicembre 2007 su dicembre 2006	**2,23%**
dicembre 2007 su dicembre 2005	**2,99%**
dicembre 2007 su dicembre 2004	**5,18%**
dicembre 2007 su dicembre 2003	**8,05%**
dicembre 2007 su dicembre 2002	**9,78%**

BANCA CR FIRENZE

COMPARTO 1

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Weighted Duration Portafoglio	Weighted Duration Benchmark	Esposizione a Duration
Eur0-1	0,1	0,0	0,1
Eur1-3	0,2	0,2	0,1
Eur3-5	0,2	0,3	-0,1
Eur5-7	0,3	0,3	0,0
Eur7-10	0,3	0,5	-0,2
EurM 10	1,1	1,2	-0,1
TOTALE	2,3	2,4	-0,1

Paesi	Weighted Duration Portafoglio	Weighted Duration Benchmark	Esposizione a Duration
Austria	0,0	0,1	-0,1
Belgio	0,1	0,2	-0,1
Euro Zone	0,0	0,0	0,0
Finlandia	0,0	0,0	0,0
Francia	0,3	0,5	-0,2
Germania	0,6	0,5	0,0
Grecia	0,0	0,1	-0,1
Irlanda	0,0	0,0	0,0
Italia	0,9	0,6	0,3
Olanda	0,0	0,1	-0,1
Portogallo	0,0	0,1	-0,1
Spagna	0,5	0,2	0,3
TOTALE	2,3	2,4	-0,1

Fonte: Eurizon Capital SGR SpA
"CRF Previdenza - 31/12/2007"

Ripartizione per rating (1)	
Qualità del credito	%
AA- Totale	**56,43%**
AAA Totale	**37,51%**
AA+ Totale	**5,87%**

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - dicembre 2007

(1) Rating Bloomberg

BANCA
CR FIRENZE

Politica di gestione del Comparto 2

E' una linea di investimento con profilo di rischio "medio-basso", che ha come scopo l'incremento nel medio periodo dei capitali investiti mediante la gestione professionale degli investimenti in valori mobiliari azionari ed obbligazionari opportunamente diversificati e selezionati. L'orizzonte temporale dell'investimento è di medio periodo.

Il benchmark prescelto è così composto:
80% JP Morgan Emu Government Bond Index;
20% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
AZIONI
21%
OBBLIGAZIONI
79%

COMPOSIZIONE DEL BENCHMARK


MSCI WORLD
20%
JPMORGAN EMU
80%

Il rendimento netto del comparto per l'anno 2007 è stato pari a 0,64%.
Gli unici oneri di gestione incidenti sul rendimento sono rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 0,90% annue: il rendimento lordo si eleva, quindi, a 1,54%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36, 48 e 60 mesi:

periodo di riferimento	rendimento
dicembre 2007 su dicembre 2006	0,64%
dicembre 2007 su dicembre 2005	1,06%
dicembre 2007 su dicembre 2004	8,35%
dicembre 2007 su dicembre 2003	13,42%
dicembre 2007 su dicembre 2002	17,65%

BANCA CR FIRENZE

COMPARTO 2

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur0-1	0,0	0,0	0,0
Eur1-3	20,0	19,7	0,3
Eur3-5	12,3	15,7	-3,3
Eur5-7	21,0	10,1	10,8
Eur7-10	9,7	14,7	-5,0
EurM 10	16,2	19,8	-3,6
TOTALE	79,2	80,0	-0,8

Fonte: Eurizon Capital SGR SpA
"CRF Previdenza - 31/12/2007"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Australia	0,0	0,0	0,0
Austria	0,0	3,1	-3,1
Belgio	0,9	5,1	-4,2
Canada	0,0	0,0	0,0
EmMkts & Far E	0,0	0,0	0,0
Finlandia	0,0	1,0	-1,0
Francia	10,1	16,1	-6,0
Germania	16,6	18,9	-2,4
Grecia	0,0	4,1	-4,1
Irlanda	0,0	0,8	-0,8
Italia	37,1	18,4	18,8
Japan	0,0	0,0	0,0
Olanda	0,0	4,5	-4,5
Portogallo	0,0	1,7	-1,7
Scandinavia	0,0	0,0	0,0
Spagna	14,5	6,2	8,2
Svizzera	0,0	0,0	0,0
United Kingdom	0,0	0,0	0,0
USA	0,0	0,0	0,0
TOTALE	79,2	80,0	-0,8

Ripartizione per rating (1)	
Qualità del credito %	
AA- Totale	37,12%
AAA Totale	41,09%
AA+ Totale	0,89%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - dicembre 2007

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Non Censito	0,0	0,0	0,0
Energy	2,4	2,2	0,2
Materials	1,5	1,4	0,0
Industrials	2,3	2,3	0,1
Consumer Discretionary	2,1	2,0	0,1
Consumer Staples	1,8	1,8	0,0
Health Care	1,9	1,7	0,1
Financials	4,5	4,5	0,0
Information Technology	2,3	2,2	0,1
Telecommunication Services	1,0	1,0	0,0
Utilities	1,0	0,9	0,1
TOTALE	20,7	20,0	0,7

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Australia	0,4	0,6	-0,3
Canada	0,9	0,8	0,1
EmMkts & Far East	0,2	0,3	-0,1
Euro Ex Italia	3,5	3,2	0,3
Italia	0,4	0,4	0,0
Japan	2,1	1,9	0,1
Others	0,3	0,3	0,0
Scandinavia	0,3	0,4	-0,1
Svizzera	0,6	0,7	-0,1
United Kingdom	2,4	2,2	0,2
USA	9,7	9,2	0,5
TOTALE	20,7	20,0	0,7

BANCA
CR FIRENZE

BANCA
CR FIRENZE

Politica di gestione del Comparto 3

E' una linea di investimento con profilo di rischio "medio-alto", che si propone l'obiettivo di rispondere alle esigenze di coloro che prevedono di richiedere il pensionamento nel lungo periodo e quindi, tenuto conto del lungo orizzonte temporale di permanenza nel fondo, intendono diversificare il proprio portafoglio bilanciando gli investimenti tra il mercato obbligazionario e quello azionario. L'orizzonte temporale dell'investimento è di lungo periodo.

Il benchmark prescelto è così composto:
50% JP Morgan Emu Government Bond Index;
50% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
49%
AZIONI
51%

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU
50%
MSCI WORLD
50%

Il rendimento netto del comparto per l'anno 2007 è stato pari a -0,55%.
Gli unici oneri di gestione incidenti sul rendimento sono rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,00% annue: il rendimento lordo si eleva, quindi, a -0,45%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36, 48 e 60 mesi:

periodo di riferimento	rendimento
dicembre 2007 su dicembre 2006	**-0,55%**
dicembre 2007 su dicembre 2005	**1,86%**
dicembre 2007 su dicembre 2004	**14,73%**
dicembre 2007 su dicembre 2003	**19,14%**
dicembre 2007 su dicembre 2002	**26,49%**

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COMPARTO 3

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Esposizione Duration Tratti di Curva	Novembre	Dicembre
Eur0-1	0,0	0,0
Eur1-3	-0,1	0,0
Eur3-5	-0,2	-0,1
Eur5-7	0,0	0,0
Eur7-10	-0,4	-0,2
Eur10+	-0,3	-0,1
TOTALE	-1,0	-0,5

Fonte: Eurizon Capital SGR SpA
"CRF Previdenza - 31/12/2007"

Esposizione Duration Paesi	Novembre	Dicembre
Australia	0,0	0,0
Austria	-0,3	-0,1
Belgio	-0,3	-0,1
Canada	0,0	0,0
EmMkts & Far East	0,0	0,0
Finlandia	-0,1	0,0
Francia	-0,5	-0,3
Germania	-0,1	-0,1
Grecia	-0,3	-0,1
Irlanda	-0,1	0,0
Italia	0,4	0,2
Japan	0,0	0,0
Olanda	-0,3	-0,2
Portogallo	-0,1	-0,1
Scandinavia	0,0	0,0
Spagna	0,7	0,4
Svizzera	0,0	0,0
United Kingdom	0,0	0,0
USA	0,0	0,0
TOTALE	-1,0	-0,5

Ripartizione per rating (1) Qualità del credito %	
AA- Totale	23,02%
AAA Totale	25,29%
AA+ Totale	0,56%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - dicembre 2007

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
Non Censito	0,0	0,0	0,0
Energy	5,9	5,4	0,4
Materials	3,6	3,6	0,0
Industrials	5,8	5,7	0,1
Consumer Discretionary	5,0	4,9	0,2
Consumer Staples	4,4	4,4	0,0
Health Care	4,6	4,4	0,2
Financials	11,1	11,2	-0,1
Information Technology	5,5	5,5	0,1
Telecommunication Services	2,5	2,4	0,0
Utilities	2,5	2,3	0,2
TOTALE	50,9	49,8	1,1

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Australia	0,9	1,6	-0,7
Canada	2,2	2,1	0,1
Em Mkts & Far East	0,5	0,8	-0,3
Euro Ex Italia	8,7	8,0	0,7
Italia	1,0	1,0	0,0
Japan	5,0	4,8	0,2
Others	0,6	0,7	-0,1
Scandinavia	0,9	1,0	-0,2
Svizzera	1,4	1,6	-0,2
United Kingdom	5,9	5,4	0,5
USA	23,7	22,9	0,9
TOTALE	50,9	49,8	1,1

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Politica di gestione del Comparto 4

E' una linea di investimento con profilo di rischio "alto", che risponde alle esigenze di coloro che, avendo un'età anagrafica bassa e quindi una prospettiva di permanenza nel fondo pensione di lunghissimo periodo, desiderano ottenere una rivalutazione del capitale investito, ricorrendo al dinamismo e alle opportunità di elevate performance dei mercati azionari. L'orizzonte temporale dell'investimento è di lunghissimo periodo.

Il benchmark prescelto è così composto:
30% JP Morgan Emu Government Bond Index;
70% MSCI World con dividendi reinvestiti.

COMPOSIZIONE DEL PORTAFOGLIO


LIQUIDITÀ
0%
OBBLIGAZIONI
29%
AZIONI
71%

COMPOSIZIONE DEL BENCHMARK


JPMORGAN EMU
30%
MSCI WORLD
70%

Il rendimento netto del comparto per l'anno 2007 è stato pari a -1,56%.
Gli unici oneri di gestione incidenti sul rendimento sono rappresentati dalle commissioni finanziarie, pari, nel presente comparto, a 1,20% annue: il rendimento lordo riduce la sua performance negativa a -0,36%

Nella seguente tabella sono rappresentati i rendimenti netti registrati negli ultimi 12, 24, 36, 48 e 60 mesi:

periodo di riferimento	rendimento
dicembre 2007 su dicembre 2006	**-1,56%**
dicembre 2007 su dicembre 2005	**1,98%**
dicembre 2007 su dicembre 2004	**18,68%**
dicembre 2007 su dicembre 2003	**22,38%**
dicembre 2007 su dicembre 2002	**31,21%**

BANCA CR FIRENZE

COMPARTO 4

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Tratti di curva	Peso Portafoglio	Peso Benchmark	Differenza
Eur0-1	0,0	0,0	0,0
Eur1-3	7,3	7,4	-0,1
Eur3-5	4,5	5,9	-1,4
Eur5-7	7,7	3,8	3,9
Eur7-10	3,5	5,5	-2,0
EurM 10	5,9	7,5	-1,6
TOTALE	28,9	30,2	-1,2

Fonte: Eurizon Capital SGR SpA
"CRF Previdenza - 31/12/2007"

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Australia	0,0	0,0	0,0
Austria	0,0	1,2	-1,2
Belgio	0,3	1,9	-1,6
Canada	0,0	0,0	0,0
Em Mkts & Far E	0,0	0,0	0,0
Finlandia	0,0	0,4	-0,4
Francia	3,7	6,1	-2,3
Germania	5,9	7,1	-1,3
Grecia	0,0	1,5	-1,5
Irlanda	0,0	0,3	-0,3
Italia	13,7	6,9	6,8
Japan	0,0	0,0	0,0
Olanda	0,0	1,7	-1,7
Portogallo	0,0	0,7	-0,7
Scandinavia	0,0	0,0	0,0
Spagna	5,3	2,4	2,9
Svizzera	0,0	0,0	0,0
United Kingdom	0,0	0,0	0,0
USA	0,0	0,0	0,0
TOTALE	28,9	30,2	-1,2

Ripartizione per rating (1)	
Qualità del credito %	
AA- Totale	**13,57%**
AAA Totale	**14,91%**
AA+ Totale	**0,32%**

(1) Rating Bloomberg
Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - dicembre 2007

Portafoglio azionario:

analisi per settori economici, paesi

Settori	Peso Portafoglio	Peso Benchmark	Differenza
NonCensito	0,0	0,0	0,0
Energy	8,2	7,6	0,5
Materials	5,0	5,0	0,0
Industrials	8,1	8,0	0,1
Consumer Discretionary	7,0	6,8	0,2
Consumer Staples	6,1	6,2	-0,1
Health Care	6,4	6,1	0,3
Financials	15,5	15,8	-0,2
Information Technology	7,7	7,7	0,1
Telecommunication Services	3,4	3,4	0,0
Utilities	3,5	3,3	0,3
TOTALE	71,0	69,8	1,2

Paesi	Peso Portafoglio	Peso Benchmark	Differenza
Australia	1,3	2,2	-1,0
Canada	3,1	2,9	0,2
Em Mkts & Far East	0,7	1,1	-0,5
Euro Ex Italia	12,1	11,2	0,9
Italia	1,4	1,3	0,1
Japan	7,1	6,8	0,3
Others	0,9	1,0	-0,1
Scandinavia	1,2	1,4	-0,2
Svizzera	1,9	2,3	-0,3
United Kingdom	8,2	7,5	0,7
USA	33,1	32,1	1,1
TOTALE	71,0	69,8	1,2

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Politica di gestione del Comparto 5

E' una linea di investimento caratterizzata da una garanzia di rendimento minimo e da un basso profilo di rischio. Il rendimento minimo garantito è pari a 1,50% su base annua, in presenza degli eventi evidenziati all'art. 7, comma 5 del regolamento del Fondo. Si propone l'obiettivo di rispondere alle esigenze di coloro che sono interessati ad un rendimento minimo o hanno una bassa propensione al rischio. L'orizzonte temporale dell'investimento è di medio periodo. E' il comparto destinato al conferimento tacito del TFR.

Il benchmark prescelto è così composto:
95% JP Morgan Emu 1-5 anni;
5% MSCI Emu.

COMPOSIZIONE DEL PORTAFOGLIO


AZIONI
2%
LIQUIDITA'
16%
OBBLIGAZIONI
82%

COMPOSIZIONE DEL BENCHMARK


MSCI EMU
Net Dividend In Eur
5%
JP Morgan
EMU 1-5 years
95%

Il rendimento netto del comparto per il periodo luglio – dicembre 2007 è stato pari a 1,20%.

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COMPARTO 5

Portafoglio obbligazionario: analisi per tratti di curva, paesi, rating

Paesi	Peso Portafoglio
Euro Zone	0,0
Germania	8,6
Italia	73,4
TOTALE	82,0

Tratti di curva	Peso Portafoglio
Eur1-3	21,5
Eur3-5	60,5
TOTALE	82,0

Ripartizione per rating (1) Qualità del credito %	
AA- Totale	73,35%
AAA Totale	8,60%

(1) Rating Bloomberg

Elaborazioni di Servizi Previdenziali SpA
CRF Previdenza - dicembre 2007

Fonte: Eurizon Capital SGR SpA
"CRF Previdenza - 31/12/2007"

Portafoglio azionario: analisi per settori economici, paesi

Settori	Peso Portafoglio
Energy	0,1
Materials	0,2
Industrials	0,2
Consumer Discretionary	0,2
Consumer Staples	0,1
Health Care	0,1
Financials	0,5
Information Technology	0,1
Telecommunication Services	0,1
Utilities	0,2
TOTALE	1,9

Paesi	Peso Portafoglio
Australia	1,7
Canada	0,2
Em Mkts & Far East	0,0
Euro Ex Italia	0,0
TOTALE	1,9

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Erogazione delle prestazioni

Relativamente a quelle ordinarie, il Fondo ha perfezionato la revisione della convenzione per l'erogazione delle rendite in essere con la compagnia CENTROVITA Assicurazioni SpA, allo scopo di elevare il livello delle prestazioni agli iscritti, mediante una significativa riduzione dei costi connessi all'erogazione delle stesse e l'introduzione di un tasso tecnico pari all'1,50%.
Nel corso dell'esercizio, non sono state effettuate prestazioni in rendita.

E' rimasta invece immutata la convenzione in essere con la medesima Compagnia riguardante le prestazioni accessorie.

Abbiamo infine provveduto alla liquidazione di n° 139 prestazioni in capitale, così distinte:

- *Prestazioni a iscritti su base individuale*
  - 59 per maturazione dei requisiti di quiescenza
  - 15 riscatti per decesso
  - 9 riscatti parziali per inoccupazione
  - 11 riscatti totali per invalidità o in occupazione superiore a 48 mesi
  - 1 anticipazione per spese mediche
  - 1 anticipazione per acquisto prima casa

- *Prestazioni a iscritti su base collettiva*
  - 10 per maturazione dei requisiti di quiescenza
  - 1 riscatto per decesso
  - 9 riscatti per perdita requisiti di partecipazione
  - 1 anticipazione per spese mediche
  - 13 anticipazioni per cause ulteriori (30%)
  - 5 anticipazioni per acquisto prima casa
  - 4 anticipazioni per ristrutturazione edilizia

L'importo complessivo degli esborsi (comprensivo di 67 trasferimenti ad altri Fondi) è stato pari a circa 2,1 milioni di euro.

Andamento della gestione amministrativa

Nel rispetto dell'impianto normativo generale e coerentemente agli indirizzi fissati in sede di costituzione del Fondo, tutti gli oneri dei soggetti gestori per il servizio di banca depositaria (affidato a INTESA SANPAOLO SpA), gestione finanziaria (affidata a EURIZON CAPITAL SGR SpA ed EURIZON VITA SpA) e gestione amministrativa (affidata a Servizi Previdenziali SpA), unitamente ai costi di convenzioni, manutenzione procedure, modulistica e pubblicistica, sono stati sostenuti dall'Istitutore.

Operazioni in conflitto di interessi

Non risultano operazioni poste in essere in conflitto di interesse.

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Fatti di rilievo avvenuti dopo la chiusura dell'esercizio.

In data 4 dicembre il Fondo ha stabilito di procedere alla sostituzione del benchmark riguardante la componente azionaria dei comparti di investimento, con decorrenza 1° gennaio 2008. Tale elemento, unito alle significative dimensioni patrimoniali ormai raggiunte, come più avanti meglio indicato, produrrà la modifica sostanziale dell'attività da parte del gestore Delegato, il quale provvederà ad abbandonare scelte di investimento consistenti esclusivamente nell'acquisto di quote di OICR rivolgendosi verso acquisto diretto di titoli azionari. In ossequio alle indicazioni fornite dall'Autorità di Vigilanza, nelle more della riedizione tipografica della Nota Informativa, viene data contezza della sostituzione cennata mediante consegna di uno specifico documento allegato alla ordinaria documentazione contrattuale.

Evoluzione prevedibile della gestione

L'intenso lavoro di sensibilizzazione della rete di vendita effettuato negli ultimi anni, nonché l'utilizzo di un gruppo di specialisti sulla previdenza complementare, "dedicati" alla promozione di adesioni su base collettiva e, pertanto, interlocutori privilegiati delle aziende clienti del gruppo BANCA CR FIRENZE SPA, sono il segnale della volontà dell'Istitutore di mantenere un ruolo di primo piano in questo complesso mercato, con l'obiettivo di risultati ben più significativi di quelli, pur ottimi, conseguiti finora.

Le direttrici di sviluppo individuate sono sostanzialmente tre: da un lato, il mantenimento di un alto livello di supporto specialistico presso le aziende già interessate da adesioni su base collettiva, allo scopo di incrementare la quota di partecipazione dei lavoratori rimasti inizialmente in posizione "attendista"; da un altro lato, una decisa azione di contatti volta al raggiungimento delle realtà produttive ancora non coinvolte in maniera significativa dalle opportunità offerte dalla riforma; infine, il rafforzamento dell'opera di "alfabetizzazione" interna ed esterna per l'accrescimento consapevole dell'ineluttabilità di una "presa di posizione" verso gli scenari previdenziali che piano piano ma inesorabilmente si stanno approssimando.

Il Responsabile del Fondo Pensione Aperto
"CRF PREVIDENZA"
Isabella Fumagalli

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* COMPARTO 1*

NOTA INTEGRATIVA AL RENDICONTO ANNUALE DELLA FASE DI ACCUMULO 31/12/2007

INFORMAZIONI GENERALI

Fonti Istitutive e Regime

Il "Fondo Pensione Aperto C.R.F. PREVIDENZA" è stato istituito dalla Cassa di Risparmio di Firenze S.p.A. con delibera del Consiglio di Amministrazione del 13 novembre 2000. E' un fondo pensione complementare costituito in conformità alle disposizioni del D.Lgs. n.124 del 21/4/1993 e successive modificazioni e integrazioni.

Opera in regime di contribuzione definita e capitalizzazione individuale, autorizzato all'esercizio dalla commissione di vigilanza sui Fondi Pensione con delibera del 7 novembre 2000 ed iscritto al n. 110 del relativo Albo.

Lo scopo del Fondo è quello di garantire agli associati aventi diritto, prestazioni complementari al sistema obbligatorio pubblico, al fine di assicurare più elevati livelli di copertura previdenziale. Possono aderire al Fondo, in forma individuale, i soggetti destinatari delle forme pensionistiche di cui all'art. 9 bis del decreto sopra citato, e, su base collettiva, i destinatari di cui all'art. 2, comma 1, del medesimo decreto.

Principali attività svolte

Le principali attività svolte nel corso dell'esercizio sono relative alla raccolta dei contributi, all'investimento in strumenti finanziari ed all'erogazione delle prestazioni.

Si precisa che il recupero delle spese amministrative annue per l'anno 2007 avviene direttamente sulla posizione di ciascun iscritto mediante il disinvestimento di un numero di quote sufficiente al raggiungimento dell'importo dovuto pari ad € 15,49.

Struttura organizzativa del Fondo

Il Fondo, dal punto di vista organizzativo, si giova di alcune risorse di Banca CRFirenze, con oneri a carico della stessa.

La gestione finanziaria delle risorse, è affidata ad EURIZON CAPITAL SGR SpA.

Il servizio di banca depositaria è affidato a INTESA SANPAOLO SpA.

Criteri di valutazione

Il rendiconto annuale della fase di accumulo è stato predisposto in base alle disposizione previste dalla Commissione di Vigilanza sui Fondi Pensione. Ad integrazione, ove fosse necessario ed applicabile sono stati utilizzati i principi contabili emanati dall'Organismo Italiano di Contabilità.

Per la redazione del rendiconto annuale della fase di accumulo sono stati applicati i seguenti criteri di valutazione:

- le poste patrimoniali del presente rendiconto annuale della fase di accumulo sono iscritte al valore nominale ad eccezione degli investimenti finanziari, per i quali si è adottato il valore di mercato dell'ultimo giorno di valorizzazione dell'esercizio;
- le poste del conto economico sono esposte in rendiconto annuale della fase di accumulo secondo i principi di prudenza e di competenza economica;

- in ossequio agli orientamenti emanati dalla Commissione di Vigilanza sui fondi pensione, i contributi non vengono rilevati per competenza ma secondo il principio di cassa;
- la tassazione è stata applicata secondo le innovazioni introdotte dal Decreto Legislativo 18 febbraio 2000 n. 47, che qualificano i Fondi Pensione come soggetti cosiddetti "lordisti": pertanto non più sottoposti al prelievo alla fonte dei redditi di capitale percepiti, ma sono soggetti all'11% sul risultato netto maturato (ai fini fiscali) in ciascun periodo di imposta;
- nei conti d'ordine figurano i contributi versati nel mese di dicembre e convertiti in quote con il valore del 31 dicembre 2007. Tali contributi sono stati "girocontati" sui rispettivi conti di gestione nel mese di gennaio 2008.

Iscritti

Alla data del 31/12/2007, le posizioni erano in n. 6.459, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	152	98	250
Iscritti di età 20 - 24	139	99	238
Iscritti di età 25 - 29	285	232	517
Iscritti di età 30 - 34	468	334	802
Iscritti di età 35 - 39	575	406	981
Iscritti di età 40 - 44	598	415	1.013
Iscritti di età 45 - 49	558	350	908
Iscritti di età 50 - 54	476	319	795
Iscritti di età 55 - 59	397	205	602
Iscritti di età 60 - 64	167	72	239
Iscritti di età > 64	87	27	114
TOTALE	3.902	2.557	6.459

Investimento dei contributi

Il comparto 1 è rivolto principalmente a tutti coloro che ricercano una redditività, con un basso profilo di rischio. Tale linea di investimento investe, nella misura del 100%, in titoli di debito di natura obbligazionaria. I titoli di Stato con una duration finanziaria non superiore ad 1 anno sono presenti nella misura del 60% neutrale (min.50%, max.70%) del patrimonio in gestione ed altri titoli nella misura del 40% neutrale (min.30%, max. 50%). Gli emittenti di tali strumenti hanno un rating minimo pari all'investment grade (BBB - secondo S&P); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:
- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

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Prospetto del valore e della composizione del Patrimonio al 31/12/2007

ATTIVITA'	
Investimenti	19.939.642,27
Proventi maturati e non riscossi	
Totale Attività	**19.939.642,27**
PASSIVITA'	
Passività della gestione previdenziale	404.049,50
Passività della gestione finanziaria	611.224,06
Oneri maturati e non riscossi	46.803,62
Totale Passività	**1.062.077,18**
Attivo netto destinato alle prestazioni	**18.877.565,09**
Numero delle quote in essere	2.454.068,330
Valore unitario della quota	7,692

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COMMENTO ALLE VOCI DI RENDICONTO ANNUALE DELLA FASE DI ACCUMULO

Bilancio al 31/12/2007 comparto 1
STATO PATRIMONIALE - FASE DI ACCUMULO
Attività

	2007		2006	
10 Investimenti		19.939.642,27		15.002.354,93
a) Depositi bancari	1.035.859,58		131.731,79	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	18.621.480,40		14.576.787,68	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.				
i) Opzioni acquistate				
l) Ratei e risconti attivi	282.302,29		201.719,56	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	-		92.115,90	
20 Garanzie di risultato acquisite sulle posizioni individuali				
30 Crediti di imposta				
TOTALE ATTIVITA'		19.939.642,27		15.002.354,93

Passività

	2007		2006	
10 Passività della gestione prevvidenziale		(404.049,50)		(92.115,39)
a) Debiti della gestione previdenziale	(404.049,50)		(92.115,39)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		(611.224,06)		(170.358,01)
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(611.224,06)		(170.358,01)	
40 Debiti di imposta		(46.803,62)		(16.841,51)
TOTALE PASSIVITA'		(1.062.077,18)		(279.314,91)
100 Attivo netto destinato alle prestazioni		18.877.565,09		14.723.040,02

CONTI D'ORDINE

	2007	2006
Contributi attesi da incassare	601.868,16	627.926,89

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CONTO ECONOMICO - FASE DI ACCUMULO

	2007		2006	
10 Saldo della gestione previdenziale		**3.900.426,09**		**6.783.910,38**
a) Contributi per le prestazioni	4.759.372,56		7.248.137,00	
b) Anticipazioni	(158.630,81)		(27.555,58)	
c) Trasferimenti e riscatti	(679.955,76)		(416.965,00)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(20.359,90)		(19.706,04)	
20 Risultato della gestione finanziaria		**552.231,62**		**243.523,66**
a) Dividendi e interessi	637.600,12		383.418,44	
b) Profitti e perdite da operazioni finanziarie	(85.270,82)		(139.920,26)	
c) Altri proventi ed oneri	(97,68)		25,48	
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(251.329,02)**		**(184.497,93)**
a) Società di gestione	(251.329,02)		(184.497,93)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**4.201.328,69**		**6.842.936,11**
50 Imposta sostitutiva		(46.803,62)		(16.841,51)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		4.154.525,07		6.826.094,60

BANCA
CR FIRENZE

Stato Patrimoniale - Fase di accumulo

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività	N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
1	CCT 01/07/2013 Tv	2.471.380,22	12,39%	15	BTP 2,5% 15/06/08	514.384,36	2,58%
2	CCT 01/11/12 TV	1.921.894,00	9,64%	16	BRD 3% 11/04/2008	440.762,40	2,21%
3	CCT 1/3/14 TV	1.756.807,50	8,81%	17	BTP 01MG2008 5%	419.270,72	2,10%
4	BTP 3% 01/02/2009	1.262.097,41	6,33%	18	SPAGNA 4,9% 30/07/20	381.704,40	1,91%
5	BELGIO 3% 28/09/2008	1.025.283,38	5,14%	19	B.R.D.4,125% 07/08 E	374.850,00	1,88%
6	BRD 3,5% 13/06/2008	992.364,60	4,98%	20	BTP 5,75% 01/02/33	318.432,40	1,60%
7	BUNDESS. 3% 14/03/08	714.854,40	3,59%	21	BTPS 2,75% 06/10	316.228,62	1,59%
8	BUNDES 3,75% 12/12/0	683.770,50	3,43%	22	SPAGNA 5,15%98/09EUR	315.053,00	1,58%
9	B.R.D.4,75% 98/28DEM	632.823,40	3,17%	23	B.R.D. 4,50%99/09EUR	248.432,60	1,25%
10	SPAGNA 5% 02/12 EUR	622.082,72	3,12%	24	FRANCE 5% 25/10/2011	211.994,60	1,06%
11	BUND 3,25% 17/04/09	621.657,20	3,12%	25	FRANCE OAT 4,25% 10	198.387,00	0,99%
12	CTZ 30/06/2009	617.223,84	3,10%	26	BTP 4,25% 01/02/03-1	193.769,14	0,97%
13	BTP 4% 01/2/17	609.174,55	3,06%	27	BTPS 4% 01/02/37	149.101,75	0,75%
14	FRANCE OAT 4% 25/04/	531.436,40	2,67%	28	BELGIO 4% 28/03/2017	76.259,49	0,38%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (Duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 2,26 anni.

Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a breve/medio termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo BANCA CR FIRENZE SPA.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	30.913.821,63	225,86	0,001%
Quote di Oicr	-	-	0,000%
Totale	**30.913.821,63**	**225,86**	
VENDITE			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	26.784.030,84	176,00	0,001%
Quote di Oicr	-	-	0,000%
Totale	**26.784.030,84**	**176,00**	

Depositi bancari
La voce, pari ad € 1.035.859,58, è rappresentata dal saldo del c/c di gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 631.810,08.
I restanti € 404.049,50 rappresentano la quota parte (proporzionalmente ripartita in base al numero di quote al 31/12/2007) della liquidità confluita sui conti correnti del fondo al 31 dicembre 2007, relativa ai contributi non ancora riconciliati alla fine dell'esercizio ovvero alle somme necessarie alla liquidazione delle posizioni disinvestite a fine esercizio e in pagamento ad inizio del nuovo.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 18.621.480,40 è suddiviso in titoli di stato italiani (€ 10.549.764,37) e Titoli di stato altri UE (€ 8.071.716,03). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31/12/2007	N.	Descrizione titolo	Valore al 31/12/2007
1	CCT 01/07/2013 Tv	2.471.380,21	15	BUNDESS. 3% 14/03/08	714.854,40
2	CCT 01/11/12 TV	1.921.893,99	16	BUNDES 3,75% 12/12/0	683.770,50
3	CCT 1/3/14 TV	1.756.807,49	17	B.R.D.4,75% 98/28DEM	632.823,40
4	BTP 3% 01/02/2009	1.262.097,40	18	SPAGNA 5% 02/12 EUR	622.082,70
5	CTZ 30/06/2009	617.223,83	19	BUND 3,25% 17/04/09	621.657,20
6	BTP 4% 01/2/17	609.174,54	20	FRANCE OAT 4% 25/04/	531.436,40
7	BTP 2,5% 15/06/08	514.384,35	21	BRD 3% 11/04/2008	440.762,40
8	BTP 01MG2008 5%	419.270,71	22	SPAGNA 4,9% 30/07/20	381.704,40
9	BTP 5,75% 01/02/33	318.432,39	23	B.R.D.4,125% 07/08 E	374.850,00
10	BTPS 2,75% 06/10	316.228,61	24	SPAGNA 5,15%98/09EUR	315.053,00
11	BTP 4,25% 01/02/03-1	193.769,12	25	B.R.D. 4,50%99/09EUR	248.432,60
12	BTPS 4% 01/02/37	149.101,73	26	FRANCE 5% 25/10/2011	211.994,60
13	BELGIO 3% 28/09/2008	1.025.283,35	27	FRANCE OAT 4,25% 10/	198.387,00
14	BRD 3,5% 13/06/2008	992.364,60	28	BELGIO 4% 28/03/2017	76.259,48
				TOTALE	18.621.480,40

Ratei e risconti attivi
La voce, per totali € 282.302,29, è composta dai ratei sui titoli sopra citati, per € 280.317,49, e da ratei per interessi sul conto di gestione per € 1.984,80.

PASSIVITA'

Passività della gestione Previdenziale

Le passività della gestione previdenziale, ammontanti ad € 404.049,50, si riferiscono alla quota parte (proporzionalmente ripartita in base al n. di quote al 31/12/2007) dei contributi versati e dei debiti per prestazioni in attesa di liquidazione momentaneamente accreditati sugli appositi conti correnti comuni a tutti i comparti.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di € 611.224,06 è relativo ai debiti verso banca depositaria, per € 599.388,93 ed alle commissioni di gestione finanziaria da versare per € 11.835,13.
In particolare, i primi, si riferiscono ad una parte dei contributi pervenuti nel mese di dicembre che banca depositaria, a causa di un'anomalia procedurale, ha girocontato in gestione in data 31/12/2007 (€ 599.383,50). Gli stessi sono al netto delle commissioni su bonifici, erroneamente addebitate e complessivamente ammontanti ad € 10,50.
I restanti € 5,43 corrispondono all'imposta di bollo su c/c, addebitata a gennaio 2008.

Debiti d'imposta
Il debito di € 46.803,62 deriva dall' imposta di competenza del 2007, ed è stato versato nei termini stabiliti per legge il 18/02/2008.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 18.877.565,09 suddiviso in n. 2.454.068,330 quote da € 7,692 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre conferiti in gestione a gennaio 2008, ed ammontano ad € 601.868,16.

CONTO ECONOMICO - FASE DI ACCUMULO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 4.759.372,56, di cui € 204.122,07 per switch da altri comparti. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso del 2007 ammontano complessivamente ad € 158.630,81.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 512.863,68, switch verso altre linee di investimento per € 78.893,25, e trasferimenti verso altri fondi pensione per € 88.198,83.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 20.359,90, interamente versati a CENTROVITA Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 637.600,12, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 633.318,08 e dagli interessi su depositi bancari per € 4.282,04.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 85.270,82 è principalmente composto dalle seguenti minusvalenze:

Minus. val. su titoli di stato org. Int.li	-	55.333,02
Minus. Real. su titoli stato org. Int.li	-	29.363,19
TOTALE MINUSVALENZE	-	**84.696,21**

e dai seguenti oneri:

Altri oneri di gestione	-	155,85
Arrotondamenti		0,07
comm. neg. su tit. stato org. int.li	-	401,86
spese e bolli su tit. stato org. int.li	-	16,97
TOTALE	-	**574,61**

Altri Proventi ed Oneri
L'importo di € 97,68 si riferisce esclusivamente all'imposta di bollo sul conto corrente.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Istitutore, suddivise nella seguente tipologia:
- commissioni di gestione finanziaria calcolate come da articolo 8, comma 1, lettera b.2) del Regolamento: € 126.744,25;
- commissioni di gestione amministrativa: € 10.946,63;
- commissioni di sottoscrizione: € 113.095,92;
- commissioni di portabilità: € 542,22.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 4.201.328,69.

Imposta sostitutiva
Nell'esercizio 2007 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 46.803,62, così determinata:

BANCA CR FIRENZE

+	Patrimonio netto del fondo al 31/12/07 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	18.924.368,71
+	Prestazioni previdenziali	838.586,57
-	Contributi versati al Fondo Pensione	- 4.614.427,89
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 01 gennaio 2007	- 14.723.040,02
=	Reddito di gestione	425.487,37
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	425.487,37
	Imposta sostitutiva Lorda (11% della base imponibile)	46.803,62
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	**Imposta sostitutiva dovuta**	**46.803,62**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI

La variazione dell'attivo netto destinato alle prestazioni ammonta a € 4.154.525,07.

BANCA
CR FIRENZE

* COMPARTO 2*

NOTA INTEGRATIVA AL RENDICONTO ANNUALE DELLA FASE DI ACCUMULO 31/12/2007

INFORMAZIONI GENERALI

Per le informazioni su Fonti Istitutive, Regime, Principali attività svolte, Struttura organizzativa, Criteri di valutazione si rinvia alla Nota Integrativa del Comparto 1.

Iscritti
Alla data del 31/12/2007, le posizioni erano in n. 13.954, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	389	373	762
Iscritti di età 20 - 24	410	295	705
Iscritti di età 25 - 29	785	591	1.376
Iscritti di età 30 - 34	1.179	800	1.979
Iscritti di età 35 - 39	1.388	908	2.296
Iscritti di età 40 - 44	1.422	919	2.341
Iscritti di età 45 - 49	1.182	864	2.046
Iscritti di età 50 - 54	832	520	1.352
Iscritti di età 55 - 59	475	252	727
Iscritti di età 60 - 64	209	80	289
Iscritti di età > 64	63	18	81
TOTALE	**8.334**	**5.620**	**13.954**

Investimento dei contributi

Il comparto 2 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio. Tale linea di investimento, prevalentemente obbligazionaria, investe in titoli di debito di natura obbligazionaria nella misura dell'80% neutrale (min.65%, max.95%) ed in titoli di capitale di natura azionaria nella misura del 20% neutrale (min.5%, max.35%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

BANCA
CR FIRENZE

Prospetto del valore e della composizione del Patrimonio al 31/12/2007

ATTIVITA'	
Investimenti	34.757.627,00
Proventi maturati e non riscossi	
Totale Attività	**34.757.627,00**
PASSIVITA'	
Passività della gestione previdenziale	476.661,12
Passività della gestione finanziaria	1.137.909,94
Oneri maturati e non riscossi	18.106,09
Totale Passività	**1.632.677,15**
Attivo netto destinato alle prestazioni	**33.124.949,85**
Numero delle quote in essere	2.895.088,213
Valore unitario della quota	11,441

BANCA CR FIRENZE

COMMENTO ALLE VOCI DI RENDICONTO ANNUALE DELLA FASE DI ACCUMULO

Bilancio al 31/12/2007 comparto 2
STATO PATRIMONIALE - FASE DI ACCUMULO
Attività

	2007		2006	
10 Investimenti		**34.757.627,00**		**24.055.661,59**
a) Depositi bancari	1.630.144,94		249.774,39	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	25.765.238,25		18.134.875,11	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	6.857.446,81		5.317.339,33	
i) Opzioni acquistate				
l) Ratei e risconti attivi	475.301,91		330.240,77	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	29.495,09		23.431,99	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta				
TOTALE ATTIVITA'		**34.757.627,00**		**24.055.661,59**

Passività

	2007		2006	
10 Passività della gestione previdenziale		**(476.661,12)**		**(165.173,79)**
a) Debiti della gestione previdenziale	(476.661,12)		(165.173,79)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(1.137.909,94)**		**(18.261,50)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(1.137.909,94)		(18.261,50)	
40 Debiti di imposta		(18.106,09)		(24.368,87)
TOTALE PASSIVITA'		**(1.632.677,15)**		**(207.804,16)**
100 Attivo netto destinato alle prestazioni		**33.124.949,85**		**23.847.857,43**

CONTI D'ORDINE

	2007	2006
Contributi attesi da incassare	**1.118.031,80**	**1.138.693,14**

BANCA CR FIRENZE

CONTO ECONOMICO - FASE DI ACCUMULO

	2007		2006	
10 Saldo della gestione previdenziale		**9.365.686,97**		**10.334.501,17**
a) Contributi per le prestazioni	10.523.859,02		10.804.449,57	
b) Anticipazioni	(227.489,03)		(95.281,34)	
c) Trasferimenti e riscatti	(890.907,64)		(334.807,42)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(39.775,38)		(39.859,64)	
20 Risultato della gestione finanziaria		**423.735,14**		**395.453,28**
a) Dividendi e interessi	905.805,79		535.147,13	
b) Profitti e perdite da operazioni finanziarie	(481.972,97)		(139.782,99)	
c) Altri proventi ed oneri	(97,68)		89,14	
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(494.223,60)**		**(367.288,44)**
a) Società di gestione	(494.223,60)		(367.288,44)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**9.295.198,51**		**10.362.666,01**
50 Imposta sostitutiva		(18.106,09)		(24.368,87)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**9.277.092,42**		**10.338.297,14**

BANCA
CR FIRENZE

Stato Patrimoniale - Fase di accumulo

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
1	S.PAOLO OB.NORD AMER	3.542.947,70	10,19%
2	CCT 1/3/14 TV	2.909.273,22	8,37%
3	B.R.D.4,75% 98/28DEM	2.256.328,80	6,49%
4	BUND 3,25% 17/04/09	2.216.386,10	6,38%
5	SPAGNA 5% 02/12 EUR	2.212.423,76	6,37%
6	BTP 4% 01/2/17	2.172.882,45	6,25%
7	S.PAOLO OB.EUROPA	1.965.966,21	5,66%
8	FRANCE OAT 4% 25/04/	1.863.978,60	5,36%
9	CCT 01/07/2013 Tv	1.387.265,42	3,99%
10	SPAGNA 4,9% 30/07/20	1.338.006,60	3,85%
11	BTPS 2,75% 06/10	1.140.163,74	3,28%
12	SPAGNA 5,15%98/09EUR	1.135.207,10	3,27%
13	BTP 5,75% 01/02/33	1.111.173,20	3,20%

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
14	BTP 3% 01/02/2009	1.109.894,59	3,19%
15	CCT 01/11/12 TV	1.070.841,20	3,08%
16	B.R.D. 4,50%99/09EUR	899.185,20	2,59%
17	FRANCE 5% 25/10/2011	736.835,60	2,12%
18	S.PAOLO OB. GIAPPONE	699.484,01	2,01%
19	FRANCE OAT 4,25% 10	688.926,00	1,98%
20	BTP 4,25% 01/02/03-1	681.188,42	1,96%
21	BTPS 4% 01/02/37	549.546,45	1,58%
22	BELGIO 4% 28/03/2017	285.731,76	0,82%
23	S.PAOLO INT. OB EURO	266.192,20	0,77%
24	S.PAOLO OCEANIA	215.540,53	0,62%
25	S.PAOLO GRAN BRET	167.316,27	0,48%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (Duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 5,09 anni.

Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo BANCA CR FIRENZE SPA.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	52.032.970,55	162,06	0,000%
Quote di Oicr	3.388.010,96		0,000%
Totale	**55.420.981,51**	**162,06**	
VENDITE			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	44.038.398,71	95,91	0,000%
Quote di Oicr	1.623.092,14		0,000%
Totale	**45.661.490,85**	**95,91**	

BANCA
CR FIRENZE

Depositi bancari

La voce, complessivamente ammontante ad € 1.630.144,94, è rappresentata dal saldo del c/c di gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 1.153.483,82.

I restanti € 476.661,12 rappresentano la quota parte (proporzionalmente ripartita in base al numero di quote al 31/12/2007) della liquidità confluita sui conti correnti del fondo al 31 dicembre 2007, relativa ai contributi non ancora riconciliati alla fine dell'esercizio ovvero alle somme necessarie alla liquidazione delle posizioni disinvestite a fine esercizio e in pagamento ad inizio del nuovo.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 25.765.238,25, è suddiviso in titoli di stato italiani (€ 12.132.228,70) e Titoli di stato altri UE (€ 13.633.009,55). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31/12/2007	N.	Descrizione titolo	Valore al 31/12/2007
1	CCT 1/3/14 TV	2.909.273,23	11	BUND 3,25% 17/04/09	2.216.386,10
2	BTP 4% 01/2/17	2.172.882,45	12	SPAGNA 5% 02/12 EUR	2.212.423,76
3	CCT 01/07/2013 Tv	1.387.265,42	13	FRANCE OAT 4% 25/04/	1.863.978,60
4	BTPS 2,75% 06/10	1.140.163,74	14	SPAGNA 4,9% 30/07/20	1.338.006,60
5	BTP 5,75% 01/02/33	1.111.173,20	15	SPAGNA 5,15%98/09EUR	1.135.207,11
6	BTP 3% 01/02/2009	1.109.894,59	16	B.R.D. 4,50%99/09EUR	899.185,20
7	CCT 01/11/12 TV	1.070.841,20	17	FRANCE 5% 25/10/2011	736.835,60
8	BTP 4,25% 01/02/03-1	681.188,42	18	FRANCE OAT 4,25% 10/	688.926,01
9	BTPS 4% 01/02/37	549.546,45	19	BELGIO 4% 28/03/2017	285.731,77
10	B.R.D.4,75% 98/28DEM	2.256.328,80			
				TOTALE	25.765.238,25

Quote di OICR

Le quote di OICR, ammontanti ad € 6.857.446,81, sono costituite dai seguenti strumenti finanziari:

S.PAOLO GRAN BRET	167.316,19
S.PAOLO INT. OB EURO	266.192,20
S.PAOLO OB. GIAPPONE	699.484,01
S.PAOLO OB.EUROPA	1.965.966,18
S.PAOLO OB.NORD AMERICA	3.542.947,70
S.PAOLO OCEANIA	215.540,53
TOTALE	**6.857.446,81**

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	2.399.474,57
Quote di OICR - azioni USA	3.542.947,70
Quote di OICR - azioni Giappone	699.484,01
Quote di OICR - azioni altri OCSE	215.540,53
TOTALE	**6.857.446,81**

Ratei e risconti attivi
La voce, per totali € 475.301,91, è composta dai ratei sui titoli sopra citati, per € 470.776,60, e da ratei per interessi sul conto di gestione per € 4.525,31.

Altre attività della gestione finanziaria
L'importo di € 29.495,09 è rappresentato esclusivamente dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

PASSIVITA'

Passività della gestione previdenziale

Le passività della gestione previdenziale, ammontanti ad € 476.661,12, si riferiscono alla quota parte (proporzionalmente ripartita in base al n. di quote al 31/12/2007) riferita ai contributi versati ed ai debiti per prestazioni in attesa di liquidazione momentaneamente accreditati sugli appositi conti correnti comuni a tutti i comparti.

Passività della gestione finanziaria

Altre passività della gestione finanziaria
L'importo totale di € 1.137.909,94 è relativo ai debiti verso banca depositaria per € 1.113.033,99 e alle commissioni di gestione finanziaria da versare per € 24.875,95.
In particolare, i primi, si riferiscono ad una parte dei contributi pervenuti nel mese di dicembre che banca depositaria, a causa di un'anomalia procedurale, ha girocontato in gestione in data 31/12/2007 (€ 1.113.028,56). Gli stessi sono al netto delle commissioni su bonifici, erroneamente addebitate e complessivamente ammontanti ad € 31,50.
I restanti € 5,43 corrispondono all'imposta di bollo su c/c, addebitata a gennaio 2008.

Debiti d'imposta
Il debito di € 18.106,09 deriva dall' imposta di competenza del 2007, ed è stato versato nei termini stabiliti per legge il 18/02/2008.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 33.124.949,85 suddiviso in n. 2.895.088,213 quote da € 11,441 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre conferiti in gestione a gennaio 2008 ed ammontano ad € 1.118.031,80.

CONTO ECONOMICO - FASE DI ACCUMULO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 10.523.859,02, di cui € 427.380,64 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso dell'anno 2007, ammontano a complessivi € 227.489,03.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 466.845,72, switch verso altre linee di investimento per € 243.342,53 e trasferimenti verso altri fondi pensione per € 180.719,39.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 39.775,38, interamente versati a CENTROVITA Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 905.805,79, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 896.581,00 e dagli interessi su depositi bancari per € 9.224,79.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 481.972,97 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minus. val. su tit. stato org. Int.li	- 229.535,25
Minus. val. su quote OICR	- 288.755,29
Minusvalenze da valutazione	**- 518.290,54**
Minus. real. su titoli stato org. Int.li	- 134.415,48
Plus. real. su quote OICR	63.944,06
Minusvalenze realizzate	**- 70.471,42**
TOTALE MINUSVALENZE	**- 588.761,96**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 107.177,71.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	- 119,24
Arrotondamenti	- 0,18
comm. Neg. Su tit. stato org. Int.li	- 257,97
spese e bolli su tit. stato org. int.li	- 7,87
spese e bolli su quote OICR	- 3,46
TOTALE	**- 388,72**

Altri Proventi ed Oneri
L'importo di € 97,68 si riferisce esclusivamente all'imposta di bollo sul conto corrente.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 8, comma 1, lettera b.2) del Regolamento: € 259.134,59;
- commissioni di gestione amministrativa: € 15.426,51;
- commissioni di sottoscrizione: € 219.146,10;
- commissioni di portability: € 516,40.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 9.295.198,51.

Imposta sostitutiva
Nell'esercizio 2007 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 18.106,09, così determinata:

+	Patrimonio netto del fondo al 31/12/07 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	33.143.055,94
+	Prestazioni previdenziali	1.118.396,67
-	Contributi versati al Fondo Pensione	- 10.248.994,63
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 01 gennaio 2007	- 23.847.857,43
=	Reddito di gestione	164.600,55
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	164.600,55
	Imposta sostitutiva Lorda (11% della base imponibile)	18.106,09
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	**Imposta sostitutiva dovuta**	**18.106,09**

<u>VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI</u>
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 9.277.092,42.

* COMPARTO 3*

NOTA INTEGRATIVA AL RENDICONTO ANNUALE DELLA FASE DI ACCUMULO 31/12/2007

INFORMAZIONI GENERALI

Per le informazioni su Fonti Istitutive, Regime, Principali attività svolte, Struttura organizzativa, Criteri di valutazione si rinvia alla Nota Integrativa del Comparto 1.

Iscritti
Alla data del 31/12/2007, le posizioni erano in n. 9.143, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	380	341	721
Iscritti di età 20 - 24	429	277	706
Iscritti di età 25 - 29	712	433	1.145
Iscritti di età 30 - 34	971	642	1.613
Iscritti di età 35 - 39	1.037	604	1.641
Iscritti di età 40 - 44	949	499	1.448
Iscritti di età 45 - 49	650	354	1.004
Iscritti di età 50 - 54	362	189	551
Iscritti di età 55 - 59	161	57	218
Iscritti di età 60 - 64	61	13	74
Iscritti di età > 64	19	3	22
TOTALE	**5.731**	**3.412**	**9.143**

Investimento dei contributi
Il comparto 3 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio medio-alto. Tale linea di investimento bilanciata, investe in titoli di debito di natura obbligazionaria nella misura del 50% neutrale (min.35%, max.65%) ed in titoli di capitale di natura azionaria nella misura del 50% neutrale (min.35%, max.65%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:
- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

BANCA
CR FIRENZE

Prospetto del valore e della composizione del Patrimonio al 31/12/2007

ATTIVITA'	
Investimenti	23.602.396,58
Proventi maturati e non riscossi	24.617,82
Totale Attività	**23.627.014,40**
PASSIVITA'	
Passività della gestione previdenziale	331.422,80
Passività della gestione finanziaria	917.546,92
Oneri maturati e non riscossi	
Totale Passività	**1.248.969,72**
Attivo netto destinato alle prestazioni	**22.378.044,68**
Numero delle quote in essere	2.012.956,819
Valore unitario della quota	11,117

COMMENTO ALLE VOCI DI RENDICONTO ANNUALE DELLA FASE DI ACCUMULO

Bilancio al 31/12/2007 comparto 3
STATO PATRIMONIALE - FASE DI ACCUMULO
Attività

	2007		2006	
10 Investimenti		**23.602.396,58**		**16.856.032,10**
a) Depositi bancari	1.258.909,63		203.374,93	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	10.738.293,92		7.693.212,50	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R.	11.355.983,00		8.780.317,94	
i) Opzioni acquistate				
l) Ratei e risconti attivi	199.246,87		140.745,80	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	49.963,16		38.380,93	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta		**24.617,82**		
TOTALE ATTIVITA'		**23.627.014,40**		**16.856.032,10**

Passività

	2007		2006	
10 Passività della gestione previdenziale		**(331.422,80)**		**(116.511,08)**
a) Debiti della gestione previdenziale	(331.422,80)		(116.511,08)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(917.546,92)**		**(14.217,13)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(917.546,92)		(14.217,13)	
40 Debiti di imposta		-		(49.851,53)
TOTALE PASSIVITA'		**(1.248.969,72)**		**(180.579,74)**
100 Attivo netto destinato alle prestazioni		**22.378.044,68**		**16.675.452,36**

CONTI D'ORDINE

	2007	2006
Contributi attesi da incassare	**903.208,08**	**682.580,22**

BANCA
CR FIRENZE

CONTO ECONOMICO - FASE DI ACCUMULO

	2007		2006	
10 Saldo della gestione previdenziale		6.057.124,37		7.945.683,61
a) Contributi per le prestazioni	6.948.112,92		8.057.960,02	
b) Anticipazioni	(129.277,51)		(10.330,60)	
c) Trasferimenti e riscatti	(739.986,12)		(83.401,09)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(21.724,92)		(18.544,72)	
20 Risultato della gestione finanziaria		(24.899,27)		585.317,39
a) Dividendi e interessi	387.856,64		225.012,62	
b) Profitti e perdite da operazioni finanziarie	(412.658,23)		360.228,04	
c) Altri proventi ed oneri	(97,68)		76,73	
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		(354.250,60)		(237.227,07)
a) Società di gestione	(354.250,60)		(237.227,07)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		5.677.974,50		8.293.773,93
50 Imposta sostitutiva		24.617,82		(49.851,53)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		5.702.592,32		8.243.922,40

BANCA CR FIRENZE

Stato Patrimoniale - Fase di accumulo

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
1	S.PAOLO OB.NORD AMER	5.858.596,24	24,80%
2	S.PAOLO OB.EUROPA	3.246.584,98	13,74%
3	CCT 1/3/14 TV	1.205.671,89	5,10%
4	S.PAOLO OB. GIAPPONE	1.155.981,43	4,89%
5	B.R.D.4,75% 98/28DEM	913.853,60	3,87%
6	SPAGNA 5% 02/12 EUR	899.023,20	3,81%
7	BUND 3,25% 17/04/09	897.839,30	3,80%
8	BTP 4% 01/2/17	879.705,61	3,72%
9	FRANCE OAT 4% 25/04/	792.215,60	3,35%
10	CCT 01/07/2013 Tv	584.217,42	2,47%
11	SPAGNA 4,9% 30/07/20	568.474,20	2,41%
12	BTPS 2,75% 06/10	484.497,06	2,05%
13	SPAGNA 5,15%98/09EUR	481.726,20	2,04%

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
14	BTP 5,75% 01/02/33	472.081,60	2,00%
15	BTP 3% 01/02/2009	471.433,41	2,00%
16	CCT 01/11/12 TV	454.630,80	1,92%
17	S.PAOLO INT. OB EURO	450.245,27	1,91%
18	B.R.D. 4,50%99/09EUR	382.204,00	1,62%
19	S.PAOLO OCEANIA	361.520,19	1,53%
20	FRANCE 5% 25/10/2011	312.846,40	1,32%
21	FRANCE OAT 4,25% 10	293.139,00	1,24%
22	BTP 4,25% 01/02/03-1	289.654,90	1,23%
23	S.PAOLO GRAN BRET	283.054,89	1,20%
24	BTPS 4% 01/02/37	233.450,74	0,99%
25	BELGIO 4% 28/03/2017	121.629,06	0,51%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (Duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 5,08 anni.

Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo BANCA CR FIRENZE SPA.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	22.489.363,45	59,98	0,000%
Quote di Oicr	4.921.684,95		0,000%
Totale	**27.411.048,40**	**59,98**	

VENDITE			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	19.295.972,60	50,45	0,000%
Quote di Oicr	1.900.175,32		0,000%
Totale	**21.196.147,92**	**50,45**	

BANCA CR FIRENZE

Depositi bancari
La voce, complessivamente ammontante ad € 1.258.909,63, è rappresentata dal saldo del c/c di gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 927.486,83.
I restanti € 331.422,80 rappresentano la quota parte (proporzionalmente ripartita in base al numero di quote al 31/12/2007) della liquidità confluita sui conti correnti del fondo al 31 dicembre 2007, relativa ai contributi non ancora riconciliati alla fine dell'esercizio ovvero alle somme necessarie alla liquidazione delle posizioni disinvestite a fine esercizio e in pagamento ad inizio del nuovo.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 10.738.293,92, è suddiviso in titoli di stato italiani (€ 5.075.343,59) e Titoli di stato altri UE (€ 5.662.950,33). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N	Descrizione titolo	Valore al 31/12/2007	N	Descrizione titolo	Valore al 31/12/2007
1	CCT 1/3/14 TV	1.205.671,91	11	SPAGNA 5% 02/12 EUR	899.023,18
2	BTP 4% 01/2/17	879.705,63	12	BUND 3,25% 17/04/09	897.839,28
3	CCT 01/07/2013 Tv	584.217,44	13	FRANCE OAT 4% 25/04/	792.215,58
4	BTPS 2,75% 06/10	484.497,08	14	SPAGNA 4,9% 30/07/20	568.474,18
5	BTP 5,75% 01/02/33	472.081,61	15	SPAGNA 5,15%98/09EUR	481.726,18
6	BTP 3% 01/02/2009	471.433,42	16	B.R.D. 4,50%99/09EUR	382.203,98
7	CCT 01/11/12 TV	454.630,82	17	FRANCE 5% 25/10/2011	312.846,37
8	BTP 4,25% 01/02/03-1	289.654,92	18	FRANCE OAT 4,25% 10/	293.138,97
9	BTPS 4% 01/02/37	233.450,76	19	BELGIO 4% 28/03/2017	121.629,03
10	B.R.D.4,75% 98/28DEM	913.853,58			
				TOTALE	10.738.293,92

Quote di OICR
Le quote di OICR, ammontanti ad € 11.355.983,00, sono costituite dai seguenti strumenti finanziari:

S.PAOLO OB.NORD AMER	5.858.596,24
S.PAOLO OB.EUROPA	3.246.584,98
S.PAOLO OB. GIAPPONE	1.155.981,43
S.PAOLO INT. OB EURO	450.245,27
S.PAOLO OCEANIA	361.520,19
S.PAOLO GRAN BRET	283.054,89
TOTALE	11.355.983,00

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	3.979.885,14
Quote di OICR - azioni USA	5.858.596,24
Quote di OICR - azioni Giappone	1.155.981,43
Quote di OICR - azioni altri OCSE	361.520,19
TOTALE	11.355.983,00

Ratei e risconti attivi
La voce, per totali € 199.246,87, è composta dai ratei sui titoli sopra citati, per € 195.843,63, e da ratei per interessi sul conto di gestione per € 3.403,24.

Altre attività della gestione Finanziaria
L'importo di € 49.963,16 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

Crediti d'imposta
La gestione finanziaria ha prodotto un risultato negativo, generando così un credito d'imposta pari ad € 24.617,82, che sarà portato in diminuzione dell'imposta da versare per l'esercizio 2008.

PASSIVITA'

Passività della gestione previdenziale

Le passività della gestione previdenziale, ammontanti ad € 331.422,80, si riferiscono alla quota parte (proporzionalmente ripartita in base al n. di quote al 31/12/2007) riferita ai contributi versati ed ai debiti per prestazioni in attesa di liquidazione momentaneamente accreditati sugli appositi conti correnti comuni a tutti i comparti.

Passività della gestione finanziaria

Altre passività della gestione finanziaria
L'importo totale di € 917.546,92 è relativo ai debiti verso banca depositaria per € 898.903,53 e alle commissioni di gestione finanziaria da versare per € 18.643,39.
In particolare, i primi, si riferiscono ad una parte dei contributi pervenuti nel mese di dicembre che banca depositaria, a causa di un'anomalia procedurale, ha girocontato in gestione in data 31/12/2007 (€ 898.898,10).
I restanti € 5,43 corrispondono all'imposta di bollo su c/c, addebitata a gennaio 2008.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 22.378.044,68 suddiviso in n. 2.012.956,819 quote da € 11,117 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre conferiti in gestione a gennaio 2008 ed ammontano ad € 903.208,08.

BANCA CR FIRENZE

CONTO ECONOMICO - FASE DI ACCUMULO

Saldo della gestione previdenziale

Contributi per le prestazioni

I contributi incassati nel corso dell'anno ammontano a totali € 6.948.112,92, di cui € 161.037,15 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni

Le anticipazioni erogate nel corso dell'anno 2007, ammontano a complessivi € 129.277,51.

Trasferimenti e Riscatti

Nel corso dell'esercizio sono stati effettuati riscatti per totali € 99.374,15, switch verso altre linee di investimento per € 477.638,98 e trasferimenti ad altre forme di previdenza per € 162.972,99.

Premi per le Prestazioni accessorie

I premi per le prestazioni accessorie ammontano a € 21.724,92, interamente versati a CENTROVITA Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi

La voce, complessivamente ammontante ad € 387.856,64, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 381.624,61 e dagli interessi su depositi bancari per € 6.232,03.

Profitti e perdite da operazioni finanziarie

L'importo negativo di € 412.658,23 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	- 95.139,55
Minusv. val. su quote OICR	- 486.661,33
Minusvalenze da valutazione	**- 581.800,88**
Minusv. R. su titoli stato org. Int.li	- 53.059,45
Plusv. R. su quote OICR	40.816,76
Minusvalenza realizzata	**- 12.242,69**
TOTALE MINUSVALENZE	**- 594.043,57**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 181.601,18.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	- 90,44
Arrotondamenti	- 0,03
Comm. Neg. Su tit. stato org. Int.li	- 110,43
Spese e bolli su tit. stato org. int.li	- 11,90
Spese e bolli su quote OICR	- 3,04
TOTALE	**- 215,84**

Altri Proventi ed Oneri
L'importo di € 97,68 si riferisce esclusivamente all'imposta di bollo sul conto corrente.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 8, comma 1, lettera b.2) del Regolamento: € 198.899,18;
- commissioni di gestione amministrativa: € 7.881,37;
- commissioni di sottoscrizione: € 146.953,65;
- commissioni di portability: € 516,40.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 5.677.974,50.

Imposta sostitutiva
Nell'esercizio 2007 la gestione reddituale negativa del Fondo ha prodotto un credito d'imposta totale di € 24.617,82, così determinata:

+	Patrimonio netto del fondo al 31/12/07 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio	22.353.426,86
+	Prestazioni previdenziali	869.263,63
-	Contributi versati al Fondo Pensione	- 6.771.036,58
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)	
-	Redditi esenti o comunque non soggetti ad imposta	
-	patrimonio netto del fondo al 01 gennaio 2007	- 16.675.452,36
=	Reddito di gestione	- 223.798,45
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	
	Base Imponibile	- 223.798,45
	Imposta sostitutiva Lorda (11% della base imponibile)	- 24.617,82
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)	-
=	**Imposta sostitutiva dovuta**	**- 24.617,82**

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 5.702.592,32.

BANCA
CR FIRENZE

* COMPARTO 4*

NOTA INTEGRATIVA AL RENDICONTO ANNUALE DELLA FASE DI ACCUMULO 31/12/2007

INFORMAZIONI GENERALI

Per le informazioni su Fonti Istitutive, Regime, Principali attività svolte, Struttura organizzativa, Criteri di valutazione si rinvia alla Nota Integrativa del Comparto 1.

Iscritti

Alla data del 31/12/2007, le posizioni erano in n. 4.007, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	335	259	594
Iscritti di età 20 - 24	244	152	396
Iscritti di età 25 - 29	359	223	582
Iscritti di età 30 - 34	485	252	737
Iscritti di età 35 - 39	443	216	659
Iscritti di età 40 - 44	369	136	505
Iscritti di età 45 - 49	219	73	292
Iscritti di età 50 - 54	115	35	150
Iscritti di età 55 - 59	53	15	68
Iscritti di età 60 - 64	15	2	17
Iscritti di età > 64	3	4	7
TOTALE	**2.640**	**1.367**	**4.007**

Investimento dei contributi

Il comparto 4 è rivolto principalmente a tutti coloro che ricercano una redditività con un profilo di rischio alto. Tale linea di investimento prevalentemente azionaria, investe in titoli di debito di natura obbligazionaria nella misura del 30% neutrale (min.15%, max.45%) ed in titoli di capitale di natura azionaria nella misura del 70% neutrale (min.55%, max.85%); il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

BANCA CR FIRENZE

Prospetto del valore e della composizione del Patrimonio al 31/12/2007

ATTIVITA'	
Investimenti	10.274.550,23
Proventi maturati e non riscossi	23.672,83
Totale Attività	**10.298.223,06**
PASSIVITA'	
Passività della gestione previdenziale	149.322,80
Passività della gestione finanziaria	387.529,71
Oneri maturati e non riscossi	
Totale Passività	**536.852,51**
Attivo netto destinato alle prestazioni	**9.761.370,55**
Numero delle quote in essere	906.939,138
Valore unitario della quota	10,762

BANCA CR FIRENZE

COMMENTO ALLE VOCI DI RENDICONTO ANNUALE DELLA FASE DI ACCUMULO

Bilancio al 31/12/2007 comparto 4
STATO PATRIMONIALE - FASE DI ACCUMULO
Attività

	2007		2006	
10 Investimenti		**10.274.550,23**		**7.161.433,74**
a) Depositi bancari	535.559,70		85.905,08	
b) Crediti per operazioni pronti contro termine				
c) Titoli emessi da Stati o da Organismi internazionali	2.756.629,67		1.890.474,30	
d) Titoli di debito quotati				
e) Titoli di capitale quotati				
f) Titoli di debito non quotati				
g) Titoli di capitale non quotati				
h) Quote di O.I.C.R	6.900.276,83		5.128.051,04	
i) Opzioni acquistate				
l) Ratei e risconti attivi	51.864,14		34.552,21	
m) Garanzie di risultato rilasciate al fondo pensione				
n) Altre Attività di gestione finanziaria	30.219,89		22.451,11	
20 Garanzie di risultato acquisite sulle posizioni individuali		-		-
30 Crediti di imposta		**23.672,83**		
TOTALE ATTIVITA'		**10.298.223,06**		**7.161.433,74**

Passività

	2007		2006	
10 Passività della gestione previdenziale		**(149.322,80)**		**(57.699,19)**
a) Debiti della gestione previdenziale	(149.322,80)		(57.699,19)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		-		-
30 Passività della gestione finanziaria		**(387.529,71)**		**(7.239,97)**
a) Debiti per operazioni pronti contro termine				
b) Opzioni emesse				
c) Ratei e risconti passivi				
d) Altre passività della gestione finanziaria	(387.529,71)		(7.239,97)	
40 Debiti di imposta		-		(27.987,98)
TOTALE PASSIVITA'		**(536.852,51)**		**(92.927,14)**
100 Attivo netto destinato alle prestazioni		**9.761.370,55**		**7.068.506,60**

CONTI D'ORDINE

	2007	2006
Contributi attesi da incassare	**375.604,03**	**300.304,90**

BANCA
CR FIRENZE

CONTO ECONOMICO - FASE DI ACCUMULO

	2007		2006	
10 Saldo della gestione previdenziale		**2.952.958,48**		**3.120.618,29**
a) Contributi per le prestazioni	3.240.959,64		3.223.611,08	
b) Anticipazioni	(10.840,54)			
c) Trasferimenti e riscatti	(265.542,29)		(93.175,57)	
d) Trasformazioni in rendita				
e) Erogazioni in conto capitale				
f) Premi per prestazioni accessorie	(11.618,33)		(9.817,22)	
20 Risultato della gestione finanziaria		**(112.555,81)**		**322.426,96**
a) Dividendi e interessi	99.224,44		56.351,63	
b) Profitti e perdite da operazioni finanziarie	(211.682,57)		266.050,77	
c) Altri proventi ed oneri	(97,68)		24,56	
d) Proventi e oneri per operazioni pronti c/termine				
e) Differenziale su garanzie di risultato rilasciate al fondo pensione				
30 Oneri di gestione		**(171.211,55)**		**(110.378,94)**
a) Società di gestione	(171.211,55)		(110.378,94)	
40 Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)		**2.669.191,12**		**3.332.666,31**
50 Imposta sostitutiva		23.672,83		(27.987,98)
VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**2.692.863,95**		**3.304.678,33**

Stato Patrimoniale - Fase di accumulo

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
1	S.PAOLO OB.NORD AMER	3.561.317,04	34,58%
2	S.PAOLO OB.EUROPA	1.974.141,23	19,17%
3	S.PAOLO OB. GIAPPONE	708.893,51	6,88%
4	CCT 1/3/14 TV	313.213,68	3,04%
5	S.PAOLO INT. OB EURO	269.720,22	2,62%
6	B.R.D.4,75% 98/28DEM	238.572,40	2,32%
7	SPAGNA 5% 02/12 EUR	234.572,72	2,28%
8	BUND 3,25% 17/04/09	233.616,40	2,27%
9	BTP 4% 01/2/17	229.279,87	2,23%
10	S.PAOLO OCEANIA	216.581,73	2,10%
11	FRANCE OAT 4% 25/04/	200.523,40	1,95%
12	S.PAOLO GRAN BRET	169.623,27	1,65%
13	CCT 01/07/2013 Tv	150.571,50	1,46%

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
14	SPAGNA 4,9% 30/07/20	143.904,60	1,40%
15	BTPS 2,75% 06/10	122.816,62	1,19%
16	SPAGNA 5,15%98/09EUR	121.956,00	1,18%
17	BTP 5,75% 01/02/33	119.133,80	1,16%
18	BTP 3% 01/02/2009	118.599,60	1,15%
19	CCT 01/11/12 TV	117.421,20	1,14%
20	B.R.D. 4,50%99/09EUR	96.556,80	0,94%
21	FRANCE 5% 25/10/2011	79.240,70	0,77%
22	FRANCE OAT 4,25% 10	74.025,00	0,72%
23	BTP 4,25% 01/02/03-1	73.911,94	0,72%
24	BTPS 4% 01/02/37	58.788,69	0,57%
25	BELGIO 4% 28/03/2017	29.924,61	0,29%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (Duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 5,07 anni.

Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a medio-lungo termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo BANCA CR FIRENZE SPA.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	5.941.872,86	19,41	0,00%
Quote di Oicr	3.079.986,33		0,00%
Totale	9.021.859,19	19,41	

VENDITE			
Tipologia	Volumi	Commissioni	%
Titoli di Stato o Org. int	5.038.527,40	32,12	0,00%
Quote di Oicr	1.024.607,42		0,00%
Totale	6.063.134,82	32,12	

Depositi bancari

La voce, complessivamente ammontante ad € 535.559,70, è rappresentata dal saldo del c/c di gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 386.236,90.

I restanti € 149.322,80 rappresentano la quota parte (proporzionalmente ripartita in base al numero di quote al 31/12/2007) della liquidità confluita sui conti correnti del fondo al 31 dicembre 2007, relativa ai contributi non ancora riconciliati alla fine dell'esercizio ovvero alle somme necessarie alla liquidazione delle posizioni disinvestite a fine esercizio e in pagamento ad inizio del nuovo.

Titoli emessi da Stati o da Organismi internazionali.

L'ammontare totale di € 2.756.629,67, è suddiviso in titoli di stato italiani (€ 1.303.737,05) e Titoli di stato altri UE (€ 1.452.892,62). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31/12/2007
1	BTP 5,75% 01/02/33	119.133,82
2	BTP 4,25% 01/02/03-1	73.911,96
3	BTPS 2,75% 06/10	122.816,64
4	BTPS 4% 01/02/37	58.788,71
5	CCT 01/11/12 TV	117.421,22
6	BTP 3% 01/02/2009	118.599,61
7	CCT 01/07/2013 Tv	150.571,51
8	BTP 4% 01/2/17	229.279,89
9	CCT 1/3/14 TV	313.213,69
10	BELGIO 4% 28/03/2017	29.924,60

N.	Descrizione titolo	Valore al 31/12/2007
11	B.R.D.4,75% 98/28DEM	238.572,40
12	B.R.D. 4,50%99/09EUR	96.556,80
13	BUND 3,25% 17/04/09	233.616,40
14	SPAGNA 5,15%98/09EUR	121.956,00
15	SPAGNA 4,9% 30/07/20	143.904,60
16	SPAGNA 5% 02/12 EUR	234.572,72
17	FRANCE 5% 25/10/2011	79.240,70
18	FRANCE OAT 4% 25/04/	200.523,40
19	FRANCE OAT 4,25% 10/	74.025,00
	TOTALE	2.756.629,67

Quote di OICR

Le quote di OICR, ammontanti ad € 6.900.276,83, sono costituite dai seguenti strumenti finanziari:

S.PAOLO OB.NORD AMER	3.561.317,00
S.PAOLO OB.EUROPA	1.974.141,21
S.PAOLO OB. GIAPPONE	708.893,51
S.PAOLO INT. OB EURO	269.720,21
S.PAOLO OCEANIA	216.581,70
S.PAOLO GRAN BRET	169.623,20
TOTALE	6.900.276,83

la cui ripartizione geografica risulta essere la seguente:

Quote di OICR - azioni altri UE	2.413.484,72
Quote di OICR - azioni USA	3.561.317,04
Quote di OICR - azioni Giappone	708.893,51
Quote di OICR - azioni altri OCSE	216.581,56
TOTALE	6.900.276,83

Ratei e risconti attivi
La voce, per totali € 51.864,14, è composta dai ratei sui titoli sopra citati, per € 50.290,49, e da ratei per interessi sul conto di gestione per € 1.573,65.

Altre attività della gestione Finanziaria
L'importo di € 30.219,89 è esclusivamente rappresentato dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

Crediti d'imposta
La gestione finanziaria ha prodotto un risultato negativo, generando così un credito d'imposta pari ad € 23.672,83, che sarà portato in diminuzione dell'imposta da versare per l'esercizio 2008.

PASSIVITA'

Passività della gestione previdenziale

Le passività della gestione previdenziale, ammontanti ad € 149.322,80, si riferiscono alla quota parte (proporzionalmente ripartita in base al n. di quote al 31/12/2007) riferita ai contributi versati ed ai debiti per prestazioni in attesa di liquidazione momentaneamente accreditati sugli appositi conti correnti comuni a tutti i comparti.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di € 387.529,71 è relativo ai debiti verso banca depositaria per € 377.782,26 e alle commissioni di gestione finanziaria da versare per € 9.747,45.
In particolare, i primi, si riferiscono ad una parte dei contributi pervenuti nel mese di dicembre che banca depositaria, a causa di un'anomalia procedurale, ha girocontato in gestione in data 31/12/2007 (€ 377.776,83).
I restanti € 5,43 corrispondono all'imposta di bollo su c/c, addebitata a gennaio 2008.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 9.761.370,55 suddiviso in n. 906.939,138 quote da € 10,762 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre conferiti in gestione a gennaio 2008 ed ammontano ad € 375.604,03.

CONTO ECONOMICO - FASE DI ACCUMULO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 3.240.959,64, di cui € 47.402,00 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Anticipazioni
Le anticipazioni erogate nel corso del 2007 ammontano complessivamente ad € 10.840,54.

Trasferimenti e Riscatti
Nel corso dell'esercizio sono stati effettuati riscatti per totali € 69.602,20, switch verso altre linee di investimento per € 131.208,90 e trasferimenti verso altre forme di previdenza per € 64.731,19.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 11.618,33, interamente versati a CENTROVITA Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 99.224,44, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 96.326,97 e dagli interessi su depositi bancari per € 2.897,47.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 211.682,57 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minusv. val. su tit. stato org. Int.li	- 23.461,32
Minusv. val. su quote OICR	- 307.808,83
Minusvalenza da valutazione	**- 331.270,15**
Minusv. R. su titoli stato org. Int.li	- 13.677,24
Minusv. R. su quote OICR	24.655,88
Minusvalenze realizzate	**10.978,64**
TOTALE MINUSVALENZE	**- 320.291,51**

BANCA CR FIRENZE

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 108.742,05.

La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-	33,52
comm. neg. Su tit. stato org. Int.li	-	51,53
spese e bolli su tit. stato org. int.li	-	44,85
spese e bolli su quote OICR	-	3,21
TOTALE	-	133,11

Altri Proventi ed Oneri
L'importo di € 97,68 si riferisce esclusivamente all'imposta di bollo sul conto corrente.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 8, comma 1, lettera b.2) del Regolamento: € 102.651,79;
- commissioni di gestione amministrativa: € 2.958,59;
- commissioni di sottoscrizione: € 65.420,43;
- commissioni di portability: € 180,74.

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 2.669.191,12.

Imposta sostitutiva
Nell'esercizio 2007 la gestione reddituale negativa del Fondo ha prodotto un credito d'imposta totale di € 23.672,83, così determinata:

+	Patrimonio netto del fondo al 31/12/07 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio		9.737.697,72
+	Prestazioni previdenziali		276.382,83
-	Contributi versati al Fondo Pensione	-	3.160.781,55
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)		
-	Redditi esenti o comunque non soggetti ad imposta		
-	patrimonio netto del fondo al 01 gennaio 2007	-	7.068.506,60
=	Reddito di gestione	-	215.207,60
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)		
	Base Imponibile	-	215.207,60
	Imposta sostitutiva Lorda (11% della base imponibile)	-	23.672,83
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)		-
=	Imposta sostitutiva dovuta	-	23.672,83

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 2.692.863,95.

* COMPARTO 5*

NOTA INTEGRATIVA AL RENDICONTO ANNUALE DELLA FASE DI ACCUMULO 31/12/2007

INFORMAZIONI GENERALI

Per le informazioni su Fonti Istitutive, Regime, Principali attività svolte, Struttura organizzativa, Criteri di valutazione si rinvia alla Nota Integrativa del Comparto 1.

Iscritti

Alla data del 31/12/2007, le posizioni erano in n. 2.191, ripartite come segue:

CLASSI DI ETA'	MASCHI	FEMMINE	TOTALE
Iscritti di età < 20	38	17	55
Iscritti di età 20 - 24	133	44	177
Iscritti di età 25 - 29	190	62	252
Iscritti di età 30 - 34	262	95	357
Iscritti di età 35 - 39	251	95	346
Iscritti di età 40 - 44	233	95	328
Iscritti di età 45 - 49	204	75	279
Iscritti di età 50 - 54	143	90	233
Iscritti di età 55 - 59	71	38	109
Iscritti di età 60 - 64	32	6	38
Iscritti di età > 64	10	7	17
TOTALE	1.567	624	2.191

Investimento dei contributi

Il comparto 5 è rivolto principalmente a tutti coloro che ricercano un rendimento minimo garantito (pari al 1,5% sulla contribuzione su base annua). Tale linea di investimento, prevalentemente obbligazionaria, investe in titoli di capitale di natura azionaria entro il limite massimo del 20%; il periodo di permanenza minimo per poter effettuare il trasferimento ad altra linea di gestione è di 12 mesi.

E' prevista ai sensi del Decreto del Ministero del Tesoro n. 703/96, la possibilità di:

- investire in parti di OICR sia nazionali, sia esteri;
- investire in quote di fondi chiusi;
- effettuare operazioni in contratti derivati;
- detenere liquidità.

BANCA
CR FIRENZE

Prospetto del valore e della composizione del Patrimonio al 31/12/2007

ATTIVITA'	
Investimenti	833.861,23
Proventi maturati e non riscossi	
Totale Attività	**833.861,23**
PASSIVITA'	
Passività della gestione previdenziale	13.324,55
Passività della gestione finanziaria	1.051,64
Oneri maturati e non riscossi	402,41
Totale Passività	**14.778,60**
Attivo netto destinato alle prestazioni	**819.082,63**
Numero delle quote in essere	80.929,055
Valore unitario della quota	10,120

BANCA
CR FIRENZE

COMMENTO ALLE VOCI DI RENDICONTO ANNUALE DELLA FASE DI ACCUMULO

Si precisa che i seguenti schemi non riportano il dato comparativo del 2006, in quanto il presente Comparto è operativo solo dal 1° luglio 2007

Bilancio al 31/12/2007 comparto 5
STATO PATRIMONIALE - FASE DI ACCUMULO
Attività

	2007	
10 Investimenti		**833.443,11**
a) Depositi bancari	145.279,95	
b) Crediti per operazioni pronti contro termine		
c) Titoli emessi da Stati o da Organismi internazionali	665.938,66	
d) Titoli di debito quotati		
e) Titoli di capitale quotati		
f) Titoli di debito non quotati		
g) Titoli di capitale non quotati		
h) Quote di O.I.C.R.	15.575,13	
i) Opzioni acquistate		
l) Ratei e risconti attivi	6.564,82	
m) Garanzie di risultato rilasciate al fondo pensione		
n) Altre Attività di gestione finanziaria	84,55	
20 Garanzie di risultato acquisite sulle posizioni individuali		**418,12**
30 Crediti di imposta		
TOTALE ATTIVITA'		**833.861,23**

Passività

10 Passività della gestione previdenziale		**(13.324,55)**
a) Debiti della gestione previdenziale	(13.324,55)	
20 Garanzie di risultato riconosciute sulle posizioni individuali		**(418,12)**
30 Passività della gestione finanziaria		**(633,52)**
a) Debiti per operazioni pronti contro termine		
b) Opzioni emesse		
c) Ratei e risconti passivi		
d) Altre passività della gestione finanziaria	(633,52)	
40 Debiti di imposta		(402,41)
TOTALE PASSIVITA'		**(14.778,60)**
100 Attivo netto destinato alle prestazioni		**819.082,63**

CONTI D'ORDINE

Contributi attesi da incassare	**245.281,46**

BANCA CR FIRENZE

CONTO ECONOMICO - FASE DI ACCUMULO

		01/07/2007 - 31/12/2007	
10	**Saldo della gestione previdenziale**		**829.518,48**
	a) Contributi per le prestazioni	829.550,24	
	b) Anticipazioni		
	c) Trasferimenti e riscatti		
	d) Trasformazioni in rendita		
	e) Erogazioni in conto capitale		
	f) Premi per prestazioni accessorie	(31,76)	
20	**Risultato della gestione finanziaria**		**5.219,37**
	a) Dividendi e interessi	6.058,56	
	b) Profitti e perdite da operazioni finanziarie	(765,39)	
	c) Altri proventi ed oneri	(73,80)	
	d) Proventi e oneri per operazioni pronti c/termine		
	e) Differenziale su garanzie di risultato rilasciate al fondo pensione		
30	**Oneri di gestione**		**(15.252,81)**
	a) Società di gestione	(15.252,81)	
40	**Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva (10)+(20)+(30)**		**819.485,04**
50	**Imposta sostitutiva**		(402,41)
	VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI (40)+(50)		**819.082,63**

Stato Patrimoniale - Fase di accumulo

ATTIVITA'

Investimenti

Nel prospetto sottostante è riportata l'indicazione nominativa dei titoli che sono detenuti in portafoglio, ordinati per valore decrescente dell'investimento, con l'indicazione dell'incidenza percentuale sul totale delle attività:

N.	Descrizione titolo	Valore al 31/12/2007	% sulle attività
1	CCT 01/11/2011 TV	318.090,48	38,15%
2	BTPS 4% 15/04/2012	174.095,68	20,88%
3	BTPS 4,50% 08/10	103.679,80	12,43%
4	BUNDES 2,5% 10/08/20	70.072,70	8,40%
5	S.PAOLO INT. OB EURO	15.575,13	1,87%

Tutti gli strumenti presenti nel portafoglio sono denominati in Euro.

In relazione alla durata media finanziaria (Duration modificata) dei titoli di debito compresi nel portafoglio, con riferimento al loro insieme, si segnala che essa è pari a 1,78 anni.

Il portafoglio obbligazionario è investito in titoli di Stato area Euro con scadenza a breve- medio termine.

Non si segnalano investimenti in titoli emessi da soggetti appartenenti al gruppo BANCA CR FIRENZE SPA.

Volumi intermediati e relative commissioni di negoziazione:

ACQUISTI			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	1.787.564,69		0,000%
Quote di Oicr	137.382,10		0,000%
Totale	**1.924.946,79**	-	
VENDITE			
Tipologia	**Volumi**	**Commissioni**	**%**
Titoli di Stato o Org. int	1.122.244,01		0,000%
Quote di Oicr	120.348,63		0,000%
Totale	**1.242.592,64**	**0,00**	

Depositi bancari

La voce, complessivamente ammontante ad € 145.279,95, è rappresentata dal saldo del c/c di gestione (utilizzato come conto di appoggio per l'investimento dei contributi appena citati) per € 131.955,40.

I restanti € 13.324,55 rappresentano la quota parte (proporzionalmente ripartita in base al numero di quote al 31/12/2007) della liquidità confluita sui conti correnti del fondo al 31 dicembre 2007, relativa ai contributi non ancora riconciliati alla fine dell'esercizio ovvero alle somme necessarie alla liquidazione delle posizioni disinvestite a fine esercizio e in pagamento ad inizio del nuovo.

Titoli emessi da Stati o da Organismi internazionali.
L'ammontare totale di € 665.938,66, è suddiviso in titoli di stato italiani (€ 595.865,96) e Titoli di stato altri UE (€ 70.072,70). Nella tabella sottostante ne viene riportato l'elenco nominativo:

N.	Descrizione titolo	Valore al 31/12/2007
1	CCT 01/11/2011 TV	318.090,48
2	BTPS 4% 15/04/2012	174.095,68
3	BTPS 4,50% 08/10	103.679,80
4	BUNDES 2,5% 10/08/20	70.072,70
	TOTALE	665.938,66

Quote di OICR
Le quote di OICR, ammontanti ad € 15.575,13, sono esclusivamente rappresentate dal titolo S.PAOLO INT. OB EURO, geograficamente rientrante nell'area UE.

Ratei e risconti attivi
La voce, per totali € 6.564,82, è composta dai ratei sui titoli sopra citati, per € 6.061,27, e da ratei per interessi sul conto di gestione per € 503,55.

Altre attività della gestione Finanziaria
L'importo di € 84,55 è rappresentato esclusivamente dal credito verso il gestore finanziario per le commissioni retrocesse non ancora liquidate.

Garanzie di risultato acquisite sulle posizioni individuali
La voce evidenzia l'onere a carico della compagnia di assicurazione (EURIZON VITA SpA) al fine di garantire, alle singole posizioni individuali, il rendimento minimo indicato nel regolamento del fondo. Tale importo ammonta ad € 418,12.

PASSIVITA'

Passività della gestione previdenziale

Le passività della gestione previdenziale, ammontanti ad € 13.324,55, si riferiscono alla quota parte (proporzionalmente ripartita in base al n. di quote al 31/12/2007) riferita ai contributi versati ed ai debiti per prestazioni in attesa di liquidazione momentaneamente accreditati sugli appositi conti correnti comuni a tutti i comparti

Garanzie di risultato riconosciute sulle posizioni individuali
La voce evidenzia l'onere a carico della compagnia di assicurazione (EURIZON VITA SpA) al fine di garantire, alle singole posizioni individuali, il rendimento minimo indicato nel regolamento del fondo. Tale importo ammonta ad € 418,12.

Passività della gestione finanziaria

Altre passività della Gestione Finanziaria
L'importo totale di € 633,52 è relativo alle commissioni di gestione finanziaria da versare per € 615,07 e all'imposta di bollo su c/c, addebitata a gennaio 2008, per € 18,45.

Debiti d'imposta
Il debito di € 402,41 deriva dall' imposta di competenza del 2007, ed è stato versato nei termini stabiliti per legge il 18/02/2008.

Attivo netto
L'*Attivo netto destinato alle prestazioni* è pari a € 819.082,63 suddiviso in n. 80.929,055 quote da € 10,120 ciascuna.

CONTI D'ORDINE

Contributi attesi da incassare
Sono relativi ai contributi del mese di dicembre conferiti in gestione a gennaio 2008 ed ammontano ad € 245.281,46.

CONTO ECONOMICO - FASE DI ACCUMULO

Saldo della gestione previdenziale

Contributi per le prestazioni
I contributi incassati nel corso dell'anno ammontano a totali € 829.550,24, di cui € 91.141,80 rappresentati da switch da altre linee di investimento. L'importo è comprensivo delle commissioni di sottoscrizione, di gestione amministrativa e dei premi per le prestazioni accessorie.

Premi per le Prestazioni accessorie
I premi per le prestazioni accessorie ammontano a € 31,76, interamente versati a CENTROVITA Assicurazioni.

Risultato della gestione finanziaria

Dividendi ed interessi
La voce, complessivamente ammontante ad € 6.058,56, è composta dagli interessi su titoli di Stato ed Organismi Internazionali per € 5.493,74 e dagli interessi su depositi bancari per € 564,82.

Profitti e perdite da operazioni finanziarie
L'importo negativo di € 765,39 è principalmente composto dalle seguenti plusvalenze e minusvalenze:

Minus. val. su tit. stato org. Int.li	-	2.599,01
Minus. val. su quote OICR	-	240,47
Minusvalenze da valutazione	-	**2.839,48**
Plus. real. su titoli stato org. Int.li		3.216,99
Minus. real. su quote OICR	-	1.217,57
Plusvalenze realizzate		**1.999,42**
TOTALE MINUSVALENZE	-	**840,06**

e dalla retrocessione delle commissioni su quote di Fondi comuni per € 84,55.
La voce è inoltre composta dai seguenti importi:

Altri oneri di gestione	-	5,67
Arrotondamenti		0,15
spese e bolli su tit. stato org. int.li	-	0,77
spese e bolli su quote OICR	-	3,59
TOTALE	-	9,88

Altri Proventi ed Oneri
L'importo di € 73,80 si riferisce esclusivamente all'imposta di bollo sul conto corrente.

Oneri di Gestione

Società di Gestione
La voce è esclusivamente costituita dalle commissioni dovute all'Istitutore, suddivise nella seguente tipologia:

- commissioni di gestione finanziaria calcolate come da articolo 8, comma 1, lettera b.2) del Regolamento: € 1.560,95;
- commissioni di sottoscrizione: € 13.691,86;

Variazione attivo netto destinato alle prestazioni ante imposta sostitutiva
Tale variazione ammonta a € 819.485,04.

Imposta sostitutiva
Nell'esercizio 2007 la gestione reddituale del Fondo ha prodotto un'imposta totale di € 402,41, così determinata:

+	Patrimonio netto del fondo al 31/12/07 al lordo dell'imposta sostitutiva e del risultato negativo del precedente esercizio		819.485,04
+	Prestazioni previdenziali		-
-	Contributi versati al Fondo Pensione	-	815.826,62
-	Redditi assoggettati a ritenuta d'acconto o ad imposta sostitutiva (con esclusione dei proventi da OICR italiani o da fondi Lussemburghesi storici)		-
-	Redditi esenti o comunque non soggetti ad imposta		
-	patrimonio netto del fondo al 01 gennaio 2007		
=	Reddito di gestione		3.658,42
+	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)		
	Base Imponibile		3.658,42
	Imposta sostitutiva Lorda (11% della base imponibile)		402,43
-	Credito d'imposta (15% dei proventi OICR italiani o da fondi Lussemburghesi storici)		-
=	Imposta sostitutiva dovuta		402,42

VARIAZIONE ATTIVO NETTO DESTINATO ALLE PRESTAZIONI
La variazione dell'attivo netto destinato alle prestazioni ammonta a € 819.082,63.

ELENCO DEGLI IMMOBILI DI PROPRIETA' ALLA DATA DI CHIUSURA DELL'ESERCIZIO

Ubicazione *(importi in euro)*	*Valore lordo dell'immobile al 31 dicembre 2007*	*Rettifiche di valore complessive*	*Valore di bilancio dell'immobile al 31 dicembre 2007*
Firenze Piazza Acciaioli 1	1.088.955,24	401.759,68	687.195,56
Firenze Piazza Beccaria 1r	2.879.891,56	912.608,56	1.967.283,00
Firenze Piazza Brunelleschi 10	6.148.063,87	2.326.794,39	3.821.269,48
Firenze Piazza Brunelleschi 18	252.431,36	81.828,20	170.603,16
Firenze Piazza Brunelleschi 19	308.581,89	100.029,97	208.551,92
Firenze Piazza Brunelleschi Snc	82.960,00	7.453,36	75.506,64
Firenze Piazza Dalmazia 37 R	2.571.730,41	919.811,65	1.651.918,76
Firenze Piazza Puccini 2 R	2.284.808,29	809.865,05	1.474.943,24
Firenze Piazza Puccini Snc	26.226,70	9.296,22	16.930,48
Firenze Piazzale Di Porta Al Prato 42	1.766.466,87	660.402,27	1.106.064,60
Firenze Via Aretina Snc	375.998,12	64.542,32	311.455,80
Firenze Via Bufalini 27 R	3.258.049,08	1.184.578,16	2.073.470,92
Firenze Via Bufalini 6	76.318.653,99	29.342.239,27	46.976.414,72
Firenze Via De Sanctis 48	2.928.490,90	982.787,02	1.945.703,88
Firenze Via De Sanctis 50	259.348,35	87.036,03	172.312,32
Firenze Via De Sanctis 56	376.789,12	126.448,56	250.340,56
Firenze Via De Sanctis Snc	257.215,35	86.320,19	170.895,16
Firenze Via Degli Speziali 14-16	4.205.346,47	1.116.673,83	3.088.672,64
Firenze Via Dei Pucci 1	7.858.558,71	2.076.030,27	5.782.528,44
Firenze Via Dei Servi 17/19	851.210,86	262.447,78	588.763,08
Firenze Via Del Castellaccio 36	617.054,46	200.024,58	417.029,88
Firenze Via Del Castellaccio 40	1.799.954,36	583.473,72	1.216.480,64
Firenze Via Del Gelsomino 101 D	500.582,11	156.736,27	343.845,84
Firenze Via Del Parione 19 R	3.940.262,34	1.054.511,34	2.885.751,00
Firenze Via Dello Statuto 7	1.112.777,91	431.393,67	681.384,24
Firenze Via Faccioli 43	2.376.051,44	1.151.021,12	1.225.030,32
Firenze Via Faccioli Snc	61.940,84	30.005,72	31.935,12
Firenze Via G.P.Orsini 96	390.848,27	141.505,87	249.342,40
Firenze Via Luigi Alamanni 11	361.183,46	117.926,50	243.256,96
Firenze Via Madonna Della Tosse 9	319.954,32	89.662,32	230.292,00
Firenze Via Martiri Del Popolo 39 R	1.634.437,26	775.643,06	858.794,20
Firenze Via Masaccio 43	667.947,73	156.105,13	511.842,60
Firenze Via Mugello 23	1.387.721,46	491.312,02	896.409,44
Firenze Via Santa Caterina D'alessandria 14	2.338.619,98	763.250,02	1.575.369,96
Firenze Viale Amendola Snc	36.504,00	3.066,32	33.437,68
Firenze Viale Dei Mille 76	1.553.631,13	505.932,89	1.047.698,24
Firenze Viale Duse 24-Bd	560.197,00	196.439,48	363.757,52
Firenze Viale Europa N.Ri 179-181-183	1.118.953,89	423.055,65	695.898,24
Firenze Viale Europa 11	125.431,54	38.520,26	86.911,28
Firenze Viale Europa 13	4.213.338,83	1.293.923,47	2.919.415,36
Arcidosso Corso Toscana 46	386.222,10	131.206,70	255.015,40
Arezzo Di Rigutino Ovest 91	610.001,79	317.965,39	292.036,40
Arezzo Via Isonzo 43	5.209,23	2.629,91	2.579,32
Arezzo Via Roma 4	5.129.581,52	1.910.392,84	3.219.188,68
Arezzo Via Vittorio Veneto 43	831.726,28	280.485,12	551.241,16
Bagno A Ripoli Piazza Umberto I 12	977.723,45	458.469,69	519.253,76
Bagno A Ripoli Via F.Lli Orsi 2	1.187.258,71	595.516,55	591.742,16
Bagno A Ripoli Via Peruzzi 30-38	657.050,01	231.001,41	426.048,60
Barberino Di Mugello Piazza Betti 1	821.585,18	278.487,34	543.097,84

Barberino Di Mugello Via San Francesco 2	239.912,45	33.256,45	206.656,00
Barberino Val D'elsa Marcialla, Piazza Brandi 15 F	137.103,74	45.294,18	91.809,56
Barberino Val D'elsa Via Cassia 61	473.158,33	222.866,93	250.291,40
Barga Via Pascoli 38	318.336,66	116.785,94	201.550,72
Bucine Via Roma 37	178.550,74	62.182,62	116.368,12
Campi Bisenzio Pistoiese 375	923.318,19	387.693,83	535.624,36
Campi Bisenzio S.S.325 Val Di Setta Ang.Via Delle Ville	2.607.399,84	1.178.647,52	1.428.752,32
Campi Bisenzio Via Rucellai 4	282.101,03	97.067,07	185.033,96
Campi Bisenzio Via Rucellai Snc	1.383.612,95	476.082,19	907.530,76
Camposanto Via Roma 12	289.431,67	142.183,27	147.248,40
Cascina Viale Comaschi 1	1.251.363,77	501.533,49	749.830,28
Castel Del Piano Via Orazio Imberciadori 1	400.306,32	129.574,16	270.732,16
Castel Focognano Rassina - Piazza Mazzini 57	177.863,92	62.488,76	115.375,16
Castel San Niccolo' Via Roma 29 T	301.794,37	116.072,61	185.721,76
Castelfiorentino Piazza Cavour 19r	1.000.988,00	329.416,08	671.571,92
Castelfranco Di Sopra Piazza Vittorio Emanuele 18	363.160,94	152.667,46	210.493,48
Castell'azzara Piazza Martiri Della Niccioleta 5	236.091,81	77.621,65	158.470,16
Castelnuovo Berardenga Via Chiantigiana 1	171.791,87	50.682,11	121.109,76
Castiglion Fiorentino Corso Italia 28 A	798.264,10	431.481,78	366.782,32
Castiglione Della Pescaia Via Roma 1	2.052.016,35	799.813,83	1.252.202,52
Cavezzo Piazza Matteotti 22	434.048,66	228.558,50	205.490,16
Certaldo Via Ii Giugno 7	1.188.983,77	488.982,94	700.000,83
Civitella In Val Di Chiana Via Dante Alighieri 21	783.326,29	354.124,73	429.201,56
Colle Di Val D'elsa Piazza Arnolfo 33	1.234.170,44	404.077,64	830.092,80
Concordia Sulla Secchia Piazza Della Repubblica 15	443.897,35	192.309,09	251.588,26
Cortona Piazza Signorelli 7	793.858,26	273.441,58	520.416,68
Cortona Piazza Xxv Aprile 9/C	92.624,85	26.184,89	66.439,96
Cortona S.S. Del Niccone 2	124.649,16	43.253,88	81.395,28
Cortona Via Xx Settembre 27	326.315,70	105.546,38	220.769,32
Cortona Viale Regina Elena 13	227.045,25	84.220,93	142.824,32
Dicomano Via Dante Alighieri 6	232.899,05	81.525,69	151.373,36
Fiesole P.Za Garibaldi 24	1.738.087,18	655.879,34	1.082.207,84
Fiesole Via Faentina 264	1.312.604,78	687.481,50	625.123,28
Figline Valdarno P.Zza Marsilio Ficino 33	1.641.650,33	633.003,37	1.008.646,96
Figline Valdarno Via Iv Novembre 7/8	466.838,00	160.771,40	306.066,60
Finale Emilia Loc. Massa Finalese P.Zza Caduti Per La 2	860.099,28	392.815,50	467.283,78
Firenzuola Corso Villani 54	461.656,66	159.987,70	301.668,96
Foiano Della Chiana Corso Vittorio Emanuele 34	725.544,71	310.634,91	414.909,80
Follonica Via Litoranea 87	1.330.776,17	496.699,81	834.076,36
Fucecchio Piazza Montanelli 27	1.433.414,84	539.240,76	894.174,08
Gavorrano Via Marconi 88	275.380,52	112.843,88	162.536,64
Greve Via Matteotti 1	432.213,94	149.967,54	282.246,40
Grosseto Piazza Fratelli Rosselli 8	7.701.523,88	3.248.037,96	4.453.485,92
Grosseto Via Senese 2	1.323.163,35	492.625,11	830.538,24
Impruneta Via Montebuoni 200	667.667,56	261.691,28	405.976,28
Incisa Valdarno Viale Xx Settembre 38	337.731,84	181.539,84	156.192,00
Lastra A Signa Piazza Firenze 1	905.256,21	339.429,84	565.826,37
Lastra A Signa Piazza Firenze Snc	147.308,56	55.234,01	92.074,55
Livorno Via Dei Fulgidi	1.175,60	353,20	822,40
Livorno Via Dei Fulgidi 12-14	1.629.115,67	489.449,15	1.139.666,52
Londa Via Roma 73	342.658,04	119.519,32	223.138,72
Marradi Via Talenti 17	227.761,11	85.299,31	142.461,80
Medolla Via Roma 232	381.954,50	125.127,44	256.827,06

Mirandola Piazza Matteotti 2	7.868.627,56	2.395.300,11	5.473.327,45
Mirandola Piazza Matteotti Snc	612.126,01	0,00	612.126,01
Mirandola San Martino Spino - Via Valli 505	309.096,71	116.767,12	192.329,59
Mirandola Via Agnini 37	497.096,88	92.360,83	404.736,05
Modena Via Vignolese 64	189.207,58	52.613,98	136.593,60
Modena Via Vignolese 70	739.216,25	205.557,91	533.658,34
Montaione Piazza Cavour	815.499,63	523.616,39	291.883,24
Monte Argentario Piazza Dei Rioni 5	1.821.631,64	718.938,92	1.102.692,72
Monte San Savino Via Della Pace 25	466.535,75	175.294,27	291.241,48
Montecatini Terme Via Iv Novembre	2.625.780,89	576.126,89	2.049.654,00
Montelupo Fiorentino Piazza Della Liberta' 3	818.472,47	292.312,67	526.159,80
Montemignaio Via Piave 46	121.838,91	41.976,39	79.862,52
Monteriggioni Via Berrettini 42	715.712,96	286.271,40	429.441,56
Montevarchi Via Poggio Bracciolini 41	20.010,94	9.814,50	10.196,44
Montevarchi Via Roma 38	3.232.361,76	1.585.329,84	1.647.031,92
Palazzuolo Sul Senio Via Roma 19	157.906,10	61.014,50	96.891,60
Perugia Corso Vannucci 63	436.785,72	127.604,92	309.180,80
Perugia Via M. Angeloni 43 B	5.126.304,52	2.587.006,00	2.539.298,52
Pian Di Sco' Via Roma 1	349.793,12	131.348,96	218.444,16
Pietrasanta Piazza Carducci 6	624.912,39	257.011,87	367.900,52
Pieve Santo Stefano Piazza Logge Del Grano 3	413.835,66	179.923,06	233.912,60
Pisa Via Malagoli Snc	221.297,00	57.114,60	164.182,40
Pisa Via Matteucci Snc	1.495.296,25	385.921,89	1.109.374,36
Poggibonsi Largo Gramsci 15	1.742.814,58	715.797,14	1.027.017,44
Pomarance Piazza Sant'anna 2	252.887,61	101.925,85	150.961,76
Pontassieve Piazza Cairoli 2	19.484,21	7.649,85	11.834,36
Pontassieve Piazza Cairoli 2 A	1.750.636,34	687.330,90	1.063.305,44
Pontassieve Via G. Montanelli Snc	1.353,07	531,23	821,84
Pontassieve Via Piana 13 E	200.264,70	73.713,86	126.550,84
Portoferraio Piazza Cavour 62	859.380,89	346.362,67	513.018,22
Portoferraio Via Prov.Le Marciana 82,84	200.704,51	42.121,55	158.582,96
Prato Via Mozza Sul Gorone 5	819.445,87	202.659,67	616.786,20
Prato Viale Montegrappa 302	1.336.001,66	340.871,06	995.130,60
Prato Viale Montegrappa 302/H	929.624,96	237.186,96	692.438,00
Prato Viale Montegrappa Snc	281.652,87	71.861,71	209.791,16
Rapolano Terme Via Provinciale Sud 35	356.515,10	123.281,66	233.233,44
Reggello Via Dante Alighieri 20	533.541,11	205.455,59	328.085,52
Roccastrada Piazza Gramsci 21/25	382.909,90	192.445,98	190.463,92
Rufina Via Piave 28 C	504.403,42	175.188,62	329.214,80
San Casciano In Val Di Pesa Piazza Delle Erbe 1	673.603,83	256.923,19	416.680,64
San Casciano In Val Di Pesa Via Mattoncetti 16	1.248.919,11	694.692,71	554.226,40
San Felice Sul Panaro Corso Mazzini 21	259.483,78	101.085,62	158.398,16
San Gimignano Piazza Della Cisterna 2-2/A	820.210,07	261.189,67	559.020,40
San Giovanni Valdarno Corso Italia E Via Alberti	2.265.651,79	1.029.538,75	1.236.113,04
San Marcello Pistoiese Via P. Leopoldo 33	313.494,26	116.036,90	197.457,36
San Piero A Sieve Via Provinciale 18/A	245.864,37	91.125,85	154.738,52
Sansepolcro Via Xx Settembre 82 A	913.086,79	318.017,67	595.069,12
Santa Croce Sull'arno Via Basili	98.607,32	25.433,52	73.173,80
Santa Croce Sull'arno Via Basili Snc	1.947.330,28	502.247,71	1.445.082,57
Scandicci Via Del Botteghino 162	1.351.283,04	253.562,60	1.097.720,44
Scandicci Via Di Sollicciano 10	336.652,97	62.107,33	274.545,64
Scarperia Viale Kennedy	1.068.914,33	476.341,45	592.572,88
Sestino Via Roma 5	226.241,85	69.542,33	156.699,52

Sesto Fiorentino Via Cavallotti 69	2.388.656,11	785.335,59	1.603.320,52
Siena Piazza Tolomei 11	6.329.568,70	2.247.837,14	4.081.731,56
Siena Via Massetana Romana 2	1.221.063,52	251.902,04	969.161,48
Signa Piazza Ciampi 1	784.940,87	285.858,03	499.082,84
Sinalunga Viale Trieste 39	588.241,62	216.272,14	371.969,48
Sorano Piazza Pietro Busatti 2	13.009,72	4.737,16	8.272,56
Sorano Piazza Pietro Busatti 3	187.627,98	68.320,10	119.307,88
Stia Piazza Tanucci 70	327.801,64	107.926,48	219.875,16
Subbiano Viale Europa 24	1.631.571,73	873.479,93	758.091,80
Tavarnelle Val Di Pesa Via Roma 85	514.754,88	290.594,64	224.160,24
Torrita Di Siena Via Mazzini 12	882.117,82	387.059,86	495.057,96
Viareggio Piazza Dante Ang.Via Verdi 6-8	893.554,48	343.101,28	550.453,20
Viareggio Via S. Francesco Snc	11.705.863,55	7.785.553,07	3.920.310,48
Vicchio Piazza Giotto 10	246.485,04	79.901,84	166.583,20
Volterra Via Matteotti 3	694.601,63	221.880,83	472.720,80
Castelfranco di Sotto Piazza XX Settembre (in leasing)	490.634,05	66.971,55	423.662,50
Deruta Via Tiberina 250 (in leasing)	215.878,98	29.467,48	186.411,50
Firenze Via B. da Montelupo 66 (in leasing)	352.223,61	40.681,83	311.541,78
Firenze Piazza della Signoria 20r (in leasing)	2.169.448,98	296.129,79	1.873.319,19
TOTALE IMMOBILI AD USO FUNZIONALE (IAS 16)	**276.893.852,50**	**104.786.354,89**	**172.107.497,61**
Firenze Piazza Brunelleschi 19	2.315.675,00	0,00	2.315.675,00
Firenze Piazza Brunelleschi 20	412.072,00	0,00	412.072,00
Firenze Piazza Brunelleschi Snc	363.012,00	0,00	363.012,00
Firenze Piazza Puccini 3	439.597,00	0,00	439.597,00
Firenze Piazza Puccini Snc	31.056,00	0,00	31.056,00
Firenze Piazza S.Maria Nuova 1	426.740,00	0,00	426.740,00
Firenze Piazzale Di Porta Al Prato 44	511.889,00	0,00	511.889,00
Firenze Via Bufalini 8 R	181.630,00	0,00	181.630,00
Firenze Via Castellaccio 10	2.158.818,00	0,00	2.158.818,00
Firenze Via Castellaccio 2	1.792.631,00	0,00	1.792.631,00
Firenze Via De Servi 36r	620.250,00	0,00	620.250,00
Firenze Via Dei Medici 2	629.790,00	0,00	629.790,00
Firenze Via Dei Servi 10	327.360,00	0,00	327.360,00
Firenze Via Dei Servi 30 R	2.529.164,00	0,00	2.529.164,00
Firenze Via Dei Servi 32/R	153.516,00	0,00	153.516,00
Firenze Via Dei Servi 42/44	483.795,00	0,00	483.795,00
Firenze Via Dei Servi 46/R	139.563,00	0,00	139.563,00
Firenze Via Dei Servi 8	343.672,00	0,00	343.672,00
Firenze Via Del Castellaccio 10	27.946,00	0,00	27.946,00
Firenze Via Del Castellaccio 10r	25.894,00	0,00	25.894,00
Firenze Via Del Castellaccio 14r	380.443,00	0,00	380.443,00
Firenze Via Del Castellaccio 40	2.938.173,00	0,00	2.938.173,00
Firenze Via Del Castellaccio 42/44	260.256,00	0,00	260.256,00
Firenze Via Del Castellaccio 6r	350.946,00	0,00	350.946,00
Firenze Via Del Pian Dei Giullari 30	22.792,00	0,00	22.792,00
Firenze Via Del Pian Dei Giullari 32	185.416,00	0,00	185.416,00
Firenze Via Fra' Bartolommeo 37a/R	48.600,00	0,00	48.600,00
Firenze Via Fra' Bartolommeo 39r	52.200,00	0,00	52.200,00
Firenze Via Giovanni Fabroni 21/A	187.950,00	0,00	187.950,00
Firenze Via Lorenzo Di Credi 2	1.033.480,00	0,00	1.033.480,00

Firenze Via Luigi Alamanni 11	79.196,00	0,00	79.196,00
Firenze Via Monalda 1	2.500.251,00	0,00	2.500.251,00
Firenze Via Monalda 15 R	1.883.478,00	0,00	1.883.478,00
Firenze Via Pian Dei Giullari 36/B	2.687.320,00	0,00	2.687.320,00
Firenze Via Pier Capponi 89	679.894,00	0,00	679.894,00
Firenze Via Santa Caterina D'alessandria 16	304.304,00	0,00	304.304,00
Firenze Viale Dei Mille 78	1.152.293,00	0,00	1.152.293,00
Firenze Viale Dei Mille 93	488.752,00	0,00	488.752,00
Arcidosso Corso Toscana 48	146.755,00	0,00	146.755,00
Arezzo Di Rigutino Ovest 91	7.656,00	0,00	7.656,00
Arezzo Via Madonna Del Prato	208.896,00	0,00	208.896,00
Arezzo Via Madonna Del Prato 65	399.085,00	0,00	399.085,00
Arezzo Via Roma 2	1.747.178,00	0,00	1.747.178,00
Aulla Piazza Mazzini 27	129.611,00	0,00	129.611,00
Campi Bisenzio Piazza Matteucci	376.353,00	0,00	376.353,00
Campi Bisenzio Via Rucellai 4	476.905,00	0,00	476.905,00
Camposanto Via Roma Snc	57.874,00	0,00	57.874,00
Carrara Via Groppini	801.920,00	0,00	801.920,00
Carrara Via Groppini 7	136.847,00	0,00	136.847,00
Castel Focognano Rassina - Corso Vittorio Emanuele 1/A	208.582,00	0,00	208.582,00
Castel Focognano Rassina - Corso Vittorio Emanuele 3	20.825,00	0,00	20.825,00
Castel San Niccolo' Via Lungo Il Solaino Snc	15.225,00	0,00	15.225,00
Castel San Niccolo' Via Roma 31	117.468,00	0,00	117.468,00
Castelfiorentino Via Ridolfi 2	266.736,00	0,00	266.736,00
Castelnuovo Val Di Cecina Via Della Repubblica 58	76.830,00	0,00	76.830,00
Certaldo Via Camillo Cavour 18	345.100,00	0,00	345.100,00
Concordia Sulla Secchia Piazza Della Repubblica 13	140.100,00	0,00	140.100,00
Cortona S.S. Del Niccone 8	70.070,00	0,00	70.070,00
Dicomano Via Dante Alighieri	1.100,00	0,00	1.100,00
Fiesole Via Gramsci 4	1.900.934,00	0,00	1.900.934,00
Finale Emilia Loc. Massa Finalese P.Zza Caduti Per La 7	404.932,00	0,00	404.932,00
Finale Emilia Loc. Massa Finalese P.Zza Caduti Per La Snc	23.876,00	0,00	23.876,00
Firenzuola Corso Villani 60	149.650,00	0,00	149.650,00
Isola Del Giglio Via Dell Asilo 12	723.336,00	0,00	723.336,00
Marradi Via Razzi 2	40.147,00	0,00	40.147,00
Marradi Via Talenti 13	54.281,00	0,00	54.281,00
Marradi Via Talenti 15	371.772,00	0,00	371.772,00
Marradi Via Talenti 19	16.798,00	0,00	16.798,00
Marradi Via Talenti 21	186.742,00	0,00	186.742,00
Mirandola San Martino Spino - Via Valli 261	155.834,00	0,00	155.834,00
Mirandola Via Pedoca 1	153.168,00	0,00	153.168,00
Palazzuolo Sul Senio Via Xxiv Settembre 3	127.857,00	0,00	127.857,00
Palazzuolo Sul Senio Via Xxiv Settembre 5	16.484,00	0,00	16.484,00
Perugia Via Angeloni 43 D	531.000,00	0,00	531.000,00
Perugia Via Angeloni 43 E	87.264,00	0,00	87.264,00
Pisa Via Emilia	288.284,00	0,00	288.284,00
Pisa Via Fiorentina	64.311,00	0,00	64.311,00
Poggibonsi Via Borgo Marturi 1	513.129,00	0,00	513.129,00
Pomarance Piazza Sant'anna Snc	83.232,00	0,00	83.232,00
Portoferraio Piazzale Pietri 1	823.347,00	0,00	823.347,00

Portoferraio Via Prov.Le Marciana 82,84	188.100,00	0,00	188.100,00
Roma Via Della Magnetite 39	765.840,00	0,00	765.840,00
Roma Via Donizetti 20	393.456,00	0,00	393.456,00
Roma Via Mecenate 27	269.600,00	0,00	269.600,00
San Casciano In Val Di Pesa Via Dei Fossi 23cd	455.366,00	0,00	455.366,00
San Felice Sul Panaro Corso Mazzini 19	222.900,00	0,00	222.900,00
San Marcello Pistoiese Via P. Leopoldo 39	186.252,00	0,00	186.252,00
Siena Via Del Termine 32	5.911.709,00	0,00	5.911.709,00
Signa Nannucci 1	249.984,00	0,00	249.984,00
Signa S. Mauro A Signa - P Za Ciampi	221.664,00	0,00	221.664,00
Sinalunga Piazza Della Stazione	684.128,00	0,00	684.128,00
Sorano Piazza Pietro Busatti 2	138.970,00	0,00	138.970,00
Stia Piazza Tanucci 70c	110.740,00	0,00	110.740,00
TOTALE IMMOBILI AD USO INVESTIMENTO (IAS 40)	**51.416.017,00**	**-**	**51.416.017,00**
TOTALE COMPLESSIVO	**328.309.869,50**	**104.786.354,89**	**223.523.514,61**

Elenco dei servizi forniti dalla società di revisione e dalle entità appartenenti alla rete della società di revisione (informativa resa ai sensi dell'art. 149 - duodecies del Regolamento Emittenti Consob)

Nell'anno 2007 la società di revisione PricewaterhouseCoopers SpA ha svolto, per conto del nostro Gruppo, i servizi di seguito dettagliati:

Tipologia di servizi	Soggetto che ha erogato il servizio	Destinatario	Compensi (migliaia di euro)
Revisione contabile	Revisore della capogruppo	Capogruppo	189
		Società controllate	391
Servizi di attestazione	Revisore della capogruppo	Capogruppo	47
		Società controllate	31
Altri servizi	Rete del revisore della capogruppo	Capogruppo	27
Servizi di consulenza fiscale			

BANCA
CR FIRENZE

Firenze, 3 marzo 2008

Attestazione del bilancio d'esercizio ai sensi dell'art. 81-ter del Regolamento Consob n. 11971 del 14 maggio 1999 e successive modifiche e integrazioni

1. I sottoscritti Aureliano Benedetti, in qualità di Presidente del Consiglio di Amministrazione ed Egidio Mancini, in qualità di Dirigente preposto alla redazione dei documenti contabili societari di Banca CR Firenze S.p.A. attestano, tenuto conto di quanto previsto dall'art. 154 bis, commi 3 e 4, del decreto legislativo 24 febbraio 1998, n. 58:

   "l'adeguatezza in relazione alle caratteristiche dell'impresa e l'effettiva applicazione delle procedure amministrative e contabili per la formazione del bilancio d'esercizio nel corso dell'esercizio 2007."

2. Il modello di riferimento.

   La valutazione dell'adeguatezza delle procedure amministrative e contabili per la formazione del bilancio d'esercizio e consolidato al 31 dicembre 2007 si è basata su di un Modello definito da Banca CR Firenze S.p.A., come indicato nella Relazione sulla Gestione individuale, nel capitolo "5 – Altre Informazioni" al paragrafo "Legge 262/05 – Art. 154 bis del TUF: Modello di riferimento - Approccio del Gruppo Banca CR Firenze", in coerenza con il framework "Internal Control – Integrated Framework", emesso dal Committee of Sponsoring Organizations of the Treadway Commission e il framework "Control Objectives for IT and related technology", emesso da IT Gevernaqnce Institute, per la componente dei sistemi IT, che rappresentano standard di riferimento per il sistema di controllo interno generalmente accettati a livello internazionale.

3. Si attesta, inoltre, che il bilancio d'esercizio al 31 dicembre 2007:
   a. corrisponde alle risultanze dei libri e delle scritture contabili;
   b. redatto in conformità agli International Financial Standards adottati dall'Unione Europea nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005, è a quanto consta idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

FIRME

Aureliano Benedetti ____________________
Presidente del Consiglio di Amministrazione

Egidio Mancini ____________________
Dirigente preposto alla redazione dei documenti contabili societari

GRUPPO
BANCA CR FIRENZE

NETWORK TERRITORIALE DELLA CAPOGRUPPO (Aree, Filiali Retail, Centri Imprese, Centri Private e Spazi Finanziari operativi al 31 dicembre 2007)

DIREZIONE GENERALE	Via M. Bufalini, 6 - Firenze

AREE

Area Firenze	Via S. Egidio, 14 - Firenze
Area Roma	Via Paisiello, 12 - Roma
Area Toscana Sud	Largo Cosimini, 10 - Grosseto
Area Toscana Ovest	Via Pievano Rolando, 6 - Empoli (FI)
Area Toscana Nord	Viale Montegrappa, 302/g/h - Prato
Area Toscana Est	Via Roma, 36 - Montevarchi (AR)
Area Perugia	S.S. Tiberina 3bis, Cerbara (PG)
Area Bologna	Via Farini, 12 - Bologna

FILIALI

FERRARA

Filiale di Ferrara	Via De Pisis, 49

FIRENZE E PROVINCIA

Filiale di Firenze	Via Bufalini 4
Filiale di Firenze - Sportello C.C.I.A.A	Piazza dei Giudici 3
Filiale di Firenze - Sportello I.U.E.	Via della Badia dei Roccettini
Filiale di Firenze - Sportello Commiliter	Via Cavour 39
Filiale di Antella	Via Ubaldino Peruzzi 36
Filiale n.25 di Firenze	Viale Europa 27/ a-b
Filiale di Galluzzo	Piazza Acciaioli 1/2 r
Filiale di Grassina	Piazza Umberto I 12
Filiale di Impruneta	Viale della Libertà 1
Filiale Agraria	Piazza Signoria 20 r
Filiale n.7 di Firenze	Via degli Alfani 79 r
Filiale n.9 di Firenze	Via dei Mille 26 r
Filiale n.10 di Firenze	Via F. De Sanctis 48/50
Filiale n.12 di Firenze	Via dei Bardi 50 / 52 r
Filiale n.13 di Firenze	Via Baldovini 4 r
Filiale n.14 di Firenze	Via Tornabuoni 23 r ang. Via del Parione 1 r
Filiale n.15 di Firenze	Piazza degli Ottaviani 13 r
Filiale n.16 di Firenze	Via degli Speziali 14/16 r
Filiale di Bagno a Ripoli	Via F.lli Orsi 4/6
Filiale n.17 di Firenze	Via Martiri del Popolo 35/39 r
Filiale n.20 di Firenze	Via del Gelsomino 101 b
Filiale di Tavarnuzze	Via Montebuoni 200
Filiale n.22 di Firenze	Viale E.Duse 24/a
Filiale n.24 di Firenze	Via Aretina 265/a
Filiale n.38 di Firenze	Viale Europa 181/183
Filiale n.40 di Firenze	Piazza delle Cure 17/18 r
Filiale n.41 di Firenze	Piazza Gualfredotto da Miliano 19 r
Filiale n.43 di Firenze (sportello Filiale n.22 di Firenze)	Via Comparetti 32/34
Filiale n.44 di Firenze	Via degli Artisti 8
Filiale di Ponte a Ema	Via Chiantigiana 60 /r

Filiale n.34 di Firenze	Via Masaccio 41/ 43
Filiale n.37 di Firenze	Via Cento Stelle 24 b
Filiale n. 45 di Firenze	Via Martelli 15 r
Filiale n.1 di Firenze	Viale Matteotti 20
Filiale n.2 di Firenze	Via de' Serragli 126
Filiale n.3 di Firenze	Via della Cernaia 82
Filiale n.4 di Firenze	Piazza Dalmazia 37 r
Filiale n.5 di Firenze	Via Gioberti 163 r
Filiale n.6 di Firenze	Via Nazionale 93/95 r
Filiale n.8 di Firenze	Via il Prato 109 r
Filiale n.11 di Firenze	Via L. Bartolini 20 r
Filiale n.19 di Firenze	Piazza Puccini 2/2a r
Filiale n.21 di Firenze	Via Casentino 57
Filiale n.29 di Firenze	Piazza Artom 7
Filiale n.23 di Firenze	Via Antonio del Pollaiolo 152
Filiale n.26 di Firenze	Via S. Caterina d'Alessandria 14
Filiale n.27 di Firenze	Via Cecioni 86
Filiale di S.Bartolo a Cintoia	Viale Canova 164
Filiale n.39 di Firenze	Via Montelatici 5
Filiale n.42 di Firenze	Via Starnina 41
Filiale di Ponte a Greve	Via Baccio da Montelupo 64
Filiale n.33 di Firenze	Via Doni ang Via Maragliano
Filiale n.31 di Firenze	Via Locchi 108
Filiale n.32 di Firenze	Via Baracchini ang Via Baracca
Filiale n.30 di Firenze	Viale Petrarca 120 b/c/d
Filiale n.35 di Firenze	Viale Pieraccini 17
Filiale n.35 di Firenze - Sportello C.T.O	Largo Palagi 1
Filiale n.36 di Firenze	Via Perfetti Ricasoli
Filiale di Figline V.no	Piazza Marsilio Ficino 33
Filiale di Figline - Sportello Boehringer Ingelheim	Loc. Prulli
Filiale di Reggello	Via Dante Alighieri 20
Filiale di Matassino	Via F.lli Rosselli 4
Filiale di Incisa V.no	Via XX Settembre 38
Filiale n. 1 di Figline	Via Copernico 72/74/76
Filiale di Castelfiorentino	Piazza Cavour 19
Filiale di Certaldo	Via 2 Giugno 7
Filiale di Empoli	Via Pievano Rolando 6
Filiale di Fucecchio	Piazza Montanelli 27
Filiale di Montaione	Piazza Cavour 14
Filiale di Montelupo F.no	Piazza della Libertà 1
Filiale di Montespertoli	Piazza del Popolo 41
Filiale di Scandicci	Via Pantin 1
Filiale di Badia a Settimo	Via del Botteghino 162
Filiale n.1 di Scandicci	Piazza Matteotti 18
Filiale di Casellina	Via Baccio da Montelupo 20
Filiale di Le Bagnese	Via Silvestro Lega 12
Filiale n.1 di Empoli (sportello Filiale di Empoli)	Via G.del Papa 43
Filiale n. 2 di Empoli	Via Ponzano 58
Filiale di Sovigliana	Via Silvio Pellico 41
Filiale di Capraia (sportello Filiale di Montelupo F.no)	Via G.La Pira 27/29
Filiale di Campi Bisenzio	Via Rucellai 2/2 a
Filiale di Dicomano	Via Dante Alighieri 6
Filiale di Fiesole	Piazza Garibaldi 24
Filiale di Londa	Via Roma 35
Filiale di Pontassieve	Piazza Cairoli 2/a
Filiale di Rignano sull'Arno	Via Unità Italiana 34
Filiale di Rufina	Via Piave 28/c
Filiale di Santa Brigida	Via Piana 13/e
Filiale di Caldine	Via Faentina 264/268
Filiale di Capalle	Via Val di Setta
Filiale di Capalle - Sportello IV Tronco	Direzione del Quarto Tronco
Filiale di Sieci	Via Aretina 31/c
Filiale di Contea (sportello Filiale di Londa)	S.S. 67 ang.via Mozza

Filiale di Pelago (sportello di Pontassieve)	Via della Rimembranza 19
Filiale di Barberino di Mugello	Piazza Cavour angolo Via della Repubblica 2
Filiale di Borgo San Lorenzo	Piazza Martiri della Libertà 12
Filiale di Firenzuola	Corso Villani 54
Filiale di Galliano	Via I Maggio 68
Filiale di Lastra a Signa	Piazza Firenze 1
Filiale di Marradi	Via Talenti 21
Filiale di Palazzuolo sul Senio	Via Roma 19
Filiale di Peretola	Via I Settembre 34/44
Filiale di Ronta	Via Faentina 54
Filiale di San Godenzo	Via Matteotti 6
Filiale di San Piero a Sieve	Via Provinciale 18/a
Filiale di Scarperia	Viale Kennedy 31
Filiale di Sesto Fiorentino	Via Dante Alighieri 38
Filiale di Vicchio di Mugello	Piazza Giotto 10
Filiale di Pratolino	Piazza Demidoff
Filiale di San Donnino	Via Pistoiese 375
Filiale di San Mauro a Signa	Piazza A.Ciampi 8
Filiale di Pietramala (sportello Filiale di Firenzuola)	Via Nazionale 88
Filiale di Neto	Via G.di Vittorio 14/18
Filiale di Calenzano	Via G.Puccini 167 / 169
Filiale n.1 di Sesto Fiorentino	Via A.De Gasperi 11/13
Filiale di Osmannoro	Via Volturno 10/12
Filiale di Quinto Basso	Via Monteverdi 45/47
Barberino di M.llo Outlet (sportello di Barberino di Mugello)	Via Meucci - Outlet "Mc Arthur Glen Designer Outlet"
Filiale di Sesto Colonnata	Viale 1 ° Maggio 324/a
Filiale di Signa	Via Roma 324
Filiale di Barberino Val d'Elsa	Via Cassia 61
Filiale di Greve in Chianti	Piazza Matteotti ang via Roma
Filiale di Marcialla (sportello Filiale di Tavarnelle Val di Pesa)	Piazza Brandi 15
Filiale di Mercatale Val di Pesa	Via Mattoncetti 16
Filiale di San Casciano Val di Pesa	Piazza delle Erbe 1
Filiale di Tavarnelle Val di Pesa	Via Roma 85
Azienda dei Presti	Via Baracchini ang. Via Baracca
Filiale Spazio Mutui	Viale Europa 27 a/b
Filiale Enti e Tesorerie	Via del Castellaccio 36/38
Private Banking	Via Bufalini 6
Filiale Corporate Banking	Via Bufalini 6

AREZZO E PROVINCIA

Filiale di Arezzo	Via Ristoro da Arezzo, 110
Filiale di Camucia	Viale Regina Elena 3
Filiale di Castiglion F.no	Corso Italia 28/a
Filiale di Cortona	Piazza Signorelli 7
Filiale di Foiano della Chiana	Corso Vittorio Emanuele 34
Filiale di Mercatale di Cortona (sportello Filiale di Camucia)	Via dei Ponti 2
Filiale di Monterchi	Via Pier della Francesca 54/56
Filiale di Monte San Savino	Via della Pace 25
Filiale di Pieve Santo Stefano	Piazza Logge del Grano 3
Filiale di Sansepolcro	Via XX Settembre 82/a/b
Filiale di Sestino	Via Roma 5
Filiale di Terontola	Via XX Settembre 27
Filiale di Rigutino	Via Nazionale Ovest 90/91
Filiale di Pieve al Toppo	Via Dante Alighieri 1/b
Filiale di Lucignano	Via Prov.le Senese 10
Filiale di Arezzo	Via Roma 4
Filiale n. 1 di Arezzo	Via Vittorio Veneto 43
Filiale di Bibbiena	S.S.208 ang via G.di Vittorio
Filiale di Bucine	Via Roma 37

Filiale di Castelfranco di Sopra	Piazza Vittorio Emanuele 18/20
Filiale di Loro Ciuffenna	Piazza Matteotti 7
Filiale di Montemignaio (sportello Filiale di Strada in Casentino)	Via della Pieve 22/r
Filiale di Montevarchi	Via Roma 36
Filiale di Pian di Scò	Via Marconi 1
Filiale di Rassina	Piazza Mazzini 57
Filiale di San Giovanni V.no	Corso Italia 20
Filiale di Stia	Piazza Tanucci 70
Filiale di Strada in Casentino	Via Roma 29/t
Filiale di Talla	Piazza G.Monaco 8
Filiale di Subbiano	Viale Europa 24
Filiale di Terranuova Bracciolini	Piazza della Repubblica 15
Filiale n.2 di Arezzo	Via Don Sturzo 14
Filiale n.3 di Arezzo	Viale S.Margherita 43/a
Filiale di Levane	Piazza del Secco 15/16
Filiale di Ponte a Poppi	Via Roma 204

BOLOGNA E PROVINCIA

Filiale di Bologna	via Farini 12
Filiale di San Giovanni in Persiceto	Circonvallazione Italia 50
Filiale di Bologna San Vitale	via Massarenti 23
Filiale di Crevalcore	via Roma
Filiale di Castel Maggiore	via Gramsci 282
Filiale di Bologna Arcoveggio	via S. Serlio 35

GROSSETO E PROVINCIA

Filiale di Grosseto	Piazza F.lli Rosselli 7
Filiale di Roccastrada	Piazza Gramsci 22
Filiale di Sorano	Piazza Busatti 3
Filiale di Castell'Azzara	Piazza Martiri di Niccioleta 3
Filiale di Manciano	Via Marsala 118
Filiale di Bagno di Gavorrano	Via G.Marconi 88
Filiale di Arcidosso	Corso Toscana 60
Filiale n.1 di Grosseto	Via Senese 2/8
Filiale di Porto Santo Stefano	Piazzale dei Rioni 5
Filiale di Giglio Porto	Via Cardinale Oneglia
Filiale di Follonica	Via Litoranea 87
Filiale di Porto Ercole	Via Fosso delle Buche 77
Filiale di Castiglion della Pescaia	Via Roma 1
Filiale n.2 di Grosseto	Via Giovanni XXIII 31
Filiale di Castel del Piano	V.le Imberciadori 1
Filiale n.3 di Grosseto	Via Stati Uniti d'America

LIVORNO E PROVINCIA

Filiale di Portoferraio	Piazza Cavour 60
Filiale di Livorno	Via dei Fulgidi 12 A
Filiale di Marina di Campo (sportello Filiale di Portoferraio)	Via Mascagni 7
Filiale n. 1 di Portoferraio (sportello Filiale di Portoferraio)	Via Carpani 68
Filiale di Porto Azzurro (sportello Filiale di Portoferraio)	Via Provinciale Est 6
Filiale n.1 di Livorno	Via dell'Artigianato 35 b
Filiale di Cecina	Via Diaz 14/16
Filiale n.2 di Livorno	Viale della Libertà 57
Filiale di Rosignano	via Aurelia 575, 577, 579
Filiale di San Vincenzo	Piazza Umberto 1°

LUCCA E PROVINCIA

Filiale di Barga	Via Giovanni Pascoli 36/38

Filiale di Pietrasanta	Piazza Carducci 6
Filiale di Seravezza	Via Roma 31
Filiale di Viareggio	Via San Francesco 1
Filiale di Viareggio - Sportello Mercato Ittico	Via Salvadori 13
Filiale di Capannori	Piazza Aldo Moro 54
Filiale di Marlia	S.S. 12, 44
Filiale n. 2 di Viareggio	Piazza Dante 6
Filiale n. 3 di Viareggio	Via Filzi ang. Via Parri
Filiale di Marina di Pietrasanta	Via Versilia 26
Filiale di Lido di Camaiore	Viale Colombo ang. Via Veneto
Filiale n.4 di Viareggio	Via F.lli Cervi
Filiale Ospedale della Versilia (sportello Filiale di Viareggio)	Via Aurelia 335

MANTOVA E PROVINCIA

Mantova	largo di Porta Pradella, 8
Castiglione delle Stiviere	via Pergolesi, 4
Viadana	via Risorgimento, 5
Revere (sportello Filiale di Poggio Rusco)	via Abetone Brennero, 14
Gonzaga	largo Martiri libertà, 27/A
Poggio Rusco	via Matteotti, 80
Quistello	via IV Novembre, 32

MODENA E PROVINCIA

Modena	via Vignolese, 70
Castelfranco Emilia	corso Martiri, 305/307/309
Castelnuovo Rangone	via Zanasi, 2/E
Maranello	via Nazionale, 34/36/38
Sassuolo	via M.Polo, 9/11
Mirandola	piazza Matteotti, 2
Concordia	piazza Repubblica, 15
Finale Emilia	corso Matteotti, 2/A
Massa Finalese	piazza Caduti per la Libertà, 3
San Prospero sulla Secchia	via S. d'Acquisto 4/B
Medolla	via Roma, 232
Nonantola	via V.Veneto, 123
Soliera	piazza F.lli Sassi, 6
Albareto (sportello Filiale di Nonantola)	via Albareto, 698
Quarantoli (sportello Filiale di Mirandola)	via Punta, 88
San Felice Sul Panaro	via Mazzini, 21
San Martino Spino	via Valli, 505
Cavezzo	piazza Matteotti, 22
Carpi	via Guastalla, 2/D
Camposanto	via Roma, 12

PERUGIA E PROVINCIA

Filiale di Città di Castello	Via S.S. Tiberina 3 bis
Filiale di Umbertide	Via della Repubblica
Filiale di Spoleto	Via Flaminia Vecchia 22
Filiale di Ponte San Giovanni	Via Quintina 2
Filiale di Magione	via Inghilterra 1/a-b
Filiale di Perugia	Via Settevalli 131/d
Filiale di Trestina	Via G.Parini 20
Filiale di Bastia Umbra	Via Roma 101/103
Filiale di San Sisto	Viale S.Sisto 333
Filiale di Foligno	Via Nazario Sauro 4A 4C
Filiale di Gualdo Tadino (sportello Filiale di Gubbio)	Via Flaminia ang. Via Tagliamento
Filiale di Gubbio	Via Campo di Marte 39/41/43
Filiale di Deruta	Via Tiberina 250
Filiale di Ellera (sportello Filiale di Perugia)	Via G. di Vittorio 106/108

Filiale n. 2 di Perugia	via Romeo Gallenga 42
Filiale di Assisi	Via Borgo Aretino 5-7

PISA E PROVINCIA

Filiale di Cascina	Viale Comaschi 1
Filiale di Castelfranco di Sotto	Piazza XX Settembre ang. Via Gramsci
Filiale di Santa Croce sull'Arno	Via Cavour ang. Via Basili
Filiale di Ponte a Egola	Via Curtatone e Montanara 49 a
Filiale di San Miniato Basso	Piazzale della Pace 9
Filiale di Pontedera	Via Castelli 36
Filiale di Ponsacco	Via Carducci ang. Via XXV Aprile
Filiale di Bientina	Largo Roma 13
Filiale di Pisa	Via San Martino 82
Filiale di Pisa Cisanello	Via Matteucci
Filiale di Castelnuovo Val di Cecina	Via della Repubblica 49/51
Filiale di Pomarance	Piazza Sant'Anna 2
Filiale di Volterra	Via Matteotti 1

PRATO E PROVINCIA

Filiale di Oste di Montemurlo	Via di Oste 130
Filiale di Prato	Via G. Fabbrini 1/7
Filiale di Prato Macrolotto	Via dei Fossi 14
Filiale n.2 di Prato	Via Mozza sul Gorone
Filiale n.3 di Prato	Viale Montegrappa 302/g-h
Filiale di San Giorgio a Colonica (sportello Filiale di Capalle)	Via del Leone 27 a
Filiale di Poggio a Caiano	Via G. Masi 39
Filiale n.1 di Prato	Via Pistoiese 115
Filiale di Prato Vergaio	Via Tobbianese ang. Via di Vergaio
Filiale di Vaiano	Via Val di Bisenzio, 205/C
Filiale di Seano	Via Baccheretana, 158

PISTOIA E PROVINCIA

Filiale di San Marcello Pistoiese	Via Pietro Leopoldo 33
Filiale di Montecatini Terme	Via IV Novembre 69

RAVENNA

Filiale di Ravenna	Via della Lirica, 9

REGGIO EMILIA

Filiale di Novellara	Piazza Unità d'Italia, 14
Filiale di Correggio	Viale V. Veneto, 2

RIMINI

Filiale di Rimini	Via Flaminia 58

ROMA

Filiale n.1 di Roma	Piazza della Chiesa Nuova 25
Filiale di Roma	Via Paisiello 10
Filiale n.2 di Roma	Via A. Baldovinetti 102 - 104
Filiale n.3 di Roma	Viale Ippocrate 78 - 80
Filiale n.4 di Roma	Via Tuscolana 715 - 719/a
Filiale n.5 di Roma	Via Ostiense 81 b/c/d
Filiale n.6 di Roma	Piazza Vescovio 7

Filiale n.7 di Roma	Via Sabotino 30
Filiale n.8 di Roma	Piazzale Ponte Lungo 31
Filiale n.9 di Roma	Piazza Eugenio Morelli 5
Filiale n.10 di Roma	Via Ojetti 72
Filiale n.11 di Roma	Via Varrone 8
Roma Spazio Mutui	Via Crescenzio 84

SIENA E PROVINCIA

Filiale n.2 di Poggibonsi	Via Pisana 110
Filiale di Castellina Stazione	Via E.Berrettini 42
Filiale di Castelnuovo Berardenga	Via della Società Operaia 1
Filiale di Colle Val d'Elsa	Piazza Arnolfo di Cambio 33/34
Filiale di Poggibonsi	Largo A.Gramsci 15
Filiale di San Gimignano	Piazza della Cisterna 2
Filiale di Chiusi Stazione	Via Cassia Aurelia 85
Filiale di Pieve di Sinalunga	Viale Trieste 39
Filiale di Torrita di Siena	Via Mazzini 12
Filiale di Siena	Piazza Tolomei 11
Filiale di Rapolano Terme	Via Prov.le Sud 35
Filiale di Monteroni d'Arbia (sportello Filiale Siena San Marco)	Via Roma 134
Filiale di Castellina in Chianti	Via Ferruccio 45
Filiale di Gaiole in Chianti	Via Ricasoli 76
Filiale n.1 di Poggibonsi (sportello Filiale Poggibonsi)	Via Senese 123 f
Filiale di Siena San Marco	Via Massetana 2
Filiale di Chianciano Terme	Viale della Libertà 503/505/507
Filiale di Montepulciano	Via Ricci 5
Filiale di Piancastagnaio (sportello Filiale di Arcidosso)	Via delle Acacie 6/8

VERONA

San Giovanni Lupatoto	via Garofoli, 98

CENTRI IMPRESE

Arezzo	Via Martiri di Civitella 7/9
Avenza	Via XX Settembre
Bologna	Via Farini 12
Capalle	Via Val di Setta
Empoli	Via Pievano Rolando n.2
Firenze Est	Via de Sanctis 49
Firenze Ovest	Via Pantin 1
Grosseto	Piazzale Cosimini 9
Livorno	Via dell'Artigianato
Montevarchi	Via Roma n.38
Perugia	Via M. Angeloni
Prato	Via dei Fossi
Santa Croce	Via cavour ang.Via Basili
Siena	Via Massetana Romana 2
Viareggio	Via San Francesco
Roma	Via Paisiello 12
Roma	Via Ostiense 81/c
Mirandola	Viale Matteotti 2

CENTRI PRIVATE

Arezzo	Via Roma

Bologna	Via Farini 12
Empoli	Via Pievano Rolando n.2
Figline Valdarno	Piazza IV Novembre 7/8
Firenze Centro	Via Bufalini 6
Firenze Est	Via de Sanctis 49
Firenze Ovest	Via Pantin 1
Grosseto (Siena)	Via Matteotti 2
Perugia (Arezzo)	Via M. Angeloni
Prato	Viale Montegrappa 302
Santa Croce (Empoli)	Via cavour ang.Via Basili
Siena	Via Massetana Romana 2
Viareggio	Via San Francesco
Roma	Via Paisiello 12
Mirandola	Viale Matteotti 2

CENTRO ENTI

Centro Enti	Viale Matteotti, 20

SPAZI FINANZIARI

Roma Parioli	Via tagliamento, 10
Roma Prati	Via clementi, 62
Roma c.so vittorio	C.so v.emanuele ii, 239
Ancona	Via martiri della resistenza, 31
Pesaro	Via s.francesco, 30
Modena giardini	Via giardini, 363
Porto s.Elpidio	Via iv novembre, 1
Bologna Pepoli	V.le pepoli, 84/a/b/c/d
Roma Eur	Via a.baldovinetti, 98-100
Ferrara	Via de pisis, 49 ang. Via palestro
Forli'	Via raggi, 42
Rimini	Via tripoli, 70
Fabriano	Via felice cavallotti, 26/28
Pescara	Via chieti, 52/58
Civitavecchia (RM)	C/o filiale crc - via lepanto
Ravenna	Via della lirica, 9
Parma	Via dante, 4 ang. B.go ronchini
Giulianova (TE)	Via g. Galilei, 86
Macerata	Galleria del commercio, 33
Castel bolognese (RA)	Viale umberto i, 14/a
Ostia lido (RM)	Via capo spartivento, 25/l
Francavilla al mare (CH)	Via nazionale adriatica, 85
Modena emilia est	Via emilia est, 1479
Milano	Via emanuele filiberto, 4
Terni	Via bramante, 3/d
Viterbo	Viale iv novembre, 1
La Spezia	Via piave, 17
Prato	Via sante pisani, 71
Bologna rondone	Via del rondone, 1/a
Rieti	Via rinaldi, 2/c
Avezzano (AG)	Via xx settembre, 135

GRUPPO BANCA CR FIRENZE

Bilancio Consolidato al 31 dicembre 2007

Indice

Dati di sintesi del Gruppo Banca CR Firenze

(importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione
DATI ECONOMICI			
Margine d'interesse netto	712	573	+24,3%
Commissioni nette e recuperi da clientela	293	285	+2,8%
Margine d'intermediazione lordo	1.080	1.004	+7,6%
Rettifiche di valore nette su crediti e altre attività finanziarie	94	51	+84,3%
Margine d'intermediazione netto	986	953	+3,5%
Spese di funzionamento	601	594	+1,2%
Utile dell'operatività corrente al lordo delle imposte	380	313	+21,4%
Utili da operazioni non ricorrenti	0	101	-100,0%
Utile netto	185	271	-31,7%
Comprehensive income (1)	168	212	-20,7%
INDICI DI REDDITIVITA'			
ROE (2)	11,9%	12,8%	-0,9%
ROE rettificato (3)	10,8%	15,7%	-4,9%
Cost / income ratio (4)	55,6%	59,1%	-3,5%
DATI PATRIMONIALI			
Totale attività	29.160	23.813	+22,5%
Crediti verso clientela (esclusi crediti in sofferenza)	20.185	14.477	+39,4%
Partecipazioni	382	476	-19,7%
Passività finanziarie al costo ammortizzato e al fair value	22.797	17.774	+28,3%
Patrimonio netto	1.710	1.621	+5,5%
ATTIVITA' FINANZIARIE DELLA CLIENTELA			
Attività finanziarie totali	40.421	38.919	+3,9%
Raccolta diretta	18.572	17.009	+9,2%
Raccolta indiretta	21.849	21.910	-0,3%
- Risparmio amministrato	11.436	11.470	-0,3%
- Risparmio gestito	10.413	10.440	-0,3%
- Gestioni patrimoniali (GPM - GPS - GPF)	2.154	2.603	-17,2%
- Fondi	5.364	5.106	+5,1%
- Assicurazioni	2.810	2.669	+5,3%
- Fondi di previdenza complementare	85	62	+37,1%
INDICI DI RISCHIOSITA' DEL CREDITO			
Crediti netti in sofferenza / Crediti netti verso la clientela	0,98%	1,03%	-0,05%
Altri crediti deteriorati netti/ Crediti netti verso la clientela	2,25%	1,54%	+0,71%
Crediti deteriorati netti / Crediti netti verso la clientela	3,23%	2,57%	+0,66%
COEFFICIENTI DI SOLVIBILITA'			
Patrimonio di base / Attivo ponderato	5,26%	6,22%	-0,96%
Patrimonio di Vigilanza / Attivo ponderato	8,24%	9,34%	-1,10%
INFORMAZIONI SUL TITOLO AZIONARIO (5)			
Numero azioni in circolazione (in milioni)	828,8	827,3	+0,2%
Quotazione per azione (in €)			
- media	5,988	4,000	+49,7%
- minima	4,250	3,448	+23,2%
- massima	6,640	4,662	+42,4%
Utile netto per azione (in €)	0,223	0,328	-31,9%
Utile netto diluito per azione (in €) (6)	0,223	0,328	-31,9%
Dividendo unitario (in €) (7)	0,130	0,100	+30,0%
Book value per azione (in €) (8)	2,063	1,958	+5,4%
Dividendo / prezzo medio annuo (%)	2,17%	2,50%	-0,33%
STRUTTURA OPERATIVA			
Dipendenti (9)	6.468	6.340	+2,0%
Promotori finanziari	294	167	+76,0%
Filiali bancarie	569	553	+2,9%
Spazi finanziari	49	31	+58,1%
Centri imprese e private	57	42	+35,7%
Centri Enti e Tesorerie	4	2	+100,0%

(1) Utile netto +/- Variazione delle riserve da valutazione delle attività finanziarie disponibili per la vendita.
(2) Utile al netto delle opeazioni non ricorrenti / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile.
(3) Comprehensive income / Patrimonio netto contabile medio degli ultimi due esercizi escluso l'utile netto.
(4) Spese di funzionamento / Margine d'intermediazione lordo.
(5) Si ricorda che il 5 marzo 2007 è stato effettuato l'accorpamento delle azioni; di conseguenza, i dati raffrontativi sono stati riallineati a tale operazione.
(6) Calcolato quantificando gli effetti di tutte le potenziali azioni ordinarie aventi impatti di diluizione secondo quanto disposto dallo IAS 33.
(7) Dividendo proposto all'Assemblea dei Soci della Capogruppo.
(8) Patrimonio netto / numero di azioni in circolazione.
(9) Il dato al 31 dicembre 2006 differisce rispetto a quanto pubblicato nel bilancio redatto a tale data in quanto, per garantire la raffrontabilità con il dato al 31 dicembre 2007, sono stati inclusi anche i dipendenti a tempo determinato.

Relazione sulla gestione consolidata

1. Schemi di bilancio consolidato riclassificati

Al fine di assicurare una migliore comprensione della gestione del Gruppo e dell'andamento dei principali aggregati economico-patrimoniali in cui questa si è concretizzata nel periodo in esame, si è provveduto ad elaborare gli schemi riclassificati di conto economico e stato patrimoniale che seguono partendo dai prospetti contabili "ufficiali"; in particolare, il contributo delle voci tipiche del comparto assicurativo al "Margine d'intermediazione lordo" è convenzionalmente evidenziato nella voce gestionale "Risultato netto della gestione assicurativa". Le riclassifiche effettuate sono state le seguenti:

1. Conto economico consolidato riclassificato:
- ripartizione della voce 220-"Altri oneri/proventi di gestione" nella voce gestionale "Recuperi su depositi a risparmio e su conti creditori" (inclusi nel margine d'intermediazione lordo) e nelle sottovoci gestionali "Recuperi spese" (ricompresi nelle spese di funzionamento) e "Altri oneri e proventi di gestione residuali" (riportati fra gli "Altri costi e ricavi dell'operatività corrente");
- aggregazione delle voci 70-"Dividendi e proventi simili" e 240-"Utili (perdite) delle partecipazioni" (limitatamente agli utili delle società consolidate col metodo del "patrimonio netto") nella voce gestionale "Dividendi e utili (perdite) delle partecipazioni";
- aggregazione delle voci 80-"Risultato netto dell'attività di negoziazione" e 100-"Utili (perdite) da cessione di crediti e altre attività finanziarie" nella voce gestionale "Risultato delle attività e passività finanziarie", a meno degli utili realizzati su operazioni "non ricorrenti" che vengono evidenziati a parte nella voce gestionale "Utile da operazioni non ricorrenti";
- aggregazione delle voci 110-"Risultato netto delle attività e passività finanziarie valutate al fair value", 150-"Premi netti" e 160-"Saldo altri proventi/oneri della gestione assicurativa" nella voce gestionale "Risultato netto della gestione assicurativa";
- aggregazione nella voce gestionale "Altri costi e ricavi dell'operatività corrente" della sottovoce gestionale "Altri oneri e proventi di gestione residuali" e delle voci 240-"Utili (perdite) delle partecipazioni" (ad eccezione degli utili delle società consolidate col metodo del "patrimonio netto"), 250-"Risultato netto della valutazione al fair value delle attività materiali e immateriali", 270-"Utili (perdite) da cessione di investimenti" e 310-"Utile (perdita) dei gruppi di attività in via di dismissione al netto delle imposte";

2. Stato patrimoniale consolidato riclassificato:
- inclusione tra le "Altre attività" dell'attivo patrimoniale delle voci 110-"Riserve tecniche a carico dei riassicuratori" e 150-"Attività non correnti e gruppi di attività in via di dismissione";
- inclusione tra le "Altre passività" del passivo patrimoniale della voce 90-"Passività associate ad attività in via di dismissione"; dalle suddette passività è stato inoltre estrapolato ed evidenziato separatamente l'ammontare degli "Impegni all'acquisto di strumenti patrimoniali";
- aggregazione nella voce "Patrimonio netto" del passivo patrimoniale delle voci 140-"Riserve da valutazione", 170-"Riserve", 180-"Sovrapprezzi di emissione", 190-"Capitale", 200-"Azioni proprie" e 220-"Utile (perdita) d'esercizio".

Le grandezze economico-patrimoniali di Gruppo esposte nel presente Bilancio incorporano i saldi di Centro Leasing Banca, Centro Leasing Rete, Centro Leasing Gmbh e Centro Factoring, a partire dalla data di acquisizione del controllo (11 luglio 2007) delle suddette società e in applicazione di quanto disposto dall'IFRS 3, che ha inoltre richiesto la rilevazione del maggior valore determinato secondo le regole previste da tale principio (Purchase Price Allocation – "PPA").

Conto economico consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
30	**Margine d'interesse**	711	570	141	+24,7%
90	Risultato netto dell'attività di copertura	1	3	-2	-66,7%
	Margine d'interesse netto	712	573	139	+24,3%
60	Commissioni nette	232	222	10	+4,5%
di cui di 220	Recuperi su depositi a risparmio e su conti creditori	61	63	-2	-3,2%
70, 240 e parte della 270	Dividendi e utili (perdite) delle partecipazioni	39	69	-30	-43,5%
80 e 100	Risultato delle attività e passività finanziarie	33	53	-20	-37,7%
110, 150 e 160	Risultato netto della gestione assicurativa	3	24	-21	-87,5%
	Margine d'intermediazione lordo	1.080	1.004	76	+7,6%
130	Rettifiche di valore nette su crediti e altre attività finanziarie	-94	-51	-43	+84,3%
	Margine d'intermediazione netto	986	953	33	+3,5%
	Spese di funzionamento:	-601	-594	-7	+1,2%
180 a)	*- Spese per il personale*	*-385*	*-400*	*15*	*-3,8%*
180 b)	*- Altre spese amministrative*	*-222*	*-201*	*-21*	*+10,4%*
200 e 210	*- Rettifiche di valore nette su attività materiali e immateriali*	*-42*	*-42*	*0*	*0,0%*
di cui di 220	*- Altri proventi di gestione netti (recuperi spese)*	*48*	*49*	*-1*	*-2,0%*
	Risultato operativo netto	385	359	26	+7,2%
190	Accantonamenti netti ai fondi per rischi e oneri	-22	-32	10	-31,3%
di cui di 220, 250, residuo 270, 310	Altri costi e ricavi dell'operatività corrente	17	-14	31	n.s.
	Utile dell'operatività corrente al lordo delle imposte	380	313	67	+21,4%
di cui di 100	Utili da operazioni non ricorrenti	0	101	-101	-100,0%
290	Imposte sul reddito	-158	-111	-47	+42,3%
330	Utile di pertinenza di terzi	-37	-32	-5	+15,6%
	Utile netto	185	271	-86	-31,7%

(1) Nella colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

Stato patrimoniale consolidato riclassificato

Codice voce dello schema di bilancio obbligatorio (1)	ATTIVO (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione %
10	**Cassa e disponibilità liquide**	**272**	**230**	**+18,3%**
	Attività finanziarie	**26.908**	**21.687**	**+24,1%**
	Crediti	21.637	16.300	+32,7%
60	*- crediti verso banche*	*1.252*	*1.672*	*-25,1%*
70	*- crediti verso clientela*	*20.385*	*14.628*	*+39,4%*
	Attività finanziarie negoziabili	5.260	5.380	-2,2%
20	*- attività finanziarie di negoziazione*	*200*	*546*	*-63,4%*
30	*- attività finanziarie valutate al fair value*	*1.703*	*1.531*	*+11,2%*
40	*- attività finanziarie disponibili per la vendita*	*3.357*	*3.303*	*+1,6%*
80	Derivati di copertura	11	7	+57,1%
	Immobilizzazioni	**1.371**	**1.256**	**+9,2%**
100	Partecipazioni	382	476	-19,7%
120 e 130	Attività materiali ed immateriali	989	780	+26,8%
140	**Attività fiscali**	**186**	**188**	**-1,1%**
110 e 160	**Altre attività**	**423**	**366**	**+15,6%**
	Totale attivo	29.160	23.727	+22,9%

Codice voce dello schema di bilancio obbligatorio (1)	PASSIVO (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione %
	Passività finanziarie	**23.778**	**18.953**	**+25,5%**
	Passività finanziarie al costo ammortizzato e al fair value	22.797	17.774	+28,3%
10	*- debiti verso banche*	*4.281*	*816*	*+424,6%*
di cui di 20	*- debiti verso clientela*	*11.980*	*11.389*	*+5,2%*
30	*- debiti rappresentati da titoli*	*6.536*	*5.569*	*+17,4%*
40	Passività finanziarie di negoziazione	56	51	+9,8%
50	Passività finanziarie valutate al fair value	889	1.099	-19,1%
60	Derivati di copertura	36	29	+24,1%
di cui di 100	**Impegni all'acquisto di strumenti patrimoniali**	**123**	**165**	**-25,5%**
80	**Passività fiscali**	**70**	**74**	**-5,4%**
	Fondi a destinazione specifica	**439**	**448**	**-2,0%**
110	Trattamento di fine rapporto del personale	156	180	-13,3%
120	Fondi per rischi e oneri e fondi di quiescenza	283	268	+5,6%
130	**Riserve tecniche**	**1.901**	**1.547**	**+22,9%**
90 e di cui di 100	**Altre passività**	**938**	**775**	**+21,0%**
210	**Patrimonio di terzi**	**201**	**144**	**+39,6%**
da 140 a 200 e 220	**Patrimonio netto**	**1.710**	**1.621**	**+5,5%**
	Totale passivo	29.160	23.727	+22,9%

(1) Nella presente colonna sono indicati i codici delle voci degli schemi obbligatori di bilancio i cui ammontari confluiscono nelle voci del presente schema riclassificato (Comunicazione Consob n°DEM/6064293 del 28.07.2006).

2. La composizione del Gruppo

	Partecipazione Diretta Banca CR Firenze S.p.A.	CR Pistoia e Pescia S.p.A.	CR Civitavecchia S.p.A.	CR Orvieto S.p.A.	CR La Spezia S.p.A.	Ge.Fl.L. S.p.A.	Infogroup S.p.A.	Centro Leasing Banca S.p.A.	Centro Leasing Rete S.p.A.	Totale
Società del Gruppo Bancario										
Cassa di Risparmio di Orvieto S.p.A.	73,570%									73,570%
Cassa di Risparmio della Spezia S.p.A.	79,999%									79,999%
Cassa di Risparmio di Pistoia e Pescia S.p.A.	60,000%									60,000%
Banca C.R. Firenze Romania S.A.	56,229%									56,229%
Cassa di Risparmio di Civitavecchia S.p.A.	51,000%									51,000%
CR Firenze Gestion Internationale S.A.	80,000%									80,000%
Centro Leasing Banca S.p.A.	77,491%	7,087%	0,561%	1,182%	0,790%					87,112%
Centro Factoring S.p.A.	41,767%	5,729%		0,033%	0,164%			14,946%		62,639%
Centro Leasing Rete S.p.A.								100,000%		100,000%
Infogroup S.p.A.	94,000%	4,000%	1,000%	1,000%						100,000%
Citylife S.p.A.	60,000%						40,000%			100,000%
Tebe Tours S.p.A.	100,000%									100,000%
Ge.Fl.L. S.p.A. (Gestione Fiscalità Locale)					100,000%					100,000%
Immobiliare Nuova Sede S.r.l.	100,000%									100,000%
Altre società controllate										
Centrovita Assicurazioni S.p.A.	43,000%	8,000%								51,000%
Centro Leasing G.m.b.h.								100,000%		100,000%
Società bancarie e finanziarie partecipate almeno al 20%										
Soprarno SGR S.p.A. *	47,500%									47,500%
Findomestic Banca S.p.A. *	47,170%	2,830%								50,000%
Sviluppo Industriale S.p.A.		29,187%								29,187%
Acileasing Friuli Venezia Giulia S.p.A.								25,070%		25,070%
Spezia Risorse S.p.A.						20,000%				20,000%

Altre società partecipate almeno al 20%										
Immobiliare Novoli S.p.A. **	25,000%									25,000%
Ce.Spe.Vi. S.r.l.		20,000%								20,000%
Euroasset Italia S.r.l.								49,000%		49,000%
Safi S.r.l.									20,000%	20,000%

* Società sulle quali il Gruppo esercita un controllo congiunto con altro azionista (Cetelem S.A. nel caso di Findomestic Banca S.p.A. e Banca Ifigest S.p.A. nel caso di Soprarno SGR).

** Interessenza appostata contabilmente tra le attività finanziarie disponibili per la vendita (AFS) in relazione alle caratteristiche dell'investimento.

Relazione sulla gestione consolidata

2. La composizione del Gruppo

Al 31 dicembre 2007 la configurazione del Gruppo Bancario è la seguente:

- Banca CR Firenze S.p.A. – Banca Capogruppo con sede in Firenze;
- Cassa di Risparmio della Spezia S.p.A. – Banca con sede in La Spezia;
- Cassa di Risparmio di Orvieto S.p.A. – Banca con sede in Orvieto (TR);
- Cassa di Risparmio di Pistoia e Pescia S.p.A. – Banca con sede in Pistoia;
- Cassa di Risparmio di Civitavecchia S.p.A. – Banca con sede in Civitavecchia (Roma);
- Banca CR Firenze Romania S.A. – Banca con sede in Bucarest (Romania);
- CR Firenze Gestion Internationale S.A. – Società di gestione di fondi comuni di investimento con sede in Lussemburgo;
- Infogroup S.p.A. – Società strumentale con sede in Firenze;
- Citylife S.p.A. – Società strumentale con sede in Firenze;
- Tebe Tours S.p.A. – Società strumentale con sede in Mirandola (MO);
- GE.FI.L S.p.A. Gestione Fiscalità Locale – Società finanziaria di riscossione tributi locali con sede in La Spezia;
- Immobiliare Nuova Sede S.r.l. – Società strumentale con sede in Firenze;
- Centro Leasing Banca S.p.A. – Banca con sede in Firenze;
- Centro Factoring S.p.A. – Società finanziaria con sede in Firenze;
- Centro Leasing Rete S.p.A. – Società finanziaria con sede in Firenze.

Le variazioni intervenute dal 1° gennaio al 31 dicembre 2007 nel Gruppo riguardano l'incremento della partecipazione detenuta da Banca CR Firenze S.p.A. in Cassa di Risparmio della Spezia S.p.A., in Centro Leasing Banca S.p.A., l'ingresso nel Gruppo di quest'ultima, di Centro Leasing Rete S.p.A., di Centro Factoring S.p.A. e della Immobiliare Nuova Sede S.r.l., la cessione della partecipazione Perseo Finance S.r.l.

Cassa di Risparmio della Spezia S.p.A.

In esecuzione di un accordo firmato il 2 marzo 2007 con la Fondazione Cassa di Risparmio della Spezia, Banca CR Firenze S.p.A. ha acquistato, in data 23 maggio 2007 con effetto 1° gennaio 2007, per un corrispettivo dopo lo stacco cedola di circa 46,3 milioni di euro, n. 17.443.000 azioni ordinarie Cassa di Risparmio della Spezia SpA, rappresentative di circa l'11,906% del capitale sociale della banca, che hanno fatto salire la sua partecipazione dal 68,093% al 79,999%. La Cassa di Risparmio della Spezia S.p.A. ha modificato il proprio Statuto per adeguarlo ai principali accordi di governance contenuti nel nuovo Patto Parasociale entrato in vigore, in sostituzione di quello vigente, alla data del predetto trasferimento azionario.

Immobiliare Nuova Sede S.r.l.

L'assemblea di Immobiliare Nuova Sede S.r.l., soggetta a direzione e coordinamento da parte del socio unico Banca CR Firenze S.p.A., ha approvato in data 4 aprile 2007 una modifica statutaria, per effetto della quale la società ha assunto la natura di "strumentale" ai fini della normativa di Vigilanza; con decorrenza 17 maggio 2007, Immobiliare Nuova Sede S.r.l. è stata pertanto iscritta dalla Banca d'Italia nel Gruppo bancario Banca CR Firenze.

Perseo Finance S.r.l.

La partecipazione del 60% detenuta da Banca CR Firenze nella società veicolo Perseo Finance S.r.l., che era stata acquistata nel 1999 per realizzare l'operazione di cartolarizzazione di crediti in sofferenza risalente a quello stesso anno, è stata ceduta il 9 agosto 2007, dopo che si è chiusa completamente tale operazione.

Centro Leasing Banca S.p.A. – Centro Leasing Rete S.p.A. – Centro Factoring S.p.A.

Banca CR Firenze S.p.A. ha acquistato in data 11 luglio 2007 la partecipazione detenuta da BNP Paribas Lease Group in Centro Leasing Banca S.p.A. pari al 43,537%. Per effetto di detta operazione, l'interessenza di Gruppo in Centro Leasing Banca S.p.A. è salita all'87,075%, percentuale che ha determinato l'ingresso nel Gruppo Bancario – con decorrenza 11 luglio 2007 - di Centro Leasing Banca S.p.A., della sua controllata al 100% Centro Leasing Rete S.p.A. e di Centro Factoring S.p.A. (di cui Centro Leasing Banca S.p.A. detiene a sua volta una partecipazione del 14,946%, che si è aggiunta a quella del Gruppo).
Tramite Centro Leasing Banca S.p.A. è stato anche assunto il controllo di Centro Leasing G.m.b.h., società di diritto tedesco; sono state inoltre assunte partecipazioni di collegamento in Acileasing Friuli Venezia Giulia S.p.A. e Euroasset Italia S.r.l. tramite Centro Leasing Banca S.p.A. e in Safi S.r.l. tramite Centro Leasing Rete S.p.A.
Nel mese di agosto 2007 si è concluso l'aumento di capitale da 110.728.591,02 euro a 155.020.051,50 euro attuato con l'emissione di n. 12.511.712 nuove azioni al valore nominale di 3,54 euro ciascuna, che era stato deliberato da Centro Leasing Banca S.p.A. il 4 giugno 2007. Il Gruppo Banca CR Firenze che ha esercitato, insieme ad altro socio, oltre che l'opzione, anche la prelazione sulla quota minima di inoptato (0,142%), è salito dall'87,075% all'87,112%.

Il trattamento contabile dell'aggregazione in questione è stato determinato ai sensi dell'IFRS 3. Ai sensi del paragrafo 62 dello stesso IFRS 3, la contabilizzazione iniziale di un'aggregazione aziendale deve essere svolta entro 12 mesi dalla data in cui l'aggregazione viene realizzata, e se possono determinarsi solo provvisoriamente i fair value equi da assegnare ad attività, passività o passività potenziali identificabili dell'acquisto ovvero il costo dell'aggregazione, l'acquirente deve contabilizzare l'aggregazione utilizzando tali valori provvisori. L'acquirente deve rilevare le rettifiche di tali valori provvisori in seguito al completamento della contabilizzazione iniziale entro dodici mesi dalla data di acquisizione.
Banca CR Firenze ha svolto quindi l'attività di PPA (Puchase Price Allocation) come richiesto dall'IFRS 3, calcolando e verificando come consentito dallo stesso paragr. 62, il fair value netto delle poste del Gruppo acquisito (Net Asset Fair Value) alla data della transazione, mediante valutazione al fair value delle attività e passività, identificazione e valutazione delle passività potenziali, identificazione e valutazione di eventuali intangible assets.
Il paragr. 56 dell'IFRS 3 prevede che se la quota di interessenza dell'acquirente nel fair value netto delle attività, passività e passività potenziali identificabili, eccede il costo dell'aggregazione aziendale, l'acquirente deve rilevare immediatamente a conto economico l'eventuale eccedenza residua.
Dall'attività di PPA svolta, è emerso un plusvalore (rappresentato da un *badwill* di acquisto) pari a 9,7 mln di euro, al netto dell'effetto fiscale che è stato contabilizzato nella voce "Utile e perdite delle partecipazioni" (voce 240 conto economico consolidato) e commentato nella relativa tabella di nota integrativa.
Le variazioni intervenute nel perimetro del Gruppo relativamente alle società in cui lo stesso detiene o deteneva una interessenza superiore al 20% riguardano le società Soprarno SGR S.p.A., et-Group S.r.l. e Equitalia Spezia S.p.A. (già Società Riscossione Tributi – SRT S.p.A.).

Soprarno SGR S.p.A.

Soprarno SGR S.p.A., costituita nel mese di agosto 2006 in partnership paritetica con Banca Ifigest S.p.A. ed autorizzata dalla Banca d'Italia, in data 15 gennaio 2007, alla prestazione dei servizi di gestione del risparmio con iscrizione all'Albo delle SGR al n. 236, ha allargato la compagine sociale a due soggetti privati.
Come previsto negli accordi sottoscritti in fase di costituzione della società infatti Banca CR Firenze S.p.A. e Banca Ifigest S.p.A. hanno ceduto, nel mese di marzo 2007, una quota pari al 2,5% ciascuna. L'interessenza del Gruppo si è ridotta pertanto dal 50% al 47,5%. L'operatività è iniziata a metà luglio 2007.
Nel mese di dicembre i soci hanno versato, in conto copertura perdite dell'esercizio 2007, l'importo complessivo di 800.000 euro, con un onere per Banca CR Firenze S.p.A. di 380.000 euro.

et -Group S.r.l.

Nel mese di settembre 2007 Citylife S.p.A. ha dismesso il 42,723% che deteneva in et – Group S.r.l., società con sede a Firenze, avente come missione la gestione e lo sviluppo di un portale specializzato dedicato al settore tessile.

Equitalia Spezia S.p.A.

Nel mese di dicembre 2007 la controllata Cassa di Risparmio della Spezia S.p.A. ha ceduto a Equitalia S.p.A. il residuo 25% che deteneva in Equitalia Spezia S.p.A.
Si è così completato il passaggio in mano pubblica della società di cui la Cassa di Risparmio della Spezia, in ottemperanza alle previsioni legislative di riorganizzazione del servizio nazionale della riscossione tributi, aveva già ceduto il 75% nel settembre 2006.
Il corrispettivo per l'intero 100% è stato regolato nel gennaio 2008 in strumenti finanziari (obbligazioni), che sono stati offerti dall'acquirente in pagamento alle banche venditrici delle società ex concessionarie in luogo delle azioni Equitalia S.p.A. previste inizialmente.
Cassa di Risparmio della Spezia S.p.A. riceverà inoltre, in contanti, la quota parte di utile risultante dal bilancio di Equitalia Spezia S.p.A. al 31 dicembre 2007.

Relazione sulla gestione consolidata

3. L'andamento reddituale

Premessa

Nel corso del 2007 l'attività del Gruppo è stata caratterizzata, in linea con gli obiettivi indicati nel budget e nel piano industriale, da efficaci azioni commerciali "client oriented", allo scopo di migliorare il servizio reso alla clientela, in un ambito di razionalizzazione e contenimento dei costi.
Sono stati conseguiti risultati significativi in termini economici, patrimoniali e finanziari, in un quadro di forte attenzione verso la migliore e più efficiente allocazione del capitale, verso il presidio del rischio e della creazione di valore.
Si ricorda che il conto economico dell'esercizio 2007 incorpora i costi ed i ricavi di Centro Leasing Banca, Centro Leasing Rete, Centro Leasing Gmbh e Centro Factoring, a partire dal 1° luglio 2007, in funzione della data di acquisizione del controllo (11 luglio 2007) delle suddette società e in applicazione di quanto disposto dall'IFRS 3, che ha inoltre richiesto la rilevazione del maggior valore determinato secondo le regole previste da tale principio (Purchase Price Allocation – "PPA").

Sintesi dei risultati

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	711	570	141	+24,7%
Margine d'interesse netto	712	573	139	+24,3%
Margine d'intermediazione lordo	1.080	1.004	76	+7,6%
Margine d'intermediazione netto	986	953	33	+3,5%
Risultato operativo netto	385	359	26	+7,2%
Utile dell'operatività corrente al lordo delle imposte	380	313	67	+21,4%
Utili da operazioni non ricorrenti	0	101	-101	n.s.
Utile netto	**185**	**271**	**-86**	**-31,7%**

L'utile netto conseguito nel 2007, pari a 185 milioni di euro, segna un decremento di 86 milioni in raffronto ai 271 milioni del precedente esercizio (-31,7%) che tuttavia includeva utili da operazioni non ricorrenti pari a circa 101 milioni di euro (98 milioni di euro al netto del relativo impatto fiscale), rappresentati dalle plusvalenze conseguenti alla cessione delle interessenze detenute dalla Capogruppo in Sanpaolo Imi e Fondiaria-SAI; non considerando le suddette componenti e pur in presenza di un'elevata crescita delle voce "Imposte sul reddito" (+42,3%) dovuta alla insussistenza delle attività per imposte anticipate conseguente alla modifica delle aliquote IRES e IRAP introdotte dalla finanziaria 2008 ed aventi impatto sull'esercizio 2007, l'utile netto rilevato al 31 dicembre 2007 presenterebbe un incremento del 6,9% rispetto al 31 dicembre 2006.
Tale positivo risultato è confermato dalla crescita di tutti i margini reddituali, che beneficiano a partire dal 1° luglio 2007 del sopra menzionato consolidamento "linea per linea" delle componenti di reddito relative alle società facenti parte dell'ex Gruppo Centro Leasing e Centro Factoring; le crescite dei margini reddituali calcolate "a perimetro omogeneo" rispetto al 31 dicembre 2006 risulterebbero comunque significative, come riportato in dettaglio nei successivi paragrafi del presente capitolo.

Il margine d'interesse

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interessi netti clientela	931	594	337	+56,7%
Interessi attivi clientela	*1.074*	*716*	*358*	*+50,0%*
Interessi passivi clientela	*-143*	*-122*	*-21*	*+17,2%*
Interessi netti su titoli	-167	-40	-127	+317,5%
Interessi attivi su titoli	*69*	*109*	*-40*	*-36,5%*
Interessi passivi su titoli (al netto dei differenziali su operazioni di copertura)	*-236*	*-149*	*-87*	*+58,5%*
Interessi netti banche	-42	19	-61	n.s.
Interessi attivi banche	*65*	*54*	*11*	*+20,4%*
Interessi passivi banche	*-107*	*-35*	*-72*	*+205,7%*
Altri interessi netti	-11	-3	-8	+266,7%
Margine d'interesse	**711**	**570**	**141**	**+24,7%**
Risultato dell'attività di copertura	1	3	-2	-66,7%
Margine d'interesse netto	**712**	**573**	**139**	**+24,3%**

Il significativo incremento del margine d'interesse netto rispetto al 31 dicembre 2006 (+24,3%) è essenzialmente dovuto alla crescita registrata dagli interessi attivi clientela (358 milioni di euro, pari a +50,0%), le cui determinanti in termini di volumi e rendimenti sono analizzate nel paragrafo che segue.
Depurando i dati al 31 dicembre 2007 degli impatti derivanti dalla variazione del perimetro di consolidamento verificatasi nel periodo, sia il margine d'interesse che il margine d'interesse netto registrerebbero comunque una significativa crescita, rispettivamente pari a +15,6% e +15,2%.

I rendimenti

Dati aggregati delle società bancarie del Gruppo (*)	31 dicembre 2007		31 dicembre 2006		Variazione	
	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (in €/mil)	Tassi medi annualizzati (%)	Consistenze medie (%)	Tassi medi annualizzati (punti %)
Attività fruttifere						
Impieghi clientela	*15.361*	*6,00*	*13.793*	*5,12*	*+11,37%*	*+0,88*
Portafoglio titoli	*2.349*	*3,78*	*2.474*	*2,80*	*-5,05%*	*+0,98*
Interbancario attivo	*2.674*	*3,94*	*2.072*	*3,00*	*+29,05%*	*+0,94*
Totale attività fruttifere	**20.384**	**5,47**	**18.339**	**4,57**	**+11,15%**	**+0,91**
Passività onerose						
Raccolta diretta	*17.186*	*2,50*	*15.770*	*1,71*	*+8,98%*	*+0,79*
Interbancario passivo	*1.974*	*3,90*	*1.654*	*2,85*	*+19,35%*	*+1,05*
Totale passività onerose	**19.160**	**2,64**	**17.424**	**1,82**	**+9,96%**	**+0,83**

(*) Escluso Centro Leasing Banca S.p.A.

Al fine di evidenziare le principali componenti del margine d'interesse è stata sviluppata l'analisi dei volumi e dei tassi medi, che evidenzia come principale fattore di crescita l'aumento delle masse intermediate.
Le attività fruttifere hanno segnato un aumento dell'11,15% rispetto all'esercizio precedente, con una crescita che è stata determinata principalmente dall'incremento dell'11,37% degli impieghi a clientela nel corso dell'esercizio.
Il passivo oneroso ha evidenziato un incremento del 9,96% in termini di saldi medi, favorito dalla crescita della raccolta diretta (+8,98%).
Lo spread medio complessivo è stato pari al 2,83%, in leggera crescita rispetto al valore registrato nell'esercizio 2006 (2,75%).

Il margine d'intermediazione lordo

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse netto	**712**	**573**	**139**	**+24,3%**
Commissioni nette e recuperi da clientela	293	285	8	+2,8%
- Commissioni nette	*232*	*222*	*10*	*+4,5%*
- Recuperi su depositi a risparmio e conti creditori	*61*	*63*	*-2*	*-3,2%*
Dividendi e utili (perdite) delle partecipazioni	39	69	-30	-43,5%
Risultato delle attività e passività finanziarie	33	53	-20	-37,7%
Risultato netto della gestione assicurativa	3	24	-21	-87,5%
Margine d'intermediazione lordo	**1.080**	**1.004**	**76**	**+7,6%**

Rispetto all'esercizio precedente, il margine d'intermediazione lordo evidenzia un aumento di 76 milioni di euro (+7,6%), sostanzialmente legato alla crescita del margine d'interesse precedentemente descritta, all'incremento delle commissioni nette e dei recuperi da clientela del 2,8% ed alla diminuzione delle poste riferite a:

- dividendi e utili (perdite) delle partecipazioni che risentono: della minore quota di utile di pertinenza del Gruppo dell'utile registrata da Findomestic Banca S.p.A. per circa 20 milioni di euro (anche a seguito delle rettifiche apportate alla voce "imposte anticipate e differite"), del consolidamento col metodo integrale delle società dell'ex Gruppo Centro Leasing, che al 31 dicembre 2006 avevano contribuito alla voce in esame per circa 5 milioni di euro, nonché della cessione nel terzo trimestre 2006 dell'interessenza detenuta in Sanpaolo IMI S.p.A., sulla quale sempre nel 2006 erano stati incassati dividendi per circa 5 milioni di euro;
- risultato delle attività e passività finanziarie che incorporano: una diminuzione di circa 16 milioni del risultato netto dell'attività di negoziazione prevalentemente da ascrivere a minori utili da negoziazione ed alle minusvalenze del portafoglio "Held For Trading" (HFT) della controllata Centrovita Assicurazioni; una contrazione degli utili da cessione o riacquisto di attività/passività finanziarie per circa 5 milioni di euro, da attribuire principalmente al fatto che al 31 dicembre 2006 tale voce includeva le plusvalenze da realizzo di alcune interessenze del portafoglio "Available for sale" (AFS);
- risultato netto della gestione assicurativa legati anche alla riclassifica, nel corso del 2007, delle commissioni passive relative a prodotti con componente assicurativa prevalente, che al 31 dicembre 2006 ammontavano a circa 13 milioni di euro, mentre a fine 2007 erano pari a circa 30 milioni di euro.

Depurando i dati al 31 dicembre 2007 degli impatti derivanti dalle plusvalenze di realizzo di cui sopra, della riclassifica dei costi e ricavi di pertinenza dei Fondi di Previdenza Integrativa (FIP) senza autonoma personalità giuridica nella voce gestionale "Altri costi e ricavi dell'operatività corrente", e della variazione del perimetro di consolidamento verificatasi nel periodo, il margine d'intermediazione lordo risulterebbe in crescita del 3,7%.

Per quanto riguarda la voce commissioni nette e recuperi da clientela, la tabella sottostante riporta il dettaglio dei principali aggregati gestionali.

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Recupero spese e gestione c/c e depositi a risparmio	87	92	-5	-5,4%
Monetica	27	25	2	8,0%
Raccolta amministrata	10	10	0	0,0%
Credito	30	29	1	3,4%
Incassi e pagamenti	20	18	2	+11,1%
Risparmio gestito	71	54	17	+31,5%
di cui: Bancassicurazione	*15*	*-3*	*18*	n.s.
Altre voci	48	57	-9	-15,8%
Totale commissioni nette e recuperi da clientela	**293**	**285**	**8**	**+2,8%**

La crescita del 2,8% delle "Commissioni nette e recuperi da clientela" dipende principalmente dalle maggiori commissioni nette relative al comparto del risparmio gestito e, più in particolare, della bancassicurazione. Al riguardo va ricordato che nel corso del 2007 le commissioni passive relative a prodotti con componente assicurativa prevalente sono state riclassificate nella voce "Risultato netto della gestione assicurativa"; al 31 dicembre 2006 tali commissioni ammontavano a circa 13 milioni di euro ed includendo dette commissioni nel risultato netto sopra indicato, uniformando pertanto i dati 2006 per tenere conto della suddetta riclassifica, le "commissioni nette e recuperi da clientela" risulterebbero in lieve diminuzione (5 milioni di euro, pari a -1,7%).

La flessione del comparto "Recupero spese e gestione c/c e depositi a risparmio" è stata determinata anche dalle politiche commerciali attivate per contrastare la forte concorrenza presente su questo mercato e per assecondare richieste della clientela conseguendo, per contro, un apprezzabile aumento del numero dei conti correnti.

La diminuzione del comparto "Altre voci" è prevalentemente da attribuire all'effetto netto delle maggiori commissioni, pari a circa 7 milioni di euro, rilevate in conseguenza del consolidamento integrale a partire dall'11 luglio 2007 delle società dell'ex Gruppo Centro Leasing e Centro Factoring, e dello storno delle commissioni, pari a circa 13 milioni di euro, percepite dalle banche retail sul collocamento di prodotti finanziari delle sopra menzionate società, e rientranti, per queste ultime, nel calcolo del costo ammortizzato.
Si segnala infine che depurando i dati al 31 dicembre 2007 degli impatti derivanti dalla variazione del perimetro di consolidamento verificatasi nel periodo e della riclassifica delle commissioni di Centrovita Assicurazioni sopra descritta, l'aggregato "Commissioni nette e recuperi da clientela" avrebbe registrato una diminuzione di circa il 2,7%.


Composizione dei ricavi per commissioni nette da clientela al 31 dicembre 2007
Recupero spese e gestione c/c e depositi a risparmio 30%
Altre voci 16%
Risparmio gestito 24%
Monetica 9%
Incassi e pagamenti 4%
Raccolta amministrata 3%
Credito 10%

Il margine d'intermediazione netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	**1.080**	**1.004**	**76**	**+7,6%**
Rettifiche/riprese di valore nette per deterioramento di:	-94	-51	-43	+84,3%
Crediti	*-89*	*-48*	*-41*	*+85,4%*
Attività finanziarie disponibili per la vendita	*-1*	*-1*	*0*	*0,0%*
Altre operazioni finanziarie	*-4*	*-2*	*-2*	*+100,0%*
Margine d'intermediazione netto	**986**	**953**	**33**	**+3,5%**

Per effetto delle dinamiche precedentemente descritte ed in seguito all'incremento delle rettifiche su crediti riveniente dai maggiori accantonamenti effettuati sulle nuove sofferenze del periodo e dall'inclusione nel perimetro di consolidamento dall'11 luglio 2007 delle società dell'ex Gruppo Centro Leasing e Centro Factoring, il margine di intermediazione netto presenta una crescita di 33 milioni di euro (+3,5%).
A perimetro omogeneo rispetto al 31 dicembre 2006 le rettifiche su crediti registrerebbero un incremento più contenuto (21 milioni di euro, pari a +41,2%), mentre il margine di intermediazione netto crescerebbe di 0,4 punti percentuali, in considerazione anche degli aumenti dei margini precedentemente commentati su base omogenea.

Il risultato operativo netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'intermediazione netto	**988**	**953**	**33**	**+3,5%**
Spese di funzionamento:	-601	-594	-7	+1,2%
Spese amministrative	*-607*	*-601*	*-6*	*+1,0%*
- Spese per il personale	*-385*	*-400*	*15*	*-3,8%*
- Spese correnti	*-169*	*-149*	*-20*	*13,4%*
- Imposte indirette e tasse	*-53*	*-52*	*-1*	*+1,9%*
Rettifiche di valore nette su attività materiali e immateriali	*-42*	*-42*	*0*	*0,0%*
Altri proventi di gestione netti (recuperi spese)	*48*	*49*	*-1*	*-2,0%*
Risultato operativo netto	**385**	**359**	**26**	**+7,2%**

Il risultato operativo netto risulta in crescita del 7,2% rispetto al 31 dicembre 2006, beneficiando, oltre che della dinamica del margine d'intermediazione netto precedentemente descritta, del contenuto incremento delle spese di funzionamento (+1,2%); escludendo gli effetti rivenienti dalla variazione del perimetro di consolidamento già ricordata in precedenza, le spese di funzionamento sarebbero diminuite del 2,9%; da segnalare in particolare:

- la diminuzione delle spese del personale (-3,8%), che risente anche dell'imputazione a conto economico della quota esuberante del TFR, pari a circa 23 milioni di euro al lordo delle imposte, a seguito dell'applicazione delle modifiche normative apportate dal D.Lgs, n. 252/2005 e dalla L.n. 296/2006, che a partire dal 1° gennaio 2007 hanno disposto il conferimento all'INPS od a fondi di previdenza complementare delle posizioni maturate dai dipendenti;
- la crescita delle spese correnti (+13,4% incluse dall'11 luglio 2007 Centro Leasing Banca e Centro Factoring), il cui dettaglio è riportato nella tabella che segue.

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Costi delle tecnologie e outsourcing	24	29	-5	-17,2%
Gestione immobili ed impianti	29	25	4	+16,0%
Spese generali	65	56	9	+16,1%
Costi professionali	32	19	13	+68,4%
Costi assicurativi	8	8	0	0,0%
Marketing e pubblicità	11	12	-1	-8,3%
Totale spese correnti	**169**	**149**	**20**	**+13,4%**

In particolare:

- Costi delle tecnologie e outsourcing: il decremento è sostanzialmente da imputare ai minori costi di elaborazione dati e di back office, per circa 2 milioni di euro in entrambe le fattispecie;
- Gestione immobili e impianti: sono stati rilevati maggiori oneri nel periodo sia per fitti passivi che per interventi di manutenzione, sostanzialmente da ascrivere all'apertura di nuove filiali o al trasferimento ed alla ristrutturazione di preesistenti dipendenze;
- Spese generali: i maggiori costi rilevati nel 2007 sono relativi a una crescita delle spese postali (3 milioni di euro), delle spese di trasporto (1 milione di euro) e delle spese varie (4 milioni di euro), da imputare anche, per circa 5 milioni di euro complessivi, alla variazione del perimetro di consolidamento;
- Costi professionali: la crescita di questo aggregato incorpora l'effetto della variazione del perimetro di consolidamento per 3 milioni di euro, i maggiori compensi professionali pagati per consulenze societarie della

Capogruppo per circa 3 milioni di euro e la riclassifica di circa 5 milioni di euro dei costi relativi a servizi professionali prestati dalla controllata Infogroup, precedentemente inclusi nella voce "Spese per il personale".

A perimetro omogeneo rispetto al 31 dicembre 2006 le spese correnti registrerebbero un incremento decisamente più contenuto (11 milioni di euro, pari a +5,3%).


Spese correnti
31 dicembre 2007
31 dicembre 2006
70
60
50
40
30
20
10
0
Costi delle tecnologie e outsourcing
Gestione immobili ed impianti
Spese generali
Costi professionali
Costi assicurativi
Marketing e pubblicità

L'utile dell'operatività corrente al lordo delle imposte

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Risultato operativo netto	**385**	**359**	**26**	**+7,2%**
Accantonamenti netti ai fondi per rischi e oneri	-22	-32	10	-31,3%
Altri costi e ricavi dell'operatività corrente	17	-14	31	n.s.
Utile dell'operatività corrente al lordo delle imposte	**380**	**313**	**67**	**+21,4%**

La minor incidenza degli accantonamenti ai fondi per rischi ed oneri, che al 31 dicembre 2006 incorporavano anche gli stanziamenti per il rinnovo del CCNL, avvenuto a fine 2007, unitamente ai minori altri costi netti dell'operatività corrente rilevati nell'esercizio, hanno determinato una crescita dell'utile dell'operatività corrente pari al 21,4%.
A tale riguardo è opportuno precisare che la rilevante variazione positiva registrata dagli "Altri costi e ricavi dell'operatività corrente" è prevalentemente da imputare alla modifica del perimetro di consolidamento avvenuta nel periodo, che incorpora anche la rilevazione del maggior valore derivante dall'applicazione dell'IFRS 3 per consolidare le società dell'ex Gruppo Centro Leasing, pari a 17 milioni di euro al lordo dell'effetto fiscale e con un impatto sull'utile netto consolidato per complessivi 9,7 milioni di euro. Depurando i dati al 31 dicembre 2007 degli impatti derivanti dalla variazione del perimetro di consolidamento verificatasi nel periodo, la voce in oggetto registrerebbe comunque costi netti inferiori del 57,1% rispetto all'esercizio 2006.

L'utile netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Utile dell'operatività corrente al lordo delle imposte	**380**	**313**	**67**	**+21,4%**
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Imposte sul reddito	-158	-111	-47	+42,3%
Utile di pertinenza di terzi	-37	-32	-5	+15,6%
Utile netto	**185**	**271**	**-86**	**-31,7%**

La presenza, al 31 dicembre 2006, di utili da operazioni non ricorrenti per 101 milioni di euro (98 milioni al netto del relativo carico fiscale), come ricordato precedentemente, ha comportato una diminuzione dell'utile netto di 86 milioni di euro, pari al 31,7%; tuttavia, al netto di tali componenti non ricorrenti, l'utile netto sarebbe incrementato di circa 12 milioni di euro, pari al 6,9%, rispetto al precedente esercizio.
Come riportato nella "Premessa", le maggiori imposte sul reddito dell'esercizio includono l'onere fiscale relativo alle minori imposte differite attive nette, pari a circa 11 milioni di euro, rilevate a seguito della riduzione delle aliquote IRES ed IRAP, introdotte con le modifiche della normativa fiscale.

Il ROE e gli altri ratios

Il ROE del Gruppo, calcolato rapportando l'utile dell'anno 2007 al patrimonio netto contabile medio ponderato del periodo 31 dicembre 2006 – 31 dicembre 2007 ed escludendo l'utile in formazione, risulta pari all'11,9% (12,8% al 31 dicembre 2006 senza tener conto degli utili da operazioni non ricorrenti); in proposito si precisa che nel suddetto periodo il patrimonio netto contabile è aumentato di circa 89 milioni di euro (+5,5%).
Per quanto riguarda l'andamento di alcuni ratios economici del Gruppo Banca CR Firenze, rispetto al 31 dicembre 2006 si rilevano i seguenti significativi decrementi:

- del cost/income, calcolato rapportando le spese di funzionamento al margine di intermediazione lordo e pertanto non influenzato dagli utili da operazioni non ricorrenti, che passa dal 59,1% al 55,6%;
- dell'incidenza del costo del personale e delle spese amministrative complessive sul totale attivo, rispettivamente passate dall'1,68% all'1,32% e dal 2,53% al 2,08% principalmente per effetto dell'imputazione a conto economico della quota esuberante del TFR, come riportato nel commento del risultato operativo netto.


Utile al netto delle operazioni non ricorrenti e ROE
milioni di euro
14%
13%
12%
11%
200
180
160
140
120
100
80
60
40
dicembre 06
dicembre 07
Utile al netto delle operazioni non ricorrenti
ROE al netto delle operazioni non ricorrenti


Patrimonio netto e ROE
milioni di euro
14%
13%
12%
11%
1.900
1.800
1.700
1.600
1.500
1.400
1.300
1.200
1.100
1.000
dicembre 06
dicembre 07
Patrimonio netto
ROE al netto delle operazioni non ricorrenti

Relazione sulla gestione consolidata

4. Le grandezze patrimoniali e la struttura

Come ricordato nel capitolo precedente, le grandezze economico-patrimoniali di Gruppo risentono dell'effetto della variazione del perimetro di consolidamento che, a partire dal 1° luglio 2007, ha determinato il consolidamento integrale dei saldi del Gruppo Centro Leasing Banca e Centro Factoring S.p.A.

Le attività gestite per conto della clientela

La raccolta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta diretta	18.572	17.009	1.563	+9,2%
Raccolta indiretta	21.849	21.910	-61	-0,3%
Raccolta totale	**40.421**	**38.919**	**1.502**	**+3,9%**

La raccolta complessiva cresce del 3,9%, sostanzialmente per effetto dell'incremento registrato dalla componente diretta (+9,2%) in presenza di una sostanziale stabilità della componente indiretta (-0,3%).

La raccolta diretta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Passività finanziarie al costo ammortizzato e al *fair value*	18.516	16.958	1.558	+9,2%
- Raccolta a vista	*10.397*	*10.099*	*298*	*+3,0%*
- Obbligazioni (comprese subordinate)	*6.335*	*5.346*	*989*	*+18,5%*
- Pronti contro termine	*1.285*	*1.115*	*170*	*+15,2%*
- Altre passività al costo ammortizzato	*499*	*398*	*101*	*+25,4%*
Passività finanziarie di negoziazione	56	51	5	+9,8%
Raccolta diretta	**18.572**	**17.009**	**1.563**	**+9,2%**

L'aggregato in esame presenta una crescita del 9,2% rispetto all'esercizio precedente, sostanzialmente da ascrivere all'espansione del comparto obbligazionario, influenzato anche dal consolidamento col metodo integrale di Centro Leasing Banca S.p.A., oltre che dai maggiori volumi registrati dalla raccolta a vista e dai pronti contro termine.

La raccolta indiretta

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Raccolta amministrata	11.436	11.470	-34	-0,3%
Raccolta gestita	10.413	10.440	-27	-0,3%
Gestioni patrimoniali (GPM - GPS - GPF)	*2.154*	*2.603*	*-449*	*-17,2%*
Fondi	*5.364*	*5.106*	*258*	*+5,1%*
Assicurazioni	*2.810*	*2.669*	*141*	*+5,3%*
Fondi di previdenza complementare	*85*	*62*	*23*	*+36,4%*
Raccolta indiretta	**21.849**	**21.910**	**-61**	**-0,3%**

La raccolta indiretta risulta sostanzialmente allineata ai valori del precedente esercizio. La stabilità del comparto amministrato risente del trasferimento ad altra banca delle azioni Banca CR Firenze di proprietà dell'Ente Cassa di Risparmio di Firenze e della Fondazione Cassa di Risparmio della Spezia, nell'ambito degli accordi stipulati dalle due fondazioni per il trasferimento del controllo della Banca a Intesa Sanpaolo S.p.A.; al netto di tale trasferimento, la raccolta amministrata avrebbe conseguito una crescita pari al 10,3%. Nel comparto gestito si è verificata una ricomposizione del saldo complessivo, con una diminuzione delle gestioni patrimoniali, solo in parte compensata dalla crescita del comparto assicurativo, dei fondi comuni d'investimento e della previdenza complementare.

Le passività del comparto assicurativo

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006 pro-forma	Variazione assoluta	Variazione %
Passività finanziarie valutate al *fair value*	889	1.099	-210	-19,1%
Riserve tecniche	1.901	1.547	354	+22,9%
Totale passività del comparto assicurativo	**2.790**	**2.646**	**144**	**+5,5%**

La variazione netta registrata dalle passività del comparto assicurativo (+5,5%) consegue all'applicazione della "fair value option" da parte della controllata Centrovita Assicurazioni S.p.A. ed è coerente con l'aumento registrato dalle "Attività finanziarie valutate al *fair value*", evidenziata nel seguito della presente Relazione sulla gestione.
Peraltro, come si evince dalla tabella di cui sopra, le passività del comparto assicurativo hanno visto un mutamento nella loro composizione a seguito dell'operatività dell'esercizio, caratterizzata dalla stipula di contratti a prevalente contenuto assicurativo che hanno di fatto sostituito contratti meramente finanziari.

Gli impieghi a clientela

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Conti correnti	2.450	2.284	166	+7,3%
Mutui	8.679	7.345	1.334	+18,2%
Carte di credito, prestiti personali e cessioni del quinto	197	211	-14	-6,6%
Locazione finanziaria	3.298	0	3.298	n.s.
Factoring	806	0	806	n.s.
Altre operazioni	4.294	4.411	-117	-2,7%
Crediti deteriorati	661	377	284	+75,3%
Impieghi a clientela	**20.385**	**14.628**	**5.757**	**+39,4%**

A fine 2007 i crediti a clientela si attestano a 20.385 milioni di euro, con una crescita del 39,4% rispetto alla fine del precedente esercizio; tale incremento, oltre che dall'espansione del comparto mutui, è stato determinato dall'inclusione dal 1° luglio 2007 nel perimetro di consolidamento delle società dell'ex Gruppo Centro Leasing e di Centro Factoring S.p.A., che ha comportato la rilevazione delle rispettive forme tecniche d'impiego.

La qualità del portafoglio crediti

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Sofferenze lorde	437	315	122	+38,7%
Dubbi esiti	-235	-164	-71	+43,3%
Sofferenze nette	**202**	**151**	**51**	**+33,8%**
Grado di copertura sofferenze	**53,8%**	**52,1%**		**+1,7%**
Incagli e ristrutturati lordi	266	197	69	+35,0%
Dubbi esiti	-60	-39	-21	+53,8%
Incagli e ristrutturati netti	**206**	**158**	**48**	**+30,4%**
Grado di copertura incagli e ristrutturati	**22,6%**	**19,8%**		**+2,8%**
Scaduti/sconfinati da oltre 180 giorni lordi	260	76	184	+242,1%
Dubbi esiti	-7	-8	1	-12,5%
Scaduti/sconfinati da oltre 180 giorni netti	**253**	**68**	**185**	**+272,1%**
Grado di copertura scaduti/sconfinati da oltre 180 giorni	**2,7%**	**10,5%**		**-7,8%**
Crediti deteriorati lordi	963	588	375	+63,8%
Dubbi esiti	-302	-211	-91	+43,1%
Crediti deteriorati netti	**661**	**377**	**284**	**+75,3%**
Grado di copertura crediti deteriorati	**31,4%**	**35,9%**		**-4,5%**

Il Gruppo ha continuato a perseguire politiche di accantonamento cautelative, testimoniate dalla crescita registrata dal grado di copertura delle sofferenze e delle posizioni incagliate e ristrutturate; tuttavia, l'ingresso nel perimetro del Gruppo di Centro Leasing Banca S.p.A. e di Centro Factoring S.p.A. ha determinato una rilevante crescita dei crediti deteriorati, in particolare per il consolidamento delle posizioni scadute/sconfinate da oltre 180 giorni di Centro Factoring S.p.A. (185 milioni di euro), su cui sono stati calcolati dubbi esiti di importo contenuto (1 milione di euro) in ragione del fatto che, per 48 milioni di euro, si tratta di posizioni acquistate ad un prezzo che è allineato al valore di presumibile realizzo ed incorpora anche l'effetto dell'attualizzazione, mentre per il rimanente si tratta di crediti verso la Pubblica Amministrazione (ASL ed Enti territoriali) rivenienti da cessioni pro-soluto, il cui ritardo nei pagamenti dipende esclusivamente da sfasamenti verificatisi nei flussi temporali di cassa. La suddetta componente ha pertanto comportato una diminuzione di 4,1 punti percentuali del grado di copertura complessivo dei crediti deteriorati, che sarebbe stato invece pari al 39,2% nel caso in cui non fossero stati consolidati i suddetti crediti relativi a Centro Factoring S.p.A., conseguendo quindi un incremento di 3,3 punti base rispetto al precedente esercizio. L'ammontare degli accantonamenti forfettari del portafoglio in bonis è risultato pari a circa 82 milioni di euro, sostanzialmente in linea rispetto all'importo presente al 31 dicembre 2006, determinato tenendo conto dell'inclusione dal 1° luglio 2007 nel perimetro di consolidamento delle società dell'ex Gruppo Centro Leasing e di Centro Factoring S.p.A.; il suddetto ammontare corrisponde allo 0,42% dei crediti in bonis, leggermente inferiore rispetto a quanto rilevato nell'esercizio precedente (0,46%) a perimetro omogeneo, anche in considerazione dell'incremento degli impieghi a clientela nel periodo in esame, particolarmente concentrato su forme tecniche garantite.

L'attività sui mercati finanziari e l'operatività in azioni proprie

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Interbancario				
- attivo	1.252	1.672	-420	-25,1%
- passivo	-4.281	-816	-3.465	n.s.
Totale interbancario netto	**-3.029**	**856**	**-3.885**	**n.s.**
Attività finanziarie in portafoglio negoziabili				
- detenute per la negoziazione	200	546	-346	-63,4%
- valutate al *fair value*	1.703	1.531	172	+11,2%
- disponibili per la vendita	3.357	3.303	54	+1,6%
Totale attività finanziarie in portafoglio negoziabili	**5.260**	**5.380**	**-120**	**-2,2%**
Derivati				
- di copertura (valori nozionali)	2.924	2.302	622	+27,0%
- di negoziazione (valori nozionali)	9.201	8.897	304	+3,4%
Totale derivati	**12.125**	**11.199**	**926**	**+8,3%**

La posizione netta sull'interbancario al 31 dicembre 2007 presenta un saldo negativo, dovuto sostanzialmente al consolidamento della posizione interbancaria delle società dell'ex Gruppo Centro Leasing e di Centro Factoring S.p.A.
Le attività finanziarie in portafoglio segnano una lieve flessione a causa del decremento delle attività detenute per la negoziazione, che ha sopravanzato la crescita dei titoli "disponibili per la vendita" e delle attività valutate al *fair value*.
Le attività finanziarie costituite da titoli di debito, quote di fondi, Sicav, ETF e partecipazioni minoritarie, acquisite e detenute in ottica reddituale e in relazione a strategie di investimento di medio o lungo periodo (senza intenzione di prolungare tale investimento sino alla scadenza del titolo) sono inserite nei portafogli della proprietà classificati come Available for Sale ("AFS").
La gestione dei portafogli obbligazionari AFS è stata caratterizzata nell'anno da una parziale rotazione, realizzata principalmente con la sostituzione di posizioni in titoli bancari a tasso variabile (oggetto di parziali realizzi, in presenza di interessanti livelli di prezzo) mediante acquisti di CCT, BOT e CTZ, destinati principalmente a soddisfare le esigenze di rinnovo delle operazioni di pronti contro termine della clientela nonché interessanti, nell'attuale fase di mercato, dal punto di vista reddituale.
Nel complesso, i portafogli obbligazionari hanno fatto registrare, in ottica di Gruppo, una sostanziale stabilità, anche in presenza dell'attività di accentramento delle posizioni proprietarie di Cassa di Risparmio della Spezia S.p.A. e di Cassa di Risparmio di Pistoia e Pescia S.p.A., attività attualmente in corso per il processo di accentramento della finanza presso la Capogruppo. La gestione dei portafogli obbligazionari ha in generale privilegiato strumenti con riprezzamento frequente, durata contenuta, buone caratteristiche di liquidità e di merito creditizio.
In ottica di una migliore diversificazione degli investimenti per mercati di riferimento, pur mantenendo una limitata esposizione alle oscillazioni di mercato, sono state anche acquisite quote marginali di fondi bilanciati e di fondi *hedge*.
Le attività finanziarie acquisite e detenute nell'ottica di lucrare su differenziali di prezzo in relazione a strategie di *trading* di breve periodo o di arbitraggio, sono inserite nei portafogli della proprietà classificati come Held for Trading ("HFT"); sono altresì inseriti nei portafogli classificati come HFT i titoli di debito oggetto di servizi di negoziazione per conto proprio negoziati con Clientela.
La gestione dei portafogli azionari HFT è stata caratterizzata da criteri prudenziali, sulla base dell'analisi dell'andamento dei principali indicatori macro-economici e fondamentali e delle opportunità offerte dalle attività di trading. La posizione in titoli azionari risulta marginale.
Al 31 dicembre 2007 non risultano, nei portafogli di negoziazione del Gruppo, titoli azionari Banca CR Firenze SpA.
L'operatività in contratti derivati, finalizzata principalmente al bilanciamento dei rischi finanziari e all'intermediazione, si è mantenuta su livelli interessanti anche nell'anno in esame, in particolare per quanto riguarda l'attività della clientela *corporate* (Imprese) interessata a strumenti di protezione dal rischio di tasso e alla riduzione dei costi. L'operatività in derivati si è anche concretizzata nella stipula di contratti di *swap* a copertura di prestiti obbligazionari emessi o collocati dalle banche del Gruppo.
Al 31 dicembre 2007 il valore nozionale complessivo dei contratti derivati in essere era pari a 12.125 milioni di euro, di cui:

- 2.924 milioni di euro a copertura dei prestiti obbligazionari;
- 9.201 milioni di euro, di negoziazione.

Le interessenze partecipative

La relativa voce di bilancio, che riflette le partecipazioni "rilevanti", vale a dire in società consolidate a patrimonio netto nelle quali il Gruppo esercita un'influenza notevole o sottoposte a controllo congiunto, al 31 dicembre 2007 ammonta a 382 milioni di euro.
La voce ha registrato un decremento netto di 94 milioni di euro rispetto al 31 dicembre 2006, da imputare al consolidamento col metodo integrale delle partecipazioni in Centro Leasing Banca S.p.A. e Centro Factoring S.p.A. che al 31 dicembre 2006, essendo valutate con il metodo del patrimonio netto (in quanto collegate), confluivano nella presente voce per un valore pari alla relativa quota del patrimonio netto contabile di pertinenza del Gruppo.
Si segnala che con il passaggio ai principi IAS/IFRS gli altri investimenti partecipativi del Gruppo sono ora inclusi tra le "Attività finanziarie disponibili per la vendita", che comprendono anche altri titoli di capitale.
Di seguito si riportano i dati e le informazioni riguardanti l'andamento economico-patrimoniale delle principali società partecipate nel corso dell'esercizio 2007; a tale riguardo si segnala che le informazioni ivi riportate sono redatte secondo i principi IAS/IFRS ad eccezione dei dati di bilancio di Centrovita Assicurazioni che, seppur consolidata sulla base dei valori "IAS compliant", applica i suddetti principi esclusivamente ai fini del bilancio del Gruppo, in quanto predispone il proprio bilancio "ufficiale" secondo la normativa ISVAP.

Società Controllate

CR Pistoia e Pescia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	**86**	**75**	**11**	**14,7%**
Commissioni nette e recuperi su depositi e c/c	38	38	0	0,0%
Altri ricavi	1	3	-2	-66,7%
Margine d'intermediazione lordo	**125**	**116**	**9**	**7,8%**
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-3	-1	-2	200,0%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-76	-78	2	-2,6%
Saldo altri costi e ricavi	-1	-2	1	-50,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	**45**	**35**	**10**	**28,6%**
Imposte	-19	-14	-5	35,7%
Utile netto	**26**	**21**	**5**	**23,8%**
ROE	10,7%	9,0%	1,7%	-
Impieghi verso clientela	2.227	2.011	216	10,7%
Raccolta diretta da clientela	2.138	1.995	143	7,2%
Raccolta indiretta da clientela	2.109	2.301	-192	-8,3%
Patrimonio netto	262	254	8	3,1%
Filiali	**80**	**78**	**2**	**2,6%**

L'esercizio 2007 si è chiuso con un utile netto di 26 milioni di euro, in crescita del 23,8% rispetto al 2006, grazie al contenimento dei costi e alla crescita del margine d'interesse (+14,7%), che ha positivamente influenzato tutti i margini reddituali; tale effetto è stato determinato anche da una sostenuta crescita degli impieghi, che al 31 dicembre 2007 si attestano a 2.227 milioni di euro, con un incremento del 10,7% rispetto al 2006.
L'utile dell'operatività corrente al lordo delle imposte registra un incremento di ben il 28,6%.
Di notevole rilievo risultano i miglioramenti del cost/income ratio, che passa dal 62,9% dello scorso anno al 58,9%, nonché del ROE, che si attesta al 10,7% contro il 9,0% dell'esercizio precedente.
Infine, la raccolta diretta si attesta a 2.138 milioni di euro, con una variazione positiva del 7,2%, mentre la raccolta indiretta presenta una flessione dell'8,3% dovuta alla diminuzione sia della raccolta amministrata (-13,8%) che della raccolta gestita (-4,4%).

CR La Spezia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	76	57	19	33,3%
Commissioni nette e recuperi su depositi e c/c	32	29	3	10,3%
Altri ricavi	2	2	0	0,0%
Margine d'intermediazione lordo	110	88	22	25,0%
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-6	-1	-5	n.s.
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-63	-58	-5	8,6%
Saldo altri costi e ricavi	2	-1	3	n.s.
Utile (perdita) dell'attività corrente al lordo delle imposte	43	28	15	53,6%
Imposte	-19	-13	-6	46,2%
Utile netto	24	15	9	60,0%
ROE	13,9%	8,6%	5,3%	-
Impieghi verso clientela	1.459	1.188	271	22,8%
Raccolta diretta da clientela	1.889	1.584	305	19,3%
Raccolta indiretta da clientela	1.885	1.633	252	15,4%
Patrimonio netto	184	191	-7	-3,7%
Filiali	**75**	**66**	**9**	**13,6%**

L'esercizio 2007 si è chiuso con un utile netto di 24 milioni di euro, in crescita di ben il 60,0% rispetto all'esercizio 2006, incorporando un incremento del margine d'interesse pari al 33,3% il quale, unitamente alle altre componenti di ricavo, ha portato il margine di intermediazione lordo a 110 milioni di euro, in crescita del 25,0% su dicembre 2006.
In seguito al rilevante aumento dell'operatività aziendale, ed all'acquisizione di 10 filiali della Capogruppo avvenuto in data 1° gennaio 2007, le spese correnti evidenziano un incremento (+20,9%). Il costo del personale rimane sostanzialmente in linea con il valore registrato al 31 dicembre 2006, in quanto i maggiori costi legati alle 10 filiali acquisite dalla Capogruppo risultano in gran parte compensati dall'imputazione al conto economico dell'adeguamento positivo del TFR esistente al 1° gennaio 2007, derivante dall'applicazione delle modifiche normative apportate dal D.Lgs. 252/2005 e dalla legge 296/2006, che a partire da tale data hanno disposto il conferimento all'INPS o a fondi di previdenza complementare delle posizioni maturate dai dipendenti.
A conferma dei positivi risultati raggiunti sotto il profilo reddituale, si registra la crescita della raccolta diretta e indiretta (rispettivamente del 19,3% e del 15,4%) nonché l'elevato aumento degli impieghi a clientela (+22,8% rispetto al 2006), che a fine esercizio raggiungono i 1.459 milioni di euro.

CR Orvieto S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	29	25	4	16,0%
Commissioni nette e recuperi su depositi e c/c	9	9	0	0,0%
Altri ricavi	1	0	1	n.s.
Margine d'intermediazione lordo	39	34	5	14,7%
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-4	-2	-2	100,0%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-23	-22	-1	4,5%
Saldo altri costi e ricavi	-1	-1	0	0,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	11	9	2	22,2%
Imposte	-5	-4	-1	25,0%
Utile netto	6	5	1	20,0%
ROE	12,7%	11,9%	0,8%	-
Impieghi verso clientela	609	524	85	16,2%
Raccolta diretta da clientela	593	559	34	6,1%
Raccolta indiretta da clientela	268	268	0	0,0%
Patrimonio netto	49	47	2	4,3%
Filiali	42	41	1	2,4%

L'esercizio 2007 si è chiuso con un utile netto di 6 milioni di euro (contro 5 milioni di euro del 2006), con un incremento del 20,0% ed una crescita del ROE di 0,8 punti percentuali.
Il margine d'interesse netto, pari a 29 milioni di euro, mostra un incremento del 16,0% dovuto principalmente all'aumento degli interessi netti da clientela (+27,0%), che hanno beneficiato della positiva dinamica degli impieghi a clientela (+16,2%) e dell'aumento del differenziale tra tassi attivi e passivi, che ha più che compensato il rilevante incremento degli interessi passivi su titoli verificatosi nel periodo.
Data la sostanziale stabilità dei costi operativi, e pur scontando una elevata crescita delle rettifiche di valore dovuta a maggiori dubbi esiti su sofferenze rilevati nel periodo, l'utile dell'operatività corrente si è cifrato in 11 milioni di euro, in aumento del 22,2% rispetto al 2006.
Nel 2007 la raccolta complessiva da clientela ha fatto registrare un incremento del 4,1% rispetto all'esercizio precedente; in particolare, la raccolta diretta ha quasi raggiunto i 600 milioni di euro, con un incremento del 6,1%.

CR Civitavecchia S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	37	30	7	23,3%
Commissioni nette e recuperi su depositi e c/c	11	11	0	0,0%
Margine d'intermediazione lordo	48	41	7	17,1%
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-1	-3	2	-66,7%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-28	-25	-3	12,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	19	13	6	46,2%
Imposte	-8	-6	-2	33,3%
Utile netto	11	7	4	57,1%
ROE	15,3%	10,1%	5,2%	-
Impieghi verso clientela	733	617	116	18,8%
Raccolta diretta da clientela	777	680	97	14,3%
Raccolta indiretta da clientela	387	371	16	4,3%
Patrimonio netto	82	77	5	6,5%
Filiali	35	32	3	9,4%

L'esercizio 2007 si chiude con un utile netto di 11 milioni di euro, +57,1% rispetto al 2006, con una crescita sostenuta di tutti i margini reddituali, a partire dal margine d'interesse (+23,3%), che beneficia dei maggiori volumi di impiego rilevati nel periodo (+18,8%, pari a 116 milioni di euro).
Grazie alle minori rettifiche di valore nette, l'utile dell'attività corrente ha assorbito l'aumento dei costi operativi attestandosi quindi a 19 milioni di euro, con una crescita del 46,2% su base annua.
Positivo l'andamento della raccolta totale da clientela, in incremento dell'11,8%, dovuta in particolare ad un aumento della raccolta diretta (+14,3%), legata all'aumento di tutte le forme tecniche ed in particolare di quella a vista e dei pronti contro termine.

Banca C.R. Firenze Romania S.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	4	3	1	33,3%
Commissioni nette e recuperi su depositi e c/c	1	1	0	0,0%
Altri ricavi	1	1	0	0,0%
Margine d'intermediazione lordo	6	5	1	20,0%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-9	-5	-4	80,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	-3	0	-3	n.s.
Utile netto	-3	0	-3	n.s.
ROE	n.d.	n.d.	n.d.	n.d.
Impieghi verso clientela	67	45	22	48,9%
Raccolta diretta da clientela	99	39	60	153,8%
Patrimonio netto	12	16	-4	-25,0%
Filiali	19	11	8	72,7%

Al 31 dicembre 2007 la banca rumena presenta una perdita netta di 3 milioni di euro, su cui hanno principalmente inciso gli investimenti sostenuti per l'apertura di otto nuove filiali, l'assunzione del personale per quelle di nuova apertura e l'adeguamento agli standard operativi di Gruppo.

Da segnalare l'aumento del margine d'interesse (+33,3% rispetto al 2006) direttamente riconducibile alla crescita degli impieghi a clientela (+22 milioni di euro, pari al 48,9%).

Centro Leasing Banca S.p.A. e Centro Leasing Rete S.p.A. (dati consolidati)

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	70	51	19	37,3%
Commissioni nette e recuperi su depositi e c/c	10	5	5	100,0%
Altri ricavi	6	10	-4	-40,0%
Margine d'intermediazione lordo	86	66	20	30,3%
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-27	-22	-5	22,7%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-41	-33	-8	24,2%
Saldo altri costi e ricavi	1	1	0	0,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	19	12	7	58,3%
Imposte	-10	-6	-4	66,7%
Utile netto	9	6	3	50,0%

L'utile del 2007 si attesta a 9 milioni di euro contro i 6 milioni di euro dell'esercizio precedente; tale crescita (+50,0%) è stata generata principalmente dai primi effetti del piano industriale ed è stata anche influenzata dal riacquisto dei crediti relativi ad una cartolarizzazione ed alla relativa plusvalenza realizzata.
Sul margine di interesse, in crescita di 19 milioni di euro (+37,3%), hanno influito positivamente i maggiori impieghi generati sia dall'aumento della produzione che dal riacquisto di crediti cartolarizzati, che complessivamente si attestano a circa 4 milioni d'euro (+11,5% rispetto al 2006).
L'utile dell'operatività corrente al lordo delle imposte si attesta a 19 milioni d'euro, con un incremento del 58,3% rispetto al 2006, principalmente grazie alla crescita del margine d'interesse, che compensa l'incremento registrato dalle rettifiche di valore per circa 5 milioni di euro (+22,7%) e dai costi operativi per circa 8 milioni di euro (+24,2%).

Centro Factoring S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	**14**	**13**	**1**	**7,7%**
Commissioni nette e recuperi su depositi e c/c	11	12	-1	-8,3%
Margine d'intermediazione lordo	**25**	**25**	**0**	**n.s.**
Rettifiche/ riprese di valore nette di crediti e altre attività fin.	-10	-7	-3	42,9%
Costi operativi (spese di funzionamento+accant.ai fondi rischi e oneri)	-11	-13	2	-15,4%
Saldo altri costi e ricavi	5	5	0	0,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	**9**	**10**	**-1**	**-10,0%**
Imposte	-4	-5	1	-20,0%
Utile netto	**5**	**5**	**0**	**-0,1%**
ROE	**n.d.**	**n.d.**	**n.d.**	**n.d.**
Impieghi verso clientela	937	929	8	0,9%
Raccolta diretta da clientela	93	68	25	36,8%
Debiti verso società di leasing	4	4	0	0,0%
Patrimonio netto	57	53	4	7,5%

L'utile del 2007 si attesta a 5 milioni di euro, in linea con il risultato dell'esercizio precedente nonostante l'aumento del 42,9% delle rettifiche su crediti a seguito anche di un più approfondito livello di analisi delle controparti e del pieno recepimento dei dettami di Basilea II.

Centrovita Assicurazioni S.p.A.

VOCI (importi in milioni di euro calcolati secondo la normativa ISVAP)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
RAMO DANNI				
Premi di competenza	25	21	4	+16,9%
Oneri relativi ai sinistri	-2	-2	-1	+27,8%
Ristorni, partecipazioni agli utili e altre voci	-1	-2	1	-26,3%
Spese di gestione	-15	-13	-2	+16,3%
Risultato ramo danni	**6**	**5**	**2**	**+31,9%**
RAMO VITA				
Premi di competenza	713	631	82	+13,0%
Proventi da investimenti	36	44	-7	-16,9%
Altri proventi netti	50	156	-107	-68,3%
Oneri relativi ai sinistri	-565	-739	175	-23,6%
Variazione delle riserve matematiche	-160	69	-229	-331,2%
Spese di gestione	-57	-47	-10	+21,2%
Altre voci	-3	-98	94	-96,6%
Risultato ramo vita	**15**	**17**	**-2**	**-12,6%**
Risultato ramo danni + ramo vita	**21**	**21**	**-1**	**-2,8%**
Altri costi e ricavi diversi	**-1**	**0**	**-1**	**n.s.**
Imposte sul reddito	-8	-8	0	0,0%
Utile netto	**12**	**13**	**-1**	**-6,8%**
ROE	**21,4%**	**23,1%**	**-**	**-1,8%**

Il 2007 si è chiuso con un utile netto pari a 12 milioni di euro, con un decremento del 6,8% rispetto al 2006: a fronte di un risultato positivo del comparto "Ramo danni" (+31,9%), si è registrata una diminuzione del "Ramo vita" (-12,6%), da ascrivere principalmente ai minori proventi da investimenti (-16,9%) rispetto al 31 dicembre 2006.

L'ammontare complessivo dei premi contabilizzati nell'esercizio è stato di 738 milioni di euro, con un incremento del 13,2% rispetto al 31 dicembre 2006.

Infogroup S.p.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Fatturato netto	85,1	81,1	4,0	4,9%
Costi di gestione	80,1	75,8	4,3	5,7%
Margine operativo netto	**5,0**	**5,3**	**-0,3**	**-5,7%**
Oneri e proventi finanziari	0,0	0,0	0,0	n.s.
Saldo altri costi e ricavi	0,4	0,1	0,3	n.s.
Risultato corrente	**5,4**	**5,4**	**0,0**	**0,0%**
Imposte	-2,5	-2,8	0,3	-10,7%
Risultato netto	**2,9**	**2,6**	**0,3**	**11,5%**
ROE	**31,1%**	**32,2%**	**-1,1%**	-
Patrimonio netto	11	10	1	10,0%
Debiti finanziari	0	2	-2	-100,0%
Totale capitale proprio e di terzi	11	12	-1	-8,3%
Debiti finanziari/ Patrimonio netto in %	0,1%	19,9%	-19,8%	-99,5%
Mezzi di terzi/ PN degli azionisti in %	318,6%	418,4%	-99,8%	-23,9%
Disponibilità e titoli negoziabili	0,7	1,2	-0,5	-41,7%

La società opera nella fornitura di servizi informatici nel settore bancario ed assicurativo, nelle soluzioni relative ai sistemi banca-assicurazione, ai sistemi relativi all'utilizzo di carte di credito, di debito e privative, nello sviluppo di prodotti di banca virtuale e per l'erogazione di servizi bancari in un'ottica multicanale, nello sviluppo di prodotti e nell'erogazione di servizi per l'e-commerce, nella fornitura di servizi di monetica e telematica ad istituzioni finanziarie ed a gruppi sia della grande che della capillare distribuzione, nello sviluppo di prodotti e nell'erogazione di servizi per la formazione bancaria a distanza anche mediante l'utilizzo delle tecnologie innovative.
Il valore della produzione ha superato gli 85 milioni di euro, di cui quasi 39 derivanti da attività di servizio verso il Gruppo.
Tutti gli indicatori di redditività sono positivi; l'utile netto espresso in migliaia di euro (2.861) cresce dell'11,3% rispetto al 2006.

CR Firenze Gestion Internationale S.A.

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'interesse	1	1	0	**0,0%**
Commissioni nette e recuperi su depositi e c/c	20	20	0	0,0%
Margine d'intermediazione lordo	21	21	0	**0,0%**
Costi operativi (spese di funzionamento+accant.ai fondi rischi e oneri)	-1	-1	0	0,0%
Utile (perdita) dell'attività corrente al lordo delle imposte	20	20	0	**0,0%**
Imposte	-1	-1	0	0,0%
Utile netto	19	19	0	**0,0%**

L'utile netto pari a 19 milioni di euro è del tutto in linea al risultato del precedente esercizio, cosi come i margini intermedi. Prosegue l'attività di diversificazione degli *assets* per un corretto approccio alle linee evolutive del mercato.

Immobiliare Nuova Sede S.r.l.

Immobiliare Nuova Sede Srl, società avente come missione la costruzione e la valorizzazione del complesso immobiliare a Firenze nel quartiere di Novoli dove sarà trasferita la sede direzionale di Banca CR Firenze S.p.A., chiude il bilancio al 31 dicembre 2007 con un risultato negativo di 377 mila euro.
Il risultato di esercizio, fino al termine dei lavori e alla messa a reddito della costruzione prevista per la fine del corrente anno, è generato dai costi di funzionamento della società.

City Life S.p.A.

La società, dopo alcuni esercizi con risultati negativi, ha chiuso il bilancio 2007 con un utile netto di 0,2 milioni di euro.
Nell'anno 2007 le principali azioni intraprese sono state le seguenti:

- Ulteriore revisione del portafoglio clienti e prodotti/servizi con conseguente riduzione della clientela medio-piccola e concentrazione sui prodotti/servizi orientati alla gestione dei contenuti e del turismo/tempo libero;
- Consolidamento del rapporto e delle forniture al Gruppo CRF per i portali LIBERAMENTE – IOIMPRESA;
- Gestione e sviluppo dei portali di proprietà di CITYLIFE per il turismo, per il tempo e per il tempo libero (www.GoTuscany.it – www.viaggipiramide.it.);
- Mantenimento della posizione di supremazia sul territorio del portale www.firenze.net ceduto in corso d'anno a Banca CR Firenze, con la conferma, nonostante la presenza di altri portali concorrenti, di circa 1.200.000 visitatori /anno con pagine viste pari a 11.800.000/anno.

Società sottoposte a controllo congiunto *(joint ventures)*

Findomestic Gruppo

VOCI (importi in milioni di euro)	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Margine d'intermediazione lordo	620	578	42	7,3%
Rettifiche/ riprese di valore nette di crediti e altre attività finanziarie	-144	-103	-41	39,8%
Risultato netto della gestione finanziaria	476	475	1	0,2%
Costi operativi (spese di funzionamento+accantonamenti ai fondi per rischi e oneri)	-304	-280	-24	8,6%
Altre	0	2	-2	-100,0%
Risultato dell'attività operativa	171	196	-25	-12,8%
Imposte	-102	-90	-12	13,3%
Utile netto	69	106	-37	-34,9%
ROE	10,20%	17,30%	-7,10%	

Il margine d'intermediazione, che rapportato agli impieghi vivi medi ha una incidenza del 6,04%, in diminuzione di 31 p.b. rispetto al 2006, ammonta ad 620 milioni di euro in aumento del 7,3% rispetto al 2006, sostenuto dalle crescita degli impieghi (+12,8% rispetto al 2006) e dallo sviluppo dei ricavi da prodotti assicurativi.
Questo andamento illustra la tendenza alla riduzione della redditività finanziaria, che deve fronteggiare da un lato l'aumento del costo del rifinanziamento e dall'altro il rafforzamento della concorrenza, particolarmente sui punti vendita o nei concessionari.
Per quanto concerne il rischio di credito al 31 dicembre 2007, le rettifiche di valore su crediti, al netto delle riprese di valore, sono pari a 144,4 milioni di Euro, in aumento del 39,8% rispetto all'anno precedente.
In queste condizioni, il rapporto del costo del rischio complessivo sugli impieghi medi gestiti si stabilisce all'1,41% per l'anno 2007, in aumento rispetto al livello raggiunto nell'esercizio precedente (1,14%). Peraltro, il livello raggiunto rimane sempre tra i migliori del mercato.
L'andamento del costo del rischio, nonostante l'introduzione continuativa di innovazioni procedurali nella gestione e nello studio delle pratiche, è dovuto principalmente ad un peggioramento delle condizioni di recupero che sono legate, tra l'altro, ad un allargamento dei profili finanziabili e ad un allungamento delle durate rispetto agli anni passati.
I crediti dubbi (crediti in sofferenza, incagliati e scaduti) rappresentano il 2,19% dei crediti lordi verso la clientela, contro l'1,73% al 31 dicembre 2006.
I costi operativi del 2007 ammontano a 304,3 milioni di euro, in crescita dell'8,6% rispetto all'anno scorso, in particolare per l'incremento degli investimenti di marketing realizzati nel 2007 e per gli effetti del rinnovo del Contratto Collettivo Nazionale del Lavoro del settore bancario.

Il risultato dell'attività operativa ammonta a 171,1 milioni di euro, in diminuzione del 12,8%. Se confrontato con gli impieghi medi gestiti il risultato operativo rappresenta l'1,67%, in diminuzione di 49 centesimi rispetto al 2006.
Le imposte sul reddito dell'esercizio (101,9 milioni di Euro) comprendono le imposte correnti di 112,1 milioni di Euro e la fiscalità differita netta di 10,2 milioni di Euro. Le modifiche apportate dalla Legge Finanziaria per il 2008 alla misura delle aliquote Ires e Irap hanno comportato un effetto negativo straordinario di 11,4 milioni di Euro per la rideterminazione della fiscalità differita iscritta nei precedenti esercizi ed un ulteriore impatto negativo di 7,0 milioni di Euro sulle imposte correnti dell'anno 2007 a causa dei differenziali di aliquota 2007 e dell'incremento dell'aliquota Irap di 0,85 punti percentuali che ha comportato una maggiore imposta di 3,6 milioni di euro.
L'andamento generale, come sopra analizzato, evidenzia un utile netto di 68,7 milioni di euro, in diminuzione del 35,1%. Al netto dei costi fiscali aggiuntivi, l'utile netto sarebbe stato de 90,8 milioni di euro in diminuzione del 18,5% rispetto a quello del 2006 (106 milioni di euro).
Conseguentemente all'incremento dei mezzi propri, dovuto alla messa in riserva di 44,8 milioni di euro dell'utile del 2006 ed all'aumento della riserva di rivalutazione, si evidenzia un ROE, che passa dal 17,3% per il 2006 al 10,2% per il 2007.

Soprarno SGR S.p.A.

Soprarno SGR S.p.A. è stata costituita in data 3 agosto 2006 e, in data 15 gennaio 2007, è stata iscritta nell'Albo delle Società di Gestione del Risparmio al n. 236.
Il capitale sociale della società, pari a 2 milioni di euro è detenuto per il 95% in misura paritetica da Banca Ifigest S.p.A. e Banca CR Firenze S.p.A.
Il primo semestre 2007 è stato totalmente impiegato nell'attività di strutturazione della Società e dei prodotti gestiti.
Per diverse funzioni sono stati stipulati contratti di outsourcing con le banche socie.
In particolare Banca Ifigest S.p.A. svolge la funzione di controllo interno, compliance, amministrazione, bilancio, controllo di gestione e information technology, mentre Banca CR Firenze S.p.A. assolve la funzione di banca depositaria.
La società si è dotata di un Comitato di Gestione e di un Comitato Risk Management formati da persone della società e delle banche socie di elevata e comprovata esperienza nel settore.
L'inizio dell'attività di gestione è avvenuto nel mese di luglio 2007, dopo aver ottenuto in data 14 giugno 2007 l'approvazione del Regolamento Unico dei Fondi.
Al momento la società propone alla propria clientela tre tipologie di fondi, per un totale di dieci fondi: sei Flessibili, tre Azionari Passivi e uno Obbligazionario.
Per quanto attiene ai canali distributivi, sono stati stipulati accordi di collocamento con le due banche socie. Nei primi mesi di attività la società ha potuto contare su un patrimonio che si aggirava intorno ai 100 milioni di euro, per arrivare a fine anno ad un patrimonio gestito di circa 196 milioni di euro.
In merito al risultato economico di periodo (-0,9 mln), si può rilevare come sul fronte dei costi la società sia rimasta in linea con quanto preventivato al momento della costituzione. Sul lato dei ricavi si ricorda come questi, derivando esclusivamente dalle commissioni di gestione e di incentivo applicate dai fondi gestiti, non hanno logicamente potuto compensare, nei pochi mesi di attività del 2007, i costi di un intero anno.
La società ritiene comunque possibile il raggiungimento del pareggio di gestione già a partire dall'esercizio 2008.

I conti di capitale

Il patrimonio netto

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Capitale sociale e sovrapprezzi di emissione	931	929	2	+0,3%
Riserve da valutazione (adeguamento al *fair value*)	-29	-12	-17	+141,7%
Altre riserve	623	433	190	+43,9%
Utile netto	185	271	-86	-31,7%
Patrimonio netto	**1.710**	**1.621**	**89**	**+5,5%**

Il patrimonio netto del Gruppo cresce di circa 89 milioni di euro (+5,5%) rispetto al 31 dicembre 2006, principalmente per effetto dell'accantonamento a riserve di parte degli utili 2006; tale variazione positiva ha più che compensato le diminuzioni registrate dalle riserve da valutazione e dall'utile netto di periodo.

Il patrimonio di vigilanza e i coefficienti di solvibilità

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006	Variazione assoluta	Variazione %
Patrimonio di base al netto degli elementi da dedurre (tier 1)	1.441	1.282	159	+12,4%
Patrimonio supplementare al netto degli elementi da dedurre (tier 2)	802	834	-32	-3,8%
Elementi da dedurre dal totale patrimonio di base e supplementare	-34	-50	16	-32,0%
Patrimonio di vigilanza	**2.209**	**2.066**	**143**	**+6,9%**
Rischi di credito	2.088	1.747	341	+19,5%
Rischi di mercato	51	42	9	+21,4%
Altri requisiti prudenziali	52	9	43	+477,8%
Totale requisiti prudenziali	**2.191**	**1.798**	**393**	**+21,9%**
Attività di rischio ponderate	27.385	22.485	4.900	+21,8%
Patrimonio di base/Attività di rischio ponderate (tier 1 ratio)	5,26%	6,22%		-0,96%
Patrimonio di vigilanza/Attività di rischio ponderate (total capital ratio)	8,24%	9,34%		-1,10%
Coefficiente di solvibilità	8,46%	9,45%		-0,99%

Per quanto riguarda il patrimonio di base, l'incremento è principalmente legato alla crescita delle riserve di pertinenza del Gruppo (prevalentemente da attribuire all'imputazione a riserve di una parte del rilevante utile netto dell'esercizio 2007) e del patrimonio di pertinenza di terzi, per effetto del consolidamento integrale di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.; tali variazioni hanno infatti più che compensato la minor entità dell'utile di periodo rispetto all'esercizio precedente, che peraltro incorporava utili non ricorrenti per circa 98 milioni di euro al netto del relativo impatto fiscale, nonché i minori filtri prudenziali positivi derivanti dalla chiusura di alcune opzioni put su partecipazioni in essere al 31 dicembre 2006 e l'incremento delle riserve negative su titoli AFS, che sono computate in diminuzione del patrimonio di base e hanno registrato un aumento per il maggior ammontare relativo all'interessenza detenuta in Cassa dei Risparmi di Forlì e della Romagna S.p.A., che nell'anno è scesa sotto il 10% facendo sì che la relativa partecipazione non venga riportata tra gli elementi da dedurre. In proposito si segnala infine che gli elementi da dedurre dal patrimonio sia di base che supplementare sono diminuiti in seguito al consolidamento col metodo integrale di Centro Leasing Banca e Centro Factoring, che risultavano incluse nella voce in esame in quanto erano consolidate col metodo del patrimonio netto, nonché alla già ricordata riduzione dell'interessenza in Cassa dei Risparmi di Forlì e della Romagna S.p.A. al di sotto della soglia del 10%.

La diminuzione del patrimonio supplementare incorpora il decremento delle passività subordinate avvenuto in relazione alla minore computabilità, ai fini di Vigilanza, di alcune emissioni obbligazionarie effettuate in esercizi precedenti.

La crescita delle attività di rischio ponderate è sostanzialmente dovuta alla variazione del perimetro di consolidamento, che ha comportato l'inclusione in tale voce dei valori di pertinenza di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.

Prospetto di raccordo tra il patrimonio netto e l'utile d'esercizio della Capogruppo ed i corrispondenti valori del bilancio consolidato

Importi in milioni di euro

Descrizione	31 dicembre 2007 Patrimonio Netto	31 dicembre 2007 Utile d'esercizio	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio
Capitale	828		827	
Sovrapprezzi di emissione	102		101	
Riserve	485		310	
Riserve da valutazione	-28		-12	
Avviamento	-89		-88	
Utile d'esercizio		150		240
Totale Banca CR Firenze SpA	**1.298**	**150**	**1.138**	**240**
Riserve di rivalutazione di pertinenza del Gruppo	0		0	
Altre riserve di pertinenza del Gruppo	16		6	
Riserva di consolidamento	-31		-31	
Rilevazione del patrimonio di pertinenza di terzi	197		139	
Differenze positive di consolidamento	-220		-216	
Risultati netti delle società consolidate con il metodo integrale		116		86
Attribuzione degli utili netti di pertinenza di terzi		-36		-30
Eliminazione dei dividendi infragruppo		-48		-43
Interessi passivi su passività di negoziazione consolidate (put option)		-4		-4
Effetto commissioni gestite come up-front		-2		0
Effetto PPA		10		
Eliminazione rettifiche di valore su partecipazioni consolidate con il metodo integrale		0		0
Eliminazione plusvalenze da cessione su attività finanziarie ed attività materiali infragruppo		0		0
Totale società consolidate con il metodo integrale	**-38**	**38**	**-102**	**9**
Riserva di consolidamento	153		148	
Rilevazione del patrimonio di pertinenza di terzi	4		5	
Differenze positive di patrimonio netto	-14		-14	
Risultati netti delle società valutate con il metodo del patrimonio netto		33		57
Eliminazione dei dividendi delle società consolidate con il metodo del patrimonio netto		-31		-34
Attribuzione degli utili netti di pertinenza di terzi		-1		-1
Effetto commissioni gestite come up-front		-2		0
Totale società consolidate con il metodo del patrimonio netto	**143**	**-1**	**139**	**22**
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.403**	**185**	**1.175**	**271**

Il Patrimonio netto consolidato del Gruppo Banca CR Firenze risulta pertanto così composto:

Descrizione	31 dicembre 2007 Patrimonio Netto	31 dicembre 2007 Utile d'esercizio	31 dicembre 2006 Patrimonio Netto	31 dicembre 2006 Utile d'esercizio
Capitale	828		827	
Sovrapprezzi di emissione	102		101	
Riserve	623		433	
Riserve da valutazione	-28		-12	
Utile di pertinenza del Gruppo		185		271
Patrimonio e utile di pertinenza del Gruppo	**1.525**	**185**	**1.349**	**271**
Patrimonio di pertinenza di terzi	**201**	**37**	**144**	**31**
Patrimonio e utile consolidati	**1.726**	**186**	**1.493**	**271**
Avviamento di pertinenza della Capogruppo	-89		-88	
Differenze positive di consolidamento (avviamento)	-220		-216	
Differenze positive di patrimonio netto (avviamento)	-14		-14	
Totale Patrimonio Gruppo Banca CR Firenze (comprensivo del patrimonio di terzi e dell'avviamento)	**1.403**	**185**	**1.175**	**271**

I flussi finanziari

Le variazioni dei flussi di cassa del Gruppo al 31 dicembre 2007 rispetto all'esercizio 2006 sono sintetizzabili come segue:

Importi in milioni di euro	31 dicembre 2007	31 dicembre 2006
Gestione	1.049	890
- utle del periodo	*185*	*271*
- altre variazioni	*864*	*619*
Liquidità netta generata/(assorbita) dalle attività e passività finanziarie	-705	-903
Liquidità netta generata/(assorbita) dall'attività operativa	**345**	**-13**
Liquidità netta generata/(assorbita) dall'attività di investimento	**-195**	**-28**
Liquidità netta generata/(assorbita) dall'attività di provvista	**-109**	**86**
FLUSSO MONETARIO DEL PERIODO	**41**	**45**

Le dinamiche sopra esposte riflettono gli andamenti delle variabili economiche e patrimoniali commentate nei precedenti paragrafi della presente Relazione. Per maggiori dettagli si rimanda al "Rendiconto finanziario" di cui agli schemi di bilancio consolidato, esposti nelle pagine che seguono.

L'attività di organizzazione

Interventi normativi

Nel corso del 2007 sono stati disposti i seguenti interventi:

- E' stata portata a termine la revisione del Modello di organizzazione e gestione 231, formalizzato con la relativa normativa interna sia per Banca CR Firenze che per CR Orvieto e CR Civitavecchia.
- È stato adottato il "Regolamento di Gruppo per il Sistema di Gestione dei Rischi Operativi". Tale Regolamento si pone l'obiettivo di definire la politica del Gruppo Banca CR Firenze per la gestione dei rischi specifici, ossia dei rischi di perdite derivanti dalla inadeguatezza o dalla disfunzione di procedure, risorse umane e sistemi interni, oppure da eventi esogeni.
- E' stato aggiornato il "Regolamento del Gruppo Banca CR Firenze" in relazione alle variazioni avvenute nella composizione del Gruppo e al ruolo del Comitato Rischi. Nell'ambito dell'adeguamento alla legge 626/05 "Disposizioni per la tutela del risparmio e la disciplina dei mercati finanziari", è stato formalizzato il ruolo del Dirigente preposto alla redazione dei documenti contabili societari.
- È stata estesa l'adozione del "Regolamento di Gruppo per la Validazione ed il Controllo del Sistema di Rating". In particolare, nella Capogruppo è stata istituita una "Funzione di Controllo dei modelli di rischio di credito", finalizzata a verificare l'efficacia dei modelli interni; a seguito dell'adeguamento ai principi di Basilea II e alle "Nuove Disposizioni di Vigilanza Prudenziale" emanate da Banca d'Italia è stata infine introdotta la funzione di "convalida" presso la Capogruppo.

Processo di Integrazione di Gruppo

A completamento del processo di integrazione avviato nel 2006, dal 1° giugno 2007 Banca CR Firenze ha preso in carico le attività precedentemente svolte da CR Spezia nonché le funzioni di organizzazione, logistica, amministrazione del personale e legale.
Il 7 maggio il CdA di CR Pistoia e Pescia ha approvato le linee guida del Progetto Integrazione e Governo di Gruppo, e l'avvio della fase di analisi; alla quale sono seguite le proposte di intervento sulla struttura organizzativa della Banca, conseguenti alle fasi di assessment organizzativo e sulle risorse umane svoltosi tra giugno e settembre.
Il 17 dicembre ha avuto inizio la ristrutturazione organizzativa della Direzione Centrale, e l'accentramento presso la Capogruppo delle attività di Ragioneria Generale, Amministrazione del Personale, Logistica, Tecnico, Servizi di Supporto, Legale e Contenzioso, Finanza e Cassa Centrale.

Processi operativi e di controllo

In relazione al Decreto Bersani, è stato rivisto il processo di gestione del compenso per l'estinzione anticipata ed è stata introdotta la "portabilità" dei mutui ipotecari casa; è stata infine disciplinata la gestione dei rimborsi per compensi su estinzioni anticipate, percepiti successivamente alla decorrenza del decreto.
In base alle disposizioni di Basilea II è stato attivato il nuovo processo per la gestione della clientela condivisa delle Banche del Gruppo, e sono stati disciplinati i processi del credito relativi alle valutazioni analitiche, collettive e di rischio paese e alla determinazione del tasso di perdita; sono stati introdotti due nuovi applicativi per determinare il calcolo del pricing del credito, differenziato in funzione dei livelli di rischio, e per consentire la visualizzazione del rating assegnato alle aziende.

Con riferimento ai processi relativi ad incassi e pagamenti, presso la Capogruppo è stata avviata la produzione delle nuove carte a Microcircuito, che andranno progressivamente a sostituire le carte multifunzione (Bancomat, Pagobancomat e VisaElectron), in ottemperanza a quanto disposto dagli organismi Europei per l'Area Unica dei Pagamenti (SEPA).
Sono state adeguate le procedure in relazione agli obblighi sull'identificazione dell'ordinante sui bonifici in partenza introdotti dal Regolamento CEE n. 1781, ed è stata adottata una procedura specifica per la gestione amministrativa delle richieste di completamento dei dati da e verso le altre Banche Corrispondenti, sia italiane che estere. E' stata realizzata su Home Banking la funzione informativa relativa ai bonifici estero.

Servizi operativi

Con riferimento alla corrispondenza domiciliata presso le Filiali, è stato uniformato il processo estendendolo a CR Civitavecchia, CR Orvieto e CR Spezia, consentendo una maggiore tempestività nella consegna e una parallela diminuzione di lavoro nei centri smistamento interni delle Banche.

L'attività commerciale

Politiche commerciali e canali distributivi

Nel corso del 2007, il Gruppo ha conseguito risultati commerciali di rilievo, confermando il proprio posizionamento nel mercato di riferimento e accrescendo la propria base di clientela di 8.000 unità.
Questi risultati sono stati ottenuti attraverso una costante attenzione ai bisogni dei diversi segmenti di clientela, alla focalizzazione sullo sviluppo delle nuove aree di business e all'ampliamento delle possibilità e modalità di contatto con la clientela.
In particolare per quanto riguarda i canali remoti, il servizio Liberamente destinato ai clienti privati ha registrato a fine dicembre l'adesione di 109.000 clienti (+12% rispetto a dicembre 2006). Sono state effettuate oltre 600.000 operazioni dispositive e 12.000.000 informative (rispettivamente l'82% e il 40% in più rispetto al 2006).
Il significativo incremento dell'operatività dispositiva è da attribuire anche all'ampliamento dei servizi di pagamento avvenuto nel corso del 2007 con l'attivazione dei bollettini postali premarcati, dei MAV, della ricarica delle Carte Mediaset Premium e della possibilità di calcolare on line il preventivo del mutuo e la sua concreta fattibilità.
Un altro contributo importante per la diffusione delle multicanalità è stato offerto dal progetto "Oasi Relax" che ha previsto l'installazione, presso 21 Filiali del Gruppo, di stazioni interattive collegate al sito Liberamente.net per consentire alla clientela di sperimentare, con il supporto del personale di Filiale, il canale Internet e di apprezzarne i vantaggi in termini di semplicità e rapidità di utilizzo.
Per quanto concerne i servizi di Home Banking alle imprese, i clienti convenzionati sono passati da 26.600 a dicembre 2006 a circa 36.800 a dicembre 2007, con un incremento percentuale pari al 38%.
L'offerta multicanale si è arricchita di nuovi servizi destinati alle imprese, quali il servizio di Gestione Documentale, che consente alle imprese di gestire per via elettronica l'intero processo di fatturazione, la funzionalità "Estratto conto e contabili" per consultare/scaricare on line i documenti che, di volta in volta, la Banca rende disponibili, il servizio di Allineamento Elettronico degli Archivi IBAN, per facilitare le imprese nella conversione massiva degli archivi al codice IBAN, obbligatorio dal 1° gennaio 2008, l'introduzione della Quietanza Elettronica, in sostituzione della cartacea, per i pagamenti on line delle Deleghe F24.
Relativamente ai POS, quelli installati presso i clienti del Gruppo CR Firenze sono 18.800 (+8%) e il negoziato totale è pari a circa 1.435 milioni di euro (+15%).
Inoltre, si è ampliata la presenza della Rete di Promotori anche attraverso l'acquisizione della Rete Cortal Consors S.A., a seguito della quale la Rete di Banca CR Firenze si posiziona sull'intero territorio nazionale con 67 punti di vendita, 294 Promotori ed una raccolta superiore a 1 miliardo di euro.

Mercato Retail

Le attività commerciali realizzate in corso d'anno rivolte alla clientela privata si sono focalizzate sul miglioramento della capacità di acquisizione di nuovi clienti, sulla riduzione del tasso di perdita della clientela, sul sostegno alla crescita di alcune importanti linee di business, quali, tra l'altro, le polizze assicurative, i fondi pensione ed i finanziamenti a privati.
E' stata lanciata una nuova offerta per la sottoscrizione del c/c "ScontoCorrente", che ha prodotto un aumento del numero di questi conti a circa 19.000 unità (+13.000 rispetto a dicembre 2006).
Come segnalato nel bilancio della Capogruppo, allo scopo di prevenire il fenomeno della "perdita clienti", è stato messo a punto il nuovo Score di Attrition Privati che si avvale di una migliore predittività rispetto al precedente e permette di intervenire in presenza di una graduale riduzione/erosione del rapporto; ad aprile ha avuto avvio l'iniziativa "Viaggi di Valore" a supporto delle azioni di acquisizione clienti, di retention e di sviluppo del cross-selling che prevede l'assegnazione di un "premio fedeltà", ai clienti con elevata anzianità di rapporto e alto indice di cross selling, e di un premio d'ingresso ai nuovi clienti.
Per quanto riguarda i prodotti di investimento, nel corso del 2007 sono state collocate sul mercato domestico 64 emissioni obbligazionarie per complessivi 1.064 milioni di euro, con un notevole incremento rispetto all'anno precedente (+16%).
Nel comparto assicurativo, la raccolta premi lorda a livello di Gruppo ammonta a circa 684 milioni di euro (+13% rispetto al 2006).
La nuova produzione dell'anno si è concentrata prevalentemente sui prodotti di RAMO III ad elevato contenuto assicurativo (88% tra Index e Unit-linked).
Costante inoltre per tutto il 2007 il buon andamento delle polizze a copertura dei rischi sulla "persona" (salute, temporanea caso morte, infortuni, responsabilità civile) e le polizze danni collegate a mutui (+60% rispetto a fine 2006).
Tra gli altri prodotti che hanno riscosso un notevole successo commerciale si segnalano:

- i prestiti personali "Prestissimo" (prodotto gestito da Findomestic Banca Spa): in questo comparto sono stati erogati prestiti per 97milioni di euro, con un aumento del 47% rispetto al 2006;
- le operazioni di mutuo casa: sono stati erogati mutui per 990 milioni, con un aumento del 42% rispetto allo stesso periodo dell'anno precedente;
- i Fondi Pensione CRF Previdenza: al 31 dicembre 2007 hanno aderito 35.000 clienti (+46% rispetto al 31 dicembre 2006), di cui circa 4.000 aderenti collettivi; Il patrimonio gestito supera così gli 85 milioni di euro (+37% rispetto all'anno precedente);
- le carte prepagate, che hanno superato le 80.000 unità, con un incremento del 13% rispetto al 2006.

Per quanto riguarda il mercato delle Piccole Imprese, nel corso dell'anno 2007, l'attività commerciale si è concentrata sull'acquisizione di nuova clientela e sullo sviluppo del comparto degli impieghi, tramite il rafforzamento della partnership con le Associazioni di Categoria.
Relativamente alla collaborazione con i Consorzi Garanzia Fidi si sono svolte nell'arco dell'anno due iniziative rispettivamente con Toscana Comfidi e Artigiancredito Toscano che hanno messo a disposizione un plafond complessivo di finanziamenti di 140 milioni di euro per favorire lo sviluppo e la competitività delle imprese del territorio. Entrambe si sono avvalse del contributo di Fidi Toscana, che ha controgarantito gli affidamenti concessi. Più in dettaglio, l'iniziativa con Toscana Comfidi (plafond: 100 mln di euro) ha generato circa 700 richieste di finanziamento per circa per circa 100 mln di euro, "impegnando", quindi, integralmente il plafond stabilito. L'iniziativa con Artigiancredito Toscano (plafond: 40 mln di euro), che ha generato al 31/12/2007 130 richieste per circa 12 milioni di finanziamenti, si concluderà il 30/4/2008.
E' stata inoltre rivista l'offerta di prodotti in convenzione con il Consorzio "Confidi Imprese Toscane" finalizzata all'incremento dell'operatività con il Consorzio di riferimento dell'Associazione Industriali: il nuovo listino prevede la parametrizzazione dei tassi rispetto ad indici di mercato per tutte le linee di credito concedibili e la differenziazione sia del pricing applicato da Banca CRF sia del costo della garanzia del Consorzio rispetto alla rischiosità delle controparti.

Mercato imprese

Nel mercato imprese, le iniziative commerciali sono state orientate a consolidare il ruolo del Gruppo in termini di partner bancario di riferimento, puntando all'incremento della quota di mercato sugli impieghi e all'aumento dei ricavi da servizi.
Inoltre, nell'ottica di aumentare il presidio nel settore agrario e ottimizzare l'efficacia commerciale, è stato costituito a luglio un Centro Imprese Agrarie, dotato di una struttura specialistica di alto livello, a cui sono stati assegnati circa 650 clienti, trasferiti dai vari Centri Imprese. Il Centro opera con una sede principale a Firenze e tre presidi territoriali a Montevarchi, Empoli e Siena.
Per rafforzare l'attuale presidio in Emilia Romagna, nel corso del mese di Dicembre è stato aperto il Centro Imprese di Modena al fine di favorire le sinergie a livello di Gruppo, negli stessi locali sono stati dislocati anche unità operative di Centro Leasing ed il Centro Factoring.
Nel 2007 sono stati conclusi contratti di leasing per 310 milioni di euro (+13% rispetto al 2006), il turnover delle operazioni di factoring ha raggiunto 550 milioni di euro (+15%).
L'attività nell'area della finanza d'impresa ha dato vita a numerose iniziative nei vari segmenti di operatività attraverso la proposta di soluzioni innovative, in grado di integrare la tradizionale offerta creditizia.

Mercato Private banking

Nel 2007 le principali linee di intervento rivolte al mercato private hanno riguardato l'evoluzione della gamma d'offerta, il completamento delle piattaforme tecnologiche e l'ampliamento del presidio territoriale, con il duplice obiettivo di migliorare la qualità del servizio offerto e di ottenere la crescita del numero dei Clienti Private prevista.
Come già segnalato nel bilancio della Capogruppo, per quanto riguarda l'arricchimento del catalogo prodotti, è stata realizzata la polizza "Private Scelta Esclusiva", una soluzione di investimento che coniuga i vantaggi di pianificazione successoria e fiscale del capitale offerto dal mantello assicurativo e dalla garanzia "plancher" con un forte livello di personalizzazione degli asset di portafoglio, attraverso la costituzione di un fondo assicurativo riservato ad un unico gruppo familiare; quanto all'altro prodotto core del mercato Private, le Gestioni Patrimoniali, è stata sottoposta a modifica la linea "Private Scelta Dinamica", dotandola di una maggiore flessibilità e consentendo di soddisfare le richieste dei clienti a più altro profilo di rischio.
Inoltre si è ulteriormente specializzata e accresciuta l' offerta multibrand di OICR acquistabili su dossier amministrato con le Sicav Banque Pictet.
Relativamente agli strumenti di supporto relazionale si evidenzia il rilascio delle nuove funzionalità di analisi (Asset Risk e Alert) dell'applicativo Pianoforte, lo strumento di supporto alla consulenza finanziaria dei gestori private e personal. Le nuove funzionalità vanno ad integrare quelle relative alla Posizione generale e all'Analisi Rischio e completano l'analisi del portafoglio della clientela, fornendo una comparazione del portafoglio reale con il portafoglio modello più adatto alle proprie aspettative. L'obiettivo è quello di fornire uno strumento di analisi e posizionamento in termini di rischio e/o classi d'investimento rispetto al profilo di rischio del Portafoglio del singolo cliente.

Mercato enti pubblici

L'attività commerciale del comparto si è indirizzata sia a rendere più efficiente l'offerta tradizionale dei servizi e dei sistemi di pagamento a questi legati (gestione di tesorerie, finanziamenti, mutui), sia all'ampliamento dell'offerta di prodotti innovativi come i primi sistemi di incasso di tributi tramite Internet, quali le multe per violazione del codice della strada.
L'attività di informatizzazione di nuovi servizi di cassa e di tesoreria è proseguita attraverso il progressivo aumento del numero degli Enti che inviano flussi tramite web parallelamente all'invio del materiale cartaceo. Questo sistema è propedeutico alla realizzazione della "firma digitale" degli ordinativi che consentirà la progressiva eliminazione del supporto cartaceo , ad oggi in sperimentazione

avanzata su 3 Enti di primaria importanza, per due dei quali è ormai giunta a conclusione la fase di parallelo cartaceo/digitale con previsione di passaggio ad operativo nei prossimi mesi.

Il Risk Management

Aspetti generali

Il Gruppo Banca CR Firenze attribuisce notevole importanza alla gestione e al controllo delle varie tipologie di rischio. Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione, Comitato Esecutivo e Direzione Generale) che si avvalgono del supporto del Comitato Rischi, struttura collegiale presieduta da un Consigliere di Amministrazione, appositamente delegato, e costituita anche dai Direttori Generali delle banche commerciali italiane del Gruppo e dai responsabili delle principali funzioni interessate. Nella sua attività il Comitato Rischi è assistito dal Risk Management che assicura la rilevazione, la misurazione e il controllo dei rischi negli aspetti quantitativi, nelle valutazioni con le metodologie previste dalla Vigilanza e nel raffronto con eventuali benchmark esterni ritenuti opportuni.
Il processo di misurazione e controllo è uniformato nelle metodologie e nelle normative di supporto per tutte le banche commerciali italiane. Sono in corso specifiche attività per uniformare, laddove ritenuto opportuno, le metodologie di misurazione sulle altre aziende del Gruppo.

Rischi finanziari

Il Consiglio di Amministrazione della Capogruppo definisce le linee guida strategiche per l'assunzione dei rischi in funzione degli obiettivi di creazione di valore e dei livelli di capitalizzazione della Capogruppo stessa e delle società controllate.
La gestione dei rischi finanziari è regolata a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Gli indicatori del rischio di tasso (diminuzione del valore economico dell'attivo e del passivo in seguito a shock parallelo di tasso d'interesse pari a 200 punti base, e il Patrimonio di Vigilanza, e impatto sul margine di interesse di una variazione dei tassi di interesse di 100 punti base), monitorati mensilmente, evidenziano a fine esercizio 2007, per le banche commerciali italiane del Gruppo, valori al di sotto dei limiti previsti dai regolamenti aziendali. A livello aggregato, per le banche commerciali italiane del Gruppo, la variazione del margine di interesse a seguito di shock parallelo dei tassi di 100 punti base è di circa 67 milioni di euro.
Il VaR del portafoglio di proprietà (utilizzato a scopi gestionali) e determinato sulla globalità dei titoli di debito e di capitale, a prescindere dalla loro classificazione contabile (AFS oppure HFT), con l'esclusione delle partecipazioni, ha replicato l'andamento delle volatilità dei principali fattori di rischio e si è attestato mediamente sul valore di 2,7 milioni di euro a livello di Gruppo, con un valore massimo di 3,7 milioni di euro, rimanendo sempre al di sotto del limite previsto nell'ambito dei regolamenti aziendali (fissato nello 0,5% della somma di tier 1 e tier 2 al lordo delle deduzioni).


VAR
4
3,5
3
2,5
2
1,5

A seguito degli eventi legati alla crisi dei mutui sub-prime la Banca ha condotto un'analisi sul tema della gestione del rischio di liquidità, dalla quale è emerso che il presidio sulla gestione di detto rischio è adeguato alla complessità operativa e alle dimensioni aziendali.

Rischi creditizi

La rischiosità delle controparti è determinata attraverso l'utilizzo di una pluralità di modelli di rating e di scoring, coerentemente con quanto previsto dalla Autorità di Vigilanza. Il sistema di rating è sviluppato secondo le *best practices* in uso e risulta differenziato per dimensione e tipologia di cliente. A dicembre 2007 i modelli sono in grado, nel loro complesso, di coprire circa il 90% delle esposizioni totali nei confronti di clientela ordinaria, mentre a dicembre 2006 la percentuale di copertura ammontava al 70% circa: l'incremento è dovuto in massima parte alla mappatura a PD dei modelli di scoring retail ed al rilascio di modelli di rating per imprese immobiliari di gestione e finanziarie.
La distribuzione delle esposizioni *performing* verso clientela ordinaria, suddivise per fasce di rischiosità, evidenzia come una corretta gestione del credito abbia portato ad una concentrazione delle esposizioni sulle fasce di minore rischiosità ("Rischio Basso" e "Rischio Medio") e ad un miglioramento apprezzabile nella loro distribuzione: i grafici mostrano, difatti, come da dicembre 2006 a dicembre 2007 le componenti a rischiosità bassa e medio-bassa si siano accresciute maggiormente rispetto a quelle a rischiosità medio-alta o alta.


Segmenti Imprese e Retail - Distribuzione esposizioni per fasce di rischio
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07
Rischio Alto
Rischio Medio - Alto
Rischio Medio
Rischio Medio - Basso
Rischio Basso


Segmento Imprese - Distribuzione esposizioni per fasce di rischio
40%
35%
30%
25%
20%
15%
10%
5%
0%
Rischio Basso
Rischio Medio - Basso
Rischio Medio
Rischio Medio - Alto
Rischio Alto
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07


Segmento Retail - Distribuzione esposizioni per fasce di rischio
30%
25%
20%
15%
10%
5%
0%
Rischio Basso
Rischio Medio - Basso
Rischio Medio
Rischio Medio - Alto
Rischio Alto
Dic - 06
Mar - 07
Giu - 07
Set - 07
Dic - 07

La suddivisione delle esposizioni per tipologia di garanzia evidenzia, rispetto al sistema, una diminuzione della quota di esposizioni assistite da garanzie reali; questo dipende dall'inserimento nel perimetro di consolidamento di Centro Leasing Banca per la quale il leasing immobiliare è considerato operazione non garantita.

Relativamente ai crediti *non performing* si registra una incidenza sostanzialmente stabile dell'indice "Sofferenze Lorde/Impieghi" (al lordo dei dubbi esiti) e su valori in linea con i dati medi registrati dal sistema bancario. Le altre categorie di default (incagli e sconfinati oltre 180 giorni) registrano un trend di sostanziale stabilità su base annua ma con incidenze inferiori alle medie del sistema bancario: in particolare, il rapporto "Incagli per Cassa/Impieghi", si colloca su valori sensibilmente inferiori a quelli della media e della mediana del sistema. Le nuove metriche rese disponibili a seguito del progressivo allineamento a quanto previsto da Basilea II ha portato nel 2007 ad utilizzare la strumentazione introdotta anche per la definizione degli indirizzi di piano strategico in termini di politiche creditizie.

L'attenzione alla gestione dei rapporti con i Confidi ha sempre caratterizzato la gestione del rischio di credito. Sotto questo aspetto, nel corso del 2007, sono state definite operazioni di finanziamento di tipo "segmentato" con la costituzione di fondi di garanzia parametrizzati alla rischiosità della clientela, il cui pricing è determinato sulla base di modelli di simulazione interni.

Rischi operativi

Nel 2007 il Gruppo, in confronto con le aziende aderenti al consorzio DIPO, registra una minor incidenza delle perdite operative sul margine di intermediazione rispetto al Sistema bancario. Nel periodo in esame nessun evento del Gruppo ha determinato la perdita massima a livello di Sistema.

Al fine di individuare le perdite previste come probabili dalle strutture aziendali è stata condotta un'indagine secondo la tecnica del Risk Self Assessment. Il confronto tra perdite avvenute e previste ha permesso in primo luogo di evidenziare come le prime siano allineate alle seconde e, in secondo luogo, di individuare i processi maggiormente a rischio, sui quali sono state avviate le valutazioni del caso.

Le Risorse Umane e la rete territoriale

Organici

Al 31 dicembre 2007 l'organico del Gruppo Banca CR Firenze si attesta a 6.468 risorse, di cui 6.333 personale a ruolo e 135 con contratto a tempo determinato (dati puntuali di fine periodo), registrando un incremento complessivo di 128 unità rispetto alla chiusura 2006 (di cui +163 a ruolo e -35 a tempo determinato).

	31 dicembre 2007			31 dicembre 2006			Var. dic/07 su dic/2006		
	Risorse a Ruolo	Risorse a Tempo determinato	Totale Personale Dipendente	Risorse a Ruolo	Risorse a Tempo determinato	Totale Personale Dipendente	Risorse a Ruolo	Risorse a Tempo determinato	Totale Personale Dipendente
Società consolidate integralmente									
Banca CR Firenze	3.593	75	3.668	3.467	88	3.555	126	-13	113
CR Pistoia e Pescia	673	10	683	682	12	694	-9	-2	-11
CR Civitavecchia	235	8	243	220	12	232	15	-4	11
CR Orvieto	210	-	210	195	17	212	15	-17	-2
CR La Spezia	600	12	612	601	12	613	-1	-	-1
Banca CR Firenze Romania	179	4	183	159	-	159	20	4	24
CR Firenze Gestion Internationale	3	-	3	2	-	2	1	-	1
Infogroup	390	9	399	392	8	400	-2	1	-1
Citylife	4	-	4	4	-	4	-	-	-
Centrovita Assicurazioni	41	16	57	37	20	57	4	-4	-
Immobiliare Nuova Sede	-	-	-	1	-	1	-1	-	-1
Centro Factoring	112	-	112	106	1	107	6	-1	5
Centro Leasing Banca	292	1	293	303	-	303	-11	1	-10
Centro Leasing GmbH	1	-	1	1	-	1	-	-	-
Totale organici consolidati Gruppo	6.333	135	6.468	6.170	170	6.340	163	-35	128
Società consolidate a Patrimonio Netto									
Gruppo Findomestic	2.113	283	2.396	1.993	291	2.284	120	-8	112
Sopramo Sgr	9	-	9	2	-	2	7	-	7
Totale società consolidate a Patrimonio Netto	2.122	283	2.405	1.995	291	2.286	127	-8	119

Le 6.468 risorse sono distribuite in 3.167 donne e 3.301 uomini (il personale femminile è pari al 48,9% del totale organico, rispetto al 47,3% dello scorso anno).

Le Banche Retail del Gruppo, con sede in Italia ed all'estero, registrano una percentuale di organico impiegato sui Canali pari a 74,8%, con un incremento dell'1,1% rispetto allo scorso anno.

	31 dicembre 2007				31 dicembre 2006			
	Risorse a Ruolo	Risorse a Tempo determinato	Totale Personale Dipendente	% canali	Risorse a Ruolo	Risorse a Tempo determinato	Totale Personale Dipendente	% canali
Banca CR Firenze	3.593	75	3.668	72,4%	3.467	88	3.555	71,6%
CR Pistoia e Pescia	673	10	683	78,8%	682	12	694	76,2%
CR Civitavecchia	235	8	243	88,1%	220	12	232	87,1%
CR Orvieto	210	-	210	83,3%	195	17	212	82,5%
CR La Spezia	600	12	612	81,0%	601	12	613	78,8%
Totale Banche Retail Italia	5.311	105	5.416	75,3%	5.165	141	5.306	74,2%
Banca CR Firenze Romania	179	4	183	61,2%	159	-	159	58,5%
Totale Banche Retail	5.490	109	5.599	74,8%	5.324	141	5.465	73,7%

Al 31 dicembre 2007 le risorse part-time sono complessivamente 389 e rappresentano il 6,9% dell'organico totale, contro il 6,8% del 2006.

L'età media si attesta a 42,4 anni, rimanendo sostanzialmente invariata rispetto allo scorso anno, mentre l'anzianità media di servizio registra un decremento di 0,3 anni, posizionandosi a 14,9 anni.

Personale delle banche del Gruppo - organici	Risorse	Età media (anni)	Anzianità media (anni)	% canali
Banca CR Firenze Spa	3.668	41,9	14,3	72,4%
CR Pistoia e Pescia	683	45,7	20,3	78,8%
CR Civitavecchia	243	42,4	14,3	88,1%
CR Orvieto Spa	210	42,3	14,5	83,3%
CR La Spezia Spa	612	43,6	16,7	81,0%
Banca CR Firenze Romania S.A.	183	36,0	2,2	61,2%
Totale Banche Retail	**5.599**	**42,4**	**14,9**	**74,8%**

In termini di composizione del personale per inquadramento si osserva un lieve incremento in valore assoluto dei Dirigenti e delle Aree Professionali (queste ultime diminuiscono però in termini percentuali rispetto al totale popolazione), ed un incremento, sia in valore assoluto che in termini percentuali, dei Quadri Direttivi.
Nella tabella sottostante il dettaglio degli inquadramenti per ciascuna Banca Retail del Gruppo:

Personale delle banche del Gruppo - composizione per qualifica	Dirigenti	Quadri Direttivi	Aree professionali
Banca CR Firenze Spa	70	1.067	2.531
CR Pistoia e Pescia	12	196	475
CR Civitavecchia	1	64	178
CR Orvieto Spa	1	59	150
CR La Spezia Spa	6	190	416
Banca CR Firenze Romania S.A.	2	29	152
Totale Banche Retail	**92**	**1.605**	**3.902**

Si segnala infine come al 31 dicembre 2007 si contino complessivamente 107 risorse distaccate presso la Capogruppo, contro le 115 presenti alla fine dell'esercizio precedente.
Il ricorso a personale distaccato si è accentuato nel corso degli ultimi anni, consentendo di migliorare a livello di Gruppo l'allocazione delle risorse e garantendo il finanziamento delle esigenze della Capogruppo in relazione al progressivo accentramento delle attività.

Selezione

Nel corso dell'esercizio 2007 sono pervenute complessivamente oltre 15.330 candidature, rispetto alle 14.500 dello scorso anno (230 curricula a CR Pistoia, 245 a CR La Spezia, 40 a CR Orvieto, 115 a CR Civitavecchia e 14.700 a Banca CR Firenze).
Alle selezioni per personale senza specifica esperienza, finalizzate ad un primo inserimento con contratto a tempo determinato, hanno partecipato complessivamente 1.284 candidati (di cui 946 per Banca CR Firenze e 338 per le altre Banche del Gruppo), dato in crescita di oltre il 19,0% rispetto all'anno precedente per quanto riguarda le Banche controllate, ma complessivamente in calo del 49,0%. La percentuale di superamento della soglia di ammissione al colloquio, in aumento del 2,0% circa per Banca CR Firenze, è al contrario lievemente calata per le altre Banche, attestandosi al 33,4% (rispetto al 34,0% registrato nel 2006).
Di coloro che hanno sostenuto il colloquio, il 72,6% ha conseguito l'idoneità (contro il 76,0% del 2006).
Nel corso del 2007 sono stati sottoposti a specifica selezione per il contratto di inserimento 111 candidati di Banca CR Firenze e 7 delle altre Banche del Gruppo (5 di CR La Spezia e 2 di CR Civitavecchia). L'esito è stato positivo per l'83,0% (82,9% di idoneità per Banca CR Firenze, 80,0% per CR La Spezia, 100,0% per CR Civitavecchia).
Per quanto riguarda l'apprendistato, tale tipologia di contratto è stata introdotta nel corso dell'esercizio presso la Capogruppo; le relative selezioni esterne hanno visto la partecipazione di 61 candidati, 50 dei quali hanno riportato un esito positivo (82,0%); di questi, 25 sono stati introdotti in Azienda a partire dal 1° aprile.
Nell'ambito delle selezioni di personale senza specifica esperienza, il processo prevede che tutti coloro che abbiano svolto uno o più periodi a tempo determinato della durata di almeno 3 mesi, riportando una valutazione positiva della prestazione, possano partecipare alla seconda fase di selezione, finalizzata all'assunzione a ruolo a tempo indeterminato. A tale selezione sono stati indirizzati 154 candidati di cui 108 da Banca CR Firenze e 46 dalle altre Banche del Gruppo, con una percentuale di idoneità pari al 94,0% (95,0% per Banca CR Firenze e 91,0% per le altre Banche), contro l'85,0% del 2006.
L'iter di selezione specialistica, riservato a risorse con maturata esperienza, ha coinvolto nel corso dell'anno 214 candidati di Banca CR Firenze e 24 provenienti dalle Banche del Gruppo. La percentuale di idoneità dei candidati esaminati si è attestata intorno al 79,0%, in diminuzione rispetto all'83,0% del 2006.
Selezioni per Banca CR Firenze Romania: i colloqui selettivi, finalizzati ad assunzioni sia in ruoli d'ingresso che specialistici, sono stati 47, con una percentuale di idonei pari al 68,0%.

Sviluppo e gestione delle risorse umane

Per Banca CR Firenze sono stati comunicati, in accordo con la Funzione Commerciale, i principali percorsi di sviluppo disegnati per la Rete distributiva ed il processo di selezione interna, definito al fine di garantire il governo dello sviluppo verticale fra i work level (aggregati di ruoli omogenei in termini di complessità).
Nel mese di ottobre si è conclusa la prima fase del processo di selezione interna previsto dai percorsi di sviluppo, fase finalizzata alla costituzione di bacini di persone idonee all'inserimento nei diversi ruoli in relazione alle esigenze aziendali.
Nel corso del primo semestre sono stati prodotti a CR La Spezia i risultati dell'assessment condotto nel 2006 sul Personale della Banca (rilevazione delle competenze e delle conoscenze tecniche detenute) per poi essere comunicati alle singole risorse e inseriti all'interno del sistema informativo del personale.
In corso d'anno è stato avviato anche l'assessment delle risorse umane su CR Pistoia e Pescia, nell'ambito del Progetto Integrazione e Governo di Gruppo. Tale assessment ha interessato 375 persone ed ha previsto un censimento delle competenze on line e un censimento delle conoscenze tecniche, riservato alla sola Rete distributiva. La rilevazione è stata effettuata in autovalutazione tramite un ambiente disponibile sulla procedura "People Web", già in uso presso la Capogruppo.
Si è conclusa la prima edizione del progetto di sviluppo manageriale Perseo condotta a livello di Gruppo (edizione 2006-2007). La prima fase (Master), iniziata nel settembre 2006, si è sviluppata nell'arco di sei mesi durante i quali sono state affrontate tematiche manageriali all'interno di un percorso modulare, e si è conclusa con la soluzione di un case study. Successivamente è stata avviata la seconda fase (Laboratorio) durante la quale le risorse sono state chiamate a mettere in pratica le conoscenze e le competenze acquisite nei sei mesi di didattica all'interno di una situazione simulata (business game a squadre). La terza ed ultima fase del programma (Training) è stata avviata con il corso propedeutico di "Project Management" ed è terminata con la presentazione dei progetti elaborati dai partecipanti ai Responsabili delle Funzioni di appartenenza.
A fine anno sono state attivate le selezioni per l'individuazione dei 30 partecipanti alle seconda edizione di Gruppo: le selezioni si concluderanno nel febbraio 2008 ed interesseranno circa 400 Persone.
È stato inoltre ufficialmente avviato il progetto dedicato alle risorse di Banca CR Firenze cha hanno conseguito il brevetto PERSEO nel 2006 (Progetto ME!). L'iniziativa si basa su un palinsesto di laboratori analogici (Esperienze) all'interno dei quali i partecipanti possono sperimentare capacità spendibili entro il contesto organizzativo.

Formazione

L'attività formativa di Gruppo ha registrato 58.169 giornate uomo di formazione interna in orario di lavoro (+72,7% rispetto al 2006 che registrava 33.678 gg./uomo), con 64.422 partecipazioni (+81,9% rispetto al 2006 che registrava 35.411 partecipazioni). In dettaglio le singole aziende hanno registrato i seguenti volumi di partecipazioni e di giornate uomo:

	Partecipazioni	Giornate/uomo
Banca CR Firenze	43.037	40.408
CR Pistoia e Pescia	8.471	6.724
CR La Spezia	5.148	4.509
CR Orvieto	2.657	2.429
CR Civitavecchia	3.409	2.720
Altre aziende del gruppo	91	180
Totali	64.422	58.169

I corsi si sono svolti prevalentemente presso il polo formativo della Capogruppo; in alcuni casi sono stati erogati direttamente presso le altre Banche del Gruppo.
In aggiunta a quanto indicato nel bilancio della Capogruppo, gli interventi formativi delle altre banche italiane sono stati i seguenti:

- CR Pistoia e Pescia – È stata effettuata attività di formazione e di stage sul segmento imprese e private in relazione all'introduzione dei Centri Imprese e Private; sono stati erogati corsi inerenti i fondi pensioni, ed attivato il processo di censimento delle conoscenze tecniche.
- CR La Spezia - Sono stati effettuati interventi in loco su qualità del servizio e tecniche di vendita, multicanalità, mutui ai privati, c/c Giotto, Leasing, controllo di gestione e reporting, inoltre sono stati effettuati aggiornamenti in tema di condizioni e di fidi.

- CR Orvieto - Sono stati effettuati interventi in loco rivolti ai Direttori ed alle Risorse di Rete sulla gestione della relazione di vendita con il cliente, ed erogati corsi di finanza a livello base ed intermedio.
- CR Civitavecchia - Sono stati erogati corsi di approfondimento sulla concessione del credito, sui fondi pensione e sulla riforma del TFR. A fine anno è stato avviato il censimento delle conoscenze tecniche.

La rete territoriale

Al 31 dicembre 2007 il numero delle filiali delle banche retail italiane del Gruppo ammonta a 550 unità, dislocate in 25 Province (7 Regioni); ad esse vanno aggiunte le 19 Filiali di Banca C.R. Firenze Romania.

Provincia	Banca CR Firenze	CR Pistoia e Pescia	CR la Spezia	CR Civitavecchia	CR Orvieto	Gruppo
Firenze	131	4				135
Arezzo	35					35
Bologna	6	11				17
Ferrara	1					1
Genova			2			2
Grosseto	16					16
La-Spezia			53			53
Livorno	10					10
Lucca	13	9				22
Mantova	7					7
Massa-Carrara			16			16
Modena	20					20
Parma			2			2
Perugia	16				2	18
Pisa	13					13
Pistoia	2	52				54
Prato	11	4				15
Ravenna	1					1
Reggio-Emilia	2		2			4
Rimini	1					1
Roma	13			31	9	53
Siena	19					19
Terni					22	22
Verona	1					1
Viterbo				4	9	13
TOTALE	318	80	75	35	42	550
CR Firenze Romania	19					19
TOTALE	337	80	75	35	42	569

Regione	N° filiali
TOSCANA	335
LIGURIA	55
UMBRIA	40
LAZIO	66
EMILIA ROMAGNA	46
LOMBARDIA	7
VENETO	1
Totale	**550**

In questo contesto sono inoltre operativi 35 Centri Imprese, 22 Centri Private, 4 Centri Enti e Tesorerie e 49 Spazi Finanziari.

L'attività di comunicazione

Per quanto riguarda la comunicazione esterna, numerose sono state le iniziative intraprese nel corso del 2007, come già dettagliatamente descritto nel bilancio della Capogruppo.
Con riferimento anche alla comunicazione interna, il 2007 ha visto un ulteriore consolidamento e sviluppo del sistema di comunicazione interna del Gruppo, per favorire la circolazione delle informazioni e la crescita professionale delle risorse, attraverso la definizione di una rete di referenti di comunicazione, dislocati nelle diverse Funzioni aziendali.
Particolare attenzione è stata riservata al canale informatico, la Intranet aziendale: è stato curato l'aggiornamento del sito, sono state implementate ulteriori funzionalità ed il numero delle notizie pubblicate giornalmente è stato raddoppiato.
E' stato realizzato il Piano di Comunicazione Integrata di Gruppo (PIIC), dove sono pianificate tutte le attività ed i progetti più significativi svolti dal Gruppo e dalle diverse Funzioni aziendali durante l'anno 2007.
La rilevazione della motivazione del personale e del clima interno negli ambienti di lavoro, già presente presso la Capogruppo e CR Pistoia, è stata introdotta in CR Civitavecchia, ed è stato avviato lo studio di fattibilità per l'estensione a CR Orvieto; è in corso un progetto per l'informatizzazione del sistema, in modo da ridurre i tempi di elaborazione dei dati. Presso la Capogruppo è stata introdotta l'analisi di fattori socio-demografici, oltre a quelli relativi alle unità organizzative.
Sono state riorientate le linee editoriali dell'*house organ* "Flash News", della rivista commerciale "PIN" e della Intranet, per valorizzare le sinergie tra i tre strumenti. Flash News è stato redatto per tutto il Gruppo come un unico giornale in formato tabloid, con sezioni dedicate alle singole Banche.

Relazione sulla gestione consolidata

5. I settori di attività del Gruppo

Premessa

A seguito dell'introduzione dei nuovi principi IAS/IFRS e secondo quanto previsto dalla Circolare Banca d'Italia n. 262 del 22 dicembre 2005, è stato realizzato un sistema di VBM (Value Based Management) che ha consentito non solo di produrre una rendicontazione rispettosa della nuova normativa, ma anche di arricchire la reportistica gestionale interna, rafforzando allo stesso tempo il legame di quest'ultima con i dati utilizzati per l'informativa esterna. A seguito della variazione del perimetro di consolidamento è stato introdotto rispetto all'esercizio 2006 il settore "Leasing & Factoring".

L'identificazione dei settori di attività

Al fine di attuare il processo di riattribuzione degli elementi reddituali e patrimoniali si è proceduto innanzitutto all'individuazione dei seguenti settori di attività:

- *Retail*, che include i seguenti sottosettori:
  - ✓ retail;
  - ✓ promotori finanziari;
  - ✓ altre reti bancarie (reti delle banche controllate che al momento non dispongono di canali distributivi differenziati per segmento di clientela servito);
- *Imprese e private*;
- *Finanza* (struttura preposta alla gestione del portafoglio di proprietà e della tesoreria a livello di Gruppo);
- *Wealth Management* (società che sviluppano prodotti per la gestione del risparmio);
- *Leasing e Factoring; (settore di nuova costituzione a seguito del consolidamento integrale, come riportato precedentemente, di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.)*
- *Corporate Center*, ovvero la struttura in cui sono concentrate le funzioni di governo, controllo e gestione delle partecipazioni (incluse quelle consolidate con il metodo del patrimonio netto fra le quali, in particolare, Findomestic Banca S.p.A.).

I criteri di calcolo della redditività per settore di attività

I costi ed i ricavi dei vari settori di attività sono stati allocati secondo le seguenti regole:

- il margine d'interesse è stato calcolato utilizzando tassi interni di trasferimento;
- a ciascun settore di attività sono stati attribuiti i relativi costi diretti; inoltre, i costi indiretti relativi ai servizi resi dal Corporate center alle varie business units operative sono stati ribaltati su queste ultime, sulla base della loro effettiva fruizione;
- i servizi resi dalle singole business units a favore di altre business units sono stati "fatturati" a queste ultime;
- all'interno del Corporate Center è stato costituito un "centro immobili", che sostiene i costi effettivi relativi alle immobilizzazioni, fatturando alle singole unità organizzative i fitti figurativi calcolati in base a quelli effettivi (per gli immobili in locazione) od al valore presumibile di realizzo dell'immobile (per gli immobili di proprietà);
- Il costo del rischio viene addebitato alle singole business units sulla base di parametri di valutazione coerenti con "Basilea II" e rappresenta una "assicurazione" contro il rischio di credito che viene riconosciuta al Corporate Center, che invece accoglie le perdite effettive e le svalutazioni dei crediti dubbi.

Si è attribuito a ciascun settore di attività uno specifico capitale assorbito medio, sulla base dell'esposizione alle varie tipologie di rischio (di mercato, di credito, di trasformazione e operativo); conseguentemente, la redditività del singolo settore è stata misurata in termini di RORAC (Return On Risk Adjusted Capital), attraverso il rapporto tra il contributo all'utile netto di Gruppo del settore ed il capitale da esso assorbito, calcolato come sopra descritto.

Sintesi

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	LEASING & FACTORING	CORPORATE CENTER (1)	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)							
dicembre 2007	756	153	44	62	61	4	1.080
dicembre 2006	702	166	33	61	n.d.	42	1.004
Variazione 2007/ 2006 (%)	7,7%	-7,8%	33,3%	1,6%	n.s.	-90,5%	7,6%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)							
dicembre 2007	253	59	33	47	31	-43	380
dicembre 2006	204	62	20	46	n.d.	-19	313
Variazione 2007/ 2006 (%)	24,0%	-4,8%	65,0%	2,2%	n.s.	126,3%	21,4%
UTILE NETTO (*) (€/mil)							
dicembre 2007	146	39	22	35	18	-38	222
dicembre 2006	138	49	16	34	n.d.	66	303
Variazione 2007/ 2006 (%)	5,8%	-20,4%	37,5%	2,9%	n.s.	n.s.	-26,7%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)							
dicembre 2007	9.841	5.184	5.119	2.895	4.622	-362	27.299
dicembre 2006	9.802	4.825	3.929	2.754	n.d.	846	22.156
Variazione 2007/ 2006 (%)	0,4%	7,4%	30,3%	5,1%	n.s.	n.s.	23,2%
TOTALE PASSIVITA' ONEROSE (€/mil)							
dicembre 2007	12.552	2.998	3.327	18	4.419	-441	22.873
dicembre 2006	12.374	2.954	1.836	34	n.d.	627	17.825
Variazione 2007/ 2006 (%)	1,4%	1,5%	81,2%	-47,1%	n.s.	n.s.	28,3%
CAPITALE ALLOCATO MEDIO (€/mil)							
dicembre 2007	579	362	97	81	232	544	1.895
dicembre 2006	584	276	103	83	n.d.	776	1.822
Variazione 2007/ 2006 (%)	-0,9%	31,2%	-5,8%	-2,4%	n.s.	-29,9%	4,0%
REDDITIVITA' ANNUALIZZATA (%)							
dicembre 2007	25,2%	10,8%	22,7%	43,2%	7,8%	-7,0%	11,7%
dicembre 2006	23,6%	17,8%	15,5%	41,0%	n.d.	8,5%	16,6%
Variazione 2007/ 2006 (%)	1,6%	-7,0%	7,1%	2,2%	n.s.	n.s.	-4,9%
PERSONALE (incl. tempo determinato)							
dicembre 2007	4.345	479	25	60	406	1.154	6.468
dicembre 2006	4.223	433	25	59	n.d.	1.189	5.929
Variazione 2007/ 2006 (%)	2,9%	10,5%	1,0%	1,7%	n.s.	-3,0%	9,1%

(1) Include le elisioni dei rapporti relativi a "clienti interni", riconducibili ad operazioni infrasettoriali; in proposito si precisa che l'inclusione dei suddetti rapporti, evidenziati dettagliatamente nella Parte D della nota integrativa consolidata, ha comportato una significativa variazione dei saldi delle attività fruttifere (-1.206 milioni di euro) e delle passività onerose (-1.129 milioni di euro) al 31 dicembre 2007.

(*) L'importo dell'utile netto include, per i vari settori ed a livello complessivo, la quota di pertinenza di terzi.

Come commentato in precedenza, nel 2007 il Gruppo ha registrato una riduzione dell'utile netto incluso, l'utile di pertinenza di terzi, del 26,7%; senza tener conto degli utili da operazioni non ricorrenti per 98 milioni di euro, sostanzialmente relativi alle plusvalenze da cessione delle partecipazioni in Sanpaolo Imi S.p.A. e Fondiaria–SAI S.p.A., il risultato netto avrebbe segnato una crescita del 8,3%. I migliori risultati si riscontrano nel settore commerciale del Retail (+5,8%), nella Finanza (+37,5%) e nel comparto Wealth Management (+2,9%).
Per quanto riguarda la dinamica degli aggregati patrimoniali sottostanti le performance reddituali, continua la crescita delle attività fruttifere e delle passività onerose, come meglio dettagliato nei paragrafi successivi.

Retail

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**509**	**441**	**68**	**15,4%**
Commissioni nette e recuperi su DR e su conti creditori	242	255	-13	-5,1%
Dividendi e utili (perdite) delle partecipazioni	1	1	0	0,0%
Risultato delle attività e passività finanziarie	4	5	-1	-20,0%
Risultato netto della gestione assicurativa	0	0	0	n.s.
Margine d'intermediazione lordo	**756**	**702**	**54**	**7,7%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	-41	-29	-12	41,4%
Margine d'intermediazione netto	**715**	**673**	**42**	**6,2%**
Spese di funzionamento	-464	-463	-1	0,2%
Risultato operativo netto	**251**	**210**	**41**	**19,5%**
Accantonamenti netti ai fondi per rischi e oneri	-3	-3	0	0,0%
Altri costi e ricavi dell'operatività corrente	5	-3	8	n.s.
Utile dell'operatività corrente	**253**	**204**	**49**	**24,0%**
Imposte sul reddito	-107	-66	-41	62,1%
Utile (perdita) delle attività non correnti in via di dismissione	0	0	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**146**	**138**	**8**	**5,8%**
RICAVI DI SETTORE	715	673	42	6,2%
RISULTATO DI SETTORE	146	138	8	5,8%
CAPITALE ALLOCATO MEDIO	579	584	-5	-0,9%
INDICATORI (%)				
Redditività annualizzata	25,2%	23,6%	1,6%	
Cost/ Income ratio	61,4%	66,0%	-4,6%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	26.602	25.572	1.030	4,0%
- raccolta diretta	13.352	12.446	906	7,3%
-raccolta indiretta	13.250	13.126	124	0,9%
-risparmio amministrato	4.208	4.107	101	2,5%
-risparmio gestito	9.042	9.019	23	0,3%
-Gpm, Gps, Gpf	1.473	1.882	-409	-21,7%
-fondi	5.063	4.733	330	7,0%
-assicurazioni (riserve tecniche)	2.506	2.404	102	4,2%
Attività finanziarie in portafoglio	15	460	-445	-96,7%
Crediti a clientela	10.087	9.201	886	9,6%
Totale attività fruttifere	9.841	9.802	39	0,4%
Totale passività onerose	12.552	12.374	178	1,4%
STRUTTURA				
Personale	4.345	4.223	122	2,9%
Filiali	550	529	21	4,0%
Filiali e uffici di rappresentanza all'estero	19	11	8	72,7%

Il Retail, che rappresenta la parte quantitativamente più rilevante dell'attività del Gruppo, ha visto una crescita del margine d'intermediazione lordo di 54 milioni di euro (+7,7%), determinata sostanzialmente dall'aumento del margine d'interesse (+15,9%) quale conseguenza anche dei maggiori volumi intermediati nell'esercizio.

A fronte dei maggiori ricavi si è assistito ad una sostanziale stabilità delle spese di funzionamento (+0,2%) e ad un forte aumento delle rettifiche nette su crediti (+41,4%), che hanno risentito nel corrente esercizio di un affinamento dell'applicazione dei criteri di valutazione coerenti con "Basilea II", generando maggiori svalutazioni soprattutto per le altre banche del Gruppo.

La raccolta diretta è aumentata del 7,3%, mentre l'indiretta ha visto un aumento sia nel comparto del risparmio amministrato (+2,5%) che nel comparto del risparmio gestito (+0,3%). Gli impieghi a clientela sono cresciuti del 9,6%.

Imprese e private

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**94**	**101**	**-7**	**-6,9%**
Commissioni nette e recuperi su DR e su conti creditori	52	57	-5	-8,8%
Dividendi e utili (perdite) delle partecipazioni	0	0	0	n.s.
Risultato delle attività e passività finanziarie	7	8	-1	-12,5%
Risultato netto della gestione assicurativa	0	0	0	n.s.
Margine d'intermediazione lordo	**153**	**166**	**-13**	**-7,8%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	-27	-35	8	-22,9%
Margine d'intermediazione netto	**126**	**131**	**-5**	**-3,8%**
Spese di funzionamento	-66	-66	0	0,0%
Risultato operativo netto	**60**	**65**	**-5**	**-7,7%**
Accantonamenti netti ai fondi per rischi e oneri	0	0	0	n.s.
Altri costi e ricavi dell'operatività corrente	-1	-3	2	-66,7%
Utile dell'operatività corrente	**59**	**62**	**-3**	**-4,8%**
Imposte sul reddito	-20	-13	-7	53,8%
Utile (perdita) delle attività non correnti in via di dismissione	0	0	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**39**	**49**	**-10**	**-20,4%**
RICAVI DI SETTORE	126	131	-5	-3,8%
RISULTATO DI SETTORE	39	49	-10	-20,4%
CAPITALE ALLOCATO MEDIO	362	276	86	31,2%
INDICATORI (%)				
Redditività annualizzata	10,8%	17,8%	-7,0%	
Cost/ Income ratio	43,1%	39,8%	3,4%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	11.596	11.738	-142	-1,2%
- raccolta diretta	2.997	2.954	43	1,5%
-raccolta indiretta	8.599	8.784	-185	-2,1%
-risparmio amministrato	7.228	7.363	-135	-1,8%
-risparmio gestito	1.371	1.421	-50	-3,5%
-Gpm, Gps, Gpf	681	721	-40	-5,5%
-fondi	386	435	-49	-11,3%
-assicurazioni (riserve tecniche)	304	265	39	14,7%
Attività finanziarie in portafoglio	0	0	0	n.s.
Crediti a clientela	5.179	4.822	357	7,4%
Totale attività fruttifere	5.184	4.825	359	7,4%
Totale passività onerose	2.998	2.954	44	1,5%
STRUTTURA				
Personale	479	433	46	10,6%
Centri imprese e private	57	30	27	90,0%

Il settore Imprese e private ha osservato una riduzione del margine d'intermediazione lordo del 7,8%, determinata dalla flessione del margine d'interesse (-6,9%), sostanzialmente da ricondurre ai maggiori interessi passivi figurativi pagati al settore Finanza, a seguito della crescita del tasso interno di trasferimento, e delle commissioni nette e recuperi (-8,8%). Le spese di funzionamento rimangono pressoché invariate mentre il miglioramento della qualità del credito ha determinato una contrazione delle rettifiche nette su crediti pari a circa 8 milioni di euro.

La raccolta diretta è aumentata del 1,5% e l'indiretta è diminuita del 2,1% soprattutto per effetto del conferimento in un deposito fiduciario delle azioni Banca CR Firenze detenute dall'Ente Cassa di Risparmio di Firenze e dalla Fondazione Cassa di Risparmio della Spezia, nell'ambito degli accordi con Intesa Sanpaolo. Gli impieghi a clientela sono cresciuti del 7,4%.

Finanza

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**25**	**7**	**18**	**257,1%**
Commissioni nette e recuperi su DR e su conti creditori	5	2	3	150,0%
Dividendi e utili (perdite) delle partecipazioni	0	1	-1	-100,0%
Risultato delle attività e passività finanziarie	14	23	-9	-39,1%
Risultato netto della gestione assicurativa	0	0	0	n.s.
Margine d'intermediazione lordo	**44**	**33**	**11**	**33,3%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	0	0	0	n.s.
Margine d'intermediazione netto	**44**	**33**	**11**	**33,3%**
Spese di funzionamento	-10	-12	2	-16,7%
Risultato operativo netto	**34**	**21**	**13**	**61,9%**
Accantonamenti netti ai fondi per rischi e oneri	0	0	0	n.s.
Altri costi e ricavi dell'operatività corrente	-1	-1	0	0,0%
Utile dell'operatività corrente	**33**	**20**	**13**	**65,0%**
Imposte sul reddito	-11	-4	-7	175,0%
Utile (perdita) delle attività non correnti in via di dismissione	0	0	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**22**	**16**	**6**	**37,5%**
RICAVI DI SETTORE	44	33	11	33,3%
RISULTATO DI SETTORE	22	16	6	37,5%
CAPITALE ALLOCATO MEDIO	97	103	-6	-5,8%
INDICATORI (%)				
Redditività annualizzata	22,7%	15,5%	7,1%	
Cost/ Income ratio	22,7%	36,4%	-13,6%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	1.111	1.087	24	2,2%
- raccolta diretta	1.111	1.087	24	2,2%
-raccolta indiretta	0	0	0	n.s.
-risparmio amministrato	0	0	0	n.s.
-risparmio gestito	0	0	0	n.s.
-Gpm, Gps, Gpf	0	0	0	n.s.
-fondi	0	0	0	n.s.
-assicurazioni (riserve tecniche)	0	0	0	n.s.
Attività finanziarie in portafoglio	2.241	2.031	210	10,3%
Crediti a clientela	701	412	289	70,1%
Totale attività fruttifere	5.119	3.929	1.190	30,3%
Totale passività onerose	3.327	1.836	1.491	81,2%
STRUTTURA				
Personale	25	25	0	0,0%

Il settore Finanza, la cui redditività (al netto dei risultati su partecipazioni e AFS che sono classificati nel settore Corporate Center) è cresciuta del 7,1% ha beneficiato di un maggior margine d'interesse, in conseguenza della crescita delle attività fruttifere nel periodo, che unitamente alle minori spese di funzionamento ha portato a un apprezzabile miglioramento del cost/income (-13,6%).

Wealth management

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**41**	**35**	**6**	**17,1%**
Commissioni nette e recuperi su DR e su conti creditori	16	-17	33	-194,1%
Dividendi e utili (perdite) delle partecipazioni	0	1	-1	-100,0%
Risultato delle attività e passività finanziarie	3	12	-9	-75,0%
Risultato netto della gestione assicurativa	2	30	-28	-93,3%
Margine d'intermediazione lordo	**62**	**61**	**1**	**1,6%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	0	0	0	n.s.
Margine d'intermediazione netto	**62**	**61**	**1**	**1,6%**
Spese di funzionamento	-15	-15	0	0,0%
Risultato operativo netto	**47**	**46**	**1**	2,2%
Accantonamenti netti ai fondi per rischi e oneri	0	0	0	n.s.
Altri costi e ricavi dell'operatività corrente	0	0	0	n.s.
Utile dell'operatività corrente	**47**	**46**	**1**	**2,2%**
Imposte sul reddito	-12	-12	0	0,0%
Utile (perdita) delle attività non correnti in via di dismissione	0	0	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**35**	**34**	**1**	**2,9%**
RICAVI DI SETTORE	62	61	1	1,6%
RISULTATO DI SETTORE	35	34	1	2,9%
CAPITALE ALLOCATO MEDIO	81	83	-2	-2,4%
INDICATORI (%)				
Redditività annualizzata	43,2%	41,0%	2,2%	
Cost/ Income ratio	24,2%	24,6%	-0,4%	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	0	0	0	n.s.
- raccolta diretta	0	0	0	n.s.
-raccolta indiretta	0	0	0	n.s.
-risparmio amministrato	0	0	0	n.s.
-risparmio gestito	0	0	0	n.s.
-Gpm, Gps, Gpf	0	0	0	n.s.
-fondi	0	0	0	n.s.
-assicurazioni (riserve tecniche)	0	0	0	n.s.
Attività finanziarie in portafoglio	2.808	2.663	145	5,4%
Crediti a clientela	0	0	0	n.s.
Totale attività fruttifere	2.895	2.754	141	5,1%
Totale passività onerose	18	34	-16	-47,1%
STRUTTURA				
Personale	60	59	1	1,7%

Il Wealth management, che include le società prodotto Centrovita Assicurazioni e CR Firenze Gestion Internationale, mostra un incremento delle attività fruttifere pari al 5,1% su base annua, che si è ripercosso sulla crescita manifestata dal margine d'intermediazione, pari a +1,6%, senza comunque registrare un aumento delle spese di funzionamento, pressoché invariate in valore assoluto rispetto al precedente esercizio; peraltro, il margine d'intermediazione evidenzia un aumento delle commissioni nette e recuperi ed un decremento del risultato della gestione assicurativa. Al riguardo va ricordato che nel corso del 2007 le commissioni passive relative a prodotti con componente assicurativa prevalente sono stati riclassificate nella voce "Risultato della gestione assicurativa".

Leasing & Factoring

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**49**	**n.d.**	**49**	**n.s.**
Commissioni nette e recuperi su DR e su conti creditori	4	n.d.	4	n.s.
Dividendi e utili (perdite) delle partecipazioni	4	n.d.	4	n.s.
Risultato delle attività e passività finanziarie	4	n.d.	4	n.s.
Risultato netto della gestione assicurativa	0	n.d.	0	n.s.
Margine d'intermediazione lordo	**61**	**n.d.**	**61**	**n.s.**
Rett./ripr valore nette deterioramento crediti e altre att.finanziarie	-22	n.d.	-22	n.s.
Margine d'intermediazione netto	**39**	**n.d.**	**39**	**n.s.**
Spese di funzionamento	-23	n.d.	-23	n.s.
Risultato operativo netto	**16**	**n.d.**	**16**	**n.s.**
Accantonamenti netti ai fondi per rischi e oneri	-4	n.d.	-4	n.s.
Altri costi e ricavi dell'operatività corrente	19	n.d.	19	n.s.
Utile dell'operatività corrente	**31**	**n.d.**	**31**	**n.s.**
Imposte sul reddito	-13	n.d.	-13	n.s.
Utile (perdita) delle attività non correnti in via di dismissione	0	n.d.	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**18**	**n.d.**	**18**	**n.s.**
RICAVI DI SETTORE	39	n.d.	39	n.s.
RISULTATO DI SETTORE	18	n.d.	18	n.s.
CAPITALE ALLOCATO MEDIO	232	n.d.	232	n.s.
INDICATORI (%)				
Redditività annualizzata	7,8%	n.d.	n.s.	
Cost/ Income ratio	37,7%	n.d.	n.s.	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	661	n.d.	661	n.s.
- raccolta diretta	661	n.d.	661	n.s.
-raccolta indiretta	0	n.d.	0	n.s.
-risparmio amministrato	0	n.d.	0	n.s.
-risparmio gestito	0	n.d.	0	n.s.
-Gpm, Gps, Gpf	0	n.d.	0	n.s.
-fondi	0	n.d.	0	n.s.
-assicurazioni (riserve tecniche)	0	n.d.	0	n.s.
Attività finanziarie in portafoglio	13	n.d.	13	n.s.
Crediti a clientela	4.592	n.d.	4.592	n.s.
Totale attività fruttifere	4.622	n.d.	4.622	n.s.
Totale passività onerose	4.419	n.d.	4.419	n.s.
STRUTTURA				
Personale	406	n.d.	406	n.s.

Il bilancio 2006 prevedeva il consolidamento di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A. col metodo del patrimonio netto e conseguentemente, l'inclusione nel settore "Corporate Center". Pertanto per un'analisi dell'evoluzione del risultato si rinvia al punto della relazione relativo alle "interessenze partecipative".

Corporate center

	Dicembre 2007	Dicembre 2006	Variazione assoluta	Variazione
DATI ECONOMICI				
Margine d'interesse	**-6**	**-11**	**5**	**-45,5%**
Commissioni nette e recuperi su DR e su conti creditori	-26	-12	-14	116,7%
Dividendi e utili (perdite) delle partecipazioni	34	66	-32	-48,5%
Risultato delle attività e passività finanziarie	1	5	-4	-80,0%
Risultato netto della gestione assicurativa	1	-6	7	n.s.
Margine d'intermediazione lordo	**4**	**42**	**-38**	**-90,5%**
Rett./ripr valore nette deterioramento crediti e altre att.finanziari	-4	13	-17	n.s.
Margine d'intermediazione netto	**0**	**55**	**-55**	**n.s.**
Spese di funzionamento	-23	-38	15	-39,5%
Risultato operativo netto	**-23**	**17**	**-40**	**n.s.**
Accantonamenti netti ai fondi per rischi e oneri	-15	-29	14	-48,3%
Altri costi e ricavi dell'operatività corrente	-5	-7	2	-28,6%
Utile dell'operatività corrente	**-43**	**-19**	**-24**	**126,3%**
Utili da operazioni non ricorrenti	0	101	-101	-100,0%
Imposte sul reddito	5	-16	21	n.s.
Utile (perdita) delle attività non correnti in via di dismissione	0	0	0	n.d.
Utile di pertinenza di terzi	n.d.	n.d.	n.d.	n.d.
Utile netto (al lordo terzi)	**-38**	**66**	**-104**	**n.s.**
RICAVI DI SETTORE	0	55	-55	n.s.
RISULTATO DI SETTORE	-38	66	-104	n.s.
CAPITALE ALLOCATO MEDIO	544	776	-232	-29,9%
INDICATORI (%)				
Redditività annualizzata	-7,0%	8,5%	n.s.	
Cost/ Income ratio	575,0%	90,5%	n.s.	
GRANDEZZE PATRIMONIALI				
Totale attività della clientela				
Attività finanziarie	471,0	522,0	-51	-9,8%
- raccolta diretta	471,0	522,0	-51	-9,8%
-raccolta indiretta	0,0	0,0	0	n.s.
-risparmio amministrato	0,0	0,0	0	n.s.
-risparmio gestito	0,0	0,0	0	n.s.
-Gpm, Gps, Gpf	0,0	0,0	0	n.s.
-fondi	0,0	0,0	0	n.s.
-assicurazioni (riserve tecniche)	0,0	0,0	0	n.s.
Attività finanziarie in portafoglio	585,0	702,0	-117	-16,7%
Crediti a clientela	-174,0	193,0	-367	-190,2%
Totale attività fruttifere	-362,0	846,0	-1.208	-142,8%
Totale passività onerose	-441,0	627,0	-1.068	-170,3%
STRUTTURA				
Personale	1.154	1.189	-35	-2,9%

Le funzioni centrali includono le attività di holding, la gestione degli investimenti partecipativi (incluse le società prodotto consolidate con il metodo del patrimonio netto).

La componente prevalente è rappresentata dalle unità organizzative che svolgono le attività di governo, supporto e controllo degli altri settori di attività, i cui costi vengono ribaltati su quest'ultimi secondo i meccanismi descritti nella parte introduttiva del presente capitolo. In questo settore vengono anche rilevati gli utili prodotti da Findomestic Banca, società sottoposta a controllo congiunto e consolidata con il metodo del patrimonio netto; per maggiori dettagli riguardo l'andamento del Gruppo Findomestic si rimanda a quanto riportato precedentemente con riferimento alle "interessenze partecipative".

Si segnala inoltre che la variazione registrata dal risultato dell'esercizio ha risentito:

- degli utili da operazioni non ricorrenti dell'anno 2006, ricordati in precedenza;
- della minore quota di utile di pertinenza del Gruppo registrata da Findomestic, per circa 20 milioni di euro;
- del consolidamento col metodo integrale delle società facenti parte dell'ex Gruppo Centro Leasing, che al 31 dicembre 2006 contribuivano alla voce in esame per circa 5 milioni di euro;
- della cessione nel terzo trimestre 2006 dell'interessenza detenuta in Sanpaolo IMI S.p.A., sulla quale erano stati incassati nel 2006 dividendi per circa 5 milioni di euro;
- delle maggiori rettifiche su crediti rilevate nel periodo, solo parzialmente compensate dagli effetti positivi derivanti dall'applicazione di un modello di rischio specifico per le imprese finanziarie coerente con "Basilea II".

Relazione sulla gestione consolidata

6. Altre informazioni

Le operazioni infragruppo e con parti correlate

Le operazioni fra Banca CR Firenze S.p.A., società controllate e società sottoposte ad influenza notevole sono state poste in essere, nel rispetto delle disposizioni di legge vigenti, sulla base di valutazioni di reciproca convenienza economica.
Le operazioni con le parti correlate - definite dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate" ed in aggiunta dalla Consob con le comunicazioni del 20 febbraio 1997, del 27 febbraio 1998 e del 28 luglio 2006 - ed in particolare con gli azionisti che hanno conferito quote partecipative in un patto di sindacato nonché con le imprese ad essi eventualmente riconducibili, sono poste in essere nel rispetto delle disposizioni di legge vigenti e sono regolate a condizioni in linea con il mercato.
Ulteriori dati ed informazioni sulle suddette operazioni sono riportate nell'apposita Sezione della nota integrativa del bilancio dell'Impresa nonché nella Parte H della nota integrativa consolidata.

Legge 262/05 – Art. 154 bis del TUF: Modello di riferimento – Approccio del Gruppo Banca CR Firenze

Relativamente all'applicazione della normativa in oggetto viene fornita ampia informativa nella Relazione sulla gestione del Bilancio della Capogruppo.

Gli eventi successivi alla data di chiusura dell'esercizio

Relativamente agli eventi successivi alla data di chiusura dell'esercizio si rimanda a quanto già riportato al corrispondente paragrafo della Relazione sulla Gestione della Capogruppo.
In accordo con quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia, i suddetti eventi che presentano impatti sulla situazione patrimoniale, economica e finanziaria del Gruppo sono riportati nella Parte A.1, Sezione 4, della nota integrativa consolidata.

L'evoluzione prevedibile della gestione nell'esercizio 2008

L'andamento dei risultati consolidati è fortemente dipendente da quello della Capogruppo. Si rinvia pertanto integralmente alla Relazione sulla Gestione del bilancio della Capogruppo stessa, sia per quanto riguarda i riferimenti alle previsioni economiche sia per gli obiettivi attesi, il cui perseguimento determinerà l'evoluzione della gestione anche a livello di Gruppo.

Struttura del bilancio consolidato

Introduzione
In qualità di Capogruppo del Gruppo Banca CR Firenze ("Il Gruppo") ai sensi degli artt. da 60 a 64 del Decreto Legislativo 385/1993, Banca CR Firenze S.p.A. è tenuta a predisporre il bilancio consolidato in conformità al Regolamento CE n. 1606/2002, al Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") ed alla Circolare Banca d'Italia n. 262 del 22 dicembre 2005 "I bilanci delle banche: schemi e regole di compilazione".

Il bilancio consolidato al 31 dicembre 2007 è corredato dalla relazione degli Amministratori sull'andamento della gestione ed è costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla nota integrativa, predisposti secondo gli schemi previsti dalla Circolare sopra indicata.

In accordo con quanto previsto dalla normativa emanata dalla Banca d'Italia e dalla Consob, gli schemi del bilancio consolidato sono redatti in migliaia di euro, mentre la nota integrativa consolidata è redatta in milioni di euro, poiché il totale attivo del Gruppo supera ampiamente il parametro dimensionale di 10 miliardi di euro stabilito in merito dalla Banca d'Italia; per tutti i suddetti documenti sono inoltre riportati, laddove richiesto dalla suddetta normativa ovvero ritenuto opportuno per fornire un'informativa ancora più accurata, gli importi relativi all'esercizio precedente.

Il bilancio consolidato del Gruppo al 31 dicembre 2007 viene sottoposto a revisione contabile a cura della società di revisione PricewaterhouseCoopers SpA, in esecuzione della delibera assembleare del 27 aprile 2006, che ha attribuito l'incarico alla suddetta società per il seennio 2006/2011.

Stato patrimoniale consolidato
(importi in migliaia di euro)

	Voci dell'attivo	31 dicembre 2007	31 dicembre 2006
10.	Cassa e disponibilità liquide	271.503	230.321
20.	Attività finanziarie detenute per la negoziazione	200.343	546.171
30.	Attività finanziarie valutate al *fair value*	1.703.230	1.531.303
40.	Attività finanziarie disponibili per la vendita	3.356.819	3.302.955
60.	Crediti verso banche	1.251.995	1.672.178
70.	Crediti verso clientela	20.385.481	14.627.955
80.	Derivati di copertura	10.545	6.829
100.	Partecipazioni	382.247	476.083
110.	Riserve tecniche a carico dei riassicuratori	171	195
120.	Attività materiali	649.111	445.750
130.	Attività immateriali	340.309	334.228
	di cui:		
	- *avviamento*	*321.898*	*318.053*
140.	Attività fiscali	186.024	188.037
	a) correnti	*86.982*	*98.809*
	b) anticipate	*99.042*	*89.228*
160.	Altre attività	422.619	365.075
	Totale dell'attivo	**29.160.397**	**23.727.080**

	Voci del passivo e del patrimonio netto	31 dicembre 2007	31 dicembre 2006
10.	Debiti verso banche	4.281.110	816.012
20.	Debiti verso clientela	11.980.148	11.389.487
30.	Titoli in circolazione	6.536.031	5.569.033
40.	Passività finanziarie di negoziazione	55.671	50.657
50.	Passività finanziarie valutate al *fair value*	889.220	1.098.789
60.	Derivati di copertura	35.839	28.974
80.	Passività fiscali	69.747	73.615
	a) correnti	*24.147*	*49.287*
	b) differite	*45.600*	*24.328*
100.	Altre passività	1.060.838	940.346
110.	Trattamento di fine rapporto del personale	156.061	180.100
120.	Fondi per rischi e oneri:	282.926	267.815
	a) quiescenza e obblighi simili	*197.185*	*191.689*
	b) altri fondi	*85.741*	*76.126*
130.	Riserve tecniche	1.901.272	1.547.241
140.	Riserve da valutazione	(28.995)	(12.074)
170.	Riserve	623.510	433.416
180.	Sovrapprezzi di emissione	102.209	101.310
190.	Capitale	828.753	827.307
210.	Patrimonio di pertinenza di terzi (+/-)	200.650	143.985
220.	Utile (Perdita) d'esercizio (+/-)	185.407	271.067
	Totale del passivo e del patrimonio netto	**29.160.397**	**23.727.080**

Si precisa che al 31 dicembre 2006 i valori relativi alle "attività fiscali" ed alle "passività fiscali" correnti sono stati riesposti determinando il saldo del debito per imposte dirette in essere alla data di chiusura dell'esercizio tenendo conto dei relativi acconti versati nel corso dell'anno, in analogia con le modalità di rilevazione contabile adottate per la redazione del bilancio 2007.

Conto economico consolidato
(importi in migliaia di euro)

	Voci	31 dicembre 2007	31 dicembre 2006
10.	Interessi attivi e proventi assimilati	1.271.221	887.562
20.	Interessi passivi e oneri assimilati	(560.681)	(317.871)
30.	**Margine di interesse**	**710.540**	**569.691**
40.	Commissioni attive	299.193	285.326
50.	Commissioni passive	(66.700)	(63.826)
60.	**Commissioni nette**	**232.493**	**221.500**
70.	Dividendi e proventi simili	5.716	12.158
80.	Risultato netto dell'attività di negoziazione	21.983	38.265
90.	Risultato netto dell'attività di copertura	1.462	3.410
100.	Utili (perdite) da cessione o riacquisto di:	10.558	115.791
	a) crediti	*(28)*	0
	b) attività finanziarie disponibili per la vendita	*3.239*	*112.718*
	d) passività finanziarie	*7.347*	*3.073*
120.	**Margine di intermediazione**	**982.752**	**960.815**
130.	Rettifiche/Riprese di valore nette per deterioramento di:	(94.204)	(51.336)
	a) crediti	*(89.509)*	*(47.978)*
	b) attività finanziarie disponibili per la vendita	*(533)*	*(1.386)*
	d) altre operazioni finanziarie	*(4.162)*	*(1.972)*
140.	**Risultato netto della gestione finanziaria**	**888.548**	**909.479**
110.+ 150.+160.	Risultato netto della gestione assicurativa	2.852	24.069
170.	**Risultato netto della gestione finanziaria e assicurativa**	**891.400**	**933.548**
180.	Spese amministrative:	(607.056)	(601.259)
	a) spese per il personale	(384.634)	*(400.054)*
	b) altre spese amministrative	(222.422)	*(201.205)*
190.	Accantonamenti netti ai fondi per rischi e oneri	(22.259)	(32.216)
200.	Rettifiche/Riprese di valore nette su attività materiali	(25.254)	(24.007)
210.	Rettifiche/Riprese di valore nette su attività immateriali	(16.699)	(17.322)
220.	Altri oneri/proventi di gestione	101.296	95.093
230.	**Costi operativi**	**(569.972)**	**(579.711)**
240.	Utili (Perdite) delle partecipazioni	54.528	56.812
250.	Risultato netto della valutazione al *fair value* delle attività materiali e immateriali	1.451	1.195
270.	Utili (Perdite) da cessione di investimenti	2.288	1.904
280.	**Utile (Perdita) della operatività corrente al lordo delle imposte**	**379.695**	**413.748**
290.	Imposte sul reddito dell'esercizio dell'operatività corrente	(157.659)	(111.184)
300.	**Utile (Perdita) della operatività corrente al netto delle imposte**	**222.036**	**302.564**
320.	**Utile (Perdita) d'esercizio**	**222.036**	**302.564**
330.	Utile (Perdita) d'esercizio di pertinenza di terzi	(36.629)	(31.497)
340.	**Utile (Perdita) d'esercizio di pertinenza della capogruppo**	**185.407**	**271.067**

NOTE:

- le voci 110 "Risultato netto delle attività finanziarie valutate al fair value", 150 "Premi netti" e 160 "Saldo altri oneri e proventi della gestione assicurativa" sono state accorpate nella riga "Risultato netto della gestione assicurativa", rappresentando sinteticamente il risultato tipico del comparto assicurativo, al fine di consentire una più chiara esposizione di tale risultato, in quanto si è ritenuto opportuno separare il suddetto comparto dalla gestione caratteristica del Gruppo Bancario. Per un'analisi di dettaglio della composizione delle suddette voci si rimanda a quanto riportato nella nota integrativa consolidata, Parte C, Sezioni 9 e 10;

- ai fini della redazione del conto economico relativo all'esercizio 2007 i costi ed i ricavi di pertinenza dei Fondi Integrativi Pensioni ("FIP"), che presentano complessivamente pari importo e non hanno pertanto alcun impatto sull'utile netto del Gruppo, sono stati ricondotti nella voce 220 "Altri oneri/proventi di gestione", mentre al 31 dicembre 2006 le suddette componenti risultavano esposte nelle voci di conto economico 10 "Interessi attivi e proventi assimilati", 80 "Risultato netto dell'attività di negoziazione", 100 b) "Utili (perdite) da cessione o riacquisto di attività finanziarie disponibili per la vendita" e 180 a) "Spese per il personale", per importi rispettivamente pari a circa 4 milioni di euro (ricavi), 5 milioni di euro (ricavi), 2 milioni di euro (costi) e 7 milioni di euro (costi).

Prospetto delle variazioni del patrimonio netto consolidato
(importi in migliaia di euro)

	Esistenze al 31.12.2006 di pertinenza del Gruppo	Esistenze al 31.12.2006 di pertinenza di terzi (*)	Allocazione risultato esercizio precedente			Variazioni dell'esercizio					Patrimonio netto al 31.12.2007 di pertinenza del Gruppo	Patrimonio netto al 31.12.2007 di pertinenza di terzi (*)
			Riserve di pertinenza del Gruppo	Riserve di pertinenza di terzi (*)	Dividendi e altre destinazioni	Variazioni di riserve di pertinenza del Gruppo	Variazioni di riserve di pertinenza di terzi (*)	Operazioni sul patrimonio netto: Stock options	Utile (Perdita) di esercizio al 31.12.2007 di pertinenza del Gruppo	Utile (Perdita) di esercizio al 31.12.2007 di pertinenza di terzi (*)		
Capitale:	**827.307**							**1.446**			**828.753**	
a) azioni ordinarie	827.307							1.446			828.753	
b) altre azioni												
Sovrapprezzi di emissione	**101.310**							**899**			**102.209**	
Riserve	**433.416**	**110.964**	**186.810**	**31.497**		**3.284**	**17.504**				**623.510**	**159.965**
a) di utili	395.295	110.382	186.810	31.497		(39.049)	17.504				543.056	159.383
b) altre	38.121	582				42.333					80.454	582
Riserve da valutazione:	**(12.074)**	**1.524**				**(16.921)**	**2.532**				**(28.995)**	**4.056**
a) disponibili per la vendita	(12.074)	1.524				(24.918)	825				(36.992)	2.349
b) copertura flussi finanziari						3.111	515				3.111	515
c) rivalutazione immobili ed attività materiali						4.886	1.192				4.886	1.192
Utile (Perdita) di esercizio	**271.067**	**31.497**	**(186.810)**	**(31.497)**	**(84.257)**				**185.407**	**36.629**	**185.407**	**36.629**
Patrimonio netto	**1.621.026**	**143.985**			**(84.257)**	**(13.637)**	**20.036**	**2.345**	**185.407**	**36.629**	**1.710.884**	**200.650**

(*) le colonne indicate sono state inserite come da istruzioni impartite dalla Banca d'Italia ed includono la movimentazione delle componenti del patrimonio netto di pertinenza di terzi , di cui si fornisce dettaglio nella nota integrativa, Parte B, Sezione 16 del passivo.

Rendiconto finanziario consolidato

Metodo indiretto (importi in migliaia di euro)

A. ATTIVITA' OPERATIVA	*Importo*	
	31 dicembre 2007	**31 dicembre 2006**
1. Gestione	**1.049.723**	**889.877**
- risultato d'esercizio (+/-)	185.407	271.067
- plus/minusvalenze su attività finanziarie detenute per la negoziazione e su attività e passività valutate al fair value (-/+)	(48.090)	(56.950)
- plus/minusvalenze su attività di copertura (-/+)	(1.462)	(3.410)
- rettifiche/riprese di valore nette per deterioramento (+/-)	128.556	84.342
- rettifiche/riprese di valore nette su immobilizzazioni materiali e immateriali (+/-)	40.502	41.329
- accantonamenti netti a fondi rischi ed oneri ed altri costi/ricavi (+/-)	22.259	32.216
- altri proventi/oneri assicurativi non incassati (-/+)	423.717	492.939
- imposte e tasse non liquidate (+)	157.659	125.651
- altri aggiustamenti (+/-)	141.175	(97.307)
2. Liquidità generata/assorbita dalle attività finanziarie	**(5.424.839)**	**(1.571.645)**
- attività finanziarie detenute per la negoziazione	342.038	105.391
- attività finanziarie valutate al *fair value*	(204.092)	77.879
- attività finanziarie disponibili per la vendita	(53.864)	(309.222)
- crediti verso banche	420.183	(146.054)
- crediti verso clientela	(5.881.387)	(1.561.108)
- altre attività	(47.717)	261.469
3. Liquidità generata/assorbita dalle passività finanziarie	**4.719.986**	**669.612**
- debiti verso banche	3.465.098	(57.337)
- debiti verso clientela	590.661	1.044.932
- titoli in circolazione	973.072	410.037
- passività finanziarie di negoziazione	5.014	15.155
- passività finanziarie valutate al *fair value*	(221.704)	(687.483)
- altre passività	(92.155)	(55.692)
Liquidità netta generata/assorbita dall'attività operativa	**344.870**	**(12.156)**
B. ATTIVITA' DI INVESTIMENTO		
1. Liquidità generata da	**1.284**	**3.447**
- vendite di partecipazioni	56	
- vendite di attività materiali	1.228	3.447
2. Liquidità assorbita da	**(196.131)**	**(31.734)**
- acquisti di partecipazioni	(160.273)	(1.000)
- acquisti di attività materiali	(16.900)	(18.802)
- acquisti di attività immateriali	(14.650)	(11.932)
- acquisti di rami d'azienda	(4.308)	
Liquidità netta generata/assorbita dall'attività d'investimento	**(194.847)**	**(28.287)**
C. ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie	0	146.300
- distribuzione dividendi e altre finalità	(108.841)	(60.532)
Liquidità netta generata/assorbita dall'attività di provvista	**(108.841)**	**85.768**
LIQUIDITA' NETTA GENERATA/ASSORBITA NELL'ESERCIZIO	**41.182**	**45.325**

LEGENDA

(+) generata

(-) assorbita

RICONCILIAZIONE

Voci di bilancio		*Importo*
(Importi in migliaia di euro)	**31 dicembre 2007**	**31 dicembre 2006**
Cassa e disponibilità liquide all'inizio dell'esercizio	**230.321**	**184.996**
Liquidità totale netta generata/assorbita nell'esercizio	**41.182**	**45.325**
Cassa e disponibilità liquide alla chiusura dell'esercizio	**271.503**	**230.321**

Nota integrativa consolidata

Parte A – POLITICHE CONTABILI

1 - PARTE GENERALE

Sezione 1 - Dichiarazione di conformità ai principi contabili internazionali

Il bilancio consolidato del Gruppo Banca CR Firenze per l'esercizio 2007 è conforme ai principi contabili internazionali IAS/IFRS, emanati dall'*International Accounting Standard Board* ("IASB"), adottati dalla Commissione Europea con il Regolamento CE n. 1606/2002 e recepiti nel nostro ordinamento con il Decreto Legislativo n. 38 del 26 febbraio 2005 ("Decreto IAS") e con la Circolare Banca d'Italia n. 262 del 22 dicembre 2005 - "I bilanci delle banche: schemi e regole di compilazione" tenendo anche conto, per le fattispecie applicabili, delle interpretazioni fornite dall'*International Financial Reporting Interpretations Commitee* ("IFRIC").

Sezione 2 - Principi generali di redazione

I suddetti principi sono i seguenti:

a. *continuità aziendale*: le attività, le passività e le operazioni "fuori bilancio" formano oggetto di valutazione sulla scorta dei valori di funzionamento, in quanto destinate a durare nel tempo;
b. *competenza economica:* i costi ed i ricavi vengono rilevati nel periodo in cui maturano economicamente in relazione ai sottostanti servizi ricevuti e forniti, indipendentemente dalla data del rispettivo regolamento monetario;
c. *coerenza di rappresentazione*: per garantire la comparabilità dei dati e delle informazioni contenute negli schemi e nei prospetti di bilancio, le modalità di rappresentazione e di classificazione vengono mantenute costanti nel tempo, salvo che il loro cambiamento non sia prescritto da un principio contabile internazionale o da un'interpretazione oppure non sia diretto a rendere più significativa ed affidabile l'esposizione dei valori; quando viene modificata una determinata modalità di rappresentazione o di classificazione, la nuova modalità viene applicata - se possibile - in via retroattiva, illustrandone le ragioni e la natura ed indicandone gli effetti sulla rappresentazione del bilancio;
d. *rilevanza ed aggregazione*: ogni classe rilevante di elementi che presentano natura o funzione simili viene esposta distintamente negli schemi di stato patrimoniale e di conto economico; gli elementi aventi natura o funzione differenti, se rilevanti, sono rappresentati separatamente;
e. *divieto di compensazione*: è applicato il divieto di compensazione, salvo che questa non sia prevista o consentita dai principi contabili internazionali o da un'interpretazione di tali principi;
f. *raffronto con l'esercizio o periodo precedente*: gli schemi ed i prospetti di bilancio riportano i valori dell'esercizio o periodo precedente eventualmente adattati, ove possibile, per assicurare la loro comparabilità.

Sezione 3 - Area e metodi di consolidamento

Principi e metodi di consolidamento

Il consolidamento dei dati relativi alla Capogruppo, alle società controllate in via esclusiva ed alle società controllate in via congiunta sono regolate dai seguenti criteri:

Controllate in via esclusiva: le attività, le passività, il patrimonio netto, le operazioni "fuori bilancio", i costi ed i ricavi della Capogruppo e delle società controllate in via esclusiva, qualunque sia il tipo di attività economica dalle stesse svolta, sono aggregati nelle pertinenti voci e sottovoci del bilancio consolidato secondo il metodo del consolidamento integrale prescritto dallo IAS 27, fatte salve le elisioni riguardanti le partecipazioni nelle società controllate e le corrispondenti frazioni dei patrimoni netti di tali società nonché gli altri rapporti intragruppo di stato patrimoniale e di conto economico. L'eventuale differenza positiva emergente dal raffronto tra il valore di carico di ciascuna partecipazione e la rispettiva frazione del patrimonio netto della società controllata è iscritta come avviamento ed assoggettata alla procedura di misurazione delle perdite di valore (*impairment test*) connesse al deterioramento della situazione economica, patrimoniale o finanziaria dell'impresa ovvero di eventi che del pari possano influire sulle prospettive dell'impresa medesima e sul presumibile valore di realizzo. Se la suddetta differenza è negativa, viene registrata come ricavo nel conto economico consolidato.

Controllate in via congiunta: le partecipazioni nelle società sottoposte al controllo congiunto sono valutate con il metodo del patrimonio netto, come consentito dallo IAS 31.

Area di consolidamento

L'area di consolidamento include la Capogruppo e le società da essa direttamente o indirettamente controllate, comprendendo nel perimetro di consolidamento anche le società operanti in settori di attività dissimili da quello di appartenenza della Capogruppo; analogamente, nel suddetto perimetro sono incluse anche le società veicolo costituite nell'ambito di operazioni di cartolarizzazione dei crediti, quando ne ricorrono i requisiti previsti dai principi IAS/IFRS e dalle loro interpretazioni, con particolare riferimento al SIC 12 per l'esistenza di una situazione di controllo. Nell'area di consolidamento sono pertanto comprese le seguenti società:

Denominazioni imprese	Sede	Tipo di rapporto (1)	Rapporto di partecipazione	
			Impresa partecipante	Quota %
A. Imprese				
A.1 Consolidate integralmente				
1. Cassa di Risparmio di Firenze S.p.A.	Firenze	1		
2. Cassa di Risparmio di Pistoia e Pescia S.p.A.	Pistoia	1	A.1.1	60,000
3. Cassa di Risparmio di Orvieto S.p.A.	Orvieto (TR)	1	A.1.1	73,570
4. Cassa di Risparmio di Civitavecchia S.p.A.	Civitavecchia (RM)	1	A.1.1	51,000
5. Cassa di Risparmio della Spezia S.p.A.	La Spezia (SP)	1	A.1.1	79,999
6. Banca C.R. Firenze Romania S.A.	Bucarest (ROM)	1	A.1.1	56,229
7. CR Firenze Gestion Internationale S.A.	Lussemburgo (LUX)	1	A.1.1	80,000
8. Ge.Fi.L. S.p.A.	La Spezia (SP)	1	A.1.5	100,000
9. Infogroup S.p.A.	Firenze	1	A.1.1	94,000
			A.1.2	4,000
			A.1.3	1,000
			A.1.4	1,000
10. Centro Leasing Banca S.p.A.	Firenze	1	A.1.1	77,491
			A.1.2	7,084
			A.1.4	0,561
			A.1.3	1,182
			A.1.5	0,790
11. Centro Leasing Rete S.p.A.	Firenze	1	A.1.10	100,000
12. Centro Leasing G.M.B.H.	Bad Homburg (DE)	1	A.1.10	100,000
13. Centro Factoring S.p.A.	Firenze	1	A.1.1	41,767
			A.1.2	5,729
			A.1.3	0,033
			A.1.5	0,163
			A.1.10	14,946
14. Immobiliare Nuova Sede S.r.l.	Firenze	1	A.1.1	100,000
15. City Life S.p.A.	Firenze	1	A.1.1	60,000
			A.1.9	40,000
16. Centrovita Assicurazioni S.p.A.	Firenze	1	A.1.1	43,000
			A.1.2	8,000
17. CR Firenze Mutui S.r.l.	Firenze	4	A.1.1	10,000

Legenda:
(1) Tipo di rapporto:
1 = maggioranza dei diritto di voto nell'assemblea ordinaria
2 = influenza dominante nell'assemblea ordinaria
3 = accordi con altri soci
4 = altre forme di controllo
5 = direzione unitaria ex art. 26, comma 1, del "decreto legislativo 87/92"
6 = direzione unitaria ex art. 26, comma 2, del "decreto legislativo 87/92"
7 = controllo congiunto

Si precisa che non vi sono limitazioni all'esercizio dei diritti di voto.

Sezione 4 – Eventi successivi alla data di riferimento del bilancio consolidato

Nella presente Sezione devono essere riportati gli eventi successivi alla data di chiusura dell'esercizio che in base a quanto richiesto dai principi IAS/IFRS e dalla Banca d'Italia devono essere menzionati nella nota integrativa illustrandone, laddove possibile, la natura e gli effetti stimati sulla situazione patrimoniale, economica e finanziaria del Gruppo. In proposito si precisa che alla luce dei dati e delle informazioni attualmente disponibili, in aggiunta a quanto descritto nella relazione sulla gestione, non risultano eventi da riportare nella presente Sezione.

A.2 - PARTE RELATIVA ALLE PRINCIPALI VOCI DI BILANCIO

1. Attività finanziarie detenute per la negoziazione

(a) Criteri di iscrizione

L'iscrizione iniziale delle attività finanziarie detenute per la negoziazione avviene alla data di regolamento per i titoli di debito e di capitale ed alla data di sottoscrizione per i contratti derivati; all'atto della rilevazione iniziale le attività finanziarie detenute per la negoziazione vengono rilevate al *fair value*, inteso come costo dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.

I titoli sono inseriti nel portafoglio di negoziazione al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, così come titoli di altri portafogli non possono formare oggetto di trasferimento al portafoglio di negoziazione; i contratti derivati di negoziazione possono invece essere utilizzati, in un momento successivo alla loro iniziale acquisizione, per soddisfare finalità di copertura dei rischi, così come gli strumenti derivati inizialmente impiegati per finalità di copertura dei rischi sono allocati nel portafoglio di negoziazione quando vengono meno tali finalità.

(b) Criteri di classificazione

Le attività finanziarie detenute per la negoziazione ricomprendono titoli acquisiti per la normale operatività di compravendita o di tesoreria nonché gli strumenti derivati con *fair value* positivo (diversi da quelli di copertura), inclusi quelli incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni previste per lo scorporo contabile dagli strumenti finanziari sottostanti.

(c) Criteri di valutazione

Successivamente alla rilevazione iniziale, le attività finanziarie detenute per negoziazione sono valorizzate al *fair value*; per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per gli strumenti finanziari non quotati in mercati regolamentati, il *fair value* viene stimato in base a quotazioni di strumenti simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi, tenendo conto dei diversi profili di rischio insiti negli strumenti stessi e con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti *Probability of Default* ("PD") e *Loss Given Default* ("LGD") fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon. I titoli di capitale per i quali non sia possibile determinare il *fair value* con adeguato grado di affidabilità, pur applicando le linee guida sopra indicate, sono mantenuti al costo.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

Le movimentazioni in entrata e in uscita dei titoli di negoziazione sono governate dal criterio della "data di regolamento", mentre gli strumenti derivati vengono rilevati in base al criterio della "data di contrattazione"; gli interessi sui titoli sono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi dei titoli vengono iscritti, rispettivamente, nella voce "interessi attivi e proventi assimilati" e nella voce "dividendi e proventi assimilati"; gli utili e perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono riportate nella voce "risultato netto dell'attività di negoziazione".

2. Attività finanziarie disponibili per la vendita

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento per i titoli di debito o di capitale e viene effettuata al *fair value*, inteso come costo di tale attività; se l'iscrizione deriva da una riclassificazione di attività detenute sino a scadenza, il relativo valore è rappresentato dal *fair value* al momento del trasferimento.

(b) Criteri di classificazione

Le attività finanziarie disponibili per la vendita accolgono titoli acquisiti anche a fini di investimento, senza che sia per questo esclusa l'eventuale cessione; si tratta prevalentemente dei titoli delle tesorerie aziendali, nonché dei titoli di capitale che configurano partecipazioni di minoranza.

I titoli sono inseriti nel portafoglio disponibile per la vendita al momento del loro acquisto e non possono essere successivamente trasferiti in altri portafogli, fatte salve le eccezioni consentite dallo IAS 39.

Le movimentazioni in entrata e in uscita delle attività finanziarie disponibili per la vendita sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da negoziazione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo.

I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti se questi presentano caratteristiche economiche e di rischio differenti dai titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate in base al *fair value*.

Per i titoli quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati.

Per i titoli di debito e di capitale non quotati in mercati regolamentati, il *fair value* è stimato in base a quotazioni di titoli simili (ove disponibili) oppure al valore attuale dei flussi di cassa attesi e tenendo conto dei diversi profili di rischio insiti negli strumenti stessi con approcci di tipo "discount rate adjustment" o "cash flow adjustment"; le perdite attese sono computate secondo le pertinenti PD e LGD fornite dai sistemi interni di rating o stimate su base storico-statistica, mentre i tassi di interesse vengono definiti utilizzando curve dei tassi zero coupon.

Per le partecipazioni non quotate il *fair value* è stimato sulla scorta delle metodologie di valutazione d'azienda più pertinenti in base al tipo di attività svolta da ciascuna partecipata; tali attività vengono mantenute al valore di libro se il loro *fair value* non può essere determinato in modo affidabile. I titoli disponibili per la vendita sono inoltre sottoposti ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione

I titoli ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi ed i dividendi su titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione sono riportate nella voce "utili/perdite da cessione o riacquisto di attività finanziarie disponibili per la vendita"; le plusvalenze e le minusvalenze derivanti dalla valutazione al *fair value* dei titoli disponibili per la vendita vengono imputate al patrimonio netto nella "Riserva AFS" (all'interno delle "Riserve da valutazione") e sono trasferite al conto economico al momento della cessione di tali titoli, mentre eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita".

3. *Attività finanziarie detenute sino alla scadenza*

(a) Criteri di iscrizione

L'iscrizione iniziale dell'attività finanziaria avviene alla data di regolamento.

All'atto della rilevazione iniziale le attività finanziarie classificate nella presente categoria sono rilevate al *fair value*, inteso come costo, comprensivo degli eventuali costi e proventi direttamente attribuibili. Se la rilevazione in tale categoria avviene per riclassificazione delle Attività disponibili per la vendita, il *fair value* dell'attività alla data di riclassificazione viene assunto come nuovo costo ammortizzato dell'attività stessa.

(b) Criteri di classificazione

Il Gruppo non ha attualmente in essere il portafoglio delle attività finanziarie detenute sino alla scadenza. In tale categoria sono classificati i titoli che al momento dell'acquisto sono destinati a stabile investimento e per i quali, fatte salve le eccezioni consentite dallo IAS 39, vige il divieto di cessione o di trasferimento in altri portafogli.

Le movimentazioni in entrata e in uscita dei titoli detenuti sino alla scadenza sono governate dal criterio della "data di regolamento"; gli interessi vengono calcolati al tasso interno di rendimento, mentre gli utili e le perdite da cessione vengono computati attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo del costo medio ponderato continuo. I titoli di tipo strutturato, costituiti dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregati e contabilizzati separatamente dai derivati in essi impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i titoli ad *impairment test* qualora ricorrano situazioni sintomatiche dell'esistenza di perdite di valore dipendenti dal deterioramento della solvibilità degli emittenti e dagli altri indicatori previsti dallo IAS 39.

(d) Criteri di cancellazione

I titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli; in caso contrario tali titoli sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con le suddette passività e con i titoli ceduti.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi sui titoli vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre gli utili e le perdite da cessione sono riportati nella voce "utili/perdite da cessione di attività finanziarie detenute sino alla scadenza";

eventuali perdite da *impairment test* vengono registrate nella voce "rettifiche di valore nette per deterioramento di attività finanziarie detenute sino alla scadenza".

4. Crediti

(a) Criteri di iscrizione

La prima iscrizione di un credito avviene alla data di erogazione ovvero, nel caso di un titolo di debito, alla data di regolamento, sulla base del *fair value* dello strumento finanziario, pari all'ammontare erogato od al prezzo di sottoscrizione, comprensivo dei costi/proventi direttamente riconducibili al singolo credito, per quelli oltre il breve termine, e determinabili sin dall'origine dell'operazione, ancorché liquidati in un momento successivo; sono esclusi i costi che, pur avendo le caratteristiche suddette, sono oggetto di rimborso da parte della controparte debitrice o sono inquadrabili tra i normali costi interni di carattere amministrativo. Per le operazioni creditizie concluse a condizioni diverse da quelle di mercato, il *fair value* è determinato utilizzando apposite tecniche di valutazione; la differenza rispetto all'importo erogato od al prezzo di sottoscrizione viene imputata a conto economico. I crediti sono inseriti nel suddetto portafoglio al momento dell'erogazione e non possono essere successivamente trasferiti in altri portafogli; gli interessi vengono calcolati secondo il tasso interno di rendimento.

Tra i crediti per cassa rientrano quelli derivanti dalle operazioni di leasing finanziario, che in base alla previsione dello IAS 17 vengono rilevati secondo il cosiddetto "metodo finanziario".

Relativamente ai crediti derivanti da operazioni di factoring, la valutazione dell'avvenuto trasferimento di tutti i rischi e benefici non può prescindere dalla tipologia di cessione, pro-solvendo o pro-soluto:

- per i crediti acquistati in pro-solvendo, l'iscrizione del credito nei confronti del cedente corrisponde al corrispettivo anticipato;
- per i crediti acquistati in pro-soluto, l'iscrizione presuppone una valutazione analitica delle clausole di cessione e quindi la verifica dell'effettivo trasferimento di tutti i rischi e benefici oppure del controllo effettivo dei medesimi crediti; qualora dall'analisi emerga l'insussistenza dei presupposti richiesti per l'iscrizione dei crediti, si procede alla rilevazione dei corrispettivi anticipati al cedente, analogamente ai crediti pro-solvendo.

Per i crediti che hanno formato oggetto di operazioni di cartolarizzazione o per i crediti oggetto di cessione prima del 1° gennaio 2004 viene utilizzata l'esenzione prevista dall'IFRS 1, che consente di applicare le regole contabili precedenti secondo le quali tali crediti vengono eliminati dallo stato patrimoniale; tale esenzione è stata applicata per tutte le operazioni effettuate, in quanto le stesse rispondevano alle previsioni normative, ad eccezione di una cartolarizzazione posta in essere da Centro Leasing Banca S.p.A., relativamente alla quale è stata pertanto mantenuta l'iscrizione nello stato patrimoniale, mentre per analoghe operazioni poste in essere successivamente a tale data, ai fini della loro iscrizione è stato verificato il mantenimento dei rischi e benefici ovvero il controllo sulle medesime attività da parte del Gruppo.

(b) Criteri di classificazione

Il portafoglio crediti per cassa accoglie tutte le forme tecniche verso banche e verso clientela erogati direttamente od acquistati da terzi, che prevedono pagamenti fissi o comunque determinabili.

(c) Criteri di valutazione

Le valutazioni successive alla rilevazione iniziale vengono effettuate secondo il principio del costo ammortizzato, sottoponendo i crediti ad *impairment test* per verificare l'esistenza di eventuali perdite di valore dipendenti dal deterioramento della solvibilità dei debitori; in particolare, il procedimento per la valutazione dello stato di *impairment test* si articola in due fasi:

1) valutazioni individuali, dirette alla selezione dei crediti deteriorati (problematici) ed alla determinazione del valore di presumibile realizzo attualizzato ascrivibile a tali crediti;
2) valutazioni collettive, finalizzate alla stima forfettaria delle perdite attese sui crediti in bonis.

I crediti deteriorati assoggettati a valutazione individuale sono costituiti dalle seguenti tipologie di crediti anomali:

a) sofferenze;
b) incagli;
c) esposizioni ristrutturate;
d) esposizioni insolute o sconfinanti da oltre 180 giorni.

Le perdite di valore sui singoli crediti anomali si ragguagliano alla differenza negativa tra il rispettivo valore recuperabile attualizzato ed il corrispondente costo ammortizzato; tale valore è pari al valore attuale dei flussi di cassa attesi per capitale e interessi computato in base:

1) al valore dei flussi di cassa contrattuali al netto delle perdite attese, stimate tenendo conto delle eventuali garanzie a presidio;
2) al tempo atteso di recupero, stimato tenendo conto anche delle procedure in atto per il recupero medesimo;
3) al tasso di interesse di attualizzazione, pari al tasso interno di rendimento.

Nell'ambito delle valutazioni collettive le perdite di valore dei crediti in bonis, suddivisi in categorie omogenee di rischio, si ragguagliano alle perdite attese su tali crediti computate sulla scorta delle relative PD ed LGD fornite dai sistemi interni di rating ovvero stimate su base storico-statistica.

(d) Criteri di cancellazione

I crediti ceduti a terzi sono cancellati dallo stato patrimoniale soltanto se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi crediti; in caso contrario tali crediti

sono contabilizzati tra le passività verso i cessionari per l'importo corrispondente ai prezzi di cessione, inclusi i costi ed i ricavi connessi, rispettivamente, con tali passività e con i crediti ceduti.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi sui crediti vengono iscritti nella voce "interessi attivi e proventi assimilati", mentre le perdite derivanti dall'applicazione dei procedimenti di *impairment test* sono registrate nella voce "rettifiche/riprese di valore nette per deterioramento di crediti" e gli utili o perdite da cessione sono riportati tra gli "utili/perdite da cessione di crediti".

5. *Attività finanziarie valutate al fair value*

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle attività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti ad attività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto "Attività e passività assicurative".

6. *Operazioni di copertura*

(a) Criteri di iscrizione
Le relazioni di copertura sono di tre tipi:
1) copertura di *fair value*: una copertura dell'esposizione alle variazioni di *fair value* di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile a un rischio particolare e potrebbe influenzare il conto economico;
2) copertura di un flusso finanziario: una copertura dell'esposizione alla variabilità dei flussi finanziari che è attribuibile ad un particolare rischio associato a una attività o passività rilevata (quali tutti o solo alcuni pagamenti di interessi futuri su un debito a tassi variabili) o a una programmata operazione altamente probabile e che potrebbe influire sul conto economico;
3) copertura di un investimento netto in una gestione estera.
Ciascuna relazione di copertura viene formalmente documentata e forma oggetto dei periodici test di efficacia retrospettiva e prospettica, al fine di valutarne la tenuta.

(b) Criteri di classificazione
Le operazioni di copertura sono finalizzate a neutralizzare potenziali perdite attribuibili a rischi di mercato e/o rischi di tasso rilevabili su un determinato elemento o gruppo di elementi, ai quali sono esposti gli strumenti finanziari oggetto di copertura.
Solo gli strumenti che coinvolgono una controparte esterna al Gruppo possono essere designati come strumenti di copertura.

(c) Criteri di valutazione
Gli strumenti derivati di copertura sono valutati al *fair value*; anche le posizioni coperte vengono sottoposte ad analoga valutazione e per effettuare tali valutazioni vengono utilizzati modelli simili a quelli adoperati per gli strumenti finanziari non quotati.
Nel caso di copertura di flussi finanziari, le variazioni di *fair value* del derivato sono imputate a patrimonio netto per la quota efficace della copertura; le coperture di un investimento in valuta seguono le regole contabili previste per le coperture di flussi finanziari.
La valutazione dell'efficacia della coperture è effettuata ad ogni chiusura di bilancio o di situazione infrannuale utilizzando:
- test prospettici, che giustificano l'applicazione della contabilizzazione di copertura, in quanto dimostrano la sua efficacia attesa;
- test retrospettivi, che evidenziano il grado di efficacia della copertura raggiunto nel periodo cui si riferiscono e in altre parole misurano quanto i risultati effettivi si siano discostati dalla copertura perfetta.

(d) Criteri di cancellazione
Le operazioni di copertura vengono cancellate all'atto della conclusione, della revoca o della chiusura anticipata oppure quando non vengono superati i suddetti test di efficacia; se le verifiche non confermano l'efficacia della copertura, da quel momento la contabilizzazione di tali operazioni, secondo quanto sopra esposto, viene interrotta, il contratto derivato di copertura viene riclassificato tra gli strumenti di negoziazione e lo strumento finanziario coperto riacquisisce il criterio di valutazione corrispondente alla sua classificazione di bilancio.

(e) Criteri di rilevazione delle componenti reddituali
Le plusvalenze e le minusvalenze degli strumenti derivati di copertura e delle posizioni coperte sono registrate nella voce "risultato netto dell'attività di copertura", mentre i differenziali maturati sugli strumenti derivati di copertura vengono rilevati nelle voci "interessi attivi e proventi assimilati" o "interessi passivi e oneri assimilati"; nella copertura di flussi finanziari, le variazioni di *fair value* del derivato sono rilevate a conto economico solo quando, con riferimento alla posta coperta, si manifesta la variazione dei flussi di cassa da compensare o se la copertura risulta inefficace.

7. Partecipazioni

(a) Criteri di iscrizione

Alla data di prima iscrizione di ciascuna partecipazione viene calcolata la differenza tra il costo - inclusivo degli eventuali oneri accessori - e la quota di pertinenza del *fair value* delle attività nette identificabili della società partecipata; la suddetta differenza avente segno positivo resta inclusa nel costo delle partecipazioni a titolo di avviamento e non viene ammortizzata, mentre l'eventuale differenza avente segno negativo viene registrata come ricavo nel conto economico.

(b) Criteri di classificazione

Il portafoglio partecipazioni accoglie le interessenze in *joint ventures* nonché nelle società collegate, sulle quali viene esercitata un'influenza rilevante nell'ambito del Gruppo di appartenenza; tale influenza si presume, salvo prova contraria, pari ad almeno il 20% dei diritti di voto nelle società sottostanti. L'esistenza di influenza notevole è solitamente segnalata dal verificarsi di una o più delle seguenti circostanze: la rappresentanza nel consiglio di amministrazione, o nell'organo equivalente, della partecipata; la partecipazione nel processo decisionale, inclusa la partecipazione alle decisioni in merito ai dividendi o ad altro tipo di distribuzione degli utili; il verificarsi di rilevanti operazioni tra la partecipante e la partecipata; l'interscambio di personale dirigente; la fornitura di informazioni tecniche essenziali.

(c) Criteri di valutazione

Le partecipazioni vengono valutate con il metodo del patrimonio netto; successivamente alla data di acquisizione il valore iniziale di ogni partecipazione è aumentato o ridotto della pertinente quota dei risultati economici di periodo della partecipata e viene diminuito dei dividendi riscossi. Ove emergano sintomi di deterioramento economico-finanziario di una società partecipata, la relativa partecipazione è sottoposta all'*impairment test* per verificare l'esistenza di eventuali perdite durature di valore.

(d) Criteri di cancellazione

Le partecipazioni vengono cancellate dallo stato patrimoniale al venir meno dei diritti sui relativi flussi finanziari o quando la partecipazione viene ceduta, trasferendo sostanzialmente tutti i rischi ed i benefici ad essa connessi.

(e) Criteri di rilevazione delle componenti reddituali

Le differenze negative di patrimonio netto emergenti all'atto della prima iscrizione delle partecipazioni, le variazioni successive corrispondenti alla pertinente quota dei risultati economici di periodo delle società partecipate nonché le eventuali perdite derivanti dall'applicazione dei procedimenti di *impairment* vengono registrate nella voce "utili/perdite delle partecipazioni"; in tale voce vengono inoltre registrate, al momento del perfezionamento del contratto, le plusvalenze o minusvalenze da cessione.

8. Attività materiali

(a) Criteri di iscrizione

Le attività materiali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese di natura straordinaria successivamente sostenute vengono portate ad incremento dei costi iniziali, se accrescono il valore, la vita utile o la capacità produttiva dei beni sottostanti.

(b) Criteri di classificazione

Le attività materiali includono sia i beni ad uso funzionale sia quelli detenuti per investimento e sono pertanto destinate ad essere utilizzate nella produzione o nella fornitura di beni e servizi; sono inoltre inclusi nella suddetta voce i beni utilizzati nei contratti di leasing finanziario ancorché la titolarità giuridica degli stessi rimanga alla società locatrice. Sono compresi anche i beni in allestimento ed i beni in attesa di essere concessi in locazione finanziaria (attiva) secondo quanto previsto dalla circolare Banca d'Italia n. 262/2005.

(c) Criteri di valutazione

Le valutazioni successive delle attività materiali ad uso funzionale di durata limitata sono effettuate in base al principio del costo ridotto per ammortamenti e rivalutato, in sede di prima applicazione degli IAS/IFRS, al *fair value* quale "deemed cost" ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali; dal valore contabile degli immobili da ammortizzare viene scorporato il valore dei terreni sottostanti, da non ammortizzare in quanto beni di durata illimitata, utilizzando appropriate stime per gli immobili acquisiti prima dell'entrata in vigore degli IAS/IFRS. La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti. I beni in allestimento ed i beni in attesa di essere concessi in locazione finanziaria non sono sottoposti al processo di ammortamento.

Le attività materiali ad uso funzionale sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.

Le attività materiali detenute per investimento sono sottoposte alla valutazione basata sul *fair value*, che viene periodicamente determinato ricorrendo ad apposite stime peritali effettuate da qualificate entità esterne ovvero da tecnici iscritti negli Albi Professionali.

(d) Criteri di cancellazione
Un'immobilizzazione materiale viene cancellata dallo stato patrimoniale al momento della sua dismissione o quando il bene è permanentemente ritirato dall'uso e dalla sua dismissione non sono attesi benefici economici futuri. Per i beni in allestimento ed i beni in attesa di essere concessi in locazione finanziaria la cancellazione dalla voce "Attività materiali" avviene al momento della messa a reddito del contratto di locazione finanziaria in contropartita dei crediti verso clientela e/o verso banche.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici e le eventuali perdite durature di valore delle attività materiali ad uso funzionale sono iscritti nella voce "rettifiche di valore nette su attività materiali"; le plusvalenze e le minusvalenze determinate in base alla valutazione al *fair value* delle attività materiali detenute per investimento sono registrate nella voce "risultato netto della valutazione al *fair value* delle attività materiali", mentre i profitti e le perdite derivanti dalla cessione di tutti i beni materiali vengono iscritti nella voce "utili/perdite da cessione di investimenti".

9. Attività immateriali

(a) Criteri di iscrizione
Le attività immateriali sono iscritte inizialmente in base ai relativi costi di acquisto, inclusivi degli eventuali oneri accessori; le spese successivamente sostenute vengono portate ad incremento dei costi iniziali nel caso in cui accrescono il valore o la capacità produttiva dei beni sottostanti.
Gli avviamenti sono registrati per un valore pari alla differenza, avente segno positivo, tra i costi sostenuti per acquisire le aziende od i complessi aziendali sottostanti e la corrispondente frazione del patrimonio netto.

(b) Criteri di classificazione
Le attività immateriali includono i fattori intangibili di produzione ad utilità pluriennale, il cui costo può essere misurato in modo affidabile e a condizione che si tratti di elementi identificabili, cioè protetti da riconoscimento legale oppure negoziabili separatamente dagli altri beni aziendali.

(c) Criteri di valutazione
Le valutazioni successive delle attività immateriali di durata limitata vengono effettuate in base al principio del costo ridotto per ammortamenti.
La durata degli ammortamenti si ragguaglia alla vita utile delle attività da ammortizzare ed il relativo profilo temporale viene determinato secondo il metodo a quote costanti; le attività immateriali sono anche sottoposte ad *impairment test*, qualora ricorrano situazioni sintomatiche dell'esistenza di perdite durevoli di valore.
Gli avviamenti e le attività immateriali aventi durata illimitata, che non devono pertanto essere assoggettate ad ammortamento, vengono periodicamente sottoposti ad *impairment test*, ragguagliando le perdite di valore all'eventuale differenza negativa tra il valore contabile del patrimonio netto ed il valore recuperabile delle singole attività o del settore di attività del Gruppo, determinati secondo i criteri di segmentazione economica posti a base dell'informativa di settore, al quale ciascun avviamento od attività immateriale appartiene; il valore recuperabile è pari al maggiore tra il valore d'uso ed il valore di scambio (valore corrente al netto dei costi di transazione) del settore considerato, entrambi stimati sulla scorta delle metodologie di valutazione d'azienda più pertinenti secondo il tipo di attività.

(d) Criteri di cancellazione
Un'immobilizzazione immateriale viene cancellata dallo stato patrimoniale al momento della sua dismissione e qualora non siano attesi benefici economici futuri.

(e) Criteri di rilevazione delle componenti reddituali
Gli ammortamenti periodici vengono registrati nella voce "rettifiche di valore nette su attività immateriali", mentre le eventuali perdite durature di valore ascrivibili agli avviamenti ed alle attività immateriali di durata illimitata sono imputate, rispettivamente, nelle voci "rettifiche di valore dell'avviamento" e "rettifiche di valore nette su attività immateriali"; i profitti e le perdite derivanti dalla cessione di beni immateriali vengono iscritti nella voce "utili/perdite da cessione di investimenti".

10. Attività non correnti e gruppi di attività in via di dismissione

(a) Criteri di iscrizione
(b) Criteri di classificazione
Le attività ed i gruppi di attività in oggetto che sono posseduti in attesa di essere alienati e le singole attività non correnti, unità generatrici di flussi finanziari, gruppi di esse o singole parti sono classificate in tale comparto quando la loro vendita è ritenuta altamente probabile.

(c) Criteri di valutazione
(d) Criteri di cancellazione
Le attività non correnti ed i gruppi di attività in oggetto sono valutate al minore tra il valore contabile ed il *fair value*, al netto degli eventuali costi di vendita; nell'ipotesi in cui i beni in dismissione siano ammortizzabili, il processo di ammortamento cessa a decorrere dall'esercizio in cui avviene la classificazione in tale comparto.

(e) Criteri di rilevazione delle componenti reddituali

I risultati della valutazione delle singole attività in via di dismissione, così come i risultati derivanti dal successivo realizzo, affluiscono alle pertinenti voci del conto economico riferite alla tipologia di attività.
Il saldo, positivo o negativo, dei proventi e degli oneri relativi ai "gruppi di attività e passività" non correnti in via di dismissione, al netto della relativa fiscalità corrente e differita, è iscritto nel conto economico.

11. Fiscalità corrente e differita

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione

La rilevazione degli effetti relativi alle imposte correnti, anticipate e differite viene effettuata applicando le aliquote di imposta vigenti. Le imposte sul reddito sono rilevate nel conto economico ad eccezione di quelle relative a poste addebitate od accreditate direttamente a patrimonio netto. L'accantonamento per imposte sul reddito è determinato in base ad una prudenziale previsione dell'onere fiscale corrente, di quello anticipato e di quello differito ed è iscritto al lordo degli acconti versati e degli altri crediti d'imposta per ritenute subite. Le imposte anticipate e differite vengono determinate, senza limiti temporali, in base alle differenze temporanee tra il valore attribuito ad un'attività o ad una passività secondo i criteri di redazione del bilancio ed i corrispondenti valori assunti ai fini fiscali.
Le attività per imposte anticipate vengono iscritte in bilancio nella misura in cui esiste la probabilità del loro recupero, valutata sulla base della capacità della società interessata o del complesso delle società aderenti, per effetto dell'esercizio dell'opzione relativa al consolidato fiscale, di generare con continuità redditi imponibili positivi.
Le passività per imposte differite vengono iscritte in bilancio, con le sole eccezioni delle riserve in sospensione d'imposta, in quanto l'ammontare delle riserve disponibili già assoggettate a tassazione consente ragionevolmente di ritenere che non saranno effettuate d'iniziativa operazioni che comportino la tassazione. Le imposte anticipate e differite vengono contabilizzate a livello patrimoniale a saldi aperti e senza effettuare compensazioni, includendo le prime nella voce "attività fiscali" e le seconde nella voce "passività fiscali". Le attività e le passività iscritte per imposte anticipate e differite vengono sistematicamente valutate per tenere conto sia di modifiche intervenute nelle norme o nelle aliquote, sia di eventuali diverse situazioni soggettive delle singole società del Gruppo.

(e) Criteri di rilevazione delle componenti reddituali

Le attività e le passività fiscali, sia correnti sia differite, vengono registrate in contropartita della voce "imposte sul reddito dell'esercizio dell'operatività corrente", a meno che siano imputabili al patrimonio netto od all'avviamento in quanto collegate, rispettivamente, a transazioni i cui risultati interessano direttamente il patrimonio netto o ad operazioni di aggregazione societaria.

12. Fondi per rischi e oneri

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione

I fondi per rischi e oneri esprimono passività aventi natura certa o probabile, di cui sia incerto l'ammontare o il tempo dell'assolvimento; tali fondi sono costituiti da:

a) Fondi di quiescenza

I fondi sono costituiti in attuazione di accordi aziendali ed il relativo impegno viene determinato come segue:
- valore attuale dell'obbligazione a benefici o contributi definiti assunta alla data di chiusura dell'esercizio o periodo;
- più (meno) ogni profitto (perdita) non riconosciuto derivante dalla applicazione della metodologia attuariale;
- meno gli eventuali costi previdenziali relativi alle prestazioni passate non ancora rilevate;
- meno il *fair value* delle attività a servizio del piano a benifici definiti alla data di chiusura dell'esercizio o periodo.

b) Altri fondi per rischi ed oneri

Tali fondi accolgono gli accantonamenti relativi ad obbligazioni attuali originate da un evento passato per le quali possa essere effettuata una stima attendibile dell'ammontare del presumibile esborso di risorse per l'adempimento dell'obbligazione stessa; laddove l'elemento temporale sia significativo, i suddetti accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

(e) Criteri di rilevazione delle componenti reddituali

Gli accantonamenti a fronte dei fondi di quiescenza sono iscritti nella voce "spese amministrative – spese per il personale", mentre le componenti economiche legate alla gestione finanziaria dei suddetti fondi vengono rilevate all'interno della voce "altri oneri/proventi di gestione"; gli accantonamenti relativi agli altri fondi per rischi e oneri e gli eventuali esuberi di fondi precedentemente costituiti vengono contabilizzati nella voce "accantonamenti netti ai fondi per rischi e oneri".

13. Debiti e titoli in circolazione

(a) Criteri di iscrizione

La prima iscrizione delle passività finanziarie in esame avviene all'atto della ricezione delle somme raccolte o dell'emissione dei titoli di debito ed è effettuata sulla base del *fair value* di tali passività, normalmente pari all'ammontare incassato od al prezzo di emissione, rettificato degli eventuali costi e/o proventi aggiuntivi direttamente attribuibili alla singola operazione di provvista o di emissione e non rimborsati dalla controparte creditrice; sono esclusi i costi interni di carattere amministrativo. Il *fair value* delle suddette passività finanziarie eventualmente emesse a condizioni fuori mercato è oggetto di apposita stima e la differenza rispetto al valore di mercato è imputata direttamente a conto economico. Le movimentazioni in entrata e uscita delle predette passività per effetto di operazioni di emissione o di compravendita a pronti sono governate dal criterio della "data di regolamento"; le passività emesse e successivamente riacquistate vengono cancellate dal passivo. Gli interessi sono calcolati secondo il tasso interno di rendimento; gli utili e le perdite derivanti dal riacquisto di passività vengono computati attribuendo alle quantità in rimanenza valori contabili stimati secondo il metodo del costo medio ponderato continuo. Il ricollocamento sul mercato di titoli propri successivamente al loro riacquisto è considerato come una nuova emissione con iscrizione al nuovo prezzo di collocamento, senza alcun effetto a conto economico.
Le passività finanziarie di tipo strutturato, costituite dalla combinazione di un titolo e di uno o più strumenti derivati incorporati, sono disaggregate e contabilizzate separatamente dai derivati in esse impliciti, se questi presentano caratteristiche economiche e di rischio differenti da quelle dei titoli sottostanti e se sono configurabili come autonomi contratti derivati.

(b) Criteri di classificazione

I debiti ed i titoli in circolazione, incluse le passività subordinate, accolgono tutte le passività finanziarie di debito, diverse dalle passività di negoziazione, che configurano le forme tipiche della provvista di fondi realizzata presso la clientela o presso banche oppure incorporata in titoli, al netto, pertanto, dell'eventuale ammontare riacquistato; sono inoltre inclusi i debiti iscritti dal locatario nell'ambito di operazioni di leasing finanziario.
Le suddette passività finanziarie sono allocate in tale portafoglio al momento della acquisizione dei fondi e non possono essere successivamente trasferite tra le passività di negoziazione, così come passività di negoziazione non possono formare oggetto di trasferimento tra le suddette passività finanziarie.

(c) Criteri di valutazione

Dopo la rilevazione iniziale, le suddette passività finanziarie vengono valutate al costo ammortizzato in base al metodo del tasso di interesse effettivo; fanno eccezione le passività a breve termine, che rimangono iscritte per il valore incassato.

(d) Criteri di cancellazione

Le passività finanziarie in esame sono cancellate dallo stato patrimoniale quando risultano scadute o estinte nonché in presenza di riacquisto di titoli precedentemente emessi; la differenza tra valore contabile della passività e l'ammontare pagato per acquistarla viene registrato a conto economico.

(e) Criteri di rilevazione delle componenti reddituali

Gli interessi vengono iscritti nella voce "interessi passivi e oneri assimilati"; mentre gli utili e le perdite derivanti dal riacquisto di passività sono riportati nella voce "utile/perdita da acquisto di passività finanziarie".

14. Passività finanziarie di negoziazione

(a) Criteri di iscrizione
(c) Criteri di valutazione
(d) Criteri di cancellazione
(e) Criteri di rilevazione delle componenti reddituali

Sono applicati i medesimi criteri previsti per le attività finanziarie detenute per la negoziazione.

b) Criteri di classificazione

Le suddette passività finanziarie accolgono gli scoperti tecnici generati dall'attività di negoziazione titoli e tutti gli strumenti derivati aventi *fair value* negativo, diversi da quelli destinati alla copertura dei rischi e ivi inclusi gli strumenti derivati incorporati in strumenti finanziari strutturati per i quali ricorrono le condizioni dello scorporo contabile dagli strumenti finanziari sottostanti.

15. Passività finanziarie valutate al fair value

Attualmente non è stata esercitata la cosiddetta "opzione del *fair value*" prevista dallo IAS 39 e non risulta pertanto presente il portafoglio delle passività finanziarie valutate al *fair value*, ad eccezione dei valori riferiti a passività finanziarie connesse a polizze assicurative, che ai sensi dell'IFRS 4 e dello IAS 39 sono state classificate come contratti di investimento; per maggiori informazioni relative a tale fattispecie si rimanda a quanto riportato nel successivo punto "Attività e passività assicurative".

16. Passività associate ad attività in via di dismissione

Sono applicati i medesimi criteri previsti per le attività non correnti e gruppi di attività in via di dismissione.

17. Operazioni in valuta

(a) Criteri di iscrizione
(b) Criteri di classificazione
(d) Criteri di cancellazione
Al momento della rilevazione iniziale le operazioni in valuta estera vengono convertite in euro, applicando all'importo in valuta estera il tasso di cambio in vigore alla data di tali operazioni.

(c) Criteri di valutazione
Alla data di riferimento la conversione in euro delle attività e delle passività in valuta avviene in base ai seguenti criteri:

1. per gli elementi monetari (crediti, titoli di debito, passività finanziarie), utilizzando i tassi di cambio a pronti correnti alla data di chiusura;
2. per gli elementi non monetari (titoli di capitale) valutati al costo, in base ai tassi di cambio a pronti correnti alla data delle sottostanti operazioni (tassi di cambio storici), salvo per le perdite derivanti dall'applicazione dei procedimenti di *impairment*, per la cui conversione si applicano i tassi di cambio a pronti correnti alla data di chiusura;
3. per gli elementi non monetari (titoli di capitale) valutati al *fair value*, in base ai tassi di cambio a pronti correnti alla data di chiusura.

(e) Criteri di rilevazione delle componenti reddituali
Le differenze di cambio sono registrate nella voce "risultato netto dell'attività di negoziazione", ad eccezione delle differenze riferibili alle riserve da valutazione dei titoli disponibili per la vendita, che sono imputate direttamente a tali riserve.

18. Attività e passività assicurative

Attività finanziarie valutate al *fair value*

(a) Criteri di iscrizione
(d) Criteri di cancellazione
L'iscrizione iniziale delle attività finanziarie valutate al *fair value* avviene alla data di regolamento per i titoli di debito e di capitale; all'atto della rilevazione iniziale le attività finanziarie vengono rilevate al costo, inteso come *fair value* dello strumento, senza considerare i costi o proventi di transazione direttamente attribuibili allo strumento stesso.
I titoli sono inseriti nel portafoglio valutato al *fair value* al momento dell'acquisto e non possono essere successivamente trasferiti in altri portafogli; i titoli eventualmente oggetto di cessione a terzi sono cancellati dallo stato patrimoniale solo se vengono sostanzialmente trasferiti ai cessionari tutti i rischi ed i benefici oppure il controllo effettivo dei medesimi titoli.
Le movimentazioni in entrata e in uscita dei titoli valutati al *fair value* sono governate dal criterio della "data di regolamento" e gli interessi sui titoli vengono calcolati al tasso di interesse nominale, mentre gli utili e le perdite da negoziazione sono computate attribuendo alle quantità in rimanenza valori contabili determinati applicando il metodo FIFO; poiché la valutazione al *fair value* avviene con cadenza settimanale, coerentemente con quanto previsto per la valorizzazione delle polizze collegate, si ritiene che non si determinino differenze significative rispetto al costo medio ponderato continuo.

(b) Criteri di classificazione
Le attività finanziarie valutate al *fair value* accolgono i titoli relativi ai contratti di assicurazione o di investimento (ai sensi dell'IFRS 4) per i quali il rischio di investimento è sopportato dagli assicurati, in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le attività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette attività, attualmente costituite esclusivamente da quote di OICR e da obbligazioni strutturate *index linked*; in tale categoria sono state inserite anche obbligazioni strutturate *callable* e *index* che costituiscono investimenti a copertura di riserve tecniche e quindi di impegni relativi a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4.

(c) Criteri di valutazione
Per gli strumenti finanziari quotati in mercati regolamentati (efficienti), il *fair value* è pari alle quotazioni di chiusura dei mercati; per gli strumenti finanziari strutturati quotati in mercati regolamentati ma non efficienti, costituiti dalle obbligazioni strutturate *index linked*, si ritiene comunque che il prezzo rilevato rappresenti il *fair value* nonostante la particolarità del mercato di quotazione, in quanto periodicamente vengono effettuate operazioni di vendita dei suddetti titoli, secondo tali prezzi, che in ogni caso vengono periodicamente verificati attraverso modelli di calcolo adeguati per valutare l'eventuale scostamento del valore teorico degli attivi.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi attivi e i dividendi dei titoli vengono iscritti, rispettivamente, nelle voci "interessi attivi e proventi assimilati" e "dividendi e proventi assimilati"; gli utili e le perdite da negoziazione e le plusvalenze e minusvalenze da valutazione sono registrate nella voce "risultato netto delle attività e passività finanziarie valutate al *fair value*". Le commissioni relative ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4, quali i caricamenti espliciti gravanti sul contratto e, per i contratti che prevedono l'investimento in un fondo interno, le commissioni di gestione e voci assimilabili, vengono rilevate nella voce "commissioni attive".

Passività finanziarie valutate al *fair value*

(a) Criteri di iscrizione
(b) Criteri di classificazione
(c) Criteri di valutazione
(d) Criteri di cancellazione
Le passività finanziarie valutate al *fair value* accolgono gli impegni (riserve tecniche) relativi ai contratti di investimento, che ai sensi dell'IFRS 4 non rientrano nell'ambito di applicazione di tale principio, per i quali il rischio di investimento è sopportato dagli assicurati (e relativi ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari), corrispondenti ai titoli classificati nell'ambito delle "attività finanziarie valutate al *fair value*", in linea con il Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS, che prevede che tra le passività finanziarie con *fair value* rilevato a conto economico vadano inserite le suddette passività.

(e) Criteri di rilevazione delle componenti reddituali
Gli interessi passivi e le plusvalenze e minusvalenze da valutazione dei titoli vengono iscritte, rispettivamente, nelle voci "interessi passivi e oneri assimilati" e "risultato netto delle attività e passività finanziarie valutate al *fair value*"; le commissioni passive, che comprendono provvigioni di acquisto e di incasso e voci assimilabili relative sia ai contratti di investimento non rientranti nell'ambito di applicazione dell'IFRS 4 che ai contratti di assicurazione e degli strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4, vengono rilevati nella voce "commissioni passive".

19. Altre informazioni

Trattamento di fine rapporto del personale
Il trattamento di fine rapporto del personale viene iscritto sulla base del relativo valore attuariale, determinato annualmente secondo le stime effettuate da un attuario esterno indipendente, tenendo anche conto delle variazioni normative apportate dal Decreto Legislativo n. 252/2005 e dalla Legge n. 296/2006; ai fini dell'attualizzazione si utilizza il metodo della proiezione unitaria del credito, che prevede la proiezione degli esborsi futuri sulla base di analisi storico-statistiche e della curva demografica e l'attualizzazione finanziaria di tali flussi sulla base di un tasso d'interesse di mercato. I contributi versati in ciascun esercizio sono considerati come unità separate, rilevate e valutate singolarmente ai fini della determinazione dell'obbligazione finale.
Gli accantonamenti relativi al trattamento di fine rapporto del personale nonché gli utili e le perdite attuariali eventualmente emergenti vengono imputati al conto economico nella voce "spese per il personale"; nei casi in cui l'elemento temporale risulti significativo, gli accantonamenti vengono attualizzati utilizzando i tassi correnti di mercato.

Riserve Tecniche
Le riserve tecniche relative a contratti di assicurazione e a strumenti finanziari con partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 sono rilevate tra le "riserve tecniche" e le corrispondenti riserve tecniche a carico dei riassicuratori sono riportate tra le "riserve tecniche a carico dei riassicuratori"; i relativi criteri di valutazione sono in linea con quanto indicato dall'Associazione di categoria delle imprese assicurative (ANIA) nonché con quanto previsto dal Provvedimento ISVAP n. 2404/2005 e le relative disposizioni in materia di forme tecniche del bilancio consolidato predisposto secondo i principi IAS/IFRS; in particolare, sono ivi comprese anche le eventuali riserve appostate a seguito della verifica di congruità delle passività ("Liability Adeguacy Test"), le passività differite verso gli assicurati derivanti dall'applicazione dello *"shadow accounting"* e la riserva per somme da pagare.
Le componenti reddituali tipiche dell'attività assicurativa sono incluse nelle voci "premi netti" e "saldo altri proventi/oneri della gestione assicurativa" che risultano composte, rispettivamente, dalla somma algebrica della variazione netta delle riserve tecniche, dai sinistri di competenza pagati nell'esercizio e dai proventi e oneri della gestione assicurativa. I contratti non assicurativi o senza partecipazioni discrezionali agli utili ai sensi dell'IFRS 4 che danno luogo alla rilevazione di attività e passività finanziarie vengono classificati come contratti di investimento e come tali valutati sulla base dello IAS 39 applicando un criterio di contabilizzazione analogo a quello dei depositi (*deposit accounting*); i premi ricevuti non rappresentano ricavi imputati in conto economico ma vengono rilevati come passività nello stato patrimoniale e le somme pagate non costituiscono costi portati a conto economico ma vengono rilevate a riduzione della relativa passività.

Garanzie e impegni
Le garanzie rilasciate e gli impegni ad erogare fondi che comportino rischi di credito sono iscritti per il valore nominale dell'impegno assunto, al netto degli utilizzi per cassa e delle eventuali rettifiche di valore rilevate, su base

sia analitica che collettiva, in relazione alla stima dei possibili esborsi connessi al rischio di credito, tra le "rettifiche/riprese di valore nette per deterioramento di altre operazioni finanziarie"; le suddette garanzie e impegni risultano evidenziate nella Parte B, Sezione "Altre informazioni", della nota integrativa, mentre le rettifiche di valore ad esse relative trovano contropartita nello stato patrimoniale alla voce "altre passività".

Opzioni put
Gli impegni derivanti dalle opzioni put concesse dalla Capogruppo su quote di terzi del patrimonio netto di società controllate sono iscritti nello stato patrimoniale tra le "altre passività" per un importo pari al valore attuale dei relativi prezzi d'esercizio.

Pagamenti basati su azioni
I piani di *stock options* deliberati dal Consiglio di Amministrazione della Capogruppo vengono contabilizzati secondo le modalità previste dall'IFRS 2 "Pagamenti basati su azioni". Il *fair value* dei suddetti piani costituisce una componente negativa di reddito dal momento in cui il piano è deliberato fino alla data di esercizio dell'opzione (c.d. "vesting period"), rilevata tra le spese per il personale con contropartita al patrimonio netto secondo il principio di competenza e determinata ripartendo gli oneri complessivi di ciascun piano sulla base delle regole previste nella delibera di assegnazione (esclusione dei dimissionari, stima di raggiungimento di obiettivi prefissati, prezzo di esercizio, ecc.), stimando la percentuale di esercizio del piano nel periodo di durata dello stesso. Per determinare il suddetto *fair value* iniziale e le sue successive variazioni viene fatto riferimento al valore di mercato delle opzioni alla data di assegnazione e nei periodi successivi fino alla data di esercizio; tale valore dipende dalla differenza tra la quotazione di mercato ed il prezzo di assegnazione delle azione sottostanti stabilite dal piano.

Riconoscimento dei ricavi e dei costi
I ricavi sono riconosciuti nel momento in cui sono percepiti o comunque quando è probabile che saranno ricevuti i benefici futuri e tali benefici possono essere quantificati in modo attendibile; in particolare:
- gli interessi di mora sono contabilizzati nel conto economico solo al momento del loro effettivo incasso;
- i ricavi derivanti dall'intermediazione di strumenti finanziari di negoziazione, determinati dalla differenza tra il prezzo di transazione ed il *fair value* dello strumento, vengono riconosciuti a conto economico in sede di rilevazione dell'operazione se il *fair value* è determinabile con riferimento a parametri o transazioni recenti osservabili sullo stesso mercato nel quale lo strumento è negoziato, mentre i proventi relativi a strumenti finanziari per i quali la suddetta misurazione non è possibile affluiscono al conto economico lungo la durata dell'operazione.

Le commissioni attive e passive relative ai contratti di investimento non rientranti nell'ambito applicativo dell'IFRS 4 ed ai contratti collegati al valore di quote di OICR o di fondi interni assicurativi o collegati ad indici azionari vengono rilevate come ricavi e come costi in conto economico al momento dell'assegnazione del numero di quote.

PARTE B - INFORMAZIONI SULLO STATO PATRIMONIALE CONSOLIDATO

Attivo

Sezione 1 - Cassa e disponibilità liquide - Voce 10

1.1 Cassa e disponibilità liquide: composizione

	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
a) Cassa	245	245	226	8,4%
b) Depositi liberi presso Banche Centrali	27	27	4	n.s.
Totale	**272**	**272**	**230**	**18,3%**

Sezione 2 - Attività finanziarie detenute per la negoziazione - Voce 20

2.1 Attività finanziarie detenute per la negoziazione: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2007	31 dicembre 2006	variazioni %
	Quotati	Non quotati	Quotati	Non quotati			
A. Attività per cassa							
1. Titoli di debito	50				50	397	-87,4%
1.1 Titoli strutturati							
1.2 Altri titoli di debito	50				50	397	-87,4%
2. Titoli di capitale	6				6	2	200,0%
3. Quote di O.I.C.R.	6		89		95	96	-1,0%
4. Finanziamenti							
4.1 Pronti contro termine attivi							
4.2 Altri							
5. Attività deteriorate							
6. Attività cedute non cancellate							
Totale A	62		89		151	495	-69,5%
B. Strumenti derivati							
1. Derivati finanziari		49			49	51	-3,9%
1.1 di negoziazione		27			27	33	-18,2%
1.2 connessi con la fair value option							
1.3 altri		22			22	18	22,2%
2. Derivati creditizi							
2.1 di negoziazione							
2.2 connessi con la fair value option							
2.3 altri							
Totale B		49			49	51	-3,9%
Totale (A+B)	62	49	89		200	546	-63,4%

I derivati finanziari "altri" sono rappresentati da contratti stipulati a fronte di emissioni per le quali si è proceduto allo scorporo della componente derivativa implicita accolta nel contratto ospite.

Il *fair value* dei derivati di negoziazione *over the counter* è calcolato utilizzando le più diffuse tecniche di valutazione ed in particolare *"discounted cash flows"* per gli Interest Rate Swap, *"Black&Scholes"* per le opzioni e *"Monte Carlo"* per gli embedded derivatives scorporati dagli strumenti derivati strutturati. I fattori esogeni adottati per le suddette tecniche di valutazione (curve dei tassi, matrici di volatilità, ecc.) sono forniti da primari providers internazionali.

2.2 Attività finanziarie detenute per la negoziazione: composizione per debitori/emittenti

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Attività per cassa					
1. Titoli di debito	**50**		**50**	**397**	**-87,4%**
a) Governi e Banche Centrali	50		50	34	47,1%
b) Altri enti pubblici					
c) Banche				292	-100,0%
d) Altri emittenti				71	-100,0%
2. Titoli di capitale	**6**		**6**	**2**	**200,0%**
a) Banche	2		2		100,0%
b) Altri emittenti:	4		4	2	100,0%
- imprese di assicurazione	2		2	1	100,0%
- società finanziarie					
- imprese non finanziarie	2		2	1	100,0%
- altri					
3. Quote di O.I.C.R.	**6**	**89**	**95**	**96**	**-1,0%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri emittenti					
Totale A	**62**	**89**	**151**	**495**	**-69,5%**
B. Strumenti derivati	**49**		**49**	**51**	**-3,9%**
a) Banche	38		38	27	40,7%
b) Clientela	11		11	24	-54,2%
Totale B	**49**		**49**	**51**	**-3,9%**
Totale (A+B)	**111**	**89**	**200**	**546**	**-63,4%**

2.3 Attività finanziarie detenute per la negoziazione: strumenti derivati di negoziazione

2.3.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2007	31 dicembre 2006	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	**24**	**1**	**22**		**2**	**49**	**51**	**-3,9%**
• con scambio di capitale		1				1	1	0,0%
- opzioni acquistate								
- altri derivati		*1*				*1*	*1*	*0,0%*
• senza scambio di capitale	24		22		2	48	50	-4,0%
- opzioni acquistate			*22*			*22*	*18*	*22,2%*
- altri derivati	*24*				*2*	*26*	*32*	*-18,8%*
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**24**	**1**	**22**		**2**	**49**	**51**	**-3,9%**
Totale (A+B)	**24**	**1**	**22**		**2**	**49**	**51**	**-3,9%**

2.4 Attività finanziarie per cassa detenute per la negoziazione (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

2.4.1 Di pertinenza del gruppo bancario

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**397**	**2**	**11**		**410**
B. Aumenti	**15.775**	**1.069**	**1.604**		**18.448**
B1. Acquisti	15.761	1.068	1.603		18.432
B2. Variazioni positive di fair value					
B3. Altre variazioni	14	1	1		16
C. Diminuzioni	**16.122**	**1.065**	**1.609**		**18.796**
C1. Vendite	16.090	1.064	1.609		18.763
C2. Rimborsi	21				21
C3. Variazioni negative di fair value	1				1
C4. Altre variazioni	10	1			11
D. Rimanenze finali	**50**	**6**	**6**		**62**

2.4.2 Di pertinenza delle imprese di assicurazione

Variazioni/Attività sottostanti	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali			**85**		**85**
B. Aumenti			**16**		**16**
B1. Acquisti			12		12
B2. Variazioni positive di fair value			4		4
B3. Altre variazioni					
C. Diminuzioni			**12**		**12**
C1. Vendite			12		12
C2. Rimborsi					
C3. Variazioni negative di fair value					
C4. Altre variazioni					
D. Rimanenze finali			**89**		**89**

Sezione 3 - Attività finanziarie valutate al fair value - Voce 30

3.1 Attività finanziarie valutate al fair value: composizione merceologica

Voci/Valori	Imprese di assicurazione		31 dicembre 2007	31 dicembre 2006	variazioni %
	Quotati	Non quotati			
1. Titoli di debito	778		778	419	85,7%
1.1 Titoli strutturati				419	-100,0%
1.2 Altri titoli di debito	778		778		100,0%
2. Titoli di capitale	13		13		100,0%
3. Quote di O.I.C.R.	912		912	1.112	-18,0%
4. Finanziamenti					
4.1 Strutturati					
4.2 Altri					
5. Attività deteriorate					
6. Attività cedute non cancellate					
Totale	1.703		1.703	1.531	11,2%
Costo	1.703		1.703	1.531	11,2%

3.2 Attività finanziarie valutate al fair value: composizione per debitori/emittenti

Voci/Valori	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli di debito	**778**	**778**	**419**	**85,7%**
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche			419	-100,0%
d) Altri emittenti	778	778		
2. Titoli di capitale	**13**	**13**		**100,0%**
a) Banche				
b) Altri emittenti:	13	13		100,0%
- imprese di assicurazione				
- società finanziarie				
- imprese non finanziarie				
- altri	13	13		100,0%
3. Quote di O.I.C.R.	**912**	**912**	**1.112**	**-18,0%**
4. Finanziamenti				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
5. Attività deteriorate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
6. Attività cedute non cancellate				
a) Governi e Banche Centrali				
b) Altri enti pubblici				
c) Banche				
d) Altri soggetti				
Totale	**1.703**	**1.703**	**1.531**	**11,2%**

3.3 Attività finanziarie valutate al fair value (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

3.3.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
A. Esistenze iniziali	**513**		**1.018**		**1.531**
B. Aumenti	**395**	**13**	**41**		**449**
B1. Acquisti		13			13
B2. Variazioni positive di fair value			34		34
B3. Altre variazioni	395		7		402
C. Diminuzioni	**130**		**147**		**277**
C1. Vendite					
C2. Rimborsi					
C3. Variazioni negative di fair value			143		143
C4. Altre variazioni	130		4		134
D. Rimanenze finali	**778**	**13**	**912**		**1.703**

Sezione 4 - Attività finanziarie disponibili per la vendita - Voce 40

4.1 Attività finanziarie disponibili per la vendita: composizione merceologica

Voci/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Titoli di debito	681	4	882		1.563	4	1.550	100	0,8%	-96,0%
1.1 Titoli strutturati	8				8				100,0%	
1.2 Altri titoli di debito	673	4	882		1.555	4	1.550	100	0,3%	-96,0%
2. Titoli di capitale	6	191			6	191	4	194	n.s.	-1,5%
2.1 Valutati al fair value	6	91			6	91	4	95	n.s.	-4,2%
2.2 Valutati al costo		100				100		99		1,0%
3. Quote di O.I.C.R.	111	33	2		113	33	34	80	232,4%	-58,8%
4. Finanziamenti										
5. Attività deteriorate		2				2				100,0%
6. Attività cedute non cancellate	1.441	4			1.441	4	1.097	244	31,4%	-98,4%
Totale	2.239	234	884		3.123	234	2.685	618	16,3%	-62,1%

Il *fair value* dei titoli di debito e dei titoli di capitale quotati è pari alle quotazioni di chiusura dei mercati.

Il *fair value* dei titoli di debito non quotati è stimato in base a quotazioni di titoli simili.
Il *fair value* dei titoli di capitale non quotati è stimato sulla base delle metodologie di valutazione più pertinenti in base al tipo di attività svolta dalle singole società; in generale, si tratta di metodi basati sull'attualizzazione dei flussi di cassa o metodi basati su multipli di mercato ritenuti più idonei.

Per i titoli di capitale riferiti ad imprese bancarie, il metodo di valutazione ritenuto più idoneo è il *Dividend Discount Model* (DDM) nella versione *excess capital*, il quale assume che il valore economico di una banca sia dato dall'attualizzazione di un flusso di dividendi tale da non condizionare il livello di patrimonializzazione ritenuto necessario per assicurare lo sviluppo atteso della banca. Il tasso di sconto applicato per attualizzare i dividendi futuri è il *cost of equity* (ke) determinato applicando il *Capital Asset Pricing Model* (CAPM).
Per i titoli di capitale riferiti ad imprese industriali o immobiliari, sono stati utilizzati multipli Equity Value/Sales oppure multipli di patrimonio netto.

Una parte di titoli di capitale è stata poi mantenuta al costo in quanto la gamma di stime ragionevoli di *fair value* è significativa e le probabilità delle varie stime non possono essere valutate ragionevolmente.

4.2 Attività finanziarie disponibili per la vendita: composizione per debitori/emittenti

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli di debito	**685**	**882**	**1.567**	**1.650**	**-5,0%**
a) Governi e Banche Centrali	483		483	1.199	-59,7%
b) Altri enti pubblici	5		5	6	-16,7%
c) Banche	154		154	343	-55,1%
d) Altri emittenti	43	882	925	102	n.s.
2. Titoli di capitale	**197**		**197**	**198**	**-0,5%**
a) Banche	136		136	67	103,0%
b) Altri emittenti:	61		61	131	-53,4%
- imprese di assicurazione					
- società finanziarie	21		21	17	23,5%
- imprese non finanziarie	38		38	37	2,7%
- altri	2		2	77	-97,4%
3. Quote di O.I.C.R.	**144**	**2**	**146**	**114**	**28,1%**
4. Finanziamenti					
a) Governi e Banche Centrali					
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
5. Attività deteriorate	**2**		**2**		**100,0%**
a) Governi e Banche Centrali	2		2		100,0%
b) Altri enti pubblici					
c) Banche					
d) Altri soggetti					
6. Attività cedute non cancellate	**1.445**		**1.445**	**1.341**	**7,8%**
a) Governi e Banche Centrali	1.098		1.098	945	16,2%
b) Altri enti pubblici					
c) Banche	260		260	366	-29,0%
d) Altri soggetti	87		87	30	190,0%
Totale	**2.473**	**884**	**3.357**	**3.303**	**1,6%**

4.5 Attività finanziarie disponibili per la vendita (diverse da quelle cedute e non cancellate e da quelle deteriorate): variazioni annue

4.5.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale A
A. Esistenze iniziali	**750**	**205**	**112**		**1.067**
B. Aumenti	**2.018**	**4**	**104**		**2.126**
B1. Acquisti	1.995	1	100		2.096
B2. Variazioni positive di FV	2	2	3		7
B3. Riprese di valore					
- imputate al conto economico					
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	21	1	1		23
C. Diminuzioni	**2.083**	**12**	**72**		**2.167**
C1. Vendite	1.103		65		1.168
C2. Rimborsi	929	1			930
C3. Variazioni negative di FV	23	10	6		39
C4. Svalutazioni da deterioramento		1			1
- imputate al conto economico		*1*			*1*
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni	28		1		29
D. Rimanenze finali	**685**	**197**	**144**		**1.026**

4.5.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	31 dicembre 2007
A. Esistenze iniziali	**904**		**2**		**906**
B. Aumenti	**128**				**128**
B1. Acquisti	110				110
B2. Variazioni positive di FV	6				6
B3. Riprese di valore					
- imputate al conto economico					
- imputate al patrimonio netto					
B4. Trasferimenti da altri portafogli					
B5. Altre variazioni	12				12
C. Diminuzioni	**150**				**150**
C1. Vendite	97				97
C2. Rimborsi					
C3. Variazioni negative di FV					
C4. Svalutazioni da deterioramento					
- imputate al conto economico					
- imputate al patrimonio netto					
C5. Trasferimenti ad altri portafogli					
C6. Altre variazioni	53				53
D. Rimanenze finali	**882**		**2**		**884**

Sezione 6 - Crediti verso banche - Voce 60

6.1 Crediti verso banche: composizione merceologica

6.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni / Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Crediti verso Banche Centrali	**117**	**98**	**19,4%**
1. Depositi vincolati		28	-100,0%
2. Riserva obbligatoria	117	70	67,1%
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**1.120**	**1.541**	**-27,3%**
1. Conti correnti e depositi liberi	118	309	-61,8%
2. Depositi vincolati	899	1.168	-23,0%
3. Altri finanziamenti	103	64	60,9%
3.1 Pronti contro termine attivi	51	12	n.s.
3.2 Locazione finanziaria	13		100,0%
3.3 Altri	39	52	-25,0%
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**1.237**	**1.639**	**-24,5%**
Totale (fair value)	**1.263**	**1.639**	**-22,9%**

6.1.2 Di pertinenza delle imprese di assicurazione

Tipologia operazioni / Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Crediti verso Banche Centrali			
1. Depositi vincolati			
2. Riserva obbligatoria			
3. Pronti contro termine attivi			
4. Altri			
B. Crediti verso banche	**15**	**33**	**-54,5%**
1. Conti correnti e depositi liberi	15	33	-54,5%
2. Depositi vincolati			
3. Altri finanziamenti			
3.1 Pronti contro termine attivi			
3.2 Locazione finanziaria			
3.3 Altri			
4. Titoli di debito			
4.1 Titoli strutturati			
4.2 Altri titoli di debito			
5. Attività deteriorate			
6. Attività cedute non cancellate			
Totale (valore di bilancio)	**15**	**33**	**-54,5%**
Totale (fair value)	**15**	**33**	**-54,5%**

Sezione 7 - Crediti verso clientela - Voce 70

7.1 Crediti verso clientela: composizione merceologica

7.1.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Conti correnti	2.450	2.284	7,3%
2. Pronti contro termine attivi			
3. Mutui	8.679	7.345	18,2%
4. Carte di credito, prestiti personali e cessioni del quinto	197	211	-6,6%
5. Locazione finanziaria	3.298		100,0%
6. Factoring	806		100,0%
7. Altre operazioni	4.294	4.412	-2,7%
8. Titoli di debito			
8.1 Titoli strutturati			
8.2 Altri titoli di debito			
9. Attività deteriorate	661	376	75,8%
10. Attività cedute non cancellate			
Totale (valore di bilancio)	**20.385**	**14.628**	**39,4%**
Totale (fair value)	**20.894**	**14.929**	**40,0%**

7.2 Crediti verso clientela: composizione per debitori/emittenti

7.2.1 Di pertinenza del gruppo bancario

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli di debito:			
a) Governi			
b) Altri enti pubblici			
c) Altri emittenti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
2. Finanziamenti verso:	**19.724**	**14.251**	**38,4%**
a) Governi	44	64	-31,3%
b) Altri enti pubblici	343	347	-1,2%
c) Altri soggetti	19.337	13.840	39,7%
- imprese non finanziarie	14.448	9.347	54,6%
- imprese finanziarie	497	662	-24,9%
- assicurazioni			
- altri	4.392	3.831	14,6%
3. Attività deteriorate:	**661**	**377**	**75,3%**
a) Governi			
b) Altri enti pubblici	123		
c) Altri soggetti	538	377	42,7%
- imprese non finanziarie	445	287	55,1%
- imprese finanziarie	4	3	33,3%
- assicurazioni			
- altri	89	87	2,3%
4. Attività cedute e non cancellate:			
a) Governi			
b) Altri enti pubblici			
c) Altri soggetti			
- imprese non finanziarie			
- imprese finanziarie			
- assicurazioni			
- altri			
Totale	**20.385**	**14.628**	**39,4%**

Sezione 8- Derivati di copertura - Voce 80

8.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

8.1.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	**31 dicembre 2007**	**31 dicembre 2006**	**variazioni %**
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non Quotati								
1) Derivati finanziari:	***11***					***11***	***7***	***-86,3%***
• con scambio di capitale								
- opzioni acquistate								
- altri derivati								
• senza scambio di capitale								
- opzioni acquistate								
- altri derivati	11					11	7	57,1%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**11**					**11**	**7**	**57,1%**
Totale A + B	**11**					**11**	**7**	**57,1%**

8.2 Derivati di copertura: composizione per portafogli coperti e per tipologia di copertura (valore di bilancio)

8.2.1 di pertinenza del gruppo bancario

Operazioni/Tipo di copertura	Fair value						Flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						X		X
2. Crediti				X		X		X
3. Attività finanziarie detenute sino alla scadenza	X			X		X		X
4. Portafoglio	X	X	X	X	X		X	
Totale attività								
1. Passività finanziarie	5			X		X	6	X
2. Portafoglio	X	X	X	X	X		X	
Totale passività	**5**						**6**	

Lo schema di cui sopra riporta il valore positivo dei contratti di copertura di *fair value* di passività lineari e strutturate, così come richiesto dallo IAS 39 in materia di *hedge accounting*.

Sezione 10 - Le partecipazioni - Voce 100

10.1 Partecipazioni in società controllate in modo congiunto (valutate al patrimonio netto) e in società sottoposte ad influenza notevole: informazioni sui rapporti partecipativi

Denominazioni	Sede	Tipo di rapporto 1)	Rapporto di partecipazione		Disponibilità voti %
			Impresa partecipante	Quota %	
A. Imprese sottoposte a controllo congiunto					
1. Findomestic Banca S.p.A.	Firenze	7)	Banca CR Firenze S.p.A. Cassa di Risparmio di Pistoia e Pescia S.p.A.	47,17 2,83	50,00
2. Soprarno SGR S.p.A.	Firenze	7)	Banca CR Firenze S.p.A.	47,50	47,50
B. Imprese sottoposte ad influenza notevole					
1. Spezia Risorse S.p.A.	La Spezia	8)	Ge.FI.L. S.p.A.	20,00	20,00
2. Sviluppo Industriale S.p.A.	Pistoia	8)	Cassa di Risparmio di Pistoia e Pescia S.p.A.	29,19	29,19
3. Acileasing Friuli Venezia Giulia S.p.A.	Udine	8)	Centro Leasing Banca S.p.A.	25,07	25,07
4. Euroasset Italia S.r.l.	Firenze	8)	Centro Leasing Banca S.p.A.	49,00	49,00
5. CE.SPE.VI S.r.l.	Pistoia	8)	Cassa di Risparmio di Pistoia e Pescia S.p.A.	20,00	20,00
6. S.A.F.I. S.r.l.	Venezia	8)	Centro Leasing Rete S.p.A.	20,00	20,00

1) Tipo di rapporto espresso secondo la codifica stabilita dalla Banca d'Italia, dove 7) definisce il controllo congiunto ai sensi dello IAS 31 e 8) si riferisce all'impresa associata ai sensi dello IAS 28.

10.2 Partecipazioni in società controllate in modo congiunto e in società sottoposte ad influenza notevole: informazioni contabili

Denominazioni	Totale attivo (1)	Ricavi totali (2)	Utile (Perdita)	Patrimonio netto (3)	Valore di bilancio consolidato	Fair value (4)
A. Imprese valutate al patrimonio netto	**11.440**	**1.182**	69	749	**381**	
A.1 Sottoposte a controllo congiunto						
1. Findomestic Gruppo	11.426	1.181	69	745	380	X
2. Soprarno SGR S.p.A.	2			2	1	X
A.2 Sottoposte a influenza notevole						
1. Spezia Risorse S.p.A.	7			1		
2. Sviluppo Industriale S.p.A.	5	1		1		
3. Acileasing Friuli Venezia Giulia S.p.A.	25	9		3		
4. Euroasset Italia S.r.l.						
5. CE.SPE.VI. S.r.l.	1			1		
6. S.A.F.I. S.r.l.						

Laddove non è indicato alcun valore l'importo risulta essere inferiore al milione di euro.

(1) I dati contabili sono desunti dai bilanci al 31 dicembre 2007 approvati dai rispettivi Consigli di Amministrazione, ad eccezione di Spezia Risorse S.p.A., Acileasing S.p.A. e Euroasset S.r.l. per le quali i dati sono desunti dal bilancio al 31 dicembre 2006.

(2) I ricavi totali indicano l'importo complessivo delle componenti reddituali che presentano segno positivo al lordo delle imposte.

(3) Il patrimonio netto include l'utile dell'esercizio.

(4) Il *fair value* non è indicato in quanto non vi sono società sottoposte ad influenza notevole quotate in borsa.

10.3 Partecipazioni: variazioni annue

	Gruppo bancario	31 dicembre 2007	31 dicembre 2006
A. Esistenze iniziali	476	476	435
B. Aumenti	7	7	41
B.1 Acquisti			1
B.2 Riprese di valore			
B.3 Rivalutazioni			
B.4 Altre variazioni	7	7	40
C. Diminuzioni	101	101	
C.1 Vendite	1	1	
C.2 Rettifiche di valore			
C.3 Altre variazioni	100	100	
D. Rimanenze finali	382	382	476
E. Rivalutazioni totali			
F. Rettifiche totali			

La voce C.3 include il valore complessivo al 31.12.06 di Centro Leasing Banca S.p.A. e di Centro Factoring S.p.A. che dal secondo semestre 2007 sono consolidate integralmente.

10.4 Impegni riferiti a partecipazioni in società controllate in modo congiunto

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società controllate in modo congiunto.

10.5 Impegni riferiti a partecipazioni in società sottoposte ad influenza notevole

Non sono presenti alla data di chiusura dell'esercizio impegni riferiti a partecipazioni in società collegate.

Sezione 11 - Riserve tecniche a carico dei riassicuratori - Voce 110

11.1 Riserve tecniche a carico dei riassicuratori: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni
A. Ramo danni			
A1. Riserve premi			
A2. Riserve sinistri			
A3. Altre riserve			
B. Ramo vita			
B1. Riserve matematiche			
B2. Riserve per somme da pagare			
B3. Altre riserve			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati			
C1. Riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato			
C2. Riserve derivanti dalla gestione dei fondi pensione			
D. Totale riserve tecniche a carico dei riassicuratori			

Il saldo delle riserve tecniche risulta inferiore ad un milione di euro e non è stato pertanto valorizzato nella presente tabella.

Sezione 12 - Attività materiali - Voce 120

12.1 Attività materiali: composizione delle attività valutate al costo

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Attività ad uso funzionale					
1.1 di proprietà	507	66	573	377	52,0%
a) terreni	91	20	111	107	3,7%
b) fabbricati	214		214	202	5,9%
c) mobili	20		20	20	0,0%
d) impianti elettronici	16		16	14	14,3%
e) altre	166	46	212	34	n.s.
1.2 acquisite in locazione finanziaria	8		8	3	166,7%
a) terreni	3		3	1	200,0%
b) fabbricati	5		5	2	150,0%
c) mobili					
d) impianti elettronici					
e) altre					
Totale A	515	66	581	380	52,9%
B. Attività detenute a scopo di investimento					
2.1 di proprietà					
a) terreni					
b) fabbricati					
2.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
Totale B					
Totale (A+B)	515	66	581	380	52,9%

12.2 Attività materiali: composizione delle attività valutate al fair value o rivalutate

Attività/Valori	Gruppo bancario	Altre imprese	31 dicembre 2007	31 dicembre 2006	variazioni %
A Attività ad uso funzionale					
1.1 di proprietà					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
1.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
c) mobili					
d) impianti elettronici					
e) altre					
Totale A					
B. Attività detenute a scopo di investimento					
2.1 di proprietà	68		68	66	3,0%
a) terreni	20		20	19	5,3%
b) fabbricati	48		48	47	2,1%
2.2 acquisite in locazione finanziaria					
a) terreni					
b) fabbricati					
Totale B	68		68	66	3,0%
Totale (A+B)	68		68	66	3,0%

12.3 Attività materiali ad uso funzionale: variazioni annue

12.3.1 Di pertinenza del gruppo bancario

	Terreni	Fabbricati	Mobili	Impianti elettronici	Altre	31 dicembre 2007
A. Esistenze iniziali lorde	**90**	**413**	**40**	**33**	**41**	617
A.1 Riduzioni di valore totali nette	(1)	(209)	(20)	(19)	(28)	(277)
A.2 Esistenze iniziali nette	**89**	**204**	**20**	**14**	**13**	**340**
B. Aumenti	**5**	**26**	**3**	**9**	**1.321**	**1.364**
B.1 Acquisti	2	5	3	8	1.204	1.222
B.2 Spese per migliorie capitalizzate						
B.3 Riprese di valore						
B.4 Variazioni positive di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
B.5 Differenze positive di cambio						
B.6 Trasferimenti da immobili detenuti a scopo di investimento		1				1
B.7 Altre variazioni	3	20		1	117	141
C. Diminuzioni		**(11)**	**(3)**	**(7)**	**(1.168)**	**(1.189)**
C.1 Vendite						
C.2 Ammortamenti		(11)	(3)	(7)	(5)	(26)
C.3 Rettifiche di valore da deterioramento imputate a:						
a) patrimonio netto						
b) conto economico						
C.4 Variazioni negative di fair value imputate a:						
a) patrimonio netto						
b) conto economico						
C.5 Differenze negative di cambio						
C.6 Trasferimenti a						
a) attività materiali detenute a scopo di investimento						
b) attività in via di dismissione						
C.7 Altre variazioni					(1.163)	(1.163)
D. Rimanenze finali nette	**94**	**219**	**20**	16	166	**515**
D.1 Riduzioni di valore totali nette	1	227	23	25	37	313
D.2 Rimanenze finali lorde	**95**	**446**	**43**	**41**	**203**	**828**
E. Valutazione al costo						

12.3.3 di pertinenza delle altre imprese

Le attività materiali relative alle "Altre imprese" si riferiscono ai terreni ed ai fabbricati della società Immobiliare Nuova Sede S.r.l.; nel corso del 2007 tale voce presenta una variazione di circa 27 milioni di euro, dovuta alla costruzione della nuova sede della Capogruppo.

12.4 Attività materiali detenute a scopo di investimento: variazioni annue

	Gruppo bancario		31 dicembre 2007		31 dicembre 2006	
	Terreni	Fabbricati	Terreni	Fabbricati	Terreni	Fabbricati
A. Esistenze iniziali	19	47	19	47	17	41
B. Aumenti						
B.1 Acquisti					1	2
B.2 Spese per migliorie capitalizzate						
B.3 Variazioni positive di fair value	1	1	1	1		2
B.4 Riprese di valore						
B.5 Differenze di cambio positive						
B.6 Trasferimenti da immobili ad uso funzionale					2	3
B.7 Altre variazioni		2		2		1
C. Diminuzioni						
C.1 Vendite		(1)		(1)	(1)	(1)
C.2 Ammortamenti						
C.3 Variazioni negative di fair value						
C.4 Rettifiche di valore da deterioramento						
C.5 Differenze di cambio negative						
C.6 Trasferimenti ad altri portafogli di attività						
a) immobili ad uso funzionale		(1)		(1)		(1)
b) attività non correnti in via di dismissione						
C.7 Altre variazioni						
D. Rimanenze finali	20	48	20	48	19	47
E. Valutazione al fair value	20	48	20	48	19	47

Sezione 13 - Attività immateriali - Voce 130

13.1 Attività immateriali: composizione per tipologia di attività

Attività/Valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2007		31 dicembre 2006		variazione %	
	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata	Durata limitata	Durata illimitata
A.1 Avviamento	X		X		X		X			
A.1.1 di pertinenza del gruppo	X	322	X		X	322	X	318		1,3%
A.1.2 di pertinenza dei terzi	X		X		X		X			
A.2 Altre attività immateriali										
A.2.1 Attività valutate al costo:										
a) Attività immateriali generate internamente										
b) Altre attività	17		1		18		16		12,5%	
A.2.2 Attività valutate al fair value:										
a) Attività immateriali generate internamente										
b) Altre attività										
Totale	17	322	1		18	322	16	318	12,5%	1,3%

Al 31 dicembre 2007 la voce A.1.1 "Avviamento a durata illimitata" si riferisce, per 233 milioni di euro, a differenze positive di consolidamento e di patrimonio netto, mentre per 89 milioni di euro è relativa a disavanzi derivanti da acquisti di rami d'azienda e da fusioni operate dalla Capogruppo.

13.2 Attività immateriali: variazioni annue

13.2.1 Di pertinenza del gruppo bancario

	Avviamento	Altre attività immateriali: generate internamente		Altre attività immateriali: altre		31 dicembre 2007	31 dicembre 2006
		Lim	Illim	Lim	Illim		
A. Esistenze iniziali	318			81		399	363
A.1 Riduzioni di valore totali nette				(65)		(65)	(52)
A.2 Esistenze iniziali nette	318			16		334	311
B. Aumenti							
B.1 Acquisti				15		15	35
B.2 Incrementi di attività immateriali interne	X			2			
B.3 Riprese di valore	X						
B.4 Variazioni positive di fair value							
- a patrimonio netto	X						
- a conto economico	X						
B.5 Differenze di cambio positive							
B.6 Altre variazioni	4			1		5	5
C. Diminuzioni							
C.1 Vendite							
C.2 Rettifiche di valore							
- Ammortamenti	X			(16)		(16)	(17)
- Svalutazioni:							
+ patrimonio netto	X						
+ conto economico							
C.3 Variazioni negative di fair value:							
- a patrimonio netto	X						
- a conto economico	X						
C.4 Trasferimenti alle attività non correnti in via di dismissione							
C.5 Differenze di cambio negative							
C.6 Altre variazioni							
D. Rimanenze finali nette	322			18		340	334
D.1 Rettifiche di valore totali nette				92		92	65
E. Rimanenze finali lorde	322			110		432	399
F. Valutazione al costo							

Legenda
Lim: a durata limitata
Illim: a durata illimitata

Sezione 14 - Le attività fiscali e le passività fiscali - Voce 140 dell'attivo e Voce 80 del passivo

Tenendo conto della situazione fiscale delle società del Gruppo e, di conseguenza, della previsione per i futuri esercizi di rilevanti redditi imponibili, sono state contabilizzate tutte le imposte anticipate e differite, applicando con criteri prudenziali le aliquote fiscali IRES e IRAP vigenti dal 1° gennaio 2008, che a livello di sistema risultano rispettivamente pari al 27,5% ed al 3,90%; in proposito si ricorda che fino al 31 dicembre 2007 le suddette aliquote erano pari al 33% e al 4,25% e le relative deduzioni hanno comportato una diminuzione dell'ammontare delle imposte anticipate e differite rilevate fino al 31 dicembre 2006 ed ancora esistenti alla data di chiusura dell'esercizio.

A seguito dell'applicazione dei principi contabili IAS/IFRS, a decorrere dal 1° gennaio 2006 sono state iscritte attività e/o passività correnti e differite riguardanti poste del patrimonio netto connesse principalmente all'effetto valutativo del portafoglio AFS ed all'imputazione, sempre a patrimonio netto, delle spese sostenute a fronte dell'aumento di capitale sociale.

Si precisa che la voce "Capitale", interamente riferita alla Capogruppo, include riserve in sospensione d'imposta complessivamente pari a 307,4 milioni di euro (costituite in base alle Leggi n. 823/1973, 576/1975, 72/1983, 408/1990, 413/1991, 342/2000 e 266/2005), a fronte delle quali non sono state peraltro rilevate imposte differite passive, il cui ammontare teorico complessivo risulterebbe pari a 99,3 milioni di euro, non essendo al momento ipotizzabile una riduzione del capitale sociale. Si precisa infine che non esistono perdite fiscali e non sono state pertanto rilevate attività per imposte anticipate relative a tale fattispecie.

14.1 Attività per imposte anticipate: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Crediti	34	32	6,3%
Titoli	11	3	266,7%
Fondi per rischi ed oneri	27	33	-18,2%
Fondo di quiescienza per il personale	12	12	0,0%
Fondo TFR		6	-100,0%
Avviamento	1	1	0,0%
Altro	14	2	600,0%
Totale	99	89	11,2%

14.2 Passività per imposte differite: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Crediti	4	2	100,0%
Titoli	13	10	30,0%
Fondo TFR	2		100,0%
Fondo di quiescienza per il personale	1		100,0%
Avviamento	1	1	0,0%
Partecipazioni	6		100,0%
Immobili	5	3	66,7%
Altro	14	8	75,0%
Totale	46	24	91,7%

14.3 Variazioni delle imposte anticipate (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006
Importo iniziale	109	3	112	83
Aumenti	30	6	36	49
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi	2		2	5
b) dovute al mutamento di criteri contabili				
c) riprese di valore				
d) altre	5		5	2
2.2 Nuove imposte o incrementi di aliquote fiscali	23		23	42
2.3 Altri aumenti		6	6	
Diminuzioni	(54)		(54)	(43)
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri	(38)		(38)	(43)
b) svalutazioni per sopravvenuta irrecuperabilità				
c) mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali	(16)		(16)	
3.3 Altre diminuzioni				
Importo finale	85	9	94	89

14.4 Variazioni delle imposte differite (in contropartita del conto economico)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale	**25**	**4**	**29**	**46**
2. Aumenti	**21**	**6**	**27**	**11**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	7		7	2
b) dovute al mutamento di criteri contabili				
c) altre	2		2	4
2.2 Nuove imposte o incrementi di aliquote fiscali	6		6	4
2.3 Altri aumenti	6	6	12	1
3. Diminuzioni	**(16)**	**(1)**	**(17)**	**(38)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(10)		(10)	(30)
b) dovute al mutamento di criteri contabili				(8)
c) altre				
3.2 Riduzioni di aliquote fiscali	(5)		(5)	
3.3 Altre diminuzioni	(1)	(1)	(2)	
4. Importo finale	**30**	**9**	**39**	**19**

14.5 Variazioni delle imposte anticipate (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale				**16**
2. Aumenti	**6**		**6**	**3**
2.1 Imposte anticipate rilevate nell'esercizio				
a) relative a precedenti esercizi				3
b) dovute al mutamento di criteri contabili				
c) altre	2		2	
2.2 Nuove imposte o incrementi di aliquote fiscali	4		4	
2.3 Altri aumenti				
3. Diminuzioni	**(1)**		**(1)**	**(19)**
3.1 Imposte anticipate annullate nell'esercizio				
a) rigiri	(1)		(1)	(19)
b) svalutazioni per sopravvenuta irrecuperabilità				
c) dovute al mutamento di criteri contabili				
3.2 Riduzioni di aliquote fiscali				
3.3 Altre diminuzioni				
4. Importo finale	**5**		**5**	

14.6 Variazioni delle imposte differite (in contropartita del patrimonio netto)

	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006
1. Importo iniziale	**8**		**8**	**11**
2. Aumenti	**4**		**4**	**2**
2.1 Imposte differite rilevate nell'esercizio				
a) relative a precedenti esercizi	1		1	2
b) dovute al mutamento di criteri contabili				
c) altre	1		1	
2.2 Nuove imposte o incrementi di aliquote fiscali	2		2	
2.3 Altri aumenti				
3. Diminuzioni	**(5)**		**(5)**	**(8)**
3.1 Imposte differite annullate nell'esercizio				
a) rigiri	(4)		(4)	(8)
b) dovute al mutamento di criteri contabili				
c) altre				
3.2 Riduzioni di aliquote fiscali	(1)		(1)	
3.3 Altre diminuzioni				
4. Importo finale	**7**		**7**	**5**

14.7 Altre informazioni

Informazioni relative alla fiscalità corrente ed al "Consolidato Fiscale Nazionale"

La voce 140 a)"Attività fiscali correnti" è così costituita:

	31 dicembre 2007	31 dicembre 2006	variazioni %
Acconti per imposte dirette dell'esercizio in corso	2	3	-33,3%
Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale	4	8	-50,0%
Acconti per imposte indirette	24	26	-7,7%
Crediti d'imposta in conto interessi	7	8	-12,5%
Crediti d'imposta in conto capitale	13	14	-7,1%
Crediti d'imposta per anticipi sul trattamento di fine rapporto	1	4	-75,0%
Altri crediti d'imposta	36	41	-12,2%
Totale B	87	104	-16,3%

Gli "Acconti per imposte IRES relativi al Consolidato Fiscale Nazionale" si riferiscono agli importi corrisposti alla Capogruppo da parte delle società che rientrano nel Consolidato Fiscale Nazionale, istituto giuridico disciplinato dagli articoli 117 e seguenti del D.P.R. n. 917/1986 ed introdotto nella legislazione fiscale dal D.Lgs. n. 344/2003, al quale tali società hanno deciso di aderire adottando il relativo "Regolamento", predisposto da Banca CR Firenze S.p.A. e sottoposto all'approvazione dei rispettivi Consigli di Amministrazione.

Sezione 16 - Altre attività - Voce 160

16.1 Altre attività: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Crediti tributari verso erario, enti impositori e Consolidato Fiscale Nazionale	28	2	n.s.
Assegni di terzi in giacenza presso la cassa	70	68	2,9%
Assegni tratti sull'azienda in giacenza presso la cassa		1	-100,0%
Partite viaggianti tra filiali	141	95	48,4%
Partite in corso di lavorazione	19	11	72,7%
Risconti attivi non riconducibili a voce propria	9	6	50,0%
Ratei attivi non riconducibili a voce propria	5	4	25,0%
Migliorie su beni di terzi	5	2	150,0%
Accertamenti di bilancio	44	48	-8,3%
Software in attesa di imputazione definitiva	10	4	150,0%
Partite diverse presso le filiali	3	2	50,0%
Operazioni sull'estero	8	3	166,7%
Partite varie in attesa di imputazione	27	42	-35,7%
Altre	54	77	-29,9%
Totale	**423**	**365**	**15,9%**

La voce "Altre" include principalmente gli accertamenti di bilancio e le partite non imputabili ad altre voci.

Si segnala che le "Altre attività" sono pressoché interamente riferite al gruppo bancario.

PASSIVO

Sezione 1 - Debiti verso banche - Voce 10

1.1 Debiti verso banche: composizione merceologica

Tipologia operazioni/Componenti del gruppo	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Debiti verso banche centrali	**100**		**100**	70	**42,9%**
2. Debiti verso banche	**4.181**		**4.181**	**746**	**460,5%**
2.1 Conti correnti e depositi liberi	660		660	227	190,7%
2.2 Depositi vincolati	847		847	277	205,8%
2.3 Finanziamenti	2.560		2.560	13	n.s.
2.3.1 locazione finanziaria					
2.3.2 altri	2.560		2.560	13	n.s.
2.4 Debiti per impegni di riacquisto di propri strumenti patrimoniali					
2.5 Passività a fronte di attività cedute non cancellate dal bilancio	106		106	222	-52,3%
2.5.1 pronti contro termine passivi	106		106	222	-52,3%
2.5.2 altre					
2.6 Altri debiti	8		8	7	14,3%
Totale	**4.281**		**4.281**	**816**	**424,6%**
Fair value	**4.281**		**4.281**	**816**	**424,6%**

I consistenti incrementi di conti correnti, depositi e finanziamenti sono dovuti all'ingresso di Centro Leasing Banca SpA e Centro Factoring SpA nell'area di consolidamento del gruppo per un totale di circa 2.931 milioni di euro.

Sezione 2 - Debiti verso clientela - Voce 20

2.1 Debiti verso clientela: composizione merceologica

Tipologia operazioni/Componenti del gruppo	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Conti correnti e depositi liberi	10.397	10.397	10.099	3,0%
2. Depositi vincolati	38	38	30	26,7%
3. Fondi di terzi in amministrazione				
4. Finanziamenti	2	2	3	-33,3%
4.1 locazione finanziaria	2	2	2	0,0%
4.2 altri			1	-100,0%
5. Debiti per impegni di riacquisto di propri strumenti patrimoniali				
6. Passività a fronte di attività cedute non cancellate dal bilancio	1.285	1.285	1.115	15,2%
6.1 pronti contro termine passivi	1.285	1.285	1.115	15,2%
6.2 altre				
7. Altri debiti	258	258	142	81,7%
Totale	**11.980**	**11.980**	**11.389**	**5,2%**
Fair value	**11.973**	**11.973**	**11.382**	**5,2%**

Sezione 3 - Titoli in circolazione - Voce 30

3.1 Titoli in circolazione: composizione merceologica

Tipologia titoli/Componenti del gruppo	Gruppo bancario		31 dicembre 2007		31 dicembre 2006		variazioni %	
	VB	FV	VB	FV	VB	FV	VB	FV
A. Titoli quotati								
1. Obbligazioni								
1.1 strutturate								
1.2 altre								
2. Altri titoli								
2.1 strutturati								
2.2 altri								
B. Titoli non quotati	**6.536**	**6.536**	**6.536**	**6.536**	**5.569**	**5.569**	**17,4%**	**17,4%**
1. Obbligazioni								
1.1 strutturate	*93*	*93*	*93*	*93*	*120*	*120*	*-22,5%*	*-22,5%*
1.2 altre	*6.242*	*6.242*	*6.242*	*6.242*	*5.226*	*5.226*	*19,4%*	*19,4%*
2. Altri titoli								
2.1 strutturati								
2.2 altri	*201*	*201*	*201*	*201*	*223*	*223*	*-9,9%*	*-9,9%*
Totale	**6.536**	**6.536**	**6.536**	**6.536**	**5.569**	**5.569**	**17,4%**	**17,4%**

Legenda
VB = valore di bilancio
FV = fair value

3.2 Dettaglio della voce 30 "Titoli in circolazione": titoli subordinati

	valore nominale	valore computabile nel patrimonio di vigilanza	Società emittente	data di emissione	data di scadenza	tasso d'interesse contrattuale
Prestito obbligazionario subordinato di secondo livello	145		Banca CR Firenze S.p.A.	mar-98	mar-08	Euribor a 6 mesi - 0,40 %
Prestito obbligazionario subordinato di secondo livello	78		Banca CR Firenze S.p.A.	giu-01	giu-08	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	giu-02	giu-12	Euribor a 6 mesi + 1,40%
Prestito obbligazionario subordinato di secondo livello	50	10	Banca CR Firenze S.p.A.	lug-02	lug-09	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	30	12	Banca CR Firenze S.p.A.	feb-03	feb-10	Euribor a 6 mesi
Strumento ibrido di patrimonializzazione upper tier 2	200	200	Banca CR Firenze S.p.A.	dic-03	dic-13	Euribor a 6 mesi + 0,95%
Prestito obbligazionario subordinato di secondo livello	23	14	Banca CR Firenze S.p.A.	feb-04	feb-11	Euribor a 3 mesi
Prestito obbligazionario subordinato di secondo livello	40	16	Banca CR Firenze S.p.A.	lug-04	lug-11	Euribor a 6 mesi
Prestito obbligazionario subordinato di secondo livello	150	150	Banca CR Firenze S.p.A.	dic-04	dic-14	Euribor a 6 mesi + 40 b.p.
Prestito obbligazionario subordinato di secondo livello	16	16	Banca CR Firenze S.p.A.	mag-05	mag-15	Euribor a 3 mesi + 0,45%
Prestito obbligazionario subordinato di secondo livello	65	65	Banca CR Firenze S.p.A.	mag-06	mag-13	Euribor a 6 mesi + 0,15%
Prestito obbligazionario subordinato di secondo livello	17	17	Cassa di Risparmio di Orvieto S.p.A.	gen-05	gen-12	Euribor a 6 mesi - 0,10%
Prestito obbligazionario subordinato di terzo livello	60		Banca CR Firenze S.p.A.	dic-06	dic-09	Euribor a 3 mesi + 0,25%
Totale Titoli subordinati	**1.094**	**720**				

Si precisa che per nessuno dei titoli subordinati sopra riportati sono previste clausole che ne consentano la conversione in azioni od in altre forme di passività

3.3 Dettaglio della voce 30 "Titoli in circolazione": titoli oggetto di copertura specifica

Tipologia operazioni/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Titoli oggetto di copertura specifica del fair value: a) rischio di tasso di interesse b) rischio di cambio c) più rischi	2.194	1.806	21,5%
2. Titoli oggetto di copertura specifica dei flussi finanziari: a) rischio di tasso di interesse b) rischio di cambio c) altro	120		100,0%
Totale	**2.314**	**1.806**	**28,1%**

I titoli oggetto di copertura al *fair value* sono rappresentati sia da obbligazioni strutturate che da obbligazioni lineari.

Sezione 4 - Passività finanziarie di negoziazione - Voce 40

4.1 Passività finanziarie di negoziazione: composizione merceologica

Tipologia titoli / Componenti del gruppo	Gruppo bancario				31 dicembre 2007				31 dicembre 2006				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
A. Passività per cassa																
1. Debiti verso banche																
2. Debiti verso clientela																
3. Titoli di debito																
3.1 Obbligazioni																
3.1.1 Strutturate				X				X				X				X
3.1.2 Altre obbligazioni				X				X				X				X
3.2 Altri titoli																
3.2.1 Strutturati				X				X				X				X
3.2.2 Altri				X				X				X				X
Totale A																
B. Strumenti derivati																
1. Derivati finanziari	X			X	X			X	X			X	X			X
1.1 Di negoziazione	X		32	X	X		32	X	X		31	X	X		3,2%	X
1.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
1.3 Altri	X		24	X	X		24	X	X		20	X	X		20,0%	X
2. Derivati creditizi	X			X	X			X	X			X	X			X
2.1 Di negoziazione	X			X	X			X	X			X	X			X
2.2 Connessi con la fair value option	X			X	X			X	X			X	X			X
2.3 Altri	X			X	X			X	X			X	X			X
Totale B	X		56	X	X		56	X	X		51	X	X		9,8%	X
Totale (A+B)	X		56	X	X		56	X	X		51	X	X		9,8%	X

Legenda

FV = fair value

FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione

VN = valore nominale o nozionale

4.4 Passività finanziarie di negoziazione: strumenti derivati

4.4.1 Di pertinenza del gruppo bancario

Tipologie derivati/Attività sottostanti	Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	31 dicembre 2007	31 dicembre 2006	variazioni %
A) Derivati quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Derivati non quotati								
1) Derivati finanziari:	*31*	*1*	*22*		*2*	*56*	*51*	*9,8%*
• con scambio di capitale		1				1	1	0,0%
- opzioni emesse		1				1	1	0,0%
- altri derivati								
• senza scambio di capitale	31		22		2	55	50	10,0%
- opzioni emesse	1		22			23	18	27,8%
- altri derivati	30				2	32	32	0,0%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**31**	**1**	**22**		**2**	**56**	**51**	**9,8%**
Totale (A+B)	**31**	**1**	**22**		**2**	**56**	**51**	**9,8%**

Sezione 5 - Passività finanziarie valutate al fair value - Voce 50

5.1 Passività finanziarie valutate al fair value: composizione merceologica

Tipologia operazione/Valori	Imprese di assicurazione				31 dicembre 2007				31 dicembre 2006				variazioni %			
	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *	VN	FV		FV *
		Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati			Quotati	Non quotati	
1. Debiti verso banche																
1.1 Strutturati																
1.2 Altri																
2. Debiti verso clientela																
2.1 Strutturati																
2.2 Altri	889			889	889			889	1.099			1.099	-19,1%			-19,1%
3. Titoli di debito																
3.1 Strutturati																
3.2 Altri																
Totale	**889**			**889**	**889**			**889**	**1.099**			**1.099**	**-19,1%**			**-19,1%**

La diminuzione della voce 2.2 si riferisce alla riclassifica delle passività assicurative a fronte di polizze con prevalenza di componente finanziaria prevista dall'IFRS 4.

Legenda
FV = fair value
FV* = fair value calcolato escludendo le variazioni di valore dovute al cambiamento del merito creditizio dell'emittente rispetto alla data di emissione
VN = valore nominale

5.3 Passività finanziarie valutate al fair value: variazioni annue

	Debiti verso banche	Debiti verso clientela	Titoli in circolazione	Totale
A. Esistenze iniziali		1.099		1.099
B. Aumenti				
B1. Emissioni				
B2. Vendite				
B3. Variazioni positive di fair value				
B4. Altre variazioni				
C. Diminuzioni		210		210
C1. Acquisti				
C2. Rimborsi				
C3. Variazioni negative di fair value				
C4. Altre variazioni		210		210
D. Rimanenze finali		**889**		**889**

Sezione 6- Derivati di copertura - Voce 60

6.1 Derivati di copertura: composizione per tipologia di contratti e di attività sottostanti

6.1.1 Di pertinenza del gruppo bancario

Tipologie derivati / Attività sottostanti	31 dicembre 2007 Tassi di interesse	Valute e oro	Titoli di capitale	Crediti	Altro	Totale	31 dicembre 2006 Totale	variazioni %
A) Quotati								
1) Derivati finanziari:								
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale								
- opzioni emesse								
- altri derivati								
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale A								
B) Non quotati								
1) Derivati finanziari:	*36*					*36*	*29*	*24,1%*
• con scambio di capitale								
- opzioni emesse								
- altri derivati								
• senza scambio di capitale	36					36	29	24,1%
- opzioni emesse								
- altri derivati	36					36	29	24,1%
2) Derivati creditizi:								
• con scambio di capitale								
• senza scambio di capitale								
Totale B	**36**					**36**	**29**	**24,1%**
Totale (A+B)	**36**					**36**	**29**	**24,1%**

6.2 Derivati di copertura: composizione per portafogli coperti e per tipologie di copertura

6.2.1 Di pertinenza del gruppo bancario

Operazioni/Tipo copertura	Copertura del fair value						Copertura flussi finanziari	
	Specifica					Generica	Specifica	Generica
	rischio di tasso	rischio di cambio	rischio di credito	rischio di prezzo	più rischi			
1. Attività finanziarie disponibili per la vendita						X		X
2. Crediti				X		X		X
3. Attività finanziarie detenute sino alla scadenza	X			X		X		X
4. Portafoglio	X	X	X	X	X		X	
Totale attività								
1. Passività finanziarie	35					X	1	X
2. Portafoglio	X	X	X	X	X		X	
Totale passività	35						1	

Sezione 8 - Passività fiscali - Voce 80

Vedi Sezione 14 dell'attivo.

Sezione 10 - Altre passività - Voce 100

10.1 Altre passività: composizione

Voci	31 dicembre 2007	31 dicembre 2006	variazioni %
Debiti tributari verso erario e enti impositori	25	31	-19,4%
Somme a disposizione della clientela	54	55	-1,8%
Altri debiti verso il personale	65	47	38,3%
Partite viaggianti tra filiali	57	88	-35,2%
Partite in corso di lavorazione	63	75	-16,0%
Risconti passivi non riconducibili a voce propria	13	3	n.s.
Ratei passivi non riconducibili a voce propria	5	3	66,7%
Debiti a fronte del deterioramento di crediti	7	6	16,7%
Bonifici in attesa di regolamento	162	172	-5,8%
Fornitori e fatture da ricevere	81	49	65,3%
Accertamenti di bilancio	17	14	21,4%
Partite diverse presso filiali	45	24	87,5%
Operazioni sull'estero	8	7	14,3%
Partite in attesa di imputazione	11	31	-64,5%
Aggiustamenti da consolidamento	3		100,0%
Put option	120	165	-27,3%
Altre	325	170	91,2%
Totale	**1.061**	**940**	**12,9%**

Sezione 11 - Trattamento di fine rapporto del personale - Voce 110

11.1 Trattamento di fine rapporto del personale: variazioni annue

	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Esistenze iniziali	**180**	**180**	**193**	**-6,7%**
B. Aumenti	**18**	**18**	**19**	**-5,3%**
B.1 Accantonamento dell'esercizio	4	4	16	-75,0%
B.2 Altre variazioni in aumento	14	14	3	n.s.
C. Diminuzioni	**42**	**42**	**32**	**31,3%**
C.1 Liquidazioni effettuate	18	18	30	-40,0%
C.2 Altre variazioni in diminuzione	24	24	2	n.s.
D. Rimanenze finali	**156**	**156**	**180**	**-13,3%**

L'aumento della voce B2. "Altre variazioni in aumento" è dovuto al consolidamento integrale di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A. a partire dal secondo semestre 2007.

Al 31 dicembre 2007 la voce C.2 "Altre variazioni in diminuzione" è pressochè interamente dovuta alla rideterminazione al 1° gennaio 2007, in seguito all'entrata in vigore del D. Lgs. 252/2005 e della Legge n. 296/2006, dell'ammontare del TFR sulla base del c.d. metodo "tutto maturato" che ha comportato, in particolare, l'eliminazione delle "dinamiche salariali" dalle ipotesi attuariali applicate ai sensi dello IAS 19. In proposito si precisa inoltre che il TFR include le indennità di fine rapporto di lavoro maturate dal personale in servizio alla data di chiusura dell'esercizio, al netto delle anticipazioni concesse ai dipendenti. La Legge Finanziaria 2007 ed i relativi decreti attuativi hanno introdotto modifiche rilevanti nella disciplina del fondo trattamento di fine rapporto, tra cui la possibilità per il lavoratore di scegliere in merito alla destinazione del proprio fondo trattamento di fine rapporto maturando dal 1° gennaio 2007. Nel corso dell'esercizio 2007 i lavoratori hanno dovuto optare per indirizzare i nuovi flussi di fondo trattamento di fine rapporto a forme pensionistiche prescelte oppure per mantenerli in azienda, nel qual caso quest'ultima deve versare i contributi relativi al fondo trattamento di fine rapporto ad un conto di tesoreria istituito presso l'INPS. In base alle recenti interpretazioni in materia, il fondo trattamento di fine rapporto maturando dal 1° gennaio 2007 è stato qualificato nel bilancio 2007 come un programma a contribuzione definita, sia nel caso di opzione per la previdenza complementare sia nel caso di destinazione al fondo di tesoreria dell'INPS. Il fondo trattamento di fine rapporto maturato fino al 31 dicembre 2006 rimane un programma a benefici definiti, con la conseguente necessità di essere sottoposto a valutazione attuariale periodica. Il principio IAS 19 prevede che qualora vi sia una modifica delle condizioni di un programma a benefici definiti, cosicché un elemento significativo dell'anzianità successiva dei dipendenti in servizio non darà più diritto a benefici, devono essere rilevate in conto economico le eventuali variazioni del valore attuale delle obbligazioni derivanti dal suddetto evento nel momento in cui si verifica; tale evento può pertanto essere definito come la differenza fra l'ammontare del fondo TFR calcolato prima della modifica della normativa e dopo il suddetto evento che nel caso specifico, come sopra indicato, esclude dal calcolo la componente relativa ai futuri accantonamenti legati alle "dinamiche salariali". L'effetto economico dell'evento sopra descritto, determinato con riferimento alla data del 1° gennaio 2007, è risultato positivo per circa 23 milioni di euro.
In relazione a quanto sopra esposto, la voce B.1 "Accantonamento dell'esercizio" include esclusivamente l'adeguamento attuariale del TFR rimasto in azienda e presenta pertanto una rilevante diminuzione.

11.2 Altre informazioni

Si precisa che al 31 dicembre 2007 l'importo del trattamento di fine rapporto determinato secondo i vigenti contratti di lavoro e normative civilistiche ammonta a 164,0 milioni di euro, rispetto a 159,9 milioni di euro risultanti alla fine dell'esercizio precedente.

Sezione 12 - Fondi per rischi e oneri - Voce 120

12.1 Fondi per rischi e oneri: composizione

Voci/Componenti	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
1 Fondi di quiescenza aziendali	197	197	192	2,6%
2. Altri fondi per rischi ed oneri	86	86	76	13,2%
2.1 controversie legali	*38*	*38*	*33*	*15,2%*
2.2 oneri per il personale	*27*	*27*	*25*	*8,0%*
2.3 altri	*21*	*21*	*18*	*16,7%*
Totale	**283**	**283**	**268**	**5,6%**

12.2 Fondi per rischi e oneri: variazioni annue

Voci/Componenti	Gruppo bancario		**Totale**	
	Fondi di quiescenza	Altri fondi	Fondi di quiescenza	Altri fondi
A. Esistenze iniziali	**192**	**76**	**192**	**76**
B. Aumenti	**23**	**38**	**23**	**38**
B.1 Accantonamento dell'esercizio	20	26	20	26
B.2 Variazioni dovute al passare del tempo	1	2	1	2
B.3 Variazioni dovute a modifiche del tasso di sconto				
B.4 Altre variazioni	2	10	2	10
C. Diminuzioni	**18**	**28**	**18**	**28**
C.1 Utilizzo nell'esercizio	15	24	15	24
C.2 Variazioni dovute a modifiche del tasso di sconto		1		1
C.3 Altre variazioni	3	3	3	3
D. Rimanenze finali	**197**	**86**	**197**	**86**

La voce B4. "Altre variazioni in aumento" risulta significativa a causa del consolidamento integrale di Centro Leasing Banca S.p.A. e Centro Factoring S.p.A.

12.3 Fondi di quiescenza aziendali a prestazione definita

Si riportano di seguito le informazioni riguardanti il dettaglio della voce 120 relativo ai fondi di quiescenza a prestazione definita, redatto secondo le indicazioni dello IAS 19 "Benefici ai dipendenti"; in proposito si precisa che in base agli accordi vigenti tale principio non risulta attualmente applicabile al fondo a prestazione definita di pertinenza di Banca CR Firenze S.p.A ("FIP Sezione "Ordinaria") per il quale, pur essendo valutato secondo il principio IAS 19, gli accantonamenti vengono determinati applicando il principio IAS 37 in quanto è contrattualmente prevista una limitazione dell'impegno a carico dell'azienda. Di conseguenza, le Sezioni 12.3.1 e seguenti sono state redatte senza tenere conto dei fondi di pertinenza della Capogruppo.

12.3.1 Illustrazione dei fondi

Trattandosi di fondi di previdenza complementare a prestazione definita, la determinazione dei valori attuariali richiesti dall'applicazione dello IAS 19 viene effettuata da attuari esterni indipendenti, con il "metodo dell'unità di credito proiettata" (*Projected Unit Credit Method*). Tale metodo, che rientra nell'ambito più generale delle tecniche relative ai cosiddetti "benefici maturati", considera ogni periodo di servizio prestato dai lavoratori presso l'azienda come una unità di diritto addizionale, facendo sì che la passività attuariale debba essere quantificata sulla base delle sole anzianità maturate alla data di valutazione; pertanto, la passività totale viene di norma riproporzionata in base al rapporto tra gli anni di servizio maturati alla data di riferimento delle valutazioni e l'anzianità complessivamente raggiunta all'epoca prevista per la liquidazione del beneficio. Inoltre, il predetto metodo prevede di considerare i futuri incrementi retributivi, a qualsiasi causa dovuti (inflazione, carriera, rinnovi contrattuali etc), fino all'epoca di cessazione del rapporto di lavoro. Si fa tuttavia presente che per le obbligazioni nei confronti del personale in quiescenza, essendo il diritto completamente maturato, non vengono applicati i predetti correttivi.

Il tasso di attualizzazione utilizzato per le valutazioni è determinato con riferimento al rendimento di mercato di titoli "zero coupon bonds", in quanto ritenuto maggiormente rappresentativo dei rendimenti di mercato, tenendo conto della stima della durata.

I fondi interni di previdenza complementare del Gruppo Banca CR Firenze sono interamente costituiti da patrimoni di destinazione ai sensi dell'art. 2117 del Codice Civile e, in dettaglio, presentano le seguenti caratteristiche:

- *Banca CR Firenze S.p.A*: il principio IAS 19 "Benefici ai dipendenti" risulta applicabile esclusivamente alla quota del fondo integrativo pensioni di pertinenza della ex Cassa di Risparmio di Mirandola S.p.A.; per ulteriori informazioni in proposito si rimanda a quanto riportato nella nota integrativa del bilancio dell'impresa;

- *Cassa di Risparmio di Pistoia e Pescia S.p.A*: trattasi di fondo di previdenza complementare costituito nel 1971 allo scopo di integrare le prestazioni fornite dall'INPS in tema di invalidità e vecchiaia;

- *Cassa di Risparmio di Orvieto S.p.A.*: trattasi del fondo di previdenza complementare costituito nel 1942, aggiuntivo alle prestazioni INPS;

- *Cassa di Risparmio di Civitavecchia S.p.A.*: trattasi di fondo integrativo di previdenza relativo al personale collocato in quiescenza fino al 30 giugno 1999, per il quale è prevista l'applicazione della previgente normativa;

- *Cassa di Risparmio della Spezia S.p.A.*: trattasi di fondi costituiti per fronteggiare gli impegni connessi alla previdenza integrativa interna.

12.3.2 Variazioni nell'esercizio dei fondi

Esistenze iniziali	22
Aumenti per adeguamento alla riserva attuariale	1
Diminuzione per pensioni pagate	(2)
Esistenze finali	21

La presente tabella riporta la quota parte dell'importo iscritto voce 120 a) del passivo dello stato patrimoniale consolidato "Fondi per rischi ed oneri - quiescenza ed obblighi simili" relativa ai fondi di previdenza complementare a prestazione definit

12.3.3 Variazioni nell'esercizio delle attività a servizio del piano e altre informazioni

Tutte le attività a servizio dei piani per i quali è applicabile lo IAS 19 sono costituite da liquidità, ad eccezione del fondo della Cassa di Risparmio di Civitavecchia S.p.A., le cui attività sono costituite da un titolo di stato (BTP con scadenza 01/11/09).

12.3.4 Riconciliazione tra il valore attuale dei fondi, valore attuale delle attività a servizio del piano e le attività e passività iscritte

Valore attuale delle obbligazioni a benefici defini	24
Saldo contabile del fondo	(20)
Quota accantonata al Fondo rischi ed oneri - Altri fondi controversie legali	(4)
Stato del fondo	0

La voce "Quota accantonata al Fondo per rischi ed oneri - Altri fondi - controversie legali" si riferisce ad una causa nei confronti degli iscritti al fondo di previdenza complementare di una società controllata.

12.3.5 Descrizione delle principali ipotesi attuariali

a) *Ipotesi demografiche:*
le probabilità di morte prese come riferimento sono quelle relative alla popolazione italiana rilevate dall'ISTAT nell'anno 1992, distinte per sesso;
b) *Ipotesi economiche-finanziarie:*
le valutazioni sono state effettuate sulla base delle seguenti ipotesi dinamiche:

Parametri	Banca CR Firenze	CR Pistoia e Pescia	CR Orvieto	CR La Spezia	CR Civitavecchia
Tasso di inflazione	2,00%	2,00%	2,00%	2,00%	2,00%
Tasso di attualizzazione	4,90%	4,80%	4,80%	4,80%	4,90%

12.3.6 Informazioni comparative

Si sottolinea che lo "stato del fondo" (inteso come differenza tra valore attuale delle obbligazioni a benefici definiti e fair value del piano) risulta negli anni sempre uguale a zero.

12.4 Fondi per rischi e oneri: altri fondi

Voci/Componenti	31 dicembre 2007	31 dicembre 2006	variazioni %
Fondi per garanzie e impegni per crediti cartolarizzati	3	3	0,0%
Fondi per rischi e oneri diversi	56	48	16,7%
Fondi per rischi e oneri per il personale	27	25	8,0%
Totale	**86**	**76**	**13,2%**

L'incremento degli "Altri fondi" si riferisce prevalentemente agli accantonamenti effettuati per cause civili, revocatorie ed altre cause minori nonché per oneri per il personale in relazione alle nuove esigenze manifestatesi nell'esercizio 2007.

Sezione 13 - Riserve tecniche - Voce 130

13.1 Riserve tecniche: composizione

	Lavoro diretto	Lavoro indiretto	**31 dicembre 2007**	**31 dicembre 2006**	**variazioni %**
A. Ramo danni	**15**		**15**	**12**	**25,0%**
A1. riserve premi	7		7	6	16,7%
A2. riserve sinistri	5		5	4	25,0%
A3. altre riserve	3		3	2	50,0%
B. Ramo vita	**952**		**952**	**1.535**	**-38,0%**
B1. riserve matematiche	923		923	929	-0,6%
B2. riserve per somme da pagare	19		19	26	-26,9%
B3. altre riserve	10		10	10	0,0%
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati					
C1. riserve relative a contratti le cui prestazioni sono connesse con fondi di investimento e indici di mercato	934		934	570	63,9%
C2. riserve derivanti dalla gestione dei fondi pensione					
D. Totale riserve tecniche	**1.901**		**1.901**	**1.547**	**22,9%**

13.2 Riserve tecniche: variazioni annue

A. Ramo danni	
Esistenze iniziali	**1.547**
Variazioni positive	**354**
A1. riserve premi	
A2. riserve sinistri	
A3. altre riserve	354
Variazioni negative	
A1. riserve premi	
A2. riserve sinistri	
A3. altre riserve	
Rimanenze finali	**1.901**
B. Ramo vita	
Esistenze iniziali	
Variazioni positive	
B1. riserve matematiche	
B2. riserve per somme da pagare	
B3. altre riserve	
Variazioni negative	
B1. riserve matematiche	
B2. riserve per somme da pagare	
B3. altre riserve	
Rimanenze finali	
Rimanenze finali totali	**1.901**

Sezione 15 - Patrimonio del gruppo - Voci 140, 160, 170, 180, 190, 200 e 220

15.1 Patrimonio del gruppo: composizione

Voci/Valori	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Capitale	829	827	0,2%
2. Sovrapprezzi di emissione	102	101	1,0%
3. Riserve	624	433	44,1%
4. (Azioni proprie)			
a) capogruppo			
b) controllate			
5. Riserve da valutazione	(29)	(12)	141,7%
6. Strumenti di capitale			
7. Utile (Perdita) d'esercizio di pertinenza del gruppo	185	271	-31,7%
Totale	**1.711**	**1.620**	**5,6%**

Per una dettagliata rappresentazione delle variazioni delle poste relative al patrimonio netto si rimanda a quanto riportato nel prospetto di movimentazione del patrimonio netto consolidato incluso tra gli schemi del presente bilancio.

15.2 "Capitale" e "Azioni proprie": composizione

Il 5 marzo 2007 è stato effettuato il raggruppamento delle azioni e la modificazione del loro valore nominale, sostituendo ad ogni lotto di 5 azioni del valore nominale unitariodi € 0,60 un lotto di 3 nuove azioni del valore nominale di euro 1,00 ciascuna.

Al 31 dicembre 2007 il capitale sociale della Banca è pari ad euro 828.752.733, suddiviso in n° 828.752.733 azioni ordinarie del valore nominale di euro 1,00 ciascuna; a tale data non sono inoltre presenti azioni proprie.

Le interessenze dei principali Soci al 31 dicembre 2007 sono di seguito rappresentate.

	N° azioni	Quota %
Ente Cassa di Risparmio di Firenze	347.453.965	41,925%
Intesa Sanpaolo S.p.A.	153.898.664	18,570%
BNP Paribas S.A.	54.258.162	6,547%
Fondazione CR Spezia	32.398.176	3,909%
Fondazione CR Pistoia e Pescia	30.500.776	3,680%
Sofibar S.p.A.	9.015.000	1,088%
Altri (mercato)	201.227.990	24,281%
	828.752.733	**100,000%**

Con riferimento alle modifiche intervenute nell'assetto societario della banca nei primi mesi dell'anno 2008, si rimanda a quanto riportato nella Relazione sulla Gestione del bilancio della Capogruppo.

15.3 Capitale - numero azioni della capogruppo: variazioni annue

Voci/Tipologie	Ordinarie	Altre
A. Azioni esistenti all'inizio dell'esercizio	**1.378.844.935**	
- interamente liberate	1.378.844.935	
- non interamente liberate		
A.1 Azioni proprie (-)		
A.2 Azioni in circolazione: esistenze iniziali	**1.378.844.935**	
B. Aumenti	**1.495.527**	
B.1 Nuove emissioni		
- a pagamento:	1.445.772	
- operazioni di aggregazioni di imprese		
- conversione di obbligazioni		
- esercizio di warrant		
- altre	*1.445.772*	
- a titolo gratuito:	-	
- a favore dei dipendenti		
- a favore degli amministratori		
- altre		
B.2 Vendita di azioni proprie	49.755	
B.3 Altre variazioni		
C. Diminuzioni	**551.587.729**	
C.1 Annullamento		
C.2 Acquisto di azioni proprie	49.755	
C.3 Operazioni di cessione di imprese		
C.4 Altre variazioni	551.537.974	
D. Azioni in circolazione: rimanenze finali	**828.752.733**	
D.1 Azioni proprie (+)		
D.2 Azioni esistenti alla fine dell'esercizio	828.752.733	
- interamente liberate	828.752.733	
- non interamente liberate		

15.4 Capitale: altre informazioni

I dati e le informazioni relative all'utile per azione sono riportati nella Sezione 24 della Parte C della presente nota integrativa.

15.5 Riserve di utili: altre informazioni

Ulteriori informazioni sulla disponibilità e distribuibilità delle riserve di utili della Capogruppo sono riportate nella Parte B, Sezione 14, della nota integrativa del bilancio dell'Impresa.

15.6 Riserve da valutazione: composizione

Voci/Componenti	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie disponibili per la vendita	(37)	(13)	184,6%
2. Attività materiali	5	1	n.s.
3. Attività immateriali			
4. Copertura di investimenti esteri			
5. Copertura dei flussi finanziari	3		100,0%
6. Differenze di cambio			
7. Attività non correnti in via di dismissione			
8. Leggi speciali di rivalutazione			
Totale	**(29)**	**(12)**	**141,7%**

15.7 Riserve da valutazione: variazioni annue

15.7.1 Di pertinenza del gruppo bancario

	Attività finanziarie disponibili per la vendita	Attività materiali	Copertura dei flussi finanziari	**Totale**
A. Esistenze iniziali	**(14)**	**1**		**(13)**
B. Aumenti	**21**	**4**	**3**	**28**
B1. Incrementi di fair value	7	4	2	13
B2. Altre variazioni	14		1	15
C. Diminuzioni	**(38)**			(38)
C1. Riduzioni di fair value	(31)			(31)
C2. Altre variazioni	(7)			(7)
D. Rimanenze finali	**(31)**	**5**	**3**	**(23)**

15.7.2 Di pertinenza delle imprese di assicurazione

	Attività finanziarie disponibili per la vendita	Attività materiali	Copertura dei flussi finanziari	**Totale**
A. Esistenze iniziali	**1**			**1**
B. Aumenti	**8**			**8**
B1. Incrementi di fair value				
B2. Altre variazioni	8			8
C. Diminuzioni	**(15)**			**(15)**
C1. Riduzioni di fair value				
C2. Altre variazioni	(15)			(15)
D. Rimanenze finali	**(6)**			**(6)**

15.8 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/valori	Gruppo bancario		Imprese di assicurazione		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	4	(10)	9	(15)	13	(25)	7	(2)	85,7%	n.s.
2. Titoli di capitale	13	(36)			13	(36)	11	(31)	18,2%	16,1%
3. Quote di O.I.C.R.	3	(5)			3	(5)	4	(1)	-25,0%	n.s.
4. Finanziamenti										
Totale	20	(51)	9	(15)	29	(66)	22	(34)	31,8%	94,1%

L'elevato incremento della riserva negativa su titoli di debito è sostanzialmente riferito ad obbligazioni emesse su mercati esteri da parte di banche e società finanziarie per le quali nel corso dell'anno 2007 è diminuito il relativo merito creditizio, mentre l'aumento della suddetta riserva riconducibile ai titoli di capitale è principalmente legata alla valutazione al fair value della partecipazione minoritaria nella Cassa dei Risparmi di Forlì e della Romagna S.p.A., modificata a seguito dell'incremento del costo del capitale rispetto all'esercizio precedente.

15.9 Riserve da valutazione delle attività finanziarie disponibili per la vendita: variazioni annue

15.9.1 Di pertinenza del gruppo bancario

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	**4**	**(20)**	**2**		**(14)**
2. Variazioni positive	**7**	**8**	**5**		**20**
2.1 Incrementi di fair value	2	2	3		7
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo	1				1
2.3 Altre variazioni	4	6	2		12
3. Variazioni negative	**(17)**	**(11)**	**(9)**		**(37)**
3.1 Riduzioni di fair value	(15)	(11)	(6)		(32)
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive:					
da realizzo	(2)		(3)		(5)
3.4 Altre variazioni					
4. Rimanenze finali	**(6)**	**(23)**	**(2)**		**(31)**

15.9.2 Di pertinenza delle imprese di assicurazione

	Titoli di debito	Titoli di capitale	Quote di O.I.C.R.	Finanziamenti	Totale
1. Esistenze iniziali	**1**				**1**
2. Variazioni positive	**8**				**8**
2.1 Incrementi di fair value					
2.2 Rigiro a conto economico di riserve negative					
- da deterioramento					
- da realizzo					
2.3 Altre variazioni	8				8
3. Variazioni negative	**(15)**				**(15)**
3.1 Riduzioni di fair value					
3.2 Rettifiche da deterioramento					
3.3 Rigiro a conto economico da riserve positive:					
da realizzo					
3.4 Altre variazioni	(15)				(15)
4. Rimanenze finali	**(6)**				**(6)**

Sezione 16 - Patrimonio di pertinenza di terzi -Voce 210

16.1 Patrimonio di pertinenza di terzi: composizione

Voci/Valori	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Capitale	145	20	165	114	44,7%
2. Sovrapprezzi di emissione	25		25	17	47,1%
3. Riserve	(35)	6	(29)	(20)	45,0%
4. (Azioni proprie)					
5. Riserve da valutazione	7	(3)	4	2	100,0%
6. Strumenti di capitale					
7. Utile (Perdita) dell'esercizio di pertinenza di terzi	27	9	36	31	16,1%
Totale	169	32	201	144	39,6%

16.2 Riserve da valutazione di pertinenza di terzi: composizione

Voci/Componenti	Gruppo bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie disponibili per la vendita	5	(3)	2	2	0,0%
2. Attività materiali	1		1		100,0%
3. Attività immateriali					
4. Copertura di investimenti esteri					
5. Copertura dei flussi finanziari	1		1		100,0%
6. Differenze di cambio					
7. Attività non correnti in via di dismissione					
8. Leggi speciali di rivalutazione					
Totale	7	(3)	4	2	100,0%

16.3 Strumenti di capitale: composizione e variazioni annue

Al 31 dicembre 2007 non sono presenti strumenti di capitale di pertinenza di terzi.

16.4 Riserve da valutazione delle attività finanziarie disponibili per la vendita: composizione

Attività/valori	Gruppo bancario		Imprese di assicurazione		Totale	
	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa	Riserva positiva	Riserva negativa
1. Titoli di debito	5			3	5	3
2. Titoli di capitale						
3. Quote di O.I.C.R.						
4. Finanziamenti						
Totale	5			3	5	3

16.5 Riserve da valutazione : variazioni annue

16.5.1 Di pertinenza del gruppo bancario

	Attività finanziarie disponibili per la vendita	Attività materiali	Copertura flussi finanziari	**Totale**
A. Esistenze iniziali	1			1
B. Aumenti	4	1	1	6
B1. Incrementi di fair value	4			4
B2. Altre variazioni		1	1	2
C. Diminuzioni				
C1. Riduzioni di fair value				
C2. Altre variazioni				
D. Rimanenze finali	5	1	1	7

16.5.1 Di pertinenza delle imprese di assicurazione

	Attività finanziarie disponibili per la vendita	Attività materiali	Copertura flussi finanziari	**Totale**
A. Esistenze iniziali	1			1
B. Aumenti				
B1. Incrementi di fair value				
B2. Altre variazioni				
C. Diminuzioni	(4)			(4)
C1. Riduzioni di fair value	(4)			(4)
C2. Altre variazioni				
D. Rimanenze finali	(3)			(3)

Altre informazioni

1. Garanzie rilasciate e impegni

Operazioni	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
1) Garanzie rilasciate di natura finanziaria				
a) Banche	43	43	13	230,8%
b) Clientela	726	726	587	23,7%
2) Garanzie rilasciate di natura commerciale				
a) Banche	47	47	46	2,2%
b) Clientela	301	301	301	0,0%
3) Impegni irrevocabili a erogare fondi				
a) Banche				
i) a utilizzo certo	201	201	345	-41,7%
ii) a utilizzo incerto	27	27	25	8,0%
b) Clientela				
i) a utilizzo certo	401	401	172	133,1%
ii) a utilizzo incerto	328	328	173	89,6%
4) Impegni sottostanti ai derivati su crediti: vendite di protezione	4	4	6	-33,3%
5) Attività costituite in garanzia di obbligazioni di terzi				
6) Altri impegni	136	136	28	385,7%
Totale	**2.214**	**2.214**	**1.696**	**30,5%**

La rilevante diminuzione della voce 3) b deriva dal minor ammontare degli impegni relativi ai mutui e conti correnti ipotecari determinati, laddove applicabile, sulla base degli stati di avanzamento lavori.
La voce 4) "Impegni sottostanti ai derivati su crediti: vendite di protezione" si riferisce alle garanzie finanziarie rilasciate che non hanno i requisiti per essere incluse tra i derivati su crediti in base ai principi IAS/IFRS.

2. Attività costituite a garanzia di proprie passività e impegni

Portafogli	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Attività finanziarie detenute per la negoziazione			
2. Attività finanziarie valutate al fair value			
3. Attività finanziarie disponibili per la vendita	1.456	1.417	2,8%
4. Attività finanziarie detenute sino alla scadenza			
5. Crediti verso banche			
6. Crediti verso clientela			
7. Attività materiali			

La voce 3 "Attività finanziarie disponibili per la vendita" è prevalentemente costituita da titoli a garanzia di operazioni di "pronti contro termine" di raccolta.

3. Informazioni sul leasing operativo

Gli ammontari dei canoni relativi alle operazioni in essere alla data di chiusura nell'esercizio non sono da ritenersi rilevanti.

4. Composizione degli investimenti a fronte delle polizze unit-linked e index-linked

Si riporta il dettaglio delle attività e delle passività a fronte delle polizze*unit-linked* e *index-linked*, esposto nel formato previsto dalle disposizioni ISVAP.

	31 dicembre 2007	31 dicembre 2006	variazioni %
Attività finanziarie in bilancio	1.824	1.669	9,3%
Passività in bilancio			
Totale attività nette	**1.824**	**1.669**	**9,3%**
Passività finanziarie in bilancio	1.824	1.669	9,3%
Riserve tecniche in bilancio			
Totale passività	**1.824**	**1.669**	**9,3%**

Gli importi di cui sopra sono riferiti, per entrambi gli esercizi, agli investimenti di "Classe D.I.", ovvero ad investimenti in polizze il cui rischio è a carico degli assicurati; tali valori corrispondono alle risultanze esposte nello stato patrimoniale di Centrovita Assicurazioni S.p.A. alle righe 57 dell'attivo e 127 del passivo per l'esercizio 2006 ed alle righe 237 dell'attivo e 307 del passivo per l'esercizio precedente.

5. Gestione e intermediazione per conto terzi: gruppo bancario

Tipologia servizi	31 dicembre 2007
1. Negoziazione di strumenti finanziari per conto di terzi	
a) acquisti	
1. regolati	3.089
2. non regolati	150
b) vendite	
1. regolate	1.651
2. non regolate	14
2. Gestioni patrimoniali	
a) individuali	2.196
b) collettive	
3. Custodia e amministrazione di titoli	
a) titoli di terzi in deposito: connessi con lo svolgimento di banca depositaria (escluse le gestioni patrimoniali)	
1. titoli emessi dalle società incluse nel consolidamento	15
2. altri titoli	81
b) altri titoli di terzi in deposito (escluse gestioni patrimoniali): altri	
1. titoli emessi dalle società incluse nel consolidamento	4.663
2. altri titoli	14.833
c) titoli di terzi depositati presso terzi	17.607
d) titoli di proprietà depositati presso terzi	2.845
4. Altre operazioni	

PARTE C - INFORMAZIONI SUL CONTO ECONOMICO CONSOLIDATO

Sezione 1 - Gli interessi - Voci 10 e 20

1.1 Interessi attivi e proventi assimilati: composizione

1.1.1 Di pertinenza del gruppo bancario

	Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2007	31 dicembre 2006	variazioni %
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	6				6	15	-60,0%
2	Attività finanziarie valutate al fair value							
3	Attività finanziarie disponibili per la vendita	19				19	13	46,2%
4	Attività finanziarie detenute sino alla scadenza							
5	Crediti verso banche		55		10	65	54	20,4%
6	Crediti verso clientela		1.030	23	21	1.074	716	50,0%
7	Derivati di copertura						7	-100,0%
8	Attività finanziarie cedute non cancellate	63				63	45	40,0%
9	Altre attività				1	1	2	-50,0%
	Totale	88	1.085	23	32	1.228	852	44,1%

1.1.2 Di pertinenza delle imprese di assicurazione

	Voci/Forme tecniche	Attività finanziarie in bonis		Attività finanziarie deteriorate	Altre attività	31 dicembre 2007	31 dicembre 2006	variazioni %
		Titoli di debito	Finanziamenti					
1	Attività finanziarie detenute per la negoziazione	4				4	1	300,0%
2	Attività finanziarie valutate al fair value						2	-100,0%
3	Attività finanziarie disponibili per la vendita	39				39	33	18,2%
4	Attività finanziarie detenute sino alla scadenza							
5	Crediti verso banche							
6	Crediti verso clientela							
7	Derivati di copertura							
8	Attività finanziarie cedute non cancellate							
9	Altre attività							
	Totale	43				43	36	19,4%

1.2 Interessi attivi e proventi assimilati: differenziali relativi alle operazioni di copertura

Voci/Settori	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Differenziali positivi relativi a operazioni di:				
A.1 Copertura specifica del fair value di attività				
A.2 Copertura specifica del fair value di passività			31	-100,0%
A.3 Copertura generica del rischio di tasso di interesse				
A.4 Copertura specifica dei flussi finanziari di attività				
A.5 Copertura specifica dei flussi finanziari di passività				
A.6 Copertura generica dei flussi finanziari				
Totale differenziali positivi (A)			31	-100,0%
B. Differenziali negativi relativi a operazioni di:				
B.1 Copertura specifica del fair value di attività				
B.2 Copertura specifica del fair value di passività			(24)	-100,0%
B.3 Copertura generica del rischio di tasso di interesse				
B.4 Copertura specifica dei flussi finanziari di attività				
B.5 Copertura specifica dei flussi finanziari di passività				
B.6 Copertura generica dei flussi finanziari				
Totale differenziali negativi (B)			(24)	-100,0%
C. Saldo (A-B)			7	-100,0%

Al 31 dicembre 2007 il saldo netto dei differenziali su operazioni di copertura è negativo ed è pertanto riportato nella successiva tabella 1.5.

1.3 Interessi attivi e proventi assimilati: altre informazioni

1.3.1 Interessi attivi su attività finanziarie in valuta
Al 31 dicembre 2007 gli interessi attivi su operazioni in valuta ammontavano a 11 milioni di euro.

1.3.2 Interessi attivi su operazioni di locazione finanziaria
Al 31 dicembre 2007 gli interessi attivi su operazioni di locazione finanziaria a clientela, riconducibili esclusivamente a Centro Leasing Banca S.p.A., ammontavano a 102 milioni di euro

1.3.3 Interessi attivi su crediti con fondi di terzi in amministrazione
Al 31 dicembre 2007 non sono presenti interessi attivi su crediti con fondi di terzi in amministrazione di importo superiore ad un milione di euro.

1.4 Interessi passivi e oneri assimilati: composizione

1.4.1. di pertinenza del gruppo bancario

	Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2007	31 dicembre 2006	variazioni %
1.	Debiti verso banche	(107)			(107)	(26)	311,5%
2.	Debiti verso clientela	(143)			(143)	(90)	58,9%
3.	Titoli in circolazione		(223)		(223)	(156)	42,9%
4.	Passività finanziarie di negoziazione						
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie a fronte di attività cedute non cancellate		(69)		(69)	(40)	72,5%
7.	Altre passività			(6)	(6)	(5)	20,0%
8.	Derivati di copertura			(11)	(11)		
	Totale	(250)	(292)	(17)	(559)	(317)	76,3%

1.4.2. di pertinenza delle imprese di assicurazione

	Voci/Forme tecniche	Debiti	Titoli	Altre passività	31 dicembre 2007	31 dicembre 2006	variazioni %
1.	Debiti verso banche			(1)	(1)	(1)	0,0%
2.	Debiti verso clientela						
3.	Titoli in circolazione						
4.	Passività finanziarie di negoziazione						
5.	Passività finanziarie valutate al fair value						
6.	Passività finanziarie a fronte di attività cedute non cancellate						
7.	Altre passività			(1)	(1)		100,0%
8.	Derivati di copertura						
	Totale			(2)	(2)	(1)	100,0%

1.5 Interessi passivi e oneri assimilati: differenziali relativi alle operazioni di copertura

Voci/Settori	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Differenziali positivi relativi a operazioni di:				
A.1 Copertura specifica del fair value di attività				
A.2 Copertura specifica del fair value di passività	27	27		100,0%
A.3 Copertura generica del rischio di tasso di interesse				
A.4 Copertura specifica dei flussi finanziari di attività				
A.5 Copertura specifica dei flussi finanziari di passività	1	1	-	100,0%
A.6 Copertura generica dei flussi finanziari				
Totale differenziali positivi (A)	**28**	**28**		**100,0%**
B. Differenziali negativi relativi a operazioni di:				
B.1 Copertura specifica del fair value di attività				
B.2 Copertura specifica del fair value di passività	(39)	(39)		100,0%
B.3 Copertura generica del rischio di tasso di interesse				
B.4 Copertura specifica dei flussi finanziari di attività				
B.5 Copertura specifica dei flussi finanziari di passività				
B.6 Copertura generica dei flussi finanziari				
Totale differenziali negativi (B)	**(39)**	**(39)**		**100,0%**
C. Saldo (A-B)	**(11)**	**(11)**		**100,0%**

Il saldo netto dei differenziali relativi alle operazioni di copertura, realizzate dal Gruppo sulle proprie emissioni obbligazionarie strutturate e lineari a tasso fisso, è negativo in seguito all'andamento registrato dalla curva dei tassi nel corso dell'esercizio 2007.

1.6 Interessi passivi e oneri assimilati: altre informazioni

1.6.1 Interessi passivi su passività in valuta
Al 31 dicembre 2007 gli interessi passivi su operazioni in valuta ammontavano a 17 milioni di euro.

1.6.2 Interessi passivi su passività per operazioni di locazione finanziaria
Al 31 dicembre 2007 non sono presenti interessi passivi su operazioni di locazione finanziaria di importo superiore ad un milione di euro.

1.6.3 Interessi passivi su fondi di terzi in amministrazione
Al 31 dicembre 2007 non sono presenti interessi passivi su fondi di terzi in amministrazione di importo superiore ad un milione di euro.

Sezione 2 - Le commissioni - Voci 40 e 50

2.1 Commissioni attive: composizione

2.1.1 Di pertinenza del gruppo bancario

Tipologia servizi/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
a) garanzie rilasciate	8	8	0,0%
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:	132	125	5,6%
1. negoziazione di strumenti finanziari	2	3	-33,3%
2. negoziazione di valute	3	3	0,0%
3. gestioni patrimoniali	87	86	1,2%
3.1. individuali	17	*18*	-5,6%
3.2. collettive	70	*68*	2,9%
4. custodia e amministrazione di titoli	3	3	0,0%
5. banca depositaria			
6. collocamento di titoli	16	13	23,1%
7. raccolta ordini	6	6	0,0%
8. attività di consulenza			
9. distribuzione di servizi di terzi	15	11	36,4%
9.1. gestioni patrimoniali	1	1	0,0%
9.1.1. individuali	1	1	0,0%
9.1.2. collettive			
9.2. prodotti assicurativi	14	9	55,6%
9.3. altri prodotti		1	-100,0%
d) servizi di incasso e pagamento	70	72	-2,8%
e) servizi di servicing per operazioni di cartolarizzazione	5	5	0,0%
f) servizi per operazioni di factoring	7		100,0%
g) esercizio di esattorie e ricevitorie	2		100,0%
h) altri servizi	67	63	6,3%
Totale	**291**	**273**	**6,6%**

La voce commissioni attive da servizi per operazioni di factoring è interamente riferita all'attività svolta da Centro Factoring S.p.A.

2.1.2 Di pertinenza delle imprese di assicurazione

Tipologia servizi/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
a) garanzie rilasciate			
b) derivati su crediti			
c) servizi di gestione, intermediazione e consulenza:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali			
3.1. individuali			
3.2. collettive			
4. custodia e amministrazione di titoli			
5. banca depositaria			
6. collocamento di titoli			
7. raccolta ordini			
8. attività di consulenza			
9. distribuzione di servizi di terzi			
9.1. gestioni patrimoniali			
9.1.1. individuali			
9.1.2. collettive			
9.2. prodotti assicurativi	8	12	-33,3%
9.3. altri prodotti			
d) servizi di incasso e pagamento			
e) servizi di servicing per operazioni di cartolarizzazione			
f) servizi per operazioni di factoring			
g) esercizio di esattorie e ricevitorie			
h) altri servizi			
Totale	8	12	-33,3%

2.2 Commissioni attive: canali distributivi dei prodotti e servizi: gruppo bancario

Canali/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
a) presso propri sportelli:	**108**	**115**	**-6,1%**
1. gestioni patrimoniali	85	84	1,2%
2. collocamento di titoli	8	8	0,0%
3. servizi e prodotti di terzi	15	23	-34,8%
b) offerta fuori sede:	**10**	**7**	**42,9%**
1. gestioni patrimoniali	2	2	0,0%
2. collocamento di titoli	8	5	60,0%
3. servizi e prodotti di terzi			
c) altri canali distributivi:			
1. gestioni patrimoniali			
2. collocamento di titoli			
3. servizi e prodotti di terzi			

La tabella costituisce il dettaglio delle voci c)3., 6. e 9. delle Sezione 2.1.1 e 2.1.2.

2.3 Commissioni passive: composizione

2.3.1 Di pertinenza del gruppo bancario

Servizi/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
a) garanzie ricevute	(1)	(1)	0,0%
b) derivati su crediti			
c) servizi di gestione e intermediazione:	(32)	(26)	23,1%
1. negoziazione di strumenti finanziari	(2)	(2)	0,0%
2. negoziazione di valute			
3. gestioni patrimoniali:	(10)	(9)	11,1%
3.1 portafoglio proprio	(10)	(9)	11,1%
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli	(2)	(2)	0,0%
5. collocamento di strumenti finanziari	(5)	(5)	0,0%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi	(13)	(8)	62,5%
d) servizi di incasso e pagamento	(12)	(11)	9,1%
e) altri servizi	(20)	(3)	n.s.
Totale	**(65)**	**(41)**	**58,5%**

2.3.2 Di pertinenza delle imprese di assicurazione

Servizi/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
a) garanzie ricevute			
b) derivati su crediti			
c) servizi di gestione e intermediazione:			
1. negoziazione di strumenti finanziari			
2. negoziazione di valute			
3. gestioni patrimoniali:			
3.1 portafoglio proprio			
3.2 portafoglio di terzi			
4. custodia e amministrazione di titoli			
5. collocamento di strumenti finanziari	(2)	(23)	-91,3%
6. offerta fuori sede di strumenti finanziari, prodotti e servizi			
d) servizi di incasso e pagamento			
e) altri servizi			
Totale	**(2)**	**(23)**	**-91,3%**

Sezione 3 - Dividendi e proventi simili - Voce 70

3.1 Dividendi e proventi simili: composizione

	Voci/Proventi	Gruppo bancario		Imprese assicurative		Altre imprese		31 dicembre 2007		31 dicembre 2006		variazioni %	
		dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.	dividendi	proventi da quote di O.I.C.R.
A.	Attività finanziarie detenute per la negoziazione												
B.	Attività finanziarie disponibili per la vendita	6						6		12		-50,0%	
C.	Attività finanziarie valutate al fair value												
D.	Partecipazioni		X		X		X		X		X		X
	Totale	**6**						**6**		**12**		**-50,0%**	

L'elevata diminuzione dei dividendi su attività finanziarie disponibili per la vendita è dovuta alla cessione delle azioni Sanpaolo IMI S.p.A., avvenuta nel corso dell'esercizio 2006.

Sezione 4 - Il risultato netto dell'attività di negoziazione - Voce 80

4.1 Risultato netto dell'attività di negoziazione: composizione

4.1.1 Di pertinenza del gruppo bancario

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto 31 dicembre 2007 [(A+B)-(C+D)]	Risultato netto 31 dicembre 2006	variazioni % del risultato netto
1. Attività finanziarie di negoziazione		**18**	**(2)**	**(1)**	**15**	**12**	**25,0%**
1.1 Titoli di debito		7		(1)	6	2	200,0%
1.2 Titoli di capitale		1	(1)			1	-100,0%
1.3 Quote di O.I.C.R.						1	-100,0%
1.4 Finanziamenti							
1.5 Altre		10	(1)		9	8	12,5%
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze di cambio	X	X	X	X	1	1	**0%**
4. Strumenti derivati							
4.1 Derivati finanziari:	**10**	**45**	**(12)**	**(41)**	**1**	**15**	**-93,3%**
- Su titoli di debito e tassi di interesse	2	45	(4)	(41)	2	12	-83,3%
- Su titoli di capitale e indici azionari	6		(6)			3	-100,0%
- Su valute e oro	X	X	X	X	(1)		100,0%
- Altri	2		(2)				
4.2 Derivati su crediti							
Totale	**10**	**63**	**(14)**	**(42)**	**17**	**28**	**-39,3%**

La voce 1.5 si riferisce al risultato della negoziazione di valute.

Al 31 dicembre 2006 l'utile netto da negoziazione dei derivati finanziari comprendeva circa 7 milioni di euro relativi a premi netti di pertinenza dei FIP delle banche del Gruppo, mentre al 31 dicembre 2007 tali componenti reddituali sono inclusi tra gli altri oneri/proventi di gestione.

4.1.2 Di pertinenza delle imprese di assicurazione

Operazioni / Componenti reddituali	Plusvalenze (A)	Utili da negoziazione (B)	Minusvalenze (C)	Perdite da negoziazione (D)	Risultato netto 31 dicembre 2007 [(A+B)-(C+D)]	Risultato netto 31 dicembre 2006	variazioni % del risultato netto
1. Attività finanziarie di negoziazione	**4**	**2**	**(1)**		**5**	**10**	**-50,0%**
1.1 Titoli di debito							
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	4	2	(1)		5	10	-50,0%
1.4 Finanziamenti							
1.5 Altre							
2. Passività finanziarie di negoziazione							
2.1 Titoli di debito							
2.2 Debiti							
2.3 Altre							
3. Altre attività e passività finanziarie: differenze							
4. Strumenti derivati							
4.1 Derivati finanziari:							
- Su titoli di debito e tassi di interesse							
- Su titoli di capitale e indici azionari							
- Su valute e oro							
- Altri							
4.2 Derivati su crediti							
Totale	**4**	**2**	**(1)**		**5**	**10**	**-50,0%**

Sezione 5 - Il risultato netto dell'attività di copertura - Voce 90

5.1 Risultato netto dell'attività di copertura: composizione

Componenti reddituali/Valori		Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
A.	**Proventi relativi a:**				
A.1	Derivati di copertura del *fair value*	13	13	61	-78,7%
A.2	Attività finanziarie coperte (*fair value*)				
A.3	Passivita' finanziarie coperte (*fair value*)	6	6	87	-93,1%
A.4	Derivati finanziari di copertura dei flussi finanziari				
A.5	Attività e passività in valuta				
Totale proventi dell'attività di copertura (A)		**19**	**19**	**148**	**-87,2%**
B.	**Oneri relativi a:**				
B.1	Derivati di copertura del *fair value*	(8)	(8)	(137)	-94,2%
B.2	Attività finanziarie coperte (*fair value*)				
B.3	Passività finanziarie coperte (*fair value*)	(10)	(10)	(8)	25,0%
B.4	Derivati finanziari di copertura dei flussi finanziari				
B.5	Attività e passività in valuta				
Totale oneri dell'attività di copertura (B)		**(18)**	**(18)**	**(145)**	**-87,6%**
C.	**Risultato netto dell'attività di copertura (A - B)**	**1**	**1**	**3**	**-66,7%**

Il generale rilevante decremento dei proventi e degli oneri relativi alle operazioni di copertura è sostanzialmente attribuibile all'andamento dei tassi di interesse osservato durante l'esercizio 2007.

Sezione 6 - Utili (Perdite) da cessione/riacquisto - Voce 100

6.1 Utili (Perdite) da cessione/riacquisto: composizione

Voci/Componenti reddituali	Gruppo Bancario			Imprese di assicurazione			Altre Imprese	31 dicembre 2007			31 dicembre 2006			variazioni % del risultato netto
	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	Risultato netto	Utili	Perdite	Risultato netto	Utili	Perdite	Risultato netto	
Attività finanziarie														
1. Crediti verso banche														
2. Crediti verso clientela														
3. Attività finanziarie disponibili per la vendita														
3.1 Titoli di debito	4	(2)	2		(2)	(2)		4	(4)		1	(4)	(3)	-100,0%
3.2 Titoli di capitale	1		1					1		1	114		114	-99,1%
3.3 Quote di O.I.C.R.	4	(1)	3					4	(1)	3	2		2	50,0%
3.4 Finanziamenti														
4. Attività finanziarie detenute sino alla scadenza														
Totale attività	9	(3)	6		(2)	(2)		9	(5)	4	117	(4)	113	-96,5%
Passività finanziarie														
1. Debiti verso banche														
2. Debiti verso clientela	4		4					4		4				100,0%
3. Titoli in circolazione	3		3					3		3	3		3	0,0%
Totale passività	7		7					7		7	3		3	133,3%

Gli utili da cessione di "debiti verso clientela" si riferiscono interamente alla chiusura anticipata di un'operazione di cartolarizzazione della controllata Centro Leasing Banca S.p.A.

Sezione 7 - Il risultato netto delle attività e passività finanziarie valutate al *fair value* - Voce 110

7.1 Variazione netta di valore delle attività/passività finanziarie valutate al fair value: composizione

7.1.2 Di pertinenza delle imprese di assicurazione

Operazioni / Componenti reddituali	31 dicembre 2007					31 dicembre 2006	variazioni % del risultato netto
	Plusvalenze (A)	Utili da realizzo (B)	Minusvalenze (C)	Perdite da realizzo (D)	Risultato netto [(A+B)-(C+D)]	Risultato netto	
1. Attività finanziarie	**19**	**93**	**(51)**	**(19)**	**42**	**70**	**-40,0%**
1.1 Titoli di debito						16	-100,0%
1.2 Titoli di capitale							
1.3 Quote di O.I.C.R.	19	93	(51)	(19)	42	54	-22,2%
1.4 Finanziamenti							
2. Passività finanziarie			**(12)**		**(12)**	**(24)**	**-50,0%**
2.1 Titoli di debito			(12)		(12)	(24)	-50,0%
2.2 Debiti verso banche							
2.3 Debiti verso clientela							
3. Attività e passività finanziarie in valuta: differenze di cambio	X	X	X	X			
4. Strumenti derivati							
4.1 Derivati finanziari:							
- su titoli di debito e tassi d'interesse							
- su titoli di capitale e indici azionari							
- su valute e oro	X	X	X	X			
- altri							
3.2 Derivati su crediti							
Totale derivati							
Totale	**19**	**93**	**(63)**	**(19)**	**30**	**46**	**-34,8%**

Sezione 8 - Le rettifiche/riprese di valore nette per deterioramento - Voce 130

8.1 Rettifiche di valore nette per deterioramento di crediti: composizione

8.1.1 Di pertinenza del gruppo bancario

Operazioni/ componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2007 (3)=(1)-(2)	31 dicembre 2006	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Crediti verso banche										
B. Crediti verso clientela	(32)	(121)	(7)	16	55			(89)	(48)	85,4%
C. Totale	(32)	(121)	(7)	16	55			**(89)**	**(48)**	**85,4%**

Le rettifiche/riprese specifiche si riferiscono alle valutazioni analitiche, mentre le rettifiche/riprese di portafoglio si riferiscono alle valutazioni collettive

8.2 Rettifiche di valore nette per deterioramento di attività finanziarie disponibili per la vendita: composizione

8.2.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1)		Riprese di valore (2)		31 dicembre 2007 (3)=(1)-(2)	31 dicembre 2006	variazioni %
	Specifiche		Specifiche				
	Cancellazioni	Altre	A	B			
A. Titoli di debito							
B. Titoli di capitale		(1)			(1)	(1)	0,0%
C. Quote OICR							
D. Finanziamenti a banche							
E. Finanziamenti a clientela							
F. Totale		**(1)**			**(1)**	**(1)**	**0,0%**

Legenda
A= da interessi
B= altre riprese

8.4 Rettifiche di valore nette per deterioramento di altre operazioni finanziarie: composizione

8.4.1 Di pertinenza del gruppo bancario

Operazioni/ Componenti reddituali	Rettifiche di valore (1)			Riprese di valore (2)				31 dicembre 2007 (3)=(1)-(2)	31 dicembre 2006	variazioni %
	Specifiche		Di portafoglio	Specifiche		Di portafoglio				
	Cancellazioni	Altre		A	B	A	B			
A. Garanzie rilasciate			(2)					(2)	(2)	0,0%
B. Derivati su crediti										
C. Impegni ad erogare fondi										
D. Altre operazioni		(2)						(2)		100,0%
D. Totale		**(2)**	**(2)**					**(4)**	**(2)**	**100,0%**

Legenda
A= interessi
B= altre riprese

Sezione 9 - Premi netti - Voce 150

9.1 Premi netti: composizione

Premi derivanti dall'attività assicurativa	Lavoro diretto	Lavoro indiretto	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Ramo Vita					
A.1 Premi lordi contabilizzati (+)	553		553	590	-6,3%
A.2 Premi ceduti in riassicurazione (-)					
A.3 Totale	553		553	590	-6,3%
B. Ramo Danni					
B.1 Premi lordi contabilizzati (+)	26		26	19	36,8%
B.2 Premi ceduti in riassicurazione (-)				(1)	-100,0%
B.3 Variazione dell'importo lordo della riserva premi (+/-)					
B.4 Variazione della riserva premi a carico dei riassicuratori (-/+)					
B.5 Totale	26		26	18	44,4%
C. Totale premi netti	**579**		**579**	**608**	**-4,8%**

Di seguito viene riportata la composizione della voce "Risultato netto della gestione assicurativa", che ai fini della redazione dello schema di conto economico consolidato è stata inserita per rappresentare in un'unica componente reddituale le voci 110, 150 e 160 del suddetto schema, riferite esclusivamente al comparto assicurativo.

Composizione della voce "Risultato netto della gestione assicurativa"

	31 dicembre 2007	31 dicembre 2006	variazioni %
110. Risultato netto delle attività e passività valutate al *fair value*	30	46	-34,8%
150. Premi netti	579	608	-4,8%
160. Saldo altri proventi ed oneri della gestione assicurativa	-606	-630	-3,8%
TOTALE	3	24	-87,5%

Sezione 10 - Saldo altri proventi e oneri della gestione assicurativa - Voce 160

10.1 Saldo altri proventi e oneri della gestione assicurativa: composizione

Voci	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Variazione netta delle riserve tecniche	(369)	(479)	-23,0%
2. Sinistri di competenza pagati nell'esercizio	(198)	(137)	44,5%
3. Altri proventi e oneri della gestione assicurativa	(39)	(14)	178,6%
Totale	(606)	(630)	-3,8%

10.2 Composizione della sottovoce "Variazione netta delle riserve tecniche"

Variazione netta delle riserve tecniche	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Ramo vita			
A. Riserve matematiche	(5)	(49)	-89,8%
A.1 Importo lordo annuo	(5)	(49)	-89,8%
A.2 (-) Quote a carico dei riassicuratori			
B. Altre riserve tecniche		(1)	-100,0%
B.1 Importo lordo annuo		(1)	-100,0%
B.2 (-) Quote a carico dei riassicuratori			
C. Riserve tecniche allorché il rischio dell'investimento è sopportato dagli assicurati	(364)	(429)	-15,2%
C.1 Importo lordo annuo	(364)	(429)	-15,2%
C.2 (-) Quote a carico dei riassicuratori			
Totale "riserve ramo vita"	**(369)**	**(479)**	**-23,0%**
2. Ramo danni			
Variazioni delle altre riserve tecniche del ramo danni diverse dalle riserve sinistri al netto delle cessioni in riassicurazione			

10.3 Composizione della sottovoce "Sinistri di competenza dell'esercizio"

Oneri per sinistri	31 dicembre 2007	31 dicembre 2006	variazioni %
Ramo vita: oneri relativi ai sinistri, al netto delle cessioni in riassicurazione			
A. Importi pagati	(572)	(121)	372,7%
A.1 Importo lordo annuo	(572)	(121)	372,7%
A.2 (-) Quote a carico dei riassicuratori			
B. Variazione della riserva per somme da pagare	376	(15)	n.s.
B.1 Importo lordo annuo	376	(15)	n.s.
B.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo vita	**(196)**	**(136)**	**44,1%**
Ramo danni: oneri relativi ai sinistri, al netto dei recuperi e delle cessioni in riassicurazione			
C. Importi pagati	(2)	(1)	100,0%
C.1 Importo lordo annuo	(2)	(1)	100,0%
C.2 (-) Quote a carico dei riassicuratori			
D. Variazione dei recuperi al netto delle quote a carico dei riassicuratori			
E. Variazioni della riserva sinistri			
E.1 Importo lordo annuo			
E.2 (-) Quote a carico dei riassicuratori			
Totale sinistri ramo danni	**(2)**	**(1)**	**100,0%**

10.4 Composizione della sottovoce "Altri proventi ed oneri della gestione assicurativa"

	31 dicembre 2007	31 dicembre 2006	variazioni %
Ramo vita	(38)	(12)	216,7%
Ramo danni	(1)	(2)	-50,0%
Totale altri proventi e oneri della gestione assicurativa	(39)	(14)	178,6%

Sezione 11 - Le spese amministrative - Voce 180

11.1 Spese per il personale: composizione

Tipologia di spesa/Settori	Gruppo bancario	Imprese assicurative	31 dicembre 2007	31 dicembre 2006	variazioni %
1) Personale dipendente					
a) salari e stipendi	(273)	(2)	(275)	(277)	-0,7%
b) oneri sociali	(77)	(1)	(78)	(70)	11,4%
c) indennità di fine rapporto	(2)		(2)	(1)	100,0%
d) spese previdenziali					
e) accantonamento al trattamento di fine rapporto	6		6	(16)	n.s
f) accantonamento al fondo trattamento di quiescenza e simili:	(7)		(7)	(16)	-56,3%
- a contribuzione definita	*(4)*		*(4)*	*(8)*	-50,0%
- a prestazione definita	*(3)*		*(3)*	*(8)*	-62,5%
g) versamenti ai fondi di previdenza complementare esterni:	(1)		(1)	*(1)*	0,0%
- a contribuzione definita	*(1)*		*(1)*	*(1)*	0,0%
- a prestazione definita					
h) costi derivanti da accordi di pagamento basati su propri strumenti patrimoniali					
i) altri benefici a favore dei dipendenti	(10)		(10)	(7)	42,9%
2) Altro personale	(12)		(12)	(8)	50,0%
3) Amministratori	(6)		(6)	(4)	50,0%
Totale	(382)	(3)	(385)	(400)	-3,8%

Al 31 dicembre 2007 la voce "accantonamento al trattamento di fine rapporto" presenta un saldo positivo in quanto include l'adeguamento del TFR, rideterminato sulla base del metodo c.d. "tutto maturato" in seguito all'entrata in vigore del D.Lgs. n. 252/2005 e della L. n. 296/2006, per un importo che al 1° gennaio 2007, alla luce delle stime effettuate dall'attuario esterno, risulta complessivamente pari a circa 23 milioni di euro.

La diminuzione della voce "1),f) accantonamento al fondo trattamento di quiescenza e simili" è dovuta essenzialmente alla rilevazione nella voce "Altri oneri/proventi di gestione" delle componenti reddituali del Fondo Integrativo Pensione delle banche del Gruppo che al 31 dicembre 2006, per la parte relativa alle "Spese per il personale", ammontavano complessivamente a circa 7 milioni di euro.

11.2 Numero medio dei dipendenti per categoria

	Gruppo bancario	Imprese assicurative	31 dicembre 2007	31 dicembre 2006	variazioni %
Personale dipendente:					
a) dirigenti	117	2	119	102	16,7%
b) Totale quadri direttivi	1.645	10	1.655	1.536	7,7%
- di cui 3° e 4° livello	*708*	*4*	*712*	*643*	*10,7%*
c) restante personale dipendente	4.194	38	4.232	3.971	6,6%
Altro personale	392	21	413	289	42,9%
Totale	6.348	71	6.419	5.898	8,8%

Il numero medio è calcolato come media aritmetica del numero dei dipendenti alla fine dell'esercizio e di quello dell'esercizio precedente.

11.3 Fondi di quiescenza aziendali a prestazione definita: totale costi

Per quanto riguarda i suddetti costi si rimanda alla Sezione 12 della Parte B - Passivo della presente nota integrativa.

11.4 Altri benefici a favore dei dipendenti

Non si segnalano ulteriori rilevanti benefici a favore dei dipendenti oltre quelli compresi nella Sezione 11.1, voce 1), lettera i)

11.5 Altre spese amministrative: composizione

Voci/Settori	31 dicembre 2007	31 dicembre 2006	variazioni %
Fitti per immobili	(22)	(19)	15,8%
Manutenzione ordinaria	(6)	(5)	20,0%
Altre spese per immobili	(1)	(1)	0,0%
Spese postali	(12)	(9)	33,3%
Spese telefoniche	(5)	(6)	-16,7%
Energia elettrica, riscaldamento e altro	(8)	(7)	14,3%
Costi "ICT" e di outsourcing	(24)	(29)	-17,2%
Locazione macchine e software	*(3)*	*(4)*	*-25,0%*
Manutenzione hardware e software	*(3)*	*(3)*	*0,0%*
Servizi elaborazione dati da terzi	*(2)*	*(4)*	*-50,0%*
Trasmissione dati	*(6)*	*(6)*	*0,0%*
Costi di back office	*(10)*	*(12)*	*-16,7%*
Pubblicità	(9)	(8)	12,5%
Spese per marketing e rappresentanza	(2)	(4)	-50,0%
Spese legali recupero crediti	(7)	(7)	0,0%
Spese per altre consulenze professionali	(25)	(11)	127,3%
Trasporti	(7)	(6)	16,7%
Informazioni e visure		(1)	-100,0%
Assicurazioni	(8)	(8)	0,0%
Vigilanza e sicurezza	(4)	(3)	33,3%
Spese per pulizie	(6)	(6)	0,0%
Stampati e cancelleria	(4)	(4)	0,0%
Spese organi collegiali	(1)	(1)	0,0%
Contribuzioni varie e liberalità	(1)		
Spese diverse	(17)	(13)	30,8%
Imposta di bollo e bollati vari	(41)	(40)	2,5%
Imposta comunale sugli immobili	(1)	(2)	-50,0%
Altre imposte indirette	(11)	(11)	0,0%
Totale	(222)	(201)	10,4%

Sezione 12 - Accantonamenti netti ai fondi per rischi ed oneri - Voce 190

12.1 Accantonamenti netti ai fondi per rischi e oneri: composizione

	31 dicembe 2007	31 dicembe 2006	variazioni %
Rischi ed oneri relativi al personale	(11)	(16)	-31,3%
Rischi ed oneri su crediti cartolarizzati		2	-100,0%
Rischi ed oneri diversi (cause legali ed altri rischi)	(11)	(18)	-38,9%
Totale	(22)	(32)	-31,3%

La variazione degli accantonamenti per rischi ed oneri relativi al personale è prevalentemente legata alla rilevazione, tra le "Spese per il personale" dell'esercizio 2007, degli importi relativi al rinnovo del CCNL.
La variazione degli accantonamenti per rischi ed oneri diversi è dovuta a minori esigenze manifestatesi nell'esercizio 2007.

Sezione 13 - Rettifiche/riprese di valore nette su attività materiali - Voce 200

13.1. Rettifiche di valore nette su attività materiali: composizione

13.1.1 Di pertinenza del gruppo bancario

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto 31 dicembre 2007 (a + b - c)	Risultato netto 31 dicembre 2006 (a + b - c)	variazioni % del risultato netto
A. Attività materiali						
A.1 Di proprietà	(25)			(25)	(24)	4,2%
- Ad uso funzionale	*(25)*			*(25)*	*(24)*	*4,2%*
- Per investimento						
A.2 Acquisite in locazione finanziaria						
- Ad uso funzionale						
- Per investimento						
Totale	**(25)**			**(25)**	**(24)**	**4,2%**

13.1.2 Di pertinenza delle imprese di assicurazione

13.1.3 Di pertinenza delle altre imprese

Il relativo ammontare non è rilevante.

Sezione 14 - Rettifiche/riprese di valore nette su attività immateriali - Voce 210

14.1 Rettifiche di valore nette di attività immateriali: composizione

14.1.1 Di pertinenza del gruppo bancario

Attività/Componenti reddituali	Ammortamento (a)	Rettifiche di valore per deterioramento (b)	Riprese di valore (c)	Risultato netto 31 dicembre 2007 (a + b - c)	Risultato netto 31 dicembre 2006 (a + b - c)	Variazioni % del risultato netto
A. Attività immateriali						
A.1 Di proprietà	(17)			(17)	(17)	0,0%
- Generate internamente dall'azienda	*(1)*			*(1)*	*(1)*	0,0%
- Altre	*(16)*			*(16)*	*(16)*	0,0%
A.2 Acquisite in locazione finanziaria						
Totale	(17)			(17)	(17)	0,0%

14.1.2 Di pertinenza delle imprese di assicurazione

14.1.3 Di pertinenza delle altre imprese

Il relativo ammontare non è rilevante.

Sezione 15 - Gli altri oneri e proventi di gestione - Voce 220

15.1 Altri oneri di gestione: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Oneri per acquisizione affari e servizi	(4)	(5)	-20,0%
Retrocessioni e abbuoni alla clientela		(2)	-100,0%
Perdite per rapine in franchigia assicurativa		(1)	-100,0%
Sopravvenienze passive	(6)	(11)	-45,5%
Costi industriali delle società strumentali	(36)	(34)	5,9%
Altri oneri diversi	(15)	(7)	114,3%
Totale	**(61)**	**(60)**	**1,7%**

15.2 Altri proventi di gestione: composizione

	31 dicembre 2007	31 dicembre 2006	variazioni %
Recupero spese su depositi a risparmio e su conti creditori	61	63	-3,2%
Recupero spese da clientela per:	48	49	-2,0%
- Bolli su documenti contabili	*32*	*34*	*-5,9%*
- Crediti in sofferenza	*3*	*5*	*-40,0%*
- Altri recuperi	*13*	*10*	*30,0%*
Fitti attivi su immobili	2	2	0,0%
Sopravvenienze attive	7	4	75,0%
Proventi industriali delle società strumentali	21	18	16,7%
Altri proventi diversi	23	19	21,1%
Totale	**162**	**155**	**4,5%**

Sezione 16 - Utili (Perdite) delle partecipazioni - Voce 240

16.1 Utili (perdite) delle partecipazioni: composizione

Componenti reddituali/ Settori	Gruppo Bancario	Imprese di assicurazione	Altre imprese	31 dicembre 2007	31 dicembre 2006	variazioni %
1) Imprese a controllo congiunto						
A. Proventi						
1. Rivalutazioni	35			35	53	-34,0%
2. Utili da cessione						
3. Riprese di valore						
4. Altre variazioni positive						
B. Oneri						
1. Svalutazioni						
2. Rettifiche di valore da deterioramento						
3. Perdite da cessione						
4. Altre variazioni negative						
Risultato netto	35			35	53	-34,0%
2) Imprese sottoposte a influenza notevole						
A. Proventi						
1. Rivalutazioni	4			4	4	0,0%
2. Utili da cessione						
3. Riprese di valore						
4. Altre variazioni positive	17			17		100,0%
B. Oneri						
1. Svalutazioni						
2. Rettifiche di valore da deterioramento						
3. Perdite da cessione						
4. Altre variazioni negative	(1)			(1)		-100,0%
Risultato netto	20			20	4	400,0%
Totale	55			55	57	-3,5%

La voce "Altre variazioni positive" si riferisce interamente all'applicazione della *purchase price allocation* (PPA) ai sensi dell'IFRS 3 sull'acquisizione del controllo di Centro Leasing Banca Sp.A.

Per i dettagli della suddetta operazione si veda quanto riportato nella Parte G della presente nota integrativa.

Sezione 17 - Risultato netto della valutazione al *fair value* delle attività materiali e immateriali - Voce 250

17.1 Risultato netto della valutazione al fair value (o al valore rivalutato) delle attività materiali e immateriali: composizione

17.1.1 Di pertinenza del gruppo bancario

Attività / Componenti reddituali	31 dicembre 2007					31 dicembre 2006	variazioni %
	Rivalutazioni (a)	Svalutazioni (b)	Differenze di cambio - Positive (c)	Differenze di cambio - Negative (d)	Risultato netto (a-b+c-d)	Risultato netto	
A. Attività materiali							
A.1 Di proprietà:						1	-100,0%
- Ad uso funzionale							
- Detenute a scopo di investimento	1				1	1	0,0%
A.2 Acquisite in locazione finanziaria:							
- Ad uso funzionale							
- Detenute a scopo di investimento							
B. Attività immateriali							
B.1 Di proprietà:							
B.1.1 Generate internamente dall'azienda							
B.1.2 Altre							
B.2 Acquisite in locazione finanziaria							
Totale	1				1	1	0,0%

Sezione 19 - Utili (Perdite) da cessione di investimenti - Voce 270

19.1 Utili (perdite) da cessione di investimenti: composizione

Componenti reddituali/Settori	Gruppo bancario	31 dicembre 2007	31 dicembre 2006	variazioni %
A. Immobili				
- Utili da cessione			2	-100,0%
- Perdite da cessione				
B. Altre attività				
- Utili da cessione	2	2		100,0%
- Perdite da cessione				
Risultato netto	2	2	2	0,0%

Al 31 dicembre 2007 la voce è interamente costituita dal corrispettivo ricevuto nel corso dell'esercizio a titolo di integrazione prezzo per la cessione di Cerit S.p.A. e di SRT S.p.A. a Equitalia S.p.A.

Sezione 20 - Le imposte sul reddito dell'esercizio dell'operatività corrente - Voce 290

20.1 Imposte sul reddito dell'esercizio dell'operatività corrente: composizione

Componenti reddituali/Settori	Gruppo Bancario	Imprese di assicurazione	31 dicembre 2007	31 dicembre 2006	variazioni %
1. Imposte correnti (-)	(129)	(21)	(150)	(125)	20,0%
2. Variazioni delle imposte correnti dei precedenti esercizi (+/-)	(1)		(1)		-100,0%
3. Riduzione delle imposte correnti dell'esercizio (+)	1		1		100,0%
4. Variazione delle imposte anticipate (+/-)	(24)	6	(18)	(1)	n.s.
5. Variazione delle imposte differite (+/-)	5	5	10	15	-33,3%
6. Imposte di competenza dell'esercizio (-) (-1+/-2+3+/-4+/-5)	**(148)**	**(10)**	**(158)**	**(111)**	**42,3%**

20.2 Riconciliazione tra onere fiscale teorico e onere fiscale effettivo di bilancio

	31 dicembre 2007	% sull'utile al lordo delle imposte	31 dicembre 2006	% sull'utile al lordo delle imposte
IRES	134	35,26%	137	33,09%
IRAP	17	4,47%	18	4,35%
Imposte sul reddito all'aliquota nominale	151	39,74%	155	37,44%
Variazioni in aumento dell' IRAP	18	4,74%	10	2,42%
Maggiore base imponibile ed aliquota effettiva	*18*	*4,74%*	*10*	*2,42%*
Totale IRAP	**35**	**9,21%**	**28**	**6,76%**
Variazioni in aumento dell' IRES	21	2,63%	5	1,21%
Costi indeducibili (minusvalenze su partecipazioni, ICI, spese personale, ecc.)	*10*	*2,63%*	*5*	*1,21%*
Effetto sulle imposte differite attive e passive derivante dalla riduzione, a partire dal 1° gennaio 2008, delle aliquote IRAS e IRAP	11	2,89%		
Variazioni in diminuzione dell' IRES	(32)	-8,42%	(59)	-14,25%
Plusvalenze non tassate su partecipazioni				
Quota esente dividendi	*(28)*	*-7,37%*	*(28)*	*-6,76%*
Proventi soggetti ad aliquota agevolata (12,5%)				
Effetto delle modifiche alla normativa relativa alla Participation Exemption	*(1)*	*-0,26%*	*(31)*	*-7,49%*
Altre minori	*(1)*	*-0,26%*		
Totale IRES	**123**	**32,37%**	**83**	**20,05%**
Imposte sul reddito in conto economico (voce 290)	**158**	**41,58%**	**111**	**26,81%**

Si riporta di seguito il carico fiscale corrente distinto tra IRES ed IRAP:

	31 dicembre 2007	31 dicembre 2006	variazioni %
IRES	96	97	-1,0%
IRAP	34	28	21,4%
Totale imposte correnti in conto economico	**130**	**125**	**4,0%**

La variazione delle imposte anticipate è prevalentemente dovuta al cambio di aliquota IRES ed IRAP ed anche al parziale rigiro delle imposte anticipate costituite in sede di FTA.

Sezione 22 - Utile (Perdita) d'esercizio di pertinenza di terzi - Voce 330

22.1 Dettaglio della voce 330 "utile d'esercizio di pertinenza di terzi"

Componenti reddituali	31 dicembre 2007	31 dicembre 2006	Variazione %
Società consolidate integralmente	36	30	20,0%
Società consolidate con il metodo del patrimonio netto	1	1	0,0%
Totale	37	31	19,4%

Sezione 23 - Altre informazioni

Ulteriori informazioni sull'andamento reddituale del Gruppo nell'esercizio 2007 sono fornite, anche relativamente ai diversi settori di attività in cui lo stesso opera, nella Parte D della presente nota integrativa e nella Relazione sulla gestione consolidata.

Sezione 24 - Utile per azione

24.1 Numero medio delle azioni ordinarie a capitale diluito

Al 31 dicembre 2007 il capitale sociale della Capogruppo è pari ad euro 828.752.733, suddiviso in n° 828.752.733 azioni ordinarie del valore nominale di euro 1,00 ciascuna.

Computo dell'utile base per azione	31 dicembre 2007	31 dicembre 2006	Variazioni %
Utile netto consolidato	185	271	-31,7%
n° azioni computabili	828.836.017	1.378.844.935	-39,9%
Utile base per azione (in euro)	0,2232	0,1965	13,6%
Contributo azioni ordinarie potenziali rivenienti dai piani di stock options		2.807.648	-100,0%
n° azioni computabili	828.836.017	1.381.652.583	-40,0%
Utile diluito per azione (in euro)	0,2232	0,1961	13,8%

In data 5 marzo 2007 è stato eseguito il raggruppamento delle azioni ordinarie di Banca CR Firenze S.p.A., come deliberato dall'Assemblea Straordinaria dei Soci del 27 aprile 2006, con riduzione del numero totale delle azioni ordinarie componenti il capitale sociale tramite l'assegnazione di 3 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 5 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute, in linea con la suddetta delibera assembleare, che aveva stabilito l'assegnazione di 6 nuove azioni ordinarie del valore unitario di 1,00 euro ogni 10 azioni ordinarie esistenti del valore unitario di 0,60 euro detenute.

24.2 Altre informazioni

L'utile netto della Capogruppo, pari a circa 150 milioni di euro, è stato riconciliato con l'utile netto del bilancio consolidato all'interno della Relazione sulla gestione consolidata. Si segnala inoltre che non è applicabile la fattispecie prevista dal paragrafo 73 dello IAS 33, in quanto nel computo dell'utile base e diluito per azione non sono stati utilizzati componenti di conto economico diversi da quelli richiesti dal suddetto principio.

Nota integrativa consolidata

Parte D - INFORMATIVA DI SETTORE

A. Schema Primario

	RETAIL	IMPRESE E PRIVATE	FINANZA	WEALTH MANAGEMENT	LEASING E FACTORING	CORPORATE CENTER	CLIENTI INTERNI	TOTALE GRUPPO
MARGINE DI INTERMEDIAZIONE LORDO (€/mil)								
dicembre 2007	756	153	44	62	61	12	-8	1.080
dicembre 2006	702	166	33	61	n.d.	49	-7	1.004
Variazione 2007/ 2006 (%)	7,7%	-7,8%	33,3%	1,6%	n.s.	-75,6%	12,7%	7,6%
UTILE DELL'OPERATIVITA' CORRENTE (€/mil)								
dicembre 2007	253	59	33	47	31	-46	3	380
dicembre 2006	204	62	20	46	n.d.	-19	0	313
Variazione 2007/ 2006 (%)	24,0%	-4,8%	65,0%	2,2%	n.s.	146,0%	n.s.	21,4%
UTILE NETTO (incluso pertinenze III) (€/mil)								
dicembre 2007	146	39	22	35	18	-41	3	222
dicembre 2006	138	49	16	34	n.d.	66	0	303
Variazione 2007/ 2006 (%)	5,8%	-20,4%	37,5%	2,9%	n.s.	n.s.	n.s.	-26,7%
TOTALE ATTIVITA' FRUTTIFERE (€/mil)								
dicembre 2007	9.841	5.184	5.119	2.895	4.622	844	-1.206	27.299
dicembre 2006	9.802	4.825	3.929	2.754	n.d.	988	-142	22.156
Variazione 2007/ 2006 (%)	0,4%	7,4%	30,3%	5,1%	n.s.	-14,6%	n.s.	23,2%
TOTALE PASSIVITA' ONEROSE (€/mil)								
dicembre 2007	12.552	2.998	3.327	18	4.419	688	-1.129	22.873
dicembre 2006	12.374	2.954	1.836	34	n.d.	860	-233	17.825
Variazione 2007/ 2006 (%)	1,4%	1,5%	81,2%	-47,1%	n.s.	-20,0%	n.s.	28,3%
CAPITALE ALLOCATO MEDIO (€/mil)								
dicembre 2007	579	362	97	81	232	544		1.870
dicembre 2006	584	276	103	83	n.d.	776		1.822
Variazione 2007/ 2006 (%)	-0,9%	31,2%	-5,8%	-2,4%	n.s.	-29,9%		2,7%
REDDITIVITA' ANNUALIZZATA (%)								
dicembre 2007	25,2%	10,8%	22,7%	43,2%	7,8%	-7,5%		11,9%
dicembre 2006	23,5%	17,8%	15,3%	41,8%	n.d.	8,5%		17,0%
Variazione 2007/ 2006 (%)	1,8%	-7,0%	7,4%	1,4%	n.s.	-16,1%		-5,1%
PERSONALE (incl. tempo determinato)								
dicembre 2007	4.345	479	25	60	406	1.154		6.468
dicembre 2006	4.223	433	25	59	n.d.	1.189		5.929
Variazione 2007/ 2006 (%)	2,9%	10,5%	1,0%	1,7%	n.s.	-3,0%		9,1%

B. Schema Secondario

La ripartizione delle grandezze patrimoniali ed economiche per area geografica non è rilevante per il Gruppo Banca CR Firenze.

Per ulteriori dati ed analisi riferite all'informativa di settore si rimanda a quanto riportato nella Relazione sulla gestione consolidata.

PARTE E – INFORMAZIONI SUI RISCHI E SULLE RELATIVE POLITICHE DI COPERTURA

PREMESSA

Le politiche relative all'assunzione dei rischi sono definite dagli organi statutari della Capogruppo (Consiglio di Amministrazione, Comitato Esecutivo) che si avvalgono del supporto del Comitato Rischi, struttura di Gruppo costituita dai Direttori Generali delle Banche del Gruppo e dai responsabili delle principali funzioni interessate. Ad esso è attribuito l'esame periodico dei livelli di rischio assunti e la vigilanza sul rispetto dei limiti stabiliti dai Consigli di Amministrazione. Il Comitato Rischi si avvale del supporto tecnico del Coordinamento Pianificazione e Risk Management che assicura la rilevazione, la misurazione e il controllo delle varie categorie di rischio (di credito, finanziario, operativo) nei loro aspetti quantitativi essenziali, nelle implicazioni con l'Organo di Vigilanza e nel raffronto con eventuali benchmark esterni.

SEZIONE 1 – RISCHI DEL GRUPPO BANCARIO

1.1 RISCHIO DI CREDITO

INFORMAZIONI DI NATURA QUALITATIVA

Aspetti generali

La gestione del rischio di credito si propone di assicurare che le attività di analisi, valutazione e concessione degli affidamenti garantiscano un continuo miglioramento della qualità degli impieghi. La concessione del fido viene preceduta da un'accurata fase di istruttoria incentrata su una documentazione che consenta una valutazione complessiva della capacità di credito: gli elementi più rilevanti sono costituiti dalle previsioni sui flussi economici - finanziari dell'attività di impresa e dalla fornitura di eventuali garanzie accessorie. In questo contesto assume massima rilevanza il controllo del rischio specifico, anche in logica preventiva e di parte integrante della gestione del rapporto con la controparte, con modalità e livello di servizio idonei e coerenti rispetto alle caratteristiche dei diversi segmenti della clientela e delle strategie commerciali.

Politiche di gestione del rischio di credito

Aspetti organizzativi

La struttura del Modello Distributivo è caratterizzata dalla regolamentazione di processi differenziati per segmento di clientela: di conseguenza, all'interno della Direzione Crediti, esistono aree diverse in funzione del mercato di riferimento: un'area Retail per i segmenti Business e Privati gestiti dalle filiali e un'area Imprese per i segmenti Imprese e Private banking gestiti dai Centri Imprese e dai Centri Private. I direttori di filiale ed i responsabili dei Centri Imprese insieme ai Credit Manager, qualora previsti, sono responsabili dei rispettivi processi, dalle fasi di istruttoria alla concessione effettiva ed al monitoraggio continuo. La funzione di controllo, che è separata dalla funzione deliberativa, viene assicurata prevalentemente dal Servizio Controllo e Segreteria Crediti attraverso la continua verifica dei livelli di rischio raggiunti e l'adozione di tempestivi interventi cautelativi a contenimento degli stessi. L'attività di controllo viene svolta su due livelli:
- sulle singole posizioni per importi superiori a 5.000 euro, evidenziate da una specifica procedura e da estrazioni mirate di eventi anomali;
- sulle singole unità periferiche (Filiali e Centri Imprese), sulla base della dinamica di aggregati rappresentativi della rischiosità del portafoglio crediti gestito.

Sistemi di gestione, misurazione e controllo

La Capogruppo ha definito un sistema di rating completo e conforme alle regole previste dalle Autorità di Vigilanza, finalizzato al presidio della qualità del credito riferito alla controparte. Il sistema di rating considera tre parametri fondamentali:

- la probabilità di insolvenza della controparte (PD), espressa mediante un grado di merito creditizio;

- la percentuale di perdita subita in caso di default (LGD), funzione della struttura dell'operazione e della classe di esposizione, mitigata dall'eventuale presenza di garanzie;
- l'esposizione creditizia attesa al momento dell'insolvenza (EAD), che è legata alla forma tecnica dell'affidamento.
La PD è determinata attraverso l'utilizzo di una pluralità di modelli di rating e di scoring in linea con quanto indicato dalle Autorità di Vigilanza.
I modelli sono sviluppati secondo le "best practices" in uso e risultano differenziati per dimensione e tipologia di cliente. Ai fini di una valutazione adeguata del merito creditizio è stata segmentata la clientela in funzione dell'entità del credito concesso e della tipologia di controparte.
Per i crediti inclusi nel segmento Imprese è stato sviluppato un processo di valutazione individuale che ha come punto focale l'assegnazione di un giudizio sintetico ed omogeneo rappresentato da un rating interno nell'ambito di una scala di 14 classi in bonis, ad ognuna delle quali risulta associato un appropriato valore di PD. Tale valutazione scaturisce dal processo di analisi dei dati economico-patrimoniali e dei flussi di cassa, integrata da una serie di informazioni di tipo qualitativo (valutazione del management, analisi del mercato di appartenenza) ed è revisionata almeno una volta l'anno nell'ambito del processo di approvazione dei crediti. Nel corso del 2007 la copertura del rating è stata estesa a tutto il segmento imprese e ad oggi il rating è calcolabile, attraverso modelli sviluppati ad hoc, anche su imprese che svolgono attività diverse da quelle industriali, come ad esempio le immobiliari, le finanziarie e le holding di partecipazione. L'assegnazione di rating al segmento imprese si avvale di un applicativo web, disponibile per tutta la rete di vendita periferica e per le strutture centrali, che oltre alla valutazione del merito di credito dell'impresa fornisce supporto all'attività di consulenza verso il cliente attraverso la visualizzazione, sotto forma di istogramma, della situazione delle principali aree gestionali dell'azienda oggetto di valutazione.

Relativamente ai segmenti Retail (Piccole Imprese e Privati) viene utilizzato un approccio diversificato, basato sull'applicazione di tecniche di analisi statistica (modelli di scoring) e differenziato in funzione delle diverse fasi del processo creditizio. Nelle fasi di "concessione" e "rinnovo" le Piccole Imprese sono assoggettate ad un processo di valutazione automatica consistente in uno specifico algoritmo che, attraverso delle griglie di "score" di controparte articolate per natura giuridica ed altri parametri quali ad esempio il tipo di contabilità prescelto, seleziona i clienti con elevata probabilità di insolvenza assegnandoli un diverso livello di rischiosità.
Per quanto riguarda i Privati è stato adottato un sistema di "scoring" di erogazione, differenziato per forma tecnica dell'impiego (mutui, prestiti personali, ecc.), sviluppato attraverso analisi di tipo statistico basate su informazioni socio-demografiche provenienti da Credit Bureaux pubblici e privati e su informazioni comportamentali.
Nei segmenti Retail, a fianco dei modelli di scoring disponibili on line, si affianca uno specifico modello di scoring andamentale, calcolato mensilmente con modalità "batch", dal quale si determina il valore della PD da utilizzare in tutti i processi della banca.
Nel primo semestre 2008 saranno inoltre disponibili i nuovi modelli sviluppati per i segmenti Retail analoghi, nella costruzione e rappresentazione, ai modelli di rating del segmento Imprese.
Infine, nei confronti delle controparti bancarie è stato definito un sistema di classificazione degli istituti di credito affidati riconducendo la scala di rating adottata a quelle in uso dalle agenzie specializzate di rating. La combinazione della classe di rating con forma tecnica e durata dell'operazione permette di determinare i limiti di affidamento per ciascuna controparte.
Nel corso del 2007 sono stati sviluppati i nuovi modelli per la determinazione della LGD e della EAD e attualmente sono in fase di valutazione le modalità per il loro utilizzo nei processi creditizi.
L'applicazione del sistemi di rating è presidiata da una costante attività di controllo portato all'attenzione sia del Management che degli Organi Amministrativi. Tale monitoraggio si estrinseca attraverso un insieme di tableau in grado di fornire una serie di informazioni, dalla descrizione dell'andamento nel tempo di PD, LGD, accordato e utilizzato alla reportistica sulla percentuale di copertura del portafoglio impieghi con i modelli suddivisi per segmento, all'analisi della provenienza delle nuove posizioni in default. I diversi modelli di valutazione del rischio di credito sono resi comparabili tra loro mediante la riconduzione ad una scala di cinque fasce di rischio crescente: "Basso", "Medio-Basso", "Medio", "Medio-Alto" e "Alto".
Inoltre, da gennaio 2008 è disponibile uno specifico motore di intercettamento (denominato "Early Warning" ossia allarme preventivo), che permette di evidenziare le variazioni importanti intercorse nella rischiosità a livello di singola controparte, rappresentata dalla combinazione tra un punteggio di anomalia interna (espresso da un indicatore andamentale) ed un aspetto dimensionale (costituito dalla perdita attesa). In base alla suddetta combinazione, tutte le controparti ordinarie "in bonis" sono classificate in uno tra i quattro seguenti stati gestionali: "Molto critico", "Critico", "Attivo" e "Ordinario".

Tecniche di mitigazione del rischio di credito

A copertura del rischio di credito tutte le banche del Gruppo attuano una strategia prevalentemente circoscritta all'acquisizione di garanzie reali, ipotecarie e di altra natura a tutela delle varie forme tecniche di impiego elencate nel "Regolamento del credito". Il principio che si applica è quello degli scarti di garanzia in base al quale il controvalore della garanzia viene abbattuto di una percentuale adeguatamente ponderata in funzione della natura del bene oggetto di pegno od ipoteca. Il Gruppo Banca CR Firenze di norma non effettua operazioni di derivati su crediti a scopo di copertura.

Attività finanziarie deteriorate

Le procedure tecnico-organizzative e metodologiche che riguardano la gestione e il controllo dei crediti deteriorati vanno distinte a seconda che si tratti di partite incagliate, ristrutturate e scadute/sconfinate oltre 180 giorni o di sofferenze.
Sui crediti a sofferenza, gestiti dalla Banca CR Firenze anche per conto delle controllate CR Orvieto e CR Civitavecchia, viene effettuata un'attenta analisi a livello di singole posizioni per valutare l'opportunità di avviare azioni legali, mirate anche all'acquisizione di garanzie reali, ovvero per intraprendere altre iniziative orientate al raggiungimento di accordi stragiudiziali. Per quanto concerne i crediti di importo non rilevante, vantati soprattutto nei riguardi di clientela privata, nei casi in cui non ci siano cespiti da aggredire e dopo aver esperito gli adempimenti del caso sui debitori, si procede ad operazioni di cessione pro soluto. Le verifiche sulla congruità delle rettifiche di valore operate vengono eseguite periodicamente in maniera analitica al verificarsi di eventi che ne suggeriscano la rideterminazione.
Le altre categorie di crediti deteriorati sono seguite dal Servizio Incagli della Direzione Crediti, che agisce in maniera integrata con la rete distributiva e adotta tutte le iniziative idonee al raggiungimento degli obbiettivi di rischiosità assegnati.
Premesso che tutte le posizioni deteriorate sono comprese nella classe di rischio più elevata (definita "Alta"), la loro determinazione avviene in base a criteri oggettivi e soggettivi.
Tra i parametri oggettivi rientrano il numero di rate scadute, l'esistenza di crediti in sofferenza presso il sistema e la presenza di fatti pregiudizievoli gravi che determinano automaticamente la proposta di passaggio a credito deteriorato; i parametri soggettivi includono varie situazioni di concreta difficoltà quali carenze strutturali di bilancio, revoca degli affidamenti da parte di altre banche e insolvenze di fatto e mettono in moto un processo di proposta di classificazione a partita deteriorata con specifica valutazione finale. Il ripristino in gestione ordinaria delle posizioni anomale rispecchia la modalità con la quale si era proceduto a classificarle tra i crediti deteriorati, vale a dire in modo automatico al venir meno dei parametri oggettivi negativi o su iniziativa della filiale o del Servizio Incagli quando decadono i criteri soggettivi.

Gestione dei rischi in Banca C.R. Firenze Romania S.A.

Aspetti generali

Il Consiglio di Amministrazione di Banca C.R. Firenze Romania S.A. è responsabile della definizione degli aspetti strategici e delle politiche di gestione e di controllo delle varie categorie di rischio.
Il Comitato Rischi svolge un ruolo fondamentale nella determinazione dei limiti interni nel rispetto della legislazione bancaria rumena, sia per le diverse tipologie di esposizione che per i coefficienti patrimoniali di vigilanza.
Al Servizio Pianificazione e Risk Management sono attribuite una serie di funzioni che spaziano dalla rilevazione, misurazione e monitoraggio dei rischi alla stesura di report per il Comitato Rischi e il Consiglio di Amministrazione.
Banca C.R. Firenze Romania S.A. è ancora sotto la supervisione della Banca Centrale rumena, come previsto dagli Accordi di Basilea 1; l'applicazione dei principi sanciti dall' Accordo di Basilea 2 entrerà in vigore a partire da gennaio 2008.
Il rischio più rilevante che la banca deve affrontare è quello del credito; i rischi di mercato sono assai minori dato che il portafoglio di negoziazione è esiguo. Banca C.R. Firenze Romania S.A. non effettua operazioni in derivati per conto della clientela, né effettua operazioni di copertura delle proprie passività finanziarie.

Il rischio di credito

La gestione del rischio di credito di Banca C.R. Firenze Romania S.A. si prefigge il conseguimento di livelli minimi di perdite derivanti da rischi di insolvenza e di concentrazione.
L'individuazione e la valutazione del rischio sono attività cruciali e precedono la concessione dell'affidamento: esse si concretizzano in un sistema interno di rating comprendente 5 livelli. I tassi di interesse sono stabiliti in funzione del grado di merito creditizio assegnato e delle strategie attuate in materia di "pricing" dei prestiti.
Il rischio di credito è monitorato attraverso una serie di indicatori e di limiti operativi interni: l'obiettivo di un basso profilo di rischio è stato finora conseguito dato, che il rapporto tra sofferenze e impieghi totali si mantiene sotto l'1%.
Le tecniche di mitigazione del rischio comprendono essenzialmente delle garanzie e consistono in ipoteche, pegni, fideiussioni bancarie e consegna di contante.

INFORMAZIONI DI NATURA QUANTITATIVA

A. QUALITA' DEL CREDITO

A.1 ESPOSIZIONI DETERIORATE E IN BONIS: CONSISTENZE, RETTIFICHE DI VALORE, DINAMICA, DISTRIBUZIONE ECONOMICA E TERRITORIALE

A.1.1 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori di bilancio)

Portafogli/qualità	Gruppo Bancario						Altre imprese		Totale
	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese	Altre attività	Deteriorate	Altre	
1. Attività finanziarie detenute per la negoziazione						111		89	200
2. Attività finanziarie disponibili per la vendita	2					2.471		884	3.357
3. Attività finanziarie detenute sino alla scadenza									
4. Crediti verso banche						1.236		16	1.252
5. Crediti verso clientela	202	193	13	253	1	19.724			20.386
6. Attività finanziarie valutate al fair value								1.703	1.703
7. Attività finanziarie in corso di dismissione									
8. Derivati di copertura						11			11
Totale 31 dicembre 2007	**204**	**193**	**13**	**253**	**1**	**23.553**		**2.692**	**26.909**
Totale 31 dicembre 2006	**151**	**145**	**12**	**68**		**18.758**		**2.552**	**21.686**

A.1.2 Distribuzione delle attività finanziarie per portafogli di appartenenza e per qualità creditizia (valori lordi e netti)

Portafogli/qualità	Attività deteriorate				Altre attività			Totale (esposizione netta)
	Esposizione lorda	Rettifiche specifiche	Rettifiche di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche di portafoglio	Esposizione netta	
A. Gruppo Bancario								
1. Attività finanziarie detenute per la negoziazione					X	X	111	111
2. Attività finanziarie disponibili per la vendita	2			2	2.471		2.471	2.473
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					1.236		1.236	1.236
5. Crediti verso clientela	963	302		661	19.807	82	19.725	20.386
6. Attività finanziarie valutate al fair value					X	X		
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X	11	11
Totale A	**965**	**302**		**663**	**23.514**	**82**	**23.554**	**24.217**
B. Altre imprese incluse nel consolidamento								
1. Attività finanziarie detenute per la negoziazione					X	X	89	89
2. Attività finanziarie disponibili per la vendita					884		884	884
3. Attività finanziarie detenute sino alla scadenza								
4. Crediti verso banche					16		16	16
5. Crediti verso clientela								
6. Attività finanziarie valutate al fair value					X	X	1.703	1.703
7. Attività finanziarie in corso di dismissione								
8. Derivati di copertura					X	X		
Totale B					**900**		**2.692**	**2.692**
Totale 31 dicembre 2007	**965**	**302**		**663**	**24.414**	**82**	**26.246**	**26.909**
Totale 31 dicembre 2006	**587**	**211**		**376**	**19.284**	**58**	**21.310**	**21.686**

A.1.3 Esposizioni per cassa e fuori bilancio verso banche: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
A.1 Gruppo Bancario				
a) Sofferenze				
b) Incagli				
c) Esposizioni ristrutturate				
d) Esposizioni scadute				
e) Rischio Paese		X		
f) Altre attività	1.849	X		1.849
TOTALE A.1	**1.849**			**1.849**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	15	X		15
TOTALE A.2	**15**			**15**
TOTALE A	**1.864**			**1.864**
B. ESPOSIZIONI FUORI BILANCIO				
B.1 Gruppo Bancario				
a) Deteriorate				
b) Altre		X		
TOTALE B.1				
B.2 Altre imprese				
a) Deteriorate				
b) Altre	103	X		103
TOTALE B.2	**103**			**103**
TOTALE B	**103**			**103**

A.1.4 Esposizioni per cassa verso banche: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

A.1.5 Esposizioni per cassa verso banche: dinamica delle rettifiche di valore complessive

Queste due tabelle non risultano valorizzate in quanto l'ammontare dei relativi saldi è inferiore ad un milione di euro.

A.1.6 Esposizioni per cassa e fuori bilancio verso clientela: valori lordi e netti

Tipologie esposizioni/valori	Esposizione lorda	Rettifiche di valore specifiche	Rettifiche di valore di portafoglio	Esposizione netta
A. ESPOSIZIONI PER CASSA				
A.1 Gruppo Bancario				
a) Sofferenze	439	235		204
b) Incagli	249	56		193
c) Esposizioni ristrutturate	17	4		13
d) Esposizioni scadute	260	7		253
e) Rischio Paese	1	X		1
f) Altre attività	21.727	X	82	21.645
TOTALE A.1	**22.693**	**302**	**82**	**22.309**
A.2 Altre imprese				
a) Deteriorate				
b) Altre	2.676	X		2.676
TOTALE A.2	**2.676**			**2.676**
TOTALE A	**25.369**	**302**	**82**	**24.985**
B. ESPOSIZIONI FUORI BILANCIO				
B.1 Gruppo Bancario				
a) Deteriorate	10	3		7
b) Altre	2.087	X	3	2.084
TOTALE B.1	**2.097**	**3**	**3**	**2.091**
B.2 Altre imprese				
a) Deteriorate				
b) Altre		X		
TOTALE B.2				
TOTALE B	**2.097**	**3**	**3**	**2.091**

A.1.7 Esposizioni per cassa verso clientela: dinamica delle esposizioni deteriorate e soggette al "rischio paese" lorde

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Esposizione lorda iniziale	315	180	16	76	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	294	351	5	358	3
B.1 ingressi da crediti in bonis	35	240		177	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	108	37			
B.3 altre variazioni in aumento	151	74	5	181	3
C. Variazioni in diminuzione	170	282	4	174	2
C.1 uscite verso crediti in bonis	2	81	1	94	2
C.2 cancellazioni	86	3			
C.3 incassi	72	91	3	37	
C.4 realizzi per cessioni	5				
C.5 trasferimenti ad altre categorie di esposizioni deteriorate	0	102		42	
C.6 altre variazioni in diminuzione	5	5		1	
D. Esposizione lorda finale	439	249	17	260	1
- di cui: esposizioni cedute non cancellate					

A.1.8 Esposizioni per cassa verso clientela: dinamica delle rettifiche di valore complessive

Causali/Categorie	Sofferenze	Incagli	Esposizioni ristrutturate	Esposizioni scadute	Rischio Paese
A. Rettifiche complessive iniziali	164	35	3	8	
- di cui: esposizioni cedute non cancellate					
B. Variazioni in aumento	205	69	1	9	
B.1 rettifiche di valore	103	50		5	
B.2 trasferimenti da altre categorie di esposizioni deteriorate	23	2	1	0	
B.3 altre variazioni in aumento	79	17		4	
C. Variazioni in diminuzione	134	48	0	10	
C.1 riprese di valore da valutazione	15	12		5	
C. 2 riprese di valore da incasso	27	6		1	
C.3 cancellazioni	86	3		0	
C.4 trasferimenti ad altre categorie di esposizioni deteriorate	0	23		3	
C.5 altre variazioni in diminuzione	6	4		1	
D. Rettifiche complessive finali	235	56	4	7	
- di cui: esposizioni cedute non cancellate					

A.2 CLASSIFICAZIONE DELLE ESPOSIZIONI PER CLASSI DI RATING ESTERNI E INTERNI

A.2.1 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating esterni (valori di bilancio)

Esposizioni	Classi di rating esterni						Senza rating	Totale
	AAA/AA-	A+/A-	BBB+/BBB-	BB+/BB-	B+/B-	Inferiore a B-		
A. Esposizioni per cassa	262	1.953	49			2	22.507	24.773
B. Derivati							61	61
B.1 Derivati finanziari							61	61
B.2 Derivati creditizi								
C. Garanzie rilasciate							1.083	1.083
D. Impegni a erogare fondi							1.105	1.105
Totale	262	1.953	49			2	24.756	27.022

Le classi di rating esterno utilizzate sono quelle di Standard & Poor's.

A.2.2 Distribuzione delle esposizioni per cassa e "fuori bilancio" per classi di rating interni (valori di bilancio)

Esposizioni	Classi di rating interni					Totale
	Rischio alto	Rischio medio alto	Rischio medio	Rischio medio basso	Rischio basso	
A. Esposizioni per cassa	2.746	2.948	4.679	7.055	7.345	24.773
B. Derivati	1	1	2	42	15	61
B.1 Derivati finanziari	1	1	2	42	15	61
B.2 Derivati su crediti						
C. Garanzie rilasciate	70	40	126	411	436	1.083
D. Impegni a erogare fondi	68	30	83	96	828	1.105
Totale	2.885	3.019	4.890	7.604	8.624	27.022

A.3 DISTRIBUZIONE DELLE ESPOSIZIONI GARANTITE PER TIPOLOGIA DI GARANZIA

Al 31 dicembre 2007, le società del Gruppo non detengono ulteriori strumenti di attenuazione del rischio di credito rispetto alle varie tipologie di garanzie esposte nelle successive tabelle.

A.3.1 Esposizioni per cassa verso banche e verso clientela garantite

		Garanzie reali (1)			Garanzie personali (2)								Totale al 31 dicembre 2007
					Derivati su crediti				Crediti di firma				
	Valore esposizione	Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	(1)+(2)
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*10.934*	*7.351*	*326*	*88*						*138*	*21*	*2.734*	10.658
2.1 totalmente garantite	10.182	7.264	265	60						135	9	2.449	10.182
2.2 parzialmente garantite	752	87	61	28						3	12	285	476

A.3.2 Esposizioni "fuori bilancio" verso banche e verso clientela garantite

		Garanzie reali (1)			Garanzie personali (2)								Totale al 31 dicembre 2007
					Derivati su crediti				Crediti di firma				
	Valore esposizione	Immobili	Titoli	Altri beni	Stati	Altri enti pubblici	Banche	Altri soggetti	Stati	Altri enti pubblici	Banche	Altri soggetti	(1)+(2)
1. Esposizioni verso banche garantite:													
1.1 totalmente garantite													
1.2 parzialmente garantite													
2. Esposizioni verso clientela garantite:	*415*	*144*	28	*19*								*191*	382
2.1 totalmente garantite	356	141	22	11								182	356
2.2 parzialmente garantite	59	3	6	8								9	26

A.3.3 Esposizioni per cassa deteriorate verso banche e verso clientela garantite

			Garanzie (fair value)																		
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
	Valore esposizione	Ammontare garantito	Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Totale al 31 dicembre 2007	Eccedenza fair value, garanzia
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	*284*	*277*	*164*	*7*	*5*											*1*			*95*	*272*	
2.1. oltre il 150%	149	149	101	2	1														45	149	
2.2. tra il 100% e il 150%	31	31	13	1	1														16	31	
2.3. tra il 50% e il 100%	94	93	49	4	3											1			31	88	
2.4. entro il 50%	10	4	1																3	4	

A.3.4 Esposizioni "fuori bilancio" deteriorate verso banche e verso clientela garantite

			Garanzie (fair value)																		
			Garanzie reali			Garanzie personali															
						Derivati su crediti							Crediti di firma								
	Valore esposizione	Ammontare garantito	Immobili	Titoli	Altri beni	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Governi e Banche Centrali	Altri Enti pubblici	Banche	Società finanziarie	Società di assicurazione	Imprese non finanziarie	Altri soggetti	Totale al 31 dicembre 2007	Eccedenza fair value, garanzia
1. Esposizioni verso banche garantite:																					
1.1. oltre il 150%																					
1.2. tra il 100% e il 150%																					
1.3. tra il 50% e il 100%																					
1.4. entro il 50%																					
2. Esposizioni verso clientela garantite:	3	3																	2	2	
2.1. oltre il 150%	1	1																	1	1	
2.2. tra il 100% e il 150%																					
2.3. tra il 50% e il 100%	2	2																	1	1	
2.4. entro il 50%																					

B. DISTRIBUZIONE E CONCENTRAZIONE DEL CREDITO

B.1 Distribuzione settoriale delle esposizioni per cassa e "fuori bilancio" verso clientela

Esposizioni/Controparti	Governi e Banche Centrali				Altri enti pubblici				Società finanziarie				Imprese di assicurazione				Imprese non finanziarie				Altri soggetti			
	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta	Esposizione lorda	Rettifiche valore specifiche	Rettifiche valore di portafoglio	Esposizione netta
A. Esposizioni per cassa																								
A.1 Sofferenze					1			1	6	4		2					361	197		164	71	54		17
A.2 Incagli									3	1		2					181	51		130	27	4		23
A.3 Esposizioni ristrutturate																	17	4		13				
A.4 Esposizioni scadute																	240	5		235	20	2		18
A.5 Altre esposizioni	1.677	X		1.677	228	X		228	717	X	1	716	4	X		4	14.736	X	77	14.659	6.952	X	6	6.946
Totale A	1.677			1.677	229			229	726	6	1	720	4			4	15.655	257	77	15.320	7.080	60	6	7.014
B. Esposizioni "fuori bilancio"																								
B.1 Sofferenze																	6	3		6				
B.2 Incagli																	3	1		2				
B.3 Altre attività deteriorate																	1			1				
B.4 Altre esposizioni	793	X		793	181	X		181	9	X		9		X		0	1.120	X	3	1.117	64	X		64
Totale B	793			793	181			181	9			9	0			0	1.130	3	3	1.124	64			64
Totale 31 dicembre 2007	2.470			2.470	410			410	735	6	1	729	4			4	16.785	260	78	16.447	7.144	60	6	7.078
Totale 31 dicembre 2006	1.894			1.894	363			362	1.063	5	2	1.056	21			21	11.596	144	81	11.381	4.322	41	8	4.273

B.2 Distribuzione dei finanziamenti verso imprese non finanziarie residenti

	31 dicembre 2007
a) Servizi destinabili alla vendita	2.941
b) Edilizia e opere pubbliche	2.479
c) Servizi del commercio, recuperi e riparazioni	2.412
d) Tessili, cuoio e calzature	734
e) Prodotti dell'agricoltura, silvicoltura e pesca	714
f) Altre branche	5.685

Il valore relativo alle "Altre branche" è ulteriormente dettagliabile nei seguenti principali settori di attività economiche:

Servizi dei trasporti interni	552
Servizi degli alberghi e dei pubblici esercizi	512
Carta e prodotti della stampa	366
Prodotti alimentari	342
Altri prodotti industriali	298
Prodotti metallici esclusi macchinari e mezzi	269
Minerali e prodotti minerali non metallici	218
Materiale e forniture elettriche	194
Prodotti energetici	170
Macchine agricole e industriali	164
Mezzi di trasporto	141
Prodotti chimici	139
Servizi connessi ai trasporti	118
Prodotti in gomma e plastica	116
Servizi delle comunicazioni	58
Minerali e metalli ferrosi e non ferrosi	45
Macchine per ufficio	42
Servizi dei trasporti marittimi e aerei	30
Altri settori	1.911
Totale "Altre branche"	**5.685**

B.3 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso clientela (valore di bilancio)

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizion lorda	Esposizion netta	Esposizion lorda	Esposizion netta	Esposizion lorda	Esposizion netta	Esposizion lorda	Esposizion netta	Esposizion lorda	Esposizion netta
A. Esposizioni per cassa										
A.1 Sofferenze	437	202	1	1	1	1				
A.2 Incagli	249	193								
A.3 Esposizioni ristrutturate	17	13								
A.4 Esposizioni scadute	260	253								
A.5 Altre esposizioni	24.183	24.101	147	147	60	60			1	1
Totale	**25.146**	**24.762**	**148**	**148**	**61**	**61**			**1**	**1**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze	6	4								
B.2 Incagli	3	2								
B.3 Altre attività deteriorate	1	1								
B.4 Altre esposizioni	2.074	2.071	13	13						
Totale	**2.084**	**2.078**	**13**	**13**						
Totale 31 dicembre 2007	**27.230**	**26.840**	**161**	**161**	**61**	**61**			**1**	**1**

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

B.4 Distribuzione territoriale delle esposizioni per cassa e "fuori bilancio" verso banche

Esposizioni/Aree geografiche	Italia		Altri Paesi europei		America		Asia		Resto del mondo	
	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta	Esposizione lorda	Esposizione netta
A. Esposizioni per cassa										
A.1 Sofferenze										
A.2 Incagli										
A.3 Esposizioni ristrutturate										
A.4 Esposizioni scadute										
A.5 Altre esposizioni	1.598	1.598	173	173	66	66	1	1	26	26
Totale	**1.598**	**1.598**	**173**	**173**	**66**	**66**	**1**	**1**	**26**	**26**
B. Esposizioni "fuori bilancio"										
B.1 Sofferenze										
B.2 Incagli										
B.3 Altre attività deteriorate										
B.4 Altre esposizioni	74	79	21	22	2	2	1	1		
Totale	**74**	**79**	**21**	**22**	**2**	**2**	**1**	**1**		
Totale 31 dicembre 2007	**1.672**	**1.677**	**194**	**195**	**68**	**68**	**2**	**2**	**26**	**26**
Totale 31 dicembre 2006	**2.328**	**2.328**	**543**	**543**	**84**	**84**	**2**	**2**	**25**	**25**

B.5 Grandi rischi (secondo la normativa di vigilanza)

Al 31 dicembre 2007 non risultano presenti "Grandi rischi" a livello consolidato.

C. OPERAZIONI DI CARTOLARIZZAZIONE E DI CESSIONE DELLE ATTIVITA'

C.1 OPERAZIONI DI CARTOLARIZZAZIONE

Informazioni di natura qualitativa

Cartolarizzazioni proprie

Durante l'esercizio si è conclusa l'operazione di cartolarizzazione relativa a crediti in sofferenza effettuata dalla Capogruppo nell'esercizio 1999 con la società veicolo Perseo Finance S.r.l., cedendo la quasi totalità delle attività sottostanti nonché l'interessenza detenuta in tale società.
Alla data di chiusura dell'esercizio il Gruppo aveva in corso un'operazione di cartolarizzazione posta in essere dalla Capogruppo, relativa a mutui in "bonis", effettuata nel quarto trimestre dell'anno 2002 tramite gli Arrangers Banca IMI S.p.A. e BNP Paribas S.A. insieme a Finanziaria Internazionale S.p.A. e con società veicolo CR Firenze Mutui S.r.l.; tale operazione si è inserita in un contesto di attività volte a creare liquidità, ottenere un'equilibrata composizione del bilancio aziendale in presenza di una sostenuta crescita degli impieghi a medio-lungo termine e mantenere i ratios patrimoniali su margini adeguati rispetto ai minimi regolamentari. L'operazione ha riguardato un portafoglio di mutui ipotecari su immobili residenziali costituito da n. 8.968 operazioni erogate a n. 8.953 soggetti diversi per un ammontare complessivo in linea capitale di circa 509,0 milioni di euro, di cui circa 268,5 milioni di euro relativi a mutui a tasso fisso e circa 240,5 milioni di euro riferiti a mutui a tasso variabile, concessi per oltre il 99% in regioni del centro Italia ed aventi, alla data di cartolarizzazione, la seguente vita residua:

Vita residua (in anni)	Capitale	Composizione %	N. operazioni
0-2	0,4	0,08%	23
2-4	2,2	0,43%	66
4-6	46,5	9,13%	1.224
6-8	100,2	19,70%	2.355
8-10	31,7	6,23%	591
10-12	113,4	22,28%	1.869
12-14	77,0	15,14%	1.161
14-16	7,7	1,51%	112
16-18	74,9	14,71%	957
18-20	25,9	5,09%	307
20-22	0,4	0,08%	5
22-24	8,9	1,74%	90
24-26	0,9	0,17%	7
26-28	11,8	2,32%	127
28-30	7,1	1,39%	74
Totale	509,0	100,00%	8.968

A fronte dell'operazione in esame CR Firenze Mutui S.r.l., di cui il Gruppo detiene un'interessenza pari al 10%, ha pagato un corrispettivo, comprensivo della quota di rateo interessi maturata sui mutui ceduti alla data del 18 novembre 2002, pari a circa 512,8 milioni di euro ed ha emesso titoli per un ammontare complessivo di circa 521,0 milioni di euro, così suddivisi:

Classi	Importo emesso	Rendimento	Importo sottoscritto da Banca CR Firenze S.p.A.	Prezzo di sottoscrizione (in euro)	Prezzo di Bilancio (in euro)	Rating all'emissione
A1	51,3	Euribor a 3 mesi + 19 bp	-	100,00	-	AAA/Aaa/AAA
A2	425,6	Euribor a 3 mesi + 28 bp	-	100,00	-	AAA/Aaa/AAA
B	28,2	Euribor a 3 mesi + 75 bp	-	100,00	-	A/A2/A
C	7,7	Euribor a 3 mesi + 145 bp	-	100,00	-	BBB/Baa2/BBB
D	8,2	Variabile	8,2	100,00	95,74	-

Il rimborso dei titoli di ciascuna classe è subordinato al rimborso del capitale e degli interessi delle classi precedenti. Tutti i titoli hanno una scadenza convenzionale fissata nell'anno 2034, con la possibilità di rimborso anticipato anche pro-quota a partire dal luglio 2004, seguendo la subordinazione degli stessi. Alla data di chiusura dell'esercizio sono stati interamente rimborsati i titoli "A1" e parzialmente i titoli "A2", per circa 217,9 milioni di euro. In data 28 gennaio 2008 è stata rimborsata un'ulteriore tranche di titoli "A2" per circa 14,4 milioni di euro, riducendo l'ammontare di titoli "A2" in circolazione a circa 193 milioni di euro. Alla Capogruppo è demandata l'attività di "Servicing" dei mutui ceduti nel rispetto di una "Collection Policy"; per tale attività la Capogruppo percepisce e rileva tra le commissioni attive un compenso trimestrale denominato "Servicing fee", pari allo 0,50%

degli incassi, oltre ad una commissione aggiuntiva denominata "Additional servicing fee", da determinarsi di periodo in periodo e pari ad una percentuale del valore dei crediti gestiti e del rendimento dei titoli di classe "D".
Relativamente all'andamento dell'operazione, si rileva che alla data di chiusura dell'esercizio, in considerazione del valore residuo dei crediti cartolarizzati e degli impegni ancora in essere, si è proceduto ad operare una rettifica del valore dei titoli di classe "D" con imputazione a riserva da valutazione "AFS", per un importo pari a 0,3 milioni di euro. Per tali titoli viene svolta un'attività di monitoraggio trimestrale sull'andamento dell'operazione, in grado di rilevare la valutazione dei titoli di classe "D" inclusi nel portafoglio della Capogruppo.
Si precisa che nell'ambito dell'operazione in esame sono stati stipulati contratti di asset swap a copertura del rischio di tasso di CR Firenze Mutui S.r.l. il cui valore nozionale, alla data di chiusura dell'esercizio, risulta pari a 360,5 milioni di euro.
Si evidenzia infine che alla data di chiusura dell'esercizio era presente, all'interno della voce 150 "Altre attività", un importo pari a circa 4,2 milioni di euro relativo a crediti vantati dalla Capogruppo nei confronti della società veicolo per "additional servicing fee" ed interessi sui titoli di classe "D" in portafoglio della Capogruppo maturati ma non ancora incassati.

Si segnala inoltre la presenza di 3 operazioni di cartolarizzazione posta in essere da Centro Leasing Banca S.p.A. attraverso la costituzione dei veicoli Ponte Vecchio Finance S.r.l. e Ponte Vecchio Finance n.2 S.r.l. con la finalità di reperimento di mezzi finanziari per l'acquisizione di beni destinati a nuove locazioni.
In merito alla cartolarizzazione posta in essere attraverso il veicolo Ponte Vecchio Finance S.r.l si segnala che nel contratto di cessione è prevista al termine del periodo di revolving dei contratti di leasing una prelazione a favore di Centro Leasing Banca S.p.A. per il riacquisto del portafoglio ceduto che indica come prezzo di riacquisto dei crediti in bonis il valore nominale. Nel luglio 2007, dopo aver ottenuto dalla Banca d'Italia autorizzazione al riacquisto dei crediti, si è provveduto ad estinguere anticipatamente l'operazione riacquistando i crediti ed i titoli emessi dal veicolo ed alla loro contestuale estinzione. Dall'operazione è emerso una plusvalenza da riacquisto passività finanziarie per 4.472.320 euro.
In merito alla seconda cartolarizzazione posta in essere con Ponte Vecchio Finance n.2 S.r.l. si segnala che nel corso del 2005 sono stati ceduti i titoli junior sottostanti all'operazione.
Infine relativamente alla terza operazione di cartolarizzazione posta anch'essa in essere con il veicolo Ponte Vecchio Finance n.2 S.r.l. (seconda serie), si segnala che i titoli junior sottostanti all'operazione sono stati rimborsati nel dicembre 2006. Nel marzo 2007 è stata estinta anticipatamente l'operazione riacquistando il portafoglio residuo di crediti in base ad una perizia indipendente sul valore dei crediti residui. In sede di rimborso dei titoli junior, svalutati nel 2006 per 0,4 milioni di euro, si è creata una ripresa di valore di 0,2 milioni di euro, avendo incassato 4.728.000 euro a titolo di interessi sui titoli junior.

Cartolarizzazioni di terzi

Alla data di chiusura dell'esercizio il Gruppo aveva inoltre in portafoglio titoli riconducibili ad un'operazione di cartolarizzazione di terzi, legata al processo di privatizzazione realizzato dal MEF (Ministero Economia e Finanze) attraverso la vendita, la cartolarizzazione ed il conferimento di beni immobili a fondi comuni d'investimento immobiliare.
Il portafoglio cartolarizzato è stato stimato al momento del conferimento iniziale in 3,7 miliardi di euro, ma in considerazione dello sconto del 10% applicato al fondo comune d'investimento ("Fondo"), il trasferimento è avvenuto per un valore pari a 3,3 miliardi di euro.
Il Fondo ha emesso due classi di quote:
- classe "A" per un ammontare complessivo pari a 1,3 miliardi di euro;
- classe "B", per il residuo ammontare.

Lo scopo principale del Fondo è l'ottimizzazione del valore e del reddito a lungo termine del portafoglio attraverso un'efficace gestione degli immobili, che prevede un piano di manutenzione e successiva dismissione degli stessi.
Il portafoglio cartolarizzato può essere suddiviso in molteplici gruppi omogenei sia per le caratteristiche degli immobili che per la strategia di gestione più appropriata; alla data di chiusura dell'esercizio il Gruppo possedeva titoli di classe "A2" per un ammontare pari a circa 5 milioni di euro.

Informazioni di natura quantitativa

C.1.1 Esposizioni derivanti da operazioni di cartolarizzazione distinte per qualità delle attività sottostanti

[illegible]	[illegible]						[illegible]						[illegible]					
	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					[illegible]	[illegible]												
[illegible]																		
[illegible]					[illegible]	[illegible]												
[illegible]	[illegible]	[illegible]																
[illegible]																		
[illegible]	[illegible]	[illegible]																

C.1.2 Esposizioni derivanti dalle principali operazioni di cartolarizzazione "proprie" ripartite per tipologia di attività cartolarizzate e per tipologia di esposizioni

[illegible]	[illegible]						[illegible]						[illegible]					
	[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]		[illegible]	
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
[illegible]					[illegible]													
[illegible]																		
[illegible]					[illegible]													
[illegible]																		
[illegible]																		

C.1.3 Esposizioni derivanti dalle principali operazioni di cartolarizzazione di "terzi" ripartite per tipologia delle attività cartolarizzate e per tipo di esposizione

Tipologia attività cartolarizzate/Esposizioni	Esposizioni per cassa						Garanzie rilasciate						Linee di credito					
	Senior		Mezzanine		Junior		Senior		Mezzanine		Junior		Senior		Mezzanine		Junior	
	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Valore di bilancio	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore	Esposizione netta	(Rettifiche)/riprese di valore
A.1 FIP Funding 05/23 TV																		
- Patrimonio immobiliare dello Stato	5																	

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per tipologia di attività finanziaria e per tipologia

C.1.4 Esposizioni verso le cartolarizzazioni ripartite per portafoglio e per tipologia

Esposizione/portafoglio	Attività finanziarie detenute per negoziazione	Attività finanziarie fair value option	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti	31 dicembre 2007	31 dicembre 2006	variazioni
1. Esposizioni per cassa			13			13	31	-58,1%
- "Senior"			5			5	3	66,7%
- "Mezzanine"								
- "Junior"			8			8	33	-75,8%
2. Esposizioni fuori bilancio								
- "Senior"								
- "Mezzanine"								
- "Junior"								

C.1.5 Ammontare complessivo delle attività sottostanti ai titoli junior o ad altre forme di sostegno creditizio

Attività/Valori	Cartolarizzazioni tradizionali	Cartolarizzazioni sintetiche
A. Attività sottostanti proprie:	8	
A.1 Oggetto di integrale cancellazione	8	
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività	8	X
A.2 Oggetto di parziale cancellazione		
1. Sofferenze		X
2. Incagli		X
3. Esposizioni ristrutturate		X
4. Esposizioni scadute		X
5. Altre attività		X
A.3 Non cancellate		
1. Sofferenze		
2. Incagli		
3. Esposizioni ristrutturate		
4. Esposizioni scadute		
5. Altre attività		
B. Attività sottostanti di terzi:	5	
B.1 Sofferenze		
B.2 Incagli		
B.3 Esposizioni ristrutturate		
B.4 Esposizioni scadute		
B.5 Altre attività	5	

C.1.6 Interessenze in società veicolo

Denominazione	Sede legale	Interessenza %
CR Firenze Mutui S.r.l.	Conegliano Veneto	10,00%

C.1.7 Attività di servicer – incassi dei crediti cartolarizzati e rimborsi dei titoli emessi dalla società veicolo

Servicer	Società veicolo	Attività cartolarizzate (dato di fine periodo)		Incassi crediti realizzati nell'anno		Quota percentuale dei titoli rimborsati (dato di fine periodo)					
						Senior		Mezzanine		Junior	
		Deteriorate	In bonis	Deteriorate	In bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis	Attività deteriorate	Attività in bonis
Banca CR Firenze S.p.A.	CR Firenze Mutui S.r.l.	4	236		49		51,67%				
Centro Leasing Banca S.p.A.	Ponte Vecchio Finance S.r.l.			1	135		100,00%		100,00%	100,00%	100,00%
Centro Leasing Banca S.p.A.	Ponte Vecchio Finance S.r.l. n.2	10	65	2	74		85,80%		42,32%		
Centro Leasing Banca S.p.A.	Ponte Vecchio Finance S.r.l. n.2						100,00%		100,00%	100,00%	100,00%

C.1.8 Società veicolo appartenenti al gruppo bancario

Al 31 dicembre 2007 non erano presenti società veicolo appartenenti al Gruppo bancario.

C.2 OPERAZIONI DI CESSIONE

C.2.1 Attività finanziarie cedute non cancellate

Le attività finanziarie cedute e non cancellate soggette a rischio di credito sono riferibili ad operazioni di pronti contro termine effettuate con clientela e controparti bancarie.

Forme tecniche/Portafoglio	Attività finanziarie detenute per la negoziazione			Attività finanziarie valutate al fair value			Attività finanziarie disponibili per la vendita			Attività finanziarie detenute sino alla scadenza			Crediti verso banche			Crediti verso clientela			Totale
	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	A	B	C	
A. Attività per cassa																			
1. Titoli di debito							1.445												1.445
2. Titoli di capitale										X	X	X	X	X	X	X	X	X	
3. O.I.C.R.										X	X	X	X	X	X	X	X	X	
4. Finanziamenti																			
5. Attività deteriorate																			
B. Strumenti derivati				X	X	X	X	X	X	X	X	X	X	X	X	X	X	X	
Totale 31 dicembre 2007							1.445												1.445

Legenda:
A = attività finanziarie cedute rilevate per intero (valore di bilancio)
B = attività finanziarie cedute rilevate parzialmente (valore di bilancio)
C = attività finanziarie cedute rilevate parzialmente (intero valore)

C.2.2 Passività finanziarie a fronte di attività finanziarie cedute e non cancellate

Passività/Portafoglio attività	Attività finanziarie detenute per la negoziazione	Attività finanziarie valutate al fair value	Attività finanziarie disponibili per la vendita	Attività finanziarie detenute sino alla scadenza	Crediti verso banche	Crediti verso clientela	Totale
1. Debiti verso clientela			**1.306**				**1.306**
a) a fronte di attività rilevate per intero			1.306				1.306
b) a fronte di attività rilevate parzialmente							
2. Debiti verso banche			**371**				**371**
a) a fronte di attività rilevate per intero			371				371
b) a fronte di attività rilevate parzialmente							
Totale 31 dicembre 2007			**1.677**				**1.677**
Totale 31 dicembre 2006			**1.027**				**1.027**

D. MODELLI PER LA MISURAZIONE DEL RISCHIO DI CREDITO

1.2 RISCHI DI MERCATO

1.2.1 RISCHIO DI TASSO D'INTERESSE - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

La gestione dei rischi di mercato (rischio di tasso di interesse, rischio di prezzo e rischio di cambio) è regolato a livello di Gruppo dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Il controllo sui rischi finanziari è sia di natura preventiva, attuato mediante la definizione di un insieme di massimali operativi, sia di natura successiva, mediante l'applicazione di modelli statistico/matematici che misurano il rischio assunto.
Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Banca e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
Sulla base del Modello di Gruppo per l'Area Finanza, coerentemente con il dettato normativo di Vigilanza finalizzato ad accentrare sulla Capogruppo il controllo dei rischi e con l'obbiettivo di ottimizzare il rapporto costi/ricavi specifico delle singole banche, la titolarità e la gestione delle posizioni finanziarie discrezionali avvengono presso Banca CR Firenze S.p.A., nell'ambito delle facoltà delegate e con finalità di massimizzazione della redditività per livelli di rischio definiti.
Alla Capogruppo viene anche affidata l'operatività ordinaria sul mercato interbancario e la gestione integrata della liquidità, nonchè la mobilizzazione della riserva obbligatoria, con l'obbiettivo di contenere i rischi e ridurre i costi di aggiustamento.

B. Processi di gestione e metodi di misurazione del rischio di tasso d'interesse

Il rischio di tasso di interesse deriva dalle asimmetrie nelle scadenze, nelle tipologie e nei tempi di ridefinizione del tasso di interesse delle attività e delle passività della Capogruppo e si estrinseca nella valutazione dell'impatto che variazioni inattese nei tassi di interesse determinano sui profitti correnti e sul valore del patrimonio netto della banca.
L'attività di tesoreria della Capogruppo ha come obiettivo principale l'allocazione ottimale delle risorse finanziarie in eccesso.
Inoltre nella propria attività di negoziazione svolge il ruolo di "primary dealer" sul Mercato dei Titoli di Stato MTS per la categoria di titoli "government" e "repo" (pronti contro termine), e di "dealer" sul Mercato dei Depositi Interbancari MID e opera sui principali mercati regolamentati italiani per conto proprio o di terzi: nel primo caso con finalità di investimento, "trading" o arbitraggio, nel secondo caso con finalità di intermediazione con la clientela. Per quanto riguarda le attività di Borsa essa si avvale del tramite di SIM con collegamenti telematici e accessi assistiti al mercato sia interno che internazionale. L'operatività serale, anche per i principali mercati internazionali, viene garantita a servizio sia del "proprietary trading" sia della clientela, che vi accede attraverso i sistemi TOL (Trading On-Line), GSM e "Call-Center".
La Banca è attiva anche su mercati non regolamentati: nello specifico sul mercato dei cambi il sistema privilegiato è Reuters, per i titoli utilizza collegamenti telematici mediante canale Bloomberg, che permettono di veicolare ordini di clientela verso contributori disponibili alla trattazione.
L'operatività di negoziazione di prodotti finanziari innovativi o complessi riguarda essenzialmente contratti derivati di tipo IRS non quotati, ed è finalizzata in primo luogo alla copertura di rischi finanziari correlati all'emissione di prestiti obbligazionari strutturati ovvero all'intermediazione con clientela, in particolare per quanto riguarda strumenti di gestione del rischio di tasso.
La gestione del rischio di tasso d'interesse è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Il modello interno di calcolo considera la globalità delle posizioni assunte in bilancio e fuori bilancio, ma limitatamente alle attività fruttifere ed alle passività onerose. Per la gestione delle poste a vista, che rappresentano una quota significativa della raccolta e degli impieghi, è stata utilizzata anche una stima della vischiosità di repricing. A tale proposito, è iniziata un'attività di revisione della suddetta vischiosità alla luce delle recenti modificazioni normative relative alla variazione dei tassi sui conti correnti attivi e passivi della clientela da parte delle banche.
Il monitoraggio è effettuato mediante valutazione su base mensile di due livelli che rappresentano:

- variazione del margine atteso a 12 mesi, in considerazione di uno shift parallelo (negativo e positivo) pari all'1% della curva dei tassi di interesse: tale indicatore definisce il livello di esposizione del margine di interesse a variazioni dei tassi di mercato;
- variazione del valore economico della Banca, nel caso di shift parallelo (negativo e positivo) pari a 200 "basis points" della curva dei tassi d'interesse rispetto al Patrimonio di Vigilanza: tale indicatore definisce il grado di copertura del patrimonio aziendale rispetto ai rischi derivanti da variazioni dei tassi ed assume particolare rilievo in quanto è considerato fondamentale anche dal Nuovo Accordo di Basilea che prevede proprio un limite di riferimento del 2%.

I valori di detti indicatori sono riportati al Comitato Rischi, il quale valuta l'opportunità di definire azioni miranti a modificare la posizione di rischio.

Nel corso del 2008 sarà peraltro portato a termine il progetto di revisione del processo di determinazione del rischio di tasso di interesse sul portafoglio bancario.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: distribuzione per durata residua (data di riprezzamento) delle attività e delle passività finanziarie per cassa e derivati finanziari

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		149	23	25	8			
3.1 Con titolo sottostante		4	2	10	2			
- Opzioni		4	2	10	2			
+ posizioni lunghe		2	1	5	1			
+ posizioni corte		2	1	5	1			
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante		145	21	15	6			
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		145	21	15	6			
+ posizioni lunghe		100	10	9	4			
+ posizioni corte		45	11	6	2			

Valuta di denominazione: Lira Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		**66**	**1**					
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3 2 Senza titolo sottostante		66	1					
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		66	1					
+ posizioni lunghe		64	1					
+ posizioni corte		2						

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		9						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante		9						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		9						
+ posizioni lunghe								
+ posizioni corte		9						

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		26						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante		26						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		26						
+ posizioni lunghe		11						
+ posizioni corte		15						

Valuta di denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa								
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari		3						
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante		3						
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati		3						
+ posizioni lunghe		1						
+ posizioni corte		2						

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		2	3	10	6		35	
1.1 Titoli di debito		2	3	10	6		35	
- con opzione di rimborso anticipato		2	3	10	6		35	
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari	282	3.647	1.697	811	3.186	1.460	190	
3.1 Con titolo sottostante	247	6	4	12	4		104	
- Opzioni		4	2	10	4			
+ posizioni lunghe		2	1	5	2			
+ posizioni corte		2	1	5	2			
- Altri derivati	247	2	2	2			104	
+ posizioni lunghe	194	1	1	1			47	
+ posizioni corte	53	1	1	1			57	
3.2 Senza titolo sottostante	35	3.641	1.693	799	3.182	1.460	86	
- Opzioni		915	236	41	695	440	8	
+ posizioni lunghe		459	118	21	346	220	8	
+ posizioni corte		456	118	20	349	220		
- Altri derivati	35	2.726	1.457	758	2.487	1.020	78	
+ posizioni lunghe	1	1.239	708	378	1.183	504	39	
+ posizioni corte	34	1.487	749	380	1.304	516	39	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di tasso di interesse" della presente Sezione.

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	14	13	1	1	1			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	12	3						
1.3 Finanziamenti a clientela	2	10	1	1	1			
- c/c	1							
- altri finanziamenti	1	10	1	1	1			
- con opzione di rimborso anticipato								
- altri	1	10	1	1	1			
2. Passività per cassa	3	10						
2.1 Debiti verso clientela	3							
- c/c	3							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		10						
- c/c								
- altri debiti		10						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Corona Danese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	2	1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	2							
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	2							
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	2							
- c/c								
- altri debiti	2							
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		2	3	10	6		35	
1.1 Titoli di debito		2	3	10	6		35	
- con opzione di rimborso anticipato		2	3	10	6		35	
- altri								
1.2 Altre attività								
2. Passività per cassa								
2.1 P.C.T. passivi								
2.2 Altre passività								
3. Derivati finanziari	282	3.647	1.697	811	3.186	1.460	190	
3.1 Con titolo sottostante	247	6	4	12	4		104	
- Opzioni		4	2	10	4			
+ posizioni lunghe		2	1	5	2			
+ posizioni corte		2	1	5	2			
- Altri derivati	247	2	2	2			104	
+ posizioni lunghe	194	1	1	1			47	
+ posizioni corte	53	1	1	1			57	
3.2 Senza titolo sottostante	35	3.641	1.693	799	3.182	1.460	86	
- Opzioni		915	236	41	695	440	8	
+ posizioni lunghe		459	118	21	346	220	8	
+ posizioni corte		456	118	20	349	220		
- Altri derivati	35	2.726	1.457	758	2.487	1.020	78	
+ posizioni lunghe	1	1.239	708	378	1.183	504	39	
+ posizioni corte	34	1.487	749	380	1.304	516	39	

2. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di tasso di interesse" della presente Sezione.

1.2.2 RISCHIO DI TASSO DI INTERESSE - PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, procedure di gestione e metodi di misurazione del rischio di tasso di interesse

Come descritto in precedenza, la gestione del rischio di tasso di interesse è normata dal "Regolamento per la gestione dei rischi finanziari e del rischio di controparte".
Le metodologie utilizzate per la misurazione del rischio di tasso di interesse sul portafoglio bancario sono le stesse di quelle previste per il portafoglio di negoziazione di vigilanza e pertanto per una loro descrizione si rimanda al punto B) della Sezione 2.1.

B. Attività di copertura del fair value

Si definisce una copertura di fair value una copertura dell'esposizione alle variazioni di fair value di un'attività o passività rilevata o un impegno irrevocabile non iscritto, o una parte identificata di tale attività, passività o impegno irrevocabile, che è attribuibile ad un rischio particolare e che potrebbe influenzare il conto economico. La Capogruppo ha sottoposto a copertura di fair value le emissioni obbligazionarie a tasso fisso (del tipo "plain" o "step up") e quelle che prevedono un minimo garantito. A fronte delle suddette emissioni sono stati stipulati degli IRS non quotati, che scambiano i tassi fissi con i tassi variabili.
Non sussitono operazioni di copertura generica (la cosidetta "macro-hedging").

C. Attività di copertura dei flussi finanziari

L'attività di copertura del "cash flow hedge" viene svolta esclusivamente dalla controllata Centro Leasing Banca S.p.A. e viene svolta in riferimento sia ai finanziamenti ricevuti che all'obbligazione subordinata emessa.
La strategia di copertura consiste nel "trasformare" parte dei finanziamenti ricevuti e regolati a tassi variabili (euribor 3 mesi) in tassi fissi da contrapporre all'ammontare degli impieghi regolati a tassi fissi; con tale metodologia viene mitigato il rischio di tasso di interesse e viene consolidato uno spread di remunerazione pari alla differenza di tasso fra l'impiego a tasso fisso ed il costo del funding sempre a tasso fisso. A tale scopo vengono utilizzati contratti derivati di tipo plain vanilla (IRS) sia del tipo bullet che amortizing.
Analoga finalità viene perseguita mediante contratti CAPS e COLLARS per mitigare gli effetti della trasformazione a tasso fisso degli impieghi, in determinati range di tasso, derivante dall'attivazione di particolari clausole inserite nei contratti di leasing.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: distribuzione per durata residua (per data di riprezzamento) delle attività e delle passività finanziarie

Valuta di denominazione: Dollaro USA

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	43	102	5					
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	35	11	2					
1.3 Finanziamenti a clientela	8	91	3					
- c/c	1							
- altri finanziamenti	7	91	3					
- con opzione di rimborso anticipato								
- altri	7	91	3					
2. Passività per cassa	123	81	2					
2.1 Debiti verso clientela	68							
- c/c	68							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	55	81	2					
- c/c	23							
- altri debiti	32	81	2					
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Lira Sterlina Regno Unito

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	5	5						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	5							
1.3 Finanziamenti a clientela		5						
- c/c								
- altri finanziamenti		5						
- con opzione di rimborso anticipato								
- altri		5						
2. Passività per cassa	47	26						
2.1 Debiti verso clientela	4							
- c/c	4							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	43	26						
- c/c	3							
- altri debiti	40	26						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Franco Svizzero

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	14	13	1	1	1			
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	12	3						
1.3 Finanziamenti a clientela	2	10	1	1	1			
- c/c	1							
- altri finanziamenti	1	10	1	1	1			
- con opzione di rimborso anticipato								
- altri	1	10	1	1	1			
2. Passività per cassa	3	10						
2.1 Debiti verso clientela	3							
- c/c	3							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		10						
- c/c								
- altri debiti		10						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Corona Danese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	2	1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	2							
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa	2							
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	2							
- c/c								
- altri debiti	2							
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Dollaro Canadese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	1	1						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	1							
1.3 Finanziamenti a clientela		1						
- c/c								
- altri finanziamenti		1						
- con opzione di rimborso anticipato								
- altri		1						
2. Passività per cassa		1						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		1						
- c/c								
- altri debiti		1						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Yen Giapponese

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	17	5	1					
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	16							
1.3 Finanziamenti a clientela	1	5	1					
- c/c								
- altri finanziamenti	1	5	1					
- con opzione di rimborso anticipato								
- altri	1	5	1					
2. Passività per cassa	14	4						
2.1 Debiti verso clientela	12							
- c/c	12							
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche	2	4						
- c/c	2							
- altri debiti		4						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Dollaro Australiano

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	1							
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche	1							
1.3 Finanziamenti a clientela								
- c/c								
- altri finanziamenti								
- con opzione di rimborso anticipato								
- altri								
2. Passività per cassa								
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche								
- c/c								
- altri debiti								
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Nuovo leu

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa		8						
1.1 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
1.2 Finanziamenti a banche								
1.3 Finanziamenti a clientela		8						
- c/c								
- altri finanziamenti		8						
- con opzione di rimborso anticipato								
- altri		8						
2. Passività per cassa		8						
2.1 Debiti verso clientela								
- c/c								
- altri debiti								
- con opzione di rimborso anticipato								
- altri								
2.2 Debiti verso banche		8						
- c/c								
- altri debiti		8						
2.3 Titoli di debito								
- con opzione di rimborso anticipato								
- altri								
2.4 Altre passività								
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari								
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								

Valuta di denominazione: Euro

Tipologia/Durata residua	a vista	fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	da oltre 5 anni fino a 10 anni	oltre 10 anni	durata indeterminata
1. Attività per cassa	**13.100**	**2.693**	**331**	**384**	**1.957**	**887**	**1.134**	**250**
1.1 Titoli di debito	2	46	57	83	1.037	472	453	2
- con opzione di rimborso anticipato		46	57	83	1.037	472	453	
- altri	2							2
1.2 Finanziamenti a banche	974	1.047	123	161	274	10		94
1.3 Finanziamenti a clientela	12.124	1.600	151	140	646	405	681	154
- c/c	2.612							
- altri finanziamenti	9.512	1.600	151	140	646	405	681	154
- con opzione di rimborso anticipato	7.870	1.551	112	130	645	405	675	
- altri	1.642	49	39	10	1		6	154
2. Passività per cassa	**10.699**	**5.663**	**1.482**	**1.251**	**731**	**59**	**7**	
2.1 Debiti verso clientela	10.380	1.204	101	2				
- c/c	9.816							
- altri debiti	564	1.204	101	2				
- con opzione di rimborso anticipato								
- altri	564	1.204	101	2				
2.2 Debiti verso banche	307	1.607	4		44	27	6	
- c/c	36							
- altri debiti	271	1.607	4		44	27	6	
2.3 Titoli di debito	12	2.852	1.377	1.249	687	32	1	
- con opzione di rimborso anticipato		964	163					
- altri	12	1.888	1.214	1.249	687	32	1	
2.4 Altre passività	-							
- con opzione di rimborso anticipato								
- altre								
3. Derivati finanziari	**75**	**1.244**	**1.235**	**289**	**1.729**		**4**	
3.1 Con titolo sottostante								
- Opzioni								
+ posizioni lunghe								
+ posizioni corte								
- Altri derivati								
+ posizioni lunghe								
+ posizioni corte								
3.2 Senza titolo sottostante	75	1.244	1.235	289	1.729		4	
- Opzioni			2	13	9		4	
+ posizioni lunghe			1		9		4	
+ posizioni corte			1	13				
- Altri derivati	75	1.244	1.233	276	1.720			
+ posizioni lunghe		126	198	238	1.712			
+ posizioni corte	75	1.118	1.035	38	8			

2. Portafoglio bancario: modelli interni e altre metodologie per l'analisi di sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di tasso d'interesse" della Sezione 2.1.

1.2.3 RISCHIO DI PREZZO - PORTAFOGLIO DI NEGOZIAZIONE DI VIGILANZA

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali

Il rischio di prezzo rappresenta il rischio di perdite in conto capitale su attività di natura finanziarie quotate o comunque assimilate a strumenti quotati a seguito di oscillazioni del corso dei valori mobiliari o per fattori risalenti alla specifica situazione dell'emittente.

B. Processi di gestione e metodi di misurazione del rischio di prezzo

Lo strumento utilizzato dalla Gruppo Banca CR Firenze per la misurazione del rischio di prezzo sulle posizioni di trading è il VaR (Value at Risk) parametrico, che individua la massima variazione di valore di uno strumento o portafoglio finanziario in un determinato periodo di tempo con un certo livello di probabilità (intervallo di confidenza). Il modello utilizzato è il VaR cosiddetto di varianza/covarianza con intervallo di confidenza del 99% e periodo di riferimento pari a 10 giorni. Le informazioni sulle correlazioni tra i vari strumenti finanziari sono reperite da provider specializzati esterni.
La determinazione del VaR, per tenere in debita considerazione gli effetti di correlazione tra i fattori di rischio, avviene sulla globalità dei titoli di debito e di capitale di proprietà, a prescindere dalla loro natura contabile (AFS oppure HFT), con l'esclusione delle partecipazioni.
I limiti al rischio di prezzo sono espressi in termini di:
- limite di VaR giornaliero, calcolato in percentuale rispetto alla somma di Tier 1 e Tier 2; indica se il capitale della banca (individuato come somma di Tier 1 e Tier 2) è in grado di fronteggiare un periodo di andamento sfavorevole dei corsi e/o dei prezzi dei titoli;
- limite di stop loss strategico: rappresenta la perdita annua ritenuta accettabile sulle posizioni aperte in titoli e in derivati.

La misura del VaR deve essere effettuata sugli strumenti detenuti nel portafoglio gestito dalla Direzione Finanza (trading book). Nella considerazione che il VaR non esaurisca completamente il controllo sui rischi di prezzo (al momento non sono monitorati con questa tecnica i derivati e il rischio di controparte), tale controllo viene esercitato in forma preventiva anche attraverso la definizione di massimali operativi.
Per una visione andamentale del VaR del Gruppo nel corso dell'esercizio 2007 si rimanda al relativo grafico contenuto nella Relazione sulla gestione.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio di negoziazione di vigilanza: esposizioni per cassa in titoli di capitale e O.I.C.R.

Tipologia esposizioni/Valori	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**6**	
A.1 Azioni	6	
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**5**	
B.1 Di diritto italiano		
- armonizzati aperti		
- non armonizzati aperti		
- chiusi		
- riservati		
- speculativi		
B.2 Di altri Stati UE		
- armonizzati	5	
- non armonizzati aperti		
- non armonizzati chiusi		
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**11**	

2. Portafoglio di negoziazione di vigilanza: distribuzione delle esposizioni in titoli di capitale e indici azionari per i principali Paesi del mercato di quotazione

Tipologia operazioni/Indice quotazione	Quotati	Non quotati
	Italia	
A. Titoli di capitale	**11**	
- posizioni lunghe	11	
- posizioni corte		
B. Compravendite non ancora regolate su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
C. Altri derivati su titoli di capitale		
- posizioni lunghe		
- posizioni corte		
D. Derivati su indici azionari		
- posizioni lunghe		
- posizioni corte		

3. Portafoglio di negoziazione di vigilanza: modelli interni e altre metodologie di analisi della sensitività

L'argomento è stato trattato al punto B) "Processi di gestione e metodi di misurazione del rischio di prezzo" della presente Sezione.

1.2.4 RISCHIO DI PREZZO - PORTAFOGLIO BANCARIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di prezzo

B. Attività di copertura del rischio di prezzo

Il rischio di prezzo sul portafoglio bancario viene calcolato tramite la misurazione del valore economico di ogni singola banca (vedere in proposito la Sezione 1.2.2 "Rischio di tasso di interesse – portafoglio bancario" nella presente Parte E).

INFORMAZIONI DI NATURA QUANTITATIVA

1. Portafoglio bancario: esposizioni per cassa in titoli di capitale e O.I.C.R.

Voci	Valore di bilancio	
	Quotati	Non quotati
A. Titoli di capitale	**3**	**1.289**
A.1 Azioni	3	1.289
A.2 Strumenti innovativi di capitale		
A.3 Altri titoli di capitale		
B. O.I.C.R.	**84**	**7**
B.1 Di diritto italiano		
- armonizzati aperti	40	
- non armonizzati aperti		
- chiusi	15	
- riservati	6	
- speculativi	15	4
B.2 Di altri Stati UE		
- armonizzati		3
- non armonizzati aperti	3	
- non armonizzati chiusi	5	
B.3 Di Stati non UE		
- aperti		
- chiusi		
Totale	**87**	**1.296**

2. Portafoglio bancario: modelli interni e altre metodologie di analisi della sensitività

Come già precisato al punto B) "Processi di gestione e metodi di misurazione del rischio di prezzo" della Sezione 2.3 la Capogruppo utilizza lo strumento del VaR limitatamente al portafoglio di negoziazione di vigilanza e non applica alcuna metodologia per l'analisi di sensitività al rischio di prezzo sul portafoglio bancario.

1.2.5 RISCHIO DI CAMBIO

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di cambio

B. Attività di copertura del rischio di cambio

Il rischio di cambio rappresenta il rischio che oscillazioni dei tassi di cambio generino differenze tra il valore di una attività/passività rispetto a quanto tempo per tempo riportato nelle scritture contabili.
Anche la gestione del rischio di cambio è normata dal già citato "Regolamento per la gestione dei rischi finanziari e del rischio di controparte" ed è affidato alla Direzione Finanza della Capogruppo che svolge attività di negoziazione, copertura e intermediazione nell'ambito di specifici massimali operativi di importo contenuto sia per le attività e le passività finanziarie in valuta, sia in conto proprio che in contropartita di operazioni della clientela.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione per valuta di denominazione delle attività, delle passività e dei derivati

Voci	Valute					
	Dollari USA	Sterline	Yen	Dollari canadesi	Franchi svizzeri	Altre valute
A. Attività finanziarie	**149**	**10**	**22**	**1**	**31**	**13**
A.1 Titoli di debito						
A.2 Titoli di capitale	1					
A.3 Finanziamenti a banche	48	5	16		15	4
A.4 Finanziamenti a clientela	100	5	6	1	16	9
A.5 Altre attività finanziarie						
B. Altre attività	**3**	**1**				**1**
C. Passività finanziarie	**204**	**73**	**18**	**1**	**22**	**10**
C.1 Debiti verso banche	136	69	6	1	19	10
C.2 Debiti verso clientela	68	4	12		3	
C.3 Titoli di debito						
D. Altre passività	**3**					
E. Derivati finanziari	**211**	**66**	**26**		**9**	**4**
- Opzioni	19					
+ posizioni lunghe	9					
+ posizioni corte	10					
- Altri derivati	192	66	26		9	4
+ posizioni lunghe	125	64	11			1
+ posizioni corte	67	2	15		9	3
Totale attività	**286**	**75**	**33**	**1**	**31**	**15**
Totale passività	**284**	**75**	**33**	**1**	**31**	**13**
Sbilancio (+/-)	**2**					**2**

2. Modelli interni e altre metodologie per l'analisi della sensitività

Non esiste alcuna metodologia interna per la suddetta analisi.

1.2.6 GLI STRUMENTI FINANZIARI DERIVATI

A. DERIVATI FINANZIARI

A.1 Portafoglio di negoziazione di vigilanza: valori nozionali di fine periodo e medi

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		3.599								3.599		3.735		-3,6%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap		360								360		394		-8,6%
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap		1.838								1.838		1.697		8,3%
- acquistate		948								948		843		12,5%
- emesse		890								890		854		4,2%
10. Opzioni floor		154								154		322		-52,2%
- acquistate		91								91		250		-63,6%
- emesse		63								63		72		-12,5%
11. Altre opzioni		2.630				40				2.670		1.846		44,6%
- acquistate		1.315				20				1.335		866		54,2%
- plain vanilla		470				14				484		51		849,0%
- esotiche		845				6				851		815		4,4%
- emesse		1.315				20				1.335		980		36,2%
- plain vanilla		470				14				484		165		193,3%
- esotiche		845				6				851		815		4,4%
12. Contratti a termine	114	217	4			245			118	462	722	181	-83,7%	155,2%
- acquisti	52	164	1			161			53	325	407	36	-87,0%	802,8%
- vendite	62	53	3			55			65	108	315	94	-79,4%	14,9%
- valute contro valute						29				29		51		-43,1%
13. Altri contratti derivati														
Totale	114	8.798	4			285			118	9.083	722	8.175	-83,7%	11,1%
Valori medi	405	8.362	16	10		258			420	8.629	382	8.601	9,9%	0,3%

A.2 Portafoglio bancario: valori nozionali di fine periodo e medi

A.2.1 Di copertura

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap		2.432								2.432		1.741		39,7%
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		246								246		280		-12,1%
- acquistate		246								246		280		-12,1%
- plain vanilla		246								246		280		-12,1%
- esotiche														
- emesse														
- plain vanilla														
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		2.678								2.678		2.021		32,5%
Valori medi		2.350								2.350		2.301		2,1%

Nella presente tabella sono esposti i valori nozionali dei contratti derivati stipulati per la copertura di emissioni obbligazionarie. In particolare, la tabella include *interst rate swap* e le opzioni implicite negli stessi.

A.2.2 Altri derivati

Tipologia derivati/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
1. Forward rate agreement														
2. Interest rate swap														
3. Domestic currency swap														
4. Currency i.r.s.														
5. Basis swap														
6. Scambi di indici azionari														
7. Scambi di indici reali														
8. Futures														
9. Opzioni cap														
- acquistate														
- emesse														
10. Opzioni floor														
- acquistate														
- emesse														
11. Altre opzioni		246								246		280		-12,1%
- acquistate														
- plain vanilla														
- esotiche														
- emesse		246								246		280		-12,1%
- plain vanilla		246								246		280		-12,1%
- esotiche														
12. Contratti a termine														
- acquisti														
- vendite														
- valute contro valute														
13. Altri contratti derivati														
Totale		**246**								**246**		**280**		**-12,1%**
Valori medi		**263**								**263**		**341**		**-22,9%**

A.3 Derivati finanziari: acquisto e vendita dei sottostanti

Tipologia operazioni/Sottostanti	Titoli di debito e tassi di interesse		Titoli di capitale e indici azionari		Tassi di cambio e oro		Altri valori		31 dicembre 2007		31 dicembre 2006		variazioni %	
	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati	Quotati	Non quotati
A. Portafoglio di negoziazione di vigilanza:	**114**	**8.798**	**4**			**285**			**118**	**9.083**	**722**	**8.175**	**-83,7%**	**11,1%**
1. Operazioni con scambio di capitali	114	1.138	4			285			118	1.423	722	297	-83,7%	379,1%
- acquisti	52	625	1			181			53	806	407	99	-87,0%	714,1%
- vendite	62	513	3			75			65	588	315	147	-79,4%	300,0%
- valute contro valute						29				29		51		-43,1%
2. Operazioni senza scambio di capitali		7.660								7.660		7.878		-2,8%
- acquisti		4.109								4.109		4.079		0,7%
- vendite		3.551								3.551		3.799		-6,5%
- valute contro valute														
B. Portafoglio bancario:		**2.924**								**2.924**		**2.301**		**27,1%**
B.1 Di copertura		2.678								2.678		2.021		32,5%
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		2.678								2.678		2.021		32,5%
- acquisti		2.678								2.678		2.021		32,5%
- vendite														
- valute contro valute														
B.2 Altri derivati		246								246		280		-12,1%
1. Operazioni con scambio di capitali														
- acquisti														
- vendite														
- valute contro valute														
2. Operazioni senza scambio di capitali		246								246		280		-12,1%
- acquisti														
- vendite		246								246		280		-12,1%
- valute contro valute														

A.4 Derivati finanziari "over the counter": fair value positivo – rischio di controparte

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	15		7	1			1							
A.4 Società finanziarie														
A.5 Assicurazioni														
A.6 Imprese non finanziarie	9		7							2				
A.7 Altri soggetti														
Totale A 31 dicembre 2007	**24**		**14**	**1**			**1**			**2**				
Totale A 31 dicembre 2006	**27**		**4**	**2**			**2**			**4**				
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	11		3	21		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2007	**11**		**3**	**21**		**1**								
Totale B 31 dicembre 2006	**7**		**3**	**18**		**1**								

A.5 Derivati finanziari "over the counter": fair value negativo – rischio finanziario

Controparti/Sottostanti	Titoli di debito e tassi di interesse			Titoli di capitale e indici azionari			Tassi di cambio e oro			Altri valori			Sottostanti differenti	
	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Lordo non compensato	Lordo compensato	Esposizione futura	Compensato	Esposizione futura
A. Portafoglio di negoziazione di vigilanza:														
A.1 Governi e Banche Centrali														
A.2 Enti pubblici														
A.3 Banche	21		4	1			1			2				
A.4 Società finanziarie														
A.5 Assicurazioni	10													
A.6 Imprese non finanziarie														
A.7 Altri soggetti														
Totale A 31 dicembre 2007	**31**		**4**	**1**			**1**			**2**				
Totale A 31 dicembre 2006	**30**		**3**				**1**			**3**				
B. Portafoglio bancario:														
B.1 Governi e Banche Centrali														
B.2 Enti pubblici														
B.3 Banche	36		4	21		1								
B.4 Società finanziarie														
B.5 Assicurazioni														
B.6 Imprese non finanziarie														
B.7 Altri soggetti														
Totale B 31 dicembre 2007	**36**		**4**	**21**		**1**								
Totale B 31 dicembre 2006	**29**		**2**	**17**		**1**								

A.6 Vita residua dei derivati finanziari "over the counter": valori nozionali"

Sottostanti/Vita residua	Fino a 1 anno	Oltre 1 anno e fino a 5 anni	Oltre 5 anni	Totale
A. Portafoglio di negoziazione di vigilanza	**5.429**	**2.452**	**1.320**	**9.201**
A.1 Derivati finanziari su titoli di debito e tassi d'interesse	1.255	2.441	1.320	5.016
A.2 Derivati finanziari su titoli di capitale e indici azionari	3.900			3.900
A.3 Derivati finanziari su tassi di cambio e oro	274	11		285
A.4 Derivati finanziari su altri valori				
B. Portafoglio bancario	**595**	**2.247**	**82**	**2.924**
B.1 Derivati finanziari su titoli di debito e tassi d'interesse	595	2.247	82	2.924
B.2 Derivati finanziari su titoli di capitale e indici azionari				
B.3 Derivati finanziari su tassi di cambio e oro				
B.4 Derivati finanziari su altri valori				
Totale 31 dicembre 2007	**6.024**	**4.699**	**1.402**	**12.125**

1.3 RISCHIO DI LIQUIDITA'

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio di liquidità

Il rischio di liquidità si riferisce agli effetti negativi derivanti da sfasamenti tra entrate e uscite monetarie. Il controllo del profilo di liquidità strutturale, che viene gestito dalla Capogruppo in un'ottica integrata di Gruppo, ha lo scopo di valutare l'equilibrio nella struttura per scadenze e si fonda sul calcolo dei "gap" per scadenza, integrato dall'analisi dei flussi con clientela e dalle proiezioni previsionali legate ai fattori strategici aziendali e a quelli stagionali di mercato. Nell'attività di tesoreria tale rischio riguarda gli impegni in entrata e in uscita sul mercato interbancario e verso la banca centrale e i contestuali adempimenti nell'ambito del sistema dei pagamenti. Tale rischio viene monitorato e gestito armonizzando i flussi di tesoreria, sotto il profilo del "mismatch" dimensionale e reddituale con attenzione ad un pronto adeguamento alle condizioni di mercato, utilizzando strumenti operativi specifici per il monitoraggio dei mercati e del sistema di regolamento lordo ed analisi previsionali mirate, che offrono un quadro di riferimento completo per le strategie; inoltre il "mismatch", calcolato per classi di scadenza media delle poste attive e passive, viene armonizzato in base alle aspettative sui tassi e sui cambi.

INFORMAZIONI DI NATURA QUANTITATIVA

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Dollaro USA

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**36**	**7**	**4**	**11**	**64**	**3**			
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.	1								
A.5 Finanziamenti	35	7	4	11	64	3			
- banche	29	5		1	5	2			
- clientela	6	2	4	10	59	1			
Passività per cassa	**103**	**9**		**26**	**42**				
B.1 Depositi	103	9		21	3				
- banche	41	9		21	3				
- clientela	62								
B.2 Titoli di debito									
B.3 Altre passività				5	39				
Operazioni "fuori bilancio"		**86**	**11**	**14**	**40**	**24**	**26**	**8**	
C.1 Derivati finanziari con scambio di capitale		86	11	14	40	24	26	8	
- Posizioni lunghe		69	9	5	21	11	14	5	
- Posizioni corte		17	2	9	19	13	12	3	
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Lira Sterlina Regno Unito

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**5**		**5**						
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	5		5						
- banche	5								
- clientela			5						
Passività per cassa	**47**		**2**	**21**	**3**				
B.1 Depositi	47		2	21	3				
- banche	43		2	21	3				
- clientela	4								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**43**		**22**		**1**			
C.1 Derivati finanziari con scambio di capitale		**43**		**22**		**1**			
- Posizioni lunghe		41		22		1			
- Posizioni corte		2							
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Franco Svizzero

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**14**		**1**	**3**	**9**		**1**	**1**	
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	14		1	3	9		1	1	
- banche	12				2				
- clientela	2		1	3	7		1	1	
Passività per cassa	**11**		**10**						
B.1 Depositi	11		10						
- banche	8		10						
- clientela	3								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**2**	**7**						
C.1 Derivati finanziari con scambio di capitale		2	7						
- Posizioni lunghe									
- Posizioni corte		2	7						
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Corona Danese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**2**			**1**					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	2			1					
- banche	2								
- clientela				1					
Passività per cassa	**2**								
B.1 Depositi	2								
- banche	2								
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- Posizioni lunghe									
- Posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Dollaro Canadese

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa					**1**				
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti					1				
- banche									
- clientela					1				
Passività per cassa			**1**						
B.1 Depositi			1						
- banche			1						
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziari con scambio di capitale									
- posizioni lunghe									
- posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- posizioni lunghe									
- posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- posizioni lunghe									
- posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Yen Giapponese

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**17**		**1**		**3**	**1**			
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	17		1		3	1			
- banche	16								
- clientela	1		1		3	1			
Passività per cassa	**14**	**4**							
B.1 Depositi	14	4							
- banche	2	4							
- clientela	12								
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"		**23**	**1**	**2**					
C.1 Derivati finanziari con scambio di capitale		23	1	2					
- Posizioni lunghe		11							
- Posizioni corte		12	1	2					
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Dollaro Australiano

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**1**								
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti	1								
- banche	1								
- clientela									
Passività per cassa									
B.1 Depositi									
- banche									
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"					**3**	**1**			
C.1 Derivati finanziari con scambio di capitale					3	1			
- Posizioni lunghe					1				
- Posizioni corte					2	1			
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Nuovo Leu

Voci/Scaglioni temporali	a vista	da oltre 1 giorno a 7 giorni	da oltre 7 giorni a 15 giorni	da oltre 15 giorni a 1 mese	da oltre 1 mese fino a 3 mesi	da oltre 3 mesi fino a 6 mesi	da oltre 6 mesi fino a 1 anno	da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa				8					
A.1 Titoli di Stato									
A.2 Titoli di debito quotati									
A.3 Altri titoli di debito									
A.4 Quote O.I.C.R.									
A.5 Finanziamenti				8					
- banche									
- clientela				8					
Passività per cassa				8					
B.1 Depositi				8					
- banche				8					
- clientela									
B.2 Titoli di debito									
B.3 Altre passività									
Operazioni "fuori bilancio"									
C.1 Derivati finanziar. con scambio di capitale									
- posizioni lunghe									
- posizioni corte									
C.2 Depositi e finanziamenti da ricevere									
- posizioni lunghe									
- posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- posizioni lunghe									
- posizioni corte									

1. Distribuzione temporale per durata residua contrattuale delle attività e passività finanziarie – Valuta di denominazione: Euro

Voci/Scaglioni temporali	a vista	Da oltre 1 giorno a 7 giorni	Da oltre 7 giorni a 15 giorni	Da oltre 15 giorni a 1 mese	Da oltre 1 mese fino a 3 mesi	Da oltre 3 mesi fino a 6 mesi	Da oltre 6 mesi fino a 1 anno	Da oltre 1 anno fino a 5 anni	Oltre 5 anni
Attività per cassa	**4.928**	**585**	**145**	**638**	**1.374**	**823**	**1.463**	**4.888**	**5.975**
A.1 Titoli di Stato					25	57	15	804	728
A.2 Titoli di debito quotati						2	71	44	431
A.3 Altri titoli di debito							2		26
A.4 Quote O.I.C R.	148								
A.5 Finanziamenti	4.780	585	145	638	1.349	764	1.375	4.040	4.790
- banche	592	83	37	383	544	176	552	313	10
- clientela	4.188	502	108	255	805	588	823	3.727	4.780
Passività per cassa	**10.716**	**649**	**314**	**988**	**1.278**	**523**	**335**	**4.171**	**939**
B.1 Depositi	9.449	321	165	347	410	2	4	1	
- banche	320	321	165	348	410	2			
- clientela	10.363			4	4	2	4	1	
B.2 Titoli di debito	18	26	16	55	309	413	330	4.127	906
B.3 Altre passività	15	302	132	581	556	105	1	44	33
Operazioni "fuori bilancio"		**112**	**11**	**39**	**44**	**223**	**26**	**890**	**75**
C.1 Derivati finanziari con scambio di capitale		**111**	**6**	**39**	**44**	**202**	**26**	**890**	**74**
- Posizioni lunghe		12	7	11	22	180	12	444	33
- Posizioni corte		100	5	28	22	43	14	446	42
C.2 Depositi e finanziamenti da ricevere									
- Posizioni lunghe									
- Posizioni corte									
C.3 Impegni irrevocabili a erogare fondi									
- Posizioni lunghe									
- Posizioni corte									

2. *Distribuzione settoriale delle passività finanziarie*

Esposizioni/Controparti	Governi e Banche Centrali	Altri enti pubblici	Società finanziarie	Imprese di assicurazione	Imprese non finanziarie	Altri soggetti
1. Debiti verso clientela	14	287	756	6	3.276	7.641
2. Titoli in circolazione			628		114	4.235
3. Passività finanziarie di negoziazione			1		23	10
4. Passività finanziarie al fair value						889
Totale 31 dicembre 2007	**14**	**287**	**1.385**	**6**	**3.413**	**12.775**
Totale 31 dicembre 2006	**12**	**186**	**696**	**13**	**3.291**	**11.426**

3. *Distribuzione territoriale delle passività finanziarie*

Esposizioni/Controparti	Italia	Altri Paesi europei	America	Asia	Resto del mondo
1. Debiti verso clientela	11.784	175	15	2	4
2. Debiti verso banche	3.794	410			77
3. Titoli in circolazione	6.084	452			
4. Passività finanziarie di negoziazione	43	13			
5. Passività finanziarie al fair value	889				
Totale 31 dicembre 2007	**22.594**	**1.050**	**15**	**2**	**81**
Totale 31 dicembre 2006	**17.188**	**527**	**20**	**2**	**88**

1.4 RISCHI OPERATIVI

INFORMAZIONI DI NATURA QUALITATIVA

A. Aspetti generali, processi di gestione e metodi di misurazione del rischio operativo

Il rischio operativo è rappresentato dal rischio di perdita derivante da errori, infrazioni, interruzioni o da qualsiasi danno riconducibile a processi interni, persone, sistemi informativi o eventi sfavorevoli esterni. Errori nell'esecuzione di transazioni o nell'inserimento dei dati, difetti di funzionamento dei sistemi informativi, danneggiamenti ai beni materiali, furti e frodi sono le manifestazioni nelle quali, di norma, si concretizza il rischio operativo.

Per gestire tali rischi la Capogruppo ha avviato un processo di censimento, rilevazione e validazione delle perdite che ha coinvolto anche le banche controllate; i dati ottenuti sono trasmessi all'Osservatorio DIPO (Database Italiano delle Perdite Operative). Nel corso del 2006 il Consiglio di Amministrazione di Banca CR Firenze S.p.A. ha approvato il "Regolamento di gruppo del sistema di gestione dei rischi operativi" che disciplina le modalità operative, la struttura di governo societario e gli strumenti di controllo interno. Tale regolamento sarà reso esecutivo nel 2007 con l'approvazione da parte dei CdA di tutte le banche del Gruppo, a cui seguirà la messa a punto degli strumenti di controllo e la conseguente emanazione della normativa interna di dettaglio.

Il Gruppo Banca CR Firenze è orientato a chiedere all'Organo di Vigilanza l'autorizzazione all'uso della metodologia standard per il calcolo del nuovo requisito patrimoniale a copertura del rischio operativo introdotto dall'accordo di Basilea 2.

INFORMAZIONI DI NATURA QUANTITATIVA

Non vi sono attualmente informazioni di natura quantitativa disponibili in quanto non è ancora entrato in vigore l'accordo di Basilea 2, terzo pilastro.

SEZIONE 2 - RISCHI DELLE IMPRESE DI ASSICURAZIONE

2.1 RISCHI ASSICURATIVI

Informazioni di natura qualitativa

Ramo Vita

Il business assicurativo nei rami vita è caratterizzato dalla presenza di alcune categorie di rischio tipiche dell'attività: rischio assuntivo, a sua volta suddiviso in rischio biometrico e rischio di tariffazione e rischio di riservazione.

Il rischio biometrico si articola a seconda della garanzia assicurativa presente nei vari prodotti vita diventando rischio di mortalità (nel caso in cui l'evento sia il decesso dell'assicurato stesso) o rischio di longevità (nel caso l'evento sia la sopravvivenza dell'assicurato ad una data definita).

Tale tipologia di rischio viene presidiata attraverso una precisa definizione delle basi tecniche da utilizzare sia in fase di tariffazione che di riservazione. Tale definizione ha l'obiettivo di seguire l'andamento dei sinistri futuri limitando gli effetti della variabilità dei *cash flow* futuri attorno alla media.

Il rischio di tariffazione viene presidiato attraverso un'attenta definizione delle caratteristiche tecniche del prodotto, delle modalità di vendita, delle modalità di calcolo del premio e di conseguenza, a seguito di queste valutazioni, della base tecnica migliore a garantire l'equilibrio tariffario e il livello di redditività desiderato.
Un elemento fondamentale nel presidio da parte della Compagnia del rischio di tariffazione è la valutazione della necessità riassicurativa. Il ricorso alla riassicurazione diminuisce il rischio in capo Compagnia attraverso una condivisione della rischiosità di uno specifico prodotto con il riassicuratore. Tale ricorso viene gestito in accordo con le linee guida definite dalla Compagnia, con l'obiettivo di minimizzare il rischio di sinistralità e il rischio di credito nei confronti del riassicuratore.
Fra gli strumenti utilizzati in sede di definizione del prodotto c'è il profit testing che serve a misurare la redditività attesa rispetto ai livelli desiderati.
Le particolari tipologie di prodotti venduti dalla Compagnia e le procedure standardizzate per l'emissione delle polizze, di cui la Compagnia è dotata per l'assunzione dei rischi, rendono non significativo, per la maggior parte dei prodotti venduti, il rischio di assumere rischi con caratteristiche diverse o eccedenti quelle considerate in fase di tariffazione.

La procedura di riservazione consiste nella determinazione periodica dell'ammontare degli impegni che la Compagnia ha assunto nei confronti di ciascun assicurato. Per ogni singola polizza vengono pertanto determinati i valori quantitativi di tali impegni, utilizzando a tale scopo i parametri di riferimento indicati nella rispettiva nota tecnica.
Il rischio di riservazione si compone di una serie di sottorischi sia di natura tecnica che collocabili nell'ambito del rischio operativo.
Il primo caso si manifesta quando si verifichi uno scostamento sfavorevole della sinistralità osservata rispetto a quella stimata in fase di costruzione del singolo prodotto ovvero un rischio finanziario non previsto o superiore rispetto alla attese, nel caso di polizze caso vita a prestazione rivalutabile.
La Compagnia presidia tale rischio mediante un monitoraggio periodico dell'andamento tecnico del portafoglio e del rischio finanziario suddiviso per tipologie tariffarie omogenee.
In caso di andamento diverso dalle attese per una particolare categoria tariffaria, è prevista la possibilità di accantonamenti integrativi anche attraverso l'utilizzo di basi tecniche aggiornate, nel rispetto della normativa vigente.
Il secondo caso è presidiato attraverso dei controlli periodici sia analitici che di coerenza globale per verificare la correttezza delle valutazioni fornite dal sistema.

Rami Danni

Le tipologie di rischi assicurativi presenti nei rami esercitati dalla Compagnia sono molto simili, per natura e per tipologia di misure adottate dalla Compagnia, ai rischi già descritti nei rami vita.

Il rischio biometrico si articola, nel caso dei rami danni, nel rischio di morbilità o di invalidità, le modalità di controllo messe in opera dalla Compagnia sono molto simili a quelle descritte per la parte vita.

Il rischio di tariffazione viene presidiato secondo attività e metodologie molto simili a quelle messe in opera per i rischi relativi al ramo vita.

Il rischio di riservazione nei rami danni esercitati dalla Compagnia prevede, oltre a quanto già descritto per i rami vita, la necessità di un monitoraggio dell'andamento tecnico per quanto riguarda la sinistralità osservata nel portafoglio.

La tipologia di rischi assicurati, le tempistiche di denuncia dei sinistri e le prestazioni dovute in caso di sinistro, richiedono una particolare attenzione al corretto smontamento della riserva sinistri nel tempo.

La Compagnia effettua periodicamente dei monitoraggi a posteriori sul portafoglio per verificare l'adeguatezza dei modelli utilizzati per la determinazione delle voci di riserva sinistri e dei controlli statistici per tenere sotto controllo i cumuli di rischi a livello di singola testa assicurata, in modo da monitorare livelli di concentrazione non previsti.

Informazioni di natura quantitativa

L'attività assicurativa nel ramo vita e nel ramo danni è esercitata, all'interno del Gruppo, dalla società Centrovita Assicurazioni S.p.A., iscritta all'apposito elenco ISVAP e pertanto sottoposta all'attività di vigilanza esercitata dall'apposito organo di controllo. Anche nel settore assicurativo è in essere uno strumento di vigilanza che statuisce l'adeguatezza patrimoniale delle compagnie assicurative a fronte della quantificazione dell'assorbimento di risorse generato dai rischi assicurativi; tale strumento prende il nome di "Margine di Solvibilità" ed è regolato dal D.Lgs. 17 marzo 1995, numero 175.

Si fornisce di seguito la situazione del margine di solvibilità di Centrovita Assicurazioni S.p.A. al 31 dicembre 2007, che riporta un'eccedenza complessiva di 10 milioni di euro:

Voci di riferimento dei modelli del margine di solvibilità **Rami vita e rami danni**	**Assicurazioni vita**	**Assicurazioni danni**	**Totale**
Ammontare del margine di solvibilità richiesto	62	5	67
Elementi costitutivi del margine di solvibilità disponibile - Totale elementi A - Totale elementi B	71	6	77
Totale elementi costitutivi del margine di solvibilità disponibile	71	6	77
Eccedenza / insufficienza degli elementi costitutivi del margine di solvibilità disponibile rispetto agli elementi costitutivi del margine di solvibilità richiesto	9	1	10

Parte F – INFORMAZIONI SUL PATRIMONIO CONSOLIDATO

SEZIONE 1 – IL PATRIMONIO CONSOLIDATO

A. Informazioni di natura qualitativa

La gestione del patrimonio riguarda il complesso delle politiche e delle scelte necessarie a definire la dimensione del patrimonio, nonché la combinazione ottimale tra i diversi strumenti alternativi di capitalizzazione, in modo da assicurare che il patrimonio e i coefficienti patrimoniali della Capogruppo e delle sue controllate siano coerenti con il profilo di rischio assunto rispettando, al contempo, i requisiti di vigilanza.

B. Informazioni di natura quantitativa

Per le suddette informazioni si rimanda a quanto riportato nella Sezione 15 della Parte B - Passivo della presente nota integrativa.

SEZIONE 2 – Il PATRIMONIO E I COEFFICIENTI DI VIGILANZA BANCARI

2.1 Ambito di applicazione della normativa

2.2 Patrimonio di vigilanza bancario

A. Informazioni di natura qualitativa

Il patrimonio di vigilanza ed i coefficienti patrimoniali sono stati calcolati sulla base dei valori patrimoniali e del risultato d'esercizio determinati con l'applicazione della disciplina di bilancio prevista dai principi contabili internazionali IAS/IFRS e tenendo conto delle modifiche introdotte dalla nuova normativa sul patrimonio di vigilanza e sui coefficienti prudenziali a seguito del recepimento del 12° aggiornamento della Circolare n. 155/91, pubblicata dalla Banca d'Italia in data 5 febbraio 2008.

1. Patrimonio di base

2. Patrimonio supplementare

3. Patrimonio di terzo livello

Il patrimonio di vigilanza è costituito dal patrimonio di base e dal patrimonio supplementare al netto di alcune deduzioni; in maggiore dettaglio:
- il patrimonio di base (Tier 1), ammesso nel calcolo senza alcuna limitazione, è costituito dal capitale versato, dalle riserve, comprensive del sovrapprezzo di emissione e dell'utile di periodo al netto delle azioni o quote proprie in portafoglio, delle immobilizzazioni immateriali, delle perdite dell'esercizio in corso e da quelle registrate nei periodi precedenti;
- il patrimonio supplementare (Tier 2), che non può eccedere il valore del patrimonio di base, include le riserve da valutazione, gli strumenti ibridi di patrimonializzazione e le passività subordinate al netto delle previsioni delle rettifiche di valore sui crediti per rischio paese non rilevate in bilancio.

Da tali aggregati vanno dedotte le partecipazioni, gli strumenti innovativi di capitale, gli strumenti ibridi di patrimonializzazione e le attività subordinate detenute in altre banche e società finanziarie.
Le nuove disposizioni previste dal citato aggiornamento della Circolare n. 155/91 sono finalizzate alla convergenza fra i sistemi nazionali di reporting concernenti le regole prudenziali previste dal Primo Pilastro.

Alla luce di tale quadro normativo, il calcolo del patrimonio di vigilanza consolidato del Gruppo Banca CR Firenze ha tenuto conto delle seguenti regole:

- Il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'inclusione nel perimetro di consolidamento *line by line* delle società sottoposte a controllo congiunto, con l'applicazione del metodo

proporzionale; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della *joint venture* relativa a Findomestic Gruppo dal perimetro di consolidamento al patrimonio netto ed il ricalcolo dei coefficienti prudenziali mediante l'inclusione del 50% dei rischi riferiti al suddetto Gruppo;

- Il perimetro di consolidamento è stato rideterminato a fini di vigilanza mediante l'esclusione dal consolidamento *line by line* delle società controllate operanti nel settore assicurativo, come da istruzioni della Banca d'Italia; tale metodologia ha comportato il ricalcolo del patrimonio derivante dallo "spostamento" della compagnia assicurativa al perimetro di consolidamento al patrimonio netto, producendo effetti soltanto sull'ammontare del patrimonio di terzi;
- per le attività finanziarie disponibili per la vendita le plusvalenze nette su ciascuno dei portafogli in titoli di debito, in titoli di credito e quote di O.I.C.R., al netto degli effetti fiscali, sono state incluse al 50% nel patrimonio supplementare;
- per gli immobili le plusvalenze derivanti dalla rideterminazione del costo (sia ad uso funzionale che per investimento) effettuate in sede di F.T.A. vengono integralmente computate nel patrimonio supplementare;
- in base alle istruzioni applicative di Banca d'Italia sulla Direttiva 2002/87/CE relativa alla vigilanza supplementare sui conglomerati finanziari, il valore al patrimonio netto della partecipazione detenuta in Centrovita Assicurazioni S.p.A. è stato dedotto dalla somma del patrimonio di base e del patrimonio supplementare; analogo trattamento è stato riservato alle attività subordinate in portafoglio emesse dalla suddetta compagnia assicurativa;
- l'interessenza nel capitale della Banca d'Italia è stata dedotta dal patrimonio di vigilanza per un importo pari alla terza delle cinque quote annuali costanti con cui si deve sterilizzare, a partire dal bilancio 2005, la suddetta partecipazione.

B. Informazioni di natura quantitativa

	31 dicembre 2007	31 dicembre 2006	variazioni	
			assolute	%
A. Patrimonio di base prima dell'applicazione dei filtri prudenziali	**1.446**	**1.308**	**138**	**10,6%**
B. Filtri prudenziali del patrimonio di base:	19	90	(71)	-78,9%
B.1 Filtri prudenziali Ias/Ifrs positivi (+)	49	91	(42)	-46,2%
B.2 Filtri prudenziali Ias/Ifrs negativi (-)	(30)	(1)	(29)	n.s.
C. Patrimonio di base al lordo degli elementi da dedurre (A + B)	**1.465**	**1.398**	**67**	**4,8%**
D. Elementi da dedurre dal patrimonio di base	24	116	(92)	-79,3%
E. Totale patrimonio di base (TIER 1) (C-D)	**1.441**	**1.282**	**159**	**12,4%**
F. Patrimonio supplementare prima dell'applicazione dei filtri prudenziali	**825**	**956**	**(131)**	**-13,7%**
G. Filtri prudenziali del patrimonio supplementare:	1	(6)	7	-116,7%
G.1 Filtri prudenziali Ias/Ifrs positivi (+)	1	1		
G.2 Filtri prudenziali Ias/Ifrs negativi (-)		(7)	7	-100,0%
H. Patrimonio supplementare al lordo degli elementi da dedurre (F+G)	**826**	**950**	**(124)**	**-13,1%**
I. Elementi da dedurre dal patrimonio supplementare	24	116	(92)	-79,3%
L. Totale patrimonio supplementare (TIER 2) (H-I)	**802**	**834**	**(32)**	**-3,8%**
M. Elementi da dedurre dal totale patrimonio di base e supplementare	34	50	(16)	-32,0%
N. Patrimonio di vigilanza (E+L-M)	**2.209**	**2.066**	**143**	**6,9%**
O. Patrimonio di terzo livello (TIER 3)				
P. Patrimonio di vigilanza incluso TIER 3 (N+O)	**2.209**	**2.066**	**143**	**6,9%**

L'incremento del patrimonio di vigilanza consolidato di circa 143 milioni di euro, rispetto al valore rilevato alla data di chiusura dell'esercizio precedente, risulta sostanzialmente dovuto a:

- aumento del patrimonio di base al lordo degli elementi da dedurre per circa 67 milioni di euro, legato principalmente all'imputazione a riserve di una parte dell'utile netto dell'esercizio 2007 e alla crescita del patrimonio di pertinenza di terzi per effetto del consolidamento integrale di Centro Factoring SpA e Centro Leasing Banca SpA;
- riduzione del patrimonio supplementare al lordo degli elementi da dedurre per circa 124 milioni di euro, pressoché interamente dovuta al decremento delle passività subordinate in relazione alla minore computabilità, di fini di Vigilanza, di alcune emissioni effettuate in esercizi precedenti;
- diminuzione degli elementi da dedurre, prevalentemente imputabile alla mancata rilevazione nel suddetto comparto, al 31 dicembre 2007, del valore delle seguenti partecipazioni:
  - Cassa dei Risparmi di Forlì e della Romagna S.p.A., in quanto l'interessenza è scesa sotto il 10% a seguito dell'aumento di capitale sociale non sottoscritto della Banca;
  - Centro Leasing Banca S.p.A. e Centro Factoring S.p.A., per le quali la Capogruppo ha acquisito il controllo nel corso del secondo semestre 2007.

2.3 Adeguatezza patrimoniale

A. Informazioni di natura qualitativa

Il Gruppo Banca CR Firenze è soggetto ai requisiti di adeguatezza patrimoniale stabiliti dal Comitato di Basilea in base alle regole definite dalla Banca d'Italia che stabiliscono il rapporto minimo, a livello consolidato, tra patrimonio di vigilanza e attività di rischio ponderate, che deve essere pari almeno all'8%.
La Capogruppo monitora e misura periodicamente il profilo patrimoniale del Gruppo procedendo, in funzione delle dinamiche di crescita attese di impieghi e di altre attività, alla quantificazione dei rischi (di credito, di mercato) ed alla conseguente verifica di compatibilità dei "ratios". Il rispetto dell'adeguatezza patrimoniale viene conseguito attraverso vari strumenti, quali la politica di *pay out,* la definizione di operazioni di finanza strategica (aumenti di capitale ed emissioni di obbligazioni subordinate) e la gestione della politica degli impieghi in funzione della rischiosità delle controparti.
Un'ulteriore fase di analisi e controllo preventivo sull'adeguatezza patrimoniale del Gruppo è prevista ogni volta che si procede ad operazioni di carattere straordinario, come fusioni, acquisizioni e cessioni, attraverso la stima dell'impatto sui coefficienti di tali eventi e programmando eventuali azioni correttive volte a rispettare i vincoli richiesti dall'Autorità di Vigilanza.

B. Informazioni di natura quantitativa

Categorie/Valori	Importi non ponderati		Importi ponderati / requisiti		variazioni %	
	31 dicembre 2007	31 dicembre 2006	31 dicembre 2007	31 dicembre 2006	Importi non ponderati	Importi ponderati/requisiti
A. ATTIVITA' DI RISCHIO						
A.1 RISCHIO DI CREDITO						
METODOLOGIA STANDARD	***43.584***	***30.003***	***26.561***	***21.408***	***45,3%***	***24,1%***
ATTIVITA' PER CASSA	29.583	25.924	24.378	20.328	14,1%	19,9%
1.Esposizioni (diverse dai titoli di capitale e da altre attività subordinate) verso (o garantite da):	19.179	4.942	16.083	650	288,1%	n.s
1.1 Governi e Banche Centrali	*2.015*	*1.784*	*1*	*1*	*12,9%*	0,0%
1.2 Enti pubblici	*332*	*355*	*69*	*71*	*-6,5%*	*-2,8%*
1.3 Banche	*1.043*	*2.803*	*226*	*578*	*-62,8%*	*-60,9%*
1.4 Altri soggetti (diverse dai crediti ipotecari su immobili residenziali e non residenziali)	*15.789*		*15.789*		*100,0%*	*100,0%*
2. Crediti ipotecari su immobili residenziali	3.022	2.491	1.509	1.246	21,3%	21,2%
3. Crediti ipotecari su immobili non residenziali	566		283		100,0%	100,0%
4. Azioni, partecipazioni e attività subordinate	371		371		100,0%	100,0%
5. Altre attività per cassa	6.445	18.491	6.130	18.432	-65,1%	-66,7%
ATTIVITA' FUORI BILANCIO	14.001	4.079	2.183	1.081	243,2%	102,0%
1. Garanzie e impegni verso (o garantite da):	12.849	1.256	2.175	53	923,0%	n.s.
1.1 Governi e Banche Centrali	*25*	*41*			*-39,0%*	
1.2 Enti pubblici	*700*	*651*	*4*	*26*	*7,5%*	*-84,6%*
1.3 Banche	*561*	*564*	*9*	*27*	*-0,5%*	*-66,7%*
1.4 Altri soggetti	*11.563*		*2.162*		*100,0%*	*100,0%*
2. Contratti derivati verso (o garantiti da):	1.152	2.823	8	1.028	-59,2%	-99,2%
2.1 Governi e Banche Centrali						
2.2 Enti pubblici						
2.3 Banche	*1.132*	*2.833*	*8*	*1.028*	*-59,9%*	*-99,2%*
2.4 Altri soggetti	*20*				*100,0%*	
B. REQUISITI PATRIMONIALI DI VIGILANZA						
B.1 RISCHIO DI CREDITO			**2.089**	**1.748**		**19,5%**
B.2 RISCHI DI MERCATO			**51**	**42**		**21,4%**
1. METODOLOGIA STANDARD	X	X	51	42		21,4%
di cui:						
+ rischio di posizione su titoli di debito	X	X	46	38		21,1%
+ rischio di posizione su titoli di capitale	X	X	3	2		50,0%
+ rischio di cambio	X	X				
+ altri rischi	X	X	2	2		0,0%
2. MODELLI INTERNI						
di cui:						
+ rischio di posizione su titoli di debito	X	X				
+ rischio di posizione su titoli di capitale	X	X				
+ rischio di cambio	X	X				
B.3 ALTRI REQUISITI PRUDENZIALI	X	X	51	9		466,7%
B.4 TOTALE REQUISITI PRUDENZIALI (B1+B2+B3)	X	X	2.191	1.799		21,8%
C. ATTIVITA' DI RISCHIO E COEFFICIENTI DI VIGILANZA	X	X				
C.1 Attività di rischio ponderate	X	X	27.385	22.485		21,8%
C.2 Patrimonio di base/Attività di rischio ponderate (Tier 1 capital ratio)	X	X	5,26%	6,22%		-0,96%
C.3 Patrimonio di vigilanza/Attività di rischio ponderate (Total capital ratio)	X	X	8,24%	9,34%		-1,10%

PARTE G - OPERAZIONI DI AGGREGAZIONE RIGUARDANTI IMPRESE O RAMI D'AZIENDA

Sezione 1 - Operazioni realizzate durante l'esercizio

1.1 Operazioni di aggregazione

Denominazione	Data dell'operazione	(1)	(2)	(3)	(4)
Centro Leasing Banca S.p.A.	13 aprile 2007	75	43,54%	263	11

(1) Costo dell'operazione
(2) Percentuale di interessenza acquisita con diritto di voto in assemblea ordinaria
(3) Totale ricavi del Gruppo
(4) Utile/perdita netto del Gruppo

In data 11 luglio 2007 ha avuto efficacia il contratto, siglato il 13 aprile 2007, fra BNP Paribas Lease Group S.A. e Banca CR Firenze S.p.A., di compravendita di 13.618.175 azioni di Centro Leasing Banca S.p.A. pari al 43,54% della società ad un prezzo di 74.899.962,50 euro.
Con tale operazione la partecipazione del Gruppo Banca CR Firenze in Centro Leasing Banca S.p.A. è salita all'87,075%; Centro Leasing Banca S.p.A. è stata consolidata integralmente passando da status di società collegata a quello di controllata. L'acquisto di Centro Leasing Banca S.p.A. ha comportato anche un aumento della percentuale di partecipazione in Centro Factoring S.p.A. dal 47,693% al 62,643% e l'acquisizione del controllo al 100% di Centro Leasing Rete S.p.A. e Centro Leasing G.m.b.h., anch'esse consolidate integralmente.

Il trattamento contabile dell'aggregazione è stato determinato ai sensi dell'IFRS 3. che nel paragrafo 62 richiede che la contabilizzazione iniziale di un'aggregazione aziendale debba essere svolta entro i 12 mesi in cui l'aggregazione viene realizzata; se possono determinarsi solo provvisoriamente i *fair value* da assegnare ad attività, passività o passività potenziali identificabili dell'acquisto ovvero il costo dell'aggregazione, l'acquirente deve contabilizzare l'aggregazione utilizzando tali valori provvisori. L'acquirente deve rilevare le rettifiche di tali valori provvisori in seguito al completamento della contabilizzazione iniziale entro dodici mesi dalla data di acquisizione.

La Capogruppo ha pertanto svolto l'attività di PPA come richiesto dai principi IAS/IFRS, calcolando e verificando, come consentito dallo stesso paragrafo 62, il *fair value* netto delle poste del Gruppo acquisito (*Net Asset Fair Value)* alla data della transazione, mediante valutazione al *fair value* delle attività e passività, identificazione e valutazione delle attività potenziali e identificazione e valutazione di eventuali *intangible assets.*

Il paragrafo 56 dell'IFRS 3 prevede che se la quota di interessenza dell'acquirente nel *fair value* netto delle attività, passività e passività potenziali identificabili eccede il costo dell'aggregazione aziendale, l'acquirente deve rilevare immediatamente nel conto economico l'eventuale eccedenza residua.

Dall'attività di PPA svolta è emerso un plusvalore (derivante da *badwill* di acquisto) pari a 9,7 mln di euro, al netto dell'effetto fiscale teorico, che è stato contabilizzato nella voce 240 conto economico consolidato ("Utile (Perdite) delle partecipazioni") e commentato nella relativa tabella di nota integrativa; il suddetto plusvalore potrebbe comunque essere originato dall' "acquisto in blocco", così come previsto dal paragrafo 57 dell'IFRS 3 e come avvenuto nel caso di Centro Leasing Banca, in cui la Capogruppo si è trovata ad acquisire il "blocco partecipativo" pari al 43,54%.

PARTE H – OPERAZIONI CON PARTI CORRELATE

1. Informazioni sui compensi degli amministratori e dei dirigenti

Nella tabella sono riportati gli emolumenti ed i compensi corrisposti, anche da società controllate, agli Amministratori, ai Sindaci, al Direttore Generale, ai Vice Direttori Generali ed ai Dirigenti con finalità strategiche della Capogruppo (le relative voci sono state valorizzate in migliaia di euro per renderle maggiormente rappresentative):

(importi in migliaia di euro)	Amministratori e Sindaci (1)	Direttore Generale, Vice Direttori Generali e altri Dirigenti
Emolumenti e contributi sociali	2.233	3.017
Bonus, premi e incentivi vari (2)	2.000	2.627
Altri oneri previdenziali ed assicurativi (3)	136	102
Benefici non monetari		18
Indennità diverse per cessazione del rapporto di lavoro (4)		352
Totale	**4.369**	**6.116**

(1) Per il dettaglio sui compensi agli amministratori e sindaci si rimanda alla Parte H della nota integrativa individuale.
(2) Comprende bonus, gratifiche e l'importo percepito nel 2007 ai sensi della Legge 243/2004.
(3) Include eventuali oneri a carico delle società del Gruppo per previdenze complementari, polizze assicurative, ecc.
(4) Include la quota del trattamento di fine rapporto di competenza dell'esercizio nonché eventuali indennità di buonuscita.

2. Informazioni sulle transazioni con parti correlate

Nel seguente paragrafo si forniscono le informazioni integrative sulle operazioni e le relazioni che intercorrono con le parti correlate delle società appartenenti al Gruppo Banca CR Firenze, come definite dallo IAS 24, necessarie per la comprensione dei loro potenziali effetti sul bilancio del Gruppo; pertanto, ai sensi del punto 4 dello IAS 24, le operazioni e i saldi in essere con le parti correlate infragruppo sono eliminati nella redazione del bilancio consolidato.

In conformità a quanto indicato al punto 18 dello IAS 24, le informazioni sono riportate distintamente per le seguenti categorie di parti correlate.

a) Controllante

Nessun soggetto deteneva, al 31 dicembre 2007, il controllo di Banca CR Firenze S.p.A. Relativamente alle variazioni intervenute nell'assetto societario della Capogruppo in data 29 gennaio 2008, si rimanda peraltro a quanto riportato nella Relazione sulla gestione del relativo bilancio, nel paragrafo "I fatti di rilievo e l'evoluzione della gestione dopo la chiusura dell'esercizio".

b) Entità esercitanti influenza notevole sulla Capogruppo

Rientrano in questa categoria, in considerazione delle partecipazioni detenute ovvero dei rapporti intrattenuti con la società, i tre principali azionisti della Capogruppo; Ente Cassa di Risparmio di Firenze, Intesa Sanpaolo S.p.A. (fino al 31 dicembre 2006 la partecipazione era detenuta da Sanpaolo IMI S.p.A. la quale, con decorrenza 1° gennaio 2007, è stata protagonista della fusione con Banca Intesa S.p.A.) e BNP Paribas S.A.

Per ulteriori dettagli si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

c) Controllate

Le operazioni infragruppo sono riconducibili alla ordinaria operatività interna di una realtà bancaria polifunzionale. Non essendoci società controllate di significativa operatività escluse dal perimetro di consolidamento integrale, tutti i rapporti con le controllate sono oggetto di elisione infragruppo; pertanto nelle tabelle a seguire non riportiamo questa categoria. L'elenco delle società del Gruppo è presentato in dettaglio nella Nota Integrativa consolidata, Parte B, Sezione 10. Inoltre, per maggiori informazioni si rimanda a quanto descritto nella Parte H della nota integrativa del bilancio dell'Impresa.

d) Collegate

In seguito all'acquisizione della quota di controllo in Centro Leasing Banca S.p.A. descritta nella Parte H della Nota Integrativa individuale e nella Relazione sulla gestione del presente bilancio consolidato, le società del Gruppo Centro Leasing e Centro Factoring S.p.A. sono entrate a fare parte del Gruppo Banca CR Firenze, in qualità di soggetti controllati. Nel presente comparto, conseguentemente, non vi sono attualmente soggetti aventi significativa operatività.

e) Joint ventures

Rientra in questa categoria il Gruppo Findomestic, supportato finanziariamente in misura significativa da Banca CR Firenze S.p.A. e da BNP Paribas S.A., non effettuando raccolta presso il pubblico. Rientra in questa categoria anche la società Soprarno SGR S.p.A., costituita nel corso del 2006 e diventata operativa nel corso del 2007.
Le operazioni con *joint ventures* sono inquadrabili nell'ordinaria operatività del Gruppo e sono comunque poste in essere a condizioni in linea con il mercato.

f) Dirigenti con responsabilità strategiche

Rientrano in questa definizione i componenti degli Organi Amministrativi e di Controllo, il Direttore Generale, i Vice Direttori Generali ed i componenti del Comitato di Direzione, organo che supporta consultivamente il Direttore Generale ed include, oltre al Direttore Generale ed ai due Vice Direttori Generali, sei Direttori Centrali di Banca CR Firenze S.p.A. che hanno, per questo, responsabilità strategiche; nella precedente Sezione 1 sono indicate le retribuzioni di tali soggetti, oltre a quelle degli Amministratori e dei Sindaci.

g) Altre parti correlate

Si segnala la presenza, in questa categoria, del Fondo di Previdenza per il Personale della Cassa di Risparmio di Firenze, avente autonoma personalità giuridica, nonché dei familiari stretti dei soggetti di cui al punto f) precedente e delle società agli stessi riconducibili.

Le operazioni intercorse con parti correlate di Banca CR Firenze S.p.A., in termini quantitativi, sono di seguito riportate in una tabella riepilogativa dell'incidenza che tali operazioni hanno avuto rispetto ai saldi patrimoniali ed economici del bilancio consolidato.

Informazioni aggiuntive richieste ai sensi della Comunicazione Consob n. DEM/6064293 del 28.07.06 sulle transazioni con parti correlate

In aggiunta a quanto previsto dallo IAS 24 "Informativa di bilancio sulle operazioni con parti correlate", nelle tabelle riportate di seguito sono fornite le informazioni quantitative sulle transazioni con i suddetti soggetti evidenziando, come peraltro previsto nella Comunicazione Consob n. DEM/6064293 del 28 luglio 2006, l'incidenza di tali operazioni sulla situazione patrimoniale, sul risultato economico e sui flussi finanziari del Gruppo.

(importi in milioni di euro)

	Crediti verso clientela	*Incidenza sul totale*	Crediti verso banche	*Incidenza sul totale*	Debiti verso clientela	*Incidenza sul totale*	Debiti verso banche	*Incidenza sul totale*	Garanzie rilasciate	*Incidenza sul totale*	Margine di contribuzione (1)	*Incidenza sull'Utile*
a) Controllante												
b) Entità esercitanti influenza notevole sulla Società			1	*0,08%*	5	*0,04%*	67	*1,50%*	2	*0,21%*	1	*0,54%*
c) Controllate												
d) Collegate												
e) Joint ventures	5	*0,02%*	858	*68,53%*	20	*0,17%*	129	*3,07%*	8	*0,84%*	2	*1,07%*
f) Dirigenti con responsabilità strategiche	1	*0,01%*			1	*0,01%*						
g) Altre parti correlate	31	*0,15%*			179	*1,49%*			3	*0,32%*	1	*0,54%*
Totale	**37**	***0,18%***	**859**	***68,61%***	**205**	***1,71%***	**196**	***4,57%***	**13**	***1,37%***	**4**	***2,15%***

(1) Corrisponde al margine di intermediazione: margine d'interesse più margine da servizi.

Nella seguente tabella viene riportata l'incidenza delle operazioni con parti correlate sui flussi finanziari del Gruppo; a tal fine è stato predisposto un rendiconto finanziario con metodo indiretto.

(importi in milioni di euro

ATTIVITA' OPERATIVA	31 dicembre 2007	31 dicembre 2006
Gestione	**4**	**5**
- margine di contribuzione all'utile d'esercizio delle parti correlate	4	5
Liquidità generata/(assorbita) dalle attività finanziarie	**239**	**144**
- crediti verso banche	116	(75)
- crediti verso clientela	123	219
Liquidità generata/(assorbita) dalle passività finanziarie	**53**	**45**
- debiti verso banche	119	15
- debiti verso clientela	(66)	30
Liquidità netta generata/(assorbita) dall'attività operativa delle parti correlate	**296**	**194**
ATTIVITA' DI INVESTIMENTO		
Liquidità generata da:	**0**	**11**
- vendita partecipazioni	0	11
Liquidità assorbita da:	**0**	**(129)**
- acquisti di partecipazioni in società consolidate col metodo del patrimonio netto	0	(53)
- acquisti (o incrementi) di attività immateriali	0	(76)
Liquidità netta generata/(assorbita) dall'attività d'investimento delle parti correlate	**0**	**(118)**
ATTIVITA' DI PROVVISTA		
- emissioni/acquisti di azioni proprie (stock options dirigenti)	0	2
- distribuzione dividendi a Parti correlate	(55)	(40)
- sottoscrizione aumento di capitale a pagamento effettuato da Parti correlate	0	101
Liquidità netta generata/(assorbita) dall'attività di provvista delle parti correlate	**(55)**	**63**
LIQUIDITA' NETTA GENERATA/(ASSORBITA) NELL'ESERCIZIO DALLE PARTI CORRELATE	**241**	**139**

PARTE I - ACCORDI DI PAGAMENTO BASATI SU PROPRI STRUMENTI PATRIMONIALI

A – INFORMAZIONI DI NATURA QUALITATIVA

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

1. Descrizione degli accordi di pagamento basati su propri strumenti patrimoniali

Stock option

L'assemblea straordinaria degli azionisti del 27 marzo 2000 ha conferito deleghe al Consiglio di Amministrazione per dare attuazione a piani di incentivazione azionaria (stock option) a favore dei Direttori Generali e dei Dirigenti delle società bancarie del Gruppo.

Tali deleghe sono state interamente utilizzate dal Consiglio di Amministrazione, che in forza delle stesse ha deliberato i seguenti piani di stock option;

- la *prima tranche del piano,* riguardante complessivamente *4 milioni di azioni,* è stata deliberata in data 16 ottobre 2000 ed attribuiva ai titolari la facoltà di sottoscrivere, dal 16 ottobre 2003 al 16 ottobre 2006, azioni della Banca di nuova emissione ad un prezzo unitario di € 1,225;
- la *seconda ed ultima tranche* di assegnazioni è stata deliberata in data 31 luglio 2003, attribuendo diritti di sottoscrizione per complessivi *6 milioni di azioni,* esercitabili dal 1° agosto 2006 al 1° agosto 2009 al prezzo unitario di € 1,103 per azione; in proposito si precisa che in seguito alle operazioni sul capitale sociale deliberate dall'Assemblea dei Soci del 27 aprile 2006, descritte nella Relazione sulla Gestione, i termini relativi al numero di azioni ed al prezzo unitario di esercizio hanno subito variazioni, senza peraltro modificare il beneficio economico del piano.

L'assegnazione di stock option, quale forma di retribuzione legata all'andamento ed alle prospettive economiche della Banca, è finalizzata a coinvolgere e motivare maggiormente il management del Gruppo. Per la sottoscrizione delle azioni non sono stati concessi finanziamenti o garanzie da parte della Banca, ai sensi dell'articolo 2358 3° comma del Codice Civile.

B - INFORMAZIONI DI NATURA QUANTITATIVA

1. Variazioni annue

In ottemperanza a quanto disposto dall'IFRS 2, si riporta di seguito l'informativa sulle variazioni ed il dettaglio dei piani di stock options riferiti ai Direttori Generali e ai Dirigenti delle società bancarie del Gruppo.

- *Prima tranche del piano:*

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2007			31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)				**241.181**	**1,22500**	**289**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni						
C. Diminuzioni				**241.181**	**1,22500**	
C.1 Annullate						
C.2 Esercitate				241.181	1,22500	
C.3 Scadute						
C.4 Altre variazioni						
D. Rimanenze finali						
E. Opzioni esercitabili alla fine dell'esercizio						

- *Seconda tranche del piano (esercitabile dal 1° agosto 2006):*

Voci / Numero opzioni e prezzi di esercizio	31 dicembre 2007			31 dicembre 2006		
	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)	Numero opzioni	Prezzi medi (in euro)	Scadenza media (1)
A. Esistenze iniziali (2)	**2.548.428**	**0,97300**	**944**	**6.540.780**	**0,97300**	**1.096**
B. Aumenti						
B.1 Nuove emissioni						
B.2 Altre variazioni		1,62200				
C. Diminuzioni	**2.548.428**	**1,62200**		**3.992.352**	**0,97300**	
C.1 Annullate						
C.2 Esercitate	1.373.525	1,62200		3.992.352	0,97300	
C.3 Scadute						
C.4 Altre variazioni	1.174.903	1,62200				
D. Rimanenze finali		**1,62200**	**944**	**2.548.428**	**0,97300**	**944**
E. Opzioni esercitabili alla fine dell'esercizio		**1,62200**	**944**	**2.548.428**	**0,97300**	**944**

(1) Trattandosi di un'unica scadenza, per ognuna delle tranches in essere alla data di apertura dell'esercizio è stato indicato il numero di giorni puntuale.
(2) Al netto dei diritti non più esercitabili a seguito del venir meno di alcuni rapporti di lavoro.

La voce C.4 rappresenta l'effetto dell'accorpamento di azioni avvenuto in data 5 marzo 2007.

BANCA
CR FIRENZE

Firenze, 3 marzo 2008

Attestazione del bilancio consolidato ai sensi dell'art. 81-ter del Regolamento Consob n. 11971 del 14 maggio 1999 e successive modifiche e integrazioni

1. I sottoscritti Aureliano Benedetti, in qualità di Presidente del Consiglio di Amministrazione ed Egidio Mancini, in qualità di Dirigente preposto alla redazione dei documenti contabili societari di Banca CR Firenze S.p.A. attestano, tenuto conto di quanto previsto dall'art. 154 bis, commi 3 e 4, del decreto legislativo 24 febbraio 1998, n. 58:

   "l'adeguatezza in relazione alle caratteristiche del Gruppo Banca CR Firenze e l'effettiva applicazione delle procedure amministrative e contabili per la formazione del bilancio consolidato nel corso dell'esercizio 2007."

2. Il modello di riferimento.

   La valutazione dell'adeguatezza delle procedure amministrative e contabili per la formazione del bilancio d'esercizio e consolidato al 31 dicembre 2007 si è basata su di un Modello definito da Banca CR Firenze S.p.A., come indicato nella Relazione sulla Gestione individuale, nel capitolo "5 – Altre Informazioni" al paragrafo "Legge 262/05 – Art. 154 bis del TUF: Modello di riferimento - Approccio del Gruppo Banca CR Firenze", in coerenza con il framework "Internal Control – Integrated Framework", emesso dal Committee of Sponsoring Organizations of the Treadway Commission e il framework "Control Objectives for IT and related technology", emesso da IT Gevernaqnce Institute, per la componente dei sistemi IT, che rappresentano standard di riferimento per il sistema di controllo interno generalmente accettati a livello internazionale.

3. Si attesta, inoltre, che il bilancio consolidato al 31 dicembre 2007:
   a. corrisponde alle risultanze dei libri e delle scritture contabili;
   b. redatto in conformità agli International Financial Standards adottati dall'Unione Europea nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs. n. 38/2005, è a quanto consta idoneo a fornire una rappresentazione veritiera e corretta della situazione patrimoniale, economica e finanziaria dell'emittente e dell'insieme delle imprese incluse nel consolidamento.

FIRME

Aureliano Benedetti ____________________
Presidente del Consiglio di Amministrazione

Egidio Mancini ____________________
Dirigente preposto alla redazione dei documenti contabili societari

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	CASSA DI RISPARMIO DI FIRENZE		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA*			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
01/04/2006	V	IT0004194170	BANCA CR FIRENZE	AZO	554	6.735	3.731,19	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							3.731,19		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													3,731.19		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments.
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial strument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenenti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Bucciarelli*	NOME / FIRST NAME	*Paolo*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Bucciarelli*	NOME / FIRST NAME	*Paolo*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
01/04/2006	V	IT0004194970	BANCA CR FIRENZE	AZO	17,000	6.735	114,495	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							114,495		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [2]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													114,495		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotate sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenenti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	CASSA DI RISPARMIO DI FIRENZE

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA[1]

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	CAPECCHI	NOME / FIRST NAME	VANNI

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/04/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	11,000	6.735	74.085	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							74.085		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													74,065		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dell'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Mancini*	NOME / FIRST NAME	*Egidio*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA'			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Mancini*	NOME / FIRST NAME	*Egidio*

4. OPERAZIONI / TRANSACTION									
SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND									
DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/04/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	27,000	6.735	181,845	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							181,845		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													181,845		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendite di azioni rivenenti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio, la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Comotto*	NOME / FIRST NAME	*Ezio*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Comotto*	NOME / FIRST NAME	*Ezio*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
01/04/2006	V	IT0004194970	BANCA CR FIRENZE	AZO	13,000	6.735	87,555	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							87,555		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													87.555		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial astrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	*Duilio*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA[1]			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	*Duilio*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/04/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	12,000	6.735	80,820	FMERC	Adesioni OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							80,820		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3 SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3															
DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM. FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													60.820		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Basso Ricci*	NOME / FIRST NAME	*Massimo*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Basso Ricci*	NOME / FIRST NAME	*Massimo*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
01/04/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	21,000	6.735	141,435	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							141,435		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													141.435		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quota di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA[4]			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[2]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[3]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[4]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[5]	NOTE / NOTES
01/04/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	33,000	6.735	222,255	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							222,255		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													222,255		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over Italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant, in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza delle colonne "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Vecchioni	NOME / FIRST NAME	Federico

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	CASSA DI RISPARMIO DI FIRENZE

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA'

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	Vecchioni	NOME / FIRST NAME	Federico

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
26/03/2006	V	IT0004194970	BANCA CR FIRENZE	AZO	1,785	6.735	12,021.975	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							12,021.975		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													12.021.975		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial strument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenenti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Guardasoni*	NOME / FIRST NAME	*Armando*

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA·

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Guardasoni*	NOME / FIRST NAME	*Armando*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION*	CODICE ISIN / ISIN CODE*	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT*	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)*	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION*	NOTE / NOTES
26/03/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	5,015	6.735	33,776.025	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							33,776.025		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION[7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT[8]	TIPO FACOLTA' / TYPE OF RIGHT[9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE[10]	DENOMINAZIONE / NAME[11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME[12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													33,776.025		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanzari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-emarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanzari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenenti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.1) SOGGETTO CHE SVOLGE FUNZIONI DI AMMINISTRAZIONE, DI CONTROLLO O DI DIREZIONE IN UN EMITTENTE QUOTATO / MEMBER OF THE ADMINISTRATIVE, MANAGEMENT OR SUPERVISORY BODIES OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA[1]			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Moscatelli*	NOME / FIRST NAME	*Pasqualino*

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[2]	CODICE ISIN / ISIN CODE[3]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
25/03/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	75,500	6.735	508,492.5	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							508,492.5		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3

SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													506,492.5		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial strument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-amarket transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER

1.1 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	Duilio

1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY

C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER

2. EMITTENTE QUOTATO / LISTED COMPANY

RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*

3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION

3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY

PERSONA RILEVANTE / RELEVANT PERSON

3.2 DATI ANAGRAFICI / PERSONAL DATA

PERSONA FISICA / NATURAL PERSON

COGNOME / FAMILY NAME	*Mannaioni*	NOME / FIRST NAME	Duilio

4. OPERAZIONI / TRANSACTION

SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE

SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND

DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[3]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[6]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[8]	NOTE / NOTES
19/03/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	918	6,735	6.182,73	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							6.182,73		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITA' / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITA DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													6.182,73		

1. Questa sezione relative ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincide con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

ALLEGATO 6 /ANNEX 6

SCHEMA DI COMUNICAZIONE AI SENSI DELL'ARTICOLO 152-octies, comma 7

FILING MODEL FOR DISCLOSURE OF TRANSACTIONS REFERRED TO ARTICLE 152-octies, paragraph 7

1. PERSONA RILEVANTE DICHIARANTE / DECLARER			
1.1 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Basso Ricci*	NOME / FIRST NAME	*Massimo*
1.2 NATURA DEL RAPPORTO CON L'EMITTENTE QUOTATO / NATURE OF RELATIONSHIP WITH THE LISTED COMPANY			
C.2) DIRIGENTE CHE HA REGOLARE ACCESSO A INFORMAZIONI PRIVILEGIATE E DETIENE IL POTERE DI ADOTTARE DECISIONI DI GESTIONE CHE POSSONO INCIDERE SULL'EVOLUZIONE E SULLE PROSPETTIVE FUTURE DELL'EMITTENTE QUOTATO / SENIOR EXECUTIVE HAVING REGULAR ACCESS TO INSIDE INFORMATION RELATING, DIRECTLY OR INDIRECTLY, TO THE ISSUER, AND THE POWER TO MAKE MANAGERIAL DECISIONS ON THE FUTURE DEVELOPMENTS AND BUSINESS PROSPECTS OF THE ISSUER			
2. EMITTENTE QUOTATO / LISTED COMPANY			
RAGIONE SOCIALE / CORPORATE NAME	*CASSA DI RISPARMIO DI FIRENZE*		
3. SOGGETTO CHE HA EFFETTUATO LE OPERAZIONI / PARTY WHICH EXECUTED THE TRANSACTION			
3.1 NATURA DEL SOGETTO CHE HA EFFETTUATO LE OPERAZIONI / REASON FOR RESPONSABILITY TO NOTIFY			
PERSONA RILEVANTE / RELEVANT PERSON			
3.2 DATI ANAGRAFICI / PERSONAL DATA			
PERSONA FISICA / NATURAL PERSON			
COGNOME / FAMILY NAME	*Basso Ricci*	NOME / FIRST NAME	*Massimo*

4. OPERAZIONI / TRANSACTION									
SEZIONE A): RELATIVA ALLE AZIONI E STRUMENTI FINANZIARI EQUIVALENTI E ALLE OBBLIGAZIONI CONVERTIBILI COLLEGATE SECTION A): RELATED TO SHARES AND EQUIVALENT FINANCIAL INSTRUMENT AND ASSOCIATED CONVERTIBLE BOND									
DATA / DATE	TIPO OPERAZ. / TYPE OF TRANSACTION[1]	CODICE ISIN / ISIN CODE[1]	DENOMINAZIONE TITOLO / NAME OF SECURITY	TIPO STRUM. FINANZIARIO / TYPE OF FINANCIAL INSTRUMENT[4]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €)[5]	CONTROVAL. (in €) / VALUE (in €)	MODALITÀ DELL'OPERAZ. / DESCRIPTION OF TRANSACTION[6]	NOTE / NOTES
20/03/2008	V	IT0004194970	BANCA CR FIRENZE	AZO	2,387	6.735	16,076.445	FMERC	Adesione OPA
TOTALE CONTROVALORE SEZIONE A (in €) / TOTAL AMMOUNT SECTION A (in €)							16,076.445		

SEZIONE B): RELATIVA AGLI ALTRI STRUMENTI FINANZIARI COLLEGATI ALLE AZIONI DI CUI ALL'ART. 152-sexies, comma 1, lett. b1 , b3
SECTION B): RELATED TO FINANCIAL INSTRUMENTS ASSOCIATED TO SHARE REFERRED TO IN ART. 152-sexies, paragraph 1, letters b1 , b3

DATA / DATE	TIPO OPER. / TYPE OF TRANSACTION [7]	TIPO STRUM FINANZIARIO COLLEGATO / TYPE OF ASSOCIATED FINANCIAL INSTRUMENT [8]	TIPO FACOLTA' / TYPE OF RIGHT [9]	STRUM. FINANZIARIO COLLEGATO / ASSOCIATED FINANCIAL INSTRUMENT		AZIONE SOTTOSTANTE / UNDERLYING SECURITY		INVESTIMENTO/DISINVESTIMENTO EFFETTIVO / ACTUAL INVESTMENT/DISINVESTMENT			INVESTIMENTO/DISINV. POTENZIALE (NOZIONALE) / POTENTIAL (NOTIONAL) INVESTMENT /DISINVESTMENT			DATA SCADENZA / MATURITY	NOTE / NOTES
				CODICE ISIN / ISIN CODE [10]	DENOMINAZIONE / NAME [11]	CODICE ISIN / ISIN CODE	DENOMINAZIONE / NAME [12]	QUANTITÀ / QUANTITY	PREZZO (in €) / PRICE (in €) [5]	CONTROVALORE (in €) / VALUE (in €)	QUANTITÀ DEL SOTTOSTANTE / QUANTITY OF UNDERLYING	PREZZO D'ES. O REGOLAMENTO / STRIKE OR SETTLEMENT PRICE (in €)	CONTROVALORE (in €) / VALUE (in €)		
TOTALE CONTROVALORE POTENZIALE SEZIONE B (in €) / TOTAL POTENTIAL AMMOUNT SECTION B (in €)													0		
TOTALE CONTROVALORE SEZIONE A + SEZIONE B (in €) / TOTAL AMMOUNT SECTION A + SECTION B (in €)													16,078,445		

1. Questa sezione relativa ai dati anagrafici del soggetto non va compilata nel caso in cui il soggetto coincida con il dichiarante della sezione 1.1 / Not to fill if the person wich executed the transaction is the same as section 1.1
2. Indicare la tipologia di operazione, effettuata anche mediante l'esercizio di strumenti finanziari collegati / Indicate the type of transaction, even if executed through the exercise of associated financial instruments:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - X = scambio / excange
3. Il codice ISIN deve essere sempre indicato qualora lo strumento finanziario ne abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / ISIN code must be indicated whenever the financial istrument received that code from an appointed international agency (e.g. UIC for Italy)
4. Indicare lo strumento finanziario oggetto dell'operazione / Indicate the financial instrument involved in the transaction:
   - AZO = azioni ordinarie / ordinary shares
   - AZP = azioni privilegiate / preference shares
   - AZR = azioni di risparmio / saving shares
   - QFC = quote di fondi chiusi quotati / units of closed-end funds
   - EQV = altri strumenti finanziari, equivalenti alle azioni, rappresentanti tali azioni / other financial instruments, equivalent, or representative of shares
   - OBCV = Obbligazioni convertibili o altri strumenti finanziari scambiabili con azioni / convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares
   - - = azione non quotata / - = non listed share
5. Nel caso in cui nel corso della giornata per un dato titolo sia stata effettuata più di una operazione dello stesso tipo (vedi nota 2) e con la stessa modalità (vedi nota 6) indicare il prezzo medio ponderato delle suddette operazioni. Nel caso di obbligazioni convertibili deve essere indicato in centesimi (es. per un'obbligazione quotata sotto alla pari ad un prezzo di 99 indicare 0.99, mentre se quotata sopra alla pari ad un prezzo di 101 indicare 1.01 / In case of multiple transactions on securities of the same type (see note 2) and with the same modality (see note 6), indicate the weighted average price of the aforementioned transactions. In case of convertible bonds use prices in hundredths (e.g. for a bond negotiated below par value at a price of 99 indicate 0.99, whereas for a bond negotiated above the par value at a price of 101 indicate 1.01).
6. Indicare l'origine dell'operazione / Indicate the origin of the transaction:
   - MERC-IT = transazione sul mercato regolamentato italiano / transaction over italian regulated market
   - MERC-ES = transazione sul mercato regolamentato estero / transaction over foreign regulated market
   - FMERC = transazione fuori mercato o ai blocchi / off-market transaction or block
   - CONV = conversione di obbligazioni convertibili o scambio di strumenti finanziari di debito con azioni azioni / conversion of convertible bonds or swap of debt-securities into shares
   - ESE-SO = Esercizio di stock option/stock grant; in caso di vendita di azioni rivenienti dall'esercizio di stock option, nella medesima riga ove è indicata la vendita, indicare in corrispondenza della colonna "note" il relativo prezzo di esercizio; la presente indicazione è pertanto da utilizzare in caso di vendita / disposal of shares following the exercise of stock options/stock grant. Please specify in the marginal note, for any disposal, the stock options' strike price
   - ESE-DE = esercizio di strumento derivato o regolamento di altri contratti derivati (future, swap) / exercise of derivatives or settlement of other derivatives (future, swap)
   - ESE-DI = esercizio di diritti (warrant/covered warrant/securitised derivatives/diritti) / exercise of rights (warrant/covered warrant/securitised derivatives/rights)
7. Indicare la tipologia di operazione / Indicate the type of transaction:
   - A = acquisto / purchase
   - V = vendita / sale
   - S = sottoscrizione / subscription
   - AL = Altro (dettagliare in nota) / Other (to be specified in the notes)
8. Indicare la tipologia di strumento finanziario / Indicate the type of financial instrument:
   - W = warrant / warrant
   - OBW = obbligazione cum warrant / bond cum warrant
   - SD = securitised derivative / securitised derivative
   - OPZ = opzione / option
   - FUT = future / future contracts
   - FW = forward (contratti a termine) / forward contracts
   - OS = obbligazione strutturata / structured bond
   - SW = swap / swap
   - DIR = diritti / rights
9. Indicare la categoria di strumento finanziario derivato (solo per le opzioni) / Indicate the category of derivative (only for options):
   - CE = call European style
   - PE = put European style
   - CA = call American style
   - PA = put American style
   - AL = altro (dettagliare in nota) / other (to be specified in the notes)
10. Da non indicare solo per contratti derivati (su strumenti finanziari) non standard oppure qualora lo strumento non abbia ricevuto l'assegnazione da un'agenzia di codifica internazionale (es. UIC per l'Italia) / Not to be indicated for non-standard derivatives or whenever the financial instrument did not receive that code from an appointed international agency (e.g. UIC for Italy).
11. Indicare lo strumento finanziario collegato alle azioni / Indicate the associated financial instrument
12. Indicare lo strumento finanziario sottostante (azione) / Indicate the underlying financial instrument (share)

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni (Joint Stock Company)

Banking Register No. 5120
Banking Groups Register No. 6160.6
Registered Office: 6 Via Bufalini, Florence
Share Capital Eur 828,836,017.00 fully paid in
Florence Register of Companies, Fiscal and VAT number 04385190485
A Company under the management and coordination of Intesa Sanpaolo S.p.A.

Shareholders' Ordinary General Meeting

1st call 10 April 2008

2nd call 26 April 2008

Statutory Auditors Report

BANCA CR Firenze S.p.A.
Report of the Board of Statutory Auditors
with respect to the Financial Statements for the period ended **31 December 2007,**
prepared in accordance to art. 153
of Legislative Decree no. 58 of 24 February 1998
and art. 2429 of the Italian Civil Code

Dear Shareholders,

the Financial Statements as at 31 December 2007, as submitted for your approval by the Board of Directors, showed a net profit of **150.2 *million euro*.** Previous year ended with a profit of 240.3 million euro, with 97.6 million euro resulting from non-recurring profits.

The examined Financial Statements - together with the Directors' report - include the balance sheet, the income statement, the statement of changes in shareholders' equity, the cash flow statement, the notes to the financial statements, as well as the annexes referred to in the Bank of Italy's Circular Letter no. 262/2005. Moreover, they were prepared according to the International Accounting Standards (IAS/IFRS), pursuant to EC Regulation no. 1606/2002, Legislative Decree no. 38/2005 and the above-mentioned Bank of Italy's Circular Letter no. 262 of 22 December 2005.

Accountancy changes and reclassifications concerning Balance Sheet and Income Statement

disclosure were specifically recorded, as well as all those elements relating to increases and decreases in the AFS valuation reserve.
Pursuant to the requirements set forth in standard IFRS 1, a considerable part of the Notes to the financial statements (Part A - Accounting policies) explains the standards according to which the balance sheet and income statement items of your Bank have been accounted for and stated.

The **consolidated** Financial Statements as at 31 December 2007 - which have also been prepared according to the IAS/IFRS standards and include the Directors' report and all other documents and schedules required by the Supervisory Authorities - showed a Net profit attributable to the Parent Company of **185.4 million euro,** compared to 271 million euro of the previous period that, similarly to the individual financial statements, included profits from non-recurring transactions for 97.6 million euro, net of specific fiscal charges.
As recorded in the Report and Notes to the consolidated Financial Statements, it should be considered that, compared to 31 December 2006, the consolidated Financial Statements take into account a wider scope of consolidation, thanks to the inclusion of the subsidiaries Centro Leasing Banca S.p.A., Centro Leasing Rete S.p.A. and Centro Factoring S.p.A., which were previously under

significant influence (associated companies).
Moreover, the Management report to the consolidated Financial Statements includes detailed information on subsidiaries' results and on the Group's segments of activity, together with the criteria for calculation of profitability by segment, as required by the Bank of Italy's Circular Letter no. 262/2005.
Part D of the Notes to the consolidated financial statements includes detailed information on the segment reporting (primary format).

As already stated, in the last period significant changes took place with regard to the ownership structure of your Bank, whose control was acquired on 29 January 2008 by Intesa Sanpaolo S.p.A., which currently owns 58.9% of Banca CR Firenze's capital, which became part of that Group, following the implementation of the agreements entered into in July 2007 (which were made public pursuant to art. 114 of the Consolidated Law on Finance) between Ente Cassa Risparmio di Firenze, Fondazione CR Spezia, Fondazione CR Pistoia, SO.FI.BAR S.p.A. as selling parties and Intesa Sanpaolo S.p.A. as purchasing party.
After having acquired control, Intesa Sanpaolo S.p.A. launched a takeover bid in March 2008 - pursuant to art. 106 of the Consolidated Financial Law - on Banca CR Firenze's shares, which will be

closed, unless extended, on 1 April 2008.

This transaction foreshadows a delisting of Banca CR Firenze, which is still listed on the Mercato Telematico of Milan Stock Exchange. Consequently, supervisory and control activities are governed by the provisions set forth in Legislative Decree no. 58 of 24 February 1998 - Consolidated Act on Financial Intermediation and subsequent amendments and integrations. Accordingly:

- the Board of Statutory Auditors has inspection and control powers with regard to the performance of company affairs and to the assessment of compliance with the law, with the memorandum of association and with the principles of correct administration;
- the inspection and control of accounts and financial statements, as well as the opinions on the adequacy of extraordinary transactions are entrusted to PricewaterhouseCoopers S.p.a., an auditing firm enrolled in the Consob Register (its audit appointment is confirmed for the six-year period 2006-2011 - subject to the opinion of this Board of Statutory Auditors - following the resolution of Your Meeting held on 27 April 2006);
- moreover, pursuant to art. 154-bis of the said Decree, as from 2007 the Articles of Association envisaged the appointment of the Executive in charge of preparing the accounting documents. In his report, the Executive certified - both with

regard to the individual and consolidated financial statements as at 31 December 2007 - the adequacy and the actual application of administrative and accounting procedures for the preparation of the above-mentioned Financial Statements, by obtaining all related certifications from the companies subject to consolidation.

Within the duties of the Board of Statutory Auditors, it should be underlined that during 2007 we attended the ordinary and extraordinary Shareholders' Meeting on 26 April 2007. The meeting was held to approve the Financial Statements as at 31 December 2006, renew the composition of the Board of Statutory Auditors through voting by lists and introduce amendments so as to adapt statutory provisions to the regulations for listed companies (procedures for the calling of the shareholders' meeting, procedures for appointment of the Board of Statutory Auditors, requirements and powers of auditors, appointment of the Executive in charge of preparing the accounting documents).

The Board of Statutory Auditors took part in the meetings of the Board of Directors (14 meetings) and of the Executive Committee (22 meetings) and was duly informed by the Directors of the operations carried out and the transactions of the greatest economic, financial and equity significance performed by your company.

To this effect, reference should be made to the following transactions:

- on 1 May 2007, the acquisition of the network of financial advisers Cortal Consors S.A. was finalised for 4.3 million euro as goodwill. The network of financial advisers of Banca CR Firenze is currently positioned across the entire national territory with 67 points of sale and 294 advisers, with total deposits exceeding 1 billion euro;
- on 23 May 2007, the purchase from Fondazione CR Spezia of an additional 11.9% of the share capital of the subsidiary Cassa Risparmio della Spezia, for an amount of 47.6 million euro, thanks to which the total shareholding held by your Bank in the said Cassa was equal to 79.9%;
- in July 2007, the acquisition of 43.5% of Centro Leasing Banca S.p.A. from BNP Paribas Group for an amount of 75 million euro, thanks to which the shareholding stake of your Group totalled 87.07%, with the subsequent acquisition of control of that company (already associated) and, through it, of Centro Leasing Rete S.p.A. and Centro Factoring S.p.A (which is already associated);
- in August 2007, the subsequent capital increase of Centro Leasing Banca S.p.A., from 110 to 155 million euro, which was carried out by your Bank and its subsidiaries also with regard to a small portion of the unassigned part, with a further increase in the shareholding stake up to 87.11%;

- the adjustment received by Equitalia S.p.A. for 1.8 million euro, concerning the disposal carried out in 2006 of Cerit S.p.A., a tax collection company for the provinces of Florence and Massa;
- the disposal of the shareholding (60%) in Perseo Finance S.r.l., purchased in 1999 to carry out the securitisation transaction for non-performing loans, since the operation was completely closed in 2007;
- within the group - and in compliance with previous agreements - 10 branches in the Lunigiana-Massa Carrara area were disposed of and transferred from Banca CR Firenze S.p.A. to Cassa Risparmio della Spezia S.p.A., with a post-tax profit equal to approximately 21 million euro, allocated to the (profit) Reserve of the Shareholders' Equity.

The programme for the realisation of your Bank's new headquarters in the North-West area of Florence (Novoli) will be completed soon by the wholly-owned company "Immobiliare Nuova Sede S.r.l.". The works for the six buildings that will form part of the Group's business area will be completed during this year.

The said transactions aimed at strengthening the group and its equity consolidation, as well as rationalising the structure and shareholdings.

We would like to point out that, also in the wake of the said transactions, the individual regulatory capital as at 31 December 2007 amounted to 1,962

million euro, compared to 1,893 million euro as at 31 December 2006.

The Directors' Report shows the developments occurred during 2007 with regard to the relationships of your Bank with BNP Paribas (and consequently with Cetelem S.A.) for the control of Findomestic Banca S.p.A., which is jointly held by the Banca CR Firenze and BNP Paribas Groups (50% each).
Having mentioned all details concerning the existing Agreement, it is described how the BNP Paribas Group - believing that the failure to renew the expired Agreement would have enabled it to exercise the call option against Banca CR Firenze on 1% of Findomestic Banca S.p.A.'s capital - has actually exercised this option.
Since Banca CR Firenze has a different opinion regarding the real possibility that BNP Paribas (Cetelem S.A.) exercises the said call option on 1% of Findomestic Banca S.p.A.'s capital, an arbitration procedure was started, pursuant to the provisions set forth in the Agreement in case of dispute.
At the same time, and subject to a negative arbitral award for Banca CR Firenze, it has exercised the option for the sale of 50% of Findomestic Banca S.p.A. to the BNP Paribas Group; moreover, the Ente Cassa di Risparmio di Firenze

stated that it intends to exercise the pre-emption right for the purchase of the aforementioned 50%. The exercise of these options - which are both contained in the Agreement signed by the two Groups - will obviously fail if the option exercised by Cetelem S.A. on 1% of Findomestic Banca S.p.A. is considered null or void.
With regard to these events, the Board of Statutory Auditors agreed the work carried out by the Board of Directors, which aimed at protecting the strategic and equity value of that important shareholding.

No atypical and/or unusual transactions have been carried out during the year.

At the beginning of 2007, the Board of Statutory Auditors received a complaint from a client of Banca CR Firenze with regard to the results and administration of a management agreement for an investment portfolio stipulated in 2001 through the Prato Branch. The analysis and examination of the complaint and all related information revealed that the petitioner was involved in a dispute with Banca CR Firenze before the ordinary judicial administration. The judgement dismissed the claim of the client, who also had to bear the costs of the proceedings. Both the Bank of Italy and Consob were notified of the complaint, the client's answer

and the said judgement (that is still under appeal).
No complaints were received pursuant to Article 2408 of the Italian Civil Code.

The information given by the Board of Directors concerning ordinary commercial and financial transactions, infragroup operations or transactions with related parties, is adequate with regard to the provisions set forth in the Consob regulation and Communications on company controls, which were recently modified by communication DEM/6064293 of 28 July 2006. In this regard, the Board of Statutory Auditors underlines that these transactions have been carried out in compliance with provisions ensuring transparency and procedural fairness of operations, in accordance with current laws or regulations, in terms of reciprocal economic and strategic viability and in line with market conditions.

The profit for 2007 (150.2 million euro) - compared with the previous year and adjusted for non-recurring transactions (sale of Sanpaolo Imi S.p.a. and Fondiaria SAI S.p.a. shareholdings) - showed an increase of 5.6%, mainly due to the growth in business volumes, with the annual yield spread remaining stable.
This also applies to the consolidated Financial

Statements, by taking into account the wider scope of consolidation.

With reference to the individual Financial Statements, the increase in direct borrowing (+4%), supported by the bond component, has more than compensated the slight decrease in indirect borrowing (-0.7%), with a global increase equal to 368 million euro (+1.2%).

Net loans increased by 846 million euro, totalling 10,996 million euro as at 31 December 2007, with an increase of 8.3% compared to 2006.

During 2007 - and according to the guidelines of the 2006-2008 Three-Year Plan - commercial activities focused on loyalty schemes and growth of customer base have continued, thus pursuing the development of market shares with regard to both the retail area, as well as the business and private-banking sectors. The development of the relationships with those customers using telematic channels was positive. Worth mentioning is also the initiative for the creation of new business centres for the agricultural sector.

The strong increase in loans was mainly due to a significant growth in medium and long-term mortgage loans and borrowings, that increased from 4,979 million euro to 5,908 million euro (+929 million euro, equal to an increase of 18.7%).

Mortgage loans continued to increase also in 2007 and the Board of Statutory Auditors carefully

monitored - through frequent requests to the Loans Department - the performance of repayment regularity, which has always been up to standard. Moreover, attention should be drawn to the sector following the 2006 increase in rates, that had a significant impact on the financial year under review. This situation - together with the sudden increase in costs for consumer products and, more generally, in the cost of living that occurred in the second half of 2007 - could represent a problem for borrowers. New initiatives for mortgage portability are being carried out and should be carefully followed so to respond appropriately to new types and forms of competition.

Your Bank is strongly committed to the protection of asset quality, based on selection criteria to grant loans and protective allocation policies for those risks that also suffer from the worsening of the country's economic situation.

Dividends and similar income recorded a decrease (from 83 to 79 million euro), as those resulting from shareholdings in Sanpaolo IMI S.p.A. and Fondiaria SAI S.p.A. have disappeared (they were sold in 2006). With regard to this sector, dividends from group companies increased, thus confirming subsidiaries' increasing efficiency and competitive edge.

Attention is constantly paid to cost containment,

despite previous commitments and new planning activities carried out in 2007.

The outcome of the actions taken was as follows: increase in interest margin (+13%), business margin (+1.9%) and net operating result (+12.6%), with a slight decrease in ROE (10.6% compared to 11.7% in 2006, due to a 15.6% increase in shareholders' equity in 2007) and a drop in cost/income (from 61.2% to 56.9%), supported by the surplus amount of the provision for staff termination pay (-16.4 million euro), following the application of regulatory changes of Legislative Decree no. 252/2005 and Law no. 296/2006.

At the same time, with regard to the fiscal incidence on gross profit, attention should be given to the substantial effect resulting from the provisions set forth in the 2008 Finance Act, according to which IRES and IRAP [Italian taxes] rates have been reduced starting from this year, with a consequent need to restate deferred and prepaid taxes as at 31 December 2007, with a net negative effect equal to approximately 8 million euro.

As regards loans (and related adjustments), it should be underlined that following the increase in adjustments from higher allocations made with regard to new non-performing loans for the period (annual stream grew by 37.3%), the hedging level of

items at risk increased from 37.8% in 2006 up to 39.2% in 2007. To this effect, it should be taken into account that loans related to bankruptcy proceedings and characterised by clear and safe loss elements were directly written down (in some cases up to 100%). Taking this into consideration, the hedging rate for items at risk would be further increased.

The Reports by the Independent Auditing Firm PricewaterhouseCoopers S.p.A. for the individual and consolidated Financial Statements do not contain any criticisms and/or observations.
In accordance with the law, PricewaterhouseCoopers S.p.A. was assigned the following additional tasks:

- auditing of the "CRF Previdenza", personal pension scheme, with a remuneration of 12,360 euro, in addition to 900 euro as out-of-pocket expenses;

other appointments for:

- agreed assessment procedures for the activity carried out in 2002 by Cassa di Risparmio di Firenze Spa as servicer with regard to securitisation transactions for performing loans, with a remuneration of 16,000 euro, in addition to 1,120 euro as out-of-pocket expenses;
- issue of comfort letters for the updating related to the issue of euro-bonds, with a

remuneration of 25,000 euro, in addition to 1,750 euro as out-of-pocket expenses;

- professional services related to the planned issue of perpetual subordinated fixed/ floating rate notes (preference shares) by Banca CR Firenze S.p.A., with a remuneration of 30,000 euro and out-of-pocket expenses for 2,100 euro;
- issue of documents for the registration in the MTS market as primary dealer, with a remuneration of 2,500 euro and out-of-pocket expenses for 175 euro;
- controls on the calculation of contributions due to the National Guarantee Fund, as required by the Fund Regulations, with a remuneration of 3,000 euro, in addition to 210 euro as out-of-pocket expenses;
- review of the English translation of the Half-Year Report as at 30 June 2007 and of the Financial Statements as at 31 December 2006 in order to translate all related Auditors' reports into English, with a remuneration of 23,000 euro, in addition to 1,610 euro as out-of-pocket expenses.

Moreover, those subjects who have ongoing relationships with the auditing company were assigned the following tasks:

- Pricewaterhouse Coopers Advisory Srl is in charge of controlling the update of market assessment standards that are used in the valuation models for

the impairment related to shareholdings, with a remuneration of 5,000 euro, in addition to out-of-pocket expenses for 100 euro;

- TLS Associazione Professionale di Avvocati e Commercialisti is entrusted with supporting activities in relation to current law on US withholdings of the so-called qualified intermediaries, with a remuneration of 7,500 euro.

During the 10 meetings held in the year - and in close collaboration with the auditing firm and the Auditing Management - the Board of Statutory Auditors monitored and supervised the adequacy of the organisational setup of the company, as well as the compliance with the principles of correct administration, through direct observations and collection of information from various department heads.

Moreover, it ascertained and supervised the adequacy of the internal control system and - in association with the Executive in charge of preparing the accounting documents - of the organisational/accounting system, as well as the reliability of the latter in correctly representing operational events, by analysing, if necessary, the results of the activities performed by the auditing firm, which was asked to conduct additional analyses of specific issues.

Following specific requests made by the Bank of Italy, the Board of Statutory Auditors carried out

in-depth analyses of the following issues:

- Banca CR Firenze and Group's transactions in derivatives;
- integration of the financial advisers of the former Cortal S.A. network in the Banca CR Firenze network of financial advisers;
- "Custodian Bank" activities carried out by Banca CR Firenze for Soprarno SGR S.p.A..

The Supervisory Authorities were duly notified of the said in-depth analyses, whose results were substantially positive.

Moreover, the Board of Statutory Auditors assessed (also through the presence of some members of this Board within subsidiaries and associated companies) the adequacy of the instructions given by your company to subsidiaries, pursuant to art. 114, sub-section 2 of Legislative Decree no. 58/1998, and compliance with provisions of the law on management and coordination, recommending precision and care in administrative-accounting matters.
The Board of Statutory Auditors also deemed it advisable to coordinate activities with its counterparts at group Banks and other subsidiaries, with a view to strengthening the sense of group membership and mutual collaboration within the so-called "governance of control activities".
To this effect, during the Boards' plenary meeting held on 21 November 2007, the following issues have

been examined:

- implementation of the MIFID Directive within the Banca CR Firenze group;
- main effects of IAS/IFRS standards on 2006 tax declarations;
- the instruments for customer assessments, in accordance with Basel II principles.

Great attention was paid to information flows between the bodies responsible for the governance of control activities, in order to ensure an appropriate coordination and avoid omissions and overlapping.

With regard to the Auditing function, a review of the organisational setup and operating processes of the Group's Auditing and Control Management has been carried out during the first quarter of 2007.

This review followed the self-assessment activities carried out by the Auditing Management during 2005 and 2006. These activities aimed at verifying the adequacy of its own organisational structure in the light of the constant developments of the economic and financial world, the changes that took place over the years within Banca CRF Group and the regulatory and methodological innovations that characterised the activities of the Internal Audit Function.

This review mainly implied the restructuring of the

Control Unit's activities, the identification of 4 territorial areas that shall be monitored by the Group's Distribution Network, the completion of the integration process of remote and on-site control activities, as well as the concentration of all planning, risk analysis and reporting activities to the Management and Control Bodies.

Furthermore, during the second half of the year - following the instructions given by the Bank of Italy and the new rules on the *Supervisory Instructions on Compliance* - the organisational/operational structure of the Auditing Management has been further analysed. In particular, the review focused on providing a unique "interface function" to the Auditing Management to retrospectively carry out all the controls on the Group Organisational Units on behalf of all the parties that have specific responsibility in the system control area, as well as establishing a separate Area to which formal responsibility for the Supervision of the Group should be given. The last change - which was required also in view of the future role as sub-holding that Banca CR Firenze shall assume within the Intesa Sanpaolo Group - was necessary so to "*make a distinction on the operational side between those resources assigned to internal audit activities as outsourcers and those appointed to*

carry out Group controls […]", as pointed out by the Bank of Italy.
While underlining the importance of the activities carried out by the Group's Auditing and Control Management in order to group and follow all bodies responsible for the governance of control activities, the Board of Statutory Auditors suggests to deploy a suitable workforce both in quantitative and qualitative terms.

The function in charge of the business continuity and disaster recovery plan for both the Bank and the Group carried out operational tests, as provided for by the Bank of Italy. The results attained were positive.

We report that your Company complies with the Code of Conduct developed by the Corporate Governance Committee for listed companies. In this regard, the Board of Directors appointed independent directors within the said Committee, while the Remuneration Committee had been already appointed and currently comprises independent directors. As of now, no internal Control Committee has been established, also following the change in the share ownership and the subsequent delisting. The features of the corporate governance system are thoroughly discussed in the information regarding corporate governance presented at your Meeting, as envisaged

by the provisions of Law no. 262/2005, according to which the recommendations of the Code shall be either adopted or the reasons for partial adoption explained.

Together with the Executive in charge of preparing the accounting documents, we have verified compliance with law regulations on the preparation and layout of the individual and consolidated Financial Statements, as well as with those regarding content and information provided in the Management Report.

The Financial Statements and the accompanying documents comply with the indications contained in company law rules and with the instructions and requirements of the Supervisory Authorities.

We would like to point out that - with regard to the recent changes in shareholding and control of your Bank - the Notes to the financial statements include the statement of summary data of the Intesa Sanpaolo Group's Financial Statements (which, as at 31 December 2006, is still divided into separate Intesa and Sanpaolo IMI groups), pursuant to art. 2497-bis of the Italian Civil Code.

On the basis of the information acquired from the auditing firm and through direct controls, we agreed with the valuation criteria adopted for securities, loans, fixed assets, asset and

liability items, as well as off-balance-sheet items with regard to the individual (and consolidated) Financial Statements, in accordance with the IAS/IFRS standards.

The Board of Statutory Auditors paid particular attention to the appropriateness of provisions for risks and charges. In this section, we report that Provisions for staff termination payments rose from 143 million euro as at 31 December 2006 to 148 million euro as at 31 December 2007, while other provisions for legal disputes (including civil suits concerning financial instruments, revocatory actions, etc.), personnel costs and other items remained unchanged (after all related movements) and totalled 54 million euro. In particular, the movements of each single sector involved (for an amount of 4 million euro) the use of the Provision for personnel costs, following the renewal of the national collective labour agreements (CCNL) and the increase in provisions for risks and charges (totalling 4 million euro and related to lawsuits, supplementary allowance for clients, etc.).

The Notes to the financial statements are accompanied by a detailed report on the Supplementary Pension Fund with no legal personality, established pursuant to art. 2117 of the Italian Civil Code and resulting from specific

labour agreements.

The Fund has separate accounting. Investment returns and charges arising from the management of the above-mentioned assets are recognized immediately. We note that in 2007 a fourth investment line within the "special section", called "guaranteed", was added to the investment lines and was established in accordance to the regulatory amendments related to the provision for staff termination pay.

The Notes to the financial statements also report details of the annual report of the "CRF Previdenza" personal pension scheme, whose results are audited by PricewaterhouseCoopers S.p.A..

With regard to securitisation transactions:

- the one carried out in 1999 was closed in advance with a positive margin, through the assignment of residual loans to an external company (N.P.L. S.p.A.);
- for the transaction completed at the end of 2002 (concerning performing mortgages for 509 million euro), following the whole redemption of class A1 securities (for a total amount of 51.3 million euro), the gradual redemption of class A2 securities was carried out and, at present, they amount to approximately 193 million euro (251 million euro as at 31

December 2006, when the Report on the Financial Statements was drawn up).

The details of the said transaction are reported in the Notes to the financial statements, as required by the Supervisory Authorities.

It should be recalled that the Board of Statutory Auditors, in its Reports as at 31 December 2003, had given its approval to the recognition under intangible assets of the item "Goodwill", arising from the acquisition from Sanpaolo IMI S.p.A. of the Bologna branch of the former Banco di Napoli for 11.83 million euro, and as at 31 December 2005 of the goodwill paid for the acquisition of the Spoleto branch from the subsidiary Cassa di Risparmio di Orvieto S.p.A. for 0.1 million euro. Under the new IAS standards, both items - which have unlimited duration and are therefore no longer amortised - are confirmed following impairment testing.

With regard to the 2006 Financial Statements, the Board of Statutory Auditors authorised the entry under intangible assets (and under the same item "goodwill") of the merger deficit arising from the incorporation of Cassa di Risparmio di Mirandola, for an amount of 76 million euro.

In 2007, this amount was reduced by 2 million euro, thus aligning it to the value of the Consolidation reserve included in the consolidated Financial

Statements.

In the 2007 Financial Statements, the Board of Statutory Auditors agreed the entry under the item "Goodwill" of an additional amount equal to 4.3 million euro resulting from the acquisition of the network of financial advisers Cortal S.A.; this amount was confirmed by an external expert.

"Other intangible assets" exclusively regard long-term software, which is amortised over three years.

We report that, in accordance with the new IAS standards, there are no long-lived start-up and expansion costs, research, development and advertising costs and these are therefore not registered among assets. Leasehold improvement costs are recognised under the item "Other assets" and are annually deducted according to the accrual principle, through recognition to the item "Other operating income/expenses". As at 31 December 2007, they amounted to 2 million euro.

The amount of free reserves is significantly higher and the prohibition envisaged under art. 2426, sub-section 1, no. 5 of the Italian Civil Code does not apply.

As at 31 December 2001, the Bank revalued instrumental properties according to Law no. 342 of 21 November 2000, recognising the difference in value in a specific reserve, net of related taxes. This reserve, equal to 48.99 million euro, was used

for the free-of-charge share capital increase approved by the Extraordinary Shareholders' Meeting of 29 April 2002.
A further revaluation of all properties owned by the Bank was carried out during the financial year ended 31 December 2005, according to the provisions set forth in Law no. 266/2005. This revaluation - supported by appraisals carried out by internal experts enrolled in professional trade registers - allowed the recognition of further 67.8 million euro under Reserves under tax suspension arrangements, which were subsequently used for the free-of-charge capital increase resolved by the Meeting of 27 April 2006.
This transaction was carried out according to previous accounting policies, while under the IAS standards applied to these Financial Statements, the item "Property" is broken down into "functional properties" (IAS 16) and "properties held for investment purposes" (IAS 40). The amounts recognised as at 31 December 2007 reflect the new standards, as they do not exceed the fair value at the stated date.

The Management Reports of the Bank and of the whole Group contain the information required by the provisions of the law and the instructions given by Consob.
As requested also by this Board of Statutory

Auditors, the Management report contains proper sections with full details on existing commitments and options on relevant shareholdings (currently limited to the subsidiaries Cassa Risparmio di Pistoia e Pescia and Banca CR Firenze Romania). The Report also highlights binding purchase or sale commitments related to the occurrence of particular events (on the basis of the transactions outstanding with the BNP Paribas Group) and the agreements involving way-out mechanisms for the disposal of equity investments acquired within the framework of corporate finance activities.

Among the significant events that occurred after the end of the financial year, information is given with regard to the agreements that finalised the transfer of control of your Bank to Intesa Sanpaolo S.p.A..

We have already reported on this event and on the following launch of the takeover bid - which is currently under way - by Intesa Sanpaolo.

It should also be specified that following the signed agreements, the Ente Cassa di Risparmio di Firenze shall maintain a minority stake in Banca CR Firenze (10.3%).

It should be noted that, following these agreements, Banca CR Firenze will still have exclusive control in Tuscany, Umbria, Eastern Liguria (La Spezia) and Marche (Ascoli province and

the Fano area), by receiving from the Intesa Sanpaolo group - at market value and under terms yet to be defined - a shareholding stake in Intesa Casse del Centro S.p.A., as well as the branches and business units of the Intesa Sanpaolo Group in its area. In addition, it will retain its current presence in Emilia-Romagna and in the provinces of Rome and Viterbo. In this way, Banca CR Firenze will represent a primary entity with approximately 1,000 branches in Central Italy.

In this Report, the Board of Statutory Auditors has given special attention, inter alia, to the Consob Communication DEM/1025564 of 6 April 2001.

We remind you that - with effect from 2004 - Banca CR Firenze elected to adopt the national tax consolidation system, as did all eligible subsidiaries.

The individual and consolidated Financial Statements and the Reports on operations were transmitted to the Board of Statutory Auditors in accordance with law, as were the half-yearly and quarterly reports.

During 2007, the development of the organisation and IT systems was carried out with a particular focus on:

- compulsory, regulatory measures:

- Basel II (credit and operational risks), Law no. 262/2005 (accounting information system), Legislative Decree no. 231/2001 (review of the Organisation and Management Model and related implementing measures), Market abuse, MIFID (Markets in Financial Instruments Directive), SEPA (Single Euro Payments Area), Legislative Decree no. 231/2007 (adjustment to the new provisions on anti-money laundering and possession of stolen goods);

- additional measures:
  - projects supporting the three-year business plan;
  - definition and formalisation of the control system concerning the new ICT governance structure.

The Board of Statutory Auditors, together with the Auditing Management, pay particular attention to compliance issues concerning transparency and privacy (the security policy document was updated in March 2008) and, with the Supervisory Body pursuant to Legislative Decree no. 231/2001, to compliance issues regarding protection of health and safety in the workplace, as well as the review of the Organisation Model pursuant to Legislative Decree no. 231/2001, following the enactment of new regulations in addition to the provisions set forth

in the original Decree (Law no. 123/2007 - Protection of health and safety in the workplace and Legislative Decree no. 231/2007 - provisions on anti-money laundering and possession of stolen goods).
To this effect, we would like to point out that the Supervisory Body reported on the intense activities carried out during 2007 at your Meeting.
The Board of Statutory Auditors believes that the activity carried out by the Supervisory Body - that was appointed pursuant to Legislative Decree no. 231/2001 - duly complies with the tasks assigned to it, i.e. to check operation and compliance, as well as its updating.

In this regard, the Board of Statutory Auditors underlines that during the year under review, the Compliance Department Head was appointed so to check that regulations directly or indirectly affecting the banking system are implemented and applied correctly. The Department prepared a report for the Board of Directors on the activities carried out during 2007, as well as the 2008 intervention plan.

In its role as Parent Company, Banca CR Firenze continued to centralise functions from subsidiaries, especially in the administrative and personnel management areas. As of today, subsidiary

banks feature the same level of integration with Banca CR Firenze.

Staff training activities for all Group Companies continued apace in 2007, in response to the introduction of new organisational and commercial methods and regulatory developments. These activities play a fundamental role with regard to the substantial staff turnover and should be carried out so that employees understand its importance and feel the burden of responsibility and of all related duties.

During the year, the Board of Statutory Auditors performed its supervisory duties provided for under applicable laws. Having completed such activities, the Board did not find significant facts that require specific mention in this Report.

Finally, the Board of Statutory Auditors examined the content of the reports prepared by the auditing firm PricewaterhouseCoopers S.p.A. for both the individual and the consolidated Financial Statements, and expresses a favourable opinion on the proposal to approve the Financial Statements for the year ended 31 December 2007, as drawn up by your Board of Directors, acknowledging that the proposal for the allocation of the profits for the year complies with the provisions of the law and of the Articles of Association, and is duly justified on the basis of the economic, financial and equity

position of the Company and the Group.
The Board of Statutory Auditors wishes to thank the Auditing and Administration Offices for their cooperation and hopes that, in light of new perspectives, Banca CR Firenze - together with its subsidiaries - may work profitable in synergy with Intesa Sanpaolo, a banking group of European and international significance.
Thanks to this integration, the Bank and the whole Group will benefit from substantial development opportunities, thus achieving higher efficiency and expanding its customer base through quality services.
Although the current economic framework is quite complex, Banca CR Firenze is solid and competent and has a deep knowledge of the territory in which it operates, despite its substantial evolution through the years. This is a major strength that should be maintained and developed.
We hope that this will turn into a well-structured cooperation, where parties can give their best in terms of accuracy, quickness and clarity of their operations according to their potential, so to achieve better results and offer first-class services in their respective areas.

We would like to remind shareholders that, with regard to the changes occurred in the ownership of your Bank, some members of the Board of Directors

resigned from their positions, partially due to the incompatibility of their office. Some members were co-opted for replacement, with mandate expiring in occasion of this Meeting.

Shareholders are therefore required to make their decisions on this issue.

Also some members of the Board of Statutory Auditors resigned due to the occurrence of incompatibility of offices, following the share swap transaction.

This year's Meeting of Shareholders is therefore asked to approve the termination of office of the Chairman of the Board of Statutory Auditors and of a substitute auditor, pursuant to art. 2401 of the Italian Civil Code.

Florence, 26 March 2008

The Board of Statutory Auditors

The Chairman	Mr. Vieri Fiori
The Statutory Auditor	Mr. Marco Sacconi
The Statutory Auditor	Mr. Francesco Mancini

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Banca con sede in Firenze, via Bufalini n. 6
Albo delle Banche n. 5120
Capitale sociale € 828.836.017,00 interamente versato
Registro delle imprese di Firenze,
codice fiscale e partita IVA 04385190485
Direzione e coordinamento: Intesa Sanpaolo S.p.A.

Assemblea Ordinaria degli Azionisti

1° conv. 10 aprile 2008

2° conv. 26 aprile 2008

Relazione della Società di Revisione Bilancio d'esercizio

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N °58

Agli Azionisti della
Banca CR Firenze SpA

1. Abbiamo svolto la revisione contabile del bilancio d'esercizio, costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla relativa nota integrativa, della Banca CR Firenze SpA chiuso al 31 dicembre 2007. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio d'esercizio sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio d'esercizio presenta a fini comparativi i dati corrispondenti dell'esercizio precedente. Come illustrato nella nota integrativa, gli amministratori hanno modificato i dati comparativi relativi al bilancio dell'esercizio precedente, da noi assoggettato a revisione contabile e sul quale abbiamo emesso la relazione di revisione in data 11 aprile 2007. Le modalità di rideterminazione dei dati corrispondenti dell'esercizio precedente e l'informativa presentata nella nota integrativa, per quanto riguarda le modifiche apportate ai suddetti dati, sono state da noi esaminate ai fini dell'espressione del giudizio sul bilancio d'esercizio chiuso al 31 dicembre 2007.

PRICEWATERHOUSECOOPERS

3. A nostro giudizio, il bilancio d'esercizio della Banca CR Firenze SpA al 31 dicembre 2007 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa della Banca CR Firenze SpA per l'esercizio chiuso a tale data.

Firenze, 26 marzo 2008

PricewaterhouseCoopers SpA

Alessandro Parrini
(Revisore contabile)

BANCA CR FIRENZE

CASSA DI RISPARMIO DI FIRENZE

Società per Azioni

Banca con sede in Firenze, via Bufalini n. 6
Albo delle Banche n. 5120
Capitale sociale € 828.836.017,00 interamente versato
Registro delle imprese di Firenze,
codice fiscale e partita IVA 04385190485
Direzione e coordinamento: Intesa Sanpaolo S.p.A.

Assemblea Ordinaria degli Azionisti

1° conv. 10 aprile 2008

2° conv. 26 aprile 2008

Relazione della Società di Revisione
Bilancio consolidato

RELAZIONE DELLA SOCIETÀ DI REVISIONE AI SENSI DELL'ARTICOLO 156 DEL DLGS 24 FEBBRAIO 1998, N° 58

Agli Azionisti della
Banca CR Firenze SpA

1. Abbiamo svolto la revisione contabile del bilancio consolidato, costituito dallo stato patrimoniale, dal conto economico, dal prospetto delle variazioni del patrimonio netto, dal rendiconto finanziario e dalla relativa nota integrativa, della Banca CR Firenze SpA e sue controllate (Gruppo Banca CR Firenze) chiuso al 31 dicembre 2007. La responsabilità della redazione del bilancio compete agli amministratori della Banca CR Firenze SpA. E' nostra la responsabilità del giudizio professionale espresso sul bilancio e basato sulla revisione contabile.

2. Il nostro esame è stato condotto secondo i principi e i criteri per la revisione contabile raccomandati dalla CONSOB. In conformità ai predetti principi e criteri, la revisione è stata pianificata e svolta al fine di acquisire ogni elemento necessario per accertare se il bilancio consolidato sia viziato da errori significativi e se risulti, nel suo complesso, attendibile. Il procedimento di revisione comprende l'esame, sulla base di verifiche a campione, degli elementi probativi a supporto dei saldi e delle informazioni contenuti nel bilancio, nonché la valutazione dell'adeguatezza e della correttezza dei criteri contabili utilizzati e della ragionevolezza delle stime effettuate dagli amministratori. Riteniamo che il lavoro svolto fornisca una ragionevole base per l'espressione del nostro giudizio professionale.

   Il bilancio consolidato presenta a fini comparativi i dati corrispondenti dell'esercizio precedente. Come illustrato nella nota integrativa, gli amministratori hanno modificato i dati comparativi relativi al bilancio dell'esercizio precedente, da noi assoggettato a revisione contabile e sul quale abbiamo emesso la relazione di revisione in data 11 aprile 2007. Le modalità di rideterminazione dei dati corrispondenti dell'esercizio precedente e l'informativa presentata nella nota integrativa, per quanto riguarda le modifiche apportate ai suddetti dati, sono state da noi esaminate ai fini dell'espressione del giudizio sul bilancio consolidato chiuso al 31 dicembre 2007.

PRICEWATERHOUSECOOPERS

3. A nostro giudizio, il bilancio consolidato del Gruppo Banca CR Firenze al 31 dicembre 2007 è conforme agli International Financial Reporting Standards adottati dall'Unione Europea, nonché ai provvedimenti emanati in attuazione dell'art. 9 del D.Lgs n. 38/2005; esso pertanto è redatto con chiarezza e rappresenta in modo veritiero e corretto la situazione patrimoniale e finanziaria, il risultato economico, le variazioni del patrimonio netto ed i flussi di cassa del Gruppo Banca CR Firenze per l'esercizio chiuso a tale data.

Firenze, 26 marzo 2008

PricewaterhouseCoopers SpA

Alessandro Parrini
(Revisore contabile)

BANCA
CR FIRENZE

Press release

FITCH RATINGS HAS TODAY UPGRADED

BANCA CR FIRENZE'S LONG-TERM ISSUER DEFAULT RATING

Fitch Ratings has today upgraded to "**A+**" (from the previous "A") the Long-term Issuer Default rating of Banca CR Firenze. Fitch's decision to upgrade was taken following the announcement of the results of the mandatory public tender offer on the outstanding Banca CR Firenze shares.

The F1 rating for Short-term IDR, the individual C rating, the support 1 rating and the stable outlook have been affirmed.

Florence, 2 April 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

BANCA CR FIRENZE

Press Release

ANNUAL MEETING OF SHAREHOLDERS

The company Banca CR Firenze S.p.A. hereby wishes to inform all its shareholders that the Annual General Meeting of Shareholders will take place, on second call, on 26 April 2008 at 11.00 a.m. at 1, Via de' Pucci - Florence - as the quorum necessary to validly convene a shareholders' meeting on the first call date has not been guaranteed.

Florence, 9 April 2008

Contacts : Investor Relations - Marco Falleri +39 055 2612284
eMail marco.falleri@carifirenze.it

END